04046097

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Newalta Income Fund

*CURRENT ADDRESS Suite 1200, 333-11 Avenue SW
Calgary, Alberta T2R 1L9
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

FILE NO. 82- 34834 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: MCa

DAT : 11/10/04

82-34834

NEWALTA INCOME FUND

PUBLIC DISCLOSURE RECORD

VOLUME 1 OF 2

NEWS RELEASE
For Immediate Release: January 22, 2003
TSE Trading Symbol: NAL and NAL.DB

Newalta Corporation Mails Information Circular for Conversion into Income Trust

Newalta to Redeem Subordinated Debentures Assumed in Anadime Acquisition

CALGARY, Alberta, January 22, 2003 – Newalta Corporation ("Newalta") today announced it has mailed an Information Circular to its shareholders and optionholders with respect to its proposed conversion into an income fund to be named Newalta Income Fund ("Newalta Fund"), pursuant to a plan of arrangement (the "Arrangement") under the *Business Corporations Act* (Alberta). A special meeting of shareholders and optionholders to consider the Arrangement will be held at 10:00 a.m. (Calgary time) on Monday, February 24, 2003 in the Viking Room at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta. In order to become effective, a resolution approving the Arrangement must be approved by at least two-thirds of the votes cast by the shareholders and optionholders, voting together as a single class, at the special meeting. The Arrangement will also require the approval of the Court of Queen's Bench of Alberta and certain regulatory authorities. All shareholders and optionholders are encouraged to vote in person or by proxy. Details on voting are contained in the Information Circular. The Information Circular has been filed with SEDAR and may be viewed at www.sedar.com. or on Newalta's website at www.newalta.com.

Under the terms of the proposed conversion, Newalta shareholders will receive one unit (a "Unit") of Newalta Fund for every two Newalta common shares held. Upon completion of the Arrangement, Newalta shareholders will hold all of the outstanding Units of Newalta Fund and will participate in monthly cash distributions from Newalta Fund. Details of the Arrangement are more fully described in the Information Circular.

The Board of Directors of Newalta has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Newalta and the securityholders and recommends that securityholders vote in favour of the Arrangement.

It is anticipated that the conversion will be completed on or about March 1, 2003. It is also anticipated that Newalta Fund will commence distributions on April 15, 2003 to holders of Units of record on March 31, 2003. Subject to receipt of approvals from the Toronto Stock Exchange and the fulfillment of certain requirements of such exchange, it is anticipated that the Units of Newalta Fund will trade under the symbol "NAL.UN" following completion of the conversion. It is anticipated that trading under the new symbol will begin on or about March 6, 2003. Further details will be provided closer to the anticipated completion date.

The following is a summary of the unaudited pro forma funds available for distribution and growth capital of Newalta Fund for the three months ended September 30, 2002. This summary should be read in conjunction with the detailed pro forma financial information contained in the Information Circular.

($000 except Trust Unit and per Trust Unit amounts)

	Three Months Ended September 30, 2002
FUNDS AVAILABLE FOR DISTRIBUTION AND GROWTH CAPITAL EXPENDITURES:	
Funds from operations	9,502
Less: Maintenance capital expenditures	(1,875)
Less: Long term debt principal repayments	(750)
Funds available for distribution and growth capital	**6,877**
Growth capital	(1,000)
Funds available for distribution	**5,877**
Trust units outstanding on conversion (000's)	21,817
PER TRUST UNIT:	
Funds available for distribution and growth capital	$0.32
Funds available for distribution after growth capital	$0.27

For Newalta shareholders resident in Canada, the conversion of Newalta common shares into Units will result in a disposition giving rise to a gain or loss for tax purposes. Current and potential shareholders are encouraged to review the Information Circular in detail and to seek independent tax advice in respect of the consequences to them of the proposed conversion.

BMO Nesbitt Burns Inc. and CIBC World Markets Inc. are providing advisory services to the Board of Directors in connection with the proposed conversion. BMO Nesbitt Burns Inc. has provided an opinion that the Arrangement is fair, from a financial point of view, to the securityholders of Newalta.

Newalta also announced that the $3 million principal amount of 8.0% convertible subordinated debentures assumed by Newalta in connection with the acquisition of Anadime Corporation in August 2001 will be redeemed by Newalta on February 28, 2003. Holders of such debentures may convert their debentures into common shares of Newalta on the basis of 174 Newalta common shares for each $1,000 principal amount of debentures.

Newalta Corporation maximizes the inherent value in industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services. With a strong track record of profitable growth and environmental

stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

This document may contain forward-looking statements, relating to Newalta's operations or to the environment in which it operates, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors, including commodity prices and volumes as well as others set forth in other public filings, could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

NEWALTA CORPORATION
Ronald L. Sifton
Senior Vice President, Finance & CFO
ph: (403) 206-2684

www.newalta.com

NEWS RELEASE
For Immediate Release: February 24, 2003
TSE Trading Symbol: NAL and NAL.DB

Newalta Corporation Receives Shareholder and Court Approval for Conversion into Income Fund

CALGARY, Alberta, Canada, February 24, 2003 – Newalta Corporation ("Newalta") today announced that the proposed conversion into an income fund to be named Newalta Income Fund ("Newalta Fund") was approved at a special meeting of shareholders and optionholders. The shareholders and optionholders voted 99.93% in favour of the resolution approving the entering into of the Plan of Arrangement to effect the conversion. The proposed conversion was also approved today by the Court of Queen's Bench of Alberta. Newalta expects that the conversion will be effected on March 1, 2003.

Under the terms of the proposed conversion, Newalta shareholders will receive one unit (a "Unit") of Newalta Fund for every two Newalta common shares held. Upon completion of the Arrangement, Newalta shareholders will hold all of the outstanding Units of Newalta Fund and will participate in monthly cash distributions from Newalta Fund.

It is anticipated that Newalta Fund will commence distributions on April 15, 2003 to holders of Units of record on March 31, 2003. Subject to receipt of approvals from the Toronto Stock Exchange and the fulfillment of certain requirements of such exchange, it is anticipated that the Units of Newalta Fund will trade under the symbol "NAL.UN" following completion of the conversion. It is anticipated that trading under the new symbol will begin on or about March 6, 2003. Further details will be provided closer to the anticipated completion date.

Newalta Corporation maximizes the inherent value in industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

This document may contain forward-looking statements, relating to Newalta's operations or to the environment in which it operates, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control.

A number of important factors, including commodity prices and volumes as well as others set forth in other public filings, could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

NEWALTA CORPORATION
Ronald L. Sifton
Senior Vice President, Finance & CFO
ph: (403) 206-2684

www.newalta.com

NEWS RELEASE
For Immediate Release: March 3, 2003
TSE Trading Symbol: NAL and NAL.DB

Newalta Corporation Completes Conversion into Income Fund

CALGARY, Alberta, Canada, March 3, 2003 – Newalta Corporation ("Newalta") today announced that it has successfully completed its conversion into Newalta Income Fund ("Newalta Fund")

The conversion of Newalta into an income fund was overwhelmingly approved at a special meeting of shareholders and optionholders on February 24, 2003. The shareholders and optionholders voted 99.93% in favour of the resolution approving the conversion pursuant to a Plan of Arrangement (the "Plan"). The proposed conversion was also approved on February 24, 2003 by the Court of Queen's Bench of Alberta.

Under the terms of the conversion, Newalta shareholders (other than certain non-board lot holders) have received one unit (a "Unit") of Newalta Fund for every two Newalta common shares held. In accordance with the terms of the Plan, certain non-board lot holders holding 13,504 common shares of Newalta have had their common shares acquired by Newalta Fund for approximately $62,800. As a result of these transactions, Newalta Fund currently has 21,810,318 Units issued and outstanding. Newalta shareholders now hold all of the outstanding Units of Newalta Fund and will participate in monthly cash distributions from Newalta Fund.

It is anticipated that Newalta Fund will commence distributions on April 15, 2003 to holders of Units of record on March 31, 2003. The Units of Newalta Fund will trade on the Toronto Stock Exchange under the symbol "NAL.UN". It is anticipated that trading under the new symbol will begin on or about March 6, 2003.

Management intends to release its fourth quarter results after the close of markets on March 5, 2003. Management will hold a conference call at 11:00 a.m. (ET) on Friday, March 21, 2003 to discuss 2002 results, the outlook for the first quarter and various income trust matters. To listen, please dial 1-800-814-4857 or 416-640-4127, or log onto the webcast at www.newalta.com or www.cdn-news.com. For those unable to listen to the live event, a rebroadcast will be available from Friday, March 21, 2003 at 1:00 p.m. (ET) until midnight, Friday, March 28, 2003. Please dial 416-640-1917 or 1-877-289-8525 and enter the passcode 240973.

Newalta Corporation maximizes the inherent value in industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of

national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

This document may contain forward-looking statements, relating to Newalta's operations or to the environment in which it operates, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control.

A number of important factors, including commodity prices and volumes as well as others set forth in other public filings, could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL

Newalta Announces Record 2002 Revenue and Earnings

CALGARY, Alberta, March 5, 2003 – Newalta Corporation today announced audited financial results for the year ended December 31, 2002.

Financial Highlights ($000's)

	Three Months December 31 (unaudited)			Year Ended December 31 (audited)		
	2002	2001	% Increase (Decrease)	2002	2001	%Increase (Decrease)
Revenue	34,235	24,175	42	111,666	92,960	20
Operating income	5,816	4,427	31	20,847	14,932	40
Earnings	3,452	2,003	72	12,417	10,239	21
Earnings per share (cents)	7.9	5.5	44	29.9	30.6	(2)
Diluted EPS (cents)	7.8	5.5	42	29.7	30.6	(3)
EBITDA[1]	9,439	7,869	20	34,256	27,525	24
Cash flow	8,607	6,778	27	30,907	23,543	31
Capital expenditures, net	7,731	10,035	(23)	28,512	51,735	(45)
Weighted average shares outstanding (000s)	43,634	33,447	30	41,577	33,447	24
Total shares outstanding (000s)	43,634	35,408	23	43,634	35,408	23

[1] EBITDA is provided to assist management and investors in determining the ability of the Company to generate cash from operations. It is calculated from the consolidated statements of operations as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies.

Financial Summary and Operational Highlights

"Fourth quarter revenues were the highest in the history of the Company, despite depressed market conditions. We also posted significant gains in operating income, earnings and cash flows," said Al Cadotte, President and Chief Executive Officer. "This performance reflects the strategic acquisitions made in 2002, various capital projects and increased operational efficiencies, as well as the initiatives taken over the last several years to diversify Newalta's revenue base. We are confident that Newalta has a solid foundation for continuing long-term growth."

During the fourth quarter, operating income and EBITDA, adjusted for takeover bid, integration and reorganization costs increased 23% and 16% respectively from the same period last year. Diluted earnings per share increased 42% to 7.8 cents per share.

The Company invested $7.7 million in capital projects during the quarter compared with $10.0 million in the same period last year. In the fourth quarter, the Company focused on the integration and consolidation of the Mohawk acquisition as well as improving organizational efficiencies in preparation for the income trust conversion.

The Company also successfully completed onsite projects commenced in the third quarter in Ontario and Nova Scotia. These projects demonstrate the transferability of the Company's centrifuge technology to new geographic markets.

Outlook

In 2003 the Company expects to deliver record financial results, driven by continuing strong Oilfield activity levels combined with a full year's contribution from the recent Mohawk acquisition.

Subsequent to year end, on February 24, 2003 the shareholders approved a Plan of Arrangement that converted Newalta into an income trust, changing the Company from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity that will distribute a substantial portion of cash flow to trust unit holders.

Management's Discussion and Analysis as well as financial statements and notes to the financial statements are attached.

Management will hold a conference call on Friday, March 21, 2003 at 11:00 a.m. (ET) to discuss 2002 results, the outlook for the first quarter and various income trust matters. To listen, please dial 1-800-814-4857 or 416-640-4127, or log onto the webcast at www.newalta.com or www.cdn-news.com. For those unable to listen to the live event, a rebroadcast will be available from Friday, march 21,2003 at 1:00 p.m. (ET) until midnight, Friday, March 28, 2003. Please dial 416-640-1917 or 1-877-289-8525 and enter the passcode 240973.

This document may contain forward-looking statements, relating to the operations or to the environment in which Newalta operates, which are based on the Company's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Company's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

Newalta Corporation maximizes the inherent value in industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Summary

In fiscal 2002, revenue increased 20% to $111.7 million, compared with $93.0 million in 2001. Operating income and net earnings increased 40% and 21% respectively. The year-over-year increases were mainly the result of the full year's impact of the Company's 2001 acquisitions and capital upgrades and continued focus on productivity improvements and pricing.

Cash flow and earnings before interest, taxes, depreciation and amortization (EBITDA[1]) in 2002 increased 31% and 24% respectively from 2001. Excluding reorganization, takeover bid, and integration costs cash flow improved by 20% and EBITDA improved by 16%. Due to the $30 million of equity issued during the year diluted EPS was 30 cents per share compared with 31 cents per share in 2001. Excluding reorganization, takeover, and integration costs diluted EPS were 31 cents per share in 2002 compared with 35 cents per share in 2001.

Capital expenditures for 2002 totaled $28.5 million compared to $51.8 million invested during 2001. Expenditures include $10.7 million of assets, patents and trademarks acquired from Mohawk Lubricants Ltd., which are expected to provide the basis for growth in the Industrial business segment in 2003.

On April 4, 2002, the Company completed a $30-million equity issue. A total of 8,219,179 common shares were issued at $3.65 per share, for net proceeds of $28.1 million.

Acquisition

On September 1, 2002 the Company acquired a waste lube oil re-refinery and related collection network from Mohawk Lubricants Ltd. The total purchase price of $14.4 million, which includes working capital of $3.7, was funded by $8.4 million in cash as well as $6.0 million in 9.5% debentures, convertible at $4.00 per share. Half of the debentures mature on September 1, 2003, with the remainder maturing on September 1, 2004. With the addition of Mohawk's employees and assets, Newalta has significantly strengthened its position in the industrial waste management market in western Canada.

Results of Operations

Results of Operations – Three months ended December 31, 2002

Revenue for the quarter improved 42% to $34.2 million. Approximately $5.0 million of the revenue increase came from the Mohawk acquisition. The Mohawk acquisition made minimal contribution to operating income in the fourth quarter as the Company focused on integration and consolidation, which was complete by year-end. Operating income and earnings improved 31% and 72% respectively compared with 2001. Diluted earnings per share improved 42% to 7.8 cents.

EBITDA as a percent of revenue decreased to 28% from 33% in 2001 reflecting the impact of the Mohawk acquisition.

In total, general and administrative, interest and depreciation expense decreased to 12.8% of revenue from 16.8% in 2001. During the quarter, $0.6 million in costs were expensed that relate to the conversion to an income trust.

Results of Operations - Year ended December 31, 2002

The 20% growth in revenue was attributable to several factors including improved collection pricing, a full year's contribution from the Anadime facilities acquired in August of 2001 and the addition of Mohawk on September 1, 2002. During the year, higher waste volumes from day to day production offset reduced drilling activity levels. The Anadime facilities contributed $12.3 million in

---

[1] EBITDA is provided to assist management and investors in determining the ability of the Company to generate cash from operations. It is calculated from the consolidated statements of operations as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies.

revenue during the year (2001 - $4.3 million). Operating costs in 2002, as a percentage of revenue, increased to 66.7% from 65.4%, reflecting increased revenue in the Industrial segment of the Company's business.

In 2002, general and administrative costs (G&A) as a percentage of revenue decreased to 2.0% from 2.2%. Included in 2002 G&A costs was $0.1 million related to the accrual for future cost of stock appreciation rights.

Interest expense decreased due to lower debt levels as well as the continuing low prime rate. The decrease in long-term debt during 2002 was primarily due to the funds received from the $30.0-million equity issue. Interest expense averaged approximately 5.5% during the year compared with 5.75% during 2001. At year end, substantially all of the Company's long-term debt had floating interest rates. Based on the long-term debt balance at December 31, 2002, a 1% change in interest rates would result in a increase or decrease in interest expense of approximately $0.4 million. At year end there were $9.0 million of convertible debentures outstanding, with fixed interest rates of 8% to 9.5%. In total depreciation, amortization, and site remediation increased 16% to $10.6 million in 2002. As a percentage of revenue, depreciation decreased to 9.5% from 9.8%. Operating income increased 40% to $20.8 million. Adjusted for reorganization and takeover costs, operating income improved 22% from $17.5 to $21.4 million. Diluted earnings per share in 2002 decreased to 30 cents from 31 cents last year, mainly due to the equity issue.

In 2002, the Company utilized the loss carry-forwards earned over the last few years by recognizing capital cost allowance in excess of book depreciation. Therefore, current income tax expense for 2002 and 2001 reflects only federal and provincial capital taxes. Due to the expected reorganization into an Income Fund, the Company does not anticipate being cash taxable in the future.

Segmented Performance

Oilfield

The Oilfield segment recovers and resells crude oil from oilfield wastes. This segment accounted for 61% of the Company's total assets and generated 67% of the Company's total revenue. Revenue from the segment is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 83% of Oilfield revenues come from wastes generated from day to day oil and gas production. Revenues in the Oilfield segment are partially dependent upon, and vary with, oilfield activity and commodity prices. During the year, drilling rig utilization averaged 45% (61% in 2001) in western Canada, the number of wells drilled fell to 15,675 from 18,024 in 2001, and WTI averaged US$26.07 (US$25.90 in 2001). Increased waste volumes generated from day to day production offset the reductions caused by reduced drilling activity. In addition, incremental revenue was derived from the oil volumes recovered from the increased waste volumes. During the year 226,800 barrels of crude oil were recovered and sold at an average price of $35.57 per barrel. Comparable recoveries in 2001 were 208,200 barrels of crude oil, at an average price of $30.10 per barrel. Total revenue for the year from Oilfield segment increased 19% to $75.1 million and segment margin improved 22% to $30.4 million.

During 2002, the Company continued to leverage its unique competitive strategy to recover and resell products from waste. In response to customer requirements, the Company utilized its centrifuge technology on customers' sites to process waste and to recover crude oil from difficult-to-treat liquid waste oil streams. During the year, on-site recovery projects were completed in Nova Scotia, Ontario, and western Canada. In 2002, a total of 1,067,000 bbls of crude oil were recovered, of which 226,800 bbls were sold for the Company's account, with the balance credited to customers. This compares with 881,000 bbls and 208,200 bbls, respectively, for 2001. Revenue generated from crude oil sales totaled $8.1 million (2001 - $6.3 million) or 7.3% (2001 – 6.8%) of the Company's total revenue. The Company has developed a unique CO_2 emission credit plan that measures the CO_2 savings as a result of the oil recovered that would otherwise require additional energy to produce. Newalta generated 46,000 tonnes of CO_2 equivalent in emission credits during 2001.

Segment capital expenditures for 2002 were $11.1 million compared with $37.5 million for 2001.

The 2003 outlook for Oilfield remains positive. High crude oil prices combined with improved drilling and oilfield activity should deliver strong performance in 2003. Additional opportunities exist to utilize the Company's technology and expertise in related areas, and new geographic markets.

Industrial

The Industrial segment collects automotive and industrial wastes and waste lubricating oil in western Canada, which are then processed by the Company into resaleable products. This segment accounted for 37% of the Company's total assets and generated 33% of the Company's total revenue. The Company produces various recycled products from waste lubricating oil, including base oil,

burner fuel, fuel oil and drilling oil. Approximately 50% of Industrial revenue comes from collection fees with the balance from product sales.

In 2002, segment revenue increased 21% to $36.6 million. The assets acquired from Mohawk Lubricants Ltd. contributed to this growth in revenue. Revenue attributable to product sales improved 35% to $18.6 million, reflecting increased volumes due to the acquisition of new facilities and product lines. Segment product sales in 2002 were 17% of the Company's total revenue (2001-15%). Waste lube oil collections in 2002 increased 11% to 51.7 million liters compared with 46.5 million liters in 2001. In 2002 the increased volumes of product sales led to an increase in margin on sales revenue of 14%, up from 13% in 2001.

Segment capital expenditures for 2002, including acquisitions, were $15.6 million compared with $13.2 million for 2001.

Collection prices and product sales are expected to increase in 2003 as the newly acquired assets become fully utilized. The focus in 2003 will be on increasing operating efficiencies at the plant level and improving product prices.

Capital Expenditures

Capital expenditures for 2002, net of disposal proceeds, were $28.5 million, compared with $51.8 million in 2001. Of the total, $10.7 million was spent on acquisitions in 2002 compared with $26.2 million in 2001. Major projects in 2002 included the completion of the Nanaimo facility, upgrades in Calgary, Niton Junction and Hughenden, plus the purchase of additional centrifuges. The balance of the capital expenditures was on sustenance projects. The $28.5 million in capital expenditures in fiscal 2002 was funded approximately by $6 million from the issuance of convertible debentures, $9 million from the issuance of equity and the balance from operating cash flows. Total maintenance capital expenditures for 2003 are estimated to be approximately $7.5 million. Total growth capital expenditures for 2003, excluding acquisitions, if any, are estimated to be approximately $4 million, depending on cash flow.

Liquidity and Financial Resources

At December 31, 2002, total long-term debt (including convertible debentures and the current portion of long-term debt) was $50.1 million or 1.5 times trailing EBITDA, compared with $63.4 million, or 2.3 times trailing EBITDA, in 2001. In February 2003 management negotiated a new credit facility with two chartered Canadian banks. The new facility provides for a total of $65.0 million in loan capacity, with a $15.0-million reduction in equal quarterly payments over the subsequent five years.

The Company's working capital (excluding the current portion of long-term debt and debentures, and the future income tax asset) increased $6.6 million to $19.0 million at December 31, 2002.

Share Capital

During 2002 the Company issued 8,219,179 common shares at $3.65 per share for a net share issue of $28.1 million. The proceeds of the equity issue were used to reduce debt and to fund capital projects.

New Accounting Pronouncements

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3062 regarding goodwill. Under the revised standard, goodwill is not amortized on a regular basis, but is examined annually for impairment. The Company assesses impairment on a segmented basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each segment over their remaining life. At the beginning of 2002 it was determined that the value of the goodwill in the industrial segment was impaired. In accordance with the CICA Handbook, goodwill and retained earnings were reduced by $3.1 million ($2.2 million after tax). The remaining goodwill relates to the oilfield segment and is not impaired. During the year, 2001 amortization costs of $0.6 million were expensed. If the new recommendations had not been adopted, the 2002 amortization expense for the year would have been $0.8 million, or 1.3 cents per share, after tax.

Also effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook section 3870 concerning stock based compensation. Stock appreciation rights (SARs) settled in equity are valued on the gain incurred during the period based on the market price of the underlying stock. At the beginning of the year the value of SARs held by employees, calculated as the gain incurred on the market price of the underlying stock, was $0.2 million. In accordance with section 3870 of the CICA Handbook, this amount was accrued and retained earnings were reduced. During the year an expense of $0.1 million (0.2 cents per share after tax) was recognized.

Impact of new accounting pronouncements

In November 2002, the CICA amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. Currently, the Company is not engaged in any hedging activity.

In December 2002, the CICA issued a new standard on the impairment of long-lived assets, which is effective for years beginning on or after April 1, 2003. The new standard requires an impairment loss for a long-lived asset to be held and its use to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition, which loss should be measured as the amount by which its carrying amount exceeds its fair value, and provides guidance on how to determine fair value. The Company does not expect this standard to have a material effect.

Also In December 2002 the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004, but earlier adoption is encouraged. Management has not as yet determined what impact, if any, the adoption of this new standard will entail.

During 2002 the CICA issued several other accounting standards, none of which are expected to have a material impact on the financial results of the Company.

Risks and Uncertainties

This annual report contains forward looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Company's business and results of operations. There are a number of factors that could cause actual results to differ materially from those indicated. Operational risks include:

- The business of Newalta is affected by fluctuations in the level of activity in the oil and natural gas industry, which, in turn, is directly affected by changes in world energy prices.
- Fluctuations in commodity prices also affect the value of the crude oil the Company recovers and resells. In 2002 oil sales accounted for 7 percent of total revenue.
- The waste management industry is highly regulated, and the Company's business is affected by government legislation.
- The Company's business is also affected by seasonality and by competition, which varies by location and by type of service .

The Company currently has no swaps, hedges nor derivatives in place. Financial risk is limited to the Company's exposure to fluctuations in interest rates, and to the normal business risk incurred with trade accounts receivable. In 2002, a 1% change in interest rates would have increased/decreased operating income by $0.4 million (approximately $0.005 cent per share after tax). Some sales are to customers based in the United States and as a result the Company is exposed to the risk of currency exchange rate changes. In 2002 sales to customers in the United States were approximately $1.7 million. Both exchange rate and trade receivables risk are minimized through the Company's credit granting and receivables collection processes.

Quarterly comparison ($000's)

2002	Q1	Q2	Q3	Q4	Total
Revenue	23,705	23,279	30,446	34,235	111,666
Earnings	2,713	1,930	4,322	3,452	12,417
Earnings per share (cents)	7.7	4.4	9.9	7.9	29.9
Diluted earnings per share (cents)	7.7	4.4	9.6	7.8	29.7

2001	Q1	Q2	Q3	Q4	Total
Revenue	22,369	19,838	26,578	24,175	92,960
Earnings	2,440	1,914	3,882	2,003	10,239
Earnings per share (cents)	7.6	5.9	11.8	5.5	30.6
Diluted earnings per share (cents)	7.6	5.9	11.8	5.5	30.6

Newalta Corporation

Consolidated Balance Sheets
As at December 31,
($000s)

	2002	2001
Assets		
Current assets		
Accounts receivable	**27,924**	20,330
Inventory (Note 4)	**7,923**	4,041
Prepaid expenses	**730**	604
Future income tax	**-**	4,000
	36,577	28,975
Capital assets and intangibles(Notes 3 and 5)	**207,642**	189,438
Goodwill (Notes 2 and 3)	**10,782**	13,687
Deferred costs	**811**	138
	255,812	232,238
Liabilities		
Current liabilities		
Bank indebtedness	759	10,374
Accounts payable	**17,626**	12,661
Current portion of long-term debt (Notes 6)	**2,339**	15,273
Current portion of debentures (Note 7)	**6,000**	-
	26,724	38,308
Long-term debt (Note 6)	**38,751**	45,080
Debentures (Note 7)	**3,000**	3,000
Future income taxes (Note 10)	**32,024**	29,779
Site restoration	**2,732**	2,308
	103,231	118,475
Shareholders' Equity		
Share capital (Note 8)	**98,269**	69,481
Retained earnings (Note 2)	**54,312**	44,282
	152,581	113,763
	255,812	232,238

Approved by the Board

___________________________ Director

___________________________ Director

Newalta Corporation

Consolidated Statements of Operations and Retained Earnings
For the Years Ended December 31,
($000s)

	Three Months Ended December 31		Year Ended December 31	
	2002	2001	2002	2001
	(unaudited)		(audited)	
Revenue	**34,235**	24,175	**111,666**	92,960
Expenses				
Operating	**23,424**	14,967	**74,525**	60,837
General and administrative	**776**	565	**2,289**	2,070
Interest (Note 6)	**773**	962	**2,830**	3,493
Depreciation and amortization (Note 2)	**2,850**	2,480	**10,579**	9,100
Reorganization costs (Note 9a)	**596**	-	**596**	-
Takeover bid and integration costs (Notes 9b and 9c)	**-**	774	**-**	2,528
	28,419	19,748	**90,819**	78,028
Operating income	**5,816**	4,427	**20,847**	14,932
Provisions for income taxes (Note 10)				
Current	**197**	129	**645**	489
Future	**2,167**	2,295	**7,785**	4,204
	2,364	2,424	**8,430**	4,693
Net earnings	**3,452**	2,003	**12,417**	10,239
Retained earnings, beginning of period	**50,860**	42,320	**44,282**	34,999
Goodwill write-down, net of tax (Note 2a)	**-**	-	**(2,232)**	-
Stock appreciation rights (Note 2b)	**-**	-	**(155)**	-
Reduction from share buy back (Note 8e)	**-**	(41	**-**	(956)
Retained earnings, end of period	**54,312**	44,282	**54,312**	44,282
Earnings per share (Note 8d)	**$0.079**	$0.055	**$0.299**	$0.306
Diluted earnings per share (Note 8d)	**$0.078**	$0.055	**$0.297**	$0.306

NEWALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31,
($000S)

	Three Months Ended December 31		Year Ended December 31	
	2002	2001	2002	2001
	(unaudited)		(audited)	
Net inflow (outflow) of cash related to the following activities:				
Operating				
Net earnings	**3,452**	2,003	**12,417**	10,239
Items not requiring cash				
Depreciation and amortization	**2,850**	2,480	**10,579**	9,100
Future income taxes	**2,167**	2,295	**7,785**	4,204
Stock appreciation rights (Note 2)	**138**	-	**126**	-
Cash flow from operations	**8,607**	6,778	**30,907**	23,543
Decrease in working capital	**(2,133)**	(3,608	**(6,886)**	(4,706)
	6,474	3,170	**24,021**	18,837
Investing				
Additions to capital assets	**(7,262)**	(10,078	**(14,394)**	(27,666)
Acquisition of assets from Mohawk Lubricants Ltd. (Note 3a)	**(370)**	-	**(8,370)**	-
Acquisition of Anadime, including bank indebtedness (Note 3b)	**-**	(753	**-**	(4,620)
Net proceeds on sale of capital assets	**38**	3	**252**	84
Deferred costs	**(145)**	(138	**(673)**	(138)
Site restoration	**(89)**	(134	**(37)**	(136)
	(7,828)	(11,100	**(23,222)**	(32,476)
Financing				
Issuance of common shares (Note 8b)	**7**	-	**28,078**	23
Repurchase of common shares (Note 8e)	**-**	(123	**-**	(2,685)
Increase (decrease) in long-term debt	**588**	5,193	**(19,262)**	5,036
	595	5,070	**8,816**	2,374
Net cash inflow (outflow)	**(759)**	(2,860	**9,615**	(11,265)
Cash (bank indebtedness), beginning of period	**-**	(7,514	**(10,374)**	891
Cash (bank indebtedness), end of period	**(759)**	(10,374	**(759)**	(10,374)

Supplementary information:				
Interest paid	**564**	923	**2,549**	3,453
Income taxes paid	**124**	101	**664**	381

NEWALTA CORPORATION

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2002 and 2001
($000s)

Newalta Corporation (the "Company") is a Canadian company engaged in maximizing the inherent value in oil, gas and industrial wastes through recovery of saleable products and recycling, rather than disposal. Through 34 integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, including producers of crude oil and natural gas, and automotive and industrial businesses.

1. Summary of Significant Accounting Policies

These consolidated financial statements which include the accounts of the Company and its wholly owned subsidiary companies have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Cash and Cash Equivalents

Cash is defined as cash and short-term deposits with maturities of three months or less.

Financial Instruments

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to the short term maturity of these instruments. The Company's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, the Company is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Company sells and purchases some product in U.S. dollars. The Company does not utilize long-term hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding receivables and payables.

The debentures' interest rates are fixed (see Note 7). The interest on long term debt and the operating loan is tied to the prime rate and therefore the Company is exposed to interest rate risk due to the floating interest rate (see Note 6).

Inventory

Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 4).

Capital Assets and intangibles

Capital assets are stated at cost. The carrying values of capital assets and intangibles are reviewed annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Depreciation rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks, and mobile equipment and is depreciated at rates of 5-10% on the declining balance or from 7-14 years straight line, depending on the expected life of the asset. Intangibles include assets consisting of certain production processes and trademarks which are amortized over 20 years, straight line.

Goodwill

The Company annually, on September 30th, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. As at December 31, 2002 the goodwill relates entirely to the oilfield reporting unit and is not impaired.

Deferred costs

Costs relating to the Company's future acquisition plans have been deferred at year end. As acquisitions are finalized these costs will be capitalized as part of the acquisition. In the event an acquisition plan is discontinued, the deferred costs will be written off in the year of discontinuance.

Site Restoration

The Company provides for estimated future site restoration costs for all its facilities based on a 20-year useful life. The provision for site restoration has been included in depreciation and amortization. Costs are estimated by management, in consultation with the Company's engineers, on the basis of current regulations, costs, technology and industry standards. Site restoration costs are charged against the provision as incurred.

Revenue Recognition

The major sources of revenue for the Company relate to the receipt of waste material for processing and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and the liability for the waste is assumed by the Company. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

Future Income Taxes

The Company follows the liability method of tax allocation. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

Earnings Per Share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by adding the weighted average number of shares outstanding during the year to the additional common shares that would have been outstanding if potentially dilutive common shares had been issued, using the "treasury stock" method.

Stock-Based Compensation Plan

The Company has a stock-based compensation plan, which is described in Note 8. Stock appreciation rights (SAR's) settled in equity are valued on the gain incurred during the year based on the market price of the underlying shares. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

2. **Change in accounting policies**

(a) Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook section 3062 regarding goodwill. Under the revised standard, goodwill is not amortized on a regular basis, but is examined annually for impairment. The Company assesses impairment on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. At the beginning of 2002 it was determined that the value of the goodwill in the industrial reporting unit was impaired, and in accordance with the CICA Handbook, both goodwill and retained earnings were reduced by $3.1 million ($2.2 million after

($000s)

tax). The remaining goodwill relates to the oilfield reporting unit and is not impaired. During the year 2001 amortization costs of $644 were expensed. If the new recommendations had not been adopted then the 2002 amortization expense for the year would have been $842, or 1.3 cents per share after tax. During Q4 of 2001 amortization costs of $161 were expensed. If new recommendations had not been adopted then the 2002 amortization expense for Q4 would have been $211 pr 0.3 cents per share after tax.

(b) Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook section 3870 concerning stock based compensation. Stock appreciation rights (SAR's) settled in equity are valued on the gain incurred during the period based on the market price of the underlying stock. At the beginning of the year the value of SAR's held by employees calculated as the gain incurred on the market price of the underlying stock, was $155, and in accordance with section 3870 of the CICA Handbook this amount was accrued and retained earnings were reduced. During the year an expense of $126 (0.2 cents per share after tax) was recognized. In Q4 $138 or 0.2 cents per share after tax was expensed.

3. **Acquisitions**

(a) On September 1, 2002 the Company acquired a waste lube oil re-refinery, related collection network and working capital from Mohawk Lubricants Ltd. The total purchase price of $14.4 million was funded by cash and $6.0 million in 9.5% debentures convertible at $4.00 per share maturing half on September 1, 2003 and half on September 1, 2004. The value of the consideration given, and the assets received are:

Debentures issued	6,000
Cash	8,370
Total Consideration	14,370
Intangibles	1,000
Equipment	9,703
Working capital	3,667
Total	14,370

Intangibles include the patent to certain production processes and the trademarks of the associated products. The above valuation includes some accruals and is management's best estimate at the present time. Management is currently completing its valuation of the acquisition. Once complete, there may be a change in the values assigned to equipment and working capital.

(b) On August 20, 2001, the Company acquired all the issued and outstanding shares of Anadime Corporation in exchange for 2,677,894 of the Company's shares, $3,261 in acquisition and related costs, and the assumption of liabilities and net working capital deficiency. Anadime was engaged in the recovery and recycling of oilfield waste materials, and its six facilities were very similar to the Company's existing oilfield facilities. The following table summarizes the value of the consideration given, and the values of the assets and liabilities acquired in the acquisition of Anadime.

($000s)

Shares issued	8,971
Cash	3,261
Total consideration	12,232
Fixed assets	16,742
Goodwill	4,120
Working capital deficiency	(1,173)
Long term debt	(3,637)
Convertible debenture	(3,000)
Future income tax	(667)
Site restoration	(153)
Total	12,232

(c) In June 2001, the Company acquired an industrial waste water distillation facility from Aqua Pure Ventures Inc. The total purchase price of $3,500, which was allocated to land, buildings and equipment, consisted of $500 cash and 857,143 common shares of the Company.

4. Inventories

The inventories are composed of:

	2002	**2001**
Burner Fuel	**1,028**	568
Recycled and processed products	**4,535**	2,122
Recovered oil	**830**	781
Parts and supplies	**1,530**	570
Total inventory	**7,923**	4,041

5. Capital Assets

	2002			2001		
	Cost	**Accumulated Depreciation**	**Net Book Value**	Cost	Accumulated Depreciation	Net Book Value
Plant and equipment	**258,147**	**57,178**	**200,969**	232,544	48,986	183,558
Intangibles	**1,000**	**12**	**988**	-	-	-
Land	**5,685**	**-**	**5,685**	5,880	-	5,880
	264,832	**57,190**	**207,642**	238,424	48,986	189,438

($000s)

6. Long-Term Debt

	2002	2001
Revolving reducing term facility	**41,000**	60,000
Other	**90**	353
	41,090	60,353
Less current portion	**2,339**	15,273
	38,751	45,080

The Company had a credit facility comprised of two segments:

(a) $60,000: Revolving reducing term bearing interest at bank prime plus .75% per annum or at the Bankers Acceptance base plus 2.25% per annum at the Company's option. Segment (a) reduces by $1,250 per month commencing January 2002. At December 31, 2002 this segment had reduced to $45,000

(b) $12,000: Demand revolving, bearing interest at bank prime plus .50% per annum or at the Bankers Acceptance base plus 2% per annum at the Company's option. At December 31, 2002 there was $759 borrowed against this segment.

The credit facility is secured principally by a general security agreement over the Company's assets. Interest paid during the year amounted to $2,549 (2001 - $3,453) of which $2,488 (2001 - $3,161) relates to long term debt and debentures. Other long term debt consists of $60 in non-interest unsecured debt, $19 in term debt secured by certain equipment bearing interest at 8.1%, and $11 in capital leases. The Company has negotiated a new credit facility which will replace the existing facility early in 2003 (see Note 12). Under the new facility a portion of the debt is a reducing term facility and the current portion of the new term facility has therefore been reclassified as the current portion of long term debt on the consolidated balance sheet.

7. Debentures

The Company has issued $9.0 million of convertible debentures. Of the total amount, $6.0 million expire in 2003 and are included in the current portion of long term debt on the Balance Sheet. The 9.5% Convertible Subordinated Debentures total $6.0 million and mature half on September 1, 2003 and the balance on September 1, 2004. They are convertible into common shares at $4.00 per share at the option of the holder at any time up to the maturity date. The interest is paid semi-annually on March 1 and September 1. The Company may, at its option and subject to certain restrictions, redeem the second half of the debentures, in whole or in part, after September 1, 2003.

The 8% unsecured Convertible Subordinated Debentures total $3.0 million and mature on September 30, 2003. Interest is paid at 8% per annum semi-annually on April 30, and October 31. They are convertible into common shares at $5.75 per share at the option the holder at any time up to the maturity date. The Company may, at its option and subject to certain restrictions, redeem the debentures in whole or in part. (Note 12c)

8. Share Capital

	Shares	*Amount*
(a) Authorized and issued(000s)		
Unlimited number of senior and junior preferred shares and common shares without nominal or par value		
Common Shares Issued		
As at December 31, 2000	32,798	59,216
Issued for stock options exercised	35	23
Issued for acquisitions (Note 3)	3,535	11,971
Normal course issuer bid	(960)	(1,729)
As at December 31, 2001	**35,408**	**69,481**
Issued for stock options exercised	7	**22**
Issued for cash	**8,219**	**30,000**
Share issue costs	-	**(1,944)**
Future tax effect on share issue costs	-	**710**
As at December 31, 2002	**43,634**	**98,269**

(b) Equity issue

On March 14, 2002 the Company announced it had entered into an agreement with its underwriters to raise up to $30 million through an equity issue. Closing occurred on April 4, 2002 with net proceeds of $28.1 million in exchange for 8,219,179 common shares, or $3.65 per share.

(c) Stock Option Plans

Under the stock option plan, the Company may grant options to its management, directors and employees for up to 3,158,625 common shares. The exercise price of each option equals or exceeds the market price of the Company's common shares on the date of grant and an option's maximum term is 7 years. Options vest 20% on the date of grant and 20% annually thereafter. Options granted after May 24, 2001 have share appreciation rights attached. Each right entitles the participant to receive from the Company an amount equal to the positive difference obtained by subtracting the strike price from the closing trade price of the common shares on the date of exercise. The Company assumes that the rights will be exercised for the cash difference, and this amount has been expensed and accrued in liabilities.

Shares reserved under the stock option plan (000s)	**2002**	2001
Total shares available for grant	**3,159**	3,159
Shares currently under option	**2,529**	2,426
Shares available for future grants	**630**	733

($000s)

	Options (000's)	Weighted Average Exercise Price ($)
As at December 31, 2000	2,289	4.47
Granted	780	3.12
Exercised	(35)	.65
Forfeited	(608)	3.55
As at December 31, 2001	**2,426**	**4.32**
Granted	**550**	**3.85**
Exercised	**(7)**	**3.19**
Forfeited	**(440)**	**7.02**
As at December 31, 2002	**2,529**	**3.76**
Exercisable at December 31, 2002	**1,574**	**3.94**

Range of Exercise Prices	Options Outstanding December 31, 2002 (000's)	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price ($)	Options Exercisable December 31, 2002 (000's)	Weighted Average Exercise Price ($)
2.05	50	1.2	2.05	50	2.05
2.70 to 3.85	2,100	4.0	3.34	1,145	3.23
6.35	379	0.4	6.35	379	6.35
	2,529	3.4	3.76	1,574	3.94

(d) Weighted average number of shares

	Q4		Year-End	
	2002	**2001**	**2002**	**2001**
Weighted average number of shares	43,674	33,447	41,577	33,447
Net additional shares if options exercised	236	43	249	48
Additional shares if debentures converted	2,022	522	1,022	131
Diluted weighted average number of shares	45,892	34,012	42,848	33,626

($000s)

(e) Share Repurchase

On December 19 2001, the Company announced its intention to make a normal course issuer bid for up to 5% of the outstanding common shares. The normal course issuer bid expired on December 18, 2002 and no shares were purchased under the bid.

On December 19, 2000, the Company announced its intention to make a normal course issuer bid for up to 5% of the outstanding common shares. From January 1 to December 18, 2001, the Company purchased 960,450 common shares for a total cost of $2,685 and allocated $1,729 to share capital, and $956 to retained earnings.

(f) Shareholders' Rights Plan

The Company has adopted a Shareholders' Rights Plan to encourage the fair treatment of shareholders if there were to be an unsolicited take-over bid for the Company's common shares. The Plan allows a potential bidder to make a "permitted bid" directly to all shareholders without prior Board approval where such bid remains open for a minimum of 60 days. Should any party acquire 20% or more of the Company's outstanding common shares, other than by making a "permitted bid" or without Board approval, the Plan will be triggered, permitting holders of common shares the opportunity to acquire additional shares at a significant discount and resulting in substantial dilution to the acquiring person.

9. Reorganization, Takeover Bid and Integration Costs

(a) Reorganization

During 2002 certain costs were incurred in conjunction with the proposed reorganization of the Company into a Trust. These costs totaled $596, or 0.9 cents per share after tax and were expensed in the fourth quarter of 2002.

(b) Takeover Bid

On May 2, 2001, Canadian Crude Separators Inc. ("CCS") made an unsolicited offer for the common shares and warrants of the Company. CCS terminated the offer on July 6, 2001. The costs of defending against the take-over bid, in the amount of $1,754 were expensed in the second quarter of 2001.

(c) Integration

In connection with the integration of the Anadime acquisition, the Company reorganized its operations. In accordance with CICA handbook EIC 114, $774 in severance, relocation and facility closure costs related to the integration were expensed in the fourth quarter of 2001.

10. Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax liabilities and assets are as follows:

($000s)

	2002	2001
Future income tax liabilities:		
Capital assets	**32,762**	34,836
Goodwill	**1,253**	1,127
Other	**286**	-
	34,301	35,963
Future income tax assets:		
Non-capital loss carry forwards	**257**	9,215
Site restoration	**963**	874
Other	**1,057**	95
	2,277	10,184
Net future income tax liability	**32,024**	25,779

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Company and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2002	2001
Current statutory income tax rate	**40%**	40%
Income taxes expense at current statutory rate	**8,235**	5,950
Increase (decrease) in taxes resulting from:		
Capital taxes	**645**	489
Other	**108**	44
Effect of substantively enacted tax rate change	**(558)**	(1,790)
Income tax expense	**8,430**	4,693

11. Commitments

(a) Lease Commitments

The Company has annual commitments for leased office premises in the amount of $840. These operating leases expire in 2007. The Company also had annual plant leases of $600.

(b) Letters of Guarantee and Surety Bonds

As of December 31, 2002, the Company had issued Letters of Guarantee and Surety Bonds in respect of compliance with environmental licenses in the amount of $2,445 and $5,248 respectively.

($000s)

12. Subsequent events

***(a)* Corporate reorganization**

On January 16, 2003 the Company issued an Information Circular regarding a proposed Plan of Arrangement. Subsequently, on February 24, 2003 the shareholders of the Company approved the Plan of Arrangement under section 193 of the *Business Corporations Act* (Alberta). The purpose of the Arrangement is to convert the Company from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unit holders. On March 1, 2003 the Company was converted to an income trust and the outstanding shares were exchanged on a 2 for 1 basis for units of Newalta Income Fund. At the same time a *trust unit rights incentive* plan was approved to replace the Stock Option plan.

***(b)* Banking facility**

On February 20, 2003 the Company entered into an agreement for a new banking facility with a syndicate arranged by two Canadian Chartered Banks. The lending facility provides for a total of $65,000 comprised of a $25,000 term facility, a $15,000 reducing 5 year term facility, and a $25,000 operating facility. The credit facility is secured principally by a general security agreement over the Company's assets. Subject to certain conditions the term facilities will charge interest at prime plus 1% or at Bankers Acceptance base plus 2.5% at the Company's option. The operating facility will charge interest at prime plus .25% or at Bankers Acceptance base plus 1.85%, also at the Company's option.

***(c)* Debenture**

Effective February 28, 2003 the $3.0 million of 8% debentures were redeemed by the Company in exchange for cash.

13. Segmented Information

The Company has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resaleable products.

($000s)

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	75,108	36,558			111,666
Inter segment revenue[1]	389	183	(572)		-
Operating expense	35,930	27,416	(572)		62,774
Indirect operating expense[2]	2,351	994		8,406[3]	11,751
Depreciation and amortization	6,824	3,133		622	10,579
Net margin	30,392	5,198		(9,028)	26,562
General and administrative				2,289	2,289
Interest expense				2,830	2,830
Reorganization costs				596	596
Operating income	30,392	5,198		(14,743)	20,847
Capital expenditures	11,147	15,636		1,981	28,764
Goodwill	10,782				10,782
Total assets	156,507	94,589		4,716	255,812

[1] Inter-segment revenues are recorded at market, less the costs of serving external customers.
[2] Indirect operating expenses are defined as the allocated general management costs for the reporting unit.
[3] Management does not allocate certain indirect operating, general & administrative, taxes, and interest costs in the segment analysis.

($000s)

2001	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	62,870	30,090			92,960
Inter segment revenue[1]	365	66	(431)		-
Operating expense	28,583	21,260	(431)		49,412
Indirect operating expense[2]	3,909	2,139		5,377[3]	11,425
Depreciation and amortization	5,756	2,923		421	9,100
Net margin	24,987	3,834		(5,798)	23,023
General and administrative				2,070	2,070
Interest expense				3,493	3,493
Takeover & integration costs				2,528	2,528
Operating income	24,987	3,834		(13,889)	14,932
Capital expenditures	37,523	13,208		1,142	51,873
Goodwill	10,624	3,063			13,687
Total assets	146,962	77,001		8,275	232,238

NEWALTA CORPORATION

Notes to the Consolidated Financial Statements
For the Three Months Ended December 31, 2002 and 2001
($000s)

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	20,928	13,307			34,235
Inter segment revenue[1]	150	36	(186)		
Operating expense	9,968	10,308	(186)		20,090
Indirect operating expense[2]	556	302		2,476[3]	3,334
Depreciation	1,688	1,003		159	2,850
Net margin	8,866	1,730		(2,635)	7,961
General and administrative				776	776
Interest expense				773	773
Reorganization costs				596	596
Operating income	8,866	1,730		(4,780)	5,816
Capital expenditures	5,631	1,439		562	7,632
Goodwill	10,782				10,782
Total assets	156,507	94,589		4,716	255,812

NEWALTA CORPORATION

Notes to the Consolidated Financial Statements
For the Three Months Ended December 31, 2002 and 2001
($000s)

2001	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	16,920	7,255			24,175
Inter segment revenue[1]	131	(11)	(120)		
Operating expense	7,039	5,166	(120)		12,085
Indirect operating expense[2]	1,533	1,042		307[3]	2,882
Depreciation	1,692	727		61	2,480
Net margin	6,787	309		(368)	6,728
General and administrative				565	565
Interest expense				962	962
Takeover & integration costs				774	774
Operating income	6,787	309		(2,669)	4,427
Capital expenditures	5,596	6,502		(2,020)	10,078
Goodwill	10,624	3,063			13,687
Total assets	146,962	77,001		8,275	232,238

NEWS RELEASE
For Immediate Release:
TSE Trading Symbol: NAL.UN

Newalta Income Fund Announces First Cash Distribution

CALGARY, Alberta, Canada, March 20, 2003 – Newalta Income Fund ("Newalta") today announced the first cash distribution of $0.09 per trust unit. This distribution will be payable on April 15, 2003 to all unitholders of record on March 31, 2003. The ex-distribution date is March 27, 2003.

Based on the March 20, 2003 closing price of $8.85 per trust unit, the March distribution represents an annualized cash-on-cash yield of approximately 12.2%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

This document may contain forward-looking statements, relating to Newalta's operations or to the environment in which it operates, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors, including commodity prices and volumes as well as others set forth in other public filings, could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
ph: (403) 206-2684

www.newalta.com

NEWS RELEASE
For Immediate Release:
TSE Trading Symbol: NAL.UN

Newalta Income Fund Announces Cash Distribution

CALGARY, Alberta, Canada, April 29, 2003 – Newalta Income Fund ("Newalta") today announced the cash distribution of $0.09 per trust unit. This distribution will be payable on May 15, 2003 to all unitholders of record on April 30, 2003. The ex-distribution date is April 30, 2003.

Based on the April 28, 2003 closing price of $8.68 per trust unit, the April distribution represents an annualized cash-on-cash yield of approximately 12.4%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
ph: (403) 206-2684

www.newalta.com

ENERCHEM INTERNATIONAL INC.

NEWALTA
Better ways to manage waste

News Release
For Immediate Release:

ENERCHEM INTERNATIONAL INC.
(TSE-ECH)

NEWALTA INCOME FUND
(TSE-NAL.UN)

ENERCHEM AND NEWALTA ANNOUNCE JOINT VENTURE

Alberta, Canada, May 1, 2003 - Enerchem International Inc. ("Enerchem") and Newalta Income Fund ("Newalta") are pleased to announce that Enerchem and Newalta have entered into a Joint Venture Agreement ("Agreement") to exploit a broad range of opportunities to enhance the performance of both Enerchem and Newalta.

Newalta has a network of 34 facilities throughout western Canada which process oilfield and industrial wastes and produce products for sale. Enerchem manufacturers and distributes a broad range of chemicals and hydrocarbon based fluids to provide advanced solutions to the oil and gas industry throughout western Canada. Newalta's extensive facility network and infrastructure combined with Enerchem's highly experienced sales and technical support staff and customer relationships will provide an excellent opportunity to improve customer service, reduce costs and increase revenues. In addition, the marketing of Newalta's products to Enerchem's customers and the recycling of Enerchem's by-products by Newalta both provide substantial opportunities to further improve performance.

"This agreement is consistent with our initiative to create additional value from our existing facility network and infrastructure in western Canada and we are very optimistic that tangible results will be realized," stated Alan Cadotte, President and Chief Executive Officer of Newalta Income Fund.

Mr. Larry B. Phillips, President and Chief Executive Officer of Enerchem stated, "We are extremely excited about being associated with a company like Newalta. This association will allow the companies to explore business opportunities that will provide strong financial benefits to the investors of Newalta and Enerchem".

This document may contain forward-looking statements, relating to Enerchem and Newalta's operations or to the environment in which they operates, which are based on Enerchem and Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Enerchem and Newalta's control. A number of important factors, including commodity prices and volumes as well as others set forth in other public filings, could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Enerchem and Newalta disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:

ENERCHEM INTERNATIONAL INC.

Mr. Larry B. Phillips
President and CEO
Ph: (780) 955-2335
Fax: (780) 955-2336
E-mail: lbphillips@enerchem.com

Mr. Brian Zubach
Chief Financial Officer
Ph: (780) 955-3388
Fax: (780) 955-2064
E-mail: bzubach@enerchem.com

NEWALTA INCOME FUND

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
Fax: (403) 265-5334
E-mail: rsifton@newalta.com

NEWS RELEASE
For Immediate Release:

Newalta Announces Record First Quarter Performance

CALGARY, Alberta, May 5, 2003 – Newalta Income Fund (TSX: NAL.UN) today announced unaudited financial results for the three months ended March 31, 2003.

As Newalta Income Fund is the successor organization to Newalta Corporation, information for the three months ended March 31, 2003 along with comparative information for the respective period in 2002 is provided.

Financial Highlights ($000's)

	Three Months Ended March 31 (unaudited)		
	2003	**2002**	**%Increase (Decrease)**
Revenue	38,410	23,705	62
Operating income before reorganization costs	7,945	4,653	71
Operating income	3,461	4,653	(26)
Net earnings	2,088	2,713	(23)
Net earnings per unit (cents)[2]	9.5	15.3	(38)
Diluted net earnings per unit (cents)	9.5	15.3	(38)
EBITDA[1] before reorganization costs	11,776	7,907	49
EBITDA	7,292	7,907	(8)
Trailing 12 month EBITDA before reorganization costs	38,721	30,714	26
Trailing 12 month EBITDA	33,641	28,186	19
Cash flow before reorganization costs	11,111	6,976	59
Cash flow	6,608	6,976	(5)
Cash flow before reorganization costs, per unit (cents)	50.8	39.4	29
Cash flow per unit (cents)	30.2	39.4	(23)
Capital expenditures, net	1,484	2,444	(39)
Weighted average units outstanding (000s)[2]	21,888	17,704	24
Total units outstanding (000s)[2]	22,029	17,704	24

[1] EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.
[2] For comparative purposes the previously reported weighted average and total number of shares outstanding in 2002 have been converted to units on a 2:1 basis, and per unit calculations have been restated on this basis.
[3] Distributable cash is provided to assist management and investors in determining the ability of the Fund to make cash distributions. It is defined as cash flow from operations less scheduled principal payments and net capital expenditures. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

Financial Summary and Operational Highlights

Revenue increased $14.7 million, or 62%, from the first quarter of last year. Operating income, excluding reorganization costs, improved more than 70% to $7.9 million. Diluted net earnings per unit, excluding reorganization costs, increased 51% from 15.3 cents in 2002 to 23.1 cents in 2003. Distributable cash[3], excluding the reorganization costs, was 44 cents per unit for the quarter.

"The investments that we made last year, including the Mohawk acquisition, the improvements in productivity and profitability that we achieved and the robust market conditions in the quarter all contributed to outstanding results. As

well, higher crude oil prices during the quarter contributed $1.0 million to operating income," said Al Cadotte, President and Chief Executive Officer. "Initiatives undertaken in the first quarter to increase prices, reduce costs and enhance efficiencies will drive improved profitability for the remainder of the year. We remain determined to maximize the performance of our operations this year and to deliver superior returns to our unitholders."

Outlook

The outlook for 2003 is very positive with excellent results in the first quarter and steps already taken and underway to further enhance performance. In addition, we are taking action now to drive 2004 performance as we also explore potential acquisitions to capitalize on our unique recycling and recovery capabilities, our management experience and our network of facilities and infrastructure.

Management's Discussion and Analysis as well as financial statements and notes to the financial statements are attached.

Management will hold a conference call on Monday, May 5, 2003 at 1:00 p.m. (ET) to discuss the first quarter results. To listen, please dial 1-800-814-4857 or 416-640-4127, or log onto the webcast at www.newalta.com or www.cdn-news.com. For those unable to listen to the live event, a rebroadcast will be available until midnight, May 12, 2003. Please dial 416-640-1917 or 1-877-289-8525 and enter the passcode 250722.

This document may contain forward-looking statements, relating to the operations or to the environment in which Newalta operates, which are based on the Fund's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Newalta Income Fund maximizes the inherent value in industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 of Newalta Corporation in the fiscal 2002 annual report, and the MD&A in the fiscal 2002 annual report, including the section on risks and uncertainties.

Summary

In the first quarter of 2003, Newalta Income Fund (the "Fund") increased revenue 62% to $38.4 million, from $23.7 million in the first quarter of 2002. Operating income before reorganization costs improved 71% to $7.9 million. These increases were mainly the result of strong commodity prices, high levels of activity in the Oilfield division, and the Fund's 2002 acquisitions and capital upgrades. Net earnings were approximately 77% of the $2.7 million earned in the first quarter of fiscal 2002, reflecting the one time reorganization expense of converting into an income fund. These reorganization costs totaled $4.5 million or 13.6 cents per unit after tax.

Cash flow was 5% lower than last year at $6.6 million. Excluding reorganization costs cash flow improved by 59% to $11.1 million and EBITDA[1] improved by 49% to $11.8 million. After reorganization costs, net earnings per unit were 9.5 cents compared with 15.3 cents per unit[2] in 2002. Excluding reorganization costs, diluted net earnings per unit were 23.1 cents per unit in the first quarter of 2003 compared with 15.3 cents per unit in 2002.

Net capital expenditures for the first quarter were $1.5 million compared with $2.5 million in 2002 and were primarily sustenance in nature.

On March 1, 2003, the Fund completed its reorganization from a corporation focusing on growth through reinvestment of cash flow to a trust entity that will distribute a substantial portion of cash flow to its unitholders. On March 20, 2003, the Fund announced the first monthly distribution of 9 cents per unit payable to unitholders of record as of March 31, 2003. Subsequently, on April 15, 2003 the Fund paid unitholders a total of $2.0 million.

Results of Operations – Three months ended March 31, 2003

Strong first quarter performance reflected strong commodity prices, high oilfield activity levels, the impact of the 2002 capital projects, and consolidation activities undertaken in late 2002. Higher crude prices contributed $1.0 million in revenue and operating income in the first quarter of 2003.

In the first quarter, general and administrative expenses increased to $0.8 million from $0.6 million in the first quarter of 2002. Included in these expenses was a non-cash accrual of $0.3 million for the stock appreciation rights expense ($0.2 million 2002).

Interest expense of $0.8 million was equal to last year's expense. Lower average debt levels were offset by slightly higher interest rates. The decrease in long-term debt during the first quarter was primarily due to the retirement of the $3.0 million convertible debentures assumed with the acquisition of certain oilfield facilities in 2001. As a percentage of revenue, depreciation decreased to 8% from 10% in 2002. The reorganization costs incurred during the quarter relate to restructuring the corporation into an income fund.

The income tax expense recognizes the future liability arising from the difference between taxable and accounting income. Due to the reorganization into an income fund, with the exception of capital taxes, the Fund does not anticipate being cash taxable in the future.

Also during the first quarter, the Company implemented a new pricing strategy in both divisions, which should be fully implemented by the end of the second quarter of 2003.

---

[1] EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

[2] Per unit calculations for 2002, prior to the reorganization into the Fund, are calculated as if the weighted average number of shares at the time had been converted to units on a 2:1 basis, and have been retroactively restated.

Segmented Performance

Oilfield

The Oilfield segment recovers and resells crude oil from oilfield wastes. This segment accounted for 62% of the Fund's total assets and generated 67% of the Fund's total revenue. Revenue from the Oilfield segment is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 83% of Oilfield revenues come from wastes generated from day to day oil and gas production. Revenues in the Oilfield segment are partially dependent upon, and vary with, oilfield activity and commodity prices. During the first quarter, drilling rig utilization averaged 86% (68% in 2002) in western Canada, the number of wells drilled increased to 4,030 from 3,358 in 2002, and WTI averaged US$33.90 (US$21.64 in 2002). During the quarter, the Oilfield segment recovered 68,000 barrels of crude oil, which was sold at an average price of $45.45 per barrel. Comparable recoveries in first quarter of 2002 were 60,019 barrels, at an average price of $29.59 per barrel. Revenue for the three months from the Oilfield segment increased 40% to $25.6 million and segment margin improved 62% to $11.6 million.

Net margin, as a percentage of revenue, increased from 39% to 45% as a result of improved commodity prices for recovered crude oil and reduced operating costs resulting from cost reduction initiatives and productivity improvements.

Segment capital expenditures for the quarter were $1.2 million compared with $0.4 million in 2002.

The outlook for the Oilfield segment remains positive. Continuing strength in oilfield activity combined with strategic initiatives to improve profitability should deliver strong performance for the balance of 2003.

ndustrial

The Industrial segment collects automotive and industrial wastes and waste lubricating oil in western Canada, which are then processed into resalable products. This segment accounted for 36% of the Fund's total assets and generated 33% of the Fund's total revenue. The Industrial segment produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil, and drilling oil. Approximately 65% of the Industrial segment revenue comes from product sales with the balance from collection fees.

In the first quarter segment revenue increased 138%, to $12.8 million from $5.4 million in 2002. The Mohawk acquisition contributed $4.7 million in revenue and $0.5 million in net margin. The remaining revenue increase of approximately $2.0 million and a net margin decrease of approximately $0.35 million resulted from the liquidation of excess burner fuel inventory. Accordingly, net margins for the quarter increased $0.1 million.

As a result of the Mohawk acquisition and the inventory liquidation, revenue attributed to product sales increased 250% to $8.3 million. Also as a result of the Mohawk acquisition, waste lube oil collection in the quarter increased 35% to 12.4 million liters from 9.1 million liters in 2002.

Segment capital expenditures for the quarter were $0.7 million compared with $1.8 million in 2002.

Collection activity and product sales are expected to continue at a high level for the balance of 2003 as newly acquired assets become fully utilized. Price increases, which will be in place by the end of the second quarter of 2003, and cost reduction initiatives currently underway should improve net margins.

Capital Expenditures

Capital expenditures for the first quarter, net of disposal proceeds, were $1.5 million, compared with $2.5 million a year ago. The expenditures related primarily to sustenance spending. Total sustenance capital expenditures for 2003 are estimated to be ~pproximately $7.5 million. Total growth capital expenditures for 2003, excluding acquisitions, if any, are estimated to be .pproximately $4.0 million.

Liquidity and Financial Resources

At March 31, 2003, total long-term debt (including convertible debentures and the current portion of long-term debt) was $46.0 million or 1.4 times trailing EBITDA, compared with $59.5 million, or 2.1 times trailing EBITDA a year ago. During the quarter, management negotiated a new credit facility with two Canadian chartered banks. The new facility provides for a total of $65.0 million in loan capacity, with equal quarterly payments of $0.75 million commencing June 30, 2003.

Unitholders' Capital

During the first quarter, under a Plan of Arrangement, the Fund issued 21.8 million units and 0.3 million Exchange Rights in exchange for all of the common shares and options of Newalta Corporation. In March 2003, holders of 0.2 million Exchange Rights exercised resulting in an additional issuance of 0.2 million units. Outstanding units at the end of the quarter totaled 22.0 million units.

Risks and Uncertainties

This report contains forward-looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Fund's business and results of operations. There are a number of factors that could cause actual results to differ materially from those indicated. Operational risks include:

- The business of the Fund is affected by fluctuations in the level of activity in the oil and natural gas industry, which, in turn, is directly affected by changes in world energy prices.
- Fluctuations in commodity prices also affect the value of the crude oil the Fund recovers and resells. In the first quarter, oil sales accounted for 8% of total revenue and in 2002 oil sales accounted for 7 % of total revenue.
- The waste management industry is highly regulated, and the Fund's business is affected by government legislation.
- The Fund's business is also affected by seasonality and by competition, which varies by location and by type of service.

The Fund currently has no swaps, hedges nor derivatives in place. Financial risk is limited to the Fund's exposure to fluctuations in interest rates, and to the normal business risk incurred with trade accounts receivable. In the first quarter of 2003, a 1% change in interest rates would have increased/decreased operating income by $0.1 million. Some sales are to customers based in the United States and as a result the Fund is exposed to the risk of currency exchange rate changes. Both exchange rate and trade receivables risk are minimized through the Fund's credit granting and receivables collection processes.

Quarterly comparison ($000's)

	Three Months Ended March 31	
	2003	2002
Revenue	38,410	23,705
Net earnings	2,088	2,713
Net earnings per unit (cents)	9.5	15.3
Diluted net earnings per unit (cents)	9.5	15.3

Newalta Income Fund

Consolidated Balance Sheets

($000s)

	March 31, 2003 Unaudited	December 31, 2002 Audited
Assets		
Current assets		
Accounts receivable	**28,809**	27,924
Inventory	**7,304**	7,923
Prepaid expenses	**723**	730
	36,836	36,577
Capital assets and intangibles	**206,227**	207,642
Goodwill	**10,782**	10,782
Deferred costs	**815**	811
	254,660	255,812
Liabilities		
Current liabilities		
Bank indebtedness	**3,298**	759
Accounts payable	**16,232**	17,626
Current portion of long-term debt (Note 3)	**3,005**	2,339
Current portion of debentures	**3,000**	6,000
	25,535	26,724
Long-term debt (Note 3)	**37,001**	38,751
Debentures	**3,000**	3,000
Future income taxes	**33,222**	32,024
Site restoration	**2,830**	2,732
	101,588	103,231
Unitholders' Equity		
Unitholders' capital (Note 4)	**98,209**	98,269
Contributed surplus	**446**	
Accumulated earnings (Note 2)	**56,400**	54,312
Accumulated cash distributions	**(1,983)**	
	153,072	152,581
	254,660	255,812

Newalta Income Fund

Consolidated Statements of Income and Accumulated Earnings
For the Three Months ended March 31
($000s) (Unaudited)

	2003	2002
Revenue	**38,410**	23,705
Expenses		
Operating	**25,789**	15,159
General and administrative	**845**	639
Interest	**808**	781
Depreciation and site remediation	**3,023**	2,473
Reorganization (Note 2)	**4,484**	
Operating income	**3,461**	4,653
Provisions for income taxes		
Current	**175**	150
Future	**1,198**	1,790
	1,373	1,940
Net earnings	**2,088**	2,713
Accumulated earnings, beginning of period	**54,312**	44,282
Goodwill write-down, net of tax		(2,233)
Stock appreciation rights		(155)
Accumulated earnings, end of period	**56,400**	44,607
Net earnings per unit (cents) (Note 2)	**9.5**	15.3
Diluted net earnings per unit (cents) (Note 2)	**9.5**	15.3

Newalta Income Fund

Consolidated Statements of Cash Flows
For the Three Months ended March 31
($000s) (Unaudited)

	2003	2002
Net inflow (outflow) of cash related to the following activities:		
Operating activities		
Net earnings	**2,088**	2,713
Items not requiring cash		
Depreciation and site remediation	**3,023**	2,473
Future income taxes	**1,198**	1,790
Stock compensation expense	**318**	
Reorganization	**(19)**	
Cash flow from operations	**6,608**	6,976
Increase in working capital	**(3,489)**	(27,809)
	3,119	(20,833)
Investing activities		
Additions to capital assets	**(1,580)**	(2,500)
Net proceeds on sale of capital assets	**100**	38
Deferred costs	**(4)**	18
Site restoration	**(29)**	55
	(1,513)	(2,389)
Financing activities		
Equity proceeds receivable		28,000
Repurchase of non-board lot shares	(61)	
Repurchase of debentures	**(3,000)**	
Decrease in long-term debt	**(1,084)**	(3,854)
	(4,145)	24,146
Net cash inflow (outflow)	(2,539)	924
Cash (bank indebtedness), beginning of period	(759)	(10,374)
Cash (bank indebtedness), end of period	**(3,298)**	(9,450)
Cash flow from operations per unit (cents)		
Basic	**30.2**	39.4
Diluted	**30.0**	39.0

Supplementary information:		
Interest paid	1,182	743
Income taxes paid	124	89

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Three Months ended March 31, 2003 and 2002
($000s) (Unaudited)

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value in oil, gas and industrial wastes through recovery of saleable products and recycling, rather than disposal. Through 34 integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, including producers of crude oil and natural gas, and automotive and industrial businesses.

1. Summary of Significant Accounting Policies

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of Newalta on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of Newalta and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its subsidiaries. For reporting purposes the Fund is considered the continuing entity of Newalta.

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2002 as contained in the Annual Report for fiscal 2002.

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the first quarter of 2003, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated result of its operations and cash flows for the three months ended March 31, 2003 and 2002.

2. Reorganization

On February 24, 2003, the shareholders and option holders of Newalta approved a Plan of Arrangement under section 193 of the *Business Corporations Act* (Alberta). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unitholders. The Plan of Arrangement was affected on March 1, 2003.

Under the Plan of Arrangement the Fund issued units in exchange for all of the shares of Newalta on a 1:2 basis. Prior to the exchange, Newalta had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,810,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $4,484 (excluding $596 recorded in 2002).

Effective March 1, 2003, the Fund established a *Trust Unit Rights Incentive Plan* (the "Rights Incentive Plan") to replace the stock option plan of Newalta. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan are valued and expensed at the time of issuance. Rights are valued as options using a Black-Scholes option pricing model. Prior to March 1, 2003, Newalta had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had not been valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly an expense was recognized in each period based on the gain in the underlying

value of the common shares of Newalta. For the first two months of 2003, prior to reorganization into the Fund, Newalta expensed $318 in stock appreciation rights expense. In the first quarter of 2002, Newalta recognized $214 as an expense for stock appreciation rights.

3. **Debt**

(a) **Banking facility**

On February 20, 2003, the Fund entered into an agreement for a new banking facility with a syndicate arranged by two Canadian chartered banks. The lending facility provides for a total of $65,000 comprised of a $25,000 extendable term facility, a $15,000 reducing 5-year term facility, and a $25,000 operating facility. The credit facility is secured principally by a general security agreement over the Fund's assets. Subject to certain conditions the term facilities charge interest at prime plus 1% or at Bankers Acceptance base plus 2.5% at the Fund's option. The operating facility charges interest at prime plus .25% or at Bankers Acceptance base plus 1.85%, also at the Fund's option. At March 31, 2003, the Fund had utilized $40.0 million of the term facilities and $3.3 million of the operating facility.

(b) **Debentures**

On February 28, 2003, $3,000 of 8% debentures were redeemed by Newalta in exchange for cash. The remaining $6,000 of 9.5% debentures mature half on September 1, 2003 and the balance on September 1, 2004. The debentures are convertible to units of the Fund at a conversion price of $8.00 per unit.

4. **Unitholders' capital**

Pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights granted pursuant to the Plan of Arrangement. The Fund declared a distribution $0.09 per unit for a total of $1,983 to be paid on April 15, 2003 to unitholders of record on March 31, 2003.

	Units/Shares	Amount
Shares issued as at December 31, 2002 (000s)	43,634	$98,269
Shares cancelled under the plan of arrangement	(43,634)	(98,269)
Units issued under the plan of arrangement	21,817	98,269
Non-board lot repurchased	(6)	(62)
Rights exercised	218	2
Units outstanding as at March 31, 2003	22,029	$98,209

5. **Trust Unit Rights Incentive Plan**

On February 24, 2003, the Shareholders of Newalta approved the Rights Incentive Plan. On March 1, 2003, the Fund granted 1,042,500 Rights under the plan to certain executives, trustees, and employees. The Rights vest 20% annually from March 1, 2004 until March 1, 2008 and are exercisable at market value at the time of the grant, $9.30 per unit. In addition, pursuant to the Plan of Arrangement, the outstanding stock options as of March 1, 2003 were exchanged for Exchange Rights that are exercisable for units at $0.01 per unit. 218,000 Exchange Rights were exercised during March 2003, and a further 89,000 vest at various dates over the next three years.

($000s) (Unaudited)

The Fund accounts for Rights granted pursuant to the Rights plan using intrinsic values. On this basis compensation costs are not required to be recognized in the financial statements for Rights granted at market value. Had compensation costs for the Fund's Rights Plan been determined based on the fair value methodology at the date of the grant, the Fund's pro-forma net earnings for the quarter would have been reduced by $963 and net earnings per unit would have been 5.1 cents per unit. The fair market value of the Rights is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The market value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.

6. Net Earnings per unit

Basic per unit calculations for the three months ending March 31, 2003 were based on the weighted average number of units outstanding for the quarter of 21,888,000 units. Basic per unit calculations for the three months ending March 31, 2002 were based on the weighted average number of shares outstanding for the quarter. Diluted net earnings were based on the weighted average number of units outstanding of 22,900,000 units for the quarter ended March 31, 2003 and on the weighted average number of shares outstanding for the quarter ended March 31, 2002. The per unit and per share calculations and number of shares have been retroactively restated to reflect the 2 for 1 conversion of shares into units effective March 1, 2003.

($000s) (Unaudited)

7. **Segmented Information**

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

2003	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	25,621	12,789			38,410
Inter segment revenue[3]	50	85	(135)		-
)perating expense	11,384	10,897	(135)		22,146
Indirect operating expense[4]	931	700		2,012[5]	3,643
Depreciation and amortization	1,718	1,112		193	3,023
Net margin	11,638	165		(2,205)	9,598
General and administrative				845	845
Interest expense				808	808
Reorganization costs				4,484	4,484
Operating income	11,638	165		(8,342)	3,461
Capital expenditures	1,236	711		(367)	1,580
Goodwill	10,782				10,782
Total assets	158,244	92,127		4,289	254,660

[3] Inter-segment revenues are recorded at market, less the costs of serving external customers.
[4] Indirect operating expenses are defined as the allocated general management costs for the reporting unit.
[5] Management does not allocate certain indirect operating, general & administrative, taxes, and interest costs in the segment analysis.

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Three Months ended March 31, 2003 and 2002
($000s) (Unaudited)

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	18,321	5,384			23,705
Inter segment revenue[3]	36	102	(138)		-
Operating expense	8,479	4,159	(138)		12,500
Indirect operating expense[4]	1,032	595		1,032[5]	2,659
Depreciation and amortization	1,658	680		135	2,473
Net margin	7,188	52		(1,167)	6,073
General and administrative				639	639
Interest expense				781	781
Operating income	7,188	52		(2,587)	4,653
Capital expenditures	375	1,790		335	2,500
Goodwill	10,624				10,624
Total assets	148,822	75,396		35,426	259,644

NEWALTA
Better ways to manage waste

NEWS RELEASE
For Immediate Release:
TSE Trading Symbol: NAL.UN

Newalta Income Fund Announces May Distribution

CALGARY, Alberta, Canada, May 20, 2003 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of $0.09 per trust unit for the month of May, 2003 payable on June 16, 2003 to all unitholders of record on May 30, 2003. The ex-distribution date is May 28, 2003.

Based on the May 16, 2003 closing price of $9.09 per trust unit, the May distribution represents an annualized cash-on-cash yield of approximately 11.9%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684

www.newalta.com

NEWS RELEASE
For Immediate Release:
TSE Trading Symbol: NAL.UN

Newalta Income Fund Announces June Distribution

CALGARY, Alberta, Canada, June 16, 2003 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of $0.09 per trust unit for the month of June, 2003 payable on July 15, 2003 to all unitholders of record on June 30, 2003. The ex-distribution date is June 26, 2003.

Based on the June 13, 2003 closing price of $9.85 per trust unit, the June distribution represents an annualized cash-on-cash yield of approximately 11.0%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684

www.newalta.com

NEWALTA
Better ways to manage waste

NEWS RELEASE
For Immediate Release:
TSE Trading Symbol: NAL.UN

Newalta Announces Acquisition of Satellite Oilfield Facility and Disposition of Non-Core Assets

CALGARY, Alberta, Canada, July 3, 2003 – Newalta Income Fund ("Newalta") today announced that it has closed the acquisition of a satellite oilfield facility in southwest Saskatchewan from Sand Hill Contracting Ltd. The purchase price of $3.0 million consisted of $0.5 million cash and the issuance of 250,000 trust units at a deemed price of $10.00 per unit.

"This acquisition is consistent with our strategy to acquire and develop satellite operations to increase our geographic coverage," said Al Cadotte, President and Chief Executive Officer of Newalta Income Fund. "We will add process equipment to this location and the facility will collect and consolidate waste for shipment to one of our existing processing facilities. These initiatives are part of our strategy to capitalize on opportunities to increase the cash generated by our existing operations and to maximize distributions to Newalta unitholders."

On June 1, 2003, Newalta sold certain non-core drill site container assets for approximately $1.4 million in cash. The proceeds were used to reduce debt.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684

www.newalta.com

NEWS RELEASE
For Immediate Release:
TSE Trading Symbol: NAL.UN

Newalta Income Fund Announces July Distribution

CALGARY, Alberta, Canada, July 22, 2003 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of $0.09 per trust unit for the month of July, 2003 payable on August 15, 2003 to all unitholders of record on July 31, 2003. The ex-distribution date is July 29, 2003.

Based on the July 21, 2003 closing price of $10.35 per trust unit, the July distribution represents an annualized cash-on-cash yield of approximately 10.43%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

Better ways to manage waste

NEWS RELEASE
For Immediate Release:

NEWALTA ANNOUNCES RECORD SECOND QUARTER PERFORMANCE

CALGARY, Alberta, August 13, 2003 – Newalta Income Fund (TSX: NAL.UN) today announced unaudited financial results for the six months ended June 30, 2003.

Newalta Income Fund is the successor organization to Newalta Corporation. Information for the six months ended June 30, 2003 along with comparative information for the respective period in 2002 is provided. Some numbers from the prior year have been restated to conform to those reported for the Fund.

Financial Highlights ($000s)

		Three Months Ended June 30 (unaudited)			Six Months Ended June 30 (unaudited)		
		2003	2002	%Increase (Decrease)	2003	2002	%Increase (Decrease)
Revenue		34,543	23,279	48	72,953	46,985	55
Operating income before reorganization costs		6,568	3,270	101	14,513	7,923	83
Operating income		5,857	3,270	79	9,318	7,923	18
Net earnings		6,032	1,930	213	8,120	4,643	75
Net earnings per unit (cents)[1]		27.2	8.8	209	36.8	23.5	57
Diluted EPU (cents)		26.7	8.8	203	36.4	23.4	56
EBITDA[2] before reorganization costs		10,225	6,436	59	22,001	14,343	53
EBITDA		9,514	6,436	48	16,806	14,343	17
Trailing 12 month EBITDA before reorganization costs		-	-	-	42,510	31,325	36
Trailing 12 month EBITDA		-	-	-	36,719	31,325	17
Cash flow before reorganization costs[3]		9,367	5,608	67	20,440	12,798	60
Cash flow		8,656	5,608	54	15,264	12,798	19
Distributable cash before reorganization costs (Note 8)	- $	8,770	2,067	324	18,363	6,795	171
	- per unit	0.40	0.09	344	0.83	0.34	144
Distributable cash (Note 8)	- $	8,059	2,067	290	13,187	6,795	94
	- per unit	0.36	0.09	300	0.60	0.34	76
Cash distributions declared	- $	5,993	-	-	7,976	-	-
	- per unit	0.27	-	-	0.36	-	-
Capital expenditures, net		597	3,541	(83)	2,077	6,003	(65)
Weighted average units outstanding (000s)[1]		22,196	21,816	2	22,042	19,760	12
Total units outstanding (000s)[1]		22,406	21,817	3	22,406	21,817	3

[1] For comparative purposes the previously reported weighted average and total number of shares outstanding in 2002 have been converted to units on a 2:1 basis, and per unit calculations have been restated on this basis.

[2] EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

[3] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

FINANCIAL SUMMARY AND OPERATIONAL HIGHLIGHTS

Revenue for the second quarter increased 48% to $34.5 million, from $23.2 million in 2002. Before reorganization costs, operating income improved 101% to $6.6 million and EBITDA was up 59% to $10.2 million. Diluted net earnings per unit increased 203% from 8.8 cents in 2002 to 26.7 cents in 2003. Excluding reorganization costs, distributable cash was $8.8 million, or 40 cents per unit (13.3 cents per month). After reorganization costs, distributable cash was $8.1 million or 36 cents per unit (12 cents per month). During the second quarter, the Fund distributed 27 cents per unit (9 cents per month). The net value of crude oil per barrel recovered in the quarter remained unchanged from the second quarter of 2002. Newalta's $2 million of capital expenditures in the quarter were offset by asset sales of $1.4 million, for net capital expenditures of $0.6 million.

In the first half of 2003, revenue increased $26.0 million, or 55% compared to the first half of 2002. Before reorganization costs, EBITDA was up 53% to $22.0 million and operating income increased 83% to $14.5 million. Net capital expenditures were $2.1 million. Distributable cash excluding reorganization costs was $18.4 million, or 83 cents per unit (13.8 cents per month). After reorganization costs, distributable cash was $13.2 million or 60 cents per unit (10 cents per month).

"We continued to capitalize on strong market conditions in the second quarter to deliver record performance," said Al Cadotte, President and Chief Executive Officer. "The results from the Oilfield division continued to be strong and the Industrial division delivered substantially improved performance. We made excellent progress in the first half on our initiatives to improve the performance of our operations. We are confident we will maintain the strong momentum from the first half through the rest of the year, and that we will complete our action plans to set the foundation for increased cash flow in 2004."

Management's Discussion and Analysis as well as financial statements and notes to the financial statements are attached.

Management will hold a conference call on Thursday, August 14, 2003 at 1:00 p.m. (ET) to discuss the second quarter results. To listen, please dial 1-800-814-3911 or 416-640-4127, or log onto the web cast at www.newalta.com or www.cdn-news.com. For those unable to listen to the live event, a rebroadcast will be available until midnight, August 21, 2003. Please dial 416-640-1917 or 1-877-289-8525 and enter the pass code 21010185.

This document may contain forward-looking statements, relating to the operations or to the environment in which Newalta operates, which are based on the Fund's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Newalta Income Fund maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 of Newalta Corporation in the fiscal 2002 annual report, and the MD&A in the fiscal 2002 annual report, including the section on risks and uncertainties.

CORPORATE OBJECTIVES

Management has two clear objectives in 2003:

- To maximize the distributable cash generated from our existing operations;
- To exploit growth opportunities for both our divisions;

The distributable cash generated in the first half was in excess of our declared distributions since March 1, 2003 and we completed a number of initiatives to improve productivity, reduce costs and to increase revenues which will contribute to performance in the second half. We established our first strategic alliance with Enerchem International and we are pursuing opportunities to enhance the profitability of both companies. We also completed the acquisition of our first oilfield satellite facility in July. We are pursuing additional alliances and satellite operations as well as the expansion of our on-site centrifuge program. We also continued to develop acquisition opportunities in both eastern and western Canada. Management action plans to maximize performance were completed in the first half and steps are being taken to drive growth and improve performance next year.

RESULTS OF OPERATIONS – THREE MONTHS ENDED JUNE 30, 2003

For the three months ended June 30, 2003, Newalta Income Fund (the "Fund") increased revenue 48% to $34.5 million, from $23.3 million in the second quarter of 2002. Operating income before reorganization costs improved 101% to $6.6 million, and including reorganization costs improved 79% to $5.9 million. This strong performance was the result of high levels of activity in both the Oilfield and Industrial divisions, the Fund's 2002 acquisitions and capital upgrades and several management initiatives to maximize price, reduce costs, and enhance efficiencies. Crude oil prices for recovered oil were equal to 2002 and therefore did not contribute to the improved performance. Net earnings of $6.0 million were three times the $1.9 million earned in the second quarter of 2002. Reorganization costs for the quarter totaled $0.7 million or 3.2 cents per unit. Cash flow[3] before reorganization costs increased $3.8 million to $9.4 million in the quarter.

General and administrative costs increased $0.3 million to $0.7 million as a result of increases in insurance and bonus provisions.

Interest expense of $0.8 million was $0.2 million more than last year primarily due to the interest expense from the $6.0 million of debentures used to fund the acquisition of assets from Mohawk Lubricants Ltd.

Depreciation increased to $2.9 million from $2.6 million in 2002 and reflects the 2002 capital program.

Income tax expense recognizes the future liability arising from the difference between taxable and accounting income. Due to the reorganization into an income fund, with the exception of capital taxes, the Fund does not anticipate being cash taxable in the future.

Diluted earnings per unit increased threefold to 27 cents per unit from 9 cents in 2002[1]. Distributable cash, excluding reorganization costs, was $8.8 million, of which approximately $6.0 million (9 cents per unit per month) was distributed to unitholders. Distributable cash, after reorganization costs, was $8.1 million or 36 cents per unit (12 cents per month).

RESULTS OF OPERATIONS – SIX MONTHS ENDED JUNE 30, 2003

For the six months ended June 30, 2003 revenue improved 55% and operating income before reorganization costs increased 83%. Including the reorganization costs, operating income improved 18% to $9.3 million and earnings improved 75% to $8.1 million. Reorganization costs on a year to date basis totaled $5.2 million or $0.24 per unit. Cash flow before reorganization costs increased 60% to $20.4 million in the six months, and including reorganization costs increased $2.5 million to $15.3 million. Distributable cash, excluding reorganization costs, was $18.4 million (83 cents per unit). Distributable cash, after reorganization costs, was $13.2 million (60 cents per unit). Excluding reorganization costs, trailing 12 month EBITDA[2] improved by 36% to $42.5 million. After reorganization costs, diluted earnings per unit were 36.8 cents compared with 23.5 cents per unit[2] in 2002. The reasons for the improvement in performance are outlined in the results of operations for the three months ended June 30, 2003. In addition, average commodity prices for recovered crude oil were higher in 2003 than 2002, contributing $0.9 million of revenue and operating income.

General and administrative expenses were $1.6 million compared to $1.0 million in 2002. Included in the year to date expenses was a non-cash accrual of $0.3 million for the stock appreciation rights expense ($0.1 million 2002).

Interest expense is approximately $0.2 million higher than last year due to the interest incurred on the Mohawk debentures.

Depreciation expense of $5.9 was 8% of revenue compared to $5.1 million or 11% of revenue in 2002. The depreciation expense increase reflects the 2002 capital program and is mainly attributable to the Mohawk acquisition.

The reorganization costs incurred during the periods relate to restructuring the corporation into an income fund.

SEGMENTED PERFORMANCE

)ilfield

The Oilfield segment ("Oilfield") recovers and resells crude oil from oilfield wastes. Oilfield accounts for 62% of the Fund's total assets and generates 63% of the Fund's total revenue. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 83% of Oilfield revenues come from wastes generated from day to day oil and gas production. Revenues in Oilfield vary with oilfield activity and commodity prices.

During the three months ended June 30, 2003 Oilfield recovered a total of 257,000 barrels of crude oil, of which 63,000 barrels was for the Fund's account and sold at an average price of $35.49 per barrel. Comparable recoveries in second quarter of 2002 were 249,000 barrels including 50,000 barrels for the Fund's account, at an average price of $35.57 per barrel. Revenue for the three months from Oilfield increased 33% to $20.5 million and segment margin improved 68% to $7.3 million. The second quarter is traditionally the slowest period for Oilfield. This year, continuing high levels of oilfield activity combined with reduced operating costs, pricing increases and productivity improvements have led to record revenues and margins.

For the six months ended June 30, 2003 business fundamentals remained strong with above average drilling and strong market demand. During the first half, Oilfield recovered a total of 589,000 barrels of crude oil, of which 131,000 barrels was sold for the Fund's account at an average price of $40.70 per barrel. For the first half of 2002 oil recoveries totalled 509,000 barrels including 110,000 barrels for the Fund's account, at an average price of $32.30 per barrel. Revenue for the six months from the Oilfield business unit increased 37% to $46.1 million and margin improved 66% to $19.0 million

---

[1]Per unit calculations for 2002, prior to the reorganization into the Fund, are calculated as if the weighted average number of shares at the time had been converted to units on a 2:1 basis, and have been retroactively restated.
[2]EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.
Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

For the three months ending June 30, 2003 capital spending was $1.3 million compared to $2.1 million a year ago. During the quarter Oilfield sold its non-core drill site bin assets for $1.4 million cash. Oilfield capital expenditures for the six months were $2.5 million, approximately the same amount as spent in the first half of 2002. Subsequent to June 30, 2003, the Fund purchased a satellite oilfield facility is southwest Saskatchewan for $3.0 million.

The outlook for Oilfield remains positive for the balance of the year. Continuing strong oilfield activity combined with strategic initiatives to improve profitability should deliver record performance for the balance of 2003.

Industrial

The Industrial segment ("Industrial") collects automotive and industrial wastes and waste lubricating oil in western Canada, which are then processed into resalable products. Industrial accounts for 35% of the Fund's total assets and generates 37% of the Fund's total revenue. Industrial produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil, and drilling oil. This year approximately 58% of Industrial revenue comes from product sales with the balance derived from collection fees (compared to 41% product sales in 2002). This increase in product sales is attributed to the Mohawk acquisition.

For the three months ended June 30, 2003 Industrial revenue increased 78%, to $14.0 million from $7.9 million in 2002. The assets acquired late in 2002 from Mohawk Lubricants Ltd. contributed $4.1 million in revenue and $0.6 million in margin. The remaining revenue increase of approximately $2.2 million and margin increase of approximately $1.0 million was the result of increased activity levels, particularly in the Alberta market, improved pricing, and other cost reduction and productivity initiatives.

For the six months ended June 30, 2003 revenue improved 100% to $26.8 million and margin increased $1.5 million or 134%. The former Mohawk assets contributed $8.8 million to the revenue improvement and $1.1 million in margin.

Industrial capital expenditures for the three months ended June 30, 2003 were $0.2 million compared with $1.1 million in 2002. Year to date capital spending was $1.0 million ($2.9 million in 2002).

Collection activity and product sales are expected to continue at a high level for the balance of 2003 as newly acquired assets become fully utilized. Price increases and cost reduction initiatives previously initiated are positively impacting operating results. For the balance of the year Industrial will focus on developing product markets, increasing the collection activities in the waste water market and the centrifugation of sludges.

CAPITAL EXPENDITURES

Capital expenditures for the three months ending June 30, 2003, net of proceeds of disposition, were $0.6 million, compared with $3.5 million in 2002. The gross capital expenditures, which related primarily to sustenance spending, totaled $2.0 million during the quarter. On June 1, 2003 the Fund sold certain non-core drill site container assets for $1.4 million in cash. Year to date net capital spending was $2.1 million ($6.0 million in 2002). Total sustenance capital expenditures for 2003 are estimated to be approximately $7.5 million. Total growth capital expenditures for 2003, excluding acquisitions, are estimated to be approximately $4.0 million.

Effective July 1, 2003, the Fund purchased a satellite oilfield facility in southwest Saskatchewan for $3.0 million. Consideration consisted of 250,000 units at $10.00 per unit and $500,000 cash.

LIQUIDITY AND FINANCIAL RESOURCES

At June 30, 2003, total long-term debt (including convertible debentures and the current portion of long-term debt) was $43.0 million or approximately 1.2 times trailing twelve month EBITDA, compared with $50.1 million, or 1.6 times trailing twelve month EBITDA a year ago. During the first quarter, management negotiated a new credit facility with two Canadian chartered banks. The new facility provides for a total of $65.0 million in loan capacity, with equal quarterly payments of $0.75 million commencing July 1, 2003. At June 30, 2003 the $40 million in term facilities was fully drawn and the $25 million operating line was unutilized.

UNITHOLDERS' CAPITAL

During the first quarter, under a Plan of Arrangement, the Fund issued 21.8 million units and 0.3 million Exchange Rights in exchange for all of the common shares and options of Newalta Corporation. In March 2003, holders of 0.2 million Exchange Rights exercised resulting in an additional issuance of 0.2 million units. During the second quarter the holders of $3.0 million of the debentures converted their debentures to 375,000 units in the Fund. Outstanding units at the end of the quarter totaled 22.4 million units. On July 1, 2003, 250,000 units ($2.5 million) were issued to acquire a satellite Oilfield facility. The holder of the debentures converted $1 million principal amount into 125,000 units of the Fund on each of July 2 and August 8, 2003, leaving a principal balance outstanding of $1 million.

QUARTERLY COMPARISON ($000'S)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Revenue	34,543	23,279	72,953	46,985
Net earnings	6,032	1,930	8,120	4,643
Net earnings per unit (cents)	27.2	8.8	36.8	23.5
Diluted net earnings per unit (cents)	26.7	8.8	36.4	23.4

RISKS AND UNCERTAINTIES

This report contains forward-looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Fund's business and results of operations. There are a number of factors that could cause actual results to differ materially from those indicated. Operational risks include:

- The business of the Fund is affected by fluctuations in the level of activity in the oil and natural gas industry, which, in turn, is directly affected by changes in world energy prices.
- Fluctuations in commodity prices also affect the value of the crude oil the Fund recovers and resells. In the first half of the year oil sales accounted for 7% of total revenue and in 2002 oil sales accounted for 8 % of total revenue.
- The waste management industry is highly regulated, and the Fund's business is affected by government legislation.
- The Fund's business is also affected by seasonality and by competition, which varies by location and by type of service.

The Fund currently has no swaps, hedges, nor derivatives in place. Financial risk is limited to the Fund's exposure to fluctuations in interest rates, and to the normal business risk incurred with trade accounts receivable. In the three months ending June 30, 2003, a 1% change in interest rates would have increased/decreased operating income by $0.1 million. Some sales are to customers based in the United States and as a result the Fund is exposed to the risk of currency exchange rate changes. Both exchange rate and trade receivables risk are minimized through the Fund's credit granting and receivables collection processes.

Newalta Income Fund

Consolidated Balance Sheets

($000s)

	June 30, 2003	December 31, 2002
	Unaudited	Audited
Assets		
Current assets		
Cash	**129**	-
Accounts receivable	**27,648**	27,924
Inventory	**6,960**	7,923
Prepaid expenses	**2,316**	730
	37,053	36,577
Capital assets and intangibles	**204,078**	207,642
Goodwill	**10,782**	10,782
Deferred costs	**817**	811
	252,730	255,812
Liabilities		
Current liabilities		
Bank indebtedness	**-**	759
Accounts payable	**15,669**	17,626
Distribution payable	**2,016**	
Current portion of long-term debt (Note 3)	**3,005**	2,339
Current portion of debentures	**-**	6,000
	20,690	26,724
Long-term debt (Note 3)	**37,000**	38,751
Debentures	**3,000**	3,000
Future income taxes	**32,972**	32,024
Site restoration	**2,957**	2,732
	96,619	103,231
Unitholders' Equity		
Unitholders' capital (Note 4)	**101,209**	98,269
Contributed surplus	**446**	-
Accumulated earnings (Note 2)	**62,432**	54,312
Accumulated cash distributions (Note 8)	**(7,976)**	-
	156,111	152,581
	252,730	255,812

Newalta Income Fund

Consolidated Statements of Income and Accumulated Earnings
For the periods ended June 30
($000s) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Revenue	**34,543**	23,279	**72,953**	46,985
Expenses				
Operating	**23,569**	16,474	**49,358**	31,632
General and administrative	**749**	369	**1,594**	1,010
Interest (Note 3)	**783**	585	**1,591**	1,366
Depreciation and site remediation	**2,874**	2,581	**5,897**	5,054
Reorganization (Note 2)	**711**	-	**5,195**	-
Operating income	**5,857**	3,270	**9,318**	7,923
Provisions for income taxes				
Current	**75**	150	**250**	300
Future (Note 7)	**(250)**	1,190	**948**	2,980
	(175)	1,340	**1,198**	3,280
Net earnings	**6,032**	1,930	**8,120**	4,643
Accumulated earnings, beginning of period	**56,400**	44,608	**54,312**	44,282
Goodwill write-down, net of tax	**-**	-	**-**	(2,232)
Stock appreciation rights	**-**	-	**-**	(155)
Accumulated earnings, end of period	**62,432**	46,538	**62,432**	46,538
Net earnings per unit (cents) (Note 2, 6)	**27.2**	8.8	**36.8**	23.5
Diluted net earnings per unit (cents) (Note 2, 6)	**26.7**	8.8	**36.4**	23.4

Newalta Income Fund

Consolidated Statements of Cash Flows
For the periods ended June 30
($000s) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	**6,032**	1,930	**8,120**	4,643
Items not requiring cash				
Depreciation and site remediation	**2,874**	2,581	**5,897**	5,054
Future income taxes	**(250)**	1,190	**948**	2,980
Stock compensation expense	**-**	(93)	**318**	121
Reorganization	**-**	-	**(19)**	-
Cash flow from operations	**8,656**	5,608	**15,264**	12,798
Decrease (increase) in working capital	**1,365**	25,705	**(141)**	(2,318)
	10,021	31,313	**15,123**	10,480
Investing activities				
Additions to capital assets	**(2,012)**	(3,717)	**(3,592)**	(6,217)
Net proceeds on sale of capital assets	**1,415**	176	**1,515**	214
Deferred costs	**(2)**	(325)	**(6)**	(307)
Site restoration	**(1)**	(3)	**(30)**	52
	(600)	(3,869)	**(2,113)**	(6,258)
Financing activities				
Equity proceeds receivable	**-**	(28,000)	**-**	-
Issuance of units	**-**	28,071	**(61)**	28,071
Decrease in long-term debt	**(1)**	(18,065)	**(4,085)**	(21,919)
Distribution to unitholders	**(5,960)**	-	**(5,960)**	-
(Increase) in accrued distributions	**(33)**	-	**(2,016)**	-
	(5,994)	(17,994)	**(12,122)**	6,152
Net cash inflow (outflow)	**3,427**	9,450	**888**	10,374
Cash (bank indebtedness), beginning of period	**(3,298)**	(9,450)	**(759)**	(10,374)
Cash (bank indebtedness), end of period	**129**	-	**129**	-

Supplementary information:

Interest paid	**467**	650	**1,648**	1,393
Income taxes paid	**110**	229	**234**	318

Notes to the Consolidated Financial Statements
For the Six Months ended June 30, 2003 and 2002
($000s) (Unaudited)

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through 35 integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1. Summary of Significant Accounting Policies

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of Newalta on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of Newalta and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its subsidiaries. For reporting purposes the Fund is considered the continuing entity of Newalta.

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2002 as contained in the Annual Report for fiscal 2002.

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the second quarter of 2003, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated result of its operations and cash flows for the periods ended June 30, 2003 and 2002.

2. Reorganization

On February 24, 2003, the shareholders and option holders of Newalta approved a Plan of Arrangement under section 193 of the *Business Corporations Act* (Alberta). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unitholders. The Plan of Arrangement was effected on March 1, 2003.

Under the Plan of Arrangement the Fund issued units in exchange for all of the shares of Newalta on a 1:2 basis. Prior to the exchange, Newalta had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,810,000 units outstanding.

NEWALTA INCOME FUND
Notes to the Consolidated Financial Statements
For the Six Months ended June 30, 2003 and 2002
($000s) (Unaudited)

Associated with the reorganization, the Fund recorded reorganization costs of $5,195 (excluding $596 recorded in 2002).

Effective March 1, 2003, the Fund established a T*rust Unit Rights Incentive Plan* (the "Rights Incentive Plan") to replace the stock option plan of Newalta. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan are valued and expensed using the intrinsic value method at the time of issuance. Rights are valued as options using a Black-Scholes option pricing model. Prior to March 1, 2003, Newalta had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had not been valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly an expense was recognized in each period based on the gain in the underlying value of the common shares of Newalta. For the first two months of 2003, prior to reorganization into the Fund, Newalta expensed $318 in stock appreciation rights expense. In the second quarter of 2002, Newalta recognized $93 as a recovery of the stock appreciation rights expense, and for the period ending June 30, 2002, Newalta expensed $121.

3. **Debt**

(a) **Credit facility**

On February 20, 2003, the Fund entered into an agreement for a new credit facility with a syndicate arranged by two Canadian chartered banks. The credit facility provides for a total of $65,000 comprised of a $25,000 extendable term facility, a $15,000 reducing 5-year term facility, and a $25,000 operating facility. The credit facility is secured principally by a general security agreement over the Fund's assets. Subject to certain conditions the term facilities charge interest at prime plus 1% or at Bankers Acceptance base plus 2.5% at the Fund's option. The operating facility charges interest at prime plus .25% or at Bankers Acceptance base plus 1.85%, also at the Fund's option. At June 30, 2003, the Fund had utilized $40,000 of the term facilities and none of the operating facility. Principal repayments of $750 per quarter commence on July 1, 2003.

(b) **Debentures**

On February 28, 2003, $3,000 of 8% debentures were redeemed by Newalta in exchange for cash. During the second quarter $3,000 of 9.5% debentures were converted into 375,000 units at the holders' option. Subsequent to the period, an additional $2,000 of 9.5% debentures were converted into 250,000 units. The remaining $1,000 of 9.5% debentures mature on September 1, 2004 and are convertible into units of the Fund at a conversion price of $8.00 per unit.

4. **Unitholders' capital**

Pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights granted pursuant to the Plan of Arrangement. During the second quarter $3,000 of debentures were converted into 375,000 units.

NEWALTA INCOME FUND
Notes to the Consolidated Financial Statements
For the Six Months ended June 30, 2003 and 2002
($000s) (Unaudited)

	Units/Shares	Amount
Shares issued as at December 31, 2002 (000s)	43,634	$98,269
Shares cancelled under the plan of arrangement	(43,634)	(98,269)
Units issued under the plan of arrangement	21,817	98,269
Non-board lot repurchased	(7)	(62)
Rights exercised	221	2
Units issued in exchange for debentures	375	3,000
Units outstanding as at June 30, 2003	22,406	$101,209

The Fund declared a monthly distribution of $0.09 per unit for each of the four months since inception. A total of $0.36 per unit, or approximately $7,976 has been distributed to unitholders as of July 15, 2003.

5. **Trust Unit Rights Incentive Plan**

On February 24, 2003, the Shareholders of Newalta approved the Rights Incentive Plan. On March 1, 2003, the Fund granted 1,042,500 Rights under the plan to certain executives, trustees, and employees. The Rights vest 20% annually from March 1, 2004 until March 1, 2008 and are exercisable at market value at the time of the grant, $9.30 per unit. In addition, pursuant to the Plan of Arrangement, the outstanding stock options as of March 1, 2003 were exchanged for Exchange Rights that are exercisable for units at $0.01 per unit. 218,000 Exchange Rights were exercised during March 2003, and a further 89,000 vest at various dates over the next three years. On May 22, 2003 the Fund granted 275,000 Rights to certain directors, officers, and managers of Newalta Corporation.

The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The market value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.

The Fund accounts for Rights granted pursuant to the Rights plan using intrinsic values. On this basis compensation costs are not required to be recognized in the financial statements for Rights granted at market value. Had compensation costs for the Fund's Rights Plan been determined based on the fair value methodology at the date of the grant, the Fund's pro-forma net earnings for the six months ended June 30, 2003 would have been reduced by $968 and net earnings per unit would have been 32.5 cents per unit. The fair market value of the March 1, 2003 Rights was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The May 22, 2003 Rights were issued at the market price of $9.08 per unit, and valued on the date of issuance using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.6%; yield of 11.9%; expected life of seven years; and expected volatility of 16.8%. Had these compensation costs been reorganized in the Fund's expenses, the net earnings for the period ended June 30, 2003 would have been reduced by $5.

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Six Months ended June 30, 2003 and 2002
($000s) (Unaudited)

6. ***Net Earnings per unit***

Basic per unit calculations for the period ending June 30, 2003 were based on the weighted average number of units outstanding for the quarter. Diluted net earnings included the potential dilution of the outstanding rights and the convertible debentures. The prior year's per share calculations and number of shares have been retroactively restated to reflect the 2 for 1 conversion of shares into units effective March 1, 2003.

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Weighted average number of units	**22,196**	21,816	**22,044**	19,760
Net additional units if rights exercised	**584**	160	**102**	144
Additional units if debentures converted	**117**	261	**753**	261
Diluted weighted average number of units	**22,897**	22,237	**22,897**	20,165

7. **Future Income Taxes**

During the period the Alberta government reduced the corporate tax rate and the Fund has accordingly accounted for the recovery of future income tax due to the change in tax rates.

8. **Reconciliation of Unitholder Distributions Declared and Paid**

	Three Months Ended June 30	Six Months Ended June 30
	2003	2003
Cash flow from operations before reorganization costs	9,367	20,440
Capital expenditures	(2,012)	(3,592)
Proceeds from fixed asset sales	1,415	1,515
Debt repayment	-	-
Cash available for distribution before reorganization costs	8,770	18,363
Reorganization costs	(711)	(5,176)
Cash available for distribution	8,059	13,187
Unitholder distributions declared - $	5,993	7,976
- per unit	0.27	0.36
Unitholder distributions paid - $	5,960	5,960
- per unit	0.27	0.27

9. Reconciliation of Accumulated Unitholder Distributions

Balance, December 31, 2002	-
Unitholder distributions declared and paid	(5,960)
Unitholder distributions declared	(2,016)
Balance, June 30, 2003	(7,976)

10. Subsequent events

Effective July 1, 2003 the Fund acquired a satellite oilfield facility located in southwest Saskatchewan. The purchase price of $3,000 was funded by $500 of cash plus the issuance of 250,000 units valued at $10.00 per unit.

The holder of the 9.5% debentures converted $1,000 principal amount into 125,000 units of the Fund on each of July 2 and August 8, 2003, leaving a principal balance outstanding of $1,000.

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Six Months ended June 30, 2003 and 2002
($000s) (Unaudited)

11. Segmented Information

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

For the three months ended June 30

2003	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	20,502	14,041			34,543
Inter segment revenue[4]	(6)	(19)	25		-
Operating expense	9,964	9,933	25		19,922
Indirect operating expense[5]	1,466	634		1,547[6]	3,647
Depreciation and amortization	1,737	944		193	2,874
Net margin	7,329	2,511		(1,740)	8,100
General and administrative				749	749
Interest expense				783	783
Reorganization costs				711	711
Operating income	7,329	2,511		(3,983)	5,857
Capital expenditures	1,261	246		505	2,012
Goodwill	10,782				10,782
Total assets	156,259	88,700		7,771	252,730

[4] Inter-segment revenues are recorded at market, less the costs of serving external customers.
[5] Indirect operating expenses are defined as the allocated general management costs for the reporting unit.
[6] Management does not allocate certain indirect operating, general & administrative, taxes, and interest costs in the segment analysis.

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Six Months ended June 30, 2003 and 2002
($000s) (Unaudited)

For the three months ended June 30

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	15,378	7,901			23,279
Inter segment revenue[4]	85	26	(111)		-
Operating expense	8,395	5,693	(111)		13,977
Indirect operating expense[5]	982	578		937[6]	2,497
Depreciation and amortization	1,713	712		156	2,581
Net margin	4,373	944		(1,093)	4,224
General and administrative				369	369
Interest expense				585	585
Operating income	4,373	944		(2,047)	3,270
Capital expenditures	2,112	1,066		539	3,717
Goodwill	10,782				10,782
Total assets	146,322	77,575		8,413	232,310

For the six months ended June 30

2003	**Oilfield**	**Industrial**	**Inter-segment**	**Corporate and Unallocated**	**Consolidated Total**
External revenue	**46,123**	**26,830**			**72,953**
Inter segment revenue[4]	**44**	**66**	**(110)**		**-**
Operating expense	**21,348**	**20,830**	**(110)**		**42,068**
Indirect operating expense[5]	**2,397**	**1,334**		**3,559[6]**	**7,290**

Depreciation and amortization	3,455	2,056		386	5,897
Net margin	18,967	2,676		(3,945)	17,698
General and administrative				1,594	1,594
Interest expense				1,591	1,591
Reorganization costs				5,195	5,195
Operating income	18,967	2,676		(12,325)	9,318
Capital expenditures	2,497	957		138	3,592
Goodwill	10,782				10,782
Total assets	156,259	88,700		7,771	252,730

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Six Months ended June 30, 2003 and 2002
($000s) (Unaudited)

For the six months ended June 30

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	33,550	13,435			46,985
Inter segment revenue[4]	121	128	(249)		-
Operating expense	16,874	9,852	(249)		26,477
Indirect operating expense[5]	2,014	1,173		1,968[6]	5,155
Depreciation and amortization	3,371	1,392		291	5,054
Net margin	11,412	1,146		(2,259)	10,299
General and administrative				1,010	1,010
Interest expense				1,366	1,366
Operating income	11,412	1,146		(4,635)	7,923
Capital expenditures	2,487	2,856		874	6,217
Goodwill	10,782				10,782
Total assets	146,322	77,575		8,413	232,310

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces August Distribution

CALGARY, Alberta, Canada, August 15, 2003 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of $0.09 per trust unit for the month of August, 2003 payable on September 15, 2003 to all unitholders of record on August 29, 2003. The ex-distribution date is August 27, 2003.

Based on the August 15, 2003 closing price of $11.95 per trust unit, the August distribution represents an annualized cash-on-cash yield of approximately 9%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces 17% Increase in Monthly Distributions

CALGARY, Alberta, Canada, September 22, 2003 – Newalta Income Fund ("Newalta") today announced that it has increased its monthly cash distribution by 17%, to 10.5 cents per trust unit, or $1.26 per year. The Fund has declared a cash distribution of 10.5 cents per trust unit for the month of September, 2003 payable on October 15, 2003 to all unitholders of record on September 30, 2003. The ex-distribution date is September 26, 2003.

Based on the September 19, 2003 closing price of $12.40 per trust unit, the September distribution represents an annualized cash-on-cash yield of approximately 10.2%.

"The increase in monthly distributions is consistent with the Board of Trustee's policy of reviewing distributions in light of current performance, and the future outlook," said Alan Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

Better ways to manage waste

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAAL:UN

Newalta Income Fund Announces $45.6 Million Bought Deal Equity Financing

CALGARY, ALBERTA, Canada, September 29, 2003 - Newalta Income Fund ("Newalta") is pleased to announce that it has entered into an agreement to sell 3,800,000 Trust Units at $12.00 each to raise gross proceeds of $45,600,000 on a bought deal basis. The underwriting syndicate is co-led by CIBC World Markets Inc. and Sprott Securities Inc. and includes BMO Nesbitt Burns Inc. and Canaccord Capital Corporation. The offering will be made in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec is expected to close on October 21, 2003, subject to regulatory approvals. Purchasers of Trust Units under this offering will be entitled to receive the distribution to be paid on or about November 17, 2003 to unitholders of record on October 31, 2003.

The net proceeds of the offering will be used to repay outstanding indebtedness, for general corporate purposes and to fund Newalta's growth strategy through investments in its existing operations as well as acquisitions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Newalta Income Fund
Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces October Distribution

CALGARY, Alberta, Canada, October 15, 2003 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 10.5 cents per trust unit for the month of October, 2003 payable on November 17, 2003 to all unitholders of record on October 31, 2003. The ex-distribution date is October 29, 2003.

Based on the October 15, 2003 closing price of $13.40 per trust unit, the October distribution represents an annualized cash-on-cash yield of approximately 9.4%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

NEWALTA INCOME FUND

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Manitoba, Ontario and Québec have been issued for a Short Form Prospectus of the above issuer dated October 14, 2003.

DATED at Calgary, Alberta this October 15, 2003

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

SEDAR Project # 00578258

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-2901

NUMÉRO DE PROJET SÉDAR: 578258

DOSSIER N° : 21519

Objet : Newalta Income Fund
Demande de visa

Vu la demande présentée le 3 octobre 2003;

vu les articles 11, 14 et 19 de la Loi sur les valeurs mobilières du Québec (la « Loi »);

vu la partie 2 du règlement « Norme canadienne 44-101, Placement de titres au moyen d'un prospectus simplifié »;

vu les pouvoirs délégués conformément à l'article 307 de la Loi.

En conséquence, la chef du Service du financement des sociétés octroie le :

> visa pour le prospectus simplifié du 14 octobre 2003 de Newalta Income Fund concernant le placement de 3 800 000 parts au prix de 12,00 $ par part.

Le visa prend effet le 15 octobre 2003.

La chef du Service du financement des sociétés,

(s) Marie-Christine Barrette
Marie-Christine Barrette

SGA/ale

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES CLOSING OF $45.6 MILLION BOUGHT DEAL EQUITY FINANCING

CALGARY, Alberta, Canada, October 21, 2003 - Newalta Income Fund ("Newalta") (TSX – NAL.UN) announced today the closing of the previously disclosed $45.6 million equity financing involving the issue of 3,800,000 trust units from treasury for net proceeds to Newalta of $43.32 million. After completion of this issue, Newalta has 26,832,375 units outstanding. The underwriting syndicate was co-led by CIBC World Markets Inc. and Sprott Securities Inc. and included BMO Nesbitt Burns Inc. and Canaccord Capital Corporation.

The net proceeds of the offering will be used to repay outstanding indebtedness, for general corporate purposes and to fund Newalta's growth strategy through investments in its existing operations as well as acquisitions.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information please contact:

Newalta Income Fund
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

- 30 -

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces November Distribution

CALGARY, Alberta, Canada, November 17, 2003 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 10.5 cents per trust unit for the month of November, 2003 payable on December 15, 2003 to all unitholders of record on November 28, 2003. The ex-distribution date is November 26, 2003.

Based on the November 17, 2003 closing price of $14.25 per trust unit, the December distribution represents an annualized cash-on-cash yield of approximately 8.8%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWS RELEASE
For Immediate Release:

NEWALTA'S GROWTH CONTINUES IN THIRD QUARTER

CALGARY, Alberta, November 18, 2003 – Newalta Income Fund (TSX: NAL.UN) today announced unaudited financial results for the nine months ended September 30, 2003.

Newalta Income Fund is the successor organization to Newalta Corporation. Information for the three and nine months ended September 30, 2003, along with comparative information for the respective periods in 2002, is provided. Some numbers from the prior year have been restated to conform to those reported for the Fund.

Financial Highlights ($000s)

	Three Months Ended September 30 (unaudited)			Nine Months Ended September 30 (unaudited)		
	2003	2002	%Increase (Decrease)	2003	2002	%Increase (Decrease)
Revenue	41,981	30,446	38	114,934	77,431	48
Operating income before reorganization costs	12,377	7,108	74	26,890	15,031	79
Operating income	12,377	7,108	74	21,695	15,031	44
Net earnings	9,928	4,322	130	18,048	8,965	101
Net earnings per unit (cents)[1]	43.3	19.8	119	80.8	43.9	84
Diluted EPU (cents)	42.5	19.2	121	79.4	42.2	88
EBITDA[2] before reorganization costs	16,112	10,474	54	38,255	24,850	54
EBITDA	16,112	10,474	54	33,060	24,850	33
Trailing 12 month EBITDA before reorganization costs	-	-	-	47,694	32,719	46
Trailing 12 month EBITDA	-	-	-	42,499	32,719	30
Cash flow before reorganization costs[3]	15,315	9,502	61	35,774	22,300	60
Cash flow	15,315	9,502	61	30,579	22,300	37
Cash available for distribution before reorganization costs (Note 9) - $	9,996	n/a		28,360	n/a	
- per unit	0.44			1.27		
Cash available for distribution (Note 9) - $	9,996	n/a		23,184	n/a	
- per unit	0.44			1.04		
Cash distributions declared (Note 9) - $	6,530	n/a		14,506	n/a	
- per unit	0.285			0.645		
Capital expenditures, net	7,069	14,915	(53)	9,145	20,918	(56)
Weighted average units outstanding (000s)[1]	22,907	21,817	5	22,330	20,446	9
Total units outstanding (000s)[1]	23,032	21,817	6	23,032	21,817	6

[1] For comparative purposes the previously reported weighted average and total number of shares outstanding in 2002 have been converted to units on a 2:1 basis, and per unit calculations have been restated on this basis.
[2] EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

[3] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

FINANCIAL SUMMARY AND OPERATIONAL HIGHLIGHTS

Revenue for the third quarter increased 38% to $42.0 million. Operating income improved 74% to $12.4 million and EBITDA was up 54% to $16.1 million. Cash available for distribution was $10.0 million, or 44 cents per unit. During the third quarter, the Fund distributed $6.1 million, or 27 cents per unit. Operating costs declined to less than 60% of revenue; a new performance standard for the Fund. Operating income improved to 29.5% of revenue which also sets a new standard.

For the nine months ended September 30, revenue increased 48% compared to 2002. Before reorganization costs, EBITDA was up 54% and operating income increased 79%. Cash available for distribution excluding reorganization costs was $28.4 million, or $1.27 per unit (14.1 cents per month); well above the declared distributions. Revenue, EBITDA and operating income in the first nine months were higher than all of last year.

On October 21, 2003, we closed a bought deal financing of 3.8 million units @ $12.00 per unit, increasing the total units outstanding to 26.8 million. Net proceeds of approximately $43.0 million were used to eliminate our net debt.

"We entered 2003 with clear action plans to increase revenue, improve profitability and generate cash flow in excess of our committed distributions to investors," said Al Cadotte, President and Chief Executive Officer. "We have achieved our objectives for the year and our focus now is on driving improved performance in 2004."

Management's Discussion and Analysis as well as financial statements and notes to the financial statements are attached.

Management will hold a conference call on Wednesday, November 19, 2003 at 11:00 a.m. (ET) to discuss the third quarter results. To listen, please dial 1-800-814-4853 or 416-640-4127, or log onto the web cast at www.newalta.com or www.ccnmatthews.com. For those unable to listen to the live event, a rebroadcast will be available until midnight, November 26, 2003. Please dial 416-640-1917 or 1-877-289-8525 and enter the pass code21022649.

This document may contain forward-looking statements, relating to the operations or to the environment in which Newalta operates, which are based on the Fund's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Newalta Income Fund maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 of Newalta Corporation in the fiscal 2002 annual report, and the MD&A in the fiscal 2002 annual report, including the section on risks and uncertainties.

ACHIEVEMENTS

We have made excellent progress on all of our objectives in 2003. The conversion to an Income Fund on March 1 has been successful and the unit price has increased steadily. An extensive cost reduction and price improvement program was completed, a strategic alliance was established and we completed the acquisition of our first oilfield satellite facility. We set new performance records every quarter as revenue grew and profitability was enhanced. Based on the new standards of financial performance of the Fund, distributions were increased in September from $0.09 per unit per month to $0.105 per unit per month. We also completed a bought deal financing in October with net proceeds of approximately $43.0 million to eliminate our net debt.

We have established clear plans to grow our existing business and acquire complementary businesses. We have the opportunities, experienced management and the financial capacity to capitalize on opportunities to maintain the momentum that we have established. We are confident that the action we are taking will further enhance performance of the Fund and continue to increase returns to our investors in 2004 and beyond.

ιESULTS OF OPERATIONS – THREE MONTHS ENDED SEPTEMBER 30, 2003

For the three months ended September 30, 2003, Newalta Income Fund (the "Fund") increased revenue 38% to $42.0 million, from $30.4 million in the third quarter of 2002. Operating income improved 74% to $12.4 million, while cash flow improved by $5.8 million, or 61%, to $15.3 million. The third quarter's performance was driven by management initiatives to maximize price, reduce costs, and enhance efficiencies, as well as was strong market demand in both the Oilfield and Industrial divisions. Net earnings increased $5.6 million, or 130%, to $9.9 million compared with $4.3 million in 2002.

General and administrative costs increased $0.3 million to $0.8 million, principally as a result of increases in bonus accruals.

Interest expense of $0.6 million was slightly less than 2002 primarily due to reduced interest expense resulting from the conversion of debentures.

The increase in depreciation to $3.1 million from $2.7 million in 2002 was attributable to 2002 and 2003 capital investments.

Income tax expense recognizes the future liability arising from the difference between taxable and accounting income. The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the period substantially all the Fund's income was allocated to shareholders. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

Diluted earnings per unit increased over 120% to 42.5 cents per unit from 19.2 cents in 2002[1]. Distributable cash totaled $10.0 million, of which approximately $6.1 million (27 cents per unit) was distributed to unitholders.

RESULTS OF OPERATIONS – NINE MONTHS ENDED SEPTEMBER 30, 2003

For the nine months ended September 30, 2003 revenue improved 48% and operating income before reorganization costs increased 79%. Including the reorganization costs incurred earlier in the year, operating income improved 44% to $21.7 million and net arnings improved 101% to $18.0 million. Reorganization costs were $5.2 million or $0.23 per unit. Cash flow before reorganization ,osts increased 60% to $35.8 million for the nine months, and including reorganization costs increased $8.3 million, or 37%, to $30.6 million. Cash available for distribution, excluding reorganization costs, was $28.4 million ($1.27 per unit). Cash available for

distribution, after reorganization costs, was $23.2 million ($1.04 per unit). Excluding reorganization costs, trailing 12 month EBITDA[2] improved by 46% to $47.7 million. After reorganization costs, diluted earnings per unit were 79.4 cents compared with 42.2 cents per unit[2] in 2002. The record performance for the nine months ended September 30, 2003 can be attributed to strong demand for the Fund's services and products and to operating efficiencies. Further reasons for the improvement in performance are outlined in the results of operations for the three months ended September 30, 2003.

General and administrative expenses were $2.4 million compared to $1.5 million in 2002. The increase in expenses relates to a non-cash accrual of $0.3 million for the stock appreciation rights expense (2002-nil), plus additional bonus and insurance costs.

Interest expense is approximately $0.2 million higher than last year due to the interest incurred on the debentures issued for asset acquisitions last year. As at September 30, 2003 all the remaining debentures have been converted to units.

Depreciation expense of $9.1 million was 8% of revenue compared to $7.7 million or 10% of revenue in 2002. The increase in depreciation expense reflects the 2002 capital program and is mainly attributable to the acquisition of assets from Mohawk Lubricants Ltd.

The reorganization costs incurred during the nine month period relate to restructuring the Corporation into an income fund.

SEGMENTED PERFORMANCE

Oilfield

The Oilfield segment ("Oilfield") recovers and resells crude oil from oilfield wastes. Oilfield accounts for approximately 63% of the Fund's total assets and 65% of the Fund's revenues. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 83% of Oilfield revenues come from wastes generated from oil and gas production. Revenue in Oilfield varies with oilfield activity and commodity prices.

During the three months ended September 30, 2003 Oilfield recovered a total of 289,000 barrels of crude oil, of which 76,000 barrels were for the Fund's account and sold at an average price of $36.13 per barrel. Comparable recoveries in third quarter of 2002 were 291,000 barrels including 65,000 barrels for the Fund's account, at an average price of $39.24 per barrel. Revenue for the three months from Oilfield increased 44% to $28.7 million and segment margin improved 68% to $13.7 million. The record Oilfield performance resulted primarily from management initiatives and strong oilfield activity, which more than compensated for the 8% reduction in average price received per barrel of oil recovered and sold. The 62% drilling rig utilization rate for the quarter was above the 5 year average of 48% and last year's average of 41%.

For the nine months ended September 30, 2003 business fundamentals remained strong with above average drilling and strong market demand. During the nine months Oilfield recovered a total of 878,000 barrels of crude oil, of which 207,000 barrels were sold for the Fund's account at an average price of $39.01 per barrel. For the first nine months of 2002 oil recoveries totalled 800,000 barrels including 175,000 barrels for the Fund's account, at an average price of $34.88 per barrel. Revenue for the nine months increased 40% to $74.8 million, and margin improved 67% to $32.7 million.

---

[1]Per unit calculations for 2002, prior to the reorganization into the Fund, are calculated as if the weighted average number of shares at the time had been converted to units on a 2:1 basis, and have been retroactively restated.

[2]EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

For the three months ended September 30, 2003 capital spending totaled $6.2 million ($3.1 million in 2002) of which $2.5 million was a non-cash equity issue. Capital expenditures for the nine months were $8.7 million ($6.2 million cash) compared to $5.5 million last year. On July 1, 2003, the Fund purchased a satellite oilfield facility in southwest Saskatchewan for $3.2 million.

The outlook for Oilfield remains positive for the balance of the year. Continuing strong oilfield activity combined with strategic initiatives to improve profitability should continue to deliver record performance.

Industrial

The Industrial segment ("Industrial") collects automotive and industrial wastes and waste lubricating oil in western Canada, which are then processed into resalable products. Industrial accounts for approximately 34% of the Fund's total assets and generates approximately 35% of the Fund's total revenue. Industrial produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil, and drilling oil. This year approximately 57% of Industrial revenue comes from product sales with the balance derived from collection fees (compared to 47% product sales in 2002). This increase in product sales is attributed to the business acquired from Mohawk in 2002.

For the three months ended September 30, 2003 Industrial revenue increased 27%, to $13.3 million, and margin improved 28%. During the quarter Industrial collected 13.9 million liters of waste oil, compared to 14.9 million litres collected in 2002. Collection revenue increased 25% to $5.9 million for the quarter.

For the nine months ended September 30, 2003 revenue improved 68% to $40.1 million, and margin increased 57%. For the nine months Industrial collected 39.9 million liters of waste oil compared to 34.4 million liters in 2002.

Capital expenditures for the three months ended September 30, 2003 were $0.4 million compared with $11.3 million in 2002. Year to ate capital spending was $1.4 million ($14.2 million in 2002). Capital spending in 2002 included $10.3 million spent to acquire the Mohawk assets.

Collection activity and product sales are expected to continue at a high level for the remainder of 2003. Price increases and cost reduction initiatives previously initiated are positively impacting operating results. For the remainder of the year Industrial will focus on developing product markets, increasing collection activities in the waste water market and the centrifugation of sludges.

CAPITAL EXPENDITURES

Capital expenditures on a cash basis for the three months ending September 30, 2003, net of proceeds of disposition, were $4.6 million, compared with $8.9 million in 2002. Total capital additions, for the quarter, were $7.1 million compared to $14.9 million in 2002. Included in the 2003 spending is $3.2 million for a satellite oilfield facility. Year to date net capital spending was $9.1 million inclusive of the $1.5 million of proceeds from the sale of assets as compared to net capital spending of $20.9 million in 2002. For the nine months growth capital spending totaled approximately $2.0 million, the acquisition cost $3.2 million, and the balance of capital spending, $5.4 million related to sustenance capital. Total sustenance capital expenditures for 2003 are estimated to be approximately $7.0 million. Total growth capital expenditures for 2003, excluding acquisitions, are estimated to be approximately $5.0 million.

LIQUIDITY AND FINANCIAL RESOURCES

At September 30, 2003, long-term debt (including the current portion) was $39.3 million or approximately 0.9 times trailing 12 month EBITDA, compared with $50.1 million, or 1.5 times trailing 12 month EBITDA a year ago. During the first quarter of 2003, management negotiated a new credit facility with two Canadian chartered banks. The new facility provides for a total of $65.0 million in loan capacity, with equal quarterly payments of $0.75 million. As at September 30, 2003, the $25 million operating line was unutilized, the $25.0 million extendable term facility was fully drawn, and the five year term facility had $14.3 million outstanding.

On September 30, 2003 the Fund announced that it had entered into a bought deal to raise $45.6 million of equity through the issuance of 3.8 million units, at $12.00 per unit. On October 21, 2003 the financing closed with net proceeds to the Fund of approximately $43.0 million. The proceeds of the offering will be used to repay the $25.0 million extendable term facility, general corporate urposes and to fund Newalta's growth through investments in existing operations as well as acquisitions.

UNITHOLDERS' CAPITAL

During the first quarter, under a Plan of Arrangement, the Fund issued 21.8 million units and 0.3 million Exchange Rights in exchange for all of the common shares and options of Newalta Corporation. In March 2003, holders of 0.2 million Exchange Rights exercised resulting in an additional issuance of 0.2 million units. During the year the holders of the $6.0 million of debentures converted their debentures to 750,000 units in the Fund. On July 1, 2003, 250,000 units ($2.5 million) were issued to acquire a satellite Oilfield facility. Outstanding units at the end of the quarter totaled 23.0 million units.

QUARTERLY COMPARISON ($000'S)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
Revenue	41,981	30,446	114,934	77,431
Net earnings	9,928	4,322	18,048	8,965
Net earnings per unit (cents)	43.3	19.8	80.8	43.9
Diluted net earnings per unit (cents)	42.5	19.2	79.4	42.2

RISKS AND UNCERTAINTIES

This report contains forward-looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Fund's business and results of operations. There are a number of factors that could cause actual results to differ materially from those indicated. Operational risks include:

- The business of the Fund is affected by fluctuations in the level of activity in the oil and natural gas industry, which, in turn, is directly affected by changes in world energy prices.
- Fluctuations in commodity prices also affect the value of the crude oil the Fund recovers and resells. In the first nine months of the year oil sales accounted for 12% of total revenue in both 2003 and 2002.
- The waste management industry is highly regulated, and the Fund's business is affected by government legislation.
- The Fund's business is also affected by seasonality and by competition, which varies by location and by type of service.

The Fund currently has no swaps, hedges, nor derivatives in place. Financial risk is limited to the Fund's exposure to fluctuations in interest rates, and to the normal business risk incurred with trade accounts receivable. In the three months ending September 30, 2003, a 1% change in interest rates would have increased/decreased operating income by $0.1 million. Some sales are to customers based in the United States and as a result the Fund is exposed to the risk of currency exchange rate changes. Both exchange rate and trade receivables risk are minimized through the Fund's credit granting and receivables collection processes.

Newalta Income Fund

Consolidated Balance Sheets

($000s)

	September 30, 2003	December 31, 2002
	Unaudited	Audited
Assets		
Current assets		
Cash (Note 12)	**489**	-
Accounts receivable	**33,251**	27,924
Inventory	**7,504**	7,923
Prepaid expenses	**1,918**	730
	43,162	36,577
Capital assets and intangibles	**208,188**	207,642
Goodwill	**10,782**	10,782
Deferred costs	**839**	811
	262,971	255,812
Liabilities		
Current liabilities		
Bank indebtedness	-	759
Accounts payable	**17,968**	17,626
Distribution payable	**2,418**	
Current portion of long-term debt (Note 3)	**3,003**	2,339
Current portion of debentures	-	6,000
	23,389	26,724
Long-term debt (Notes 3 and 12)	**36,250**	38,751
Debentures	-	3,000
Future income taxes	**35,271**	32,024
Site restoration	**3,052**	2,732
	97,962	103,231
Unitholders' Equity		
Unitholders' capital (Notes 4 and 12)	**106,709**	98,269
Contributed surplus	**446**	-
Accumulated earnings (Note 2)	**72,360**	54,312
Accumulated cash distributions (Notes 9 and 10)	**(14,506)**	-
	165,009	152,581
	262,971	255,812

Newalta Income Fund

Consolidated Statements of Income and Accumulated Earnings
For the periods ended September 30
($000s) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
Revenue	**41,981**	30,446	**114,934**	77,431
Expenses				
Operating	**25,081**	19,468	**74,439**	51,101
General and administrative	**787**	504	**2,381**	1,513
Interest (Note 3)	**648**	691	**2,239**	2,057
Depreciation and site remediation	**3,087**	2,675	**9,126**	7,762
(Gain) on disposal of fixed assets	**1**		**(141)**	(33)
Reorganization (Note 2)			**5,195**	
Operating income	**12,377**	7,108	**21,695**	15,031
Provisions for income taxes				
Current	**150**	148	**400**	448
Future (Note 7)	**2,299**	2,638	**3,247**	5,618
Net earnings	**9,928**	4,322	**18,048**	8,965
Accumulated earnings, beginning of period	**62,432**	46,538	**54,312**	44,282
Goodwill write-down, net of tax				(2,232)
Stock appreciation rights				(155)
Accumulated earnings, end of period	**72,360**	50,860	**72,360**	50,860
Net earnings per unit (cents) (Notes 2 and 6)	**43.3**	19.8	**80.8**	43.9
Diluted net earnings per unit (cents) (Notes 2 and 6)	**42.5**	19.2	**79.4**	42.2

Newalta Income Fund

Consolidated Statements of Cash Flows
For the periods ended September 30
($000s) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	9,928	4,322	18,048	8,965
Items not requiring cash				
Depreciation and site remediation	3,087	2,675	9,126	7,762
Future income taxes	2,299	2,638	3,247	5,618
Stock compensation expense	-	(133)	318	(12)
(Gain) on disposal of fixed assets	1		(141)	(33)
Reorganization	-		(19)	
Cash flow from operations	15,315	9,502	30,579	22,300
Decrease (increase) in working capital	(3,050)	(2,435)	(3,189)	(4,753)
	12,265	7,067	27,390	17,547
ıvesting activities				
Additions to capital assets	(4,569)	(8,915)	(8,161)	(15,132)
Net proceeds on sale of capital assets	-	-	1,516	214
Deferred costs	(22)	(221)	(29)	(528)
Site restoration	(34)		(64)	52
	(4,625)	(9,136)	(6,738)	(15,394)
Financing activities				
Issuance of units	-		(61)	28,071
Decrease in long-term debt and debentures	(751)	2,069	(4,837)	(19,850)
Distribution to unitholders	(6,128)		(12,088)	
(Increase) in accrued distributions	(401)		(2,418)	
	(7,280)	2,069	(19,404)	8,221
Net cash inflow	360	-	1,248	10,374
Cash (bank indebtedness), beginning of period	129		(759)	(10,374)
Cash, end of period	489	-	489	-

Supplementary information:

Interest paid	709	639	2,358	2,032
Income taxes paid	178	222	413	540

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Nine Months ended September 30, 2003 and 2002
($000s) (Unaudited)

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through 35 integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1. Summary of Significant Accounting Policies

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of Newalta on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of Newalta and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its subsidiaries. For reporting purposes the Fund is considered the continuing entity of Newalta.

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements contain disclosures, which are supplemental to the Fund's annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2002 as contained in the Annual Report for fiscal 2002.

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the third quarter of 2003, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated result of its operations and cash flows for the periods ended September 30, 2003 and 2002.

2. Reorganization

On February 24, 2003, the shareholders and option holders of Newalta approved a Plan of Arrangement under section 193 of the *Business Corporations Act* (Alberta). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unitholders. The Plan of Arrangement was effected on March 1, 2003.

Under the Plan of Arrangement the Fund issued units in exchange for all of the shares of Newalta on a 1:2 basis. Prior to the exchange, Newalta had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,810,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $5,195 (excluding $596 recorded in 2002).

Effective March 1, 2003, the Fund established a *Trust Unit Rights Incentive Plan* (the "Rights Incentive Plan") to replace the stock option plan of Newalta. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan are valued using the intrinsic value method at the time of issuance. The expense thus calculated is described in note 5. Rights are valued as options using a Black-Scholes option pricing model. Prior to March 1, 2003, Newalta had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had been neither valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly an expense was recognized in each period based on the gain in the underlying value of the common shares of Newalta. For the first two months of 2003, prior to reorganization into the Fund, Newalta expensed $318 in stock appreciation rights expense. In the third quarter of 2002, Newalta recognized $133 as a recovery of the stock appreciation rights expense, and for the period ending September 30, 2002, Newalta recognized a recovery of $12.

3. Debt

(a) **Credit facility**

On February 20, 2003, the Fund entered into an agreement for a new credit facility with a syndicate arranged by two Canadian chartered banks. The credit facility provides for a total of $65,000 comprised of a $25,000 extendable term facility, a $15,000 reducing 5-year term facility, and a $25,000 operating facility. The credit facility is secured principally by a general security agreement over the Fund's assets. Subject to certain conditions the term facilities charge interest at prime plus 0.5% or at Bankers Acceptance base plus 2.0%, at the Fund's option. The operating facility charges interest at prime or at Bankers Acceptance base plus 1.5%, also at the Fund's option. At September 30, 2003, the Fund had utilized $39,250 of the term facilities and the operating facility was unutilized. Principal repayments are $750 per quarter, commencing July 1, 2003.

(b) **Debentures**

On February 28, 2003, $3,000 of 8% debentures were redeemed by Newalta in exchange for cash. During the nine months $6,000 of 9.5% debentures were converted into 750,000 units of which $3,000 was converted during the third quarter. There are no debentures outstanding as at September 30, 2003.

4. Unitholders' capital

Pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights granted pursuant to the Plan of Arrangement.

During the third quarter of 2003, $3,000 of debentures were converted into 375,000 units. Also during the third quarter the Fund purchased certain assets for 250,000 units plus $700. An additional 1,000 units were exercised during the quarter under the Rights Incentive Plan.

	Units/Shares	Amount
Shares issued as at December 31, 2002 (000s)	43,634	$98,269
Shares cancelled under the plan of arrangement	(43,634)	(98,269)
Units issued under the plan of arrangement	21,817	98,269
Non-board lot repurchased	(7)	(62)
Rights exercised	222	2
Units issued in exchange for debentures	750	6,000
Units issues on asset purchase	250	2,500
Units outstanding as at September 30, 2003	23,032	$106,709

The Fund declared a monthly distribution of $0.09 per unit for each of the months of March through August, inclusive. In September, the monthly distribution was increased to $0.105 per unit. A total of $0.645 per unit, or approximately $14,500 has been distributed to unitholders as of October 15, 2003.

5. Trust Unit Rights Incentive Plan

On February 24, 2003, the Shareholders of Newalta approved the Rights Incentive Plan. On March 1, 2003, the Fund granted 1,042,500 Rights under the plan to certain executives, trustees, and employees. The Rights vest 20% annually from March 1, 2004 until March 1, 2008 and are exercisable at market value at the time of the grant, $9.30 per unit. In addition, pursuant to the Plan of Arrangement, the outstanding stock options as of March 1, 2003 were exchanged for Exchange Rights that are exercisable for units at $0.01 per unit. 218,000 Exchange Rights were exercised during March 2003, another 2,800 were exercised in June 2003, and a further 1,000 were exercised during September 2003. The remaining 85,200 vest at various dates over the next three years. On May 22, 2003 the Fund granted 275,000 Rights to certain directors, officers, and managers of Newalta Corporation.

The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The market value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.

The Fund accounts for Rights granted pursuant to the Rights plan using intrinsic values. On this basis compensation costs are not required to be recognized in the financial statements for Rights granted at market value. Had compensation costs for the Fund's Rights Plan been determined based on the fair value methodology at the date of the grant, the Fund's pro-forma net earnings for the nine months ended September 30, 2003 would have been reduced by $968 and net earnings per unit would have been 78 cents. There was no impact in the third quarter. The fair market value of the March 1, 2003 Rights was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The May 22, 2003 Rights were issued at the market price of $9.08 per unit, and valued on the date of issuance using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.6%; yield of 11.9%; expected life of seven years; and expected volatility of 16.8%. Had these compensation costs been recognized in the Fund's expenses, the operating income for the nine months ended September 30, 2003 would have been reduced by $13. There was no impact in the third quarter.

6. **Net Earnings per unit**

Basic per unit calculations for the period ending September 30, 2003 were based on the weighted average number of units outstanding for the quarter. Diluted net earnings included the potential dilution of the outstanding rights and the convertible debentures. The prior year's per share calculations and number of shares have been retroactively restated to reflect the 2 for 1 conversion of shares into units effective March 1, 2003.

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
Weighted average number of units	**22,907**	21,817	**22,330**	20,446
Net additional units if rights exercised	**372**	67	**242**	128
Additional units if debentures converted	**125**	1,011	**486**	1,011
Diluted weighted average number of units	**23,404**	22,895	**23,040**	21,585

7. **Future Income Taxes**

During the second quarter the Alberta government reduced the corporate tax rate and in the second quarter the Fund accordingly accounted for the recovery of future income tax due to the change in tax rates.

8. **Comparative Figures**

Certain of the prior year's and prior quarter's comparative figures have been reclassified to conform to the current period's presentation.

9. **Reconciliation of Unitholder Distributions Declared and Paid**

	Three Months Ended September 30	Nine Months Ended September 30
	2003	2003
Cash flow from operations before reorganization costs	$ **15,315**	$ **35,755**
Capital expenditures	**(4,569)**	**(8,161)**
Proceeds from fixed asset sales		**1,516**
Debt repayment	**(750)**	**(750)**
Cash available for distribution before reorganization costs	**9,996**	**28,360**
Reorganization costs	**-**	**(5,176)**
Cash available for distribution	$ **9,996**	$ **23,184**
Unitholder distributions declared - $	**6,530**	**14,506**
- per unit	**0.285**	**0.645**
Unitholder distributions paid - $	**6,128**	**12,088**
- per unit	**0.27**	**0.54**

10. Reconciliation of Accumulated Unitholder Distributions

Balance, December 31, 2002	$	-
Unitholder distributions declared and paid		(12,088)
Unitholder distributions declared		(2,418)
Balance, September 30, 2003	$	(14,506)

11. Acquisition

Effective July 1, 2003, the Fund acquired a satellite oilfield facility located in southwest Saskatchewan. The purchase price of $3,200 was funded by $700 of cash plus the issuance of 250,000 units valued at $10.00 per unit. The value of the consideration given and the assets received are:

Units issued	$	2,500
Cash		712
Total consideration		3,212
Plant & equipment		2,912
Intangibles		300
Total	$	3,212

12. Subsequent event

On September 30, 2003, the Fund announced that it had entered into an agreement with an underwriting syndicate to raise $45.6 million through the issuance of units of the Fund. On October 21, 2003, the Fund issued 3.8 million units at $12.00 each for gross proceeds of $45.6 million and net proceeds of approximately $43.0 million.

13. Segmented Information

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

For the three months ended September 30 ($000's)

2003	Oilfield	Industrial	Inter-segment	Corporate, Unallocated	Consolidated Total
External revenue	28,682	13,299			41,981
Inter segment revenue[4]	4	29	(33)		-
Operating expense	11,643	9,458	(33)		21,068
Indirect operating expense[5]	1,482	478		2,054[6]	4,014
Depreciation & site remediation	1,819	1,070		198	3,087
Net margin	13,742	2,322		(2,252)	13,812
General and administrative				787	787
Interest expense				648	648
Reorganization costs				-	-
Operating income	13,742	2,322		(3,687)	12,377
Capital expenditures	6,118	488		463	7,069
Goodwill	10,782				10,782
Total assets	165,405	89,357		8,209	262,971

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	19,974	10,472			30,446
Inter segment revenue[4]	118	19	(137)		-
Operating expense	9,088	7,255	(137)		16,206
Indirect operating expense[5]	1,057	682		1,523[6]	3,262
Depreciation & site remediation	1,765	738		172	2,675
Net margin	8,182	1,816		(1,695)	8,303
General and administrative				504	504
Interest expense				691	691
Operating income	8,182	1,816		(2,890)	7,108
Capital expenditures	3,029	11,341		545	14,915
Goodwill	10,782				10,782
Total assets	150,834	93,093		10,023	253,950

[4] Inter-segment revenues are recorded at market, less the costs of serving external customers.
[5] Indirect operating expenses are defined as the allocated general management costs for the reporting unit.
[6] Management does not allocate certain indirect operating, general & administrative, taxes, and interest costs in the segment analysis.

For the nine months ended September 30 ($000's)

2003	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	74,805	40,129			114,934
Inter segment revenue[4]	48	95	(143)		-
Operating expense	32,991	30,288	(143)		63,136
Indirect operating expense[5]	3,879	1,812		5,612[6]	11,303
Depreciation & site remediation	5,274	3,126		585	8,985
Net margin	32,709	4,998		(6,197)	31,510
General and administrative				2,381	2,381
Interest expense				2,239	2,239
Reorganization costs				5,195	5,195
Operating income	32,709	4,998		(16,012)	21,695
Capital expenditures	8,615	1,445		601	10,661
Goodwill	10,782				10,782
Total assets	165,405	89,357		8,209	262,971

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	53,524	23,907			77,431
Inter segment revenue[4]	239	147	(386)		-
Operating expense	25,963	17,107	(386)		42,684
Indirect operating expense[5]	3,071	1,630		3,716[6]	8,417
Depreciation & site remediation	5,136	2,130		463	7,729
Net margin	19,593	3,187		(4,179)	18,601
General and administrative				1,513	1,513
Interest expense				2,057	2,057
Operating income	19,593	3,187		(7,749)	15,031
Capital expenditures	5,516	14,197		1,419	21,132
Goodwill	10,782				10,782
Total assets	150,834	93,093		10,023	253,950

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces Closing of Acquisition

CALGARY, Alberta, Canada, December 1, 2003 - Newalta Income Fund ("Newalta") today announces the closing of the acquisition of the Hazmat Transportation Services and Waste Logistics assets from ECL Environmental Services Ltd. for $5.2 million cash. Operating out of four facilities in Calgary, Red Deer, Edmonton and Fox Creek, Alberta, the acquired businesses employ 45 people and generate annual revenue of approximately $10 million. The Calgary and Edmonton operations will be integrated into Newalta's existing facilities.

The Hazmat operations include a fleet of 18 vacuum units based in Edmonton, Calgary and Red Deer and are involved in the transportation of industrial sludges and waste waters. Newalta is currently expanding its sludge processing capabilities and the Hazmat vacuum units will extend Newalta's existing service offering.

The Waste Logistics operations involve over 1100 bins for solid waste and contaminated soils generated in the oil and gas industry. These operations will expand Newalta's existing lugger bin service operations in these markets. Waste Logistics is also involved in waste brokerage and on-site waste management, hazardous waste transportation and site remediation. These represent opportunities for Newalta to further utilize its network to expand services to existing customers.

"This is an excellent acquisition for Newalta with services complementary to our existing operations, and we expect strong returns on our investment in 2004," said Al Cadotte, President and Chief Executive Officer of Newalta Income Fund.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces December Distribution

CALGARY, Alberta, Canada, December 16, 2003 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 10.5 cents per trust unit for the month of December, 2003 payable on January 15, 2004 to all unitholders of record on December 31, 2003. The ex-distribution date is December 29, 2003.

Based on the December 15, 2003 closing price of $15.92 per trust unit, the December distribution represents an annualized cash-on-cash yield of approximately 7.9%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces 2004 Capital Investment Plans

CALGARY, Alberta, Canada, January 8, 2004 - Newalta Income Fund ("Newalta") today announces its planned capital investment program for 2004. Maintenance capital expenditures are budgeted at $8.0 million for the year. The Fund also plans to invest up to $20 million in a wide range of growth and productivity improvement projects. In addition to the $20 million in growth capital, the Fund will continue to aggressively pursue acquisition opportunities which will further enhance returns to investors.

"Our 2004 Capital Program is targeted at very attractive investment opportunities in our existing operations and the execution of the projects is well underway," said Al Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces Satellite Acquisition

CALGARY, Alberta, Canada, January 8, 2004 - Newalta Income Fund ("Newalta") today announces that effective January 1, 2004, it has closed the acquisition of an oilfield satellite facility near Drumheller, Alberta. The acquisition is consistent with the Fund's strategy to acquire and develop satellite operations to increase geographic coverage.

"We are pursuing a number of additional acquisition candidates that can be completed at responsible prices to further enhance returns to our investors," said Ron Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces January Distribution

CALGARY, Alberta, Canada, January 16, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 10.5 cents per trust unit for the month of January, 2004 payable on February 16, 2004 to all unitholders of record on January 30, 2004. The ex-distribution date is January 28, 2004.

Based on the January 15, 2004 closing price of $16.65 per trust unit, the January distribution represents an annualized cash-on-cash yield of approximately 7.6%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces February Distribution

CALGARY, Alberta, Canada, February 18, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 10.5 cents per trust unit for the month of February, 2004 payable on March 15, 2004 to all unitholders of record on February 27, 2004. The ex-distribution date is February 25, 2004.

Based on the February 17, 2004 closing price of $17.92 per trust unit, the February distribution represents an annualized cash-on-cash yield of approximately 7.0%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 36 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces Satellite Acquisition

CALGARY, Alberta, Canada, March 1, 2004 - Newalta Income Fund ("Newalta") announces that it has closed today the acquisition of an oilfield satellite facility near Redwater, Alberta. The acquisition includes oil production with development potential. The acquisition is consistent with the Fund's strategy to acquire and develop satellite operations to increase geographic coverage.

"We are pursuing additional acquisition opportunities which complement our existing business and which can be completed at responsible prices," said Ron Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 37 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:

NEWALTA POISED FOR CONTINUED STRONG GROWTH

CALGARY, Alberta, March 17, 2004 – Newalta Income Fund (TSX: NAL.UN) today announced consolidated financial results for the three months and the year ended December 31, 2003.

Newalta Income Fund is the successor organization to Newalta Corporation. Information for the three months and year ended December 31, 2003, along with comparative information for the respective periods in 2002, is provided. Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

Financial Results and Highlights ($000s)

	Three Months Ended December 31 (unaudited)			Year Ended December 31 (audited)		
	2003	**2002**	**%Increase (Decrease)**	**2003**	**2002**	**%Increase (Decrease)**
Revenue	40,098	34,235	17	155,032	111,666	39
Operating income before reorganization costs	9,533	6,412	49	36,423	21,443	70
Operating income	9,533	5,816	64	31,228	20,847	50
Net earnings	8,763	3,452	154	26,811	12,417	116
Net earnings per unit ($)[1]	0.34	0.16	113	1.14	0.60	90
Diluted net earnings per unit ($)	0.33	0.15	120	1.12	0.59	90
EBITDA[2] excluding reorganization costs	13,039	10,040	30	51,294	34,890	47
EBITDA	13,039	9,444	38	46,099	34,294	34
Cash flow excluding reorganization costs[3]	13,011	9,203	41	48,804	31,503	55
Cash flow[3]	13,011	8,607	51	43,590	30,907	41
- per unit	.50	.39	28	1.86	1.49	25
Maintenance capital expenditures	1,626	3,398	(52)	7,354	9,156	(20)
Principal repayments	750	n/a	-	1,500	n/a	
Cash available for growth and distributions excluding reorganization costs (Note 13) - $	10,388	n/a		41,126	n/a	
- per unit	0.40			1.75		
Cash available for growth and distributions - $	10,388	n/a		35,950	n/a	
(Note 13) - per unit	0.40			1.53		
Cash distributions declared - $	8,453	n/a		22,958	n/a	
(Note 13) - per unit	0.315			0.96		
Growth and acquisition capital expenditures	10,669	4,234	152	15,602	19,608	(20)
Weighted average units outstanding (000s)[1]	25,966	21,817	19	23,456	20,788	13
Total units outstanding (000s)[1]	26,836	21,817	23	26,836	21,817	23

[1] For comparative purposes the previously reported weighted average and total number of shares outstanding in 2002 have been converted to units on a 2:1 basis, and per unit calculations have been restated on this basis.
[2] EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other funds or companies.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on operating cash flow before changes in non-cash working capital.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Revenue in 2003 of $155.0 million was 39% higher than 2002. Fourth quarter revenue of $40.1 million was 17% higher than 2002.

- Oilfield revenue in 2003 was $102.3 million, an increase of 38% from 2002. Fourth quarter revenue of $27.5 million was 33% higher than 2002. The increase in revenue resulted from pricing initiatives, expansion of our service offerings, 2002 growth capital, high commodity prices and market demand, and above average drilling activity. Oilfield continues to focus on internal growth projects, as well as acquisition of satellite facilities and complementary businesses.

- Industrial revenue in 2003 increased 41% to $52.8 million. Approximately 80% of the increase resulted from the full year's impact of the Mohawk acquisition, with the balance coming from growth in the existing business and the Hazmat acquisition. Revenue in the fourth quarter was down slightly due to lower than expected product sales related to the scheduled shut down of the three processing plants for maintenance. The acquisition of Hazmat Transportation Services and Waste Logistics in December 2003 generated revenue of approximately $0.5 million. Management initiatives continue to focus on expanding on-site services and the collection and processing of hydrocarbon sludges and wastewater, as well as the acquisition of complementary businesses.

- Operating costs for 2003 as a percent of revenue decreased to 58.0% as compared to 59.4% in 2002. For the quarter, operating costs were 56.5% of revenue as compared to 61.8% in 2002. The reduction in operating costs resulted from several management initiatives to reduce costs and improve productivity. In prior years certain indirect operating overheads were included in operating costs. Effective the fourth quarter and year ended December 31, 2003, these costs have been reclassified to selling, general and administrative costs and the comparative figures reclassified.

- Operating income for the year, excluding for reorganization costs, improved 70% to $36.4 million (23.5% of revenue) from $21.4 million (19.2%) in 2002. Operating income for the quarter improved 64% to $9.5 million.

- Cash flow, excluding reorganization costs, increased 55% to 48.8 million for the year and 41% to $13.0 million for the quarter. Cash available for growth and distribution, excluding reorganization costs, was $41.1 million ($1.75 per unit) for the year and $10.4 million (40 cents per unit) for the quarter. Distributions of 96 cents were declared in 2003 of which 31.5 cents per unit relates to the fourth quarter. Newalta Corporation converted to an income fund on March 1, 2003 and declared initial monthly distributions of 9 cents. Monthly distributions were increased to 10.5 cents in September 2003 and were increased again for March 2004 to 12.5 cents. This represents a 39% increase in distributions since the Fund was created one year ago.

- Net earnings for the year were 116% higher and net earnings for the quarter were 154% higher than 2002. Diluted earnings per unit for the year were $1.12 or 90% improvement over 2002. Diluted earnings per unit for the quarter improved 120% to $0.33.

- Selling, general and administrative costs of $13.9 million were 9.0% of revenue in 2003 as compared to $10.5 million, or 9.4% of revenue, in 2002. The increase is primarily attributable to increased bonuses ($0.8 million), non-cash stock based compensation expense ($0.8 million) and additional staff ($1.2 million) to handle the growth of the business. Management's goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less.

- Depreciation and site remediation for 2003 increased $1.6 million to $12.2 million (7.9% of revenue) from $10.6 million (9.5% of revenue) in 2002. The increase reflects the 2003 capital program and the full year's impact of the Mohawk acquisition in September 2002.

- Interest expense is lower in 2003 because of lower debt levels mainly as a result of the October 2003 equity issue.

- Reorganization costs, which totaled $5.8 million ($5.0 million after tax or 21 cents/unit) for 2002 and 2003, reflect the costs of the conversion of the Corporation into an income fund.

- During 2003, the Fund anticipated capital spending of $11.5 million, excluding acquisitions, which was split $7.5 million for maintenance capital and $4.0 million for growth. Actual capital spending for 2003 was $7.4 million on maintenance and $4.1 million on growth. As a result of the equity issue in October 2003, approximately $3.0 million of growth capital was accelerated and spent in the fourth quarter. Acquisition spending for the year totaled $8.5 million, the majority of which was spent in December 2003 and had little impact on 2003 performance.

- The financial performance for 2003 combined with our disciplined approach to investing capital set new standard for returns on investment and capital. EBITDA, excluding reorganization costs, as a percent of average fixed assets, including goodwill, increased to 22.9% from 16.5% in 2002. Return on capital, excluding reorganizational costs, more than doubled to 16.2% from 7.7% in 2002.

- Our 2003 financial performance combined with the October 2003 equity issue, which netted proceeds of $43 million, resulted in net debt at December 31, 2003 of $1.0 million and net working capital of $21.6 million. Our balance sheet is very strong, with substantial unutilized debt capacity.

2003 SUMMARY

Management entered 2003 with clear priorities:

- To increase distributions;
- To improve profitability;
- To expand the existing business;
- To complete accretive acquisitions in the existing business;
- To continue the development of accretive acquisition opportunities in eastern Canada.

2003 ACHIEVEMENTS

The cash flow available for growth and distributions generated in 2003 exceeded our declared distributions since March 1, 2003. In 2003, we completed a number of initiatives to increase revenue, reduce costs and improve productivity. We established strategic alliances with industry partners and suppliers and expanded our on-site centrifuge program. We completed the acquisition of our first oilfield satellite facility in July and acquired an industrial waste transportation and on-site services business in December. We set new performance standards every quarter as revenue grew and profitability was enhanced. Based on these new performance standards, monthly distributions were increased in September from 9 cents to 10.5 cents per unit. We also completed a bought deal financing in October for net proceeds of $43 million, which reduced our net debt. In the fall, we accelerated our 2004 capital program. We also continued to develop acquisition opportunities in western Canada as well as eastern Canada.

OUTLOOK FOR 2004

The broad range of productivity, price and costs initiatives that we completed in 2003 will continue to contribute to our performance in 2004. We have committed $20 million in growth capital to expand and improve our operations. These investments are well underway and will begin to contribute to bottom line results in the second half of 2004.

We executed acquisitions in December 2003 and January and February 2004 at responsible prices and where Newalta can add value. We are pursuing several other very attractive opportunities and we expect to maintain high activity throughout 2004.

Lastly, our long-term vision remains to establish Newalta as the clear national industry leader with operations coast to coast.

We delivered on all our commitments in 2003 by remaining very disciplined and focused. We are making excellent progress on our 2004 objectives.

Financial statements and notes to the financial statements are attached.

Management will hold a conference call on Thursday, March 18, 2004 at 11:00 a.m. (ET) to discuss the Fund's performance for the fourth quarter and fiscal year ended December 31, 2003. To listen, please dial 1-800-814-4853 or 416-640-4127, or log onto the web cast at www.newalta.com or www.ccnmatthews.com. For those unable to listen to the live event, a rebroadcast will be available until midnight, Thursday, March 25, 2004. Please dial 416-640-1917 or 1-877-289-8525 and enter the pass code21037517.

This document may contain forward-looking statements, relating to the operations or to the environment in which Newalta operates, which are based on the Fund's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Newalta Income Fund maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 37 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and ·eographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

Newalta Income Fund
Consolidated Balance Sheets

As At December 31 ($000s)	2003	2002
Assets		
Current assets		
Cash	12,529	-
Accounts receivable	30,705	27,924
Inventories (Note 5)	7,897	7,923
Prepaid expenses	979	730
Future income tax (Note 11)	2,000	-
	54,110	36,577
Capital assets and intangibles (Note 6)	217,517	207,642
Goodwill	10,782	10,782
Deferred costs	854	811
	283,263	255,812
Liabilities		
Current liabilities		
Bank indebtedness	-	759
Accounts payable	17,162	17,626
Distribution payable (Note 14)	2,818	-
Current portion of long-term debt (Note 7)	3,002	2,339
Current portion of debentures	-	6,000
	22,982	26,724
Long-term debt (Note 7)	10,500	38,751
Debentures (Note 8)	-	3,000
Future income taxes (Note 11)	37,841	32,024
Site restoration	2,936	2,732
	74,259	103,231
Unitholders' Equity		
Unitholders' capital (Note 9)	149,798	98,269
Contributed surplus (Note 3)	1,041	-
Accumulated earnings	81,123	54,312
Accumulated cash distributions (Note 14)	(22,958)	-
	209,004	152,581
	283,263	255,812

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

For the Periods Ended December 31 ($000s)	Three Months Ended December 31 2003 (unaudited)	Three Months Ended December 31 2002	Year Ended December 31 2003	Year Ended December 31 2002
Revenue	**40,098**	34,235	**155,032**	111,666
Expenses				
Operating	**22,659**	21,162	**89,963**	66,281
Selling, general and administrative	**4,392**	3,038	**13,908**	10,533
Interest (Note 7)	**431**	773	**2,670**	2,830
Depreciation and site restoration	**3,075**	2,855	**12,201**	10,617
Loss (gain) on disposal	**8**	(5)	**(133)**	(38)
Reorganization (Note 2)	**-**	596	**5,195**	596
	30,565	28,419	**123,804**	90,819
Operating income	**9,533**	5,816	**31,228**	20,847
Provisions for income taxes (Note 11)				
Current	**200**	197	**600**	645
Future	**570**	2,167	**3,817**	7,785
	770	2,364	**4,417**	8,430
Net earnings	**8,763**	3,452	**26,811**	12,417
Accumulated earnings, beginning of period	**72,360**	50,860	**54,312**	44,282
Goodwill write-down, net of tax (Note 3b)	**-**	-	**-**	(2,232)
Stock appreciation rights (Note 3c)	**-**	-	**-**	(155)
Accumulated earnings, end of period	**81,123**	54,312	**81,123**	54,312
Earnings per unit (Note 12)	**$0.34**	$0.16	**$1.14**	$0.60
Diluted earnings per unit (Note 12)	**$0.33**	$0.15	**$1.12**	$0.59

Newalta Income Fund

Consolidated Statements of Cash Flows

For the Periods Ended December 31 ($000s)	Three Months Ended December 31 (unaudited)		Year Ended December 31	
	2003	2002	**2003**	2002
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	**8,763**	3,452	**26,811**	12,417
Items not requiring cash:				
Depreciation and site restoration	**3,075**	2,855	**12,201**	10,617
Future income taxes	**570**	2,167	**3,817**	7,785
Stock compensation expense	**595**	138	**913**	126
Loss (gain) on disposal of fixed assets	**8**	(5)	**(133)**	(38)
Reorganization	**-**	-	**(19)**	-
Cash flow from operations	**13,011**	8,607	**43,590**	30,907
Decrease (increase) in working capital	**2,286**	(2,133)	**(3,321)**	(6,886)
	15,297	6,474	**40,269**	24,021
Investing activities				
Additions to capital assets	**(12,295)**	(7,632)	**(20,456)**	(22,764)
Net proceeds on sale of capital assets	**14**	38	**1,530**	252
Deferred costs	**(14)**	(145)	**(43)**	(673)
Site restoration	**(247)**	(89)	**(311)**	(37)
	(12,542)	(7,828)	**(19,280)**	(23,222)
Financing activities				
Issuance of units	**43,089**	7	**43,028**	28,078
Increase (decrease) in debt and debentures	**(25,751)**	588	**(30,589)**	(19,262)
Distribution to unitholders	**(8,053)**	-	**(20,140)**	-
	9,285	595	**(7,701)**	8,816
Net cash inflow (outflow)	**12,040**	(759)	**13,288**	9,615
Cash (bank indebtedness), beginning of period	**489**	-	**(759)**	(10,374)
Cash (bank indebtedness), end of period	**12,529**	(759)	**12,529**	(759)
Supplementary information:				
Interest paid	**406**	517	**2,763**	2,549
Income taxes paid	**162**	124	575	664

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through a network integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1) Summary of Significant Accounting Policies

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of Newalta on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of Newalta and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries. For reporting purposes the Fund is considered the continuing entity of Newalta.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Cash and Cash Equivalents
Cash is defined as cash and short-term deposits with maturities of three months or less, when purchased.

Financial Instruments
The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturity. The Fund's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Fund sells and purchases some product in U.S. dollars. The Fund does not utilize long-term hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding receivables and payables.

Inventory
Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 5).

Capital Assets and Intangibles
Capital assets are stated at cost. The carrying values of capital assets and intangibles are reviewed annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Depreciation rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks, and mobile equipment and is depreciated at rates of 5-10% on the declining balance or from 5-14 years straight line, depending on the expected life of the asset. Intangible assets consist of certain production processes, trademarks, and agreements, which are amortized over the period of the contractual benefit of 5-20 years, straight line.

Goodwill

The Fund annually, on September 30, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. As at December 31, 2003 the goodwill relates entirely to the oilfield reporting unit and is not impaired.

Deferred costs

Costs relating to the Fund's future acquisition plans have been deferred at year end. As acquisitions are finalized these costs will be capitalized as part of the acquisition. In the event an acquisition plan is discontinued, the deferred costs will be written off in the year of discontinuance.

Site Restoration

The Fund provides for estimated future site restoration costs for all its facilities based on a 20-year useful life. The provision for site restoration has been included in depreciation and amortization. Costs are estimated by management, in consultation with the Fund's engineers, on the basis of current regulations, costs, technology and industry standards. Actual site restoration costs are charged against the provision as incurred.

Revenue Recognition

The major sources of revenue for the Fund relate to the receipt of waste material for processing and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and the liability for the waste is assumed by the Fund. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

Income Taxes

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

The Fund follows the liability method of tax allocation. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Earnings per Unit

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Unit Rights Incentive Plan

The Fund has a unit-based compensation plan (Note 10). Under the Trust Unit Rights Incentive Plan the Fund may grant to its management, directors, and employees up to 2,181,832 rights. Under the former stock option plan, the Company could grant options for up to 3,158,625 common shares. The exercise price of each right equals or exceeds the market price of the Fund's common shares on the date of grant and the maximum term of a right is 7 years. Rights vest 20% on the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one unit. In 2003 the Fund prospectively adopted the provisions of the Canadian Institute of Chartered Accountants amended Handbook Section

3870 *Stock-Based Compensation and Other Stock-Based Payments*, and accordingly recorded a non-cash compensation expense for the options issued during the year (Note 3a).

2) **Reorganization**

On February 24, 2003, the shareholders and option holders of Newalta approved a Plan of Arrangement under section 193 of the *Business Corporations Act* (Alberta). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unitholders. The Plan of Arrangement was effected on March 1, 2003.

Under the Plan of Arrangement the Fund issued units in exchange for all of the shares of Newalta on a 1:2 basis. Prior to the exchange, Newalta had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,810,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $5,195 or $0.14 per unit after tax in 2003. The reorganization costs incurred in 2002 totaled $596, or $0.02 per unit after tax

Effective March 1, 2003, the Fund established a T*rust Unit Rights Incentive Plan* (the "Rights Incentive Plan") to replace the stock option plan of Newalta. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan are valued using the intrinsic value method at the time of issuance. The expense thus calculated is described in note 10. Rights are valued as options using a Black-Scholes option pricing model. Prior to March 1, 2003, Newalta had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had been neither valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly an expense was recognized in each period based on the gain in the underlying value of the common shares of Newalta. For the first two months of 2003, prior to reorganization into the Fund, Newalta expensed $318 in stock appreciation rights expense. In the fourth quarter of 2002, Newalta recognized $138 as the stock appreciation rights expense, and for the year ending December 31, 2002, Newalta recognized an expense of $126.

3) **Change in accounting policies**

a) During the fourth quarter of 2003, the Fund adopted certain amended provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules the Fund has chosen to early adopt these provisions on a prospective basis, which has resulted in a full-year increase in contributed surplus for this change, and a corresponding non-cash charge of $0.6 million ($0.03 per unit). No stock options remain outstanding from years prior to 2003.

b) Effective January 1, 2002, the Fund adopted the recommendations of the CICA Handbook section 3062 regarding goodwill. Under the revised standard, goodwill is not amortized on a regular basis, but is examined annually for impairment. The Fund annually assesses impairment on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. At the beginning of 2002 it was determined that the value of the goodwill in the Industrial reporting unit was impaired, and in accordance with the CICA Handbook, both goodwill and retained earnings were reduced by $3.1 million ($2.2 million after tax). The remaining goodwill relates to the Oilfield reporting unit and is not impaired.

c) Effective January 1, 2002, the Fund adopted the recommendations of the CICA Handbook section 3870 concerning stock based compensation. Stock appreciation rights settled in equity are valued on the gain

incurred during the period based on the market price of the underlying stock. At the beginning of 2002 the value of stock appreciation rights held by employees, calculated as the gain incurred on the market price of the underlying stock, was $155, and in accordance with section 3870 of the CICA Handbook this amount was accrued and accumulated earnings were reduced.

4) **Acquisitions**

a) Effective December 1, 2003, the Fund acquired the assets of Hazmat Transportation Services and Waste Logistics for $5,220 cash. Also, effective July 1, 2003, the Fund acquired a satellite oilfield facility located in southwest Saskatchewan. The purchase price of $3,212 was funded by $712 of cash plus the issuance of 250,000 units valued at $10.00 per unit. The value of the consideration given and the assets received were:

	July 1 Acquisition	December 1 Acquisition	Total
Units issued	2,500	-	2,500
Cash	712	5,220	5,932
Total consideration	3,212	5,220	8,432
Plant and equipment	2,912	4,432	7,344
Intangibles	300	750	1,050
Inventory and prepaids	-	38	38
Total	3,212	5,220	8,432

Intangibles include customer lists, non-compete agreements, licenses, and permits. The above values include some accruals and are management's best estimate and may be subject to change as the fair value of the assets acquired are finalized.

b) On September 1, 2002 the Fund acquired a waste lube oil re-refinery, related collection network and working capital from Mohawk Lubricants Ltd. The total purchase price of $14,370 was funded by cash and $6,000 in 9.5% debentures convertible at $8.00 per unit maturing half on September 1, 2003 and half on September 1, 2004. The value of the consideration given, and the assets received were:

Debentures issued	6,000
Cash	8,370
Total Consideration	14,370
Intangibles	1,000
Equipment	9,703
Working capital	3,667
Total	14,370

Intangibles include the patent to certain production processes and the trademarks of the associated products.

5) **Inventories**

	2003	2002
Burner fuel	1,403	1,028
Recycled and processed products	4,382	4,535
Recovered oil	1,324	830
Parts and supplies	788	1,530
Total inventory	7,897	7,923

6) **Capital Assets and Intangibles**

	2003			2002		
	Cost	**Accumulated Depreciation**	**Net Book Value**	Cost	Accumulated Depreciation	Net Book Value
Plant and equipment	**278,288**	**68,449**	**209,839**	258,147	57,178	200,969
Intangibles	**2,056**	**63**	**1,993**	1,000	12	988
Land	**5,685**	**-**	**5,685**	5,685	-	5,685
	286,029	**68,512**	**217,517**	264,832	57,190	207,642

7) **Long Term Debt**

	2003	2002
Reducing term facility	**13,500**	41,000
Other	**2**	90
	13,502	41,090
Less current portion	**3,002**	2,339
	10,500	38,751

On February 20, 2003, the Fund entered into an agreement for a new credit facility with a syndicate arranged by two Canadian chartered banks. The credit facility provides for a total of $65,000 comprised of a $25,000 extendable term facility, a $15,000 reducing 5-year term facility, and a $25,000 operating facility. The credit facility is secured principally by a general security agreement over the Fund's assets. Subject to certain conditions the term facilities charge interest at prime plus 0.5% or at Bankers Acceptance base plus 2.0%, at the Fund's option. The operating facility charges interest at prime or at Bankers Acceptance base plus 1.5%, also at the Fund's option. Interest paid during the year amounted to $2,763 (2002 - $2,549) of which $2,731 (2002 - $2,488) related to long term debt and debentures. At December 31, 2003 the Fund had utilized $13,500 of the reducing term facility, and the extendable term and the operating facilities were unutilized. Principal repayments on the term facility are $750 per quarter.

8) **Debentures**

At December 31, 2002 the Fund had $9.0 million of convertible debentures outstanding. During 2003, $3.0 million of the debentures were exchanged for cash and $6.0 million were exchanged for 750,000 units. There are no debentures outstanding as at December 31, 2003

9) **Unitholders' capital**

On March 1, 2003 and pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. During the year additional units were subsequently issued upon the exercise of Exchange Rights, conversion of debentures, purchase of assets, and issuance of new equity.

	Units/Shares (000's)	Amount
Shares issued as at December 31, 2001	35,408	69,481
Issued for stock options exercised	7	22
Issued for cash	8,219	30,000
Share issue costs	-	(1,944)
Future tax effect on share issue costs	-	710
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement (Note 2)	(43,621)	(98,207)
	-	-
Units issued under the plan of arrangement (Note 2)	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures (Note 8)	750	6,000
Units issued on asset purchase (Note 4a)	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798

The Fund declared a monthly distribution of $0.09 per unit for each of the months of March through August, inclusive. In September, the monthly distribution was increased to $0.105 per unit. For the year a total of $0.96 per unit, or approximately $22,958 has been distributed to unitholders as of January 15, 2004.

10) Trust Unit Rights Incentive Plan

On February 24, 2003, the Shareholders of Newalta approved the Rights Incentive Plan. On March 1, 2003, the Fund granted 1,045,000 Rights under the plan to certain executives, trustees, and employees. The Rights vest 20% annually from March 1, 2004 until March 1, 2008 and are exercisable at market value at the time of the grant, $9.30 per unit. In addition, pursuant to the Plan of Arrangement, the outstanding stock options as of March 1, 2003 were exchanged for Exchange Rights that are exercisable for units at $0.01 per unit. 225,000 Exchange Rights were exercised during the year. The remaining 81,000 vest at various dates over the next three years. On May 22, 2003 the Fund granted 275,000 Rights to certain trustees, executives, and employees. On December 15, 2003 the Fund granted 12,500 Rights to certain trustees.

During the fourth quarter of 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments* (Note 3a). The Fund has chosen to early adopt the provisions on a prospective basis, which has resulted in a full-year increase in contributed surplus, and a corresponding non-cash charge of $0.6 million ($0.03 per unit). Rights were valued as follows:

> The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The market value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.
>
> The fair market value of the March 1, 2003 Rights was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The May 22, 2003 Rights were issued at the market price of $9.08 per unit, and valued on the date of issuance using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.6%; yield of 11.9%; expected life of seven years; and expected volatility of 16.8%.

The fair market value of the December 15, 2003 Rights was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.9%; yield of 8%; expected life of seven years; and expected volatility of 18.4%.

Under the Trust Unit Rights Incentive Plan the Fund may grant to its management, directors, and employees up to 2,181,832 rights. Under the former stock option plan, the Company could grant up to 3,158,625 options for common shares. The exercise price of each right equals or exceeds the market price of the Fund's units on the date of grant and the current maximum term of a right is 7 years. Rights vest 20% annually, twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one unit.

Rights/Shares reserved under the plans (000s)	**2003**	2002
Total shares available for grant	**630**	3,159
Shares under option	-	2,529
Cancelled under the plan of arrangement	**630**	-
Shares available for future grants	-	630
Total units available for grant	**2,182**	-
Rights granted	**1,333**	-
Units available for grant	**849**	-

Newalta Options	Options (000's)	Weighted Average Exercise Price ($)
As at December 31, 2001	2,426	4.32
Granted	550	3.85
Exercised	(7)	3.19
Forfeited	(440)	7.02
As at December 31, 2002	2,529	3.76
Converted to exchange rights	**(2,126)**	**3.30**
Cancelled and forfeited	**(403)**	**6.35**
As at December 31, 2003	-	-
Exercisable at December 31, 2003	-	-

<u>Newalta Income Fund Rights</u>	Rights (000's)	Weighted Average Exercise Price ($)
As at December 31, 2002	-	-
Converted from options	307	0.01
Granted	1,333	9.31
Exercised	(225)	0.01
Forfeited	(1)	0.01
As at December 31, 2003	1,414	8.78
Exercisable at December 31, 2003	-	-

Range of Exercise Prices ($)	Rights Outstanding December 31, 2003 (000's)	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price ($)	Options Exercisable December 31, 2003 (000's)	Weighted Average Exercise Price ($)
0.01	81	4.4	0.01	-	-
9.08 to 9.35	1,320	6.2	9.25	-	-
15.60	13	7.0	15.60	-	-
	1,414	6.1	8.78	-	-

11) **Income Taxes**

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Fund's future tax liabilities and assets are as follows:

	2003	2002
Future income tax liabilities:		
Capital assets	**40,205**	32,762
Goodwill	**1,351**	1,253
Deferred costs	**298**	286
	41,854	34,301
Future income tax assets:		
Non-capital loss carry forwards	**4,459**	257

Less current portion	(2,000)	-
Site restoration	1,026	963
Trust unit issuance costs	528	1,057
	4,013	2,277
Net future income tax liability	37,841	32,024

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2003	2002
Earnings of the Fund before taxes and distributions to unitholders	31,228	20,847
Current statutory income tax rate	37%	40%
Computed tax expense at statutory rate	11,540	8,235
Increase (decrease) in taxes resulting from:		
Intercompany interest expense related to shareholder notes and eliminated upon consolidation	(7,776)	-
Capital taxes	600	645
Other	327	108
Effect of substantively enacted tax rate change	(274)	(558)
Reported income tax expense	4,417	8,430

During 2003 the Alberta government reduced the corporate tax rate and the Fund accordingly accounted for the recovery of future income tax due to the change in tax rates.

12) **Net Earnings per Unit**

Basic per unit calculations for the period ending December 31, 2003 were based on the weighted average number of units outstanding for the quarter and for the year. Diluted net earnings included the potential dilution of the outstanding rights and the convertible debentures. The prior year's per share calculations and number of shares have been retroactively restated to reflect the 2 for 1 conversion of shares into units effective March 1, 2003.

	Three Months Ended December 31		Year Ended December 31	
	2003	2002	2003	2002
Weighted average number of units	25,966	21,817	23,456	20,789
Net additional units if rights exercised	549	118	351	124
Additional units if debentures converted	-	1,011	365	511
Diluted weighted average number of units	26,515	22,946	24,172	21,424

13) **Reconciliation of Unitholder Distributions Declared and Paid**

	Three Months Ended December 31 2003	Year Ended December 31 2003
Cash flow from operations before reorganization costs	13,011	48,804
Maintenance capital expenditures	(1,626)	(7,354)
Site restoration and deferred costs	(261)	(354)
Proceeds from fixed asset sales	14	1,530
Debt repayment	(750)	(1,500)
Cash available for growth and distribution before reorganization costs	10,388	41,126
Reorganization costs	-	(5,176)
Cash available for growth and distribution	10,388	35,950
Unitholder distributions declared - $	8,453	22,958
- per unit	0.315	0.960
Unitholder distributions paid - $	8,053	20,140
- per unit	0.315	0.855

14) **Reconciliation of Accumulated Unitholder Distributions**

Balance, December 31, 2002	-
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared	(2,818)
Balance, December 31, 2003	(22,958)

15) **Commitments**

(a) *Lease Commitments*

The Fund has annual commitments for leased office and plants of $1,750. The office leases expire in 2010, the plant lease is renewable. The Fund also has annual surface lease costs of $250.

(b) *Letters of Guarantee and Surety Bonds*

As of December 31, 2003, the Fund had issued Letters of Guarantee and Surety Bonds in respect of compliance with environmental licenses in the amount of $2,435 and $5,374 respectively.

16) **Comparative Figures**

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

17) **Segmented Information**

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

For the three months ended December 31 ($000's)

2003	Oilfield	Industrial	Inter-segment	Corporate, Unallocated[5]	Consolidated Total
External revenue	27,459	12,639			40,098
Inter segment revenue[4]	4	35	(39)		-
Operating expense	12,526	10,172	(39)		22,659
Depreciation & site restoration	1,819	1,065		199	3,083
Net margin	13,118	1,437		(199)	14,356
Selling, general and administrative				4,392	4,392
Interest expense				431	431
Operating income	13,118	1,437		(5,022)	9,533
Capital expenditures	4,882	6,865		548	12,295
Goodwill	10,782				10,782
Total assets	166,659	94,256		22,348	283,263

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated[5]	Consolidated Total
External revenue	20,719	13,516			34,235
Inter segment revenue[4]	150	36	(186)		-
Operating expense	10,712	10,636	(186)		21,162
Depreciation & site restoration	1,688	1,003		159	2,850
Net margin	8,469	1,913		(159)	10,223
Selling, general and administrative				3,038	3,038
Interest expense				773	773
Reorganization costs				596	596
Operating income	8,469	1,913		(4,566)	5,816
Capital expenditures	5,631	1,439		562	7,632
Goodwill	10,782				10,782
Total assets	156,507	94,589		4,716	255,812

[4] Inter-segment revenues are recorded at market, less the costs of serving external customers.
[5]Management does not allocate operating, selling, general & administrative, taxes, and interest costs in the segment analysis.

For the year ended December 31 ($000's)

2003	Oilfield	Industrial	Inter-segment	Corporate and Unallocated[5]	Consolidated Total
External revenue	102,264	52,768			155,032
Inter segment revenue[4]	52	130	(182)		-
Operating expense	48,605	41,540	(182)		89,963
Depreciation & site restoration	7,093	4,191		784	12,068
Net margin	46,618	7,167		(784)	53,001
Selling, general and administrative				13,908	13,908
Interest expense				2,670	2,670
Reorganization costs				5,195	5,195
Operating income	46,618	7,167		(22,557)	31,228
Capital expenditures	13,497	8,310		1,149	22,956
Goodwill	10,782				10,782
Total assets	166,659	94,256		22,348	283,263

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated[5]	Consolidated Total
External revenue	74,243	37,423			111,666
Inter segment revenue[4]	389	183	(572)		-
Operating expense	38,291	28,562	(572)		66,281
Depreciation & site restoration	6,824	3,133		622	10,579
Net margin	29,517	5,911		(622)	34,806
Selling,general and administrative				10,533	10,533
Interest expense				2,830	2,830
Reorganization costs				596	596
Operating income	29,517	5,911		(14,581)	20,847
Capital expenditures	11,147	15,636		1,981	28,764
Goodwill	10,782				10,782
Total assets	156,507	94,589		4,716	255,812

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Advises on 2003 Canadian Income Tax Information

CALGARY, Alberta, Canada, March 17, 2004 – The following information is intended to assist individual Canadian Unitholders of Newalta Income Fund ("Newalta") in the preparation of their 2003 T1 Income Tax Return.

The information contained herein is based on Newalta's understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2003 T1 Income Tax Return where the Newalta Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their Newalta Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary and received cash distributions during the period, will receive "T3 Supplementary" slips directly from their broker or intermediary, not from the transfer agent or Newalta.

Registered Unitholders of Newalta who received cash distributions during the period from the transfer agent, Valiant Trust Company, (and not from a broker or intermediary), will receive "T3 Supplementary" slips directly from Valiant Trust Company.

The attached "Schedule 1" includes supplementary information on the taxable portion of the 2003 cash distributions and is shown on a per unit basis. Under Paragraph 12 (1)(m) of the Income Tax Act, the taxable amount allocated by Newalta in 2003 to the Unitholders must be reported by the Unitholders in their 2003 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e., "Other Income" Box (26) on the T3 slips) with respect to record dates March 31, 2003 up to and including December 31, 2003 are included in your "T3 Supplementary". The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 30, 2004.

Adjusted Cost Base

Holders of Newalta Units are required to reduce the Adjusted Cost Base of the Units. The reduction is equal to the cumulative cash received from cash distributions minus cumulative taxable amounts reported as "Other Income" Box (26) on their T3 slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the trust Units if the owner holds the trust Units as a capital property.

Schedule 1

Newalta Income Fund
2003 – T3 Information For Canadian Residents

The following table outlines the breakdown of cash distributions per unit paid or payable by Newalta with respect to record dates for the period March 31, 2003 – December 31, 2003 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid ¢	Taxable Amount (Box 26) Other Income ¢	Tax-Deferred Amount (Return of Capital) Amount ¢
March 31, 2003	April 15, 2003	9.0	8.9	0.1
April 30, 2003	May 15, 2003	9.0	8.9	0.1
May 30, 2003	June 16, 2003	9.0	8.9	0.1
June 30, 2003	July 15, 2003	9.0	8.9	0.1
July 31, 2003	August 15, 2003	9.0	8.9	0.1
August 29, 2003	September 15, 2003	9.0	8.9	0.1
September 30, 2003	October 15, 2003	10.5	10.3	0.2
October 31, 2003	November 17, 2003	10.5	10.3	0.2
November 28, 2003	December 15, 2003	10.5	10.3	0.2
December 31, 2003	January 15, 2004	10.5	10.4	0.1
TOTAL CENTS PER UNIT		96.0	94.7	1.3

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 37 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services

industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces 19% Increase in Monthly Distributions

CALGARY, Alberta, Canada, March 17, 2004 – Newalta Income Fund ("Newalta") today announced that it has increased its monthly cash distribution by 19%, to 12.5 cents per trust unit, or $1.50 per year. The Fund has declared a cash distribution of 12.5 cents per trust unit for the month of March, 2004 payable on April 15, 2003 to all unitholders of record on March 31, 2004. The ex-distribution date is March 29, 2004.

Based on the March 17, 2004 closing price of $18.15 per trust unit, the March distribution represents an annualized cash-on-cash yield of approximately 8.3%.

"The increase in monthly distributions is consistent with the Board of Trustee's policy of reviewing distributions in light of current performance, and the future outlook," said Alan Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 37 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces Closing of Acquisition

CALGARY, Alberta, Canada, April 1, 2004 - Newalta Income Fund ("Newalta") today announces the closing of the acquisition of the assets of the Scanland's vacuum truck, industrial waste and related operations for $4.55 million cash.

Located in the east Kootenay's of southern BC, Scanland's operated out of facilities in Cranbrook and Sparwood. The business employs 15 full-time people, generates annual revenue of approximately $3.5 million and has been operating for 50 years. The Scanland's operations include a fleet of 22 revenue generating vehicles involved in the collection, transportation and disposal of industrial sludges and waste water as well as general vacuum truck and industrial services.

"This acquisition is consistent with our strategy of acquiring complementary business in western Canada and also positions Newalta in a new geographic market. Scanland's experienced people, quality assets and sound reputation will enhance our existing network of facilities", said Ron Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 39 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces April Distribution

CALGARY, Alberta, Canada, April 15, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of April, 2004 payable on May 17, 2004 to all unitholders of record on April 30, 2004. The ex-distribution date is April 28, 2004.

Based on the April 15, 2004 closing price of $18.60 per trust unit, the April distribution represents an annualized cash-on-cash yield of approximately) 8.1%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 39 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:

NEWALTA'S STRONG PERFORMANCE CONTINUES

CALGARY, Alberta, May 11, 2004 – Newalta Income Fund (TSX: NAL.UN) today announced consolidated financial results for the three months ended March 31, 2004.

Financial Results and Highlights ($000s except per unit data)

	Three Months Ended March 31 (unaudited)		
	2004	2003	%Increase (Decrease)
Revenue	42,888	38,410	12
Operating income excluding reorganization costs[1]	10,260	7,881	30
Operating income	10,260	3,397	202
Net earnings	9,872	2,026	387
Earnings per unit ($)	0.37	0.09	311
Diluted earnings per unit ($)	0.36	0.09	300
EBITDA[2] excluding reorganization costs	13,845	11,718	18
EBITDA	13,845	7,234	91
Trailing 12 month EBITDA[2] excluding reorganization costs	53,279	38,663	38
Trailing 12 month EBITDA	52,568	33,583	57
Cash flow[3] excluding reorganization costs	13,801	11,111	24
Cash flow[2]	13,801	6,608	109
- per unit(s)	.51	0.30	70
Maintenance capital expenditures	1,024	1,420	(28)
Principal repayments	750	-	-
Cash available for growth and distributions excluding reorganization costs	12,022	9,758	23
- per unit - $	0.45	0.45	-
Cash available for growth and distributions	12,022	5,293	127
- per unit - $	0.45	0.24	88
Cash distributions declared [1]	9,021	1,983	355
- per unit - $	0.335	0.09	272
Growth and acquisition capital expenditures	14,265	160	8,815
Weighted average units outstanding[4] (000s)	26,878	21,888	23
Total units outstanding (000s)	27,075	22,029	23

[1] On March 1, 2003, Newalta Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $4.5 million was incurred in the first three months of 2003.
[2] EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other funds or companies.
[3] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on operating cash flow before changes in non-cash working capital.
For comparative purposes, the previously reported weighted average shares outstanding in 2003 have been converted to units on a 2:1 basis, and per unit calculations have been adjusted on this basis.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- First quarter revenue improved 12% to $42.9 million.
- Oilfield revenue in the first quarter of 2004 was $28.8 million, an increase of 10%. The increase in revenue is mainly attributed to the management initiatives completed in mid 2003 as well as strong market demand and above average drilling activity.
- Industrial revenue in the first quarter of 2004 was $14.1 million, an increase of 15%, resulting mainly from acquisitions completed in December 2003 and in the first quarter of 2004 and management initiatives completed in mid 2003.
- Operating costs in the quarter were 58.1% of revenue as compared to 60.6% in 2003. The reduction in operating costs resulted from several management initiatives to reduce costs and improve productivity that were completed in mid 2003.
- Operating income excluding reorganization costs improved 30% to $10.3 million. The impact of acquisitions was largely offset by the decline in the price of recovered crude oil as a result of the stronger Canadian dollar.
- Cash flow excluding reorganization costs improved 24% to $13.8 million. Cash available for growth and distribution excluding reorganization costs improved 23% to $12.0 million, well in excess of the $9.0 million of declared distributions.
- Distributions per unit were increased 19% in March 2004.
- Net earnings improved 387% to $9.9 million.
- Three complementary acquisitions were completed in the quarter. Total growth and acquisition capital expenditures were $14.3 million as compared to $0.2 million in 2003.
- Our balance sheet at March 31, 2004 remained very strong with substantial unutilized debt capacity. We also commenced negotiations to increase our credit facility.

The consolidated financial statements and notes thereto and management's discussion and analysis are attached.

Management will hold a conference call on Wednesday, May 12, 2004 at 11:00 a.m. (ET) to discuss the Fund's performance for the period ended March 31, 2004. To listen, please dial 1-800-814-4859 or 416-640-4127, or log onto the web cast at www.newalta.com or www.ccnmatthews.com. For those unable to listen to the live event, a rebroadcast will be available until midnight, Wednesday, May 19, 2004. Please dial 416-640-1917 or 1-877-289-8525 and enter the pass code # 21049190.

Newalta Income Fund maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 39 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

NEWALTA INCOME FUND

Management's Discussion & Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2004

This document contains forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund and Newalta Corporation (collectively "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of Newalta Income Fund (the "Fund") and notes thereto, the Management's Discussion and Analysis, and the Renewal Annual Information Form of the Fund for the year ended December 31, 2003 and the interim consolidated financial statements of the Fund and notes thereto for the three months ended March 31, 2004.

The Fund is the successor organization to Newalta Corporation. Information for the three months ended March 31, 2004, along with comparative information for 2003, is provided. Certain numbers from the prior period have been reclassified to conform to those reported for the Fund in the current period.

Management's discussion and analysis has been prepared taking into consideration information available to April 30, 2004.

/VERALL PERFORMANCE – THREE MONTHS ENDED MARCH 31, 2003 AND 2004

Newalta's strong 2003 financial performance continued in 2004. The increases in operating income and cash flow is attributable to management initiatives completed in mid 2003 to increase revenue, reduce costs and improve productivity. The impact of recent acquisitions was largely offset by the decline in the price of recovered crude oil as a result of the stronger Canadian dollar. Internal growth capital investments in 2003 were very modest and the 2004 internal growth program will not contribute to performance until the second half of 2004. The demand for Newalta's services and drilling activity remained strong. Revenue improved 12% and net earnings improved 387%. Excluding the cost to reorganize into an income trust, net earnings improved approximately 100%. As a result of management initiatives to increase revenue, reduce costs and improve productivity, operating costs as a percentage of revenue were reduced to 58.1% from 60.6% in 2003.

At March 31, 2004, the Fund's balance sheet remained strong. The three complementary acquisitions completed in the first quarter of 2004 totaling approximately $10.7 million were funded from cash. Cash flow excluding reorganization costs improved 24% to $13.8 million as compared to 2003. Cash available for growth and distributions was $12.0 million, well in excess of the $9.0 million in declared distributions ($0.335 per unit).

Maintenance capital expenditures, which are funded from cash flow, were $1.0 million as compared to $1.4 million in 2003. Growth capital expenditures in the quarter were $14.3 million as compared to $0.2 million in 2003.

Segmented information is discussed in Results of Operations.

RESULTS OF OPERATIONS

Revenue in the quarter increased $4.5 million or 12% to $42.9 million as compared to $38.4 million in 2003. The increase in revenue was derived approximately equally from acquisitions and management's initiatives to increase revenue. Strong WTI oil prices were more than offset by the strength of the Canadian dollar. While the volume of oil sold for Newalta's account increased 22% in the quarter, oil sales in the quarter were only $3.3 million as compared to $3.1 million in 2003, reflecting the lower average price in ˋanadian dollars.

The Oilfield division ("Oilfield") recovers and resells crude oil from oilfield wastes. Oilfield accounted for approximately 61% of Newalta's total assets and generated 67% of Newalta's total revenue. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue comes from day to day production, with the balance from drilling related activities. Revenue is also impacted by activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI will result in an impact on Newalta's operating income of approximately $0.5 million. Drilling activity in western Canada in the first quarter of 2004 remained above the five-year average. During the quarter, Oilfield recovered 314,000 barrels of crude oil, of which 83,000 barrels were sold for Newalta's account at an average price of Cdn $39.47 per barrel. In 2003, oil recoveries totaled 332,000 barrels including 68,000 barrels for Newalta's account, at an average price of Cdn $45.45 per barrel. Performance in 2004 remained very strong with revenue and net margin improving year over year by 10% and 12% respectively. Improvements in revenue were driven mainly by strong market demand for Oilfield's services, as well as management initiatives to increase pricing and add incremental revenue through strategic alliances and the on-going development of on-site services. One satellite facility was acquired in Drumheller, Alberta in the quarter for approximately $2.0 million. Management initiatives to reduce costs and improve productivity also contributed to the increase in net margin. Operating costs as a percentage of revenue were 46.7% as compared to 48.1% in 2003. Oilfield offers a wide variety of services that have similar profit margins, and as a result, increases or decreases in operating costs, as a percentage of revenue, are closely correlated with return on investments. The outlook for Oilfield remains very positive. Strong market demand and robust commodity prices are widely expected to continue throughout 2004. These conditions, combined with an active internal growth program, an aggressive strategy to acquire complementary businesses in western Canada and the impact of management initiatives to improve revenue and reduce costs, should result in very strong performance in 2004.

The Industrial division ("Industrial") collects automotive and industrial wastes and waste lubricating oil in western Canada, which are processed into resalable products. Industrial accounted for 35% of Newalta's total assets and generated 33% of Newalta's total revenue. Industrial produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil, and drilling oil. In 2004, approximately $6.9 million or 49% of Industrial revenue came from product sales, as compared to 65% in 2003, with the ʰalance derived from collection and transportation fees. Industrial's performance is impacted by the general state of the economy in ,estern Canada. The automotive after-market is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year. During the quarter, Industrial closed the acquisition of two complementary businesses, including a satellite facility near Redwater, Alberta and an industrial waste collection business with operations in Cranbrook and Sparwood, British

:olumbia. The total purchase price of the acquisitions was approximately $9.0 million. Industrial revenue in 2004 improved 15% to $14.1 million. The revenue increase of $1.8 million is mainly attributable to the Hazmat acquisition in December 2003. Improvements in net margin for the year were divided about equally between acquisitions and management initiatives to reduce costs and improve productivity. Collection and transportation revenues improved 67% to $7.2 million from $4.3 million in 2003. This increase is mainly attributed to acquisitions. The volume of collected lube oil was down slightly at 11.4 million liters (12.4 million liters in 2003). The service and product offerings of Industrial are extremely competitive and have a wide range of profitability and therefore, margin, as a percentage of revenue, does not accurately reflect return on investments. At March 31, 2004, the trailing 12 month EBITDA as a percentage of net book value of fixed assets was 15.7% as compared to 11.3% for 2003. Management's long-term target is 25%. Collection and transportation revenue, and product sales, are expected to be approximately equal for 2004. Pricing strategies and cost reduction initiatives completed in mid 2003 and complementary acquisitions are positively impacting operating results. In 2004, Industrial will focus on developing product markets, increasing collection activities in the waste water market, centrifugation of sludges and the acquisition of complementary businesses.

Selling, general and administrative costs of $4.1 million were 9.6% of revenue in 2004 as compared to $3.4 million or 8.9% of revenue in 2003. The increase is primarily attributed to increased bonuses to employees and additional staff to handle growth in the business. Management's goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less.

Depreciation and accretion increased $0.5 million to $3.5 million (8.2% of revenue) from $3.0 million (7.9% of revenue) in 2003. The increase in depreciation reflects the 2003 capital program.

Interest expense was lower in 2004 as a result of lower debt levels throughout the year. Debt levels were reduced due to the strong 2003 financial performance as well as the October 2003 equity issue.

On March 1, 2003, Newalta Corporation converted into an income trust. Of the total conversion cost of $5.8 million, $4.5 million ($0.16 per unit after tax) was incurred in the first quarter of 2003.

Income tax expense for the quarter was $0.4 million as compared to $1.4 million in 2003. On March 31, 2004, the Province of .lberta announced a reduction in the corporate provincial tax rate from 12.5% to 11.5%. This change in future tax rate has been .ecognized by reducing the future income tax provision in the first quarter by $0.65 million or $0.02 per unit. The 2003 income tax expense does not reflect the full impact of the inherent nature of income trusts which transfers income tax on distributions to unitholders. Current taxes related to large corporations and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2004, except large corporations and provincial capital taxes.

Net earnings for the quarter were $9.9 million compared to $2.0 million in 2003. Diluted earnings per unit were $0.36 per unit compared to $0.09 per unit in 2003. Cash flow excluding the income trust reorganization cost increased 24% to $13.8 million from $11.1 million in 2003.

During the first quarter of 2004, holders of rights to acquire trust units exercised certain of their rights and 239,796 units were issued by the Fund for proceeds of $1.9 million. As at March 31, 2004, and April 30, 2004 the Fund had 27,075,388 units outstanding and 1,174,203 rights to acquire trust units outstanding.

QUARTERLY COMPARISON ($000s except per unit data)

	Three Months Ended March 31	
	2004	**2003**
Revenue	42,888	38,410
Net earnings	9,872	2,026
Earnings per unit ($)	0.37	0.09
Diluted earnings per unit ($)	0.36	0.09

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout 'ne year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to .rengthen second half financial performance. First quarter revenues can range from 20% to 27% of the year-end revenue and typically average approximately 23%. Second quarter revenues average 21% of year-end revenue and range from 20% to 23%. Third quarter revenues range from 26% to 31% and average approximately 29% of year-end totals. Fourth quarter revenues average 27%

ıd range from 24% to 30%. Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars

LIQUIDITY

In the first quarter of 2004, Newalta generated cash flow of $13.8 million. Maintenance capital expenditures were $1.0 million and are anticipated to be $8.0 million for 2004. Scheduled principal payments in the quarter were $0.75 million. The Fund declared distributions of $9.0 million ($0.335 per unit) in the quarter. During the quarter, Newalta generated $3.0 million of cash flow in excess of its declared distributions as follows:

	$ Millions	
	2004	2003
Cash flow from operations before reorganization costs	13.8	11.1
Maintenance Capital	(1.0)	(1.4)
Proceeds from sale of fixed assets	-	0.1
Debt repayment	(0.8)	-
Cash available for growth and distribution before reorganization costs	12.0	9.8
Reorganization costs	-	(4.5)
Growth capital	-	(0.2)
Cash available for distribution	12.0	5.1
Distributions declared	9.0	(2.0)
Excess cash	3.0	3.1

Newalta currently has a $25.0 million operating line to fund working capital requirements of which $21.3 million is unused. Newalta's current financial performance is well in excess of its debt covenants. The Fund does not have a stability rating.

CAPITAL RESOURCES

Newalta entered 2004 with plans to invest $20.0 million on internal growth projects. During the first quarter of 2004, $3.0 million was spent and it is anticipated that the majority of these projects will be completed by mid-year and should contribute to Newalta's financial performance in the second half of 2004. In addition, approximately $10.7 million was spent to acquire three complementary businesses. Expenditures for growth and acquisition capital will be funded from working capital and the extendible term credit facility. Maintenance capital expenditures of $1.0 million were funded from cash flow.

At March 31, 2004, Newalta had working capital of $21.8 million, down from $31.1 million at December 31, 2003. The decrease in working capital is primarily the result of funding the $10.7 million in complementary acquisitions from cash on hand at December 31, 2003.

At March 31, 2004, Newalta had $21.3 million of unutilized operating line and $25.0 million of unutilized extendible term facility. Newalta has commenced renegotiation of its credit facility that would pay out the existing 5-year term facility, which had a balance of $12.8 million outstanding at March 31, 2004, and increase the existing extendible term facility from $25.0 million to $65.0 million. While Newalta expects to be able to successfully complete the negotiations for the increased credit facility, there is no assurance that Newalta will be able to do so. Upon completion of the increased credit facility, there would be no scheduled principal payments before 2006 and the unutilized extendible term facility would be as follows:

	$Millions
Bank indebtedness	(1.2)
New extendible facility	65.0
	63.8
Less:	
Planned internal growth projects	17.0
Payout of 5-year facility	12.8
Scheduled principal for the remainder of 2004	-
	29.8
Unutilized extendible term facility available to fund future growth	34.0

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta at market rates. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total amount paid for these legal services, in the first quarter, was $0.1 million in 2004 and $0.5 million in 2003.

Newalta provides Oilfield services to Paramount Resources Ltd. at market rates. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by Newalta to Paramount Resources Ltd., in the first quarter, was $0.2 million in 2004 and $0.1 million in 2003.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Stock Based Compensation and Other Stock Based Payments

During 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments.* This amendment requires expensing of the fair value of equity-based compensation for fiscal years beginning on or after January 1, 2004, and allowed for the early adoption of the guidelines for the year 2003. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis for 2003. The non-cash expense for the period in 2004 was $157 ($58 in 2003).

Asset Retirement Obligations

ı December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires .ecognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. This change in accounting standards affects the way the Fund records its obligation for the eventual restoration of plants and facilities. The comparative financial statements for 2003 have been adjusted to show the impact of the change in accounting treatment. The increase in non-cash expenses is not material.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Renewal Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Renewal Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W. Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund
Consolidated Balance Sheets

($000s) (unaudited)	March 31, 2004	December 31, 2003 (note 2)
Assets		
Current assets		
Cash	-	12,529
Accounts receivable	37,036	30,705
Inventories	7,690	7,897
Prepaid expenses	860	979
Future income tax	2,000	2,000
	47,586	54,110
Capital assets and intangibles	229,079	219,526
Goodwill	13,212	10,782
Deferred costs	857	854
	290,734	285,272
Liabilities		
Current liabilities		
Bank indebtedness	1,156	-
Accounts payable	18,277	17,162
Distribution payable (Note 9)	3,384	2,818
Current portion of long-term debt	3,001	3,002
	25,818	22,982
Long-term debt	9,750	10,500
Future income taxes	38,174	37,911
Asset retirement obligation (Note 2a)	4,939	4,736
	78,681	76,129
Unitholders' Equity		
Unitholders' capital (Note 4)	151,700	149,798
Contributed surplus	1,199	1,041
Accumulated earnings	91,134	81,262
Accumulated cash distributions (Note 9)	(31,980)	(22,958)
	212,053	209,143
	290,734	285,272

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

For the Three Months Ended March 31 ($000s) (unaudited)	**2004**	2003 (Note 2)
Revenue	**42,888**	38,410
Expenses		
Operating	**24,912**	23,270
Selling, general and administrative	**4,131**	3,422
Interest	**76**	808
Depreciation and accretion	**3,509**	3,029
Reorganization	**-**	4,484
	32,628	35,013
Operating income	**10,260**	3,397
Provisions for income taxes		
Current	**125**	175
Future (Note 6)	**263**	1,196
	388	1,371
Net earnings	**9,872**	2,026
Accumulated earnings, beginning of period, as reported	**81,123**	54,312
Cumulative effect of change in accounting policy (Note 2)	**139**	160
Accumulated earnings, end of period	**91,134**	56,498
Earnings per unit (Note 7)	**$0.37**	$0.09
Diluted earnings per unit (Note 7)	**$0.36**	$0.09

Newalta Income Fund

Consolidated Statements of Cash Flows

For the Three Months Ended March 31 ($000s) (unaudited)	2004	2003
Net inflow (outflow) of cash related to the following activities:		
Operating activities		
Net earnings	9,872	2,026
Items not requiring cash:		
Depreciation and accretion	3,509	3,029
Future income taxes	263	1,196
Stock compensation expense	157	376
Reorganization	-	(19)
Cash flow from operations	13,801	6,608
Increase in working capital	(4,888)	(3,489)
Asset retirement costs incurred	(23)	(29)
	8,890	3,090
Investing activities		
Additions to capital assets	(4,574)	(1,580)
Net proceeds on sale of capital assets	22	100
Acquisitions (Note 3)	(10,715)	-
Deferred costs	(3)	(4)
	(15,270)	(1,484)
Financing activities		
Issuance (repurchase) of units	1,902	(61)
Decrease in debt and debentures	(751)	(4,084)
Distributions to unitholders	(8,456)	-
	(7,305)	(4,145)
Net cash outflow	(13,685)	(2,539)
Cash (bank indebtedness), beginning of period	12,529	(759)
Bank indebtedness, end of period	(1,156)	(3,298)

Supplementary information:

	2004	2003
Interest paid	224	1,182
Income taxes paid	134	124

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2004 and 2003
($000s) (Unaudited)

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through a network integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1) **Summary of Significant Accounting Policies**

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003, except for the changes in accounting policies as described in Note 2. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2003 as contained in the Annual Report for fiscal 2003.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of its operations and cash flows for the three months ended March 31, 2004 and 2003.

2) **Changes in accounting policies**

a) **Asset retirement obligations:** In December 2002 the Canadian Institute of Chartered Accountants ("CICA") issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.3 million. The fair value of this liability at December 31, 2003 was $4,736 using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the three months ended March 31, 2004 was $95 ($86 in 2003).

b) **Stock-based compensation:** During the fourth quarter of 2003, the Fund adopted certain provisions of the CICA's amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules the Fund chose to early adopt these provisions on a prospective basis. On a comparative basis, this would have resulted in an increase in contributed surplus for this change, and a corresponding non-cash charge of $58 ($0.003 per unit), for the three months ended March 31, 2003. The Interim Financial Statements for March 31, 2003 have been adjusted to include these revised amounts. The corresponding non-cash expense for the period in 2004 was $157 ($0.006 per unit).

c) **Impairment of Long-Lived Assets**: Effective January 1, 2004, the Fund adopted the new recommendation of the CICA on impairment of long-lived assets issued in December 2002. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which carrying amount of the asset exceeds its fair value. As at March 31, 2004 there were no indications of impairment of long-lived assets.

To account for the change in accounting standards as outlined in (a) and (b) above, the historical amounts in the financial statements have been adjusted as follows:

Consolidated Balance Sheets	At December 31, 2003	Asset Retirement Obligation Adjustments	Adjusted December 31, 2003
Capital assets & intangibles	217,517	2,009	219,526
Future income tax	37,841	70	37,911
Site restoration	2,936	(2,936)	-
Asset retirement obligation	-	4,736	4,736
Accumulated earnings	81,123	139	81,262

Consolidated Statements of Operations and Accumulated Earnings	For the three months ended March 31, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted three months ended March 31, 2003
Site restoration expense	128	(128)	-	-
Depreciation and accretion expense	2,895	134	-	3,029
Future income tax provision	1,198	(2)	-	1,196
Stock-based compensation expense	318	-	58	376
Net earnings	2,088	(4)	(58)	2,026

The adjustments reduced basic earnings per unit from $0.10 to $0.09 but had no effect on the diluted earnings per unit for the three months ended March 31, 2003.

3) Acquisitions

The Fund made three acquisitions during the three months ended March 31, 2004. The Fund acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; and on March 31, 2004 acquired the business and assets of an Industrial Services company in Cranbrook, B.C. The amount of the consideration given and the assets received were:

	Total
Total cash consideration	10,715
Land	300
Plant & equipment	6,496
Intangibles	1,120
Petroleum & natural gas rights	500
Goodwill	2,430
Asset retirement obligation	(131)
Total	10,715

Certain of the above numbers are management's current estimate of the known and expected costs, and may change as the final costs are received.

4) **Unitholders' capital**

On March 1, 2003 and pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights, conversion of debentures, purchase of assets, and issuance of new equity.

	Units/Shares (000's)	Amount
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement	(43,621)	(98,207)
	-	-
Units issued under the plan of arrangement	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures	750	6,000
Units issued on asset purchase	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	239	1,902
Units outstanding as at March 31, 2004	27,075	151,700

The Fund declared distributions of $0.105 per unit for each of the months of January and February, 2004, increasing to $0.125 for the month of March, 2004. For the period a total of $0.335 per unit, or $9,021 has been distributed to unitholders as of April 15, 2004. Since inception on March 1, 2003 a total of $31,980 has been distributed to unitholders.

5) **Trust Unit Rights Incentive Plan**

During the period officers, trustees, and employees exercised rights to acquire units of the Fund. A total of 239,796 rights were exercised for $1,902.

6) **Future Income Tax**

On March 31, 2004 the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

7) **Earnings per Unit**

Basic per unit calculations for the periods ending March 31 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights and the convertible debentures.

	Three Months Ended March 31	
	2004	2003
Weighted average number of units	**26,878**	21,888
Net additional units if rights exercised	**585**	261
Additional units if debentures converted	**-**	750
Diluted weighted average number of units	**27,463**	22,987

8) **Reconciliation of Unitholder Distributions Declared and Paid**

	Three Months Ended March 31 2004	Three Months Ended March 31 2003
Cash flow from operations before reorganization costs	13,801	11,111
Maintenance capital expenditures	(1,024)	(1,420)
Asset retirement and deferred costs	(26)	(33)
Net proceeds on sales of fixed assets	22	100
Scheduled principle repayment	(751)	-
Cash available for growth and distribution before reorganization costs	12,022	9,758
Reorganization costs	-	(4,465)
Cash available for growth and distribution	12,022	5,293
Unitholder distributions declared -	9,021	1,983
- per unit - $	0.335	0.09
Unitholder distributions paid -	8,456	-
- per unit - $	0.315	-

9) **Reconciliation of Accumulated Unitholder Distributions**

Balance, December 31, 2002	-
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared	(2,818)
Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid	(5,638)
Unitholder distributions declared	(3,384)
Balance, March 31, 2004	31,980

10) **Segmented Information**

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

For the three months ended March 31 ($000's)

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	28,788	14,100			42,888
Inter segment revenue[1]	9	11	(20)		-
Operating expense	13,441	11,491	(20)		24,912
Depreciation and accretion	2,164	1,125		220	3,509
Net margin	13,192	1,495		(220)	14,467
Selling, general and administrative				4,131	4,131
Interest expense				76	76
Operating income	13,192	1,495		(4,427)	10,260
Capital expenditures	4,425	7,382		1,183	12,990
Goodwill	10,782	2,430			13,212
Total assets	177,070	100,717		12,947	290,734

2003 (Note 2)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	26,106	12,304			38,410
Inter segment revenue[1]	51	84	(135)		-
Operating expense	12,558	10,847	(135)		23,270
Depreciation and accretion	1,775	1,061		193	3,029
Net margin	11,824	480		(193)	12,111
Selling, general and administrative				3,422	3,422
Interest expense				808	808
Reorganization costs				4,484	4,484
Operating income	11,825	480		(8,907)	3,397
Capital expenditures	1,236	711		(367)	1,580
Goodwill	10,782				10,782
Total assets	163,774	88,660		4,289	256,723

[1] Inter-segment revenues are recorded at market, less the costs of serving external customers.
[2]Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces May Distribution

CALGARY, Alberta, Canada, May 17, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of May, 2004 payable on June 15, 2004 to all unitholders of record on May 31, 2004. The ex-distribution date is May 27, 2004.

Based on the May 17, 2004 closing price of $18.05 per trust unit, the May distribution represents an annualized cash-on-cash yield of approximately 8.3%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 39 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces New Credit Facility

CALGARY, Alberta, Canada, May 31, 2004 - Newalta Income Fund ("Newalta") today announced that it has entered into a new credit agreement with its existing lending syndicate.

Under the new agreement, Newalta will have a $25 million operating line to fund working capital requirements and a $65 million extendible term facility to fund growth. The earliest principal payments will be due under the extendible term facility is July 1, 2006. As at May 31, 2004, Newalta had $4 million outstanding under the operating line and $12 million outstanding under the term extendible facility.

"The new credit facility provides the financial capacity to fund our growth capital investments which will drive future cash flows and increase returns for our investors," said Ronald Sifton, Senior Vice President, Finance and CFO.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

**Newalta Income Fund Announces
Increased Growth Capital Investments**

CALGARY, Alberta, Canada, June 1, 2004 - Newalta Income Fund ("Newalta") today announces that it has increased its 2004 Growth Capital Investments from $20 million to $28.5 million. The additional investments involve the expansion of recently acquired operations and, in particular, the construction of two oilfield satellite facilities and the purchase of additional centrifuges to expand our rental and on-site fleet.

"These investments capitalize on very attractive opportunities to grow our business and increase our cash flow," said Ron Sifton, Senior Vice President, Finance and Chief Financial Officer..

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces
Acquisition of Complementary Oilfield Business

CALGARY, Alberta, Canada, June 1, 2004 - Newalta Income Fund ("Newalta") today announces the closing of the acquisition of the assets of Coyote Oilfield Rentals (Alta) Ltd. ("Coyote") for $5.0 million cash.

Coyote employs 13 people and owns 28 centrifuge units which are leased to oil and gas producers throughout western Canada as part of their comprehensive drilling mud management program.

"This business complements our growing on-site operations and is consistent with our operating experience," said Al Cadotte, President and Chief Executive Officer. "This service segment has strong potential for growth based on our existing network, infrastructure and customer relationships," he added.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces
DRIP Program

CALGARY, Alberta, Canada, June 1, 2004 - Newalta Income Fund ("Newalta") today announces that the Board of Trustees has approved, subject to regulatory approvals, the adoption of a Distribution Reinvestment Plan (the "DRIP Plan").

The DRIP Plan will provide Unitholders of Newalta with the opportunity to reinvest monthly cash distributions to acquire additional Newalta Units at 95% of the treasury purchase price, which is defined as the daily volume weighted average trading price of Newalta Units for the 10 trading days immediately preceding a distribution payment date. No additional commissions, service or brokerage fees will be charged to the Unitholders for these transactions.

Newalta anticipates all regulatory approvals and exemptions will be in place within approximately 30 days and that the August 16, 2004 distribution payment will qualify for the DRIP Plan. A further press release will be issued when regulatory approvals are received that will provide the details of the DRIP Plan.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces June Distribution

CALGARY, Alberta, Canada, June 15, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of June, 2004 payable on July 15, 2004 to all unitholders of record on June 30, 2004. The ex-distribution date is June 28, 2004.

Based on the June 15, 2004 closing price of $18.16 per trust unit, the May distribution represents an annualized cash-on-cash yield of approximately 8.3%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces July Distribution

CALGARY, Alberta, Canada, July 15, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of July, 2004 payable on August 16, 2004 to all unitholders of record on July 30, 2004. The ex-distribution date is July 28, 2004.

Based on the July 14, 2004 closing price of $18.85 per trust unit, the July distribution represents an annualized cash-on-cash yield of approximately 8.0%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

EWS RELEASE

For Immediate Release:

NEWALTA'S STRONG GROWTH CONTINUES

CALGARY, Alberta, August 10, 2004 – Newalta Income Fund (TSX: NAL.UN) today announces strong financial results for the second quarter of 2004.

"Our performance and our results in the second quarter of 2004 were consistent with expectations. We made excellent progress in strengthening the organization and developing opportunities to continue expanding our operations" said Al Cadotte, Newalta Income Fund's President and Chief Executive Officer.

Financial Results and Highlights ($000s except per unit data)	Three Months Ended June 30 (unaudited)			Six Months Ended June 30 (unaudited)		
	2004	2003	%Increase (Decrease)	2004	2003	%Increase (Decrease)
Revenue	40,449	34,543	17	83,338	72,953	14
Operating income excluding reorganization costs[1]	8,094	6,386	27	18,356	14,268	29
Operating income	8,094	5,675	43	18,356	9,073	102
Net earnings	7,879	5,852	35	17,753	7,879	125
Earnings per unit ($)	0.29	0.26	12	0.66	0.36	83
Diluted net earnings per unit ($)	0.28	0.26	8	0.65	0.35	86
EBITDA[2] excluding reorganization costs	11,982	10,049	19	25,829	21,767	19
EBITDA	11,982	9,338	28	25,829	16,572	56
Trailing 12 month EBITDA excluding reorganization costs				55,214	42,276	31
Trailing 12 month EBITDA				55,214	36,485	51
Cash flow[3] excluding reorganization costs	11,681	9,367	25	25,484	20,478	24
sh flow	11,681	8,656	35	25,484	15,264	67
- per unit(s)	0.43	0.39	10	0.94	0.69	36
Maintenance capital expenditures	3,315	1,289	157	4,340	2,709	60
Principal repayments	750	-	-	1,500	-	-
Cash available for growth and distributions excluding reorganization costs	7,587	9,489	(20)	19,611	19,247	2
- per unit - $	0.28	0.43	(35)	0.73	0.87	(16)
Cash available for growth and distributions	7,587	8,778	(14)	19,611	14,071	39
- per unit - $	0.28	0.40	(30)	0.73	0.64	14
Cash distributions declared [1]	10,193	5,993	70	19,214	7,976	141
- per unit - $	0.38	0.27	41	0.71	0.36	97
Growth and acquisition capital expenditures	11,396	723	1,476	25,661	883	2,806
Weighted average units outstanding[4] (000s)	27,147	22,196	22	27,011	22,042	23
Total units outstanding (000s)	27,240	22,406	22	27,240	22,406	22

[1] On March 1, 2003, Newalta Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $4.5 million was incurred in the first quarter of 2003 and $0.7 million in the second quarter of 2003.

[2] EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of operations and accumulated earnings as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian GAAP, and may not be comparable to similar measures presented by other funds or companies.

[3] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other neasures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report re based on operating cash flow before changes in non-cash working capital.

[4] For comparative purposes, the previously reported weighted average shares outstanding prior to March 1, 2003 have been converted to units on a 2:1 basis, and per unit calculations have been adjusted on this basis.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Second quarter revenue was up 17%, while operating income and cash flow before reorganization costs increased by 27% and 25% respectively, from the same period in 2003.
- EBITDA excluding reorganization costs increased by 19% for the second quarter compared to the same quarter last year.
- Second quarter net earnings improved 35% to $7.9 million or $0.28 per diluted unit.
- Oilfield revenue was $24.4 million for the quarter, an increase of 15%, and is up 12% for the first half of 2004. The increases are attributable to the continued effect of management initiatives completed in 2003 as well as strong market demand.
- Industrial revenue of $16.1 million increased by 20% in the second quarter compared to the same period last year. The increase is almost entirely attributable to the effect of acquisitions and growth capital expenditures completed late in 2003 and in the first half of 2004.
- A new credit facility of $90.0 million was secured in the quarter. As at June 30, 2004, $67.6 million of the available credit facility remained unutilized.
- One complementary acquisition was completed in the quarter at a total cost of $5.0 million. Total growth and acquisition capital expenditures in the quarter were $11.4 million compared to $0.7 million for the same period last year. During the quarter, internal growth capital spending estimates for 2004 were increased by $8.5 million to $28.5 million. Total capital expenditures for the year are estimated to be approximately $55.0 million, excluding any additional acquisitions. Maintenance capital, which is estimated to be approximately $8.0 million for the year, was $3.3 million in the second quarter compared to $1.3 million in 2003.
- By the end of the second quarter we had substantially completed all personnel recruitment in order to strengthen the organization to successfully manage our growth plans.

The consolidated financial statements and notes thereto and management's discussion and analysis are attached.

Management will hold a conference call on Wednesday, August 11, 2004 at 2:00 p.m. (ET) to discuss the Fund's performance for the three months ended June 30, 2004. To listen, please dial 1-800-814-4890 or 416-913-8746, or log onto the web cast at www.newalta.com. For those unable to listen to the live event, a rebroadcast will be available until midnight on August 18, 2004 by dialing 416-640-1917 or 1-877-289-8525 and entering the passcode 21081165 #.

Newalta Income Fund is an open ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

NEWALTA INCOME FUND

Management's Discussion and Analysis

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004

This document contains certain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund and Newalta Corporation (collectively "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta does not undertake any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of Newalta Income Fund (the "Fund") and notes thereto, the Management's Discussion and Analysis, and the Renewal Annual Information Form of the Fund for the year ended December 31, 2003 and the interim consolidated financial statements of the Fund and notes thereto for the three months and six months ended June 30, 2004.

The Fund is the successor organization to Newalta Corporation. Information for the three months and six months ended June 30, 2004, along with comparative information for 2003, is provided. Certain numbers from the prior period have been reclassified to conform to those reported for the Fund in the current period.

Management's discussion and analysis has been prepared taking into consideration information available to August 9, 2004.

OVERALL PERFORMANCE

ıewalta continued to deliver strong growth in the second quarter. Revenue increased by 17% and operating income excluding reorganization costs was 27% greater, mainly as a result of cost reduction efforts, productivity improvements and robust market conditions. Operating costs as a percentage of revenue were reduced to 60.2% from 62.3% in 2003. Our balance sheet is strong, and the demand for our products and services remains high. Cash flow excluding reorganization costs increased 25% quarter over quarter. During the quarter, a new credit facility was secured for $90.0 million. As at June 30, 2004, $67.6 million remained unutilized. We are well positioned for continued strong growth and performance.

Growth and acquisition capital expenditures in the quarter were $11.4 million compared to $0.7 million for the same period last year. One complementary acquisition was completed in the second quarter for $5.0 million, funded from the extendible term loan facility. Total growth capital and acquisition expenditures in the first half of 2004 were $25.7 million compared to $0.9 million in the first half of 2003. The new capital is expected to contribute to financial performance in the second half of 2004.

Cash flow excluding reorganization costs improved 25% to $11.7 million as compared to $9.4 million in 2003. Cash available for growth and distributions was $7.6 million for the quarter and $19.6 million for the first half of 2004. On a 12-month trailing basis, cash available for growth and distributions was $41.5 million, of which 82.4% or $34.2 million was declared as cash distributions to unitholders.

Net earnings increased by 35% in the second quarter compared to last year. Diluted net earnings were $0.28 per unit for the quarter and $0.26 per unit for the comparable quarter of the prior year.

Segmented information is discussed in Results of Operations.

RESULTS OF OPERATIONS

Revenue for the three months ended June 30, 2004 increased $5.9 million or 17% and is up 14% for the first half of 2004. The largest revenue increase was in the Industrial segment where revenue increased by 20% on the quarter and is up 18% for the first half of 2004. The Industrial increase for the quarter is mostly attributable to the effect of acquisitions and growth capital expenditures ompleted late in 2003 and in the first half of 2004. We expect increased contribution to operating income and earnings in the second ،alf of 2004 from these investments. Oilfield revenue increased by 15%, and is up 12% for the first half of 2004. Although commodity prices remained at high levels throughout the second quarter, both divisions were affected by wet weather which impacted on-site and drilling related services and restricted transportation of waste to our facilities. Oilfield performance in the second quarter remained strong with revenue and net margin improvements year over year. The volume of oil sold for Newalta's account increased 46% in the quarter, and the average price received for the oil increased 16%. Oil sales in the quarter were $3.8 million as compared to $2.2 million in 2003. Year to date in 2004, the average price decreased 1% and the volume of oil sold increased 32%.

The Oilfield division ("Oilfield") recovers and resells crude oil from oilfield wastes. Oilfield accounted for approximately 61% of Newalta's total assets and generated 60% of Newalta's total revenue for the quarter and 64% for the first half of 2004. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue comes from day to day production, with the balance from drilling related activities. Revenue is also impacted by activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI should result in an annual impact on Newalta's operating income of approximately $0.5 million. During the quarter, Oilfield recovered 227,000 barrels of crude oil and 92,000 barrels were sold for Newalta's account at an average price of Cdn $41.04 per barrel. In the comparable period of 2003, oil recoveries totaled 257,000 barrels including 63,000 barrels for Newalta's account, at an average price of Cdn $35.49 per barrel. Improvements in revenue were driven mainly by strong market demand for Oilfield's services, as well as management initiatives to increase pricing, add incremental revenue through strategic alliances and the development of on-site services.

Oilfield operating costs as a percentage of revenue were 49% as compared to 55% in 2003. Management cost reduction initiatives and productivity improvements contributed to a quarter over quarter increase of 33% in net margin. Coyote Oilfield Rentals was acquired in the quarter for approximately $5.0 million. This acquisition provides new opportunities in the growth and development of our on-site services. The outlook for Oilfield remains very positive. Strong market demand and robust commodity prices are widely expected to continue throughout 2004. These conditions, combined with an active internal growth program, an aggressive strategy to acquire complementary businesses in western Canada and the impact of management initiatives to improve revenue, reduce costs and improve productivity, should result in very strong performance in the second half of 2004.

he Industrial division ("Industrial") collects automotive and industrial wastes and waste lubricating oil in western Canada, which are processed into resaleable products. Industrial accounted for 34% of Newalta's total assets and generated 40% of Newalta's total revenue for the quarter and 36% for the first half of 2004. Industrial produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil and drilling oil. For the second quarter, approximately $7.5 million or 46% of Industrial revenue came from product sales compared to 52% in 2003. The balance of Industrial's revenue for the quarter was derived from

collection and transportation fees, which improved 34% to $8.6 million from $6.5 million in 2003. It is anticipated that collection and transportation revenue and product sales will share an equal percentage of total Industrial revenue in future periods. Industrial's performance is impacted by the general state of the economy in western Canada. The automotive after-market is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

Industrial revenue in the second quarter of 2004 improved 20% to $16.1 million. Recent acquisitions and growth capital have positively impacted revenue and net margin, but are not expected to provide meaningful contribution to operating income until the second half of 2004. The volume of collected lube oil was down slightly for the quarter at 13.1 million liters compared to 13.7 million liters in 2003. During the quarter, management implemented a new pricing strategy for the oil recycling business. The new strategy is expected to increase the volumes of oil collected, optimize utilization of the recycling facilities and increase the production of recycled oil. In the second quarter the new pricing strategy had the effect of reducing oil collection revenue, with little impact on oil volumes collected. The increase in oil volumes and consequential increase in net margin as a result of the pricing strategy are expected in the second half of 2004. Industrial will continue to focus on developing product markets, increasing collection activities in the waste water market, centrifugation of sludges and the acquisition of complementary businesses.

Selling, general and administrative costs of $4.1 million were 10% of revenue in the second quarter of 2004 as compared to $3.0 million or 8.6% of revenue in 2003. The increase is mostly attributed to increases in staffing levels to prepare for future growth in the business. As at June 30, 2004, all personnel recruitment initiatives were substantially complete. Management's goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less. For the first half of 2004, selling, general, and administrative costs were 10% of revenue compared to 9% of revenue in 2003.

Depreciation and accretion for the second quarter increased to 9% of revenue from 8% of revenue in 2003. The increase in depreciation was a result of the 2003 capital spending program.

Interest expense was lower compared to the same period in 2003 as a result of reduced debt levels. Debt levels were lowered by the cash flow made available by the strong financial performance of 2003 and the October 2003 equity issue.

Income tax expense for the quarter was $0.2 million as compared to a recovery of $0.2 million in 2003. Current tax expense related to large corporation taxes and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2004, with the exception of large corporation tax and provincial capital taxes.

Net earnings for the three months ended June 30, 2004 were $7.9 million compared to $5.9 million in 2003. Diluted net earnings were $0.28 per unit for the second quarter compared to $0.26 per unit in 2003. Diluted net earnings for the quarter were impacted by the October 2003 equity issue which was used to fund the current capital program, the majority of which will not impact financial results until the second half of 2004.

During the second quarter of 2004, holders of rights to acquire trust units exercised certain of their rights and 164,533 units were issued by the Fund for proceeds of $1.4 million. As at July 31, 2004, the Fund had 27,244,421 units outstanding and 1,352,670 rights to acquire trust units outstanding.

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 27% of year-end revenue and typically averages approximately 23%. Second quarter revenue averages approximately 21% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 29% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars.

LIQUIDITY

During the three months ended June 30, 2004, Newalta generated cash flow of $11.7 million. Cash flow per unit was $0.43 compared to $0.39 for the same quarter in 2003. The modest increase in cash flow per unit is reflective of the increase in the number of units from the October 2003 equity issue.

Scheduled principal payments in the period were $0.8 million. As a result of the renegotiation of the credit facility, no further principal repayments are due until July 2006, at the earliest. During the first six months of 2004, Newalta generated $0.4 million of cash flow in excess of its declared distributions. This was in line with our plans and was expected as the second quarter of 2004 is typically Newalta's weakest quarter. On a 12-month trailing basis, we generated $4.1 million of cash flow in excess of declared distributions calculated as follows:

($ millions)	12-month trailing
Cash flow from operations	53.8
Maintenance Capital	(9.0)
Asset retirement and deferred costs	(.3)
Debt repayment	(3.0)
Cash available for growth and distribution	41.5
Growth capital and acquisitions funded by cash flow	(3.2)
Cash available for distribution	38.3
Distributions declared	34.2
Excess cash	4.1

Newalta currently has a $25.0 million operating line to fund working capital requirements, of which $19.6 million is unutilized. Newalta's current financial performance is well in excess of its debt covenants. The Fund does not have a stability rating.

CAPITAL RESOURCES

It is estimated that spending on internal growth projects will be approximately $28.5 million in total for 2004. For the first half of 2004, $9.8 million was spent on internal growth projects ($0.9 million in 2003), which are expected to contribute to Newalta's financial performance in the second half. Future expenditures for growth capital and acquisitions will be funded from working capital and the extendible term credit facility. Total capital expenditures for 2004 are estimated to be approximately $55.0 million, of which $47.0 million relates to internal growth and acquisitions and $8.0 million relates to maintenance capital. Second quarter maintenance capital expenditures were $3.3 million compared to $1.3 million in 2003. Higher maintenance capital spending was incurred in the second quarter in order to gear up for expected higher activity levels in the second half of 2004. Maintenance capital expenditures were funded from cash flow.

At June 30, 2004, Newalta had working capital of $18.8 million, down from $31.1 million at December 31, 2003. The decrease in working capital is primarily the result of funding growth capital and acquisitions (totaling $25.7 million for the first half of 2004).

Effective May 19, 2004, the Fund secured a new credit facility. This facility provides for a $25.0 million operating line plus a $65.0 million extendible term facility. At June 30, 2004, Newalta had $19.6 million of unutilized operating line and $48.0 million of unutilized extendible term facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta at market rates. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total amount paid for these legal services in the second quarter was $0.2 million in 2004 and $0.2 million in 2003. For the six months ending June 30, 2004 these legal services were $0.2 million compared to $0.7 million in 2003.

Newalta provides Oilfield services to Paramount Resources Ltd. at market rates. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by Newalta to Paramount Resources Ltd., in the second quarter, was $0.1 million in 2004 and $0.1 million in 2003 ($0.2 million year to date compared to $0.2 million in 2003).

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

During 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments.* This amendment requires expensing of the fair value of equity-based compensation for fiscal years beginning on or after January 1, 2004, and allowed for the early adoption of the guidelines for the year 2003. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis for 2003. The non-cash expense for the three months ended June 30, 2004 was $0.1 million ($0.2 million in 2003), and for the six months ended June 30, 2004 was $0.3 million ($0.6 million in 2003).

ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. This change in accounting standards affects the way the Fund records its obligation for the eventual restoration of plants and facilities. The comparative financial statements for 2003 have been adjusted to show the impact of the change in accounting treatment. The increase in non-cash expenses is not material.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Renewal Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Renewal Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund

Consolidated Balance Sheets

($000s) (unaudited)	June 30, 2004	December 31, 2003 (note 2)
Assets		
Current assets		
Cash	-	12,529
Accounts receivable	32,602	30,705
Inventories	7,390	7,897
Prepaid expenses	3,609	979
Future income tax	3,600	2,000
	47,201	54,110
Capital assets and intangibles	240,252	219,526
Goodwill	13,212	10,782
Deferred costs	881	854
	301,546	285,272
Liabilities		
Current liabilities		
Bank indebtedness	5,365	-
Accounts payable	19,631	17,162
Distribution payable (Note 10)	3,405	2,818
Current portion of long-term debt	-	3,002
	28,401	22,982
Long-term debt (Note 4)	17,000	10,500
Future income taxes	39,814	37,911
Asset retirement obligation (Note 2a)	5,033	4,736
	90,248	76,129
Unitholders' Equity		
Unitholders' capital (Note 5)	153,134	149,798
Contributed surplus	1,322	1,041
Accumulated earnings	99,015	81,262
Accumulated cash distributions (Note 10)	(42,173)	(22,958)
	211,298	209,143
	301,546	285,272

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

($000s) (unaudited)	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2004	2003 (Note 2)	**2004**	2003 (Note 2)
Revenue	**40,449**	34,543	**83,338**	72,953
Expenses				
Operating	**24,345**	21,514	**49,256**	44,784
Selling, general and administrative	**4,122**	2,980	**8,253**	6,402
Interest	**250**	783	**326**	1,591
Depreciation and accretion	**3,638**	2,880	**7,147**	5,908
Reorganization	**-**	711	**-**	5,195
	32,355	28,868	**64,982**	63,880
Operating income	**8,094**	5,675	**18,356**	9,073
Provisions for income taxes				
Current	**175**	75	**300**	250
Future (Note 7)	**40**	(252)	**303**	944
	215	(177)	**603**	1,194
Net earnings	**7,879**	5,852	**17,753**	7,879
Accumulated earnings, beginning of period, as reported	**91,136**	56,498	**81,123**	54,312
Cumulative effect of change in accounting policy (Note 2)	**-**	-	**139**	159
Accumulated earnings, end of period	**99,015**	62,350	**99,015**	62,350
Earnings per unit (Note 8)	**$0.29**	$0.26	**$0.66**	$0.36
Diluted earnings per unit (Note 8)	**$0.28**	$0.26	**$0.65**	$0.35

Newalta Income Fund

Consolidated Statements of Cash Flows

($000's) (unaudited)	For the Three Months Ended June 30 2004	2003	For the Six Months Ended June 30 2004	2003
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	7,879	5,852	17,753	7,879
Items not requiring cash:				
Depreciation and accretion	3,638	2,880	7,147	5,908
Future income taxes	40	(252)	303	944
Stock compensation expense	124	176	281	552
Reorganization	-	-	-	(19)
Cash flow from operations	11,681	8,656	25,484	15,264
Decrease (increase) in working capital	3,339	1,333	(1,551)	(2,155)
Asset retirement costs incurred	(5)	(1)	(28)	(30)
	15,015	9,988	23,905	13,079
Investing activities				
Additions to capital assets	(9,575)	(2,012)	(14,150)	(3,592)
Net proceeds on sale of capital assets	-	1,415	22	1,515
Acquisitions (Note 3)	(5,136)	-	(15,851)	-
Deferred costs	(24)	(3)	(27)	(7)
	(14,735)	(600)	(30,006)	(2,084)
Financing activities				
Issuance (repurchase) of units	1,434	-	3,336	(61)
Increase (decrease) in debt and debentures	4,249	(1)	3,498	(4,086)
Distributions to unitholders	(10,172)	(5,960)	(18,627)	(5,960)
	(4,489)	(5,961)	(11,793)	(10,107)
Net cash inflow (outflow)	(4,209)	3,427	(17,894)	888
Cash (bank indebtedness), beginning of period	(1,156)	(3,298)	12,529	(759)
Bank indebtedness, end of period	(5,365)	129	(5,365)	129

Supplementary information:

Interest paid	477	467	651	1,648
Income taxes paid	190	110	324	234

($000s) (Unaudited)

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through a network of integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1) Summary of Significant Accounting Policies

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003, except for the changes in accounting policies as described in Note 2. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2003 as contained in the Annual Report for fiscal 2003.

Financial results can vary from quarter to quarter depending on weather conditions, commodity prices, market demand and capital investments. First quarter revenue can range from 20% to 27% of year-end revenue and averages approximately 23%. Second quarter revenue averages approximately 21% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 29% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2004 and 2003.

2) Changes in Accounting Policies

a) **Asset retirement obligations:** In December 2002 the Canadian Institute of Chartered Accountants ("CICA") issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.3 million. The fair value of this liability at December 31, 2003 was $4,736 using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the three months ended June 30, 2004 was $95 ($86 in 2003). For the six months ended June 30, 2004 accretion expense totaled $192 ($172 in 2003).

b) **Stock-based compensation:** During the fourth quarter of 2003, the Fund adopted certain provisions of the CICA's amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules the Fund chose to early adopt these provisions on a prospective basis. On a comparative basis, this would have resulted in an increase in contributed surplus for this change, and a corresponding non-cash charge of $176 ($0.008 per unit) for the three months ended June 30, 2003 and of $234 ($0.011 per unit) for the six months ended June 30, 2003. The Interim Financial Statements for June 30, 2003 have been adjusted

to include these revised amounts. The corresponding non-cash expense for the three month period in 2004 was $124 ($0.005 per unit), and for the six month period in 2004 was $281 ($0.010 per unit).

c) **Impairment of Long-Lived Assets**: Effective January 1, 2004, the Fund adopted the new recommendation that the CICA issued in December 2002 on the impairment of long-lived assets. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which carrying amount of the asset exceeds its fair value. As at January 1, 2004 and June 30, 2004 there were no indications of impairment of long-lived assets.

To account for the changes in accounting policies as outlined in (a) and (b) above, the historical amounts in the financial statements have been adjusted as follows:

Consolidated Balance Sheets	At December 31, 2003	Asset Retirement Obligation Adjustments	Adjusted December 31, 2003
Capital assets and intangibles	217,517	2,009	219,526
Future income tax	37,841	70	37,911
Site restoration	2,936	(2,936)	-
Asset retirement obligation	-	4,736	4,736
Accumulated earnings	81,123	139	81,262

Consolidated Statements of Operations and Accumulated Earnings	For the three months ended June 30, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted three months ended June 30, 2003
Site restoration expense	128	(128)	-	-
Depreciation and accretion expense	2,746	134	-	2,880
Future income tax recovery	(250)	(2)	-	(252)
Stock-based compensation expense	-	-	176	176
Net earnings	6,032	(4)	(176)	5,852
Earnings per unit	$0.27	-	(0.01)	$0.26
Diluted earnings per unit	$0.27	-	(0.01)	$0.26

	For the six months ended June 30, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted six months ended June 30, 2003
Site restoration expense	255	(255)	-	-
Depreciation and accretion expense	5,642	266	-	5,908
Future income tax provision	948	(4)	-	944
Stock-based compensation expense	318	-	234	552
Net earnings	8,120	(7)	(234)	7,879
Earnings per unit	$0.37	-	(0.01)	$0.36
Diluted earnings per unit	$0.36	-	(0.01)	$0.35

3) **Acquisitions**

On May 31, 2004 the Fund acquired the assets of an oilfield rental business located in Nisku, Alberta.

The Fund also made three acquisitions during the three months ended March 31, 2004. The Fund acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; and on March 31, 2004 acquired the business and assets of an Industrial Services company in Cranbrook, B.C. The amount of the consideration given and the assets received were:

	First Quarter	Second Quarter	Total
Total cash consideration	10,715	5,136	15,851
Land	300	-	300
Plant & equipment	6,496	4,639	11,135
Intangibles	1,120	500	1,620
Petroleum & natural gas rights	500	-	500
Goodwill	2,430	-	2,430
Asset retirement obligation	(131)	(3)	(134)
Total	10,715	5,136	15,851

Certain of the above amounts are management's current estimate of the known and expected fair values, and may change as final information becomes known.

4) **Long term Debt**

Effective May 19, 2004 the Fund secured a new credit facility. The credit facility provides for a $25,000 operating line plus a $65,000 extendible term facility. The credit facility is secured principally by a general security agreement over the Fund's assets. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a BA based rate, at the Fund's option. The operating facility charges interest at the Banks' prime rate, or at the BA rate plus 1.25%. The term facility charges interest at the Banks' prime rate plus 0.25%, or at the BA rate plus 1.75%. The term loan is subject to an annual review, and extension at the option of the lender. If an extension is not granted, principal repayments would commence in 15 months at the quarterly rate of one-twelfth of the outstanding indebtedness for 3 quarters and a balloon payment for the balance at the end of the fourth quarter.

5) **Unitholders' Capital**

On March 1, 2003 and pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights, conversion of debentures, purchase of assets, and issuance of new equity.

	Units/Shares (000's)	Amount
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement	(43,621)	(98,207)
	-	-
Units issued under the plan of arrangement	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures	750	6,000
Units issued on asset purchase	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	404	3,336
Units outstanding as at June 30, 2004	27,240	153,134

The Fund declared distributions of $0.105 per unit for each of the months of January and February, 2004, increasing to $0.125 for the months of March through June, 2004. For the six month period, a total of $0.69 per unit, or $18,627 has been distributed to unitholders. From inception on March 1, 2003 to July 15, 2004, a total of $42,173 has been distributed to unitholders.

6) **Trust Unit Rights Incentive Plan**

During the six month period, officers, trustees and employees exercised rights to acquire units of the Fund. A total of 404,329 rights were exercised for $3,336.

On June 1, 2004 a total of 347,500 Rights were granted to certain trustees, officers, and employees of the Fund at the market price of $17.95 per unit, and valued on the date of issuance using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 8.35%; a vesting period of 5 years; and an expected volatility of 20.48%.

7) **Future Income Tax**

On March 31, 2004 the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

8) **Earnings per Unit**

Basic per unit calculations for the periods ending June 30 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights and the convertible debentures.

	Three Months Ended June 30		**Six Months Ended June 30**	
	2004	2003	**2004**	2003
Weighted average number of units	**27,147**	22,196	**27,011**	22,042
Net additional units if rights exercised	**461**	584	**448**	102
Additional units if debentures converted	-	117	-	753
Diluted weighted average number of units	**27,608**	22,897	**27,459**	22,897

9) **Reconciliation of Unitholder Distributions Declared and Paid**

	Three Months Ended June 30		**Six Months Ended June 30**	
	2004	2003	**2004**	2003
Cash flow from operations before reorganization costs	**11,681**	9,367	**25,484**	20,478
Maintenance capital expenditures	**(3,315)**	(1,289)	**(4,340)**	(2,709)
Asset retirement and deferred costs	**(29)**	(4)	**(55)**	(37)
Net proceeds on sales of fixed assets	-	1,415	**22**	1,515
Scheduled principal repayment	**(750)**	-	**(1,500)**	-
Cash available for growth and distribution before reorganization costs	**7,587**	9,489	**19,611**	19,247
Reorganization costs	-	(711)	-	(5,176)
Cash available for growth and distribution	**7,587**	8,778	**19,611**	14,071
Unitholder distributions declared	**10,193**	5,993	**19,214**	7,976
- per unit - $	**0.375**	0.27	**0.71**	0.36
Unitholder distributions paid	**10,172**	5,960	**18,627**	5,960
- per unit - $	**0.375**	0.27	**0.69**	0.27

10) **Reconciliation of Accumulated Unitholder Distributions**

Balance, December 31, 2002	-
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared	(2,818)
Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid	(15,810)
Unitholder distributions declared	(3,405)
Balance, June 30, 2004	(42,173)

11) **Segmented Information**

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resaleable products.

For the three months ended June 30 ($000's)

2004	**Oilfield**	**Industrial**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**24,353**	**16,096**			**40,449**
Inter segment revenue[1]	**78**	**26**	**(104)**		**-**
Operating expense	**11,911**	**12,538**	**(104)**		**24,345**
Depreciation and accretion	**2,166**	**1,253**		**219**	**3,638**
Net margin	**10,354**	**2,331**		**(219)**	**12,466**
Selling, general and administrative				**4,122**	**4,122**
Interest expense				**250**	**250**
Operating income	**10,354**	**2,331**		**(4,591)**	**8,094**
Capital expenditures	**11,892**	**1,877**		**942**	**14,711**
Goodwill	**10,782**	**2,430**			**13,212**
Total assets	**185,052**	**101,853**		**14,641**	**301,546**

2003 (Note 2)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	21,177	13,366			34,543
Inter segment revenue[1]	(5)	(20)	25		-
Operating expense	11,573	9,916	25		21,514
Depreciation and accretion	1,794	893		193	2,880
Net margin	7,805	2,537		(193)	10,149
Selling, general and administrative				2,980	2,980
Interest expense				783	783
Reorganization costs				711	711
Operating income	7,805	2,537		(4,667)	5,675
Capital expenditures	1,289	218		505	2,012
Goodwill	10,782				10,782
Total assets	162,077	84,896		7,771	254,744

[1] Inter-segment Revenue are recorded at market, less the costs of serving external customers.
[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

For the six months ended June 30 ($000's)

2004	**Oilfield**	**Industrial**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	53,142	30,196			83,338
Inter segment revenue[1]	87	37	(124)		-
Operating expense	25,351	24,029	(124)		49,256
Depreciation and accretion	4,330	2,378		439	7,147
Net margin	23,548	3,826		(439)	26,935
Selling, general and administrative				8,253	8,253
Interest expense				326	326
Operating income	23,548	3,826		(9,018)	18,356
Capital expenditures	16,321	11,555		2,125	30,001
Goodwill	10,782	2,430			13,212
Total assets	185,052	101,853		14,641	301,546

2003 (Note 2)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	47,283	25,670			72,953
Inter segment revenue[1]	46	64	(110)		-
Operating expense	24,131	20,763	(110)		44,784
Depreciation and accretion	3,568	1,954		386	5,908
Net margin	19,630	3,017		(386)	22,261
Selling, general and administrative				6,402	6,402
Interest expense				1,591	1,591
Reorganization costs				5,195	5,195
Operating income	19,630	3,017		(13,574)	9,073
Capital expenditures	2,525	929		138	3,592
Goodwill	10,782				10,782
Total assets	162,077	84,896		7,771	254,744

[1] Inter-segment Revenue are recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces August Distribution

CALGARY, Alberta, Canada, August 16, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of August, 2004 payable on September 15, 2004 to all unitholders of record on August 31, 2004. The ex-distribution date is August 27, 2004.

Based on the August 16, 2004 closing price of $18.81 per trust unit, the August distribution represents an annualized cash-on-cash yield of approximately 8.0%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces September Distribution

CALGARY, Alberta, Canada, September 15, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of September, 2004 payable on October 15, 2004 to all unitholders of record on September 30, 2004. The ex-distribution date is September 28, 2004.

Based on the September 15, 2004 closing price of $19.67 per trust unit, the September distribution represents an annualized cash-on-cash yield of approximately 7.6%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces Receipt of Regulatory Approvals for DRIP Plan

CALGARY, Alberta, Canada, September 20, 2004 – Newalta Income Fund ("Newalta") today announced that it has received all required regulatory approvals relating to its Distribution Reinvestment Plan (the "DRIP Plan") and that the distribution payable on October 15, 2004 will be eligible for reinvestment under the DRIP Plan.

The DRIP Plan provides eligible Unitholders of Newalta with the opportunity to reinvest their monthly cash distributions to acquire additional Units of Newalta at a purchase price equal to 95% of the average market price (defined as the volume weighted average trading price of the Units for the 10 trading days immediately preceding the distribution payment date). No additional commissions, service charges or brokerage fees will be charged to a Unitholder in connection with the reinvestment of distributions under the DRIP Plan.

The full text of the DRIP Plan and an Authorization Form are being mailed to Unitholders and are also available on Newalta's website at www.newalta.com.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com

NEWALTA INCOME FUND

RENEWAL ANNUAL INFORMATION FORM

May 16, 2003

NEWALTA
Better ways to manage waste

NEWALTA INCOME FUND
TABLE OF CONTENTS

Page

NEWALTA INCOME FUND 1

INFORMATION CONCERNING NEWALTA CORPORATION 2

- Background 2
- Operations of Newalta 5
- Oilfield Division 5
- Industrial Division 6
- Selected Financial Information 7
- Three Year Financial Data 7
- Quarterly Financial Data 8
- Management's Discussion and Analysis 8
- Share Capital 8
- Notes 8
- Distribution Policy 10
- Directors and Officers 10
- Risk Factors Affecting the Business of Newalta Fund and Newalta 11
- Risks Related to the Structure of Newalta Fund 15

ADDITIONAL INFORMATION RESPECTING NEWALTA INCOME FUND 16

- Trust Units 16
- Mutual Fund Trust Requirements 16
- Liability of Unitholder 17
- Issuance of Trust Units 17
- Distributions 18
- Redemption of Trust Units 19
- Meetings of Unitholders 21
- Information and Reports 22
- Takeover Bids 22
- The Trustees 22
- Liability of the Trustees 23
- Amendments to the Deed of Trust 24
- Limitations on the Powers of the Trustees 25
- Limitation on Non-Resident Ownership 26
- Management of Newalta Fund 26

ADDITIONAL INFORMATION 27

GLOSSARY OF TERMS 29

Certain statements contained in this Annual Information Form constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of unit price, debt service, expansion into eastern Canada, and future capital needs. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, those which are discussed under the heading "Risk Factors Affecting the Business of Newalta Fund and Newalta". Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

NEWALTA INCOME FUND

Newalta Income Fund (the "Newalta Fund") was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund will be, for Canadian tax purposes, an unincorporated open-end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta Corporation ("Newalta"). Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation. The head and principal office of Newalta Fund is located at 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to indirectly acquire and hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes. Newalta Fund participates in the cash flow from the business carried on by Newalta through its ownership of the Common Shares and Notes.

The Trustees of Newalta Fund may declare payable to the Unitholders all or any part of the net Income of Newalta Fund. See "Additional Information Respecting Newalta Income Fund – Distributions".

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the Board of Trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the interest income earned from and the repayments of principal on the Notes, dividends (if any) received on and amounts, if any, received on redemption of, the Common Shares after expenses and capital expenditures, any cash redemptions of Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to fund capital expenditures and to distribute the balance to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the Board of Trustees of Newalta Fund and may vary from month to month depending on, among other things, actual income received by Newalta Fund. See "Additional Information Respecting Newalta Income Fund".

Newalta Fund is restricted to:

(a) investing, directly or indirectly, in any of the securities issued by Newalta and borrowing funds for that purpose;

(b) investing in any other securities of any person and making such investments as the Trustees may determine and borrowing funds for that purpose; provided that, such investments do not at the time of investment: (i) prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Trust Units being disqualified for investment by Exempt Holders;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees and other securities for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders;

(d) issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of Newalta Fund, implementing compensation plans, if any, established by the Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;

(e) issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;

(f) repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing paragraphs (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

Newalta Fund shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

The Trust Units are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "NAL-UN".

INFORMATION CONCERNING NEWALTA CORPORATION

Background

Newalta was incorporated pursuant to the ABCA on July 15, 1980, and was continued under the ABCA on August 31, 1984. On June 4, 1991, two wholly-owned subsidiaries of Newalta amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta and continued under the name Newalta Corporation. On January 1, 2002, Newalta amalgamated with three of its wholly-owned subsidiaries and continued under the name Newalta Corporation. On March 1, 2003, pursuant to the terms of the Arrangement, Newalta amalgamated with Newalta Acquisition Corporation. The head office of Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

General

Newalta is engaged in the processing and recovery of resalable products from waste materials. Newalta provides waste management and recycling services in western Canada through a network of 34 operating facilities with many of these facilities recently constructed or with substantial reinvestments. Newalta currently has approximately 500 employees.

Newalta commenced operations in 1982. In 1992, new management developed a growth strategy around its profitable Conventional Oilfield sector. During the period 1992 to 1996, Newalta added three new sectors: Heavy Oilfield in 1993, Oil Recycling in late 1994 and Industrial in mid 1996. From September of 1992 to the end of 2002, Newalta acquired and/or built 30 facilities and during this period experienced an average of more than 25% annual growth in revenues and earnings. Approximately half of this growth has been attributable to acquisitions while the balance has been attributable to the development of new facilities and additional services at new and acquired facilities.

Newalta's capital assets include approximately $205 million (based on net book value) in plant and equipment with only approximately $11 million (based on net book value) in goodwill. Over the past 10 years, earnings before interest, taxes, depreciation and amortization has averaged 30% of revenue and 20% of the capital assets. Newalta's balance sheet is strong, with long term debt marginally above one times EBITDA.

Since 1994, Newalta has focused on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Centrifuge technology developed in the Conventional Oilfield sector has been successfully integrated into the Heavy Oilfield and Industrial sector. Technology and market development in the Oil Recycling sector have led to improved products and new market opportunities.

In 2002, Newalta combined the Conventional and Heavy Oilfield sectors to form the Oilfield division and combined the Industrial and Oil Recycling sectors to form the Industrial division.

During 2002, Newalta's Oilfield division operated at approximately 67% of capacity, consistent with the anticipated commodity pricing environment. In 2002, Newalta continued to develop market opportunities in the Industrial division, captured collection and operating efficiencies and continued the integration of its capabilities throughout its entire facility network.

A more stringent regulatory environment and initiatives of major producers to improve collection and recycling programs have substantially increased volumes of waste collected and recycled in recent years. A key competitive advantage for Newalta is an integrated collection network required to achieve a cost-effective system. To establish this type of a network represents a substantial barrier to any new entrants in the market. High barriers to entry include: (i) the requirement for new facilities to achieve regulatory approval, a process that can take up to two years; (ii) high capital costs to establish new facilities; and (iii) the combination of transportation and disposal costs which results in competitive market conditions.

Newalta has attracted the most qualified individuals in the industry from across Canada. Executives and senior managers have a broad range of experience covering all aspects of the industrial waste management business in Canada.

Newalta has a very strong environmental and safety program and has the disciplined management and comprehensive procedures to sustain excellence. Newalta's primary focus on processing industrial wastes (as compared to landfilling) dramatically reduces its long-term liabilities.

On April 4, 2002, Newalta completed a bought deal financing by issuing 8,219,179 Common Shares at a price of $3.65 per share, for total gross proceeds of approximately $30 million.

Acquisitions in 2002

Newalta acquired a waste lube oil re-refinery and related collection network effective on September 1, 2002. The re-refinery and related collection network, which has historically generated annual revenues of approximately $20 million, has been integrated into the Newalta facility network. The purchase price of $9.0 million consisted of $3.0 million in cash and the issuance of the 9½% Debentures convertible into Trust Units on the basis of $8.00 principal amount per unit. Half of the principal amount of the 9½% Debentures will mature on September 1, 2003 with the remaining debentures maturing on September 1, 2004. On May 6, 2003, the holder of the 9½% Debentures converted $1.0 million principal amount of the debentures and was issued 125,000 Trust Units.

Acquisitions in 2001

On June 18, 2001, Newalta acquired the industrial water recovery facility of Aqua-Pure Ventures Inc. ("Aqua-Pure") located in Calgary, Alberta. This acquisition enhanced Newalta's multiple waste stream processing capabilities. The purchase price of $3.5 million consisted of the issuance of 857,143 Common Shares and $0.5 million cash. The acquisition included the exclusive use in Canada for third party waste disposal and treatment of Aqua-Pure's proprietary Compact Rising Film Evaporator and Electrofloc technologies. These technologies have application in the Oilfield division as well as throughout the Industrial division. This acquisition has afforded Newalta with the opportunity to utilize state-of-the-art technology for water recovery in all of its operations.

On August 20, 2001, Newalta, pursuant to a plan of arrangement, acquired all of the issued and outstanding shares of Anadime Corporation ("Anadime"), an oilfield services company offering waste processing and treatment solutions to the oil and gas industry in western Canada for a deemed total cost of $20.9 million. The cost to acquire Anadime consisted of the issuance of 2,677,894 Common Shares, the assumption of liabilities (including convertible debentures in the aggregate principal amount of $3 million) and net working capital deficiency in the amount of $8.6 million and the payment of $3.3 million in acquisition and related costs. The debentures were subsequently redeemed by Newalta on February 28, 2003.

Through the acquisition of Anadime, Newalta acquired five licensed oilfield waste management facilities located at Niton Junction, Hays, Stettler, Elk Point and Provost, Alberta as well as a terminalling facility at Willesden Green, Alberta. The former Anadime Elk Point facility was closed and integrated into Newalta's pre-existing Elk Point facility in the fourth quarter of 2001. The addition of the expertise of the Anadime employees has strengthened Newalta's position in oilfield waste management and has allowed Newalta to realize substantial operating synergies in staffing and facilities.

Operations of Newalta

Newalta has two reportable segments: the Oilfield division and the Industrial division. The following table sets out the revenues generated from the two divisions over the last two fiscal years:

	Number of Facilities	Years ended December 31			
		2002		2001	
		$ (in thousands)	% of total revenue	$ (in thousands)	% of total revenue
Oilfield	21	75,100	67	62,900	68
Industrial	13	36,600	33	30,100	32
Total	34	111,700	100	93,000	100

Oilfield Division

The Oilfield division of Newalta provides the oil and gas industry with waste management and recycling services through a network of 21 facilities. This division of Newalta specializes in processing oilfield waste material including tank bottoms, drilling muds, work-over fluids, produced sands and spill material in order to recover crude oil for sale. Newalta also provides emulsion treating, oil terminalling, water disposal, tank washing, luggar and drillsite container services. This division of Newalta is driven by crude oil production and organic growth opportunities are modest. Coverage of the market by Newalta and Canadian Crude Separators Inc. ("CCS") is complete and therefore new facilities would not be justified.

Currently, the Oilfield division has over 1,400 customers, the top 20 of which account for approximately 52% of total division revenues, with no one customer representing more than 8% of such revenues. Newalta currently owns approximately 50% of all of the oilfield waste management facilities located in western Canada.

The Oilfield division recovers and markets crude oil from oilfield wastes. Revenues in this division were approximately $75.1 million for the year ended December 31, 2002, compared to $62.9 million for the year ended December 31, 2001. Approximately 85% of the waste materials received are generated from ongoing oil production in western Canada, with the balance generated from drilling activity. This division accounts for 61% of Newalta's total assets and generates 67% of Newalta's total revenue.

Revenue from the Oilfield division is generated from: (i) the fees charged for the treatment and processing of various oilfield waste materials; and (ii) the sale of recovered crude oil. In periods of a declining crude oil pricing environment, there is an immediate negative impact on Newalta's revenues and margins from reduced prices received by Newalta for its recovered and sold crude oil. The impact of declining crude oil prices on volumes of oilfield waste materials received by Newalta for processing also has an immediate negative effect on revenues and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower economics and higher volumes of waste materials generated in heavy oil production as compared to light conventional oil production. With the decline of the heavy facilities contribution to total revenue (11% in 2002 from 25% in 1997), Newalta is currently less sensitive to fluctuations in heavy oil prices. The following graphs illustrate the stability of Newalta's margins as a percentage of revenue from conventional oil production compared to the fluctuations in the price of crude oil and the fluctuations in Newalta's margins as a percentage of revenue from heavy oil production compared to the fluctuations in the price of crude oil:


STABLE CONVENTIONAL / OILFIELD MARGINS
$22
$14
$32
$23
39%
44%
44%
47%
41%
42%
35%
38%
43%
44%
43%
49%
43%
47%
Branch Margin as % of Revenue
WTI Price ($'s US)
1 2 1996
1 2 1997
1 2 1998
1 2 1999
1 2 2000
1 2 2001
1 2E 2002
VARIABLE HEAVY / OILFIELD MARGINS
$30
$13
$35
$23
67%
69%
65%
58%
22%
26%
41%
37%
52%
42%
35%
46%
29%
38%
Branch Margin as % of Revenue
Bow River Net Price ($'s Cdn)
1 2 1996
1 2 1997
1 2 1998
1 2 1999
1 2 2000
1 2 2001
1 2E 2002

During 2002, the Oilfield facilities processed approximately 500,000 cubic meters of waste solids and fluids. During 2002, Newalta continued the development of centrifuge technology to recover crude oil from difficult-to-treat liquid waste oil streams. In 2002, a total of approximately 1,067,000 bbls of crude oil was recovered of which 227,000 bbls were sold for Newalta's account, with the balance credited to customers. This compares to 881,000 bbls and 208,000 bbls, respectively for 2001. Newalta has also continued to implement new pricing strategies which promote recycling and recovery, including a carbon dioxide emission credit program.

In 2002, approximately $12.0 million of capital was spent in this division. Major expansions and upgrades were undertaken at Zama, Drayton Valley, Hughenden and Elk Point, Alberta. Newalta continued to develop a fifth cavern at its facility located at Hughenden, Alberta. Newalta's near term growth strategy will concentrate on integrating Newalta's network of operating facilities and expanding the range of services provided to existing customers.

Industrial Division

Newalta collects industrial wastes from approximately 9,800 customers through a network of 13 facilities in western Canada. Waste streams include waste lubricating oils, solvents, glycols, paint wastes, oily waters, oil filters and oily sludges. Waste oils are bulked and shipped for processing at Newalta's Edmonton, Airdrie and North Vancouver facilities, where value added fuel streams and base oils are produced and sold to a variety of industrial customers as fuel, carrier fluids and base lube oil. Solvents and glycols are bulked and transported to Newalta's processing facility in Raymond, Alberta for distillation and subsequent resale as a recycled product. Fees charged for the collection and transportation

of waste account for approximately 50% of revenues from this division. The remaining 50% is generated from the sale of recycled products.

For the year ended December 31, 2002, this division generated revenues of approximately $36.6 million ($30.1 million in 2001), representing 33% of Newalta's total revenue in 2002. The top 20 customers of this division account for approximately 30% of Industrial's revenue, with no one customer currently representing more than 6% of such revenues.

In 2002, approximately $14.0 million of capital was invested in this division. Major expansions and upgrades were undertaken at facilities located at Airdrie, Calgary, Alberta and Nanaimo, British Columbia. The acquisition of the waste lube oil re-refinery and related collection network in September 2002 completed the Industrial network in western Canada.

During 2002, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and improving prices for recycled products. In addition, during this period, Newalta focused its efforts on increasing its market share thereby increasing the level at which its facilities operate. Newalta also expanded its collection network by utilizing its network of Oilfield facilities to collect waste lubricating oil. Newalta anticipates revenue growth in this division for the year 2003 from continued market development and the integration of the re-refinery and related collection network acquired on September 1, 2002.

Selected Financial Information

The following selected financial data for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 in the table below has been derived from the audited financial statements of Newalta for the periods indicated, which have been prepared in accordance with Canadian generally accepted accounting principles.

Three Year Financial Data
(000s of dollars, except per share data)

	Year Ended December 31		
	2002	2001	2000
Total Revenues	111,666	92,960	78,421
Net earnings	12,417	10,239	7,718
Net earnings per share - basic	.30	.31	.24
- diluted	.30	.31	.24
Total assets	255,812	232,238	181,038
Long-term debt	50,090	63,353	51,680

The following selected financial data in the table below has been derived from the unaudited financial statements of Newalta for the periods indicated.

Quarterly Financial Data

(000s of dollars, except per share data)

		2002 Quarter Ended			
		March 31	June 30	September 30	December 31
Revenues		23,705	23,279	30,446	34,236
Net earnings		2,713	1,930	4,322	3,452
Net earnings per share	- basic	.08	.04	.10	.08
	- diluted	.08	.04	.10	.08

		2001 Quarter Ended			
		March 31	June 30	September 30	December 31
Revenues		22,369	19,838	26,578	24,175
Net earnings		2,440	1,914	3,882	2,003
Net earnings per share	- basic	.08	.06	.12	.05
	- diluted	.08	.06	.12	.05

Management's Discussion and Analysis

Reference is made to the information under the heading "Management's Discussion and Analysis" on pages 6 through 11 of the 2002 Annual Report of Newalta Fund, which information is incorporated herein by reference.

Share Capital

Newalta is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of Newalta and to one vote at such meetings. The holders of Common Shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares will be entitled to share equally in any distribution of the assets of Newalta upon the liquidation, dissolution, bankruptcy or winding-up of Newalta or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. The preferred shares are issuable in one or more series. The Board of Directors is empowered to fix the number of preferred shares and the rights, privileges, restrictions and conditions to be attached to the preferred shares of each series. Newalta Fund is the owner of all of the Common Shares.

Notes

The following is a summary of the material attributes and characteristics of the Notes issued pursuant to the Note Indenture. As at May 1, 2003, the principal amount of the Notes was $202,898,900.

Terms and Issue of Notes

The Notes are unsecured and bear interest from the date of issue at 12.5% per annum. Interest is payable for each month during the term on the last business day of the month. The Notes are issued only as registered Notes in the minimum denomination of $100. The first interest payment was due on March 31, 2003 for the period commencing on March 1, 2003 and ending on March 31, 2003.

Subject to the terms of any other financing arrangement having priority to the Notes, the outstanding principal amount of the Notes is due and payable on March 1, 2013. Newalta shall at any time be allowed to prepay or repurchase all or any part of the outstanding principal without bonus.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of the Notes.

Ranking

The Notes are unsecured debt obligations of Newalta and rank *pari passu* with all other unsecured indebtedness of Newalta, but subordinate to all secured debt.

Events of Default

The Note Indenture provides, among other things, that any of the following shall constitute an "Event of Default": (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if Newalta has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $1 million and Newalta has failed to remedy such default within applicable curative periods; (iv) any judgment or order for the payment of money in excess of $1 million is rendered against Newalta and enforcement proceedings have been commenced by a creditor upon the judgment or order; (v) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Newalta specifying such default and requiring Newalta to rectify the same; (vii) any encumbrancer takes possession of any part of the property of Newalta which is all or substantially all of the property of Newalta; and (viii) Newalta ceasing to carry on its business other than as contemplated in the information circular of Newalta describing the Arrangement and dated January 16, 2003.

Remedies

Whenever an Event of Default has occurred the holder(s) of the majority in principal amount of the Notes outstanding may, by request, cause the Note Trustee to declare the principal and interest on all Notes then outstanding to be due and payable and to proceed to enforce their rights under the Note Indenture by any action, suit, remedy or proceeding authorized or permitted by law or by equity, provided however that the Note Trustee's right to proceed may be limited by the provisions of any applicable subordination agreement. Neither the Note Trustee nor the holders of the Notes shall take any steps or actions with respect to an Event of Default without the prior written consent of the Fund at any time that the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

Waiver of Default

The holder(s) of the majority in principal amount of the Notes outstanding may instruct the Note Trustee to waive any Event of Default.

Distribution Policy

It is currently anticipated that the only income to be received by Newalta Fund from Newalta will be from: (i) the interest received or receivable on the principal amount of the Notes to the extent the interest has not been included in income in a previous year, and (ii) the dividends received from the Common Shares. Newalta Fund expects to make monthly cash distributions to Unitholders (with the first payment made on April 15, 2003 to Unitholders of record on March 31, 2003) of the interest income earned from the Notes and dividends, if any, received on Common Shares, after expenses, if any, and any cash redemptions of Trust Units.

Directors and Officers

The following table and the notes thereto state the names of the Board of Directors of Newalta and officers of Newalta, all other positions and offices with Newalta now held by them, their principal occupations or employments, the periods during which they have served as directors or officers, as applicable, of Newalta and the approximate number of Trust Units of Newalta Fund beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them, as at May 1, 2003.

Name and Position with the Corporation	Principal Occupation	Director since	Trust Units held[(1)]
Alan P. Cadotte Calgary, Alberta Director, President and CEO	Officer of Newalta	Nov/92	100,951
R. Vance Milligan[(2)(4)] Calgary, Alberta Director and Secretary	Partner, Bennett Jones LLP (barristers & solicitors)	Mar/94	2,597
Felix Pardo[(2)(4)] Cambridge, Massachusetts Director	Independent Businessman	Mar/91	27,097
R. H. (Dick) Pinder[(2)(3)] Calgary, Alberta Director	President, Kingsmere Corporate Finance Ltd. (private investment company)	Sept/94	10,147
Clayton H. Riddell[(3)(4)] Calgary, Alberta Director and Chairman	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company)	Jul/88	1,445,497[(5)]
Ronald L. Sifton Calgary, Alberta Director, Senior VP, Finance and CFO	Officer of Newalta	Jul/84	218,461
Barry D. Stewart[(3)] Calgary, Alberta Director	President, Barizco Enterprises Inc. (private consulting company)	Mar/02	10,430
Peter Dugandzic Calgary, Alberta VP, Oilfield	Officer of Newalta	N/A	30,365

Name and Position with the Corporation	Principal Occupation	Director since	Trust Units held(1)
John W. Knoeck Lundbreck, Alberta VP Operations	Officer of Newalta	N/A	60,526
Alan P. Swanson DeWinton, Alberta VP, Industrial	Officer of Newalta	N/A	43,296
J. Craig Wilkie Calgary, Alberta VP, Business Development	Officer of Newalta	N/A	37,612

Notes:

(1) The information as to Trust Units owned, not being within the knowledge of Newalta or Newalta Fund, has been furnished by the respective directors individually.

(2) Messrs. Pinder, Pardo and Milligan are members of the audit committee.

(3) Messrs. Stewart, Riddell and Pinder are members of the compensation committee.

(4) Messrs. Milligan, Riddell and Pardo are members of the corporate governance committee.

(5) The number of Trust Units disclosed above includes ownership by Paramount Oil & Gas Ltd. as to 821,150, by 409790 Alberta Ltd. as to 314,750 and by Treherne Resources Ltd. as to 40,500. Paramount Oil & Gas Ltd. is 98 percent owned by Mr. Riddell, a director of the Corporation. 409790 Alberta Ltd. and Treherne Resources Ltd. are wholly-owned subsidiaries of Paramount Oil & Gas Ltd.

Each of the foregoing persons has been engaged in the principal occupations indicated or in executive or similar positions with the same or associated companies for the last five years, except for Mr. Pardo, who prior to December 31, 2002 was Chairman and Chief Executive Officer of Dyckerhoff Inc., who prior to March, 1998 was President of Ruhr America Coal Corporation and who, prior to October, 1998, was President and Chief Executive Officer of Philip Services Corp. ("Philip"), Mr. Pinder who is also currently, and has been since June, 2002, an employee of Centurion Investment Advisors Inc. and Mr. Stewart who prior to October, 2001 was an officer with Suncor Energy Inc. Philip underwent a financial reorganization pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director. The financial reorganization of Philip was completed on April 7, 2000. Mr. Pardo is currently a director of the newly restructured company, Philip Services Corporation. Following the acquisition by Newalta of Anadime, one of Anadime's non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs Cadotte, Sifton and Dugandzic were officers and directors of this company.

As of May 1, 2003, the directors and officers of Newalta, as a group, owned, directly or indirectly, 1,986,979 Trust Units or approximately 9.0% of the outstanding Trust Units. The directors and officers also held, in aggregate, 72,223 Exchange Rights and 912,500 Trust Unit Rights, which, if exercised, would increase the beneficial ownership of the officers and directors, as a group, to 12.9% of the outstanding Trust Units.

Risk Factors Affecting the Business of Newalta Fund and Newalta

Market Conditions

The business of Newalta is directly affected by fluctuations in the level of activity in the oil and natural gas industry which, in turn, is directly affected by fluctuations in world energy prices. Approximately 11% of Newalta's Oilfield revenue is derived from the sale of products recovered from

waste materials processed by Newalta. Accordingly, a decrease in the price of crude oil (including the price for heavy oil and associated differentials) directly impacts the revenues generated from the sale of recovered crude oil and indirectly impacts the revenue of Newalta from lower market activity. The demand for the services of Newalta is primarily dependent on the level of production activity being undertaken in oil and gas companies in western Canada. The primary uncertainties facing this industry are whether exploration and development expenditures will result in the discovery of reserves which are economic in relation to the amount invested as well as a tendency for world energy prices to fluctuate, sometimes significantly. Future prices of oil and gas are affected by events, governments and organizations beyond Newalta's control. As world oil prices are quoted in U.S. dollars, fluctuations in the Canada/U.S. exchange rate also impact Newalta's customers and, accordingly, may impact Newalta itself.

The success of Newalta's business is tied, in large part, to the general health of the oil and natural gas industry in western Canada. Newalta is sensitive to various industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production and marketing imposed by legislation enacted by various levels of government and with respect to pricing and taxation.

Competition

In the oil and gas waste management industry, consolidation has occurred over the last several years, effectively reducing the market to two companies, Newalta and CCS. Each of Newalta and CCS has an extensive network of facilities and are significant competitors for oilfield waste treatment and disposal services. In acquiring and maintaining business, Newalta experiences competition primarily in the areas of pricing and service. Customer relationships can be short term in nature and due to the competitive nature of the market, customers are generally not bound by long-term contracts or service agreements. Competitiveness is maintained by the customer's ability to seek the best combination of value and price from competing alternatives and to move between these alternatives with relative ease.

The provision of waste management and recycling services is largely dependent upon the willingness of customers to outsource their waste management activities. Many customers, or potential customers, have internal options available to them. Additionally, many oilfield waste generators have abandoned wells that can be licensed to dispose of third party waste and batteries that can be used to treat oilfield waste to recover oil. A trend towards internal waste management could have significant impact on Newalta's business.

Seasonality

The business of Newalta is seasonal in nature in that its operations are occasionally limited during the spring of each year due to road bans and transportation restrictions which reduce the volume of material received by Newalta to be processed and disposed.

Regulation

Newalta's business is directly and indirectly affected by government legislation and regulation which imposes responsibilities and liabilities on the operation of Newalta, and on industries which Newalta services.

The waste management and recycling services offered by Newalta are currently subject to environmental regulation pursuant to a variety of local, provincial, and federal legislation. Environmental legislation regulates health, safety, environment and land use. Permits, authorizations or licenses are generally required for the development and operation of treatment and storage facilities, and for the disposal and transportation of certain types of waste. Environmental legislation also provides for

standards, restrictions and prohibitions on the handling of certain types of waste and for releases, spills or emissions into the environment of substances that are being handled by Newalta. In addition, legislation may require an assessment of the environmental impact of a facility prior to the development of a facility and may also require that facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach by Newalta of such legislation may result in suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties.

Newalta is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. Newalta believes that it is in material compliance with applicable environmental laws and regulations. Newalta provides for future potential environmental liabilities by charging to income the estimated future site restoration costs, net of salvage value, for all its facilities over their estimated remaining useful lives. For the year ended December 31, 2002, Newalta charged $497,000 to earnings for future site restoration costs.

The government agencies that regulate Newalta's business require that each operator of a waste management facility post a financial security in order to operate the facility. It is anticipated that this type of financial assurance will require operators of waste management facilities to have more financial strength and to have viable sustainable businesses. Accordingly, Newalta has provided $5.3 million in performance bonds and $2.3 million in letters of credit.

Access to Industry and Technology

The technology used in the waste management and recycling services business is not generally protected by intellectual property rights. Technology used in the industry is commonly known within the processing industry including the oil and gas industry generally. As such, there are no significant technological barriers to entry within the industry.

Potential Undisclosed Liabilities Associated with Acquisitions

In connection with any acquisition made by Newalta, there may be liabilities that Newalta fails to discover or is unable to discover including liabilities arising from non-compliance with environmental laws by prior owners and for which Newalta, as successor owner, may be responsible. In addition, acquisitions often result in difficulties in integration which could adversely affect the results of Newalta.

Dependence on Senior Management

Newalta is highly dependent upon its senior management team. Newalta will continue to require operations management personnel with waste industry experience. Newalta is not aware of the availability of such experienced management personnel nor how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, or the inability to hire experienced operations management personnel, could materially adversely affect the operations and financial condition of Newalta.

Insurance

Newalta maintains insurance that is consistent with industry practice. Newalta also has operational and emergency response procedures, and safety and environmental programs in place to reduce potential loss exposure. Newalta believes that it is in substantial compliance, in all material respects, with current environmental legislation and has taken steps that it believes are prudent to ensure

that its compliance will be maintained. Newalta is uncertain of the costs that may be involved to continue to effect such compliance.

Possible Volatility of Trust Unit Price

The market price of the securities of Newalta Fund may be subject to significant fluctuations in response to variations in results of operations and other factors. Developments affecting the oil and gas industry generally, including national and international economic conditions, currency fluctuations and government regulation, could also have a significant impact on the market price of the securities of Newalta Fund. In addition, the stock market can experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies, and the price of the Trust Units of Newalta Fund could be affected by such fluctuations.

Debt Service

Amounts paid in respect of interest and principal on Newalta's long-term debt will reduce Newalta's net income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Newalta is exposed to fluctuations in short-term Canadian interest rates as a result of the use of a floating debt rate. Although Newalta believes its credit facilities will be sufficient to meet its immediate requirements, there can be no assurance that the amount will be adequate to satisfy the future financial obligations of Newalta or that additional funds will be able to be obtained.

Lenders have been provided with security over all or substantially all of the assets of Newalta and all material subsidiaries and are secured by a guarantee of senior indebtedness made by Newalta Fund and a pledge of shares of Newalta held by Newalta Fund. If Newalta becomes unable to pay its debt service or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Newalta and any material subsidiary, or enforce or realize upon any such guarantee or share pledge.

Expansion into Eastern Canada

Over the next two years, Newalta intends to expand its operations into eastern Canada. The success of this expansion is dependent upon timing, size and quality of the opportunities, available debt capacity and market conditions. There can be no guarantee that Newalta will be successful in its plans to expand its operations into eastern Canada, or if its operations are expanded into eastern Canada, that such expansion will be a financial success.

Future Capital Needs

Newalta and Newalta Fund may require additional funds to support its expansion, develop new services, respond to competitive pressures, acquire complimentary businesses, or take advantage of unanticipated opportunities. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Newalta or at all. If adequate funds are not available on acceptable terms, Newalta and Newalta Fund may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on Newalta's business financial conditions and operating results.

Risks Related to the Structure of Newalta Fund

Dependence on Newalta

Newalta Fund is a limited purpose trust which will be entirely dependent upon the operations and assets of Newalta through its ownership, directly and indirectly, of the Common Shares and the Notes. Accordingly, Newalta Fund is dependent upon the ability of Newalta to meet its interest and principal repayment obligations under the Notes and its interest and principal obligations under credit or debt facilities with banks and other financial institutions. Newalta's income will be received from providing services to oil and gas producers and will be susceptible to the risks and uncertainties associated with Newalta and the oil and natural gas industry generally.

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a direct investment in Newalta's business and should not be viewed by investors as shares in Newalta. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a company including, for example, the right to bring "oppression" or "derivative" actions. The Trust Units represent a fractional interest in Newalta Fund. Newalta Fund's primary assets are the Notes and the Common Shares.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder shall incur or will be subject to any liability in contract or in tort in connection with Newalta Fund or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Newalta Fund's assets.

The Deed of Trust further provides that all contracts signed by or on behalf of Newalta Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Deed of Trust, Unitholders may not be protected from liabilities of Newalta Fund to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against Newalta Fund that do not arise under contracts.

The business of Newalta Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against Newalta Fund.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes. Notes will not be qualified investments for trusts governed by Exempt Holders.

Investment Eligibility

The Trustees will seek to ensure that the Trust Units are qualified investments for Exempt Holders under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there can be no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time. If Newalta Fund ceases to qualify at any relevant time as a "mutual fund trust" under the Tax Act the Trust Units will cease to be qualified investments for Exempt Holders under the Tax Act. See "Additional Information Respecting Newalta Income Fund – Mutual Fund Trust Requirements".

ADDITIONAL INFORMATION RESPECTING NEWALTA INCOME FUND

Trust Units

The beneficial interests in Newalta Fund are divided into Trust Units. The interest of each Unitholder is determined by the number of Trust Units registered in the name of the Unitholder. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from Newalta Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of Newalta Fund in the event of the termination or winding-up of Newalta Fund. All Trust Units outstanding from time to time are entitled to equal shares in any distributions by Newalta Fund and in the event of the termination or winding-up of Newalta Fund, in the net assets of Newalta Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The holders of Trust Units are entitled to receive notice of, attend and vote at any meeting of Unitholders on the basis of one vote for each Trust Unit held. The aggregate number of Trust Units which is authorized and may be issued is unlimited.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Newalta or Newalta Fund. As holders of Trust Units in Newalta Fund, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. See "Information Concerning Newalta Corporation – Risk Related to the Structure of Newalta Fund".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

As of May 1, 2003, Newalta Fund had issued and outstanding a total of 22,028,508 Trust Units, with an additional 2,181,031 Trust Units reserved for issuance pursuant to the terms of the Trust Unit Rights Incentive Plan of Newalta Fund (of which 1,045,000 Trust Unit Rights have been granted) and an additional 839,309 Trust Units reserved for issuance on conversion of the outstanding Exchange Rights and 9½% Debentures. The Trust Units are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "NAL.UN".

Mutual Fund Trust Requirements

In order to qualify as a "mutual fund trust" under the provisions of the Tax Act, Newalta Fund must satisfy various conditions, including but not limited to the following conditions:

1. some of the Trust Units must have conditions attached thereto that require Newalta Fund to accept, at the demand of the Unitholder, the surrender of the Trust Units;

2. the fair market value of the Trust Units described in item 1 above cannot be less than 95% of the fair market value of all of the issued Trust Units;

3. the Trust Units must be qualified for distribution to the public or have been lawfully distributed to the public in circumstances where a prospectus or similar document was not required to be filed in respect of the distribution;

4. in respect of the Trust Units referred to in item 3 above, there must be no fewer than 150 Unitholders;

5. each holder of Trust Units referred to in item 3 above must hold no less than one block of Trust Units (a block is characterized as 100 Trust Units if the fair market value of one Trust Unit is less than $25, 25 Trust Units if the fair market value of one Trust Unit is $25 or more but less than $100 and, and 10 Trust Units if the fair market value of one Trust Unit is $100 or more); and

6. each holder of Trust Units referred to in item 3 above must hold such Trust Units having an aggregate fair market value of not less than $500.

Liability of Unitholder

The Deed of Trust provides that no Unitholder, in its capacity as such, shall be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (a) the assets of Newalta Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached to, associated with or derived from such assets; (b) the obligations or the activities or affairs of Newalta Fund; (c) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (d) any act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (e) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); or (f) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by Newalta Fund or by the Trustees or by any other person on behalf of or in connection with the activities or affairs of Newalta Fund. The Deed of Trust also provides that no Unitholder in his capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any of the foregoing liabilities of Newalta Fund. The Deed of Trust further provides that all contracts signed by or on behalf of Newalta Fund must contain a provision to the effect that such obligations will not be binding on Unitholders personally. To the extent that any Unitholder, in its capacity as such, is determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any liabilities of Newalta Fund, such judgment and any writ of execution or similar process, is to be enforceable only against and be satisfied only out of, the Unitholder's share of the assets of Newalta Fund.

Issuance of Trust Units

Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Immediately after any pro rata distribution of additional Trust Units to all Unitholders, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. Each certificate representing a number of Trust Units prior to

the distribution of additional Trust Units shall represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

Distributions

The Deed of Trust provides that the Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Except in the circumstances described below, Distributable Cash which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

The Deed of Trust also permits the Trustees to declare to be payable and make distributions, from time to time, out of Income of Newalta Fund, Net Realized Capital Gains, the capital of Newalta Fund or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine. The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of any such distribution. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable record date. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution.

Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of Newalta Fund, Net Realized Capital Gains and any other applicable amounts so that Newalta Fund will not have any liability for tax under Part 1 of the Tax Act in any taxation year, the Deed of Trust provides that the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(a) an amount equal to the amount, if any, by which the Income of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of the Income of Newalta Fund for such year; and

(b) an amount equal to the amount, if any, by which the Net Realized Capital Gains of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of Net Realized Capital Gains for such year.

The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on December 31. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on December 31 in the year of such distribution. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be

paid in cash on the Distribution Payment Date which immediately follows December 31 in the applicable year.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by Newalta Fund in the year on shares of taxable Canadian corporations, net capital gains realized by Newalta Fund in the year and foreign source Income of Newalta Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to Newalta Fund, rather than to the Unitholders. Distributions payable to Unitholders shall be deemed to be distributions of Income of Newalta Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine.

The Deed of Trust provides that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder by the Trustees.

Where the Trustees determine that Newalta Fund does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement, the payment may, at the option of the Trustees, include the pro rata issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution. The value of each Trust Unit issued shall be the "market price" (as defined under "Additional Information Respecting Newalta Income Fund – Redemption of Trust Units") of the Trust Units on the applicable Distribution Record Date or December 31 in any year, as the case may be.

The Deed of Trust permits Trustees to deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

Any payments of cash by Newalta Fund to a Unitholder pursuant to the Deed of Trust is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

The initial cash distribution of $0.09 per unit to Unitholders of record on March 31, 2003 was made on April 15, 2003 relating to the period from March 1, 2003 to March 31, 2003. It is expected that cash distributions will continue to be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption of Trust Units

Each Unitholder shall be entitled to require Newalta Fund to redeem, at any time or from time to time at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. To exercise a Unitholder's right to require redemption, a duly completed and properly executed notice requiring Newalta Fund to redeem Trust Units, in a form approved by the Trustees, shall be sent to Newalta Fund at the head office of Newalta Fund, together with the certificate or certificates representing

the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by Newalta Fund of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by Newalta Fund of such notice. Trust Units shall be considered to be tendered for redemption on the date that Newalta Fund has, to the satisfaction of the Trustees, received the notice, certificates representing the Trust Units and other required documents or evidence as aforesaid.

Upon receipt by Newalta Fund of the notice to redeem Trust Units given in accordance with the foregoing requirements, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (the "**Cash Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to Newalta Fund for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were tendered to Newalta Fund for redemption. The "**market price**" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "**closing market price**" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Cash Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by Newalta Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Trust Units will not be entitled to the Cash Redemption Price if: (i) the total amount payable by Newalta Fund in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $75,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month; (ii) at the time the Trust Units are

tendered for redemption, the outstanding Trust Units of Newalta Fund are not listed for trading on the Toronto Stock Exchange or are not traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of the outstanding Trust Units of Newalta Fund is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to Newalta Fund for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to Newalta Fund for redemption.

In the event a holder of Trust Units is not entitled to payment of a Cash Redemption Price in respect of Trust Units tendered for redemption, such Unitholder shall instead be entitled to receive a price per Trust Unit (the "**In Specie Redemption Price**") equal to the fair market value thereof as determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by Newalta Fund, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by Newalta Fund on the date such Trust Units were tendered for redemption, each such class of securities divided by the number of Trust Units of Newalta Fund outstanding on such date. No fractional securities shall be distributed and where the number of securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. Newalta Fund shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date. Payments by Newalta Fund of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Meetings of Unitholders

The Deed of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustees, the appointment or removal of the auditors of Newalta Fund, the approval of amendments to the Deed of Trust (except as described under "Additional Information Respecting Newalta Income Fund - Amendments to the Deed of Trust"), amendments to the Note Indenture other than in the contemplation of a future issuance of Notes, material amendments to the articles of Newalta, the amalgamation or merger of Newalta with any other corporation (other than as part of an internal reorganization), the sale or disposition of all or substantially all of the assets of Newalta Fund or Newalta (other than as part of an internal reorganization), and the termination of Newalta Fund. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of Newalta Fund. The first annual meeting of Newalta Fund will take place on or before June 30, 2004. A resolution appointing or removing a Trustee or the auditors of Newalta Fund must be passed by a simple majority of the votes cast by the Unitholders. The balance of the foregoing matters must be passed by at least 66⅔% of the votes cast at a meeting of Unitholders called for such purpose.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person and either holding personally or representing as proxies not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

A resolution in writing executed by Unitholders holding more than 66⅔% of the outstanding Trust Units at any time shall be as valid and binding for all purposes as if such resolution had been passed at a meeting of Unitholders.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders

Information and Reports

Newalta Fund will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

Newalta will provide Newalta Fund with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow Newalta Fund to meet its public reporting requirements. With respect to material changes, Newalta will provide timely disclosure to Newalta Fund as if Newalta were a public company.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

The Deed of Trust establishes that the Trustees shall consist of not more than ten nor less than three Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. In addition, the initial Trustees shall be permitted to appoint additional Trustees for a term to expire at the close of the first annual meeting of Unitholders. Trustees shall be appointed at each annual meeting of Unitholders by a resolution approved by a majority of the votes cast at a meeting of Unitholders. A quorum of Trustees, being the greater of two Trustees or a majority of the Trustees then holding office, may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the

number of Trustees or from a failure to elect the minimum number of Trustees. No more than one-third of the Trustees at any time may be non-residents of Canada.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

In addition to any other power which the Trustees may have by virtue of any statute or rule of law, the Deed of Trust provides that, subject to the terms and conditions thereof, the Trustees may exercise all powers which are necessary or useful to carry on the purpose and activities of Newalta Fund, to promote any of the purposes for which Newalta Fund is formed and to carry out the provisions of this Deed of Trust.

The Deed of Trust requires the Trustees to act honestly and in good faith with a view to the best interests of Newalta Fund and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the ABCA. Each Trustee, in his or her capacity as trustee, is not required to devote his or her entire time to the investments and affairs of Newalta Fund.

The Trustees shall be paid such remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director or an employee of Newalta or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees.

The initial Trustees are Alan P. Cadotte, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart. Each of the initial Trustees is currently a member of the Board of Directors of Newalta. See "Information Concerning Newalta Corporation – Directors and Officers".

Liability of the Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. No Trustee shall be liable for any loss or damage which may occur to the assets of Newalta Fund or any part thereof (including any securities whose ownership interests are comprised directly or indirectly in the assets of Newalta Fund) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of any entities, the securities of which form part of the assets of Newalta Fund, including without limitation:

(i) the reliance on information given at meetings or otherwise by the management of such entities;

(ii) the failure to act upon any information received from inquiring into the management of such entities or otherwise;

(iii) the failure to require the management of such entities to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the assets of Newalta Fund; and

(iv) the acquiescence in business arrangements entered into by such entities even if such business arrangements prove detrimental to the interest of Newalta Fund;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Newalta Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of Newalta Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. Newalta Fund shall be solely liable for any such debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses and resort shall be had solely to the assets of Newalta Fund for the payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of Newalta Fund.

Each Trustee, each former Trustee, each officer of Newalta Fund and each former officer of Newalta Fund shall be entitled to be and shall be indemnified and reimbursed out of the assets of Newalta Fund in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of Newalta Fund or, at the request of Newalta Fund, a director or officer of Newalta or any subsidiaries thereof; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the assets of Newalta Fund in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of actual fraud, dishonesty or gross negligence. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted under the Deed of Trust, or otherwise existing under law, except out of the assets of Newalta Fund, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement.

Amendments to the Deed of Trust

The Trustees may, without the approval of the Unitholders, make certain amendments to the Deed of Trust provided that no such amendment shall modify the right to one vote per Trust Unit, reduce the fractional undivided interest in the assets of Newalta Fund represented by any Trust Unit without the

consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders or alter the takeover bid acquisition provisions of the Deed of Trust without the consent of all of the Unitholders. See "Additional Information Respecting Newalta Income Fund – Takeover Bids". Subject to the foregoing limitation, the Trustees may make amendments for any of the following purposes: (i) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or Newalta Fund; (ii) providing, in the opinion of the Trustees, additional protection for the Unitholders; (iii) removing any conflicts or inconsistencies in the Deed of Trust or making minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation law; and (v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable.

Limitations on the Powers of the Trustees

The Deed of Trust provides that the Trustees may not under any circumstances whatsoever authorize, without the approval of 66⅔% of the votes cast at a meeting of the Unitholders:

(a) any amalgamation or other merger of Newalta with any other corporation, except with one or more direct or indirect wholly-owned subsidiaries of Newalta Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by Newalta Fund or any other sale, lease or exchange of all or substantially all of the assets of Newalta Fund, except pursuant to an in specie redemption, pursuant to any security that may be granted by the Trustees, pursuant to any internal reorganization of the direct or indirect assets of Newalta Fund or where any such sale, lease or exchange is effected between or among Newalta Fund and any one or more of:

   (i) Newalta;

   (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

   (iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) and (ii) above; and

   (iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta, except pursuant to any security granted by Newalta, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

   (i) Newalta Fund;

   (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

(iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) to (ii) above; and

(iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to Newalta Fund.

Limitation on Non-Resident Ownership

The Deed of Trust provides that at no time may non-residents of Canada within the meaning of the Tax Act be the beneficial owners of more than 49% of the Trust Units. Newalta Fund may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident. If Newalta Fund becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, Newalta Fund may make a public announcement thereof and shall not accept a subscription for such Trust Units from or issue or register a transfer of such Trust Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident. If notwithstanding the foregoing, Newalta Fund determines that more than 49% of the Trust Units are held by non-residents, Newalta Fund may send a notice to non-resident holders of the Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustees with satisfactory evidence that they are not non-residents within such period, the Trustees may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the affected holders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Management of Newalta Fund

Newalta Fund and Newalta have entered into the Administration Agreement pursuant to which Newalta will be responsible for the management and general administration of the affairs of Newalta Fund, including, without limitation, the following:

(a) undertaking any matters required by the terms of the Deed of Trust to be performed by the Trustees;

(b) keeping and maintaining at its offices in Calgary, Alberta all books, records and amounts outstanding with respect to all receipts, disbursements and investments relating to the assets of Newalta Fund;

(c) preparing all returns, filings and documents and making all determinations necessary for the discharge of the Trustees' obligations under the Deed of Trust;

(d) providing the Unitholders with annual audited and interim unaudited financial statements of Newalta Fund, as well as relevant tax information;

(e) ensuring compliance by Newalta Fund with all applicable securities legislation and stock exchange requirements including without limitation, continuous disclosure obligations;

(f) providing investor relations services to Newalta Fund;

(g) providing office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations under the Administration Agreement;

(h) calling and holding all annual and/or special meetings of Unitholders pursuant to the Deed of Trust and preparing, approving and arranging for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(i) determining the amount of Cash Flow of Newalta Fund, Distributable Cash, Income of Newalta Fund and Net Realized Capital Gains pursuant to the Deed of Trust and arranging for distributions to Unitholders of distributions properly payable by Newalta Fund pursuant to the Deed of Trust;

(j) attending to all administrative and other matters arising in connection with any redemptions of Trust Units;

(k) determining the timing and terms of future offerings of Trust Units;

(l) preparing and approving any prospectus or comparable documents of Newalta Fund to qualify the sale of securities from time to time;

(m) promptly notifying Newalta Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of Newalta Fund; and

(n) generally providing all other services as may be necessary or as requested by the Trustees of Newalta Fund, for the administration of Newalta Fund.

The Administration Agreement requires Newalta to perform all services at all times in compliance with applicable laws, to comply with all instructions of the Trustees and to observe and perform or cause to be observed and performed on behalf of Newalta Fund in every material respect the provisions of the agreements from time to time entered into in connection with the activities of Newalta Fund and all applicable laws.

ADDITIONAL INFORMATION

Additional information, including executive compensation and indebtedness, principal holders of the securities of Newalta Fund, rights to purchase securities of Newalta Fund and interests of insiders in material transactions is contained in the information circular of Newalta Fund in respect of its most recent annual meeting of securityholders that involved the election of trustees. Additional financial information is provided in the audited consolidated financial statements of Newalta Fund for the year ended December 31, 2002, contained in the 2002 Annual Report of Newalta Fund. Newalta Fund will provide to any person, upon request to the Senior Vice President, Finance and Chief Financial Officer of Newalta Fund at Suite 1200, 333 - 11th Avenue S.W., Calgary, Alberta T2R 1L9 (telephone: (403) 266-6556):

(a) when the securities of Newalta Fund are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i) one copy of this annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this annual information form;

(ii) one copy of the comparative financial statements of Newalta Fund for the year ended December 31, 2002, together with the accompanying report of the auditor and one copy of any subsequent interim financial statements;

(iii) one copy of the information circular of Newalta Fund in respect of its most recent annual meeting of securityholders that involved the election of trustees; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of the documents referred to in (i) to (iii) above, provided that Newalta Fund may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of Newalta Fund.

GLOSSARY OF TERMS

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

"**Administration Agreement**" means the Administration Agreement dated January 16, 2003 pursuant to which Newalta will provide certain administrative services and facilities to Newalta Fund;

"**Arrangement**" means the arrangement under section 193 of the ABCA involving, among other things, the exchange of Common Shares for Trust Units, the exchange of options to acquire Common Shares for Exchange Rights or cash, as the case may be, and the exchange of the Notes for the Common Shares as set forth in the Plan of Arrangement;

"**Board of Directors**" means the board of directors of Newalta;

"**Cash Flow of Newalta Fund**" means, for any Distribution Period, all cash amounts which are received by Newalta Fund in the Distribution Period, including, without limitation, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, but excluding the proceeds of any issuance of Trust Units, less: (a) all costs, expenses and liabilities of Newalta Fund which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period; (b) all amounts which relate to the redemption of Trust Units and which have become payable in cash by Newalta Fund in such Distribution Period; and (c) any other interest expenses incurred by Newalta Fund between distributions;

"**Common Shares**" means common shares in the capital of Newalta;

"**Deed of Trust**" means the deed of trust dated as of January 16, 2003 between the Trustees and J. Craig Wilkie as amended from time to time;

"**Distributable Cash**" means for, or in respect of, a Distribution Period, the Cash Flow of Newalta Fund for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to: (a) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of Newalta Fund; (b) be retained by Newalta Fund to comply with such limits or restrictions as may be agreed to between the Trustees and any lender(s) of Newalta Fund or contained in any loan agreement(s) entered into by Newalta or any subsidiary or affiliate of Newalta; (c) make allowances for contingencies or for working capital, investments or acquisitions; and (d) provide for the payment of any income tax liability of Newalta Fund;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Unitholders. If a Distribution Payment Date is not a business day, the amount payable on that date shall be paid on the next following business day or such other date determined from time to time by the Trustees and such day shall be the Distribution Payment Date for the purpose of such amount;

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

"**Distribution Record Date**" means the last business day of each calendar month or such other date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date;

"**Exchange Right**" means a right to purchase Trust Units, issuable by Newalta Fund to former holders of options to acquire Common Shares;

"**Exempt Holders**" means a registered retirement savings plan, registered retirement income fund, registered education savings plan and deferred profit savings plan, in each case as defined in the Tax Act;

"**Income of Newalta Fund**" means, for any taxation year of Newalta Fund, the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by Newalta Fund to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

"**Net Realized Capital Gains**" means, for any taxation year of Newalta Fund, the amount, if any, by which the aggregate of the capital gains of Newalta Fund in the year exceeds: (a) the aggregate of the capital losses of Newalta Fund in the year; (b) any capital gains which are realized by Newalta Fund as a result of a redemption of Units pursuant to the Deed of Trust; and (c) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which Newalta Fund is permitted by the Tax Act to deduct in computing the taxable income of Newalta Fund for the year;

"**Newalta**" means Newalta Corporation, a corporation amalgamated under the ABCA;

"**Newalta Fund**" means Newalta Income Fund, a trust settled under the laws of Alberta pursuant to the Deed of Trust;

"**9½% Debentures**" means the 9½% Convertible Debentures in the initial aggregate principal amount of $6 million issued by Newalta and convertible into Trust Units;

"**Note Indenture**" means the note indenture between Newalta and Valiant Trust Company to govern the issuance of the Notes;

"**Notes**" means the unsecured, subordinated notes issued by Newalta to Newalta Fund on March 1, 2003, pursuant to the Note Indenture;

"**Plan of Arrangement**" means the plan of arrangement to give effect to the Arrangement;

"**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1, as amended;

"**Trust Unit**" means a unit of Newalta Fund;

"**Trustees**" means the duly appointed trustees of Newalta Fund; and

"**Unitholders**" means holders from time to time of the Trust Units.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Newalta Income Fund**

Participation Fee for the Financial Year Ending: **December 31, 2002**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		43,634,169	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	3.68	
Market value of class or series	=	160,719,189	
			160,719,189(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			N/A (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			N/A (B)
(Repeat for each class or series of corporate debt or preferred shares)			N/A (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			160,719,189
Total fee payable in accordance with Appendix A of the Rule			15,000
Reduction for transitional fee owing			11,250

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year <u>year or elapsed since most recent financial year</u> 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

RECEIVED
2004 NOV -5 P 3:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWALTA INCOME FUND

RENEWAL ANNUAL INFORMATION FORM

May 10, 2004

NEWALTA

NEWALTA INCOME FUND
TABLE OF CONTENTS

	Page
NEWALTA INCOME FUND	1
INFORMATION CONCERNING NEWALTA CORPORATION	2
Background	2
General	3
Acquisitions in 2003	4
Acquisitions in 2002	4
Acquisitions in 2001	4
Operations of Newalta	5
Oilfield Division	5
Industrial Division	7
Selected Financial Information	7
Quarterly Financial Data	7
Management's Discussion and Analysis	8
Share Capital	8
Notes	8
Distribution Policy	9
Directors and Officers	9
Risk Factors Affecting the Business of Newalta Fund and Newalta	11
Risks Related to the Structure of Newalta Fund	14
ADDITIONAL INFORMATION RESPECTING NEWALTA INCOME FUND	16
Description of Trust Units	16
Market for Trust Units	16
Distributions to Unitholders	17
Mutual Fund Trust Requirements	17
Liability of Unitholder	18
Issuance of Trust Units	18
Distributions	18
Redemption of Trust Units	20
Meetings of Unitholders	22
Information and Reports	23
Takeover Bids	23
The Trustees	23
Liability of the Trustees	24
Amendments to the Deed of Trust	25
Limitations on the Powers of the Trustees	25
Limitation on Non-Resident Ownership	26
Management of Newalta Fund	27
Legal Proceedings	28
Interest of Management and Others in Material Transactions	28
Transfer Agents and Registrars	28
Material Contracts	28
Interests of Experts	28
ADDITIONAL INFORMATION	29
GLOSSARY OF TERMS	30

Certain statements contained in this Annual Information Form constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of unit price, debt service, expansion into eastern Canada, and future capital needs. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, those which are discussed under the heading "Information Concerning Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta". Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

All initialized capital words used in this Annual Information Form which are not otherwise defined herein shall have the meanings ascribed thereto in the Glossary of Terms on page 30.

NEWALTA INCOME FUND

Newalta Income Fund (the "**Newalta Fund**") was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open-end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta Corporation ("**Newalta**"). Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation. The head and principal office of Newalta Fund is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes. Newalta Fund participates in the cash flow from the business carried on by Newalta through its ownership of the Common Shares and Notes.

The Trustees of Newalta Fund may declare payable to the Unitholders all or any part of the net Income of Newalta Fund. See "Additional Information Respecting Newalta Income Fund – Distributions".

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the Trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the interest income earned from, and the repayments of principal on, the Notes, dividends (if any) received on, and amounts, if any, received on redemption of, the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (i) pay any costs, expenses or liabilities incurred or to be incurred by Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement; and (iii) fund capital expenditures. Newalta endeavours to distribute the balance to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the Board of Directors of Newalta and may vary from month to month depending on, among other things, actual income received by Newalta Fund. See "Additional Information Respecting Newalta Income Fund".

Newalta Fund is restricted to:

(a) investing, directly or indirectly, in any of the securities issued by Newalta and borrowing funds for that purpose;

(b) investing in any other securities of any person and making such investments as the Trustees may determine and borrowing funds for that purpose; provided that, such investments do not at the time of investment: (i) prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Trust Units being disqualified for investment by Exempt Holders;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees and other securities for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders;

(d) issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of Newalta Fund, implementing compensation plans, if any, established by the Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;

(e) issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;

(f) repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing paragraphs (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

On October 21, 2003, Newalta Fund completed a bought deal financing by issuing 3,800,000 Trust Units at a price of $12.00 per unit, for total gross proceeds of $45.6 million.

Newalta Fund shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

INFORMATION CONCERNING NEWALTA CORPORATION

Background

Newalta was incorporated pursuant to the ABCA on July 15, 1980, and was continued under the ABCA on August 31, 1984. On June 4, 1991, two wholly-owned subsidiaries of Newalta amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta and continued under the name Newalta Corporation. On January 1, 2002, Newalta amalgamated with three of its

wholly-owned subsidiaries and continued under the name Newalta Corporation. On March 1, 2003, pursuant to the terms of the Arrangement, Newalta amalgamated with Newalta Acquisition Corporation. The head and principal office of Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

General

Newalta is engaged in the processing and recovery of resalable products from waste materials. Newalta provides waste management and recycling services in western Canada through a network of 39 operating facilities with many of these facilities recently constructed or with substantial reinvestments. Newalta currently has approximately 550 employees.

Newalta commenced operations in 1982. In 1992, new management developed a growth strategy around its profitable Conventional Oilfield sector. During the period 1992 to 1996, Newalta added three new sectors: Heavy Oilfield in 1993, Oil Recycling in late 1994 and Industrial in mid 1996. From September of 1992 to the end of 2003, Newalta experienced an average of more than 25% annual growth in revenues and earnings. Approximately half of this growth has been attributable to acquisitions while the balance has been attributable to the development of new facilities and additional services at new and acquired facilities.

Newalta's capital assets include approximately $218 million (based on net book value) in plant and equipment with only approximately $11 million (based on net book value) in goodwill. Over the past 10 years, earnings before interest, taxes, depreciation and amortization has averaged 30% of revenue and 20% of the capital assets.

Since 1994, Newalta has focused on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Centrifuge technology developed in the Conventional Oilfield sector has been successfully integrated into the Heavy Oilfield and Industrial sector. Technology and market development in the Oil Recycling sector have led to improved products and new market opportunities.

In 2002, Newalta combined the Conventional and Heavy Oilfield sectors to form the Oilfield division and combined the Industrial and Oil Recycling sectors to form the Industrial division.

During 2003, Newalta's Oilfield division operated at approximately 67% of capacity. In 2003, Newalta continued to develop market opportunities in the Industrial division, captured collection and operating efficiencies and continued the integration of its capabilities throughout its entire facility network.

A more stringent regulatory environment and initiatives of major producers to improve collection and recycling programs have substantially increased volumes of waste collected and recycled in recent years. A key competitive advantage for Newalta is an integrated collection network required to achieve a cost-effective system. To establish this type of a network represents a substantial barrier to any new entrants in the market. High barriers to entry include: (i) the requirement for new facilities to achieve regulatory approval, a process that can take up to two years; (ii) high capital costs to establish new facilities; and (iii) the combination of transportation and disposal costs which results in competitive market conditions.

Newalta has attracted the most qualified individuals in the industry from across Canada. Executives and senior managers have a broad range of experience covering all aspects of the industrial waste management business in Canada.

Newalta has a very strong environmental and safety program and has the disciplined management and comprehensive procedures to sustain excellence. Newalta's primary focus on processing industrial wastes (as compared to landfilling) dramatically reduces its long-term liabilities.

Acquisitions in 2003

On December 1, 2003, Newalta acquired the Hazmat Transportation Services and Waste Logistics assets from ECL Environmental Services Ltd. for $5.2 million cash. Operating out of four facilities in Calgary, Red Deer, Edmonton and Fox Creek, Alberta, the acquired businesses employed 45 people and generates annual revenue of approximately $10 million. The Calgary and Edmonton operations are being integrated into Newalta's existing facilities. The Hazmat operations include a fleet of 18 vacuum units based in Edmonton, Calgary and Red Deer and are involved in the transportation of industrial sludges and waste waters. Newalta is currently expanding its sludge processing capabilities and the Hazmat vacuum units will extend Newalta's existing service offering. The Waste Logistics operations involved over 1100 bins for oilfield waste and contaminated soils generated in the oil and gas industry. These operations will expand Newalta's existing lugger bin service operations in these markets. Waste Logistics is also involved in waste brokerage and on-site waste management, hazardous waste transportation and site remediation. These represent opportunities for Newalta to further utilize its network to expand services to existing customers.

Newalta also acquired a satellite oilfield facility in southwest Saskatchewan on July 3, 2003 for a purchase price of $3.2 million consisting of $0.7 million cash and the issuance of 250,000 Trust Units.

Acquisitions in 2002

Newalta acquired a waste lube oil re-refinery and related collection network effective on September 1, 2002. The re-refinery and related collection network, which has historically generated annual revenues of approximately $20 million, has been integrated into the Newalta facility network. The purchase price of $9.0 million consisted of $3.0 million in cash and the issuance of a 9½% debenture convertible into Trust Units on the basis of $8.00 principal amount per unit. During the fiscal year ending December 31, 2003, the entire debenture was converted and Newalta Fund issued 750,000 Trust Units.

Acquisitions in 2001

On June 18, 2001, Newalta acquired the industrial water recovery facility of Aqua-Pure Ventures Inc. ("**Aqua-Pure**") located in Calgary, Alberta. This acquisition enhanced Newalta's multiple waste stream processing capabilities. The purchase price of $3.5 million consisted of the issuance of 857,143 Common Shares and $0.5 million cash. The acquisition included the exclusive use in Canada for third party waste disposal and treatment of Aqua-Pure's proprietary Compact Rising Film Evaporator and Electrofloc technologies. These technologies have application in the Oilfield division as well as throughout the Industrial division. This acquisition has afforded Newalta with the opportunity to utilize state-of-the-art technology for water recovery in all of its operations.

On August 20, 2001, Newalta, pursuant to a plan of arrangement, acquired all of the issued and outstanding shares of Anadime Corporation ("**Anadime**"), an oilfield services company offering waste processing and treatment solutions to the oil and gas industry in western Canada for a deemed total cost of $20.9 million. The cost to acquire Anadime consisted of the issuance of 2,677,894 Common Shares, the

assumption of liabilities (including convertible debentures in the aggregate principal amount of $3 million) and net working capital deficiency in the amount of $8.6 million and the payment of $3.3 million in acquisition and related costs. The debentures were subsequently redeemed by Newalta on February 28, 2003.

Through the acquisition of Anadime, Newalta acquired five licensed oilfield waste management facilities located at Niton Junction, Hays, Stettler, Elk Point and Provost, Alberta as well as a terminalling facility at Willesden Green, Alberta. The former Anadime Elk Point and Provost facilities were closed and integrated into Newalta's network. The addition of the expertise of the Anadime employees has strengthened Newalta's position in oilfield waste management and has allowed Newalta to realize substantial operating synergies in staffing and facilities.

Operations of Newalta

Newalta has two reportable segments: the Oilfield division ("Oilfield") and the Industrial division ("Industrial"). The following table sets out the revenues (in thousands) generated from the two divisions over the last three fiscal years:

	Years ended December 31					
	2003		2002		2001	
	Revenue ($000's)	% of total revenue	Revenue ($000's)	% of total revenue	Revenue ($000's)	% of total revenue
Oilfield	$102,264	66	$75,100	67	$62,900	68
Industrial	52,768	34	36,600	33	30,100	32
Total	$155,032	100	$111,700	100	$93,000	100

Oilfield Division

The Oilfield division of Newalta provides the oil and gas industry with waste management and recycling services through a network of 23 facilities. Oilfield specializes in processing oilfield waste material including tank bottoms, drilling muds, work-over fluids, produced sands and spill material in order to recover crude oil for sale. Newalta also provides emulsion treating, oil terminalling, water disposal, tank washing, luggar and drillsite container services. Oilfield is driven by crude oil production and organic growth opportunities are modest. Coverage of the market by Newalta and CCS Inc. is complete and therefore new facilities would not be justified.

Currently, Oilfield has over 1,600 customers, the top 20 of which account for approximately 53% of total division revenues, with no one customer representing more than 10% of such revenues. Newalta currently owns approximately 50% of all of the oilfield waste management facilities located in western Canada.

Oilfield recovers and markets crude oil from oilfield wastes. Revenues in this division were approximately $102.3 million for the year ended December 31, 2003, compared to $75.1 million for the year ended December 31, 2002. Approximately 85% of the waste materials received are generated from ongoing oil production in western Canada, with the balance generated from drilling activity. This division accounts for 60% of Newalta's total assets and generates 66% of Newalta's total revenue.

Revenue from Oilfield is generated from: (i) the fees charged for the treatment and processing of various oilfield waste materials; and (ii) the sale of recovered crude oil. In periods of a declining crude oil pricing environment, there is an immediate negative impact on Newalta's revenues and margins from reduced prices received by Newalta for its recovered and sold crude oil. The impact of declining crude

oil prices on volumes of oilfield waste materials received by Newalta for processing also has an immediate negative effect on revenues and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower economics and higher volumes of waste materials generated in heavy oil production as compared to light conventional oil production. With the decline of the heavy facilities contribution to total revenue (9% in 2003 from 25% in 1997), Newalta is currently less sensitive to fluctuations in heavy oil prices. The following graphs illustrate the stability of Newalta's margins as a percentage of revenue from conventional oil production compared to the fluctuations in the price of crude oil and the fluctuations in Newalta's margins as a percentage of revenue from heavy oil production compared to the fluctuations in the price of crude oil:


STABLE CONVENTIONAL OILFIELD MARGINS
32
23
14
44% 47% 41% 42% 35% 38% 43% 44% 43% 49% 43% 47% 49% 53%
1 2 1 2 1 2 1 2 1 2 1 2 1 2
1997 1998 1999 2000 2001 2002 2003
Branch Margin as % of Revenue
WTI Price (US$/bbl)


VARIABLE HEAVY OILFIELD MARGINS
35
23
13
65% 58% 22% 26% 41% 37% 52% 42% 35% 46% 29% 38% 39% 45%
1 2 1 2 1 2 1 2 1 2 1 2 1 2
1997 1998 1999 2000 2001 2002 2003
Branch Margin as % of Revenue
Bow River Net Price (Cdn$/bbl)

During 2003, the Oilfield facilities processed approximately 700,000 cubic meters of waste solids and fluids. During 2003, Newalta continued the development of centrifuge technology to recover crude oil from difficult-to-treat liquid waste oil streams. In 2003, a total of approximately 1,181,000 bbls of crude oil was recovered of which 290,000 bbls were sold for Newalta's account, with the balance credited to customers. This compares to 1,067,000 bbls and 227,000 bbls, respectively for 2002. Newalta has also

continued to implement new pricing strategies which promote recycling and recovery, including a carbon dioxide emission credit program.

In 2003, approximately $13.5 million of capital was spent in this division. Capital expenditures consisted of productivity improvements at several facilities, addition of centrifuges to both fixed facilities and on-site, acquisitions of satellite facilities and maintenance capital. Newalta's near term growth strategy will concentrate on low risk internal growth projects: additional water wells, expansion of satellite facilities and fleet of on-site centrifuges, as well as the acquisition of additional satellite and complimentary businesses.

Industrial Division

Newalta collects industrial wastes from approximately 9,300 customers through a network of 16 facilities in western Canada. Waste streams include waste lubricating oils, solvents, glycols, paint wastes, oily waters, oil filters and oily sludges. Waste oils are bulked and shipped for processing at Newalta's Edmonton, Airdrie and North Vancouver facilities, where value added fuel streams and base oils are produced and sold to a variety of industrial customers as fuel, carrier fluids and base lube oil. Solvents and glycols are bulked and transported to Newalta's processing facility in Raymond, Alberta for distillation and subsequent resale as a recycled product. The sale of recycled products account for approximately 45% of revenues from the division, with the remaining 55% generated from collection and transportation of wastes.

For the year ended December 31, 2003, this division generated revenues of approximately $52.8 million ($36.6 million in 2002), representing 34% of Newalta's total revenue in 2003. The top 20 customers of this division account for approximately 37% of Industrial's revenue, with no one customer currently representing more than 10% of such revenues.

In 2003, approximately $8.3 million of capital was invested in this division. Capital expenditures included $5.2 million for the acquisition of Hazmat Transportation Services and Waste Logistics, with the balance spent on centrifuges and maintenance.

During 2003, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and improving prices for recycled products. In addition, during this period, Newalta focused its efforts on increasing its market share thereby increasing the level at which its facilities operate. Newalta also expanded its collection network by utilizing its network of Oilfield facilities to collect waste lubricating oil. Newalta anticipates revenue growth in this division for the year 2004 from continued market development focused on the transportation and processing of industrial sludges and industrial water and the acquisition of complimentary businesses.

Selected Financial Information

Reference is made to the information under the heading "Management's Discussion and Analysis – Selected Annual Information" in the 2003 Annual Report of Newalta Fund, which information is incorporated herein by reference, and is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Quarterly Financial Data

Reference is made to the information under the heading "Management's Discussion and Analysis – Summary of Quarterly Results" in the 2003 Annual Report of Newalta Fund, which information is incorporated herein by reference, and is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Management's Discussion and Analysis

Reference is made to the information under the heading "Management's Discussion and Analysis" in the 2003 Annual Report of Newalta Fund, which information is incorporated herein by reference, and is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Share Capital

Newalta is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of Newalta and to one vote at such meetings. The holders of Common Shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares will be entitled to share equally in any distribution of the assets of Newalta upon the liquidation, dissolution, bankruptcy or winding-up of Newalta or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. The preferred shares are issuable in one or more series. The Board of Directors is empowered to fix the number of preferred shares and the rights, privileges, restrictions and conditions to be attached to the preferred shares of each series. Newalta Fund is the owner of all of the Common Shares and there are no preferred shares currently outstanding.

Notes

The following is a summary of the material attributes and characteristics of the Notes issued pursuant to the Note Indenture. As at February 29, 2004, the principal amount of the Notes was $258,399,582.

Terms and Issue of Notes

The Notes are unsecured and bear interest from the date of issue at 12.5% per annum. Interest is payable for each month during the term on the last business day of the month. The Notes are issued only as registered Notes in the minimum denomination of $100. The first interest payment was due on March 31, 2003 for the period commencing on March 1, 2003 and ending on March 31, 2003.

Subject to the terms of any other financing arrangement having priority to the Notes, the outstanding principal amount of the Notes is due and payable on March 1, 2013. Newalta shall at any time be allowed to prepay or repurchase all or any part of the outstanding principal without bonus.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of the Notes.

Ranking

The Notes are unsecured debt obligations of Newalta and rank *pari passu* with all other unsecured indebtedness of Newalta, but subordinate to all secured debt.

Events of Default

The Note Indenture provides, among other things, that any of the following shall constitute an "Event of Default": (i) default in payment of the principal of the Notes when required; (ii) the failure to

pay all of the interest obligations on the Notes for a period of 90 days; (iii) if Newalta has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $1 million and Newalta has failed to remedy such default within applicable curative periods; (iv) any judgment or order for the payment of money in excess of $1 million is rendered against Newalta and enforcement proceedings have been commenced by a creditor upon the judgment or order; (v) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the trustee appointed under the Note Indenture to Newalta specifying such default and requiring Newalta to rectify the same; (vii) any encumbrancer takes possession of any part of the property of Newalta which is all or substantially all of the property of Newalta; and (viii) Newalta ceasing to carry on its business other than as contemplated in the information circular of Newalta describing the Arrangement and dated January 16, 2003.

Remedies

Whenever an Event of Default has occurred the holder(s) of the majority in principal amount of the Notes outstanding may, by request, cause the trustee appointed under the Note Indenture to declare the principal and interest on all Notes then outstanding to be due and payable and to proceed to enforce their rights under the Note Indenture by any action, suit, remedy or proceeding authorized or permitted by law or by equity, provided however that the trustee appointed under the Note Indenture right to proceed may be limited by the provisions of any applicable subordination agreement. Neither the trustee appointed under the Note Indenture nor the holders of the Notes shall take any steps or actions with respect to an Event of Default without the prior written consent of the Fund at any time that the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

Waiver of Default

The holder(s) of the majority in principal amount of the Notes outstanding may instruct the trustee appointed under the Note Indenture to waive any Event of Default.

Distribution Policy

It is currently anticipated that the only income to be received by Newalta Fund from Newalta will be from: (i) the interest received or receivable on the principal amount of the Notes to the extent the interest has not been included in income in a previous year; and (ii) the dividends received from the Common Shares. Newalta Fund expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on Common Shares, after expenses, if any, and any cash redemptions of Trust Units. See "Additional Information Respecting Newalta Income Fund – Distributions to Unitholders".

Directors and Officers

The following table and the notes thereto state the names of the Board of Directors of Newalta and officers of Newalta, all other positions and offices with Newalta now held by them, their principal occupations or employments, the periods during which they have served as directors or officers, as applicable, of Newalta and the approximate number of Trust Units of Newalta Fund beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them, as at April 1, 2004.

Name and Position with the Corporation	Principal Occupation	Director since	Trust Units held[(1)]
Alan P. Cadotte Calgary, Alberta, Canada Director, President and CEO	Officer of Newalta	Nov/92	116,141
Robert M. MacDonald Calgary, Alberta, Canada Director	Independent Businessman	Dec/03	Nil
R. Vance Milligan[(2)(4)] Calgary, Alberta, Canada Director and Secretary	Partner, Bennett Jones LLP (barristers & solicitors)	Mar/94	10,879
Felix Pardo[(2)(4)] Cambridge, Massachusetts, USA Director	Independent Businessman	Mar/91	29,479
R. H. (Dick) Pinder[(2)(3)] Calgary, Alberta, Canada Director	President, Kingsmere Corporate Finance Ltd. (private investment and advisory company)	Sept/94	7,382
Clayton H. Riddell[(3)(4)] Calgary, Alberta, Canada Director and Chair	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company)	Jul/88	1,222,979[(5)]
Ronald L. Sifton Calgary, Alberta, Canada Director, Senior VP, Finance and CFO	Officer of Newalta	Jul/84	214,560
Barry D. Stewart[(3)] Calgary, Alberta, Canada Director	President, Barizco Enterprises Inc. (private consulting company)	Mar/02	13,360
Peter Dugandzic Calgary, Alberta, Canada VP, Oilfield	Officer of Newalta	N/A	19,060
Alan P. Swanson DeWinton, Alberta, Canada VP, Industrial	Officer of Newalta	N/A	52,465
J. Craig Wilkie Calgary, Alberta, Canada VP, Business Development	Officer of Newalta	N/A	51,202

Notes:

(1) The information as to Trust Units owned, not being within the knowledge of Newalta or Newalta Fund, has been furnished by the respective directors and officers individually.

(2) Messrs. Pinder, Pardo and Milligan are members of the Audit Committee of Newalta Fund. Mr. Pinder is the Chair of the Audit Committee.

(3) Messrs. Stewart, Riddell and Pinder are members of the Compensation Committee of Newalta. Mr. Stewart is the Chair of the Compensation Committee.

(4) Messrs. Milligan, Riddell and Pardo are members of the Corporate Governance and Nominating Committee of Newalta. Mr. Milligan is the Chair of the Corporate Governance and Nominating Committee.

(5) The number of Trust Units disclosed above includes ownership by Paramount Oil & Gas Ltd. as to 821,150, by 409790 Alberta Ltd. as to 87,950 and by Treherne Resources Ltd. as to 22,000. Paramount Oil & Gas Ltd. is 98 percent owned by Mr. Riddell, a director of the Corporation. 409790 Alberta Ltd. and Treherne Resources Ltd. are wholly-owned subsidiaries of Paramount Oil & Gas Ltd.

Each of the foregoing persons has been engaged in the principal occupations indicated or in executive or similar positions with the same or associated companies for the last five years, except for Mr. MacDonald who from October, 1998 to May, 2003 was Director Commercial Banking, Oil & Gas, CIBC World Markets Inc., Mr. Pinder who was, between June, 2002 and April, 2003, an employee of Centurion Investment Advisors Inc., Mr. Stewart who prior to October, 2001 was an officer with Suncor Energy Inc. and Mr. Pardo, who prior to December 31, 2002 was Chairman and Chief Executive Officer of Dyckerhoff Inc., who prior to March, 1998, was President of Ruhr America Coal Corporation and who prior to March, 1998, was President and Chief Executive Officer of Philip Services Corp. ("**Philip**"). Philip underwent financial reorganizations pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director during 2000 and 2003. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003. Following the acquisition by Newalta of Anadime, one of Anadime's non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (now Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from July 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation.

As of April 1, 2004, the directors and officers of Newalta, as a group, owned, directly or indirectly, 1,737,507 Trust Units or approximately 6.4% of the outstanding Trust Units. The directors and officers also held, in aggregate, 28,995 Exchange Rights and 795,500 Trust Unit Rights, which, if exercised, would increase the beneficial ownership of the officers and directors, as a group, to 9.2% of the outstanding Trust Units.

Risk Factors Affecting the Business of Newalta Fund and Newalta

Market Conditions and Commodity Prices

The business of Newalta is directly affected by fluctuations in the level of activity in the oil and natural gas industry which, in turn, is directly affected by fluctuations in world energy prices. Approximately 10% of Oilfield's revenue is derived from the crude oil processed by Newalta. Accordingly, a decrease in the price of crude oil (including the price for heavy oil and associated differentials) directly impacts the revenues generated from the sale of recovered crude oil and indirectly impacts the revenue of Newalta from lower market activity. The demand for the services of Newalta is primarily dependent on the level of production activity being undertaken in oil and gas companies in western Canada. The primary uncertainties facing this industry are whether exploration and development expenditures will result in the discovery of reserves which are economic in relation to the amount invested as well as a tendency for world energy prices to fluctuate, sometimes significantly. Future prices of oil and gas are affected by events, governments and organizations beyond Newalta's control. As world oil prices are quoted in U.S. dollars, fluctuations in the Canada/U.S. exchange rate also impact Newalta's customers and, accordingly, may impact Newalta itself.

The success of Newalta's business is tied, in large part, to the general health of the oil and natural gas industry in western Canada. Newalta is sensitive to various industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production and marketing imposed by legislation enacted by various levels of government and with respect to pricing and taxation.

Competition

In the oil and gas waste management industry, consolidation has occurred over the last several years, effectively reducing the market to two competitors, Newalta and CCS Inc. Each of Newalta and CCS Inc. has an extensive network of facilities and are significant competitors for oilfield waste treatment and disposal services. In acquiring and maintaining business, Newalta experiences competition primarily in the areas of pricing and service. Customer relationships can be short term in nature and due to the competitive nature of the market, customers are generally not bound by long-term contracts or service agreements. Competitiveness is maintained by the customer's ability to seek the best combination of value and price from competing alternatives and to move between these alternatives with relative ease.

The provision of waste management and recycling services is largely dependent upon the willingness of customers to outsource their waste management activities. Many customers, or potential customers, have internal options available to them. Additionally, many oilfield waste generators have abandoned wells that can be licensed to dispose of third party waste and batteries that can be used to treat oilfield waste to recover oil. A trend towards internal waste management could have significant impact on Newalta's business.

Seasonality

The business of Newalta is seasonal in nature in that its operations are occasionally limited during the spring of each year due to road bans and transportation restrictions which reduce the volume of material received by Newalta to be processed and disposed.

Regulation

Newalta's business is directly and indirectly affected by government legislation and regulation which imposes responsibilities and liabilities on the operation of Newalta, and on industries which Newalta services.

The waste management and recycling services offered by Newalta are currently subject to environmental regulation pursuant to a variety of local, provincial, and federal legislation. Environmental legislation regulates health, safety, environment and land use. Permits, authorizations or licenses are generally required for the development and operation of treatment and storage facilities, and for the disposal and transportation of certain types of waste. Environmental legislation also provides for standards, restrictions and prohibitions on the handling of certain types of waste and for releases, spills or emissions into the environment of substances that are being handled by Newalta. In addition, legislation may require an assessment of the environmental impact of a facility prior to the development of a facility and may also require that facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach by Newalta of such legislation may result in suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties.

Newalta is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. Newalta believes that it is in material compliance with applicable environmental laws and regulations. Newalta provides for future potential environmental liabilities by charging to income the estimated future site restoration costs, net of salvage value, for all its facilities over their estimated remaining useful lives. For the year ended December 31, 2003, Newalta charged $0.5 million to earnings for future site restoration costs.

The government agencies that regulate Newalta's business require that each operator of a waste management facility post a financial security in order to operate the facility. It is anticipated that this type of financial assurance will require operators of waste management facilities to have more financial strength and to have viable sustainable businesses. Accordingly, Newalta has provided $5.4 million in performance bonds and $2.4 million in letters of credit.

Access to Industry and Technology

The technology used in the waste management and recycling services business is not generally protected by intellectual property rights. Technology used in the industry is commonly known within the processing industry including the oil and gas industry generally. As such, there are no significant technological barriers to entry within the industry.

Potential Undisclosed Liabilities Associated with Acquisitions

In connection with any acquisition made by Newalta, there may be liabilities that Newalta fails to discover or is unable to discover including liabilities arising from non-compliance with environmental laws by prior owners and for which Newalta, as successor owner, may be responsible. In addition, acquisitions often result in difficulties in integration which could adversely affect the results of Newalta.

Dependence on Senior Management

Newalta is highly dependent upon its senior management team. Newalta will continue to require operations management personnel with waste industry experience. Newalta is not aware of the availability of such experienced management personnel nor how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, or the inability to hire experienced operations management personnel, could materially adversely affect the operations and financial condition of Newalta.

Insurance

Newalta maintains insurance that is consistent with industry practice. Newalta also has operational and emergency response procedures, and safety and environmental programs in place to reduce potential loss exposure. Newalta believes that it is in substantial compliance, in all material respects, with current environmental legislation and has taken steps that it believes are prudent to ensure that its compliance will be maintained. Newalta is uncertain of the costs that may be involved to continue to effect such compliance.

Possible Volatility of Trust Unit Price

The market price of the securities of Newalta Fund may be subject to significant fluctuations in response to variations in results of operations and other factors. Developments affecting the oil and gas industry generally, including national and international economic conditions, currency fluctuations and government regulation, could also have a significant impact on the market price of the securities of Newalta Fund. In addition, the stock market can experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies, and the price of the Trust Units of Newalta Fund could be affected by such fluctuations.

Debt Service

Amounts paid in respect of interest and principal on Newalta's long-term debt will reduce Newalta's net income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Newalta is exposed to fluctuations in short-term Canadian interest rates as a result of the use of a floating debt rate. Although Newalta believes its credit facilities will be sufficient to meet its immediate requirements, there can be no assurance that the amount will be adequate to satisfy the future financial obligations of Newalta or that additional funds will be able to be obtained.

Lenders have been provided with security over all or substantially all of the assets of Newalta and all material subsidiaries and are secured by a guarantee of senior indebtedness made by Newalta Fund and a pledge of shares of Newalta held by Newalta Fund. If Newalta becomes unable to pay its debt service or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Newalta and any material subsidiary, or enforce or realize upon any such guarantee or share pledge.

Expansion into Eastern Canada

Newalta intends to expand its operations into eastern Canada. The success of this expansion is dependent upon timing, size and quality of the opportunities, available debt capacity and market conditions. There can be no guarantee that Newalta will be successful in its plans to expand its operations into eastern Canada, or if its operations are expanded into eastern Canada, that such expansion will be a financial success.

Future Capital Needs

Newalta and Newalta Fund may require additional funds to support its expansion, develop new services, respond to competitive pressures, acquire complimentary businesses, or take advantage of unanticipated opportunities. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Newalta or at all. If adequate funds are not available on acceptable terms, Newalta and Newalta Fund may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on Newalta's business financial conditions and operating results.

Risks Related to the Structure of Newalta Fund

Dependence on Newalta

Newalta Fund is a limited purpose trust which will be entirely dependent upon the operations and assets of Newalta through its ownership, directly and indirectly, of the Common Shares and the Notes. Accordingly, Newalta Fund is dependent upon the ability of Newalta to meet its interest and principal repayment obligations under the Notes and its interest and principal obligations under credit or debt facilities with banks and other financial institutions. Newalta's income will be received from providing services to oil and gas producers and will be susceptible to the risks and uncertainties associated with Newalta and the oil and natural gas industry generally.

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a direct investment in Newalta's business and should not be viewed by investors as shares in Newalta. As holders of Trust Units,

Unitholders will not have the statutory rights normally associated with ownership of shares of a company including, for example, the right to bring "oppression" or "derivative" actions. The Trust Units represent a fractional interest in Newalta Fund. Newalta Fund's primary assets are the Notes and the Common Shares.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder shall incur or will be subject to any liability in contract or in tort in connection with Newalta Fund or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Newalta Fund's assets.

The Deed of Trust further provides that all contracts signed by or on behalf of Newalta Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Deed of Trust, Unitholders may not be protected from liabilities of Newalta Fund to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against Newalta Fund that do not arise under contracts.

The business of Newalta Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against Newalta Fund.

Income Tax Matters

There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted by Newalta or its affiliates in respect of the Notes. If such a challenge were to succeed against Newalta or its affiliates, it could materially adversely affect the amount of distributable cash available. Newalta management believes that the interest expense inherent in the structure of Newalta Fund is supportable and reasonable in light of the terms of the Notes.

Further, interest on the Notes accrues at the Newalta Fund level for income tax purposes whether or not actually paid. The Deed of Trust provides that an amount equal to the taxable income of Newalta Fund will generally be distributed each year to Unitholders in order to reduce Newalta Fund's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, any additional amount necessary to be distributed to Unitholders will be distributed in the form of additional Trust Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes. Notes will not be qualified investments for trusts governed by Exempt Holders.

Investment Eligibility

The Trustees will seek to ensure that the Trust Units are qualified investments for Exempt Holders under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified

or ineligible investments and there can be no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time. If Newalta Fund ceases to qualify at any relevant time as a "mutual fund trust" under the Tax Act the Trust Units will cease to be qualified investments for Exempt Holders under the Tax Act. See "Additional Information Respecting Newalta Income Fund – Mutual Fund Trust Requirements".

ADDITIONAL INFORMATION RESPECTING NEWALTA INCOME FUND

Description of Trust Units

The beneficial interests in Newalta Fund are divided into Trust Units. The interest of each Unitholder is determined by the number of Trust Units registered in the name of the Unitholder. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from Newalta Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of Newalta Fund in the event of the termination or winding-up of Newalta Fund. All Trust Units outstanding from time to time are entitled to equal shares in any distributions by Newalta Fund and in the event of the termination or winding-up of Newalta Fund, in the net assets of Newalta Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The holders of Trust Units are entitled to receive notice of, attend and vote at any meeting of Unitholders on the basis of one vote for each Trust Unit held. The aggregate number of Trust Units which is authorized and may be issued is unlimited.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Newalta or Newalta Fund. As holders of Trust Units in Newalta Fund, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. See "Information Concerning Newalta Corporation – Risk Related to the Structure of Newalta Fund".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

As of April 1, 2004, Newalta Fund had issued and outstanding a total of 27,075,388 Trust Units, with an additional 1,976,531 Trust Units reserved for issuance pursuant to the terms of the Trust Unit Rights Incentive Plan of Newalta Fund (of which 1,128,000 Trust Unit Rights have been granted) and an additional 46,203 Trust Units reserved for issuance on conversion of the outstanding Exchange Rights.

Market for Trust Units

The Trust Units have been listed and posted for trading on the Toronto Stock Exchange under the symbol "NAL.UN" since March 6, 2003. The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the Toronto Stock Exchange since March 6, 2003 for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2003				
March (6 to 31)	9.50	8.70	8.75	1,389,070
April	8.89	8.60	8.80	972,616
May	9.90	8.62	9.80	3,664,273
June	10.49	9.67	10.46	2,020,357
July	10.95	10.16	10.80	2,231,490
August	12.89	10.75	12.75	2,001,965
September	13.17	11.78	12.55	3,356,819
October	13.75	12.30	13.75	3,842,722
November	15.85	13.60	15.72	1,669,688
December	16.15	15.50	16.13	3,150,736

Distributions to Unitholders

Distributable Income is calculated by Newalta and approved by the Trustees. Newalta Fund distributes Distributable Income on or about the 15th day of each calendar month, or if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month. The following cash distributions were made to Unitholders in the fiscal year ended December 31, 2003:

Record Date	Payment Date	Per Trust Unit	Total
March 31, 2003	April 15, 2003	$0.09	$1,982,566
April 30, 2003	May 15, 2003	0.09	1,982,566
May 30, 2003	June 16, 2003	0.09	1,993,816
June 30, 2003	July 15, 2003	0.09	2,016,569
July 31, 2003	August 15, 2003	0.09	2,050,319
August 29, 2003	September 15, 2003	0.09	2,061,569
September 30, 2003	October 15, 2003	0.105	2,418,400
October 31, 2003	November 17, 2003	0.105	2,817,400
November 28, 2003	December 15, 2003	0.105	2,817,400
December 31, 2003	January 15, 2004	0.105	2,817,737
Total Distributions made to Unitholders in 2003		**$0.96**	**$22,958,342**

Mutual Fund Trust Requirements

In order to qualify as a "mutual fund trust" under the provisions of the Tax Act, Newalta Fund must satisfy various conditions, including but not limited to the following conditions:

1. some of the Trust Units must have conditions attached thereto that require Newalta Fund to accept, at the demand of the Unitholder, the surrender of the Trust Units;

2. the fair market value of the Trust Units described in item 1 above cannot be less than 95% of the fair market value of all of the issued Trust Units;

3. the Trust Units must be qualified for distribution to the public or have been lawfully distributed to the public in circumstances where a prospectus or similar document was not required to be filed in respect of the distribution;

4. in respect of the Trust Units referred to in item 3 above, there must be no fewer than 150 Unitholders;

5. each holder of Trust Units referred to in item 3 above must hold no less than one block of Trust Units (a block is characterized as 100 Trust Units if the fair market value of one Trust Unit is less than $25, 25 Trust Units if the fair market value of one Trust Unit is $25 or more but less than $100 and, and 10 Trust Units if the fair market value of one Trust Unit is $100 or more); and

6. each holder of Trust Units referred to in item 3 above must hold such Trust Units having an aggregate fair market value of not less than $500.

Liability of Unitholder

The Deed of Trust provides that no Unitholder, in its capacity as such, shall be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (a) the assets of Newalta Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached to, associated with or derived from such assets; (b) the obligations or the activities or affairs of Newalta Fund; (c) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (d) any act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (e) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); or (f) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by Newalta Fund or by the Trustees or by any other person on behalf of or in connection with the activities or affairs of Newalta Fund. The Deed of Trust also provides that no Unitholder in his capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any of the foregoing liabilities of Newalta Fund. The Deed of Trust further provides that all contracts signed by or on behalf of Newalta Fund must contain a provision to the effect that such obligations will not be binding on Unitholders personally. To the extent that any Unitholder, in its capacity as such, is determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any liabilities of Newalta Fund, such judgment and any writ of execution or similar process, is to be enforceable only against and be satisfied only out of, the Unitholder's share of the assets of Newalta Fund.

Issuance of Trust Units

Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Immediately after any pro rata distribution of additional Trust Units to all Unitholders, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. Each certificate representing a number of Trust Units prior to the distribution of additional Trust Units shall represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

Distributions

The Deed of Trust provides that the Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Unitholder's share

of such Distributable Cash shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Except in the circumstances described below, Distributable Cash which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

The Deed of Trust also permits the Trustees to declare to be payable and make distributions, from time to time, out of Income of Newalta Fund, Net Realized Capital Gains, the capital of Newalta Fund or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine. The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of any such distribution. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable record date. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution.

Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of Newalta Fund, Net Realized Capital Gains and any other applicable amounts so that Newalta Fund will not have any liability for tax under Part 1 of the Tax Act in any taxation year, the Deed of Trust provides that the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(a) an amount equal to the amount, if any, by which the Income of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of the Income of Newalta Fund for such year; and

(b) an amount equal to the amount, if any, by which the Net Realized Capital Gains of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of Net Realized Capital Gains for such year.

The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on December 31. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on December 31 in the year of such distribution. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows December 31 in the applicable year.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by Newalta Fund in the year on shares of taxable Canadian corporations, net capital gains realized by Newalta Fund in the year and foreign source Income of Newalta Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to Newalta Fund, rather than to the Unitholders. Distributions payable to Unitholders shall be deemed to be

distributions of Income of Newalta Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine.

The Deed of Trust provides that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder by the Trustees.

Where the Trustees determine that Newalta Fund does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement, the payment may, at the option of the Trustees, include the pro rata issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution. The value of each Trust Unit issued shall be the "market price" (as defined under "Additional Information Respecting Newalta Income Fund – Redemption of Trust Units") of the Trust Units on the applicable Distribution Record Date or December 31 in any year, as the case may be.

The Deed of Trust permits Trustees to deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

Any payments of cash by Newalta Fund to a Unitholder pursuant to the Deed of Trust is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

Redemption of Trust Units

Each Unitholder shall be entitled to require Newalta Fund to redeem, at any time or from time to time at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. To exercise a Unitholder's right to require redemption, a duly completed and properly executed notice requiring Newalta Fund to redeem Trust Units, in a form approved by the Trustees, shall be sent to Newalta Fund at the head office of Newalta Fund, together with the certificate or certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by Newalta Fund of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by Newalta Fund of such notice. Trust Units shall be considered to be tendered for redemption on the date that Newalta Fund has, to the satisfaction of the Trustees, received the notice, certificates representing the Trust Units and other required documents or evidence as aforesaid.

Upon receipt by Newalta Fund of the notice to redeem Trust Units given in accordance with the foregoing requirements, the holder of the Trust Units tendered for redemption shall be entitled to receive

a price per Trust Unit (the "**Cash Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to Newalta Fund for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were tendered to Newalta Fund for redemption. The "**market price**" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "**closing market price**" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Cash Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by Newalta Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Trust Units will not be entitled to the Cash Redemption Price if: (i) the total amount payable by Newalta Fund in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $75,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month; (ii) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of Newalta Fund are not listed for trading on the Toronto Stock Exchange or are not traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of the outstanding Trust Units of Newalta Fund is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to Newalta Fund for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to Newalta Fund for redemption.

In the event a holder of Trust Units is not entitled to payment of a Cash Redemption Price in respect of Trust Units tendered for redemption, such Unitholder shall instead be entitled to receive a price per Trust Unit (the "**In Specie Redemption Price**") equal to the fair market value thereof as determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by Newalta Fund, on the basis,

per Trust Unit tendered for redemption, of the number of each class of securities owned by Newalta Fund on the date such Trust Units were tendered for redemption, each such class of securities divided by the number of Trust Units of Newalta Fund outstanding on such date. No fractional securities shall be distributed and where the number of securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. Newalta Fund shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date. Payments by Newalta Fund of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Meetings of Unitholders

The Deed of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustees, the appointment or removal of the auditors of Newalta Fund, the approval of amendments to the Deed of Trust (except as described under "Additional Information Respecting Newalta Income Fund - Amendments to the Deed of Trust"), amendments to the Note Indenture other than in the contemplation of a future issuance of Notes, material amendments to the articles of Newalta, the amalgamation or merger of Newalta with any other corporation (other than as part of an internal reorganization), the sale or disposition of all or substantially all of the assets of Newalta Fund or Newalta (other than as part of an internal reorganization), and the termination of Newalta Fund. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of Newalta Fund. The first annual meeting of Newalta Fund will take place on or before June 30, 2004. A resolution appointing or removing a Trustee or the auditors of Newalta Fund must be passed by a simple majority of the votes cast by the Unitholders. The balance of the foregoing matters must be passed by at least 66⅔% of the votes cast at a meeting of Unitholders called for such purpose.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person and either holding personally or representing as proxies not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

A resolution in writing executed by Unitholders holding more than 66⅔% of the outstanding Trust Units at any time shall be as valid and binding for all purposes as if such resolution had been passed at a meeting of Unitholders.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders

Information and Reports

Newalta Fund will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

Newalta will provide Newalta Fund with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow Newalta Fund to meet its public reporting requirements. With respect to material changes, Newalta will provide timely disclosure to Newalta Fund as if Newalta were a public company.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

The Deed of Trust establishes that the Trustees shall consist of not more than ten nor less than three Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. In addition, the Initial Trustees shall be permitted to appoint additional Trustees for a term to expire at the close of the first annual meeting of Unitholders. Trustees shall be appointed at each annual meeting of Unitholders by a resolution approved by a majority of the votes cast at a meeting of Unitholders. A quorum of Trustees, being the greater of two Trustees or a majority of the Trustees then holding office, may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees. No more than one-third of the Trustees at any time may be non-residents of Canada.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

In addition to any other power which the Trustees may have by virtue of any statute or rule of law, the Deed of Trust provides that, subject to the terms and conditions thereof, the Trustees may exercise all powers which are necessary or useful to carry on the purpose and activities of Newalta Fund, to promote any of the purposes for which Newalta Fund is formed and to carry out the provisions of this Deed of Trust.

The Deed of Trust requires the Trustees to act honestly and in good faith with a view to the best interests of Newalta Fund and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of

care of the Trustees are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the ABCA. Each Trustee, in his or her capacity as trustee, is not required to devote his or her entire time to the investments and affairs of Newalta Fund.

The Trustees shall be paid such remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director or an employee of Newalta or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees.

The current Trustees are Alan P. Cadotte, Robert M. MacDonald, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart. Each of the current Trustees is currently a member of the Board of Directors of Newalta. See "Information Concerning Newalta Corporation – Directors and Officers".

Liability of the Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. No Trustee shall be liable for any loss or damage which may occur to the assets of Newalta Fund or any part thereof (including any securities whose ownership interests are comprised directly or indirectly in the assets of Newalta Fund) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of any entities, the securities of which form part of the assets of Newalta Fund, including without limitation:

  (i) the reliance on information given at meetings or otherwise by the management of such entities;

  (ii) the failure to act upon any information received from inquiring into the management of such entities or otherwise;

  (iii) the failure to require the management of such entities to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the assets of Newalta Fund; and

  (iv) the acquiescence in business arrangements entered into by such entities even if such business arrangements prove detrimental to the interest of Newalta Fund;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Newalta Fund arising

out of anything done or permitted or omitted to be done in respect to the affairs of Newalta Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. Newalta Fund shall be solely liable for any such debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses and resort shall be had solely to the assets of Newalta Fund for the payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of Newalta Fund.

Each Trustee, each former Trustee, each officer of Newalta Fund and each former officer of Newalta Fund shall be entitled to be and shall be indemnified and reimbursed out of the assets of Newalta Fund in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of Newalta Fund or, at the request of Newalta Fund, a director or officer of Newalta or any subsidiaries thereof; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the assets of Newalta Fund in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of actual fraud, dishonesty or gross negligence. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted under the Deed of Trust, or otherwise existing under law, except out of the assets of Newalta Fund, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement.

Amendments to the Deed of Trust

The Trustees may, without the approval of the Unitholders, make certain amendments to the Deed of Trust provided that no such amendment shall modify the right to one vote per Trust Unit, reduce the fractional undivided interest in the assets of Newalta Fund represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders or alter the takeover bid acquisition provisions of the Deed of Trust without the consent of all of the Unitholders. See "Additional Information Respecting Newalta Income Fund – Takeover Bids". Subject to the foregoing limitation, the Trustees may make amendments for any of the following purposes: (i) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or Newalta Fund; (ii) providing, in the opinion of the Trustees, additional protection for the Unitholders; (iii) removing any conflicts or inconsistencies in the Deed of Trust or making minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation law; and (v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable.

Limitations on the Powers of the Trustees

The Deed of Trust provides that the Trustees may not under any circumstances whatsoever authorize, without the approval of 66⅔% of the votes cast at a meeting of the Unitholders:

(a) any amalgamation or other merger of Newalta with any other corporation, except with one or more direct or indirect wholly-owned subsidiaries of Newalta Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by Newalta Fund or any other sale, lease or exchange of all or substantially all of the assets of Newalta Fund, except pursuant to an in specie redemption, pursuant to any security that may be granted by the Trustees, pursuant to any internal reorganization of the direct or indirect assets of Newalta Fund or where any such sale, lease or exchange is effected between or among Newalta Fund and any one or more of:

(i) Newalta;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

(iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta, except pursuant to any security granted by Newalta, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) Newalta Fund;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

(iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) to (ii) above; and

(iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to Newalta Fund.

Limitation on Non-Resident Ownership

The Deed of Trust provides that at no time may non-residents of Canada within the meaning of the Tax Act be the beneficial owners of more than 49% of the Trust Units. Newalta Fund may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident. If Newalta Fund becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding are, or may be, non-residents or that such a

(j) attending to all administrative and other matters arising in connection with any redemptions of Trust Units;

(k) determining the timing and terms of future offerings of Trust Units;

(l) preparing and approving any prospectus or comparable documents of Newalta Fund to qualify the sale of securities from time to time;

(m) promptly notifying Newalta Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of Newalta Fund; and

(n) generally providing all other services as may be necessary or as requested by the Trustees of Newalta Fund, for the administration of Newalta Fund.

The Administration Agreement requires Newalta to perform all services at all times in compliance with applicable laws, to comply with all instructions of the Trustees and to observe and perform or cause to be observed and performed on behalf of Newalta Fund in every material respect the provisions of the agreements from time to time entered into in connection with the activities of Newalta Fund and all applicable laws.

Legal Proceedings

Newalta is not aware of any material legal proceedings nor are any such proceedings known by Newalta to be contemplated.

Interest of Management and Others in Material Transactions

Other than as discussed herein, there are no material interests, direct or indirect, of directors, executive officers, senior officers, any direct or indirect shareholder of Newalta Fund who beneficially owns, or who exercises control over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Newalta Fund.

Transfer Agents and Registrars

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

Material Contracts

Other than as discussed herein, there are no material contracts, other than contracts entered into in the ordinary course of business, that are material to Newalta that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect.

Interests of Experts

As at the date hereof, the partners and associates of Deloitte & Touche LLP, Chartered Accountants, the independent auditors of Newalta Fund and Newalta, as a group did not beneficially own any Trust Units.

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

"**Distribution Record Date**" means the last business day of each calendar month or such other date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date;

"**Exchange Right**" means a right to purchase Trust Units, issuable by Newalta Fund to former holders of options to acquire Common Shares;

"**Exempt Holders**" means a registered retirement savings plan, registered retirement income fund, registered education savings plan and deferred profit savings plan, in each case as defined in the Tax Act;

"**Income of Newalta Fund**" means, for any taxation year of Newalta Fund, the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by Newalta Fund to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

"**Initial Trustees**" means the trustees of Newalta Fund on January 16, 2003, being Alan P. Cadotte, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart;

"**In Specie Redemption Price**" has the meaning ascribed thereto under the heading "Additional Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**market price**" has the meaning ascribed thereto under the heading "Additional Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**Net Realized Capital Gains**" means, for any taxation year of Newalta Fund, the amount, if any, by which the aggregate of the capital gains of Newalta Fund in the year exceeds: (a) the aggregate of the capital losses of Newalta Fund in the year; (b) any capital gains which are realized by Newalta Fund as a result of a redemption of Units pursuant to the Deed of Trust; and (c) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which Newalta Fund is permitted by the Tax Act to deduct in computing the taxable income of Newalta Fund for the year;

"**Newalta**" means Newalta Corporation, a corporation amalgamated under the ABCA;

"**Newalta Fund**" means Newalta Income Fund, a trust settled under the laws of Alberta pursuant to the Deed of Trust;

"**Note Indenture**" means the note indenture between Newalta and Valiant Trust Company to govern the issuance of the Notes;

"**Notes**" means the unsecured, subordinated notes issued by Newalta to Newalta Fund pursuant to the Note Indenture;

"**Plan of Arrangement**" means the plan of arrangement to give effect to the Arrangement;

"**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1, as amended;

"**Transfer Date**" has the meaning ascribed thereto under the heading "Additional Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**Trust Unit**" means a unit of Newalta Fund;

"**Trustees**" means the duly appointed trustees of Newalta Fund; and

"**Unitholders**" means holders from time to time of the Trust Units.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Newalta Income Fund

Participation Fee for the Financial Year Ending: December 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		26,836,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	11.51	
Market value of class or series	=	308,882,360	
			308,882,360 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			
			____ (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			____ (B)
(Repeat for each class or series of corporate debt or preferred shares)			____ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			308,882,360
Total fee payable in accordance with Appendix A of the Rule			$25,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			____
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			____

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____

Contributed surplus ____

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion)	________
Minority or non-controlling interest	________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	________
Any other item forming part of shareholders' equity and not set out specifically above	________
Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X	________
Capitalization	________
Total Fee payable pursuant to Appendix A of the Rule	________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

January 16, 2003

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs,

Re: Newalta Corporation
CUSIP: 650 20E 108
Special Meeting of Shareholders

We are pleased to advise you of the **revised** details of the upcoming meeting of the shareholders of Newalta Corporation:

Issuer:	Newalta Corporation
CUSIP:	650 20E 108
Type of Meeting:	Special Meeting of Shareholders
Date:	**February 24, 2003**
Place:	Calgary, Alberta
Record Date:	January 16, 2003

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Newalta Corporation.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Newalta Corporation
Attn: Ms. Louise Paffrath

NEWALTA CORPORATION
NOTICE OF SPECIAL MEETING

to be held February 24, 2003

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated January 16, 2003, a special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to acquire Common Shares ("Options") (collectively "Securityholders") of Newalta Corporation ("Newalta") will be held in the Viking Room at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on February 24, 2003 for the following purposes:

1. to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth as Appendix A to the accompanying Information Circular, to approve an arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"), all as more particularly set forth and described in the accompanying Information Circular;

2. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve a Trust Unit Rights Incentive Plan for Newalta Income Fund, all as more particularly set forth and described in the accompanying Information Circular; and

3. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is January 16, 2003. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares or Options issued by Newalta after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any of his Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Valiant Trust Company, at Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their securities in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular.

DATED at the City of Calgary, in the Province of Alberta, this 16th day of January, 2003.

BY ORDER OF THE COURT OF QUEEN'S BENCH OF ALBERTA and the **BOARD OF DIRECTORS**

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer

Newalta Corporation

Notice of Special Meeting

Notice of Petition

Information Circular

With respect to a proposed

PLAN OF ARRANGEMENT

involving

NEWALTA CORPORATION

NEWALTA ACQUISITION CORPORATION

NEWALTA INCOME FUND

January 16, 2003

NEWALTA

Better ways to manage waste

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS
NOTICE OF SPECIAL MEETING
NOTICE OF PETITION
INFORMATION CIRCULAR 1
INFORMATION FOR UNITED STATES SECURITYHOLDERS 1
CURRENCY AND EXCHANGE RATES 2
FORWARD-LOOKING STATEMENTS 2
GLOSSARY OF TERMS 3
SUMMARY INFORMATION 8
THE ARRANGEMENT 15
Background to and Reasons for the Arrangement 15
Effect of the Arrangement 17
Details of the Arrangement 19
Arrangement Agreement 20
Procedure for the Arrangement Becoming Effective 20
Approvals 22
Regulatory Approvals 23
Recommendation of the Board of Directors 23
Fairness Opinion 23
Timing 24
Procedure for Exchange of Common Shares 24
Procedure for Exchange of Options 25
Canadian Federal Income Tax Considerations – Shareholders 26
Canadian Federal Income Tax Considerations – Optionholders 30
Rights of Dissent 31
Interests of Certain Persons in the Arrangement 33
Expenses of the Arrangement 33
Stock Exchange Listing 33
Securities Law Matters 33
Legal Matters 34
INFORMATION CONCERNING NEWALTA FUND 34
General 34
Trust Units 35
Mutual Fund Trust Requirements 35
Liability of Unitholder 36
Issuance of Trust Units 36
Distributions 37
Redemption of Trust Units 38
Meetings of Unitholders 40
Information and Reports 41
Takeover Bids 41
The Trustees 41
Liability of the Trustees 42
Amendments to the Deed of Trust 43
Limitations on the Powers of the Trustees 44
Limitation on Non-Resident Ownership 45
Management of Newalta Fund 45
Consolidated Capitalization 46
INFORMATION CONCERNING ACQUISITIONCO 47

INFORMATION CONCERNING AMALGAMATIONCO 48
General 48
Distribution Policy 48
AmalgamationCo Share Capital 48
Notes 49
Management of AmalgamationCo 50
INFORMATION CONCERNING NEWALTA CORPORATION 50
Background 50
Operations of Newalta 53
Selected Financial Information 55
Three Year Financial Data 55
Quarterly Financial Data 56
Financial Statements and Management's Discussion and Analysis 56
Description of Share Capital 56
Description of Indebtedness 56
Consolidated Capitalization 57
Prior Issuances 58
Dividend Policy 59
Trading History of Common Shares 59
Directors and Officers 59
Directors and Executive Officers Compensation 61
Indebtedness of Directors and Senior Officers 67
Principal Holders of Common Shares 67
Risk Factors Affecting the Business of Newalta and AmalgamationCo 68
Risks Related to the Structure of the Fund 71
Interest of Insiders and Others in Material Transactions 72
Material Contracts 72
Legal Proceedings 73
Auditors, Transfer Agent and Registrar 73
OTHER MATTER TO BE BROUGHT BEFORE THE MEETING 73
Approval of the Trust Unit Rights Incentive Plan 73
SOLICITATION OF PROXIES AND VOTING AT THE MEETING 75
Solicitation of Proxies by Management 75
Appointment of Proxies 75
Revocation of Proxies 76
Advice to Beneficial Holders of Common Shares 76
Signature of Proxy 77
Voting of Proxies 77
Exercise of Discretion by Proxies 77
Voting of Shares 77
Record Date 77
Procedure and Votes Required 77
CERTIFICATE 79

Appendix A – Arrangement Resolution A-1
Appendix B – Arrangement Agreement B-1
Appendix C – Interim Order C-1
Appendix D – Financial Statements and Management's Discussion and Analysis D-1
Appendix E – Fairness Opinion E-1
Appendix F – Section 191 of the *Business Corporations Act* (Alberta) F-1

NEWALTA

Better ways to manage waste

January 16, 2003

Dear Shareholders and Optionholders:

On behalf of the Board of Directors, I would like to take this opportunity to invite you to a special meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") and holders ("Optionholders") of options to acquire Common Shares ("Options") (collectively, "Securityholders") of Newalta Corporation ("Newalta") to be held, pursuant to an Interim Order of the Court of Queen's Bench of Alberta, on February 24, 2003 at 10:00 a.m. (Calgary time) in the Viking Room at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta. Enclosed with this letter is a Notice of Special Meeting, Notice of Petition, a Management Information Circular (the "Information Circular"), form of proxy and a letter of transmittal and election. **I urge you to review these materials carefully and, if you require assistance, to consult your legal, financial, or other professional advisors.** The purpose of this Meeting is to consider and vote upon a proposed reorganization of Newalta pursuant to a plan of arrangement (the "Arrangement") involving Newalta, Newalta Acquisition Corporation and Newalta Income Fund. The Arrangement provides for all holders of Common Shares to receive Trust Units ("Trust Units") of Newalta Income Fund and for all holders of Options to receive rights to acquire Trust Units of Newalta Income Fund or cash, as the case may be.

The purpose of the Arrangement is to convert Newalta from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to trust unitholders. The Board of Directors of Newalta believes that the conversion to a trust will maximize value for Securityholders and represents the best alternative to enhance the value of Newalta and its assets over time.

The resolution approving the Arrangement must be approved by 66⅔% of the votes cast by the Securityholders, voting together as a class, either in person or by proxy at the Meeting. **If you are not a registered Shareholder, you must contact your broker to ensure that both your vote is properly cast and that your election is made before the Meeting.** The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta.

BMO Nesbitt Burns Inc. has provided the Board of Directors of Newalta with its opinion that the Arrangement is fair, from a financial point of view, to Securityholders. **The Board of Directors, based upon its own investigations, including its consideration of the fairness opinion of BMO Nesbitt Burns Inc., has unanimously concluded that the Arrangement is in the best interests of Newalta and its Securityholders and recommends that Securityholders vote in favour of the Arrangement.**

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Newalta Income Fund. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. I hope you will attend the Meeting. If you are unable to attend in person, please take the time now to consider this matter and complete the enclosed form of proxy and letter of transmittal and election, and return them prior to the Meeting in order that your Common Shares and/or Options can be voted at the Meeting.

If you have any questions, please contact Mr. Ron Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta at (403) 206-2684 by phone, (403) 265-5334 by fax or rsifton@newalta.com.

In closing, I want to thank you for your continued support of Newalta and ask for your positive support at the Meeting for the Arrangement.

Yours very truly,

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer

NEWALTA CORPORATION
NOTICE OF SPECIAL MEETING

to be held February 24, 2003

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated January 16, 2003, a special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to acquire Common Shares ("Options") (collectively "Securityholders") of Newalta Corporation ("Newalta") will be held in the Viking Room at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on February 24, 2003 for the following purposes:

1. to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth as Appendix A to the accompanying Information Circular, to approve an arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"), all as more particularly set forth and described in the accompanying Information Circular;

2. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve a Trust Unit Rights Incentive Plan for Newalta Income Fund, all as more particularly set forth and described in the accompanying Information Circular; and

3. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is January 16, 2003. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares or Options issued by Newalta after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any of his Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Valiant Trust Company, at Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their securities in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular.

DATED at the City of Calgary, in the Province of Alberta, this 16th day of January, 2003.

BY ORDER OF THE COURT OF QUEEN'S BENCH OF ALBERTA and the **BOARD OF DIRECTORS**

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9

AND IN THE MATTER OF AN ARRANGEMENT PROPOSED BY NEWALTA CORPORATION, NEWALTA ACQUISITION CORPORATION AND NEWALTA INCOME FUND

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed by Newalta Corporation ("Newalta"), Newalta Acquisition Corporation ("AcquisitionCo") and Newalta Income Fund (the "Fund") with respect to a proposed arrangement (the "Arrangement") and pursuant to Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9 ("ABCA"), which Arrangement is described in greater detail in the Information Circular of Newalta accompanying this Notice of Petition.

On the hearing of the Petition, Newalta, AcquisitionCo and the Fund intend to seek the following:

(a) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(b) a declaration that the terms and conditions of the Arrangement are fair to the holders of the outstanding common shares of Newalta and the holders of outstanding options to acquire common shares of Newalta, both from a substantive and procedural point of view;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement, pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, with respect to the issuance of the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before the Honourable Justice Hart at the Court House, 611 - 4th Street S.W., Calgary, Alberta, on the 24th day of February, 2003 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any holder of common shares ("Common Shares") of Newalta or options ("Options") to acquire Common Shares of Newalta or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any shareholder or optionholder of Newalta or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Newalta, AcquisitionCo and the Fund on or before noon on February 18, 2003, a notice of his or her intention to appear, including his or her address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Newalta, AcquisitionCo and the Fund is to be effected by delivery to the solicitors for Newalta, AcquisitionCo and the Fund at the address below. If

any securityholder of Newalta or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Newalta, AcquisitionCo or the Fund and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated January 16, 2003, has given directions as to the calling of a meeting of the holders of the Common Shares and Options of Newalta for the purpose of such holders voting upon resolutions to approve the Arrangement and has directed that for registered holders of Common Shares of Newalta the right to dissent with respect to the Arrangement under the provisions of Section 191 of the ABCA, as amended by such Order, shall be applicable and analogous rights of dissent, to the extent applicable, shall also be applicable to the holders of Options of Newalta.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any securityholder of Newalta or other interested party requesting the same by the undermentioned solicitors for Newalta or AcquisitionCo upon written request delivered to such solicitors as follows:

Solicitors for Newalta, AcquisitionCo and the Fund:

Bennett Jones LLP
Suite 4500, 855 - 2nd Street S.W.
Calgary, AB T2P 4K7
Attention: John H. Kousinioris

Dated at the City of Calgary, in the Province of Alberta, this 16th day of January, 2003.

By order of the Board of Directors of
Newalta Corporation

(signed) *Alan P. Cadotte*
Alan P. Cadotte
Director

By order of the Board of Directors of
Newalta Acquisition Corporation

(signed) *Alan P. Cadotte*
Alan P. Cadotte
Director

By order of the Trustees of
Newalta Income Fund

(signed) *Alan P. Cadotte*
Alan P. Cadotte
Trustee

INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

involving

NEWALTA CORPORATION

NEWALTA ACQUISITION CORPORATION

NEWALTA INCOME FUND

January 16, 2003

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Newalta for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule One to the Arrangement Agreement which is attached as Appendix B to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of January 16, 2003 unless otherwise specifically stated.

INFORMATION FOR UNITED STATES SECURITYHOLDERS

The Trust Units to be issued under the Arrangement have not been registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The solicitation of proxies is not subject to the requirements of Section 14(a) of the *Securities Exchange Act of 1934*, as amended (the "1934 Act"). The Trust Units will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The unaudited pro forma financial statements of Newalta Fund, the audited historical financial statements of Newalta and Newalta Fund and the unaudited historical financial statements of Newalta included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. Likewise, information concerning the operations of Newalta and Newalta Fund contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

Tax considerations applicable to United States Securityholders have not been disclosed in this Information Circular. United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Newalta and Newalta Fund are organized or settled, as applicable, under the laws of a jurisdiction outside the United States, that their officers and a majority of their directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of Newalta, Newalta Fund and such persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES

REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CURRENCY AND EXCHANGE RATES

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On January 15, 2003, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.6514.

FORWARD-LOOKING STATEMENTS

In this Information Circular, we make forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding our future financial position, business strategy, proposed acquisition, budgets, litigation, projected costs and plans and objectives of management for future operations. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by AmalgamationCo for growth capital expenditures; the timing of the payment of the initial distributions of Newalta Fund; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. We cannot assure you that the plan, intentions or expectations upon which our forward-looking statements are based will occur. Our forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although we believe that the expectations represented in such forward-looking statements are reasonable, we cannot assure you that our expectations will prove to be correct. Some of the risks which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include: risks inherent in the future prices for oil and natural gas; risks inherent in the United States to Canadian dollar exchange rates; risks inherent in the prices for services and government fiscal regimes; and the risk that actual results will vary from the results forecasted and that such variations may be material.

The information contained in this Information Circular, including the information set forth under "Information Concerning Newalta Corporation - Risk Factors Affecting the Business of Newalta and AmalgamationCo; Risks Related to the Structure of the Fund", identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and we undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

GLOSSARY OF TERMS

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

"**AcquisitionCo**" means Newalta Acquisition Corporation, a corporation incorporated under the ABCA and which is wholly-owned by Newalta Fund;

"**Administration Agreement**" means the Administration Agreement dated January 16, 2003 between Newalta Fund and AcquisitionCo pursuant to which AcquisitionCo and, following the amalgamation of AcquisitionCo and Newalta pursuant to the Arrangement, AmalgamationCo will provide certain administrative services and facilities to Newalta Fund;

"**AmalgamationCo**" means Newalta Corporation, the corporation resulting from the amalgamation of Newalta and AcquisitionCo pursuant to the Arrangement;

"**Arrangement**" means the arrangement under section 193 of the ABCA involving, among other things, the exchange of Common Shares for Trust Units, the exchange of Options for Exchange Rights or cash, as the case may be, and the exchange of the Notes for the Common Shares as set forth in the Plan of Arrangement and any amendments or variations thereto;

"**Arrangement Agreement**" means the agreement dated January 16, 2003 among Newalta, AcquisitionCo and the Fund pursuant to which such parties have proposed to implement the Arrangement, which agreement is attached as Appendix B to this Information Circular, and any amendment thereto;

"**Arrangement Resolution**" means the special resolution respecting the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by the holders of Common Shares and Options at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar of Corporations under the ABCA after the Final Order has been made to give effect to the Arrangement;

"**BMO Nesbitt Burns**" means BMO Nesbitt Burns Inc., a financial advisor to Newalta;

"**Board of Directors**" means the board of directors of Newalta or the board of directors of AmalgamationCo, as the context requires;

"**Business**" means the business currently conducted by Newalta which includes the processing and recovery of resalable products from waste materials. See "Information Concerning Newalta Corporation – Background; Operations of Newalta";

"**Business Day**" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"**Cash Flow of the Fund**" means, for any Distribution Period, all cash amounts which are received by the Fund in the Distribution Period, including, without limitation, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, but excluding the proceeds of any issuance of Units, less: (a) all costs, expenses and liabilities of the Fund

which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period; (b) all amounts which relate to the redemption of Units and which have become payable in cash by the Fund in such Distribution Period; and (c) any other interest expenses incurred by the Fund between distributions;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar of Corporations under the ABCA, pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**CIBC World Markets**" means CIBC World Markets Inc., a financial advisor to Newalta;

"**Common Shares**" or "**Newalta Common Shares**" means Common Shares in the capital of Newalta;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Debentures**" means the 9½% Debentures and the 8% Debentures outstanding from time to time;

"**Deed of Trust**" means the deed of trust dated as of January 16, 2003 between the Trustees and J. Craig Wilkie;

"**Depository**" means Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario;

"**Dissenting Securityholders**" means registered holders of Securities who validly exercise the rights of dissent provided to them under the Interim Order;

"**Distributable Cash**" means for, or in respect of, a Distribution Period, the Cash Flow of the Fund for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to: (a) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of the Fund; (b) be retained by the Fund to comply with such limits or restrictions as may be agreed to between the Trustees and any lender(s) of the Fund or contained in any loan agreement(s) entered into by AmalgamationCo or any subsidiary or affiliate of AmalgamationCo; (c) make allowances for contingencies or for working capital, investments or acquisitions; and (d) provide for the payment of any income tax liability of the Fund;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders. If a Distribution Payment Date is not a Business Day, the amount payable on that date shall be paid on the next following Business Day or such other date determined from time to time by the Trustees and such day shall be the Distribution Payment Date for the purpose of such amount;

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

"**Distribution Record Date**" means the last Business Day of each calendar month or such other date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date;

"**DPSP**" means a deferred profit sharing plan as defined in the Tax Act;

"**Effective Date**" means the date shown on the Certificate giving effect to the Arrangement;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar of Corporations under the ABCA on the Effective Date;

"**8% Debentures**" means the 8% Convertible Subordinated Debentures in the aggregate principal amount of $3 million assumed by Newalta;

"**Election Deadline**" means 4:30 p.m. (Calgary time) on the Business Day immediately prior to the date of the Meeting, or if such Meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned Meeting;

"**Exchange Right**" means a right to purchase Trust Units, issuable by the Fund to Optionholders under the Arrangement;

"**Exempt Holders**" means RRSPs, RRIFs, RESPs and DPSPs;

"**Exercise Price Differential**" means, in respect of an Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Option, multiplied by the number of Common Shares to which such Option relates;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Income of the Fund**" means, for any taxation year of the Fund, the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Fund to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

"**Information Circular**" means this information circular and all appendices hereto;

"**Interim Order**" means the order of the Court dated January 16, 2003 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Newalta, AcquisitionCo and the Fund therefor, a copy of which order is attached as Appendix C to this Information Circular;

"**In-the-Money Option**" means an Option with an exercise price per Common Share below the Weighted Average Trading Price;

"**Letter of Transmittal and Election**" means the Letter of Transmittal and Election enclosed with this Information Circular pursuant to which a Shareholder is required to deliver certificates representing Common Shares and to receive, on completion of the Arrangement, Trust Units or, in the case of Non-Board Lot Holders not electing to receive Trust Units, cash, for their Common Shares;

"**Meeting**" means the special meeting of holders of Common Shares and Options to be held on February 24, 2003 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution and the Trust Unit Rights Incentive Plan;

"**Net Realized Capital Gains**" means, for any taxation year of the Fund, the amount, if any, by which the aggregate of the capital gains of the Fund in the year exceeds: (a) the aggregate of the capital losses of the Fund in the year; (b) any capital gains which are realized by the Fund as a result of a redemption of Units pursuant to the Deed of Trust; and (c) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which the Fund is permitted by the Tax Act to deduct in computing the taxable income of the Fund for the year;

"**Newalta**" or the "**Corporation**" means Newalta Corporation, a corporation amalgamated under the ABCA;

"**Newalta Fund**" or the "**Fund**" means Newalta Income Fund, a trust settled under the laws of Alberta pursuant to the Deed of Trust;

"**9½% Debentures**" means the 9½% Convertible Debentures in the aggregate principal amount of $6 million issued by Newalta;

"**Non-Board Lot Holder**" means a registered Shareholder holding less than 200 Common Shares immediately prior to the Record Date;

"**Non-Resident**" means a non-resident of Canada within the meaning of the Tax Act;

"**Note Indenture**" means the note indenture to be entered into between AcquisitionCo and Valiant Trust Company to govern the issuance of the Notes;

"**Note Trustee**" means Valiant Trust Company;

"**Notes**" means the unsecured, subordinated notes having substantially the terms summarized in Exhibit B to the Plan of Arrangement issuable by AcquisitionCo to the Fund under the Arrangement pursuant to the Note Indenture;

"**Notice of Meeting**" means the notice for the Meeting of the holders of Common Shares and Options which accompanies this Information Circular;

"**Notice of Petition**" means the notice of petition by Newalta, AcquisitionCo and the Fund to the Court for the Final Order which accompanies this Information Circular;

"**Options**" means options to purchase Newalta Common Shares;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of the Unitholders present in person or represented by proxy at a meeting;

"**Out-of-the-Money Option**" means an Option with an exercise price per Common Share equal to or above the Weighted Average Trading Price;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan of Arrangement**" means the plan of arrangement set forth as Schedule One to the Arrangement Agreement which is attached as Appendix B to this Information Circular, and any amendment or variation thereto;

"**Record Date**" means January 16, 2003;

"**RESP**" means a registered education savings plan as defined in the Tax Act;

"**RRIF**" means a registered retirement income fund as defined in the Tax Act;

"**RRSP**" means a registered retirement savings plan as defined in the Tax Act;

"**Securities**" means Common Shares and Options;

"**Securityholders**" means the holders from time to time of Common Shares and Options;

"**Shareholders**" means the holders from time to time of Common Shares;

"**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1, as amended;

"**Tax Regulations**" means the regulations promulgated under the Tax Act;

"**Transfer Agent**" means Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario, the registrar and transfer agent for the Trust Units;

"**Trust Unit**" or "**Unit**" means a unit of Newalta Fund;

"**Trust Unit Rights Incentive Plan**" means the Unit Rights Incentive Plan of the Fund to be approved at the Meeting;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**Trustees**" means the duly appointed trustees of the Fund;

"**TSX**" means the Toronto Stock Exchange;

"**Unit Certificate**" means a certificate evidencing one or more Trust Units of the Fund; and

"**Weighted Average Trading Price**" shall be determined by dividing (a) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the third trading day next preceding the Effective Date by (b) the total number of Common Shares sold on such stock exchange during such period.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in the Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in the Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this Information Circular, all dollar amounts are stated in Canadian dollars.

Meeting

Pursuant to the Interim Order, Newalta has called the Meeting of the holders of its issued and outstanding Common Shares and Options to consider and, if thought fit, to approve (i) the Arrangement Resolution and (ii) the Trust Unit Rights Incentive Plan. The Meeting will be held in the Viking Room at The Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on February 24, 2003.

The Arrangement

The purpose of the Arrangement is to convert Newalta from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to Trust Unitholders. The Arrangement will result, directly or indirectly, in Shareholders receiving Trust Units of Newalta Fund in exchange for their Common Shares and Optionholders receiving Exchange Rights or cash, as applicable, in exchange for their Options.

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) each issued and outstanding Common Share (other than Common Shares held by Dissenting Securityholders and Non-Board Lot Holders which have not elected to receive Trust Units) shall, without any further action on behalf of such Shareholders, be transferred to the Fund (free of any claims) in exchange for Trust Units on the basis of one Trust Unit for every two Common Shares held;

(b) the Common Shares acquired by the Fund shall be transferred to AcquisitionCo in exchange for:

  (i) a number of Notes equal to the product of:

    (A) the Weighted Average Trading Price; multiplied by

    (B) the number of outstanding Common Shares acquired by the Fund pursuant to paragraph (a) above; divided by

    (C) $100; and

  (ii) one (1) AcquisitionCo Common Share with a value of $1.00;

(c) each Out-of-the-Money Option outstanding and not exercised prior to the Effective Date (other than Out-of-the-Money Options held by a Dissenting Securityholder) shall, without any further action on behalf of each Optionholder, be amended to remove any restrictions on transferability and be transferred to the Fund (free of any claims) and

thereupon be cancelled in exchange for the payment by the Fund to each Optionholder of $0.01 multiplied by the number of Common Shares to which the Optionholder's Out-of-the-Money Options relate; and

(d) each In-the-Money Option outstanding and not exercised prior to the Effective Date (other than In-the-Money Options held by a Dissenting Securityholder) shall, without any further action on behalf of each Optionholder, be amended to remove any restrictions on transferability and be transferred to the Fund (free of any claims) and thereupon be cancelled in exchange for:

(i) in the case of the In-the-Money Options of each Optionholder which have vested on or prior to the Effective Date, an Exchange Right entitling each such Optionholder the right to acquire, at a purchase price of $0.01 per Trust Unit, exercisable at any time during the period of one month from the Effective Date, a number of Trust Units equal to the aggregate Exercise Price Differential of each of the Optionholder's vested In-the-Money Options divided by the product of the Weighted Average Trading Price multiplied by two; and

(ii) in the case of the In-the-Money Options of each Optionholder which have not vested on or prior to the Effective Date, an Exchange Right entitling each such Optionholder the right to acquire, at a purchase price of $0.01 per Trust Unit, a number of Trust Units equal to the aggregate Exercise Price Differential of each of the Optionholder's unvested In-the-Money Options divided by the product of the Weighted Average Trading Price multiplied by two. Such Exchange Rights shall be exercisable, in respect of each Trust Unit, at any time during the period from the date on which each In-the-Money Option to which the Trust Unit relates would have vested had it not been cancelled pursuant to the Arrangement and ending on the date that the In-the-Money Option would have expired had it not been cancelled pursuant to Arrangement.

Following these exchanges, Newalta Fund will own all of the issued and outstanding common shares of AcquisitionCo and AcquisitionCo will own all of the issued and outstanding Common Shares of Newalta. There will be approximately 21,817,084 Trust Units issued and outstanding, upon completion of the Arrangement assuming that no Securityholders exercise any right of dissent. As a further step in the Arrangement, AcquisitionCo and Newalta will amalgamate and continue under the name of Newalta Corporation ("AmalgamationCo"). All of the common shares of AmalgamationCo will then be owned by Newalta Fund. See "The Arrangement - Effect of the Arrangement".

Upon completion of the Arrangement, Newalta Fund will be the holder of the Notes of AmalgamationCo representing aggregate indebtedness of AmalgamationCo of approximately $175 million.

As holders of Trust Units after the Arrangement, Trust Unitholders will receive monthly distributions of the cash flow generated by AmalgamationCo and distributed to Trust Unitholders through Newalta Fund. Newalta Fund will make cash distributions to holders of Trust Units from the interest and dividend income received from AmalgamationCo, net of administrative expenses. See "The Arrangement - Effect of the Arrangement".

Newalta Fund will employ a strategy intended to provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders, by ensuring that Newalta's existing assets are maintained to a level that ensures ongoing cash flow is sustained, and by continuing to

expand the Business of Newalta through the development of growth opportunities, in each of the respective divisions, that will provide long-term stable cash flows and be accretive to the existing Unitholders. See "Information Concerning Newalta Corporation – Risk Factors Affecting the Business of Newalta and AmalgamationCo; Risks Related to the Structure of the Fund". It is currently intended that acquisitions will be financed through bank financing and the issuance of additional Trust Units from treasury.

Background to and Reasons for the Arrangement

For the past decade, Newalta has delivered strong, profitable growth through service and geographic expansion, has successfully developed and commercialized new technologies, and has maintained a record of safety and regulatory compliance excellence. Newalta has developed new processes to recycle and recover valuable products from waste, expanded services at existing facilities, penetrated new geographic markets and acquired complementary businesses. Newalta's Industrial and Oilfield networks are complete in western Canada and Newalta has established a dominant position in these market segments with approximately half of the waste management market in western Canada. There are limited growth prospects in these service segments in western Canada and the objectives for these operations are to continue to improve efficiency and productivity in order to enhance margins.

Based on size, capabilities and performance record, Newalta is a national leader even though all of its operations are in western Canada. The Industrial waste management market in eastern Canada is large and dynamic and provides attractive opportunities for Newalta to expand geographically through acquisition. Newalta has developed waste recovery and recycling processes that can be profitably applied to wastes generated in eastern Canada including centrifugation of oily sludges, distillation of solvents and antifreezes and waste lube oil re-refining. Newalta's management has extensive experience in these markets and is knowledgeable about the regulations, customers and competitors in such markets. Considerable business development work has been completed over the past year to identify and develop acquisition opportunities outside of western Canada.

In late September 2002, senior management commenced the review of a number of strategic alternatives to fund Newalta's future growth capital expenditures. The review was also initiated to deal with the ongoing levels of low liquidity in the trading volumes of the Common Shares.

During October 2002, while the strategic review was ongoing, each of BMO Nesbitt Burns and CIBC World Markets presented to management of Newalta a proposal for Newalta to convert itself into an income trust. In their respective proposals, such advisors indicated, among other things, that they believed that restructuring from a corporate vehicle that had historically been priced off a multiple of its earnings into an income trust would result in Newalta's stock price being priced off its resultant yield from monthly cash distributions.

In October and early November 2002, the Board of Directors, in conjunction with Newalta's management, undertook to compare the income trust conversion proposal to the other strategic alternatives that were also being reviewed. After an extensive review of, among other things, the current environment and trading levels of comparable income funds, Newalta's business prospects, the suitability of Newalta's assets for an income trust structure, and Newalta's requirements for future equity capital to fund its growth capital expenditures, the Board of Directors concluded that the best alternative available for maximizing shareholder value would be to convert Newalta to an income trust. The Board of Directors was of the view that this structure would allow, among other things: (a) Shareholders to receive the income of Newalta in a more tax-efficient manner; and (b) a large portion of the taxable income of Newalta to be distributed to the Unitholders of the income trust on a monthly basis in cash, thereby shifting the tax liability of Newalta to Unitholders who may enjoy a lower effective tax rate than Newalta

itself. The Board of Directors believed that the income trust structure would be beneficial to Shareholders, and would be particularly attractive for Shareholders who would hold the Trust Units in RRSPs, RRIFs or in another form of tax-deferred plan.

The Board of Directors approved proceeding with the reorganization of Newalta into an income trust, and an announcement to this effect was made by Newalta on November 11, 2002.

The Board of Directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" holders such as pension plans and Exempt Holders, and will therefore retain the full amount of distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate business acquisitions and the expansion of Newalta's business relative to Newalta continuing as a corporate entity.

- Cash distributions to Unitholders are anticipated to provide an attractive return to Trust Unitholders without impairing the ability of Newalta to sustain its existing assets and finance capital expenditures and the expansion of the Business.

- It is anticipated that the combined value of distributions and the market value of the Trust Units will be greater than the combined value of dividends that could otherwise be paid on the Common Shares and the market value of the Common Shares and that the reorganized structure of Newalta will allow greater access to equity to fund the growth of the business of Newalta and of the Fund.

- It is anticipated that the reorganized structure of Newalta as an income trust will attract new investors and provide a more active and liquid market for the Trust Units than exists for the Common Shares.

See "The Arrangement - Background to and Reasons for the Arrangement".

Selected Financial Information

The following is a summary of the unaudited pro forma consolidated statements of income and funds available for distribution of Newalta Fund for the nine months ended September 30, 2002. This summary should be read in conjunction with the detailed pro forma financial information in Appendix D.

($000 except Trust Unit and per Trust Unit amounts)	Nine Months Ended September 30, 2002
SUMMARY OF INCOME:	
Revenue	$77,431
Operating expenses	51,101
Operating Income	$26,330
General and administrative, interest and depreciation expense	11,519
Taxes	5,986
Net income	$8,825
FUNDS AVAILABLE FOR DISTRIBUTION AND GROWTH CAPITAL EXPENDITURES:	
Net income	$8,825
Add: Non-cash items	13,255
Funds from operations	22,080
Less: Maintenance capital expenditures	6,400
Funds available for distribution and growth capital expenditures	$15,680
TRUST UNITS:	
Trust Units - Weighted Average	20,619
Trust Units outstanding	21,817
PER TRUST UNIT:	
Funds available for distribution and growth capital expenditures	$0.76
Funds available for distribution after growth capital expenditures	$0.65

The funds available for distribution and growth capital expenditures could be distributed entirely to the Unitholders or the amount distributed could be reduced by the discretionary growth capital expenditures. Management estimates that, had the Arrangement been effective July 1, 2002, Newalta would have retained approximately $2.2 million for growth capital expenditures.

The pro forma per Trust Unit amounts have been calculated using the Common Shares and Options outstanding as at September 30, 2002 assuming completion of the Arrangement (including the two for one consolidation) and that no Debentures were converted into Common Shares at the beginning of the period.

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by holders of Common Shares and holders of Options, voting together as a class, either in person or by proxy, at the Meeting. See "Solicitation of Proxies and Voting at the Meeting - Procedure and Votes Required".

Fairness Opinion

The Board of Directors of Newalta asked BMO Nesbitt Burns to address the fairness, from a financial point of view, of the Arrangement to Securityholders. In connection with this mandate, BMO Nesbitt Burns has prepared a fairness opinion. The fairness opinion states that, in BMO Nesbitt Burns' opinion, the Arrangement is fair, from a financial point of view, to Securityholders. The fairness opinion

is subject to the assumptions and limitations contained therein and should be read in its entirety. See "The Arrangement - Fairness Opinion".

Recommendation of the Board of Directors

The Board of Directors has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Newalta and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.

Each member of the Board of Directors intends to vote all Securities held by him in favour of the Arrangement Resolution.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "The Arrangement - Procedure for the Arrangement Becoming Effective". An application for the Final Order approving the Arrangement is expected to be made on February 24, 2003 at 1:30 p.m. at the Court House, 611 - 4th Street S.W., Calgary, Alberta. At the application, the Court will consider the fairness of the Arrangement.

AcquisitionCo

AcquisitionCo is a wholly-owned subsidiary of Newalta Fund and was incorporated under the ABCA for purposes of participating in the Arrangement. As part of the Arrangement, Newalta and AcquisitionCo will be amalgamated to form AmalgamationCo, the common shares of which will be wholly-owned by Newalta Fund. See "Information Concerning AcquisitionCo".

AmalgamationCo

AmalgamationCo will be the resulting corporation from the amalgamation of Newalta and AcquisitionCo. After the Arrangement, Newalta Fund will own all of the issued and outstanding common shares of AmalgamationCo and the Notes issued by AcquisitionCo pursuant to the Arrangement. See "Information Concerning AmalgamationCo".

Newalta Fund

Newalta Fund is an unincorporated open end mutual fund trust governed by the laws of the Province of Alberta pursuant to the Deed of Trust. Newalta Fund was established for, among other things, the purpose of investing in the securities of AmalgamationCo. See "Information Concerning Newalta Fund".

The Trust Unitholders will be the sole beneficiaries of Newalta Fund.

Newalta Fund will permit individual Trust Unitholders to participate in the cash flow from AmalgamationCo's Business to the extent such cash flow is distributed by the Trustees. Each Trust Unit will entitle the Unitholder to receive monthly cash distributions.

Newalta Fund will not be managed by a third party manager. Newalta Fund and AmalgamationCo will be managed by the existing management of Newalta. See "Information Concerning Newalta Fund".

Additional Matter to be Brought Before the Meeting

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, to also pass a resolution approving the Fund's proposed Trust Unit Rights Incentive Plan. Under the terms of the Interim Order, votes cast by Securityholders at the Meeting will be deemed to be votes cast by Unitholders at a meeting of Unitholders as it relates to the section "Approval of the Trust Unit Rights Incentive Plan". See "Other Matter to be Brought Before the Meeting".

Stock Exchange Listing Approval

The Arrangement is conditional upon the Trust Units issued in connection with the Arrangement being approved for listing on the TSX. Listing will be subject to Newalta Fund fulfilling all of the requirements of the TSX. Following the Effective Date, the Common Shares will be delisted from the TSX. See "The Arrangement - Stock Exchange Listing".

Canadian Federal Income Tax Considerations

The transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain, or sustaining a capital loss, for tax purposes equal to the amount by which the fair market value of the Trust Units received on completion of the Arrangement exceeds, or is exceeded by, the aggregate of such Shareholder's adjusted cost base of the Common Shares and any reasonable costs of disposition. One-half of a capital gain is subject to tax. Holders of Trust Units will generally be required to include in their income the proportionate share of income of the Fund, to the extent the income is paid or made payable to them whether in the form of cash, additional Trust Units or other property of the Fund. Any amount paid or payable to holders of Trust Units in excess of their share of Fund income (subject to certain exceptions) will constitute a reduction in the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss thereon.

A Shareholder that is not resident in Canada should not generally be subject to tax on the exchange of Common Shares for Trust Units unless such Common Shares constitute taxable Canadian property. Distributions of income will be subject to a 25% Canadian withholding tax unless such rate is reduced by a bilateral tax treaty between Canada and the non-resident Shareholder's country of residence.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary. See "Canadian Federal Income Tax Considerations".

Non-Canadian Income Tax Considerations

This Information Circular does not contain a summary of the non-Canadian federal income tax consequences of the Arrangement. Securityholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units after the Arrangement.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

Development of Business

For the past decade, Newalta has delivered strong, profitable growth through service and geographic expansion, has successfully developed and commercialized new technologies, and has maintained a record of safety and regulatory compliance excellence. Newalta has developed new processes to recycle and recover valuable products from waste, expanded services at existing facilities, penetrated new geographic markets and acquired complementary businesses. Over the 10 year period from 1992 to 2002, revenue increased 14.5 fold, earnings before income, taxes, depreciation and amortization grew 14 fold and earnings per share rose 16.5 fold.

From 1993 to 1996, Newalta expanded its Oilfield service network and, in 1994, it entered the Industrial waste management market. The objectives of the diversification strategy included improved opportunities for long-term growth and reduced vulnerability to crude oil prices. In 1997, operating margins were primarily derived from Oilfield operations, with 30% of Newalta's margins being generated from the heavy crude oil sector. The heavy oil market is volatile and, in 1998, margins derived from facilities in this sector dropped more than 85% compared to 1997. Investments by Newalta over the past five years in conventional oilfield and Industrial operations have substantially reduced Newalta's exposure to the heavy oilfield sector: margins derived from heavy oilfield operations have been reduced from 25% of the total in 1997 to 11% of the total in 2002.

The acquisition of Anadime Corporation, which closed in August 2001, completed the Oilfield network. Newalta has a network of 21 Oilfield facilities located in the key areas of crude oil production in western Canada. These facilities process a wide variety of wastes generated in crude oil production and recover crude oil for sale.

The acquisition of a waste lube oil re-refinery and related collection network from Mohawk Lubricants Ltd., which closed in September 2002, completed the Industrial network in western Canada and these operations have been integrated into the Industrial division. Newalta has a network of 13 Industrial facilities in the major urban centers to collect and process a wide range of automotive and industrial wastes to recover valuable products for sale. Newalta collects waste lubricating oils, waste oil filters, antifreeze, solvents, paints and a variety of other waste materials.

Newalta's Industrial and Oilfield networks are complete in western Canada and Newalta has established a dominant position in these market segments with approximately half of the waste management market in western Canada. There are limited growth prospects in these service segments in western Canada and the objectives for these operations are to continue to improve efficiency and productivity in order to enhance margins.

Based on size, capabilities and performance record, Newalta is a national leader even though all of its operations are in western Canada. The Industrial waste management market in eastern Canada is large and dynamic and provides attractive opportunities for Newalta to expand geographically through acquisition. Newalta has developed waste recovery and recycling processes that can be profitably applied to wastes generated in eastern Canada including centrifugation of oily sludges, distillation of solvents and antifreezes and waste lube oil re-refining. Newalta's management has extensive experience in these markets and is knowledgeable about the regulations, customers and competitors in such markets. Considerable business development work has been completed over the past year to identify and develop acquisition opportunities outside of western Canada.

Consideration of Strategic Alternatives

In late September 2002, senior management commenced the review of a number of strategic alternatives to fund Newalta's future growth capital expenditures. The review was also initiated to deal with the ongoing levels of low liquidity in the trading volumes of the Common Shares.

During October 2002, while the strategic review was ongoing, each of BMO Nesbitt Burns and CIBC World Markets presented to management of Newalta a proposal for Newalta to convert itself into an income trust. In their respective proposals, such advisors indicated, among other things, that they believed that restructuring from a corporate vehicle that had historically been priced off a multiple of its earnings into an income trust would result in Newalta's stock price being priced off its resultant yield from monthly cash distributions.

In October and early November 2002, the Board of Directors, in conjunction with Newalta's management, undertook to compare the income trust conversion proposal to the other strategic alternatives that were also being reviewed. After an extensive review of, among other things, the current environment and trading levels of comparable income funds, Newalta's business prospects, the suitability of Newalta's assets for an income trust structure, and Newalta's requirements for future equity capital to fund its growth capital expenditures, the Board of Directors concluded that the best alternative available for maximizing shareholder value would be to convert Newalta to an income trust. The Board of Directors was of the view that this structure would allow, among other things: (a) Shareholders to receive the income of Newalta in a more tax-efficient manner; and (b) a large portion of the taxable income of Newalta to be distributed to the Unitholders of the income trust on a monthly basis in cash, thereby shifting the tax liability of Newalta to Unitholders who may enjoy a lower effective tax rate than Newalta itself. The Board of Directors believed that the income trust structure would be beneficial to Shareholders, and would be particularly attractive for Shareholders who would hold the Trust Units in RRSPs, RRIFs or in another form of tax-deferred plan.

The Board of Directors approved proceeding with the reorganization of Newalta into an income trust, and an announcement to this effect was made by Newalta on November 11, 2002.

The Board of Directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" holders such as pension plans and Exempt Holders and will therefore retain the full amount of distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate business acquisitions and the expansion of Newalta's business relative to Newalta continuing as a corporate entity.

- Cash distributions to Unitholders are anticipated to provide an attractive return to Trust Unitholders without impairing the ability of Newalta to sustain its existing assets and finance capital expenditures and the expansion of the Business.

- It is anticipated that the combined value of distributions and the market value of the Trust Units will be greater than the combined value of dividends that could otherwise be paid on the Common Shares and the market value of the Common Shares and that the reorganized structure of Newalta will allow greater access to equity to fund the growth of the business of Newalta and of the Fund.

- It is anticipated that the reorganized structure of Newalta as an income trust will attract new investors and provide a more active and liquid market for the Trust Units than exists for the Common Shares.

Effect of the Arrangement

The Arrangement will result in each Securityholder (excluding Dissenting Securityholders and Non-Board Lot Holders not electing to receive Trust Units) receiving Trust Units, rights to receive Trust Units or cash, as applicable, for Securities held on the Effective Date.

On January 16, 2003 there were 43,634,169 Common Shares issued and outstanding. In addition, 2,529,000 Common Shares are issuable pursuant to currently outstanding Options. It is anticipated that no Common Shares will be issued prior to the Arrangement upon conversion of the Debentures.

Securityholders

Pursuant to the Arrangement, Newalta Fund will acquire all of the issued and outstanding Common Shares, other than Common Shares held by Dissenting Securityholders and Non-Board Lot Holders which have not elected to receive Trust Units, in exchange for Trust Units. AcquisitionCo will acquire all of the Common Shares in exchange for the Notes and one common share of AcquisitionCo. The Notes will be issued pursuant to the Note Indenture which will provide that such Notes will bear interest at 13% per annum, provided that the interest rate which the Notes will bear may be adjusted upwards (to a maximum of 14% per annum) or downwards by agreement of the Fund and AcquisitionCo on or prior to the Effective Date. Any fractional interest in Trust Units will be satisfied with a cash payment equal to the product of (a) such fractional interest multiplied by (b) two times the Weighted Average Trading Price. For further details regarding the terms of the Notes, see "Information Concerning AmalgamationCo - Notes". For details regarding the Trust Units, see "Information Concerning Newalta Fund".

In connection with the Arrangement, each Out-of-the-Money Option outstanding and not exercised prior to the Effective Date, other than Out-of-the-Money Options held by Dissenting Securityholders, shall be amended to remove any restrictions on transferability and be transferred to the Fund (free of any claims) and thereupon be cancelled in exchange for payment by the Fund to each Optionholder of $0.01 multiplied by the number of Common Shares to which the Optionholder's Out-of the-Money Options relate. Each In-the-Money Option outstanding and not exercised prior to the Effective Date, other than In-the-Money Options held by Dissenting Securityholders, shall be amended to remove any restrictions on transferability and be transferred to the Fund (free of any claims) and thereupon be cancelled in exchange for Exchange Rights entitling each Optionholder the right to acquire, at a purchase price of $0.01 per Trust Unit, a number of Trust Units equal to the aggregate Exercise Price Differential of each of the Optionholder's In-the-Money Options divided by the product of the Weighted Average Trading Price multiplied by two. Exchange Rights issued for vested In-the-Money Options shall be exercisable for a period of one month following the Effective Date. Exchange Rights issued for unvested In-the-Money Options shall be exercisable, in respect of each Trust Unit, at any time during the period from the date on which each In-the-Money Option to which the Trust Unit relates would have vested had it not been cancelled pursuant to the Arrangement and ending on the date that the In-the-Money Option would have expired had it not been cancelled pursuant to the Arrangement.

Upon the completion of such exchanges, Newalta Fund will own the Notes representing aggregate indebtedness of AmalgamationCo of approximately $175 million.

Newalta Fund

After giving effect to the Arrangement, the current Securityholders will effectively have exchanged their Securities for Trust Units, rights to receive Trust Units or cash, as applicable, and Newalta will have amalgamated with AcquisitionCo to form AmalgamationCo, all the common shares and Notes of which will be owned by Newalta Fund.

As holders of Trust Units after the Arrangement, the nature of a Securityholder's investment will be changed. See "Information Concerning Newalta Fund" and "Information Concerning AmalgamationCo". Newalta will employ a strategy intended to provide Unitholders with a competitive annual cash-on-cash yield by making monthly cash distributions to such Unitholders, by ensuring that Newalta's existing assets are maintained to a level that ensures ongoing cash flow is sustained, and by continuing to expand the Business of Newalta through the development of growth opportunities, in each of the respective divisions, that will provide long-term stable cash flows that are accretive to the existing Unitholders.

It is currently intended that Newalta Fund will make monthly cash distributions to Trust Unitholders from the interest and dividend income received from AmalgamationCo, net of administrative expenses. The following sets forth the flows of cash from AmalgamationCo to Newalta Fund and from Newalta Fund to Trust Unitholders following the completion of the Arrangement:


Trust Unitholders(1)
Cash Distributions
Newalta Fund
Cash Flow(3)
Investment(4)
AmalgamationCo(2)

Notes:

(1) Upon completion of the Arrangement, the Unitholders will own 100% of Newalta Fund.

(2) AmalgamationCo will be the resulting entity from the amalgamation of Newalta and AcquisitionCo. The amalgamation will occur pursuant to the Arrangement on the Effective Date.

(3) Cash flow represents payments made by AmalgamationCo to Newalta Fund in respect of principal and interest payments on the Notes. In addition to such payments, dividends may also be paid from AmalgamationCo to Newalta Fund.

(4) Newalta Fund may invest repayments of principal on the Notes in securities of AmalgamationCo to enable AmalgamationCo to make capital expenditures.

For further information regarding Newalta Fund and AmalgamationCo, please refer to "Information Concerning Newalta Fund" and "Information Concerning AmalgamationCo".

Internalized Management Arrangements

Newalta Fund will not be managed by a third party manager. Following completion of the Arrangement, Newalta Fund and AmalgamationCo will be managed by the existing management of Newalta. AmalgamationCo will provide certain administrative services and facilities to Newalta Fund under the terms of the Administration Agreement. See also "Information Concerning Newalta Fund - Management of Newalta Fund".

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement set forth in Schedule One to the Arrangement Agreement which is attached as Appendix B to this Information Circular.

Newalta, AcquisitionCo and Newalta Fund have entered into the Arrangement Agreement which provides for implementation of the Arrangement pursuant to section 193 of the ABCA. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement in the form prescribed by the ABCA and related documents with the Registrar of Corporations under the ABCA. On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality:

(a) each issued and outstanding Common Share (other than Common Shares held by Dissenting Securityholders and Non-Board Lot Holders which have not elected to receive Trust Units) shall, without any further action on behalf of such Shareholders, be transferred to the Fund (free of any claims) in exchange for Trust Units on the basis of one Trust Unit for every two Common Shares held;

(b) the Common Shares acquired by the Fund shall be transferred to AcquisitionCo in exchange for:

(i) a number of Notes equal to the product of:

(A) the Weighted Average Trading Price; multiplied by

(B) the number of outstanding Common Shares acquired by the Fund pursuant to paragraph (a) above; divided by

(C) $100; and

(ii) one (1) AcquisitionCo Common Share with a value of $1.00;

(c) each Out-of-the-Money Option outstanding and not exercised prior to the Effective Date (other than Out-of-the-Money Options held by a Dissenting Securityholder) shall, without any further action on behalf of each Optionholder, be amended to remove any restrictions on transferability and be transferred to the Fund (free of any claims) and thereupon be cancelled in exchange for the payment by the Fund to each Optionholder of $0.01 multiplied by the number of Common Shares to which the Optionholder's Out-of-the-Money Options relate;

(d) each In-the-Money Option outstanding and not exercised prior to the Effective Date (other than In-the-Money Options held by a Dissenting Securityholder) shall, without any

further action on behalf of each Optionholder, be amended to remove any restrictions on transferability and be transferred to the Fund (free of any claims) and thereupon be cancelled in exchange for:

(i) in the case of the In-the-Money Options of each Optionholder which have vested on or prior to the Effective Date, an Exchange Right entitling each such Optionholder the right to acquire, at a purchase price of $0.01 per Trust Unit, exercisable at any time during the period of one month from the Effective Date, a number of Trust Units equal to the aggregate Exercise Price Differential of each of the Optionholder's vested In-the-Money Options divided by the product of the Weighted Average Trading Price multiplied by two; and

(ii) in the case of the In-the-Money Options of each Optionholder which have not vested on or prior to the Effective Date, an Exchange Right entitling each such Optionholder the right to acquire, at a purchase price of $0.01 per Trust Unit, a number of Trust Units equal to the aggregate Exercise Price Differential of each of the Optionholder's unvested In-the-Money Options divided by the product of the Weighted Average Trading Price multiplied by two. Such Exchange Rights shall be exercisable, in respect of each Trust Unit, at any time during the period from the date on which each In-the-Money Option to which the Trust Unit relates would have vested had it not been cancelled pursuant to the Arrangement and ending on the date that the In-the-Money Option would have expired had it not been cancelled pursuant to Arrangement; and

(e) Newalta and AcquisitionCo shall be amalgamated and continue as one corporation.

For details respecting the terms of the Notes and the Trust Units please refer to "Information Concerning AmalgamationCo" and "Information Concerning Newalta Fund".

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Newalta, AcquisitionCo and Newalta Fund and various conditions precedent, both mutual and with respect to each corporation and Newalta Fund to the implementation of the Arrangement.

The Arrangement Agreement is attached as Appendix B to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Securityholders of Newalta voting at the Meeting;

(b) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties;

(c) the Arrangement must be approved by the Court pursuant to the Final Order; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar of Corporations and the Certificate must be issued by the Registrar of Corporations.

Conditions Precedent to the Arrangement

The respective obligations of Newalta, AcquisitionCo and Newalta Fund to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date. These conditions include that:

(a) the Arrangement Resolution shall have been approved at the Meeting by not less than 66⅔% of the votes by the Securityholders, voting together as a class, in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Newalta, the Fund and AcquisitionCo acting reasonably, not later than March 31, 2003 or such later date as the parties may agree;

(c) the Arrangement shall have become effective on or before March 31, 2003 or such later date as the parties may agree;

(d) the Articles of Arrangement and all necessary related documents filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Newalta, the Fund and AcquisitionCo, acting reasonably and shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

(e) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order, which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, and there shall not be in force any order or decree of any such entity that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by the Arrangement Agreement; or

    (ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by the Arrangement Agreement;

(f) all necessary third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated by the Arrangement shall have been completed or obtained including, without limitation, consents and approvals from Newalta's principal lenders;

(g) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised their rights of dissent under the Interim Order;

(h) the approval of the TSX to the conditional substitutional listing of the Trust Units to be issued pursuant to the Arrangement shall have been obtained, subject only to the filing of required documents;

(i) all of the 8% Debentures shall have been redeemed or converted into Common Shares, in accordance with their terms; and

(j) all of the 9½% Debentures shall have been converted into Common Shares, in accordance with their terms, or the terms of the 9½% Debentures shall have been amended to provide for their conversion into Trust Units rather than Common Shares, in form and substance satisfactory to Newalta, the Fund and AcquisitionCo, acting reasonably.

Upon the conditions being fulfilled or waived, Newalta intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar of Corporations under the ABCA, together with such other materials as may be required by the Registrar of Corporations, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A for the text of the Arrangement Resolution.

Approvals

Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by holders of Common Shares and holders of Options, voting together as a class, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On January 16, 2003 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meeting in the manner required by the Interim Order, Newalta, AcquisitionCo and Newalta Fund will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for February 24, 2003 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who

wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Newalta, AcquisitionCo and Newalta Fund a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on February 18, 2003. Service of such notice shall be effected by service upon the solicitors for Newalta, AcquisitionCo and Newalta Fund: Bennett Jones LLP, Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7. See "Notice of Petition".

The issue of Trust Units pursuant to the Arrangement will not be registered under the provisions of the United States *Securities Act of 1933*, as amended (the "**1933 Act**"), in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Trust Units issued pursuant to the Arrangement will not require registration under the 1933 Act.

Newalta has been advised by its counsel, Bennett Jones LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Newalta, AcquisitionCo or Newalta Fund may determine not to proceed with the Arrangement.

Regulatory Approvals

The Arrangement requires the approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. Newalta and/or the Fund will have made application to such authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement.

Recommendation of the Board of Directors

The Board of Directors has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Newalta and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.

Each member of the Board of Directors intends to vote all Securities held by him in favour of the Arrangement Resolution.

Fairness Opinion

The Board of Directors received an opinion dated January 16, 2003 from BMO Nesbitt Burns, its independent financial advisor, stating that, in its opinion, as of the date of such opinion, the Arrangement, if completed as contemplated, is fair, from a financial point of view, to Securityholders.

A copy of the Fairness Opinion is attached as Appendix E to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The Board of Directors unanimously concurs with the views of BMO Nesbitt Burns and has adopted the Fairness Opinion as one of the reasons for agreeing to proceed with the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Newalta, AcquisitionCo and Newalta Fund will apply for the Final Order approving the Arrangement. If the Final Order is obtained on February 24, 2003 in form and substance satisfactory to Newalta, AcquisitionCo and Newalta Fund, and all other conditions specified are satisfied or waived, Newalta expects the Effective Date will be on or about March 1, 2003. It is not possible, however, to specify when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of Corporations of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar of Corporations.

It is the objective of Newalta to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on February 24, 2003.

Procedure for Exchange of Common Shares

To receive Trust Units for Common Shares on completion of the Arrangement, the enclosed Letter of Transmittal and Election must be completed and returned with the certificate(s) representing Common Shares at one of the offices specified in the Letter of Transmittal and Election no later than 4:30 p.m. (Calgary time) on the Business Day immediately prior to the date of the Meeting, which is currently February 21, 2003, or if the Meeting is adjourned, such time on the Business Day immediately prior to the date of that adjourned Meeting.

In order to receive Trust Units after the Effective Date, Shareholders must submit their share certificate(s) to the Depository.

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

Shareholders are advised that use of the mail to transmit certificates representing their Common Shares and the Letter of Transmittal and Election is at each holder's risk. Newalta recommends that such certificates and documents be delivered by hand to the Depository and a receipt therefor be obtained or that registered mail be used and that proper insurance be obtained.

All signatures on the Letter of Transmittal and Election and on certificates representing Common Shares must be guaranteed by an Eligible Institution (as defined in the Letter of Transmittal and Election), unless otherwise provided.

A registered Shareholder who has lost or misplaced his Common Share certificates should complete the Letter of Transmittal and Election as fully as possible and forward it, together with an affidavit explaining the loss, to the Depository. The Depository will assist in making arrangements for the necessary documentation (which may include a bonding requirement) for a Unit Certificate to be issued in accordance with the Arrangement.

Newalta Fund will cause the Depository to send, by first class mail, Unit Certificates to be issued under the Arrangement that a Shareholder is entitled to receive, to such Shareholder's address as shown on Newalta's register of Shareholders, only if such Shareholder has delivered and surrendered to the Depository a Letter of Transmittal and Election duly completed and executed and such other documents

as the Depository may require, including all share certificates representing such Shareholder's Common Shares. If the Shareholder indicates that he or she wishes to pick up the Unit Certificates representing Trust Units deliverable under the Arrangement, then such Unit Certificates will be available at the office of the Depository indicated in the Letter of Transmittal and Election.

Upon the Arrangement becoming effective and upon issuance by the Fund of the Unit Certificates to the Depository, each Shareholder will be removed from Newalta's register of Shareholders and, until validly surrendered, the Common Share certificate(s) held by any such former Shareholder will represent only the right to receive, upon such surrender, the Unit Certificates to be issued under the Arrangement. If a Shareholder fails to deliver and surrender to the Depository all certificates representing such Shareholder's Common Shares, together with a duly completed and executed Letter of Transmittal and Election, the consideration owing to such person as a result of the Arrangement will be held by the Depository until the share certificates and Letter of Transmittal and Election have been received by the Depository, for a maximum of six years from the Effective Date. No interest will be paid on any such outstanding amounts. **At the expiry of the six year period, all remaining funds will be returned to the Fund or any successor thereof and, subject to the requirements of law with respect to unclaimed property, if applicable, any certificate which prior to the Effective Date represented issued and outstanding Common Shares which has not been surrendered will cease to represent any claim or interest of any kind or nature against the Fund or the Depository.**

Non-Board Lot Holders

Each Non-Board Lot Holder shall be permitted to make an election to receive either: (i) an amount of cash equal to the product of such number of Common Shares held by the Non-Board Lot Holder multiplied by the Weighted Average Trading Price; or (ii) one (1) Trust Unit for every two (2) Common Shares held, by depositing with the Depository, prior to the Election Deadline, a duly completed Letter of Transmittal and Election indicating such Non-Board Lot Holder's election together with certificates representing such Non-Board Lot Holder's Common Shares.

Any Non-Board Lot Holder who does not deposit with the Depository a duly completed Letter of Transmittal and Election prior to the Election Deadline or otherwise fails to fully comply with the requirements set out in the Letter of Transmittal and Election in respect of an election to receive Trust Units shall, without any further action on behalf of such Non-Board Lot Holder, be deemed to have elected to receive cash for such holder's Common Shares.

Any election by a Non-Board Lot Holder must be to receive either cash or Trust Units in respect of all (and not less than all) of the Common Shares held by such holder and may not be to receive part cash and part Trust Units in respect of such holder's Common Shares.

Only registered Non-Board Lot Holders have the option to elect to receive cash for their Common Shares. Shareholders who do not hold their Common Shares in their own name do not have the ability to receive cash for their Common Shares

Procedure for Exchange of Options

Holders of Options are not required to take any further actions to receive their Exchange Rights or cash, as applicable. The Fund and AmalgamationCo shall, as soon as practicable following the Effective Time, forward or cause to be forwarded to each holder of In-the-Money Options an agreement representing the number of Exchange Rights issued to such holder under the Arrangement and to each holder of Out-of-the-Money Options a cheque made payable to such holder and in an amount determined in accordance with the Arrangement.

Canadian Federal Income Tax Considerations – Shareholders

In the opinion of Bennett Jones LLP, counsel to Newalta, AcquisitionCo and the Fund ("**Counsel**"), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations which are generally applicable to the Arrangement.

This summary is based on the current provisions of the Tax Act, the Tax Regulations, and Counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "**CCRA**"). This summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), although there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary specifically does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary assumes that the Fund qualifies as a "unit trust" and a "mutual fund trust" as defined by the Tax Act on the Effective Date of the Arrangement, and will continue to so qualify thereafter for the duration of its existence. Based on facts represented to Counsel in the form of an officer's certificate, Counsel is of the view that such assumptions are reasonable. In the event the Fund does not qualify as a mutual fund trust, the income tax considerations will in some respects be materially different from those described below.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice to any particular Shareholder. Consequently, Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement.

Residents of Canada

This portion of the summary is generally applicable to Shareholders who at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, are resident or are deemed to be resident in Canada, deal at arm's length and are not affiliated with, Newalta, AcquisitionCo and the Fund and hold their Common Shares and Trust Units as capital property, all within the meaning of the Tax Act. Persons who do not deal at arm's length with any of the foregoing include persons who, alone or in concert, control Newalta, AcquisitionCo or the Fund. Generally, the Common Shares and Trust Units will be considered to be capital property to a Shareholder provided such holder does not hold them in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who might not otherwise be considered to hold their Common Shares and Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to any Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to Shareholders, an interest in which would be a "tax shelter investment" as defined in the Tax Act.

Disposition of Common Shares in Exchange for Trust Units of Newalta Fund

As the Arrangement will result in each Shareholder (excluding Dissenting Shareholders and Non-Board Lot Holders who receive cash) receiving one Trust Unit for every two Common Shares held, each Shareholder will realize a capital gain, or sustain a capital loss, equal to the amount by which the fair market value of the Trust Units received exceeds, or is exceeded by, the adjusted cost base of the

Common Shares disposed of, net of any reasonable costs of making the disposition. One-half of any such capital gain (the "**taxable capital gain**") must be included in income and one-half of any such capital loss (the "**allowable capital loss**") may be utilized to offset taxable capital gains in the year in which the Arrangement is effective. Any allowable capital losses in excess of taxable capital gains in the year the Arrangement is effective may generally be carried back to any of the three prior years or carried forward to any subsequent years to offset taxable capital gains. Corporations, as well as certain trusts and partnerships, may have any capital loss reduced by the amount of any dividends received on their Common Shares prior to that time, in accordance with the specific provisions of the Tax Act.

A Shareholder which is a Canadian controlled private corporation, as defined in the Tax Act, may be subject to a 6⅔% refundable tax on its "aggregate investment income", as defined in the Tax Act, which is defined to include an amount in respect of taxable capital gains.

Taxable capital gains realized by a Shareholder that is an individual may give rise to an alternative minimum tax depending on the Shareholder's circumstances.

In reporting their income under the Tax Act, Shareholders should report a capital gain or a capital loss in respect of the disposition of their Common Shares in consideration for the Trust Units based on the fair market value of the Trust Units. Following completion of the Arrangement, the Fund will provide its estimate of such amount to Shareholders of record on the Effective Date, which estimate shall be disseminated via press release and posted on Newalta's website at www.newalta.com. Such determination is not binding on the CCRA or any particular Shareholder.

Non-Board Lot Holders

Non-Board Lot Holders who choose to receive Trust Units pursuant to the Arrangement will be subject to tax on the exchange on the same basis as described above under "Disposition of Common Shares in Exchange for Trust Units of Newalta Fund". Non-Board Lot Holders who choose, or are deemed to have chosen, cash, will realize a capital gain, or sustain a capital loss, equal to the amount by which the cash received exceeds, or is exceeded by, the adjusted cost base of the Common Shares disposed of, net of any reasonable costs of making the disposition. The taxation of capital gains and capital losses is described above under "Disposition of Common Shares in Exchange for Trust Units of Newalta Fund".

Dissenting Shareholders

Shareholders who dissent to the Arrangement will be considered to have disposed of their Common Shares to AmalgamationCo for an amount ultimately determined to be the fair market value thereof. To the extent that the amount received represents interest, such amount must be included in the income of the Dissenting Shareholder. Under Counsel's understanding of the current administrative practise of the CCRA, Dissenting Shareholders will be considered to have disposed of their Common Shares for an amount equal to the proceeds received, less any amount which represents interest. Accordingly, a Dissenting Shareholder may realize a capital gain, or sustain a capital loss, equal to the amount by which the cash received (less any portion which represents interest) exceeds, or is exceeded by, the adjusted cost base of the Common Shares disposed of, net of any reasonable costs of making the disposition. The taxation of capital gains and capital losses is described above under "Disposition of Common Shares in Exchange for Trust Units of Newalta Fund". Dissenting Shareholders are urged to contact their own tax advisors as the law in this area is unclear.

Taxation of the Fund

In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders, whether paid in cash, other property of the Fund or in additional Trust Units. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Fund is the calendar year. The Fund's income will generally consist of: (i) interest on the Notes that accrues to the end of the year, or becomes receivable or is received by it before the end of the year, to the extent that the interest was not included in computing its income for a preceding taxation year; and (ii) dividends (if any) received from AmalgamationCo. In computing its income for tax purposes, the Fund may deduct reasonable administrative, interest, and other expenses incurred to earn income and may generally amortize over a five year period its portion of the fees and expenses of the Arrangement.

For purposes of the Tax Act, the Fund intends to deduct in computing its income the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. Therefore, as a result of such deduction from income, it is expected that the Fund will not be liable for any material amount of tax under the Tax Act.

Taxation of Trust Unitholders

A Unitholder will generally be required to include in income for a particular taxation year the portion of income of the Fund computed for tax purposes, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Trust Units or other Fund property. The cost of any Trust Units or Fund property acquired in respect of a distribution will generally be equal to the corresponding amount which is included in a Unitholder's income.

Provided that appropriate designations are made by the Fund, such portion of its net taxable capital gains and taxable dividends as are paid or payable to Unitholders will effectively retain their character and be treated as such in the hands of the Unitholders for purposes of the Tax Act. Amounts that are treated as dividends will be subject, among other things, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act in respect of private corporations, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains (being one-half thereof) of the Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of the Fund that is paid or payable by the Fund to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units, such payment will give rise to a reduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Fund, the taxable portion of which was designated by the Fund in respect of the Unitholder. If the adjusted cost base of a Unitholder's Trust Units becomes negative as a result of such reduction, the negative amount is deemed to be a capital gain and is added to the adjusted cost base of such Trust Units.

Upon the disposition or deemed disposition by a Unitholder of Trust Units, the Unitholder will generally realize a capital gain, or sustain a capital loss, equal to the amount by which the proceeds of disposition (excluding any amount payable by the Fund which represents an amount that must be included

in the Unitholder's income as described above) exceeds, or is exceeded by, the adjusted cost base of the Trust Units disposed of, net of any reasonable costs of making the disposition. The taxation of capital gains and capital losses is described above under "Disposition of Common Shares in exchange for Trust Units of Newalta Fund".

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances.

Tax Exempt Unitholders

Subject to the specific provisions of any particular plan and provided that the Fund obtains and maintains its status as a unit trust and a mutual fund trust, as defined in the Tax Act, the Trust Units will be qualified investments for trusts governed by Exempt Holders. Based on facts represented to Counsel in the form of an officer's certificate, Counsel is of the opinion that the Trust Units will not constitute foreign property for RRSPs, RRIFs and DPSPs or other persons subject to tax under Part XI of the Tax Act.

The Exempt Holders will generally not be liable for tax in respect of any distributions received from the Fund or any capital gain realized on the disposition of any Trust Units.

The income tax consequences relating to a Shareholder will vary depending upon a number of factors including the legal characterization of the purchaser as an individual, corporation, trust or partnership. Each Shareholder should obtain independent advice regarding the income tax consequences relevant to its own particular circumstances.

Non-Residents of Canada

This portion of the summary is generally applicable to a Shareholder who at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not resident or deemed to be resident in Canada, deals at arm's length with and is not affiliated with, Newalta, AcquisitionCo or the Fund, holds the Common Shares and Trust Units as capital property and does not use or hold, and is not deemed to use or hold such securities in connection with carrying on a business in Canada (a "Non-Resident"). The Tax Act contains provisions relevant to a non-resident insurer that carries on business in Canada and elsewhere, which this summary does not take into account and such Non-Resident Shareholders should consult their own tax advisors.

The transactions under the Arrangement, which will ultimately result in each Shareholder (excluding Dissenting Shareholders and Non-Board Lot Holders who receive cash) receiving one Trust Unit for every two Common Shares held on the Effective Date, will not give rise to any tax being payable under the Tax Act by Non-Residents unless such Common Shares constitute "taxable Canadian property". Assuming that they are listed on a prescribed stock exchange at the Effective Date of the Arrangement, Common Shares of a Shareholder will not generally constitute "taxable Canadian property" under the Tax Act unless either: (i) at any time during the period of 60 months immediately preceding the disposition of Common Shares by such Shareholder, not less than 25% of the issued shares (taking into account any rights to acquire shares) of any class or series of the capital stock of Newalta or a predecessor were owned by the Shareholder, by persons with whom the Shareholder did not deal at arm's length or by any combination thereof; or (ii) the Shareholder's Common Shares are otherwise deemed to be taxable Canadian property.

Dissenting Non-Resident Shareholders will be subject to a 25% Canadian withholding tax on the amount of any interest paid or credited to such Dissenting Shareholder. The rate of Canadian withholding

tax on interest may be reduced under an applicable bilateral income tax treaty or convention between Canada and the Non-Resident's country of residence. For example, a resident in the United States, as determined under the *Canada-United States Tax Convention, 1980,* will generally be subject to Canadian withholding tax on interest at the rate of 10%. Dissenting Shareholders who have proceeds of disposition (less any amount that is interest) in excess of the adjusted cost base of their Common Shares will not be subject to Canadian tax on the applicable gain unless the Common Shares constitute taxable Canadian property as described above. Non-Residents who are considering the exercise of their rights of dissent are urged to contact their own tax advisors as the law in this area is unclear.

Non-Board Lot Holders who dispose of their Common Shares to the Fund for cash or Trust Units will not be subject to Canadian tax on any applicable capital gain unless such Common Shares constitute taxable Canadian property as described above.

Where the Fund makes distributions to a Non-Resident Unitholder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income of the Fund (computed under the Tax Act as noted above) to a Non-Resident Unitholder will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an income tax treaty or convention between Canada and the Unitholder's jurisdiction of residence. For example, a resident in the United States, as determined under the *Canada-United States Tax Convention, 1980*, will generally be entitled to a reduced withholding rate of 15% of the gross income of the distribution.

A disposition or deemed disposition of Trust Units, whether on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base or otherwise, will not give rise to any capital gain subject to tax under the Tax Act by Non-Resident Unitholders, provided that such Trust Units do not constitute taxable Canadian property. Trust Units of a Non-Resident Unitholder will not generally constitute taxable Canadian property under the Tax Act unless either: (i) at any time during the period of 60 months immediately preceding the disposition of Trust Units by such Unitholder, not less than 25% of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Unitholder, by persons with whom the Unitholder did not deal at arm's length or by any combination thereof; (ii) the Fund ceases to qualify as a mutual fund trust; or (iii) the Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of his Trust Units under the same rules as apply to residents of Canada.

Non-Resident Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Canadian Federal Income Tax Considerations – Optionholders

This portion of the summary is applicable to Optionholders who: (i) at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention are resident or deemed to be resident in Canada or received Options by virtue of employment exercised in Canada; (ii) are current or former employees, officers or directors of Newalta; and (iii) received the Options from Newalta in respect of, in the course of, or by virtue of their positions as employees, officers or directors of Newalta and who deal at arm's length with Newalta, AcquisitionCo and the Fund ("**Employment Optionholders**").

The exchange of Options for Exchange Rights will not result in any immediate income tax consequences to Employment Optionholders provided that: (i) Employment Optionholders receive no other form of consideration in exchange for their Options other than the Exchange Rights; (ii) immediately after the exchange, Newalta and the Fund do not deal at arm's length for the purposes of the

Tax Act; and (iii) the value of the Trust Units under option (less the exercise price applicable to acquire such Trust Units) determined immediately after the transfer does not exceed the value of the Common Shares under option (less the exercise price applicable to acquire such Common Shares) determined immediately prior to the transfer. Employment Optionholders who hold Out-of-the-Money Options will receive a nominal amount of money on the transfer of such Options and should contact their own tax advisors with regard to their own particular circumstances with respect to such transfer. Holders of the Exchange Rights should contact their own tax advisors with respect to holding, disposing and exercising their Exchange Rights.

Rights of Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Appendix C and the text of Section 191 of the ABCA which is attached to this Information Circular as Appendix F. Pursuant to the Interim Order, dissenting holders of Options are given rights analogous, to the extent applicable, to rights of dissenting shareholders under the ABCA. A Securityholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of that section, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights he may have, to dissent and to be paid by AmalgamationCo the fair value of the Securities held by him in respect of which he dissents, determined as of the close of business on the last business day before the Meeting of Securityholders. A Securityholder may dissent only with respect to all of the Securities held by him or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent. Accordingly, a beneficial owner of Securities desiring to exercise his right of dissent must make arrangements for the Securities beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Newalta or, alternatively, make arrangements for the registered holder of his Securities to dissent on his behalf.**

A Dissenting Securityholder must send to Newalta a written objection to the Arrangement Resolution, which written objection must be received by Newalta, Attention: Corporate Secretary, at the head office of Newalta, 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, before the Meeting or by the Chairman of the Meeting at or prior to the Meeting. No person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. An application may be made to the Court by AmalgamationCo or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by either AmalgamationCo or a Dissenting Securityholder, AmalgamationCo must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay him an amount considered by the Board of Directors of AmalgamationCo to be the fair value of the Securities. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if AmalgamationCo is the applicant, or within 10 days after AmalgamationCo is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the

same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with AmalgamationCo for the purchase of his Securities by AmalgamationCo in the amount of AmalgamationCo's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against AmalgamationCo and in favour of each of those Dissenting Securityholders, and fixing the time within which AmalgamationCo must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

On the Arrangement becoming effective, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Securities in the amount agreed to between AmalgamationCo and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw his dissent, or Newalta may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

AmalgamationCo shall not make a payment to a Dissenting Securityholder if there are reasonable grounds for believing that AmalgamationCo is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of AmalgamationCo would thereby be less than the aggregate of its liabilities. In such event, AmalgamationCo shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their shares in which case the Dissenting Securityholder may, by written notice to AmalgamationCo within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against AmalgamationCo to be paid as soon as AmalgamationCo is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Securityholders of AmalgamationCo.

All Securities held by Securityholders who exercise their right of dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to AmalgamationCo in exchange for such fair value as of the Effective Date. If such Securityholders ultimately are not so entitled to be paid the fair value therefor, such Securities will be changed into Trust Units and such Securityholders will be issued Trust Units on the same basis as all other Securityholders pursuant to the Arrangement.

The Arrangement Agreement provides that it is a condition to the obligation of Newalta, AcquisitionCo and Newalta Fund to complete the Arrangement, that there shall not, as of the Effective Date, be holders of Securities that hold in excess of 5% of all Securities, that have validly exercised their rights of dissent under the Interim Order.

Interests of Certain Persons in the Arrangement

Directors and officers of Newalta own beneficially, directly or indirectly, or exercise control or direction over an aggregate of 5,873,885 or approximately 13.5% of the outstanding Common Shares. The directors and officers also hold, in aggregate, 2,178,000 Options as at the date hereof, which, if exercised, would increase the beneficial ownership of the officers and directors, as a group, to 17.4% of the outstanding Common Shares.

The management of Newalta understands that each of the directors and officers presently intends to vote the Securities owned or controlled by them in favour of the Arrangement Resolution, proposed to be considered at the Meeting.

Each of BMO Nesbitt Burns and CIBC World Markets, the financial advisors to the Board of Directors, has received and will receive fees from Newalta for services rendered.

Expenses of the Arrangement

The estimated costs to be incurred by Newalta relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation, printing and mailing of this Information Circular are expected to aggregate $4.3 million.

Stock Exchange Listing

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. As such, the Fund has applied to list the Trust Units on the TSX. Listing will be subject to the Fund fulfilling all of the requirements of the TSX. Following the Effective Date, the Common Shares will be delisted from the TSX.

Securities Law Matters

The Trust Units and Exchange Rights to be issued in exchange for Securities pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Trust Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

Applications will also be made so as to relieve AmalgamationCo from some of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable securities legislation.

The Trust Units and Exchange Rights to be issued to former Securityholders pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Trust Units issued to a former Securityholder who is not an "affiliate" of Newalta before the Arrangement or of AmalgamationCo or Newalta Fund after the Arrangement for purposes of United States federal securities laws may be resold without restriction under the 1933 Act. Former Securityholders who were affiliates of Newalta prior to the Arrangement or of AmalgamationCo or Newalta Fund after the Arrangement may not re-sell the Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of Newalta, AmalgamationCo or Newalta Fund is a person that directly, or indirectly through

one or more intermediaries, controls, or is controlled by, or is under common control with, Newalta or Newalta Fund, as the case may be. Securityholders resident in the United States and other Securityholders residing elsewhere than in Canada exchanging their Securities for Trust Units are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon at the closing of the Arrangement by Bennett Jones LLP, on behalf of Newalta. As at January 16, 2003, the partners and associates of Bennett Jones LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

R. Vance Milligan, Q.C., a director and Corporate Secretary of Newalta and an initial Trustee of the Fund, is a partner with Bennett Jones LLP, a law firm which acts for and is paid legal fees by Newalta and the Fund, including fees with respect to the Arrangement.

INFORMATION CONCERNING NEWALTA FUND

General

Newalta Fund was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund will be, for Canadian tax purposes, an unincorporated open end mutual fund trust and will be categorized as a "industrial issuer" for the purposes of Canadian securities laws. Newalta Fund will be administered by the Trustees.

Newalta Fund is restricted to:

(a) investing, directly or indirectly, in any of the securities issued by AcquisitionCo, by Newalta and by AmalgamationCo and borrowing funds for that purpose;

(b) investing in any other securities of any Person and making such investments as the Trustees may determine and borrowing funds for that purpose; provided that, such investments do not at the time of investment: (i) prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Trust Units being disqualified for investment by Exempt Holders;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees and other securities for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Units, or making distributions to Unitholders;

(d) issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of the Fund, implementing compensation plans, if any, established by the Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;

(e) issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;

(f) repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing paragraphs (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

Newalta Fund shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

Copies of the Deed of Trust are available upon request to the Senior Vice President, Finance and Chief Financial Officer of the Corporation at 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

Trust Units

The beneficial interests in Newalta Fund are divided into Trust Units. The interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder. Each Trust Unit shall represent an equal fractional undivided beneficial interest in any distribution from Newalta Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of Newalta Fund in the event of the termination or winding-up of Newalta Fund. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by Newalta Fund and in the event of the termination or winding-up of Newalta Fund, in the net assets of Newalta Fund. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. The holders of Trust Units are entitled to receive notice of, attend and vote at any meeting of Unitholders on the basis of one vote for each Trust Unit held. The aggregate number of Trust Units which is authorized and may be issued is unlimited.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AmalgamationCo or Newalta Fund. As holders of Trust Units in Newalta Fund, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Mutual Fund Trust Requirements

In order to qualify as a "mutual fund trust" under the provisions of the Tax Act, Newalta Fund must satisfy various conditions, including but not limited to the following conditions:

1. some of the Trust Units must have conditions attached thereto that require Newalta Fund to accept, at the demand of the Unitholder, the surrender of the Trust Units;

2. the fair market value of the Trust Units described in item 1 above cannot be less than 95% of the fair market value of all of the issued Trust Units;

3. the Trust Units must be qualified for distribution to the public or have been lawfully distributed to the public in circumstances where a prospectus or similar document was not required to be filed in respect of the distribution;

4. in respect of the Trust Units referred to in item 3 above, there must be no fewer than 150 Unitholders;

5. each holder of Trust Units referred to in item 3 above must hold no less than one block of Trust Units (a block is characterized as 100 Trust Units if the fair market value of one Trust Unit is less than $25, 25 Trust Units if the fair market value of one Trust Unit is $25 or more but less than $100 and, and 10 Trust Units if the fair market value of one Trust Unit is $100 or more); and

6. each holder of Trust Units referred to in item 3 above must hold such Trust Units having an aggregate fair market value of not less than $500.

Liability of Unitholder

The Deed of Trust provides that no Unitholder, in its capacity as such, shall be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (a) the assets of the Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached to, associated with or derived from such assets; (b) the obligations or the activities or affairs of the Fund; (c) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of the Fund (whether or not authorized by or pursuant to the Deed of Trust); (d) any act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of the Fund (whether or not authorized by or pursuant to the Deed of Trust); (e) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of the Fund (whether or not authorized by or pursuant to the Deed of Trust); or (f) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Fund or by the Trustees or by any other person on behalf of or in connection with the activities or affairs of the Fund. The Deed of Trust also provides that no Unitholder in his capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any of the foregoing liabilities of the Fund. The Deed of Trust further provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligations will not be binding on Unitholders personally. To the extent that any Unitholder, in its capacity as such, is determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any liabilities of the Fund, such judgment and any writ of execution or similar process, is to be enforceable only against and be satisfied only out of, the Unitholder's share of the assets of the Fund.

Issuance of Trust Units

Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Immediately after any pro rata distribution of additional Trust Units to all Trust Unitholders, the number of the outstanding Trust Units will be consolidated such that each Trust Unitholder will hold after the consolidation the same number of Trust Units as the Trust Unitholder held before the distribution of additional Trust Units. Each Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units shall represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

Distributions

The Deed of Trust provides that the Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash shall be an amount equal to the proportionate share of each Unit of such Distributable Cash multiplied by the number of Units owned of record by each such Unitholder on such Distribution Record Date. Except in the circumstances described below, Distributable Cash which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

The Deed of Trust also permits the Trustees to declare to be payable and make distributions, from time to time, out of Income of the Fund, Net Realized Capital Gains, the capital of the Fund or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine. The proportionate share of each Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Units on the applicable record date in respect of any such distribution. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Unit of such amount multiplied by the number of Units owned of record by each such Unitholder on such applicable record date. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution.

Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of the Fund, Net Realized Capital Gains and any other applicable amounts so that the Fund will not have any liability for tax under Part 1 of the Tax Act in any taxation year, the Deed of Trust provides that the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(a) an amount equal to the amount, if any, by which the Income of the Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by the Fund which have been determined by the Trustees to have been payable by the Fund out of the Income of the Fund for such year; and

(b) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by the Fund which have been determined by the Trustees to have been payable by the Fund out of Net Realized Capital Gains for such year.

The proportionate share of each Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Units on December 31. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Unit of such amount multiplied by the number of Units owned of record by each such Unitholder on December 31 in the year of such distribution. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows December 31 in the applicable year.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustees

consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Fund in the year on shares of taxable Canadian corporations, net capital gains realized by the Fund in the year and foreign source Income of the Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Fund, rather than to the Unitholders. Distributions payable to Unitholders shall be deemed to be distributions of Income of the Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine.

The Deed of Trust provides that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder by the Trustees.

Where the Trustees determine that the Fund does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement, the payment may, at the option of the Trustees, include the pro rata issuance of additional Units, or fractions of Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution. The value of each Unit issued shall be the "market price" (as defined under "Information Concerning Newalta Fund – Redemption of Trust Units") of the Units on the applicable Distribution Record Date or December 31 in any year, as the case may be.

The Deed of Trust permits Trustees to deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

Any payments of cash by the Fund to a Unitholder pursuant to the Deed of Trust is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

Redemption of Trust Units

Each Trust Unitholder shall be entitled to require Newalta Fund to redeem, at any time or from time to time at the demand of the Trust Unitholder, all or any part of the Trust Units registered in the name of the Trust Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. To exercise a Trust Unitholder's right to require redemption, a duly completed and properly executed notice requiring Newalta Fund to redeem Trust Units, in a form approved by the Trustees, shall be sent to Newalta Fund at the head office of Newalta Fund, together with the Unit Certificate or Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by Newalta Fund of the notice to redeem Trust Units, the Trust Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Trust Unitholders of record on a date which is subsequent to the day of receipt by Newalta Fund of such notice. Trust Units shall be considered to be tendered for redemption on the date that Newalta Fund has, to the satisfaction of the Trustees, received the notice, Unit Certificates and other required documents or evidence as aforesaid.

Upon receipt by Newalta Fund of the notice to redeem Trust Units given in accordance with the foregoing requirements, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (the "**Cash Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to Newalta Fund for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were tendered to Newalta Fund for redemption. The "**market price**" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "**closing market price**" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Cash Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Trust Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by Newalta Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Trust Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the former Trust Unitholder in respect of the Trust Units so redeemed.

Trust Units will not be entitled to the Cash Redemption Price if: (i) the total amount payable by Newalta Fund in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $75,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month; (ii) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of Newalta Fund are not listed for trading on the TSX or are not traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of the outstanding Trust Units of Newalta Fund is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to Newalta Fund for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to Newalta Fund for redemption.

In the event a holder of Trust Units is not entitled to payment of a Cash Redemption Price in respect of Trust Units tendered for redemption, such Trust Unitholder shall instead be entitled to receive a price per Trust Unit (the "**In Specie Redemption Price**") equal to the fair market value thereof as

determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by Newalta Fund, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by Newalta Fund on the date such Trust Units were tendered for redemption, each such class of securities divided by the number of Trust Units of Newalta Fund outstanding on such date. No fractional securities shall be distributed and where the number of securities to be received upon redemption by a Trust Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Trust Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. Newalta Fund shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date. Payments by Newalta Fund of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the securities by registered mail in a postage prepaid envelope addressed to the former Trust Unitholder. Upon such payment, Newalta Fund shall be discharged from all liability to the former Trust Unitholder in respect of the Trust Units so redeemed.

Meetings of Unitholders

The Deed of Trust provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustees, the appointment or removal of the auditors of Newalta Fund, the approval of amendments to the Deed of Trust (except as described under "Amendments to the Deed of Trust"), amendments to the Note Indenture other than in the contemplation of a future issuance of Notes, material amendments to the articles of AmalgamationCo, the amalgamation or merger of AmalgamationCo with any other corporation (other than as part of an internal reorganization), the sale or disposition of all or substantially all of the assets of Newalta Fund or AmalgamationCo (other than as part of an internal reorganization), and the termination of Newalta Fund. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of Newalta Fund. The first annual meeting of Newalta Fund will take place on or before June 30, 2004. A resolution appointing or removing a Trustee or the auditors of Newalta Fund must be passed by a simple majority of the votes cast by the Trust Unitholders. The balance of the foregoing matters must be passed by at least 66⅔% of the votes cast at a meeting of Trust Unitholders called for such purpose.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person and either holding personally or representing as proxies not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

A resolution in writing executed by Trust Unitholders holding more than 66⅔% of the outstanding Trust Units at any time shall be as valid and binding for all purposes as if such resolution had been passed at a meeting of Trust Unitholders.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders

Information and Reports

Newalta Fund will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

AmalgamationCo will provide Newalta Fund with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow Newalta Fund to meet its public reporting requirements. With respect to material changes, AmalgamationCo will provide timely disclosure to Newalta Fund as if AmalgamationCo were a public company.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

The Deed of Trust establishes that the Trustees shall consist of not more than ten nor less than three Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. In addition, the initial Trustees shall be permitted to appoint additional Trustees for a term to expire at the close of the first annual meeting of Trust Unitholders. Trustees shall be appointed at each annual meeting of Trust Unitholders by a resolution approved by a majority of the votes cast at a meeting of Trust Unitholders. A quorum of Trustees, being the greater of two Trustees or a majority of the Trustees then holding office, may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees. No more than one-third of the Trustees at any time may be non-residents of Canada.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

In addition to any other power which the Trustees may have by virtue of any statute or rule of law, the Deed of Trust provides that, subject to the terms and conditions thereof, the Trustees may exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Deed of Trust.

The Deed of Trust requires the Trustees to act honestly and in good faith with a view to the best interests of Newalta Fund and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the ABCA. Each Trustee, in his or her capacity as trustee, is not required to devote his or her entire time to the investments and affairs of Newalta Fund.

The Trustees shall be paid such remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director or an employee of Newalta or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees.

The initial Trustees are Alan P. Cadotte, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart. Each of the initial Trustees is currently a member of the Board of Directors. See "Information Concerning Newalta Corporation – Directors and Officers". The initial Trustees presently do not own any Trust Units of Newalta Fund.

Liability of the Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. No Trustee shall be liable for any loss or damage which may occur to the assets of the Fund or any part thereof (including any securities whose ownership interests are comprised directly or indirectly in the assets of the Fund) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of any entities, the securities of which form part of the assets of the Fund, including without limitation:

   (i) the reliance on information given at meetings or otherwise by the management of such entities;

   (ii) the failure to act upon any information received from inquiring into the management of such entities or otherwise;

   (iii) the failure to require the management of such entities to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the assets of the Fund; and

   (iv) the acquiescence in business arrangements entered into by such entities even if such business arrangements prove detrimental to the interest of the Fund;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of the Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. The Fund shall be solely liable for any such debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses and resort shall be had solely to the assets of the Fund for the payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of the Fund.

Each Trustee, each former Trustee, each officer of Newalta Fund and each former officer of Newalta Fund shall be entitled to be and shall be indemnified and reimbursed out of the assets of Newalta Fund in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of Newalta Fund or, at the request of Newalta Fund, a director or officer of AmalgamationCo or AcquisitionCo or any subsidiaries thereof; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the assets of Newalta Fund in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of actual fraud, dishonesty or gross negligence. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted under the Deed of Trust, or otherwise existing under law, except out of the assets of Newalta Fund, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement.

Amendments to the Deed of Trust

The Trustees may, without the approval of the Unitholders, amend the Deed of Trust prior to the Effective Date and, in addition, make certain amendments to the Deed of Trust provided that no such amendment shall modify the right to one vote per Trust Unit, reduce the fractional undivided interest in the assets of Newalta Fund represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Trust Unitholders or alter the takeover bid acquisition provisions of the Deed of Trust without the consent of all of the Trust Unitholders. See "Information Concerning Newalta Fund – Takeover Bids". Subject to the foregoing limitation, the Trustees may make amendments for any of the following purposes: (i) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or Newalta Fund; (ii) providing, in the opinion of the Trustees, additional protection for the Unitholders; (iii) removing any conflicts or inconsistencies in this Deed of Trust or making minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation law; and (v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable.

Limitations on the Powers of the Trustees

The Deed of Trust provides that the Trustees may not at any time following the Effective Date under any circumstances whatsoever authorize, without the approval of 66⅔% of the votes cast at a meeting of the Unitholders:

(a) any amalgamation or other merger of AmalgamationCo with any other corporation, except with one or more direct or indirect wholly-owned subsidiaries of Newalta Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by the Fund or any other sale, lease or exchange of all or substantially all of the assets of the Fund, except pursuant to an in specie redemption, pursuant to any security that may be granted by the Trustees, pursuant to any internal reorganization of the direct or indirect assets of the Fund or where any such sale, lease or exchange is effected between or among the Fund and any one or more of:

    (i) AmalgamationCo;

    (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

    (iii) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the entities referred to in (i) and (ii) above; and

    (iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of AmalgamationCo, except pursuant to any security granted by AmalgamationCo, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

    (i) the Fund;

    (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

    (iii) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the entities referred to in (i) to (ii) above; and

    (iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of AmalgamationCo to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Fund.

Limitation on Non-Resident Ownership

The Deed of Trust provides that at no time may non-residents of Canada within the meaning of the Tax Act be the beneficial owners of more than 49% of the Units. The Fund may require declarations as to the jurisdictions in which beneficial owners of the Units are resident. If the Fund becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the Fund may make a public announcement thereof and shall not accept a subscription for such Units from or issue or register a transfer of such Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident. If notwithstanding the foregoing, the Fund determines that more than 49% of the Units are held by non-residents, the Fund may send a notice to non-resident holders of the Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not non-residents within such period, the Trustees may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale the affected holders shall cease to be holders of the relevant Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

Management of Newalta Fund

Newalta Fund will not be managed by a third party manager. Following completion of the Arrangement, Newalta Fund and AmalgamationCo will be managed by the management of AmalgamationCo.

Newalta Fund and AcquisitionCo have entered into the Administration Agreement pursuant to which AcquisitionCo and, following the completion of the Arrangement, AmalgamationCo will be responsible for, the management and general administration of the affairs of the Fund, including, without limitation, the following:

(a) undertaking any matters required by the terms of the Deed of Trust to be performed by the Trustees;

(b) keeping and maintaining at its offices in Calgary, Alberta all books, records and amounts outstanding with respect to all receipts, disbursements and investments relating to the assets of the Fund;

(c) preparing all returns, filings and documents and making all determinations necessary for the discharge of the Trustees' obligations under the Deed of Trust;

(d) providing the Unitholders with annual audited and interim unaudited financial statements of the Fund, as well as relevant tax information;

(e) ensuring compliance by the Fund with all applicable securities legislation and stock exchange requirements including without limitation, continuous disclosure obligations;

(f) providing investor relations services to the Fund;

(g) providing office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations under the Administration Agreement;

(h) calling and holding all annual and/or special meetings of Unitholders pursuant to the Deed of Trust and preparing, approving and arranging for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(i) determining the amount of Cash Flow of the Fund, Distributable Cash, Income of the Fund and Net Realized Capital Gains pursuant to the Deed of Trust and arranging for distributions to Unitholders of distributions properly payable by the Fund pursuant to the Deed of Trust;

(j) attending to all administrative and other matters arising in connection with any redemptions of Units;

(k) determining the timing and terms of future offerings of Units;

(l) preparing and approving any prospectus or comparable documents of the Fund to qualify the sale of securities from time to time;

(m) promptly notifying the Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund; and

(n) generally providing all other services as may be necessary or as requested by the Trustees of the Fund, for the administration of the Fund.

The Administration Agreement requires AcquisitionCo and, following the completion of the Arrangement, AmalgamationCo to perform all services at all times in compliance with applicable laws, to comply with all instructions of the Trustees and to observe and perform or cause to be observed and performed on behalf of the Fund in every material respect the provisions of the agreements from time to time entered into in connection with the activities of the Fund and all applicable laws.

Copies of the Administration Agreement are available upon request to the Senior Vice President, Finance and Chief Financial Officer of the Corporation at 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Newalta Fund as at January 16, 2003 both before and after giving effect to the Arrangement.

($000 except Trust Units)	Authorized	Outstanding as at January 16, 2003 before giving effect to the Arrangement(1) (unaudited)	Outstanding as at January 16, 2003 after giving effect to the Arrangement(2)(3)(4)(5) (unaudited)
DEBT			
Long term debt		nil	$41,100
Total debt		nil	$47,100
UNITHOLDER'S EQUITY			
Trust Units	unlimited	$0.01 (one Trust Unit)	$99,862 (21,817,084 Trust Units)

Notes:

(1) Newalta Fund was settled as of January 16, 2003 with a $100 bank note.

(2) The initial one Trust Unit which was issued by Newalta Fund will, immediately after the Effective Date, be repurchased for $10 by Newalta Fund for cancellation.

(3) Accumulated income at September 30, 2002 was $44,960 per the Pro-Forma Financial Statements of Newalta Fund as set forth in Schedule D.

(4) Newalta currently has a credit facility comprised of (i) a $60 million revolving reducing term facility bearing interest at varying rates dependent upon the borrowing option utilized at Newalta's option and (ii) a $12 million demand revolving facility bearing interest at varying rates dependent upon the borrowing option utilized at Newalta's option.

Newalta is currently in negotiations for credit facilities with a syndicate of Canadian financial institutions in the maximum principal amount of approximately $65.5 million. The facility structure proposed is expected to be comprised of a revolving operating facility, a revolving extendible term facility, a non-revolving reducing term facility and miscellaneous ancillary facilities. It is anticipated that the new credit facilities will be used to repay the existing credit facilities described above.

(5) A portion of the total debt includes the Debentures. As a condition to completing the Arrangement, all of the 8% Debentures shall have been redeemed or converted into Common Shares prior to the Effective Date. The information in this table assumes that no Debentures are converted into Common Shares or Trust Units.

For additional financial information in respect of Newalta Fund, refer to the Pro-Forma Financial Statements as at and for the nine months ended September 30, 2002 and the Balance Sheet of Newalta Fund as at January 16, 2003 as set forth in Schedule D.

INFORMATION CONCERNING ACQUISITIONCO

AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Notes required for implementing the Arrangement. The head and principal office of AcquisitionCo is located at 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 and its registered office is located at Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

Newalta Fund owns all of the issued and outstanding common shares in the capital of AcquisitionCo. The directors of AcquisitionCo are Alan P. Cadotte, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart and the officers of AcquisitionCo are the current officers of Newalta. See "Information Concerning Newalta Corporation - Directors and Officers" for information respecting the principal occupations and experience and qualifications of such directors and officers. Reference is made to "Information Concerning AmalgamationCo" for a description of the share capital and other securities of AcquisitionCo.

INFORMATION CONCERNING AMALGAMATIONCO

General

AmalgamationCo will be a corporation amalgamated pursuant to the provisions of the ABCA. AmalgamationCo will be the resultant corporation from the amalgamation of Newalta and AcquisitionCo.

The head and principal office of AmalgamationCo will be located at 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 and its registered office will be located at Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

AmalgamationCo will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Application will be made to the securities regulatory authorities for exemptions from those reporting requirements.

Distribution Policy

It is currently anticipated that the only income to be received by the Fund from AmalgamationCo will be from: (i) the interest received or receivable on the principal amount of the Notes to the extent the interest has not been included in income in a previous year, and (ii) the dividends received from the AmalgamationCo common shares that it will hold following the Arrangement. The Fund expects to make monthly cash distributions to Trust Unitholders (commencing April 15, 2003 to Unitholders of record on March 31, 2003, assuming the Effective Date is March 1, 2003) of the interest income earned from the Notes and dividends, if any, received on AmalgamationCo common shares, after expenses, if any, and any cash redemptions of Trust Units.

AmalgamationCo Share Capital

Following the amalgamation, AmalgamationCo will be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. Upon completion of the Arrangement, Newalta Fund will be the sole holder of the issued and outstanding common shares of AmalgamationCo. Newalta Fund will also be the sole holder of the approximately $175 million principal amount of the Notes anticipated to be outstanding immediately following the completion of the Arrangement.

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of AmalgamationCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AmalgamationCo and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares. The holders of common shares will be entitled to share equally in any distribution of the assets of AmalgamationCo upon the liquidation, dissolution, bankruptcy or winding-up of AmalgamationCo or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

The preferred shares are issuable in one or more series. The Board of Directors is empowered to fix the number of preferred shares and the rights, privileges, restrictions and conditions to be attached to the preferred shares of each series.

Notes

The following summary of the material attributes and characteristics of the Notes do not purport to be complete and is qualified in its entirety by reference to the provisions of the Note Indenture to be dated on or before the Effective Date and made between AcquisitionCo and the Note Trustee, which will contain a complete statement of such attributes and characteristics. The Notes will be issued under the Note Indenture.

Terms and Issue of Notes

The Notes will be unsecured and bear interest from the date of issue at 13% per annum, provided that the interest rate which the Notes will bear may be adjusted upwards (to a maximum of 14% per annum) or downwards by agreement of the Fund and AcquisitionCo on or prior to the Effective Date. Interest will be payable for each month during the term on the last Business Day of the month. The Notes will be issued only as registered Notes in the minimum denomination of $100. The first interest payment will be due on March 31, 2003 for the period commencing on the Effective Date and ending on March 31, 2003.

Subject to the terms of any other financing arrangement having priority to the Notes, the outstanding principal amount of the Notes will be due and payable 10 years from the date of the Effective Date. AmalgamationCo shall at any time be allowed to prepay or repurchase all or any part of the outstanding principal without bonus.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of the Notes. Upon the Arrangement being effective, Newalta Fund will be the holder of the Notes.

Ranking

The Notes will be unsecured debt obligations of AmalgamationCo and will rank pari passu with all other unsecured indebtedness of AmalgamationCo, but subordinate to all secured debt.

Events of Default

The Note Indenture will provide, among other things, that any of the following shall constitute an "Event of Default": (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if AmalgamationCo has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $1 million and AmalgamationCo has failed to remedy such default within applicable curative periods; (iv) any judgment or order for the payment of money in excess of $1 million is rendered against AmalgamationCo and enforcement proceedings have been commenced by a creditor upon the judgment or order; (v) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to AmalgamationCo specifying such default and requiring AmalgamationCo to rectify the same; (vii) any encumbrancer takes possession of any part of the property of AmalgamationCo which is all or substantially all of the property of AmalagamationCo; and (viii) AmalgamationCo ceasing to carry on its business other than as contemplated in this Information Circular.

Remedies

Whenever an Event of Default has occurred the holder(s) of the majority in principal amount of the Notes outstanding may, by request, cause the Note Trustee to declare the principal and interest on all Notes then outstanding to be due and payable and to proceed to enforce their rights under the Note Indenture by any action, suit, remedy or proceeding authorized or permitted by law or by equity, provided however that the Note Trustee's right to proceed may be limited by the provisions of any applicable subordination agreement. Neither the Note Trustee nor the holders of the Notes shall take any steps or actions with respect to an Event of Default without the prior written consent of the Fund at any time that the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

Waiver of Default

The holder(s) of the majority in principal amount of the Notes outstanding may instruct the Note Trustee to waive any Event of Default.

Copies of the Note Indenture will be available after the Effective Date upon request to the Senior Vice President, Finance and Chief Financial Officer of the Corporation at 1200, 333-11th Avenue S.W., Calgary, Alberta T2R 1L9.

Management of AmalgamationCo

The directors of AmalgamationCo will be Alan P. Cadotte, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart and the officers of AmalgamationCo will be the current officers of Newalta. See "Information Concerning Newalta Corporation – Directors and Officers" for information respecting the principal occupations and qualifications of such directors and officers. The auditors of AmalgamationCo will be the current auditors of Newalta. See "Information Concerning Newalta Corporation – Auditors, Transfer Agent and Registrar".

The Trustees shall not cause the Fund to vote the common shares of AmalgamationCo which will be held by it on the election of directors of AmalgamationCo, the appointment of auditors of AmalgamationCo, or the approval of AmalgamationCo's financial statements except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders.

INFORMATION CONCERNING NEWALTA CORPORATION

Background

Newalta was incorporated pursuant to the ABCA on July 15, 1980, and was continued under the ABCA on August 31, 1984. On June 4, 1991, two wholly-owned subsidiaries of Newalta amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta and continued under the name Newalta Corporation. On January 1, 2002, Newalta amalgamated with three of its wholly-owned subsidiaries and continued under the name Newalta Corporation. The head office of Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

General

Newalta is engaged in the processing and recovery of resalable products from waste materials. Newalta provides waste management and recycling services in western Canada through a network of 34 operating facilities with many of these facilities recently constructed or with substantial reinvestments. Newalta currently has approximately 500 employees.

Newalta commenced operations in 1982. In 1992, new management developed a growth strategy around its profitable Conventional Oilfield sector. During the period 1992 to 1996, Newalta added three new sectors: Heavy Oilfield in 1993, Oil Recycling in late 1994 and Industrial in mid 1996. From September of 1992 to the end of 2002, Newalta acquired and/or built 30 facilities and during this period has experienced an average of more than 25% annual growth in revenues and earnings. Approximately half of this growth has been attributable to acquisitions while the balance has been attributable to the development of new facilities and additional services at new and acquired facilities.

Newalta's capital assets include approximately $205 million (based on net book value) in plant and equipment with only approximately $11 million (based on net book value) in goodwill. Over the past 10 years, earnings before interest, taxes, depreciation and amortization has averaged 30% of revenue and 20% of the capital assets. Newalta's balance sheet is strong, with long term debt marginally above one times EBITDA.

Since 1994, Newalta has focused on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Centrifuge technology developed in the Conventional Oilfield sector has been successfully integrated into the Heavy Oilfield sector. Technology and market development in the Oil Recycling sector have led to improved products and new market opportunities.

In 2002, Newalta combined the Conventional and Heavy Oilfield sectors to form the Oilfield division and combined the Industrial and Oil Recycling sectors to form the Industrial division.

During 2002, Newalta's Oilfield division operated at approximately 67% of capacity, consistent with the anticipated commodity pricing environment. In 2002, Newalta continued to develop market opportunities in the Industrial division, captured collection and operating efficiencies and continued the integration of its capabilities throughout its entire facility network.

A more stringent regulatory environment and initiatives of major producers to improve collection and recycling programs have substantially increased volumes of waste collected and recycled in recent years. A key competitive advantage for Newalta is an integrated collection network required to achieve a cost-effective system. To establish this type of a network represents a substantial barrier to any new entrants in the market. High barriers to entry include: (i) the requirement for new facilities to achieve regulatory approval, a process that can take up to two years; (ii) high capital costs to establish new facilities; and (iii) the combination of transportation and disposal costs which results in competitive market conditions.

Newalta has attracted the most qualified individuals in the industry from across Canada. Executives and senior managers have a broad range of experience covering all aspects of the industrial waste management business in Canada.

Newalta has a very strong environmental and safety program and has the disciplined management and comprehensive procedures to sustain excellence. Newalta's primary focus on processing industrial wastes (as compared to landfilling) dramatically reduces its long-term liabilities.

On April 4, 2002, Newalta completed a bought deal financing by issuing 8,219,179 Common Shares at a price of $3.65 per share, for total gross proceeds of approximately $30 million.

Acquisitions in 2002

Newalta acquired a waste lube oil re-refinery and related collection network effective on September 1, 2002. The re-refinery and related collection network, which has historically generated annual revenues of approximately $20 million, has been integrated into the Newalta facility network. The purchase price of $9.0 million consisted of $3.0 million in cash and the issuance of the 9½% Debentures convertible into Common Shares on the basis of $4.00 principal amount per share. Half of the principal amount of the 9½% Debentures will mature on September 1, 2003 with the remaining debentures maturing on September 1, 2004. As a condition to completing the Arrangement, all the 9½% Debentures shall have been converted into Common Shares or their terms shall have been amended to provide for their conversion into Trust Units rather than Common Shares, in form and substance satisfactory to Newalta, the Fund and AcquisitionCo, acting reasonably, prior to the Effective Date.

Acquisitions in 2001

On June 18, 2001, Newalta acquired the industrial water recovery facility of Aqua-Pure Ventures Inc. ("Aqua-Pure") located in Calgary, Alberta. This acquisition enhanced Newalta's multiple waste stream processing capabilities. The purchase price of $3.5 million consisted of the issuance of 857,143 Common Shares and $0.5 million cash. The acquisition included the exclusive use in Canada for third party waste disposal and treatment of Aqua-Pure's proprietary Compact Rising Film Evaporator and Electrofloc technologies. These technologies have application in the Oilfield division as well as throughout the Industrial division. This acquisition has afforded Newalta with the opportunity to utilize state-of-the-art technology for water recovery in all of its operations.

On August 20, 2001, Newalta, pursuant to a plan of arrangement, acquired all of the issued and outstanding shares of Anadime Corporation ("Anadime"), an oilfield services company offering waste processing and treatment solutions to the oil and gas industry in western Canada for a deemed total cost of $20.9 million. The cost to acquire Anadime consisted of the issuance of 2,677,894 Common Shares, the assumption of liabilities (including the 8% Debentures) and net working capital deficiency in the amount of $8.6 million and the payment of $3.3 million in acquisition and related costs. As a condition to completing the Arrangement, all of the 8% Debentures shall have been redeemed or converted into Common Shares prior to the Effective Date.

Through the acquisition of Anadime, Newalta acquired five licensed oilfield waste management facilities located at Niton Junction, Hays, Stettler, Elk Point and Provost, Alberta as well as a terminalling facility at Willesden Green, Alberta. The former Anadime Elk Point facility was closed and integrated into Newalta's pre-existing Elk Point facility in the fourth quarter of 2001. The addition of the expertise of the Anadime employees has strengthened Newalta's position in oilfield waste management and has allowed Newalta to realize substantial operating synergies in staffing and facilities.

Operations of Newalta

Newalta has two reportable segments: the Oilfield division and the Industrial division. The following table sets out the revenues generated from the two divisions over the last two fiscal years (the values in this section for the year ended December 31, 2001 are based on actual results and the values for the year ended December 31, 2002 are based on management's estimates at the date of this Information Circular):

	Number of Facilities	Years ended December 31			
		2002		2001	
		$ (in thousands)	% of total revenue	$ (in thousands)	% of total revenue
Oilfield	21	74,500	67	62,900	68
Industrial	13	36,000	33	30,100	32
Total	34	110,500	100	93,000	100

Oilfield Division

The Oilfield division of Newalta provides the oil and gas industry with waste management and recycling services through a network of 21 facilities. This division of Newalta specializes in processing oilfield waste material including tank bottoms, drilling muds, work-over fluids, produced sands and spill material in order to recover crude oil for sale. Newalta also provides emulsion treating, oil terminalling, water disposal, tank washing, luggar and drillsite container services. This division of Newalta is driven by crude oil production and organic growth opportunities are modest. Coverage of the market by Newalta and Canadian Crude Separators Inc. ("CCS") is complete and therefore new facilities would not be justified.

Currently, the Oilfield division has over 1,400 customers, the top 20 of which account for approximately 52% of total division revenues, with no one customer representing more than 8% of such revenues. Newalta currently owns approximately 50% of all of the oilfield waste management facilities located in western Canada.

The Oilfield division recovers and markets crude oil from oilfield wastes. Revenues in this division were approximately $74.5 million for the year ended December 31, 2002, compared to $62.9 million for the year ended December 31, 2001. Approximately 85% of the waste materials received are generated from ongoing oil production in western Canada, with the balance generated from drilling activity. This division accounts for 59% of Newalta's total assets and generates 67% of Newalta's total revenue.

Revenue from the Oilfield division is generated from: (i) the fees charged for the treatment and processing of various oilfield waste materials; and (ii) the sale of recovered crude oil. In periods of a declining crude oil pricing environment, there is an immediate negative impact on Newalta's revenues and margins from reduced prices received by Newalta for its recovered and sold crude oil. The impact of declining crude oil prices on volumes of oilfield waste materials received by Newalta for processing also has an immediate negative effect on revenues and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower economics and higher volumes of waste materials generated in heavy oil production as compared to light conventional oil production. With the decline of the heavy facilities contribution to total revenue (11% in 2002 from 25% in 1997), Newalta is currently less sensitive to fluctuations in heavy oil prices. The following graphs illustrate the stability of

Newalta's margins as a percentage of revenue from conventional oil production compared to the fluctuations in the price of crude oil and the fluctuations in Newalta's margins as a percentage of revenue from heavy oil production compared to the fluctuations in the price of crude oil:



STABLE CONVENTIONAL
OILFIELD MARGINS
$22
$14
$32
$23
39%
44%
44%
47%
41%
42%
35%
38%
43%
44%
43%
49%
43%
47%
Branch Margin as % of Revenue
WTI Price ($'s US)
1997
1998
1999
2000
2001
2002
VARIABLE HEAVY
OILFIELD MARGINS
$30
$13
$35
$23
67%
69%
65%
58%
22%
26%
41%
37%
52%
42%
35%
45%
29%
38%
Branch Margin as % of Revenue
Bow River Net Price ($'s Cdn)
1996
1997
1998
1999
2000
2001
2002

During 2002, the Oilfield facilities processed approximately 500,000 cubic meters of waste solids and fluids. During 2002, Newalta continued the development of centrifuge technology to recover crude oil from difficult-to-treat liquid waste oil streams. In 2002, a total of approximately 1,067,000 bbls of crude oil was recovered of which 227,000 bbls were sold for Newalta's account, with the balance credited to customers. This compares to 881,000 bbls and 208,000 bbls, respectively for 2001. Newalta has also continued to implement new pricing strategies which promote recycling and recovery, including a carbon dioxide emission credit program.

In 2002, approximately $12.0 million of capital was spent in this division. Major expansions and upgrades were undertaken at Zama, Drayton Valley, Hughenden and Elk Point, Alberta. Newalta continued to develop a fifth cavern at its facility located at Hughenden, Alberta. Newalta's near term growth strategy will concentrate on integrating Newalta's network of operating facilities and expanding the range of services provided to existing customers.

Industrial Division

Newalta collects industrial wastes from approximately 9,800 customers through a network of 13 facilities in western Canada. Waste streams include waste lubricating oils, solvents, glycols, paint wastes, oily waters, oil filters and oily sludges. Waste oils are bulked and shipped for processing at Newalta's Edmonton, Airdrie and North Vancouver facilities, where value added fuel streams and base oils are

produced and sold to a variety of industrial customers as fuel, carrier fluids and base lube oil. Solvents and glycols are bulked and transported to Newalta's processing facility in Raymond, Alberta for distillation and subsequent resale as a recycled product. Fees charged for the collection and transportation of waste account for approximately 50% of revenues from this division. The remaining 50% is generated from the sale of recycled products.

For the year ended December 31, 2002, this division generated revenues of approximately $36.0 million ($30.1 million in 2001), representing 33% of Newalta's total revenue in 2002. The top 20 customers of this division account for approximately 30% of Industrial's revenue, with no one customer currently representing more than 6% of such revenues.

In 2002, approximately $14.0 million of capital was invested in this division. Major expansions and upgrades were undertaken at facilities located at Airdrie, Calgary, Alberta and Nanaimo, British Columbia. The acquisition of the waste lube oil re-refinery and related collection network in September 2002 completed the Industrial network in western Canada.

During 2002, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and improving prices for recycled products. In addition, during this period, Newalta focused its efforts on increasing its market share thereby increasing the level at which its facilities operate. Newalta also expanded its collection network by utilizing its network of Oilfield facilities to collect waste lubricating oil. Newalta anticipates revenue growth in this division for the year 2003 from continued market development and the integration of the re-refinery and related collection network acquired on September 1, 2002.

Selected Financial Information

The following selected financial data for the years ended December 31, 2001, December 31, 2000 and December 31, 1999 in the table below has been derived from the audited financial statements of Newalta for the periods indicated, which have been prepared in accordance with Canadian generally accepted accounting principles. The selected financial data for the nine months ended September 30, 2002 in the table below has been derived from the unaudited financial statements of Newalta for that period.

Three Year Financial Data
(000s of dollars, except per share data)

	Nine Months Ended September 30, 2002	Year Ended December 31		
		2001	**2000**	**1999**
Total Revenues	77,431	92,960	78,421	58,784
Net earnings	8,965	10,239	7,718	773
Net earnings per share - basic	.22	.31	.24	.03
- diluted	.21	.31	.24	.03
Total assets	253,950	232,238	181,038	170,332
Long-term debt	40,502	60,353	51,680	54,740

The following selected financial data in the table below has been derived from the unaudited financial statements of Newalta for the periods indicated.

Quarterly Financial Data

(000s of dollars, except per share data)

		2002 Quarter Ended		
		March 31	June 30	September 30
Revenues		23,705	23,279	30,446
Net earnings		2,713	1,930	4,322
Net earnings per share	- basic	.08	.04	.10
	- diluted	.08	.04	.10

		2001 Quarter Ended			
		March 31	June 30	September 30	December 31
Revenues		22,369	19,838	26,578	24,175
Net earnings		2,440	1,914	3,882	2,003
Net earnings per share	- basic	.08	.06	.12	.06
	- diluted	.08	.06	.12	.06

		2000 Quarter Ended			
		March 31	June 30	September 30	December 31
Revenues		18,695	17,171	20,671	21,884
Net earnings		1,607	967	1,554	3,590
Net earnings per share	- basic	.05	.03	.05	.11
	- diluted	.05	.03	.05	.11

Financial Statements and Management's Discussion and Analysis

The consolidated financial statements and management's discussion and analysis of Newalta for the year ended December 31, 2001 and for the nine months ended September 30, 2002 are attached as Appendix D to this Information Circular and are incorporated by reference into and form an integral part of this Information Circular.

Description of Share Capital

As at the date hereof, the authorized share capital of Newalta consists of an unlimited number of Common Shares, an unlimited number of senior preferred shares, an unlimited number of junior preferred shares and 5,000,000 non-voting shares, of which 43,634,169 Common Shares and no senior preferred shares, junior preferred shares or non-voting shares are issued and outstanding. Each Common Share entitles the holder to dividends, if, as and when declared by the Board of Directors, to one vote at all meetings of holders of Common Shares and to participate rateably in any distribution of the assets of Newalta upon liquidation, dissolution or winding up, subject to the prior rights of holders of shares ranking in priority to the Common Shares. The Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

Description of Indebtedness

Newalta has entered into a credit agreement with one Canadian chartered bank comprised of (i) a $60 million revolving reducing term facility bearing interest at varying rates dependent upon the borrowing option utilized at Newalta's option and (ii) a $12 million demand revolving facility bearing interest at varying rates dependent upon the borrowing option utilized at Newalta's option. The foregoing indebtedness and liability of Newalta is secured by a first ranking security interest in all present and after acquired property of Newalta, and ranks senior to all other indebtedness of Newalta.

Newalta intends to enter into restructured credit facilities with a syndicate of Canadian financial institutions on or before the closing of the Plan of Arrangement, containing provisions usual for loans of this nature and similar to those under the current credit agreement to be replaced. Such indebtedness and liability will also be secured by a first ranking security interest in all present and after acquired property of Newalta or AmalgamationCo, and all material subsidiaries, and will rank senior to all other indebtedness. AmalgamationCo will have debt service obligations under such restructured credit facilities, and the degree to which AmalgamationCo is leveraged could have important consequences to Unitholders of the Fund, including in respect of: (a) AmalgamationCo's ability to obtain additional financing for working capital may be restricted; (b) a portion of AmalgamationCo's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for distribution to the Fund; and (c) certain of AmalgamationCo's borrowings will be at variable rates of interest, which exposes AmalgamationCo to the risk of increased interest rates. AmalgamationCo's ability to make periodic or scheduled payments of the principal of or interest on, or to refinance, its indebtedness will depend on its future cash flow from operations, prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors many of which are beyond its control.

The current credit facilities do, and the contemplated restructured credit facilities will, contain restrictive covenants that limit the discretion of management of Newalta or AmalgamationCo, respectively, with respect to certain business matters. These covenants will place restrictions on, among other things, the ability to incur additional indebtedness, to create liens, to pay dividends or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or otherwise consolidate with other entities. In addition, such credit facilities will require Newalta or AmalgamationCo, as applicable, to meet certain financial ratios and financial condition tests, the failure for which could result in an event of default that, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under such credit facilities were to be accelerated, there can be no assurance that AmalgamationCo's property and assets would be sufficient to repay in full that indebtedness.

The repayment of principal and interest on the Notes and all other amounts payable pursuant to the Note Indenture will be unsecured debt obligations of Newalta and will be expressly subordinated in right of payment to all senior indebtedness, including the principal of, and premium and interest on, indebtedness under the credit facilities.

Although the Fund intends to make monthly cash distributions to Unitholders from the interest and dividend income received from AmalgamationCo, net of administrative expenses and other amounts, and amounts (if any) paid by Newalta in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by AmalgamationCo and paid to the Fund. Payment of interest and dividend income by AmalgamationCo to the Fund will be expressly subordinated in right of payment to all senior indebtedness as contemplated by the Deed of Trust.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Newalta as at December 31, 2001, September 30, 2002 and December 31, 2002. This table should be read in conjunction with the audited consolidated financial statements of Newalta including the notes thereto and the unaudited financial statements of Newalta set forth in Appendix D.

(in thousands)	Authorized	Outstanding as at December 31, 2001[1] (audited)	Outstanding as at September 30, 2002[1] (unaudited)	Outstanding as at December 31, 2002[1] (unaudited)
LONG TERM DEBT[2]		$60,353	$40,502	$41,100
Debentures[3]				
Debt		$3,000	$9,000	$9,000
Equity		-	-	-
SHARE CAPITAL				
Common Shares	Unlimited	$69,481 (35,408 shares)	$98,262 (43,634 shares)	$98,262 (43,634 shares)
Preferred Shares	Unlimited	nil	nil	nil

Notes:

(1) As at December 31, 2001, September 31, 2002 and December 31, 2002 the Corporation had reserved 2,426,000, 2,529,000 and 2,529,000 Common Shares, respectively, for issuance on exercise of existing Options.

(2) Newalta currently has a credit facility comprised of (i) a $60 million revolving reducing term facility bearing interest at varying rates dependent upon the borrowing option utilized at Newalta's option and (ii) a $12 million demand revolving facility bearing interest at varying rates dependent upon the borrowing option utilized at Newalta's option.

Newalta is currently in negotiations for credit facilities with a syndicate of Canadian financial institutions in the maximum principal amount of approximately $65.5 million. The facility structure proposed is expected to be comprised of a revolving operating facility, a revolving extendible term facility, a non-revolving reducing term facility and miscellaneous ancillary facilities. It is anticipated that the new credit facilities will be used to repay the existing credit facilities described above.

(3) The 8% Debentures are convertible into Common Shares at $5.75 per share at the option of the holder at any time up to the maturity date. The Corporation may, at its option and subject to certain restrictions, redeem the 8% Debentures in whole or in part.

The 9½% Debentures are convertible into Common Shares at $4.00 per share at the option of the holder at any time up to the maturity date. The Corporation may, at its option and subject to certain restrictions, redeem half of the principal amount of the 9½% Debentures after September 1, 2003.

Prior Issuances

During the twelve months preceding the date hereof, the following Common Shares were issued by Newalta:

Nature of Offering[1]	Date	Number of Common Shares	Price per Share	Proceeds
Public Offering	April 4, 2002	8,219,179	$3.65	$30,000,003
Exercise of Options	April 29, 2002	4,000	$2.95	$11,800
Exercise of Options	April 29, 2002	3,000	$3.50	$10,500
TOTAL		8,226,179		$30,022,303

Note:

(1) In addition to the above issuance of Common Shares, Newalta issued the 9.5% Debentures on September 4, 2002. The 9½% Debentures are convertible into Common Shares on the basis of $4.00 principal amount per share. Half of the principal amount of the 9½% Debentures will mature on September 1, 2003 with the remaining debentures maturing on September 1, 2004. As a condition to completing the Arrangement, all the 9½ Debentures shall have been converted into Common Shares or their terms shall have been amended to provide for their conversion into Trust Units rather than Common Shares, in form and substance satisfactory to Newalta, the Fund and AcquisitionCo, acting reasonably, prior to the Effective Date.

Dividend Policy

To date, Newalta has not paid any dividends on its Common Shares.

Trading History of Common Shares

The Common Shares are listed and posted for trading on the TSX under the trading symbol "NAL". The following table sets forth the high and low closing prices and the volume of Common Shares traded as reported on the TSX for the periods indicated.

	Price Range		
	High ($)	Low ($)	Volume (No. of Shares)
2001			
First Quarter	3.35	2.55	3,685,404
Second Quarter	3.50	3.06	2,978,078
Third Quarter	3.45	2.25	2,327,463
Fourth Quarter	3.70	2.30	3,980,927
2002			
First Quarter	3.95	3.30	2,512,264
Second Quarter	4.41	3.60	5,367,718
Third Quarter	4.00	3.14	2,112,599
October	3.55	2.30	1,464,183
November	4.15	3.45	3,866,638
December	4.00	3.80	1,037,499
2003			
January (1-15)	4.18	3.80	2,797,780

Directors and Officers

The following table and the notes thereto state the names of the Board of Directors and officers of the Corporation, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors or officers, as applicable, of the Corporation and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them, as at January 14, 2002.

Name and position with the Corporation	Principal occupation	Director since	Common Shares held [1]
Alan P. Cadotte Calgary, Alberta Director, President and CEO	Officer of the Corporation	Nov/92	148,163
John W. Knoeck Lundbreck, Alberta Director, VP, Oilfield	Officer of the Corporation	Sept/97	61,792

Name and position with the Corporation	Principal occupation	Director since	Common Shares held [(1)]
R. Vance Milligan[(2)(4)] Calgary, Alberta Director and Secretary	Partner, Bennett Jones LLP (barristers & solicitors)	Mar/94	1,000
Felix Pardo[(2)(4)] Cambridge, Massachusetts Director	Independent Businessman	Mar/91	50,000
R. H. (Dick) Pinder[(2)(3)] Calgary, Alberta Director	President, Ricly Holdings Inc. (private investment company)	Sept/94	19,300
Clayton H. Riddell[(3)(4)] Calgary, Alberta Director and Chairman	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company)	Jul/88	5,027,500 [(5)]
Ronald L. Sifton Calgary, Alberta Director, Senior VP, Finance and CFO	Officer of the Corporation	Jul/84	384,463
Barry D. Stewart[(3)] Calgary, Alberta Director	President, Barizco Enterprises Inc. (private consulting company)	Mar/02	Nil
J.G. (Jack) Williams Calgary, Alberta Director	President, Adeco Exploration Ltd. (private oil and gas company)	May/95	28,000
Peter Dugandzic Calgary, Alberta VP, Oilfield	Officer of the Corporation	N/A	32,403
Alan P. Swanson DeWinton, Alberta VP, Industrial	Officer of the Corporation	N/A	59,964
J. Craig Wilkie Calgary, Alberta VP, Business Development	Officer of the Corporation	N/A	61,300

Notes:

(1) The information as to Common Shares owned, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) Messrs. Pinder, Pardo and Milligan are members of the audit committee.

(3) Messrs. Stewart, Riddell and Pinder are members of the compensation committee.

(4) Messrs. Milligan, Riddell and Pardo are members of the corporate governance committee.

(5) The number of Common Shares disclosed above includes ownership by Paramount Oil & Gas Ltd. as to 2,174,300, by 409790 Alberta Ltd. as to 1,153,600 and by Treherne Resources Ltd. as to 1,289,600. Paramount Oil & Gas Ltd. is 98 percent owned by Mr. Riddell, a director of the Corporation. 409790 Alberta Ltd. and Treherne Resources Ltd. are wholly-owned subsidiaries of Paramount Oil & Gas Ltd.

Each of the foregoing persons has been engaged in the principal occupations indicated or in executive or similar positions with the same or associated companies for the last five years, except for Mr. Pardo, who prior to December 31, 2002 was Chairman and Chief Executive Officer of Dyckerhoff Inc., who prior to March, 1998 was President of Ruhr America Coal Corporation and who, prior to October, 1998, was President and Chief Executive Officer of Philip Services Corp. ("Philip"), Mr. Pinder who is also currently, and has been since June, 2002, an employee of Centurion Investment Advisors Inc. and Mr. Stewart who prior to October, 2001 was an officer with Suncor Energy Inc. Philip underwent a financial reorganization pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director. The financial reorganization of Philip was completed on April 7, 2000. Mr. Pardo is currently a director of the newly restructured company, Philip Services Corporation. Following the acquisition of Anadime, one of its non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs Cadotte, Sifton and Dugandzic were officers and directors of this company.

As of January 14, 2003, the directors and officers of Newalta, as a group, owned, directly or indirectly, 5,873,885 Common Shares or approximately 13.5% of the outstanding Common Shares. The directors and officers also held, in aggregate, 2,178,000 Options, which, if exercised, would increase the beneficial ownership of the officers and directors, as a group, to 17.4% of the outstanding Common Shares. Each member of the Board of Directors intends to vote all Securities held by him in favour of the Arrangement Resolution.

Directors and Executive Officers Compensation

Summary Compensation Table

The following table details all compensation paid in respect of the individuals noted (the "named executive officers"). Aspects of this compensation are dealt with in further detail in the following tables:

		Annual compensation			Long-term compensation	
Name and principal position	Fiscal year ended December 31	Salary ($)	Bonus ($)	Other annual compensation(1)	Securities under granted options	All other compensation(2) ($)
Alan P. Cadotte	2002	262,500	110,000	--	100,000	22,634
Chief Executive	2001	250,000	300,000	--	205,000	21,634
Officer	2000	241,000	300,000	--	--	17,360
Ronald L. Sifton	2002	176,000	45,000	--	50,000	15,168
Chief Financial	2001	166,500	161,000	--	95,000	14,408
Officer	2000	157,000	130,400	--	--	11,231
John W. Knoeck	2002	165,500	40,000	--	100,000	14,286
Vice President,	2001	160,000	142,400	--	95,000	13,846
Oilfield	2000	151,000	125,600	--	--	10,841
J. Craig Wilkie	2002	160,500	40,000	--	50,000	993
Vice President,	2001	152,000	136,800	--	73,000	993
Business Development	2000	141,500	118,400	--	--	936
Alan P. Swanson	2002	156,500	40,000	--	50,000	13,477
Vice President,	2001	146,500	132,800	--	62,000	12,677
Industrial	2000	135,500	113,600	--	--	9,841

Name and principal position	Fiscal year ended December 31	Annual compensation			Long-term compensation	
		Salary ($)	Bonus ($)	Other annual compensation(1)	Securities under granted options	All other compensation(2) ($)
Peter A. Dugandzic	2002	147,500	40,000	--	50,000	12,685
Vice President,	2001	135,500	124,800	--	30,000	11,725
Oilfield	2000	120,250	104,000	--	--	8,898

Notes:

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 percent of the total annual salary and bonus for the named executive officers.

(2) The amount disclosed represents premiums paid for term life insurance, together with the amounts contributed by the Corporation under the Employee Savings Plan.

Option/Stock Appreciation Rights ("SARs") Grants During 2002

The following table sets forth the Options granted to any named executive officers during the financial year ended December 31, 2002.

Name	Securities under options/SARs granted (#)	% of total options/SARs granted to employees in financial year	Exercise or base price ($/Security)	Market value of securities underlying options/SARs on the date of grant ($/Security)	Expiration date
Alan P. Cadotte Chief Executive Officer	100,000	18.2	$3.85	$3.85	March 8, 2009
Ronald L. Sifton Chief Financial Officer	50,000	9.1	$3.85	$3.85	March 8, 2009
John W. Knoeck Vice President, Oilfield	100,000	18.2	$3.85	$3.85	March 8, 2009
J. Craig Wilkie Vice President, Business Development	50,000	9.1	$3.85	$3.85	March 8, 2009
Alan P. Swanson Vice President, Industrial	50,000	9.1	$3.85	$3.85	March 8, 2009
Peter A. Dugandzic Vice President, Oilfield	50,000	9.1	$3.85	$3.85	March 8, 2009

Aggregated Option/SARs Exercises During 2002 and Year-end Option/SARs Values

The following table sets forth each exercise of Options during the financial year ended December 31, 2002 to the named executive officers, together with the aggregate value of unexercised Options as at December 31, 2002.

Name	Securities acquired on exercise (#)	Aggregated value realized ($)	Unexercised options/SARs at December 31, 2002 (#) exercisable/ unexercisable	Value of unexercised in-the-money options/SARs at December 31, 2002 ($) exercisable/ unexercisable
Alan P. Cadotte Chief Executive Officer	-	-	402,000/223,000	237,840/132,160
Ronald L. Sifton Chief Financial Officer	-	-	198,000/107,000	116,160/61,940
John W. Knoeck Vice President, Oilfield	-	-	208,000/147,000	117,360/66,740
J. Craig Wilkie Vice President, Business Development	-	-	189,200/93,800	108,064/49,796
Alan P. Swanson Vice President, Industrial	-	-	184,800/87,200	104,016/43,724
Peter A. Dugandzic Vice President, Oilfield	-	-	112,000/76,000	114,280/44,320

Options to Purchase Securities

Executive officers of the Corporation participate in the Corporation's stock option plan. The Board of Directors may designate which directors, officers and employees of the Corporation or its subsidiaries are to be granted Options. The price payable upon the exercise of any Option granted is fixed by the Board of Directors at the time of grant, subject to regulatory requirements currently. Currently, unless otherwise determined by the Board of Directors, an Option granted under the stock option plan is for a term of seven years and may be exercised on a cumulative basis, vesting as to 20 percent per year. Options are not assignable. Provision is made for accelerated vesting in certain circumstances including a change of control of the Corporation, and early termination in the event of death or cessation of employment with the Corporation. At the sole discretion of the Board of Directors, Options granted under the Corporation's stock option plan may have a share appreciation right attached. The share appreciation right entitles the holder of the Option to surrender to the Corporation for cancellation, unexercised, the related Option and to receive from the Corporation a payment in the form of cash in an amount equal to the excess of the then current market price of the Common Shares over the exercise price of the related Option. As at December 31, 2002, none of the named executive officers of the Corporation had been granted share appreciation rights.

If the Arrangement is effected, each Option (other than those held by a Dissenting Securityholder) will be exchanged for Exchange Rights or cash, as the case may be, and the stock option plan will be cancelled. On the Effective Date, Newalta Fund will establish the Trust Unit Rights Incentive Plan and, it is anticipated, that the Fund will grant approximately 1,075,000 Rights to the Trustees and certain service providers of the Fund and AmalgamationCo. See "Other Matter to be Brought Before the Meeting – Approval of the Trust Unit Rights Incentive Plan".

Employee Savings Plan

The Corporation has established an Employee Savings Plan (the "**Savings Plan**") consisting of a Group Registered Retirement Savings Plan (the "**Group RRSP**") and an Employee Profit Sharing Plan (the "**EPS Plan**"). Only permanent employees of the Corporation and any subsidiaries are eligible to participate in the Savings Plan. Participants in the Savings Plan may elect to contribute up to eight percent of their basic salary each month, through payroll deduction.

During each month, the Corporation makes a contribution to the EPS Plan equal to the participant's contribution. The Corporation's contribution is made in cash, and is used by a trustee to purchase Common Shares of the Corporation in the open market. The Corporation's contributions are made only from profits and will remain as Common Shares of the Corporation until withdrawn. Contributions made by the Corporation to the EPS Plan vest in favour of the participants immediately.

During 2002, approximately 309,176 Common Shares were purchased from the Corporation's contribution and approximately 90% of eligible employees were participating in the Savings Plan. As at December 31, 2002, a total of 1,616,556 Common Shares were owned by employees under the Savings Plan.

If the Arrangement is effected, each of the Savings Plan and EPS Plan will be amended to permit the purchase of Trust Units instead of Common Shares.

Employment Contracts

Alan P. Cadotte has an executive employment agreement with the Corporation ("Executive Agreement"). Pursuant to the Executive Agreement, if at anytime during the term of the Executive Agreement the Corporation: (i) experiences a change of control; (ii) requires Mr. Cadotte to relocate to any city or community other than the City of Calgary; (iii) fails to continue to provide benefits to which Mr. Cadotte has been entitled; or (iv) significantly alters the terms of Mr. Cadotte's employment then, in any such case Mr. Cadotte, at his option, shall be entitled within nine months, to elect to end his employment with the Corporation. In such circumstances, all unvested Options granted to Mr. Cadotte shall immediately vest and be available for exercise and Newalta shall pay a lump sum equal to 24 months salary and benefits (calculated as 15% of salary), with the number of months to increase by one for each subsequent full year of employment to a maximum of 30 months. In addition, Mr. Cadotte shall have 20 days from the effective date of termination to exercise the Options or compel Newalta to purchase all of the Options for a specified price (being the difference, if any, between the weighted average price for 20 consecutive trading days and the relevant exercise price of the Options).

Ronald L. Sifton has an executive employment agreement with the Corporation ("Employment Agreement"). Pursuant to the Employment Agreement, if at anytime during the term of the Employment Agreement and within one year following a change of control of the Corporation, the Corporation: (i) fails to employ Mr. Sifton on substantially the same terms and conditions as existed immediately prior to the change of control; (ii) requires Mr. Sifton to relocate outside of Calgary, Alberta; (iii) assigns duties to Mr. Sifton that are inconsistent with his position or duties and responsibilities in effect immediately prior

to the effective date of the change of control; (iv) terminates Mr. Sifton's employment without just cause; or (v) changes the terms and conditions of Mr. Sifton's employment such that it constitutes constructive dismissal at common law, then in any such case, Mr. Sifton, at his option shall be entitled within 90 days, to elect to terminate his employment with the Corporation. In such circumstances, the Corporation shall pay a lump sum equal to 18 months salary and benefits (calculated as 15% of salary), with the number of months to increase by one for each subsequent full year of employment to a maximum of 24 months. In addition, all of Mr. Sifton's unvested Options will accelerate and vest immediately, as contemplated by the Corporation's stock option plan.

The filing of Articles of Arrangement will not cause a change of control of the Corporation pursuant to either the Executive Agreement or Employment Agreement.

Composition of the Compensation Committee

The compensation committee (the "Committee") reports to the Board of Directors and the current members of the Committee are Messrs. Stewart, Riddell and Pinder, with Mr. Stewart as the current Chairman. All members of the Committee are unrelated directors. The Committee meets to review compensation matters as required with a minimum of one meeting per year.

Report on Executive Compensation

The Committee has the responsibility of maintaining a knowledge of competitive compensation practices and of reviewing on at least an annual basis the compensation packages for the executive officers of the Corporation and the directors, as well as the benefits to be received by the Corporation's employees. These items are then presented to the Board of Directors for approval.

In conducting their reviews, the Committee compares current compensation levels with published industry surveys, independent reports and other publicly available data. The Committee also benefits from a periodic evaluation by independent compensation consultants to ensure that the executive compensation packages have clearly defined objectives consistent with the Corporation's business plans and to ensure that the compensation arrangements are meeting those objectives. The compensation arrangements are then approved by the Committee having regard to the above mentioned comparative data as well as having regard to the internal and external data provided by the consultants for establishing the value of the individual executive positions in the Corporation.

Philosophy

The Committee believes it is in the best interests of Shareholders for the Corporation to attract, maintain, and motivate top quality management personnel by providing a competitive compensation package that maintains an appropriate relationship between executive pay and the creation of shareholder value. The philosophy of the Committee is to integrate: (i) annual base compensation targeted below the median of selective comparable companies (the "Peer Group"); (ii) annual cash bonuses related to corporate financial performance objectives which provides the opportunity for above average total cash compensation; and (iii) long-term incentive compensation through the granting of Options which are comparable to the mean of the Peer Group to ensure that management has a continuing stake in the long-term success of the Corporation and return of value to Shareholders. The executive compensation packages contain more risk than the Peer Group but also contain more reward based on performance of the Corporation. The Corporation's compensation is therefore, based more directly on pay-for-performance. The elements of the Committee's integrated compensation philosophy for fiscal year 2002 are summarized as follows:

Base Salary

The Committee recognizes that the Corporation must maintain base compensation levels commensurate with the Peer Group, but believes that performance based pay elements should be an important element in the compensation packages for its executive officers. Therefore, the Committee targets the Corporation's base compensation levels at 90-95 percent of the mean of the Peer Group. In setting base compensation levels, consideration is had to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment, attitude, and motivational effect are also considered. Certain benefits and perquisites are also provided based on their cost effectiveness and their value in assisting the senior officers to carry out their duties effectively.

Annual Bonus

The compensation package for the senior officers includes annual cash bonuses based on corporate financial results compared to the budget for the Corporation as approved by the Board of Directors. Pre-tax earnings are the measure of corporate performance. The target goals and corresponding annual bonuses generally allow a percentage of base salary to be earned as a bonus when a target percentage of budget pre-tax earnings is achieved. The bonus levels are set to provide the opportunity for total cash compensation at or in the upper quartile of the Peer Group.

Stock Option Plan

The Corporation has previously established a stock option plan as discussed under the heading "Information Concerning Newalta Corporation – Directors and Executive Officers Compensation - Options to Purchase Securities". The principal purpose in granting options is to create in the executive officers a vested interest in maximizing the value of the Common Shares on a long term basis and thereby maximizing shareholder value. Options granted to executive officers are generally set at the median of the Peer Group.

Compensation of the Chief Executive Officer

For the financial year ended December 31, 2002, the Chief Executive Officer's annual salary, was $262,500. In determining Mr. Cadotte's annual salary the Committee considered the relative salary level of Mr. Cadotte as compared with the salary levels for chief executive officers of the Peer Group; Mr. Cadotte's management experience; and demonstrated competence in managing the Corporation.

Presented by the Compensation Committee

Barry D. Stewart, Chairman
Clayton H. Riddell, Member
R. H. (Dick) Pinder, Member

Compensation of Directors

For the financial year ended December 31, 2002 each director (other than full time employees of the Corporation) received an annual retainer fee of $10,000 together with a per meeting fee of $1,000. The Chairman of the Board of Directors received an additional annual fee of $10,000. The Chairman of the Compensation, Audit, and Corporate Governance committees received an additional annual fee of $2,000. For the financial year ended December 31, 2002, the aggregate compensation paid or payable to directors was $163,300. In addition, directors (other than full time employees of the Corporation) were entitled to receive options to purchase Common Shares under the Corporation's Option Plan. During the fiscal year ended December 31, 2002, 50,000 options at $3.85 per option were granted.

Share Performance Graph

The following graph and table compare the yearly percentage change (converted into a fixed investment) in the cumulative shareholder return on the Common Shares of the Corporation (assuming a $100 investment was made on December 31, 1997) with the cumulative total return of the S&P TSX Composite Index for the period which commenced on December 31, 1997 and ended on December 31, 2002, assuming reinvestment of dividends.



Newalta Corporation
S&P TSX Composite Index
150
100
50
0
1997
1998
1999
2000
2001
2002

	Cumulative Total Return					
	1997	1998	1999	2000	2001	2002
Newalta Corporation	100	33.9	41.2	28.8	40.1	44.9
S&P TSX Composite Index	100	98.42	129.6	139.2	121.7	106.6

Indebtedness of Directors and Senior Officers

There is no indebtedness owing to the Corporation by any of its directors and senior officers.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over more than 10 percent of the voting rights attached to all issued and outstanding Common Shares of the Corporation as at January 14, 2003, were:

Name and municipal address	Type of ownership	Number of Common Shares	Percentage of issued Common Shares
Clayton H. Riddell[(1)] Calgary, Alberta	beneficial, indirect and of record	5,027,500	11.5%
CDS & Co.[(2)] Toronto, Ontario	of record	35,308,118	81.0%

Name and municipal address	Type of ownership	Number of Common Shares	Percentage of issued Common Shares
Howson Tattersall Investment Counsel Limited(3) Toronto, Ontario	beneficial	4,552,000	10.4%

Notes:

(1) The number of Common Shares disclosed includes ownership by Paramount Oil & Gas Ltd. as to 2,174,300, by 409790 Alberta Ltd. as to 1,153,600 and by Treherne Resources Ltd. as to 1,289,600. Paramount Oil & Gas Ltd. is 98 percent owned by Mr. Riddell, a director of the Corporation. 409790 Alberta Ltd. and Treherne Resources Ltd. are wholly-owned subsidiaries of Paramount Oil & Gas Ltd. In addition, Mr. Riddell has been granted options to acquire 25,000 Common Shares pursuant to the stock option plan of the Corporation.

(2) Beneficial ownership is not known to the Corporation.

(3) Howson Tattersall Investment Counsel Limited acts as an investment manager on behalf of mutual fund, pension fund and other client accounts.

Risk Factors Affecting the Business of Newalta and AmalgamationCo

Market Conditions

The business of Newalta is directly affected by fluctuations in the level of activity in the oil and natural gas industry which, in turn, is directly affected by fluctuations in world energy prices. Approximately 11% of Newalta's Oilfield revenue is derived from the sale of products recovered from waste materials processed by Newalta. Accordingly, a decrease in the price of crude oil (including the price for heavy oil and associated differentials) directly impacts the revenues generated from the sale of recovered crude oil and indirectly impacts the revenue of Newalta from lower market activity. The demand for the services of Newalta is primarily dependent on the level of production activity being undertaken in oil and gas companies in western Canada. The primary uncertainties facing this industry are whether exploration and development expenditures will result in the discovery of reserves which are economic in relation to the amount invested as well as a tendency for world energy prices to fluctuate, sometimes significantly. Future prices of oil and gas are affected by events, governments and organizations beyond Newalta's control. As world oil prices are quoted in U.S. dollars, fluctuations in the Canada/U.S. exchange rate also impact Newalta's customers and, accordingly, may impact Newalta itself.

The success of Newalta's business is tied, in large part, to the general health of the oil and natural gas industry in western Canada. Newalta is sensitive to various industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production and marketing imposed by legislation enacted by various levels of government and with respect to pricing and taxation.

Competition

In the oil and gas waste management industry, consolidation has occurred over the last several years, effectively reducing the market to two companies, Newalta and CCS. Each of Newalta and CCS has an extensive network of facilities and are significant competitors for oilfield waste treatment and disposal services. In acquiring and maintaining business, Newalta experiences competition primarily in the areas of pricing and service. Customer relationships can be short term in nature and due to the competitive nature of the market, customers are generally not bound by long-term contracts or service agreements. Competitiveness is maintained by the customer's ability to seek the best combination of value and price from competing alternatives and to move between these alternatives with relative ease.

The provision of waste management and recycling services is largely dependent upon the willingness of customers to outsource their waste management activities. Many customers, or potential

customers, have internal options available to them. Additionally, many oilfield waste generators have abandoned wells that can be licensed to dispose of third party waste and batteries that can be used to treat oilfield waste to recover oil. A trend towards internal waste management could have significant impact on Newalta's business.

Seasonality

The business of Newalta is seasonal in nature in that its operations are occasionally limited during the spring of each year due to road bans and transportation restrictions which reduce the volume of material received by Newalta to be processed and disposed.

Regulation

Newalta's business is directly and indirectly affected by government legislation and regulation which imposes responsibilities and liabilities on the operation of Newalta, and on industries which Newalta services.

The waste management and recycling services offered by Newalta are currently subject to environmental regulation pursuant to a variety of local, provincial, and federal legislation. Environmental legislation regulates health, safety, environment and land use. Permits, authorizations or licenses are generally required for the development and operation of treatment and storage facilities, and for the disposal and transportation of certain types of waste. Environmental legislation also provides for standards, restrictions and prohibitions on the handling of certain types of waste and for releases, spills or emissions into the environment of substances that are being handled by Newalta. In addition, legislation may require an assessment of the environmental impact of a facility prior to the development of a facility and may also require that facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach by Newalta of such legislation may result in suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties.

Newalta is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. Newalta believes that it is in material compliance with applicable environmental laws and regulations. Newalta provides for future potential environmental liabilities by charging to income the estimated future site restoration costs, net of salvage value, for all its facilities over their estimated remaining useful lives. For the year ended December 31, 2002, Newalta charged $497,000 to earnings for future site restoration costs.

The government agencies that regulate Newalta's business require that each operator of a waste management facility post a financial security in order to operate the facility. It is anticipated that this type of financial assurance will require operators of waste management facilities to have more financial strength and to have viable sustainable businesses. Accordingly, Newalta has provided $5.3 million in performance bonds and $2.3 million in letters of credit.

Access to Industry and Technology

The technology used in the waste management and recycling services business is not generally protected by intellectual property rights. Technology used in the industry is commonly known within the processing industry including the oil and gas industry generally. As such, there are no significant technological barriers to entry within the industry.

Potential Undisclosed Liabilities Associated with Acquisitions

In connection with any acquisition made by Newalta, there may be liabilities that Newalta fails to discover or is unable to discover including liabilities arising from non-compliance with environmental laws by prior owners and for which Newalta, as successor owner, may be responsible. In addition, acquisitions often result in difficulties in integration which could adversely affect the results of Newalta.

Dependence on Senior Management

Newalta is highly dependent upon its senior management team. Newalta will continue to require operations management personnel with waste industry experience. Newalta is not aware of the availability of such experienced management personnel nor how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, or the inability to hire experienced operations management personnel, could materially adversely affect the operations and financial condition of Newalta.

Insurance

Newalta maintains insurance that is consistent with industry practice. Newalta also has operational and emergency response procedures, and safety and environmental programs in place to reduce potential loss exposure. Newalta believes that it is in substantial compliance, in all material respects, with current environmental legislation and has taken steps that it believes are prudent to ensure that its compliance will be maintained. Newalta is uncertain of the costs that may be involved to continue to effect such compliance.

Possible Volatility of Stock Price

The market price of the securities of Newalta may be subject to significant fluctuations in response to variations in results of operations and other factors. Developments affecting the oil and gas industry generally, including national and international economic conditions, currency fluctuations and government regulation, could also have a significant impact on the market price of the securities of Newalta. In addition, the stock market can experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies, and the price of the common shares of Newalta could be affected by such fluctuations.

Debt Service

Amounts paid in respect of interest and principal on Newalta's long-term debt will reduce Newalta's net income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Newalta is exposed to fluctuations in short-term Canadian interest rates as a result of the use of a floating debt rate. Although Newalta believes its credit facilities will be sufficient to meet its immediate requirements, there can be no assurance that the amount will be adequate to satisfy the future financial obligations of Newalta or that additional funds will be able to be obtained.

Lenders have been provided with security over all or substantially all of the assets of Newalta and all material subsidiaries. Provided the Arrangement is approved and Newalta enters into a new credit facility, lenders will be provided with security over all or substantially all of the assets of AmalgamationCo and all material subsidiaries, and may be secured by a guarantee of senior indebtedness made by the Fund and a pledge of shares of AmalgamationCo held by the Fund. If AmalgamationCo becomes unable to pay its debt service or otherwise commits an event of default such as bankruptcy, a

lender may foreclose on or sell the assets of AmalgamationCo and any material subsidiary, or enforce or realize upon any such guarantee or share pledge.

Expansion into Eastern Canada

Over the next two years, Newalta intends to expand its operations into eastern Canada. The success of this expansion is dependent upon timing, size and quality of the opportunities, available debt capacity and market conditions. There can be no guarantee that Newalta will be successful in its plans to expand its operations into eastern Canada, or if its operations are expanded into eastern Canada, that such expansion will be a financial success.

Future Capital Needs

Newalta may require additional funds to support its expansion, develop new services, respond to competitive pressures, acquire complimentary businesses, or take advantage of unanticipated opportunities. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Newalta or at all. If adequate funds are not available on acceptable terms, Newalta may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on Newalta's business financial conditions and operating results.

Risks Related to the Structure of the Fund

Dependence on AmalgamationCo

Newalta Fund is a limited purpose trust which will be entirely dependent upon the operations and assets of AmalgamationCo through its ownership, directly and indirectly, of the common shares of AmalgamationCo and the Notes. Accordingly, Newalta Fund is dependent upon the ability of AmalgamationCo to meet its interest and principal repayment obligations under the Notes and its interest and principal obligations under credit or debt facilities with banks and other financial institutions. AmalgamationCo's income will be received from providing services to oil and gas producers and will be susceptible to the risks and uncertainties associated with AmalgamationCo and the oil and natural gas industry generally.

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Trust Units will not represent a direct investment in AmalgamationCo's business and should not be viewed by investors as shares in AmalgamationCo. As holders of Trust Units, Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a company including, for example, the right to bring "oppression" or "derivative" actions. The Trust Units represent a fractional interest in the Fund. The Fund's primary assets will be the Notes and the AmalgamationCo common shares.

Unitholder Limited Liability

The Deed of Trust provides that no Trust Unitholder shall incur or will be subject to any liability in contract or in tort in connection with the Fund or its obligations and affairs and, in the event that a court determines that Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Fund's assets.

The Deed of Trust further provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Deed of Trust, Trust Unitholders may not be protected from liabilities of the Fund to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts.

The business of the Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Fund.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes. Notes will not be qualified investments for trusts governed by Exempt Holders.

Investment Eligibility

The Trustees will seek to ensure that the Trust Units are qualified investments for Exempt Holders under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there can be no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time. If the Fund ceases to qualify at any relevant time as a "mutual fund trust" under the Tax Act the Trust Units will cease to be qualified investments for Exempt Holders under the Tax Act.

Interest of Insiders and Others in Material Transactions

Except as disclosed in prior information circulars of the Corporation and except as set forth herein no director or officer of the Corporation, insider of the Corporation, nor any associate or affiliate of any of the foregoing persons has or had any material interest in any transaction since the beginning of the Corporation's last completed fiscal year or proposed transactions that have materially affected, or will materially affect the Corporation or any of its subsidiaries.

Material Contracts

The following are the material contracts entered into by Newalta during the two years prior to the date hereof, which are presently material to Newalta, other than those entered into in the ordinary course of business:

1. Credit Agreement dated as of October 11, 2001 between Newalta and a Canadian chartered bank.

2. Commitment Letter dated as of December 31, 2002 between Newalta and two Canadian chartered banks in respect of certain revolving and non-revolving reducing credit facilities anticipated to be entered into on or before the Effective Date.

3. Arrangement Agreement. See "The Arrangement – Arrangement Agreement".

Copies of the above agreements may be inspected at the head office of Newalta during normal business hours.

Legal Proceedings

There are no material legal proceedings currently outstanding, threatened or pending, by or against Newalta.

Auditors, Transfer Agent and Registrar

The auditors of Newalta are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

OTHER MATTER TO BE BROUGHT BEFORE THE MEETING

Under the terms of the Interim Order, votes cast by Securityholders at the Meeting will be deemed to be votes by Trust Unitholders at a meeting of the Unitholders as it relates to the matter described under "Approval of the Trust Unit Rights Incentive Plan".

Approval of the Trust Unit Rights Incentive Plan

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, approve the adoption by the Fund of the Trust Unit Rights Incentive Plan which will authorize the Trustees to grant rights ("**Rights**") to purchase Trust Units to the Trustees of the Fund and the directors, officers, employees, consultants or other service providers (collectively "**Service Providers**") of the Fund, AmalgamationCo and any of their subsidiaries.

The primary objectives of the Fund are to increase the size of the assets of the Fund, to manage long-term growth in the value of the Trust Units, to prudently maximize distributable income and to maintain, where possible, consistency of distributions to Unitholders. These objectives can only be achieved with a strong, effective management team working with dedicated and skilled employees. In order to attract the qualified professionals required to manage Newalta Fund and AmalgamationCo, the Trustees have determined that it is necessary to implement a compensation mechanism that would provide a long-term incentive which rewards eligible participants on the basis of long-term Trust Unit trading performance and the distributions to Unitholders. In that regard, the Trustees and the Board of Directors recommend that the Trust Unit Rights Incentive Plan be adopted.

The purpose of the Trust Unit Rights Incentive Plan is:

(a) to develop the interest of the Trustees and the Service Providers in the growth and development of Newalta Fund by providing such persons with the opportunity to acquire a proprietary interest in Newalta Fund;

(b) to provide a compensation mechanism for persons who provide a service to Newalta Fund, AmalgamationCo and/or their subsidiaries on an ongoing basis, or who have provided, or are expected to provide, a service of value to Newalta Fund, AmalgamationCo and/or their subsidiaries; and

(c) to align the interests of the Trustees and the Service Providers with those of Unitholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Unitholders and long-term growth.

It is proposed that Rights may be granted to purchase up to 2,181,708 Trust Units pursuant to the Trust Units Rights Incentive Plan, being approximately 10% of the number of Trust Units anticipated to be issued and outstanding following the implementation of the Arrangement. Subject to approval by the TSX, the number of Trust Units reserved for issuance pursuant to the Trust Units Rights Incentive Plan shall not, at any time, exceed 10% of the total number of Trust Units outstanding, calculated on a non-diluted basis. Except as provided below, no Rights shall be granted having an exercise price less than the closing market price of the Trust Units on the TSX on the day immediately preceding the date on which the Rights are granted, unless otherwise adjusted in accordance with the terms of the Trust Units Rights Incentive Plan. Subject to the terms of the Trust Units Rights Incentive Plan and the agreement which provides for the grant of the Right, no Right may be exercised during a period exceeding seven years from the date on which the Right is granted. In the event of the death, long-term disability or termination of the participant, the Trust Units Rights Incentive Plan provides for early termination of the period during which the Right(s) may be exercised. The Rights are non-transferable and non-assignable. Unless otherwise determined by the Trustees, the Rights will vest over a five year period, with one-fifth of the Rights vesting at the end of each year following the date of the grant.

No financial assistance will be provided to any participants to facilitate the purchase of Trust Units under the Trust Units Rights Incentive Plan.

In the event that the amount of distributions to Unitholders in any year is greater than 10% of the original exercise price of a Right, the exercise price of each Right then outstanding shall, at the election of the holder thereof on the date of exercise of such Rights, be reduced by an amount equal to the aggregate cash distributions declared for the year calculated on a per Trust Unit basis, less 10% of the original exercise price of a Right calculated on a per Trust Unit basis. Subject to the approval of the TSX, the Trustees may vary the 10% threshold relating to the exercise price of the Rights to accord with their view of the prevailing economic environment.

It is anticipated that the Trustees will approve the granting of approximately 1,075,000 Rights (representing approximately 5% of the number of Trust Units anticipated to be issued and outstanding following the implementation of the Arrangement) to the Trustees and certain Service Providers on the Effective Date. The Rights will have an exercise price equal to two times the Weighted Average Trading Price of the Common Shares of Newalta. The Rights will be granted to the Trustees and Service Providers in part in replacement of the existing In-the-Money Options held by such individuals which will be transferred to and cancelled by Newalta Fund in connection with the Arrangement. It is anticipated that the number of Rights to be granted to each Trustee or Service Provider will approximate the number of In-the-Money Options divided by two. No Rights will be granted to the Trustees or Service Providers in replacement of the existing Out-of-the-Money Options. The following table sets forth the number of In-the-Money Options and Out-of-the-Money Options and the range of exercise prices and expiry dates of the Options for the directors, officers and employees as a group:

	In-the-Money Options			**Out-of-the-Money Options**		
	Number	**Exercise Price**	**Expiry Date**	**Number**	**Exercise Price**	**Expiry Date**
Directors (who are not also senior officers) (6 persons)	125,000	$2.95 to $3.85	December 11, 2003 to March 8, 2009	25,000	$6.35	May 21, 2003
Senior Officers (6 persons)	1,720,000	$2.05 to $3.85	December 11, 2003 to March 8, 2009	308,000	$6.35	May 21, 2003

	In-the-Money Options			Out-of-the-Money Options		
	Number	Exercise Price	Expiry Date	Number	Exercise Price	Expiry Date
Employees and Others (12 persons)	305,000	$2.95 to $3.85	December 31, 2003 to March 8, 2009	46,000	$6.35	May 21, 2003

The market value of the Common Shares on each date that Options were granted was equal to the exercise price of such Option.

In order for the Fund to adopt the Trust Unit Rights Incentive Plan, it must be approved by a simple majority of the votes cast by Securityholders voting in person or by proxy at the Meeting. For this purpose, Common Shares held, directly or indirectly, or over which control or direction is exercised, by the directors and officers or other insiders of Newalta or their associates or affiliates will be excluded. To the knowledge of Newalta, the directors and officers of Newalta and their associates and affiliates hold, directly or indirectly, 5,873,885 Common Shares and 2,178,000 Options. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Trust Unit Rights Incentive Plan.

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies by Management

This Information Circular is being furnished by the Board of Directors in connection with the solicitation of proxies by management of Newalta for use at the Meeting. The cost of solicitation will be borne by the Corporation. Solicitations of proxies will be primarily by mail, but may also be by telephone, facsimile, telegraph or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. No remuneration will be paid to any person for soliciting proxies, but the Corporation may, upon request, pay to brokerage firms, fiduciaries or other persons holding shares in their name for others the charges entailed for sending out forms of proxy to the persons for whom they hold shares.

In connection with the engagement of the financial advisors by the Corporation, each financial advisor will solicit proxies from Securityholders to vote in favor of the Arrangement. Neither financial advisor will be paid a fee in connection with such solicitation of proxies; however each financial advisor will be paid a fee by the Corporation if the transactions contemplated by the Arrangement are completed.

Appointment of Proxies

Accompanying this Information Circular is a form of proxy printed on BLUE paper for use at the Meeting.

The persons named in the accompanying forms of proxy are directors and/or officers of the Corporation. **A Securityholder desiring to appoint some other person (who need not be a Securityholder) to represent such Securityholder at the Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, delivering the completed proxy to the offices of Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2.** A proxy must be delivered not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A failure to deposit the proxy shall result in its invalidation.

Revocation of Proxies

A Securityholder who has submitted a proxy may revoke it either by depositing an instrument in writing executed by him or by his attorney authorized in writing or, if the Securityholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized at (a) the registered office of the Corporation at 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7 on or before the last business day preceding the day of the Meeting or any adjournment thereof; or (b) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many holders of Common Shares, as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those shares will not be registered in the Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications Corporation ("ADP"). In most cases, ADP mails a scannable voting instruction form in lieu of the form of proxy provided by the Corporation, and asks Beneficial Shareholders to return the voting instruction form to ADP. Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Common Shares, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote Common Shares directly at the Meeting – the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have such shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial

Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his Common Shares as proxyholder for the registered shareholder, should enter his own name in the blank space on the form of proxy provided to him and return the same to his broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Signature of Proxy

The accompanying forms of proxy shall be executed by the Securityholder or his attorney authorized in writing, or if a Securityholder is a corporation, the proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Securityholders appointing them. **In the absence of such direction, such Securities will be voted FOR the approval of the Arrangement Resolution and FOR the approval of the Trust Unit Rights Incentive Plan.**

Exercise of Discretion by Proxies

The accompanying forms of proxy each confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting of Shares

As of January 16, 2003, there were 43,634,169 Common Shares outstanding and Options to purchase 2,529,000 Common Shares outstanding. Information respecting the principal holders of Common Shares is found under the heading "Information Concerning Newalta Corporation – Principal Shareholders".

Record Date

The Board of Directors has fixed January 16, 2003 as the record date for the determination of Securityholders entitled to receive notice of, and to vote at, the Meeting.

Procedure and Votes Required

The Interim Order provides that each holder of record of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. In addition, the Interim Order provides that each holder of Securities issued by Newalta after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands,

not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Arrangement Resolution

Pursuant to the Interim Order:

(a) each holder of Common Shares will be entitled to one vote for each Common Share held and each holder of Options will be entitled to one vote for each Common Share obtainable upon the exercise of such Options;

(b) the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by each of the holders of Common Shares and holders of Options, voting together as a class;

(c) the quorum at the Meeting will be two persons present in person or by proxy and holding or representing not less than 5% of the Securities entitled to be voted at such Meeting;

(d) if no quorum is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a non-business day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

Other Matter

Under the Interim Order, votes cast by Securityholders at the Meeting will be deemed to be votes cast by Trust Unitholders at a meeting of Unitholders as it relates to the matter described under "Approval of the Trust Unit Rights Incentive Plan". In order for the resolution described in that section to be passed, it must be approved by a simple majority of the votes cast by Securityholders who vote in person or by proxy at the Meeting. See "Other Matter to be Brought Before the Meeting".

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 16th day of January, 2003.

(signed) *Alan P. Cadotte*
President and Chief Executive Officer

(signed) *Ronald L. Sifton*
Senior Vice President, Finance and
Chief Financial Officer

APPENDIX A
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. the Arrangement under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule One to Appendix B to the information circular accompanying the notice of this meeting is hereby approved and authorized;

2. the Arrangement Agreement dated January 16, 2003 among Newalta Corporation ("Newalta"), Newalta Acquisition Corporation and Newalta Income Fund, a copy of which is attached as Appendix B to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or received the approval of the Court of Queen's Bench of Alberta, the Board of Directors of Newalta may, without further notice to or approval of the holders of Common Shares or the holders of Options, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of Newalta is hereby authorized, for and on behalf of Newalta, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made the 16th day of January 2003.

AMONG:

NEWALTA CORPORATION, a corporation amalgamated under the laws of Alberta ("**Newalta**")

- and -

NEWALTA ACQUISITION CORPORATION, a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

- and -

NEWALTA INCOME FUND, a trust settled pursuant to the laws of Alberta (the "**Fund**")

WHEREAS Newalta wishes to propose an arrangement with AcquisitionCo and the Fund and with the holders of Common Shares and Options (as defined herein) in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

WHEREAS the parties hereto intend to carryout the transactions contemplated herein pursuant to an arrangement under the ABCA (as defined herein);

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisition Proposal**" means a bid or offer to acquire 50% or more of the outstanding equity securities of Newalta or any proposal, offer or agreement for a merger, amalgamation, arrangement, reorganization or similar transaction or other business combination involving Newalta or any proposal, offer or agreement to acquire all or substantially all of its assets other than in connection with the transactions contemplated by this Agreement;

(c) "**AcquisitionCo**" means Newalta Acquisition Corporation, a corporation incorporated under the ABCA;

(d) "**AcquisitionCo Common Shares**" means the common shares in the capital of AcquisitionCo;

(e) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(f) "**Alternative Trust Proposal**" means any proposal (other than the Arrangement contemplated by the Plan of Arrangement) concerning the conversion of Newalta into a trust structure;

(g) "**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement and includes any supplement, modification or amendment thereto made in accordance with Section 6.1 of this Agreement;

(h) "**Arrangement Resolution**" means the special resolution to approve the Arrangement to be presented to holders of Common Shares and Options at the Meeting;

(i) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order has been granted;

(j) "**business day**" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

(k) "**Certificate**" means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA giving effect to the Arrangement;

(l) "**Common Shares**" means the common shares in the capital of Newalta;

(m) "**Court**" means the Court of Queen's Bench of Alberta;

(n) "**Debentures**" means, collectively, the 8% Debentures and the 9½% Debentures outstanding from time to time;

(o) "**Effective Date**" means the date shown on the Certificate;

(p) "**8% Debentures**" means the 8% Convertible Subordinated Debentures in the aggregate principal amount of $3,000,000 assumed by Newalta;

(q) "**Exchange Right**" means a right to purchase Trust Units issuable by the Fund to Optionholders under the Arrangement;

(r) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(s) "**Fund**" means Newalta Income Fund, a trust duly settled under the laws of Alberta;

(t) "**Information Circular**" means the information circular to be prepared by Newalta and forwarded as part of the proxy solicitation materials to Securityholders in respect of the Meeting;

(u) "**Interim Order**" means the interim order of the Court under Section 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v) "**Meeting**" means the meeting of Securityholders to be held to consider the Arrangement, and any adjournments thereof;

(w) "**Newalta**" means Newalta Corporation, a corporation amalgamated under the ABCA;

(x) "**9½% Debentures**" means the 9½% Convertible Debentures in the aggregate principal amount of $6,000,000 issued by Newalta;

(y) "**Optionholders**" means the holders of Options;

(z) "**Options**" means the outstanding options to purchase Common Shares in accordance with the Stock Option Plan;

(aa) "**person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

(bb) "**Plan of Arrangement**" means the plan of arrangement attached hereto as **Schedule One** as amended, modified or supplemented from time to time;

(cc) "**Registrar**" means the Registrar of Corporations duly appointed under the ABCA;

(dd) "**Securityholders**" means the holders of Common Shares and Options;

(ee) "**Shareholders**" means the holders of Common Shares;

(ff) "**Stock Option Plan**" means the current stock option plan of Newalta;

(gg) "**subsidiary**" has the meaning ascribed to it in the ABCA;

(hh) "**Trust Units**" means the trust units in the Fund issued by the Fund; and

(ii) "**TSX**" means the Toronto Stock Exchange.

1.2 **General**

(a) All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

(b) The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c) Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

(d) **Schedule One** hereto is incorporated into and forms an integral part of this Agreement.

(e) Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

(f) In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

(g) This Agreement, together with **Schedule One**, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any other person any rights or remedies hereunder.

(h) This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.1 **Covenants of Newalta**

Newalta covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court, in conjunction with the Fund and AcquisitionCo, for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo and the Fund and in form and substance satisfactory to AcquisitionCo and the Fund, acting reasonably, proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Securityholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, allow AcquisitionCo and the Fund and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of Newalta and its subsidiaries and provide all such information concerning Newalta and its subsidiaries as AcquisitionCo or the Fund may reasonably request;

(g) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its assets and those of its subsidiaries;

(h) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(i) subject to the approval of the Arrangement Resolution by the Securityholders, submit the Arrangement to the Court and apply, in conjunction with

AcquisitionCo and the Fund, for the Final Order and diligently prosecute such application and any appeal of the Final Order;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar;

(k) until the Effective Date, except pursuant to the exercise of outstanding Options or the conversion of Debentures into Common Shares in accordance with their respective terms, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities except as disclosed in the Information Circular;

(l) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries except as disclosed in or contemplated by the Information Circular;

(m) until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets, or those of any of its subsidiaries, except in the ordinary course of business, and not merge into or with, or consolidate with, any other Person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n) until the Effective Date, not declare or pay any dividends or make any distribution of its assets to any of its subsidiaries or to others or retire or redeem any Common Shares without the prior consent of AcquisitionCo and the Fund, not to be unreasonably withheld;

(o) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement without the prior consent of AcquisitionCo and the Fund, not to be unreasonably withheld; and

(p) prior to the Effective Date, make application to list the Trust Units on the TSX on a substitutional listing basis.

2.2 **Covenants of AcquisitionCo**

AcquisitionCo covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court, in conjunction with Newalta and the Fund, for the Interim Order;

(d) until the Effective Date, allow Newalta and the Fund and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of AcquisitionCo and provide all such information concerning AcquisitionCo as Newalta or the Fund may reasonably request;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior consent of Newalta and the Fund, not to be unreasonably withheld;

(f) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(g) subject to the approval of the Arrangement Resolution by the Securityholders, submit the Arrangement to the Court and apply, in conjunction with Newalta and the Fund, for the Final Order and diligently prosecute such application and any appeal of the Final Order; and

(h) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar.

2.3 **Covenants of the Fund**

The Fund covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court, in conjunction with Newalta and AcquistionCo, for the Interim Order;

(d) until the Effective Date, allow Newalta and its representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of the Fund and provide all such information concerning the Fund as Newalta may reasonably request;

(e) until the Effective Date, not carry on any business or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(f) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(g) subject to the approval of the Arrangement Resolution by the Securityholders, submit the Arrangement to the Court and apply, in conjunction with Newalta and AcquisitionCo, for the Final Order and diligently prosecute such application and any appeal of the Final Order;

(h) until the Effective Date, except as specifically provided for hereunder, prior to the Effective Date, not alter or amend its governing trust documents as the same exist at the date of this Agreement without the prior consent of Newalta, not to be unreasonably withheld;

(i) prior to the Effective Date, cooperate with Newalta in making the application to list the Trust Units on the TSX on a substitutional listing basis; and

(j) on the Effective Date, issue the Trust Units in exchange for the Common Shares, the Exchange Rights and the Options in accordance with the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Newalta

Newalta represents and warrants to and in favour of AcquisitionCo and the Fund as follows, and acknowledges that AcquisitionCo and the Fund are relying upon such representations and warranties:

(a) Newalta is a corporation validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder and is registered as an extra-provincial corporation to carry on business in the provinces (other than Alberta) in which it carries on a material portion of its business;

(b) the authorized capital of Newalta consists of an unlimited number of Common Shares, an unlimited number of senior preference shares and an unlimited number

of junior preference shares of which only 43,634,169 Common Shares are issued and outstanding as of the date of this Agreement; and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as of the date of this Agreement, up to a maximum of 2,529,000 Common Shares may be issued under the terms of the Options, up to a maximum of 522,000 Common Shares may be issued upon the conversion of the 8% Debentures in accordance with their terms and up to a maximum of 1,500,000 Common Shares may be issued upon the conversion of the 9½% Debentures in accordance with their terms;

(d) Newalta directly or indirectly owns all of the issued and outstanding shares of its subsidiaries;

(e) the books of account and other records of Newalta and its subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(f) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Newalta;

(ii) except for the requirement to obtain consents of Newalta's principal lenders or as previously disclosed to AcquisitionCo and the Fund, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Newalta is a party or by which it is bound and which is material to Newalta or to which any material property of Newalta is subject, or result in the creation of any encumbrance upon any of the assets of Newalta under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Newalta, the breach of which would have a material adverse effect on Newalta;

(g) except as disclosed to AcquisitionCo and the Fund or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Newalta, contemplated or threatened against or affecting Newalta in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Newalta, are there any facts

which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Newalta and its subsidiaries taken as a whole;

(h) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Newalta and this Agreement constitutes a valid and binding obligation of Newalta enforceable against it in accordance with its terms;

(i) Newalta is not under any obligation, contractual or otherwise, to issue any securities, except pursuant to the exercise of outstanding Options or conversion of Debentures as disclosed in the Information Circular;

(j) the minute books of Newalta are true and correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(k) Newalta is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec and, to the best of its knowledge, is not in default of any requirement of securities and corporate laws, regulations, rules, orders, notices and policies;

(l) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Newalta and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(m) as of the date hereof, the Board of Directors of Newalta has determined unanimously that:

   (i) the Arrangement is fair to the Shareholders and the Optionholders and is in the best interests of Newalta; and

   (ii) it will recommend the Shareholders and Optionholders vote in favour of the Arrangement.

3.2 **Representations and Warranties of AcquisitionCo**

AcquisitionCo represents and warrants to and in favour of Newalta and the Fund as follows, and acknowledges that Newalta and the Fund are relying upon such representations and warranties:

(a) AcquisitionCo is a corporation validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry

on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AcquisitionCo consists of an unlimited number of AcquisitionCo Common Shares and an unlimited number of preferred shares, issuable in series, of which as at the date hereof only 100 AcquisitionCo Common Shares are issued and outstanding and all of such shares are owned beneficially by the Fund and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AcquisitionCo;

(ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AcquisitionCo is a party or by which it is bound and which is material to AcquisitionCo or to which any material property of AcquisitionCo is subject, or result in the creation of any encumbrance upon any of the assets of AcquisitionCo under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AcquisitionCo, the breach of which would have a material adverse effect on AcquisitionCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AcquisitionCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) AcquisitionCo has no subsidiaries;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the Board of Directors of AcquisitionCo and this Agreement constitutes a valid and binding obligation of AcquisitionCo enforceable against it in accordance with its terms;

(g) AcquisitionCo is not under any obligation, contractual or otherwise, to issue any AcquisitionCo Common Shares or other securities, except as required pursuant to this Agreement and the Arrangement;

(h) the minute book of AcquisitionCo is true and correct and contains the minutes of all meetings and all resolutions of the directors and shareholders thereof; and

(i) AcquisitionCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 **Representations and Warranties of the Fund**

The Fund represents and warrants to and in favor of Newalta and AcquisitionCo as follows, and acknowledges that Newalta and AcquisitionCo are relying upon such representations and warranties:

(a) the Fund is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity, through its trustees, to enter into this Agreement and to perform its obligations hereunder;

(b) the Fund presently has one outstanding Trust Unit which is held by J. Craig Wilkie;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Fund;

(ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Fund is a party or by which it is bound and which is material to the Fund or to which any material property of the Fund is subject, or result in the creation of any encumbrance upon any of the assets of the Fund under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Fund, the breach of which would have a material adverse effect on the Fund;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Fund, contemplated or threatened against or affecting the Fund in law or in equity before or by any domestic or foreign government

department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Fund, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the Fund has no subsidiaries other than AcquisitionCo and the Fund owns all of the AcquisitionCo Common Shares;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of trustees of the Fund and this Agreement constitutes a valid and binding obligation of the Fund enforceable against it in accordance with its terms;

(g) except as contemplated by this Agreement or the Information Circular, the Fund is under no obligation, contractual or otherwise, to issue any Trust Units or other securities;

(h) the Deed of Trust dated January 16, 2003 between the trustees and the settlor relating to the creation of the Fund presented to Newalta and AcquisitionCo is a true and complete copy and remains unamended; and

(i) the Fund has not carried on any business since it was settled other than as provided for herein or as contemplated in the Information Circular.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of Newalta, the Fund and AcquisitionCo to complete the transactions contemplated by this Agreement shall be subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Arrangement Resolution shall have been approved at the Meeting by not less than $66^2/_3\%$ of the votes by the Securityholders, voting together as a class, in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Newalta, the Fund and AcquisitionCo acting reasonably, not later than March 31, 2003 or such later date as the parties may agree;

(c) the Arrangement shall have become effective on or before March 31, 2003 or such later date as the parties may agree;

(d) the Articles of Arrangement and all necessary related documents filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Newalta, the Fund and AcquisitionCo, acting reasonably and shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

(e) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order, which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, or there shall not be in force any order or decree of any such entity that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f) all necessary third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from Newalta's principal lenders;

(g) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised their rights of dissent under the Interim Order;

(h) the approval of the TSX to the conditional substitutional listing of the Trust Units to be issued pursuant to the Arrangement shall have been obtained, subject only to the filing of required documents;

(i) all of the 8% Debentures shall have been redeemed or converted into Common Shares, in accordance with their terms; and

(j) all of the 9½% Debentures shall have been converted into Common Shares, in accordance with their terms, or the terms of the 9½% Debentures shall have been amended to provide for their conversion into Trust Units rather than Common Shares, in form and substance satisfactory to Newalta, the Fund and AcquisitionCo, acting reasonably.

4.2 Additional Conditions to Obligations of Newalta

In addition to the conditions contained in Section 4.1, the obligation of Newalta to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by Newalta without prejudice to its right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo and the Fund to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of AcquisitionCo and the Fund contained in Article 3 shall be true in all material respects on the Effective Date with the same effect as if made at and as of such date, and Newalta shall have received a certificate of a senior officer of AcquisitionCo and a trustee of the Fund to that effect dated the Effective Date, and Newalta shall have no knowledge to the contrary; and

(c) the Board of Directors of Newalta shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Securityholders.

4.3 **Additional Conditions to Obligations of AcquisitionCo and the Fund**

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo and the Fund to complete the transactions contemplated by each of this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo and the Fund without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Newalta to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Newalta contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date, and AcquisitionCo and the Fund shall have received a certificate of a senior officer of Newalta to that effect dated the Effective Date, and the Fund and AcquisitionCo shall have no knowledge to the contrary;

(c) the Board of Directors of Newalta shall not have modified or amended, in any respect, their affirmative recommendation that the Securityholders approve the Arrangement; and

(d) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Newalta and its subsidiaries (on a consolidated basis) from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Newalta, addressed to:

Suite 1200, 333 - 11th Avenue S.W.
Calgary, Alberta
T2R 1L9

Attention: President

(b) AcquisitionCo, addressed to:

Suite 1200, 333 - 11th Avenue S.W.
Calgary, Alberta
T2R 1L9

Attention: President

(c) the Fund, addressed to:

Suite 1200, 333 - 11th Avenue S.W.
Calgary, Alberta
T2R 1L9

Attention: Trustees

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto; and

(c) waive compliance with or modify any of the covenants or conditions herein contained and waive or modify performance of any of the obligations of the parties hereto.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) if the Interim Order has been refused or has been granted in a form or substance not satisfactory to Newalta, the Fund or AcquisitionCo, acting reasonably, or has not been granted by January 31, 2003 (unless such date is otherwise extended by agreement among all of the parties hereto) or if issued, has been set aside or modified in a manner unacceptable to Newalta, AcquisitionCo or the Fund, acting reasonably, on appeal or otherwise;

(b) if Newalta has determined to accept or proceed with an Alternative Proposal, as defined in Section 6.3 hereof;

(c) by agreement to terminate if executed and delivered by all parties; or

(d) upon any other circumstances hereunder that give rise to a termination of this Agreement by Newalta, the Fund or AcquisitionCo, including as set forth in sections 4.1, 4.2 and 4.3.

6.3 Exclusivity

Nothing contained in this Agreement shall prevent the Board of Directors of Newalta from considering, negotiating, approving, recommending to its Securityholders or entering into an agreement in respect of an unsolicited, *bona fide* Acquisition Proposal or Alternative Trust Proposal (collectively, an "Alternative Proposal") in respect of which the Board of Directors of Newalta determines in good faith that the Board of Directors is required to do so in order to properly discharge its fiduciary duties.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 Expenses

The Fund shall pay all expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto in the event of the successful implementation of the Arrangement pursuant to the terms of this Agreement.

7.3 No Assignment

The parties may not assign their rights or obligations under this Agreement.

7.4 Equitable Remedies

All covenants herein as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may not be ordered.

7.5 Survival of Representations and Warranties

The representations and warranties contained herein shall survive until the Effective Date and shall expire and be terminated and extinguished at and from the Effective Date and no party shall have any liability or further obligations to any party hereunder in respect of such representations or warranties thereafter.

7.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.7 Time of Essence

Time shall be of the essence.

7.8 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.9 **Execution in Counterparts**

This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

7.10 **Waiver**

No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

7.11 **Liability of the Fund**

The parties hereto acknowledge that where a Trustee is signing on behalf of the Fund, he is entering into this Agreement solely on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon such Trustee or any holder of Trust Units and that any recourse against the Trustee, the Fund or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the assets of the Fund.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

NEWALTA CORPORATION

Per: (signed) *Alan P. Cadotte*
Alan P. Cadotte
President and Chief Executive Officer

Per: (signed) *Ronald L. Sifton*
Ronald L. Sifton
Senior Vice President, Finance
and Chief Financial Officer

NEWALTA ACQUISITION CORPORATION

Per: (signed) *Alan P. Cadotte*
Alan P. Cadotte
President and Chief Executive Officer

Per: (signed) *Ronald L. Sifton*
Ronald L. Sifton
Senior Vice President, Finance
and Chief Financial Officer

NEWALTA INCOME FUND by its TRUSTEES

Per: (signed) *Alan P. Cadotte*
Alan P. Cadotte

Per: (signed) *Ronald L. Sifton*
Ronald L. Sifton

SCHEDULE ONE

**To that Arrangement Agreement made
the 16th day of January, 2003 between
Newalta Corporation, Newalta Acquisition Corporation and
Newalta Income Fund**

**PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)**

**ARTICLE 1
INTERPRETATION**

1.1 In this Arrangement, the following words shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c.B-9;

(b) "**AcquisitionCo**" means Newalta Acquisition Corporation, a corporation incorporated pursuant to the ABCA;

(c) "**AcquisitionCo Common Shares**" means the common shares in the capital of AcquisitionCo;

(d) "**Amalgamation**" means the amalgamation of Newalta and AcquisitionCo pursuant to the provisions of the Arrangement;

(e) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(f) "**Arrangement Agreement**" means the agreement made as of January 16, 2003 between Newalta, AcquisitionCo and the Fund with respect to the Arrangement and all amendments thereto;

(g) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by the ABCA to be filed with the Registrar after the Final Order has been made;

(h) "**business day**" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

(i) "**Certificate**" means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA giving effect to the Arrangement;

(j) "**Common Shares**" means the common shares in the capital of Newalta;

(k) "**Court**" means the Court of Queen's Bench of Alberta;

(l) "**Depository**" means Valiant Trust Company as the registrar and transfer agent of the Common Shares and, from and after the Effective Date, the Trust Units;

(m) "**Dissenting Securityholders**" means registered holders of Common Shares and Options who validly exercise the rights of dissent provided to them under the Interim Order;

(n) "**Effective Date**" means the date shown on the Certificate;

(o) "**Election Deadline**" means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting, or if such Meeting is adjourned, such time on the business day immediately prior to the date of such adjourned Meeting;

(p) "**Exchange Right**" means a right to purchase Trust Units, issuable by the Fund to Optionholders under the Arrangement, substantially in the form of agreement set out in Exhibit A hereto;

(q) "**Exercise Price Differential**" means, in respect of an Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Option, multiplied by the number of Common Shares to which such Options relates;

(r) "**Final Order**" means the final order of the Court approving the Arrangement as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(s) "**Fund**" means Newalta Income Fund, a trust duly settled under the laws of Alberta;

(t) "**Information Circular**" means the information circular to be prepared by Newalta and forwarded as part of the proxy solicitation materials to Securityholders in respect of the Meeting;

(u) "**Interim Order**" means the interim order of the Court under Section 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v) **"In-the-Money-Option"** means an Option with an exercise price per Common Share below the Weighted Average Trading Price;

(w) **"Letter of Transmittal and Election"** means the letter of transmittal and election to be forwarded by Newalta to the Securityholders;

(x) **"Meeting"** means the meeting of Securityholders to be held to consider the Arrangement, and any adjournments thereof;

(y) **"Newalta"** means Newalta Corporation, a corporation amalgamated under the ABCA;

(z) **"Newalta Amalco"** means the corporation resulting from the Amalgamation;

(aa) **"Non-Board Lot Holder"** means a registered Shareholder holding less than 200 Common Shares immediately prior to the Record Date;

(bb) **"Note Indenture"** means the note indenture to be entered into between AcquisitionCo and Valiant Trust Company to govern the issuance of the Notes;

(cc) **"Note Trustee"** means Valiant Trust Company;

(dd) **"Notes"** means the unsecured, subordinated notes having substantially the terms summarized in Exhibit B hereto, issuable by AcquisitionCo to the Fund under the Arrangement pursuant to the Note Indenture;

(ee) **"Optionholders"** means the holders of Options;

(ff) **"Options"** means the outstanding options to purchase Common Shares in accordance with the Stock Option Plan;

(gg) **"Out-of-the-Money Option"** means an Option with an exercise price per Common Share equal to or above the Weighted Average Trading Price;

(hh) **"Plan of Arrangement"** means this Plan of Arrangement as amended or supplemented from time to time;

(ii) **"Record Date"** means 4:30 p.m. (Calgary time) on January 16, 2003;

(jj) **"Registrar"** means the Registrar of Corporations duly appointed under the ABCA;

(kk) **"Securities"** means the Common Shares and Options;

(ll) **"Securityholders"** means the holders of Common Shares and Options;

(mm) **"Shareholders"** means the holders of Common Shares;

(nn) **"Stock Option Plan"** means the current stock option plan of Newalta;

(oo) "**Trustees**" means the duly appointed trustees of the Fund;

(pp) "**Trust Units**" means the trust units in the Fund issued by the Fund;

(qq) "**TSX**" means the Toronto Stock Exchange; and

(rr) "**Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the third trading day immediately preceding the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period.

1.2 The division of this Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and *vice versa*; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations or rules promulgated thereunder from time to time in effect.

1.7 Unless otherwise stated all references in this Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE ARRANGEMENT

2.1 The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

> The purpose of the Arrangement is to effect a reorganization and restructuring of Newalta in a manner that provides consistent and equitable treatment among Shareholders and Optionholders and maintains

the business and goodwill of Newalta in the Fund as a publicly listed going concern. The reorganization will: (i) result in Securityholders (other than Dissenting Securityholders) becoming holders of Trust Units and Exchange Rights of the Fund; (ii) provide for the Fund to become the sole shareholder of Newalta Amalco; and (iii) result in Newalta Amalco carrying on the business of Newalta.

2.2 On the Effective Date, the Arrangement shall be binding upon Newalta, the Shareholders, the Optionholders, AcquisitionCo and the Fund.

2.3 Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of the Arrangement shall become effective unless all of the provisions of the Arrangement shall have become effective. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.

ARTICLE 3
ARRANGEMENT

3.1 On the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) Subject to Section 3.2, each of the outstanding Common Shares held by Shareholders (other than Common Shares held by Dissenting Securityholders) shall, without any further action on behalf of such Shareholders, be and shall be deemed to be transferred to the Fund (free of any claims) in exchange for Trust Units of the Fund on the basis of one (1) Trust Unit for every two (2) Common Shares held by such Shareholders.

(b) The Common Shares acquired by the Fund shall be transferred to AcquisitionCo in exchange for:

(i) a number of Notes equal to the product of:

(A) the Weighted Average Trading Price; multiplied by

(B) the number of outstanding Common Shares acquired by the Fund pursuant to subparagraph 3.1(a) above; divided by

(C) $100;

provided that no fractional Notes shall be issued and any fraction obtained from the foregoing calculation shall be rounded to the nearest whole number; and

(ii) one (1) AcquisitionCo Common Share with a value of $1.00.

(c) Each Out-of-the-Money Option outstanding and not exercised prior to the Effective Date (other than Out-of-the-Money Options held by Dissenting Securityholders) shall, without any further action on behalf of each Optionholder, be amended to remove any restrictions on transferability and be transferred to the Fund (free of any claims) and thereupon be cancelled in exchange for the payment by the Fund to each Optionholder of $0.01 multiplied by the number of Common Shares to which the Optionholder's Out-of-the-Money Options relate.

(d) Each In-the-Money Option outstanding and not exercised prior to the Effective Date (other than In-the-Money Options held by Dissenting Securityholders) shall, without any further action on behalf of each Optionholder, be amended to remove any restrictions on transferability and be transferred to the Fund (free of any claims) and thereupon be cancelled in exchange for:

(i) in the case of the In-the-Money Options of each Optionholder which have vested on or prior to the Effective Date, an Exchange Right entitling each such Optionholder the right to acquire, at a purchase price of $0.01 per Trust Unit, exercisable at any time during the period of one month from the Effective Date, a number of Trust Units equal to the aggregate Exercise Price Differential of each of the Optionholder's vested In-the-Money Options divided by the product of the Weighted Average Trading Price multiplied by two; and

(ii) in the case of all In-the-Money Options of each Optionholder which have not vested on or prior to the Effective Date, an Exchange Right entitling each such Optionholder the right to acquire, at a purchase price of $0.01 per Trust Unit, a number of Trust Units equal to the aggregate Exercise Price Differential of each of the Optionholder's unvested In-the-Money Options divided by the product of the Weighted Average Trading Price multiplied by two. Such Exchange Rights shall be exercisable, in respect of each Trust Unit, at any time during the period from the date on which each In-the-Money Option to which the Trust Unit relates would have vested had it not been cancelled pursuant to this paragraph 3.1(d) and ending on the date that the In-the-Money Option would have expired had it not been cancelled pursuant to this paragraph 3.1(d).

(e) Newalta and AcquisitionCo shall be amalgamated to form Newalta Amalco with the same effect as if Section 184(1) of the ABCA was applicable to the Amalgamation, as follows:

(i) each Common Share, all of which shall then be held by AcquisitionCo, shall be and shall be deemed to be cancelled without any repayment of capital;

(ii) the name of Newalta Amalco shall be "Newalta Corporation";

(iii) the registered office of Newalta Amalco shall be located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7;

(iv) the Articles of Amalgamation of Newalta Amalco shall be the same as the Articles of Incorporation of AcquisitionCo;

(v) the first directors of Newalta Amalco shall be the persons whose names and municipality of residence appear below:

Name	**Municipality of Residence**
Alan P. Cadotte	Calgary, Alberta
R. Vance Milligan	Calgary, Alberta
Felix Pardo	Cambridge, Massachusetts
Richard H. Pinder	Calgary, Alberta
Clayton H. Riddell	Calgary, Alberta
Ronald L. Sifton	Calgary, Alberta
Barry D. Stewart	Calgary, Alberta

Such directors shall hold office until the first annual meeting of Newalta Amalco or until their successors are duly elected or appointed;

(vi) the by-laws of Newalta Amalco until repealed, amended or altered shall be the by-laws of AcquisitionCo;

(vii) the property of each of the amalgamating corporations shall continue to be the property of Newalta Amalco;

(viii) Newalta Amalco shall continue to be liable for the obligations of each of the amalgamating corporations;

(ix) any existing cause of action, claim or liability to prosecution of any of the amalgamating corporation shall be unaffected;

(x) any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against Newalta Amalco;

(xi) a conviction against, or ruling, order, judgment in favour of or against, any of the amalgamating corporations may be enforced by or against Newalta Amalco; and

(xii) the first auditors of Newalta Amalco shall be Deloitte & Touche LLP. The first auditors of Newalta Amalco shall hold office until the first annual meeting of Newalta Amalco following the Amalgamation or until their successors are elected or appointed;

3.2 (a) Each Non-Board Lot Holder shall make an election to receive either: (i) an amount of cash equal to the product of such number of Common Shares held by the Non-Board Lot Holder multiplied by the Weighted Average Trading Price; or (ii) one (1) Trust Unit for every two (2) Common Shares held, by depositing with the Depository, prior to the Election Deadline, a duly completed Letter of Transmittal and Election indicating such Non-Board Lot Holder's election together with certificates representing such Non-Board Lot Holder's Common Shares.

(b) Any Non-Board Lot Holder who does not deposit with the Depository a duly completed Letter of Transmittal and Election prior to the Election Deadline or otherwise fails to fully comply with the requirements of this Section 3.2 and the Letter of Transmittal and Election in respect of an election to receive Trust Units shall, without any further action on behalf of such Non-Board Lot Holder, be deemed to have elected to receive cash for such holder's Common Shares as provided in subparagraph 3.2(a)(i).

(c) Any election by a Non-Board Lot Holder pursuant to this Section 3.2 must be to receive either cash or Trust Units in respect of all (and not less than all) of the Common Shares held by such holder and may not be to receive part cash and part Trust Units in respect of such holder's Common Shares.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Common Shares and each registered holder of Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.

4.2 Dissenting Securityholders who:

(a) are ultimately entitled to be paid fair value for the Securities in respect of which they dissent in accordance with the provisions of the Interim Order, whether by order of a Court (as defined in the ABCA) or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such Securities to Newalta Amalco for cancellation on the Effective Date and such Securities shall be deemed to have no longer been issued and outstanding as of the Effective Date; or

(b) are ultimately not entitled to be paid fair value for the Common Shares in respect of which they dissent, shall not be, or be reinstated as, Shareholders but for purposes of receipt of consideration shall be treated as if they had participated in this Arrangement on the same basis as a non-dissenting holder of Common Shares, and accordingly shall be entitled to receive Trust Units on the basis set forth in paragraph 3.1(a) of this Arrangement and shall be deemed to have transferred such Common Shares to the Fund in exchange for Trust Units as of the

Effective Date on the same basis as a non-dissenting holder of Common Shares; or

(c) are ultimately not entitled to be paid fair value for the Options in respect of which they dissent, shall not be, or be reinstated as, Optionholders but for purposes of receipt of consideration shall be treated as if they had participated in this Arrangement on the same basis as a non-dissenting holder of Options, and accordingly shall be entitled to receive Exchange Rights on the basis set forth in paragraph 3.1(d) of this Arrangement and shall be deemed to have had their Options cancelled in exchange for Exchange Rights as of the Effective Date on the same basis as a non-dissenting holder of Options;

but in no case shall Newalta, AcquisitionCo, Newalta Amalco or the Fund be required to recognize such Dissenting Securityholders as Shareholders or Optionholders of Newalta or Newalta Amalco after the Effective Date.

ARTICLE 5
OUTSTANDING CERTIFICATES AND PAYMENTS

5.1 Subject to Article 4, after the Effective Date, certificates formerly representing Common Shares shall represent only the right to receive the certificates representing Trust Units or, in the case of Non-Board Lot Holders, the cash payment, if any, which the former holder of such Common Shares is, subject to Section 5.7, entitled to receive pursuant to Article 3 of this Arrangement, subject to compliance with the requirements set forth in this Article 5.

5.2 Subject to Article 4, after the Effective Date, option agreements providing for Options shall represent only the right to receive the Exchange Rights or, in the case of holders of Out-of-the-Money Options, the cash payment, which the former holder of such Options is, subject to Section 5.7, entitled to receive pursuant to Article 3 of this Arrangement, subject to compliance with the requirements set forth in this Article 5.

5.3 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depository to be held by the Depository in trust for the registered holder thereof. All monies received by the Depository shall be invested by it in interest-bearing trust accounts upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder such distributions and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Trust Units issued to such holder in accordance with Section 5.4.

5.4 At the time of mailing the Information Circular which describes the Arrangement, Newalta shall forward to each Securityholder at the address of such holder as it appears on the register of Common Shares and the register of Options on the Record Date, a Letter of Transmittal and Election and instructions for obtaining delivery of the Trust Units to such holder pursuant to this Arrangement. Subject to Section 5.5, a

Securityholder may take delivery of such Trust Units by delivering the certificates representing such holder's Common Shares and/or the option agreements representing such holder's Options to the Depository at any of the offices indicated in the Letter of Transmittal and Election, accompanied by a duly completed Letter of Transmittal and Election and such other documents as the Depository may reasonably require. The certificates representing the Trust Units issued to such holder shall be registered in such names and, delivered to such addresses as such holder may direct in such Letter of Transmittal and Election, or if requested by the former Securityholder in the Letter of Transmittal and Election, made available at the Depository for pick-up by the former Securityholder, as soon as practicable after receipt by the Depository of the required documents.

5.5 In the case of each Non-Board Lot Holder that has elected in accordance with subparagraph 3.2(a)(i) or is deemed to have elected in accordance paragraph 3.2(b) to receive cash for such Non-Board Lot Holder's Common Shares, the Fund shall, as soon as practicable following the later of the Effective Date and the date of deposit with the Depository of a duly completed Letter of Transmittal and Election and the certificates representing such Common Shares, either

(a) forward or cause to be forwarded by first class mail (postage prepaid) to the Non-Board Lot Holder at the address specified in the Letter of Transmittal and Election; or

(b) if requested by the Non-Board Lot Holder in the Letter of Transmittal and Election, make available at the office of the Depository for pickup by the Non-Board Lot Holder; or

a cheque representing the payment required to be made to such Non-Board Lot Holder pursuant to paragraphs 3.2(a)(i) or 3.2(b), as the case may be.

5.6 Securityholders shall not be entitled to any interest, dividend, premium or other payment on or with respect to the former Common Shares or Options other than the certificates representing the Trust Units or the Exchange Rights which they are entitled to receive pursuant to this Arrangement.

5.7 Any certificate formerly representing Common Shares and/or any option agreement formerly representing Options that is not deposited with all other documents as provided in Sections 5.4 and 5.5 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares and/or Options to receive certificates representing Trust Units, Exchange Rights and/or any cash payments, as the case may be, shall be deemed to be surrendered to the Fund together with all dividends or distributions thereon held for such holder.

ARTICLE 6
PROCESS AND FRACTIONAL TRUST UNITS

6.1 With respect to each Common Share to which paragraph 3.1(a) applies:

(a) the Shareholder thereof shall cease to be a holder of such share and such Shareholder's name shall be removed from the register of Common Shares with respect to such share as of the Effective Date; and

(b) AcquisitionCo shall be, and be deemed to be, the transferee of such share (free of any claims) and shall be entered in the register of Common Shares as the holder thereof as of the Effective Date.

6.2 No fractional Trust Units shall be issued. Where the exchange of Common Shares pursuant to paragraph 3.1(a) would otherwise result in a Shareholder being entitled to receive a fraction of a Trust Unit, such holder shall receive, in lieu any such fractional Trust Unit, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (a) such fraction multiplied by (b) two times the Weighted Average Trading Price. Where any Exchange Rights issued pursuant to paragraph 3.1(d) would otherwise result an Optionholder being entitled to receive a fraction of a Trust Unit, upon exercise of the Exchange Right, such holder shall receive, in lieu any such fractional Trust Unit, a number of Trust Units rounded to the nearest whole number.

6.3 Any deposit of a Letter of Transmittal and Election and accompanying certificates and/or option agreements may be made at any of the addresses of the Depository specified in the Letter of Transmittal and Election.

ARTICLE 7
AMENDMENTS

7.1 Newalta, AcquisitionCo and the Fund reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date provided that any such amendment, modification or supplement must be contained in a written document that is: (a) filed with the Court and, if made following the Meeting, approved by the Court; and (b) communicated to Securityholders in the manner required by the Court (if so required).

7.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Newalta, AcquisitionCo and the Fund at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

7.3 Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only: (a) if it is consented to by Newalta, AcquisitionCo and the Fund; and (b) if required by the Court or applicable law, it is consented to by the Securityholders.

EXHIBIT A

Exchange Right Agreement

EXCHANGE OF STOCK OPTIONS FOR RIGHTS AGREEMENT

THIS AGREEMENT made the •

AMONG:

•, an individual resident in the *[Province] [State]* of • (the "**Holder**")

OF THE FIRST PART

- and -

NEWALTA INCOME FUND, a trust settled pursuant to the laws of Alberta (the "**Fund**")

OF THE SECOND PART

WHEREAS the Holder has agreed to participate in the Plan of Arrangement (the "**Plan**") dated January 16, 2003 to convert Newalta Corporation ("**Newalta**") to the Newalta Income Fund (the "**Fund**");

AND WHEREAS the Holder had options ("**Newalta Stock Options**") to acquire common shares ("**Common Shares**") of Newalta as described in more detail in Schedule A attached hereto;

AND WHEREAS pursuant to the Plan and this Agreement, the Holder has agreed to dispose of the Newalta Stock Options for the right (the "**Right**") to acquire trust units ("**Units**") of the Fund as described in more detail in Schedule A attached hereto;

AND WHEREAS the Holder was an employee of Newalta, will be an employee of the corporation arising from the amalgamation of Newalta and Newalta Acquisition Corporation ("**AmalgamationCo**") or an employee of the Fund, and received the rights referred to hereunder in respect of, in the course of, or by virtue of employment with Newalta, AmalgamationCo or the Fund, as the case may be;

AND WHEREAS it is the intention of the Holder, the Fund and Newalta that the Newalta Stock Options be exchanged for the Rights pursuant to subsection 7(1.4) of the *Income Tax Act* (Canada) (the "**Act**");

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants, agreements, warranties and payments herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto do hereby covenant and agree as follows:

1. The Fund hereby grants an irrevocable right to the Holder to purchase all or any part of the Units of the Fund in exchange for the Newalta Stock Options, subject to the terms and conditions set forth herein, and in the numbers and exercise prices described in more detail in Schedule One attached hereto, in exchange for the Newalta Stock Options.

2. The Rights expire and terminate at 5:00 p.m. (Calgary time) on the day (the "**Expiry Date**") that is the earlier of (i) • and (ii) the dates determined by Sections 5 and 6 below.

3. In the event of a Change of Control of the Fund, any portion of the Rights which have not yet vested shall immediately vest in the Holder and be available for exercise as to all unexercised Units. For the purpose of this paragraph, "**Change of Control of the Fund**" means or shall be deemed to have occurred upon:

   (i) the acceptance by the holders of Units of the Fund, representing in the aggregate of more than 35 percent of all issued Units of the Fund, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Units of the Fund;

   (ii) the acquisition, by whatever means, by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Units acquired), directly or indirectly, of the beneficial ownership of such number of Units or rights to Units of the Fund, which together with such person's then owned Units and rights to Units, if any, represent (assuming the full exercise of such rights to Units) more than 35 percent of the combined voting rights of the Fund's then outstanding Units, together with the Units that would be outstanding on the full exercise of the rights to Units acquired and such person's previously owned rights to Units;

   (iii) the entering into of any agreement by the Fund to merge, consolidate or be absorbed by or into another person (as defined in the *Securities Act* (Alberta));

   (iv) the passing of a resolution by the trustees or unitholders of the Fund to substantially liquidate assets or wind-up its business or the commencement of proceedings for such a liquidation or winding-up; or

   (v) individuals who were trustees of the Fund immediately prior to a meeting of the unitholders of the Fund involving a contest for or, an item of business relating to the election of trustees, not constituting a majority of the trustees following such election.

4. Except as provided in Sections 6 and 7 below, the Rights may only be exercised while the Holder is a director, officer or employee of AmalgamationCo. The Holder (or his legal or personal representative) may exercise the Rights by delivering to the Fund, at its principal office in Calgary, Alberta:

(i) a written notice expressing the intention to exercise the Rights and specifying the number of Units in respect of which the Rights are exercised;

(ii) a cash payment, cheque or bank draft, representing the full purchase price of the Units in respect of which the Rights are exercised; and

(iii) in the event that the Rights are exercised in accordance with this Agreement by persons other than the Holder, proof satisfactory to the Fund of the right of such persons to exercise the Rights.

5. Upon the exercise of the Rights as aforesaid, the Fund shall employ its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Units to deliver, to the Holder (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Units as the Holder (or his legal, personal representative) shall have then paid for.

6. If the Holder shall cease to be a director, officer or employee of AmalgamationCo for any reason other than death, permanent disability or normal retirement, the Rights granted herein shall expire and terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the day that is the earlier of the (i) ninetieth day after the date the Holder ceases to be a director, officer or employee of AmalgamationCo and (ii) •, as to the then vested portion of the Rights granted herein.

7. In the event of the death, permanent disability or normal retirement of the Holder, the Rights held by such Holder shall vest immediately and shall be exercisable until 5:00 p.m. (Calgary time) on the day that is the earlier of (i) 12 months after the date of death, permanent disability or normal retirement of the Holder and (ii) •, and then, in the event of death or permanent disability, only:

(i) by the person or persons to whom the Holder's rights under the Rights shall pass by the Holder's will or applicable law; and

(ii) to the extent that he was entitled to exercise the Rights as at the date of his death or permanent disability.

8. The Holder acknowledges and agrees that the granting of the Rights hereunder shall not: (i) confer upon him any right to continue as a director, officer, employee or consultant of AmalgamationCo, as the case may be, or (ii) be construed as a guarantee that the Holder will continue as a director, officer or employee of AmalgamationCo, as the case may be. The Holder further acknowledges and agrees that this Agreement and the Rights granted hereby shall in no way constitute the basis for a claim for damages by the Holder against the Fund or AmalgamationCo in the event of the termination of the employment of the Holder with AmalgamationCo for any reason whatsoever, including the Holder's wrongful dismissal, and the Holder hereby releases and forever discharges AmalgamationCo and the Fund from all claims and rights of action for damages whatsoever based upon or arising out of this Agreement and the Rights.

9. The Holder shall not have any of the rights or privileges of a Unitholder of the Fund in respect of any Units issuable upon exercise of the Rights until such Units have been paid for in full and issued to the Holder.

10. The number of Units deliverable upon the exercise of the Rights shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Units of the Fund prior to the Expiry Date. In case the Fund is reorganized or merged or consolidated with another party, appropriate provisions shall be made for the continuance of the Rights and to prevent its dilution or enlargement. Adjustments under this Section 10 shall be made by the trustees of the Fund, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Units shall be issued on any such adjustment.

11. The Rights and all benefits and rights accruing to the Holder hereunder shall not be transferrable or assignable unless specifically provided herein. During the lifetime of the Holder the Rights granted hereunder may only be exercised by the Holder as herein provided and in the event of the death of the Holder, by the person or persons to whom the Holder's rights under the Rights pass by the Holder's will or applicable law.

12. The obligation of the Fund to issue and deliver Units on the exercise of the Rights in accordance with the terms and conditions of this Agreement is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Fund.

13. The Holder acknowledges that the trustees are entering into this Agreement solely in their capacity as trustees on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the trustees or any of the unitholders of the Fund and that any recourse against the Fund, the trustees or any unitholder in any manner in respect of any obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Fund Assets as defined in the Deed of Trust of the Fund dated as of January 16, 2003.

14. Time shall be of the essence of this Agreement.

15. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

16. This Agreement may be executed in counterpart and signatures delivered via facsimile will be accepted.

IN WITNESS WHEREOF this Agreement has been executed on behalf of the Fund as of the •th day of •, 2003.

NEWALTA INCOME FUND, by its TRUSTEES

Per: ______________________________

Per: ______________________________

______________________________ WITNESS

______________________________ •

Schedule A – Schedule of Specific Rights

Newalta Stock Options Exchanged	Date of Vesting of Newalta Stock Options Exchanged	Exercise Price of Newalta Stock Options Exchanged	Rights Acquired in Exchange for Newalta Stock Options	Date of Vesting of Replacement Rights	Exercise Price of Replacement Rights

Rights Adjustment Clause

Notwithstanding anything herein contained, the Holder and the Fund covenant and agree with each other that it is their intention that subsection 7(1.4) of the Act apply to the exchange of the Newalta Stock Options for Rights pursuant to the Plan and this Agreement. Accordingly, if the Canada Customs and Revenue Agency (or any successor thereto) or a court of competent jurisdiction determines that:

- the value of the Units under option granted pursuant to this Agreement and the Plan (less the applicable strike price) received by the Holder in exchange for the surrender of the Newalta Stock Options (as determined immediately after the exchange)

exceeds

- the value of the Newalta Common Shares under option (less the applicable strike price) exchanged and surrendered for the Rights to acquire Units (as determined immediately prior to the exchange),

then this Agreement shall be altered in order to ensure that the excess is reduced to nil by changing: (i) the number of Rights granted to acquire Units in this Schedule A; (ii) the exercise price to acquire such Units as set forth in this Schedule A; or (iii) a combination of (i) and (ii). Any changes made under (i), (ii) or (iii) will be deemed to be effective from and after the effective date of this Agreement and the Plan.

EXHIBIT B

Terms of Notes

1. **Note Indenture**

The Notes are to be issued under the Note Indenture.

2. **Note Certificate**

Pursuant to the Plan of Arrangement, all of the Notes outstanding are to be issued by AcquisitionCo to the Fund in exchange for the Common Shares. The Notes will be issued only as registered Notes in the minimum denomination of $100.

3. **Unsecured/Interest**

The Notes are unsecured and bear interest from the date of issued at 13% per annum, provided that the interest rate which the Notes will bear may be adjusted upwards (to a maximum of 14% per annum) or downwards by agreement of the Fund and AcquisitionCo on or prior to the Effective Date. Interest is payable for each month during the term, on the last Business Day of the month. The first interest payment is due on March 31, 2003 for the period commencing on the Effective Date and ending on March 31, 2003.

The Notes will rank pari passu with all other unsecured indebtedness of Newalta Amalco, but subordinate to all secured debt.

4. **Principal Payment**

Subject to the terms of any other financing arrangement having priority to the Notes, the outstanding principal amount of the Notes will be due and payable ten years after the Effective Date.

All or any part of the Notes may be prepaid or purchased at any time without bonus.

5. **Events of Default**

It will be an "Event of Default" under the Note Indenture if, among other things:

(a) Newalta Amalco makes default in repayment of the principal amount of the Notes or of any Note on the maturity date;

(b) Newalta Amalco makes default on an interest payment date of any interest due on the Notes and such default continues for a period of 90 days;

(c) Newalta Amalco or any of its subsidiaries makes default and demand for payment has been made or payment thereof has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness in excess of $1,000,000 and such default continues after the applicable grace period, specified therein, if any;

(d) any judgment or order for the payment of money in excess of $1,000,000 is rendered against Newalta Amalco or any of its subsidiaries and enforcement proceedings have been commenced by a creditor upon the judgment or order;

(e) a decree or order of a court having jurisdiction is entered adjudging the Newalta Amalco a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canadá) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, Newalta Amalco or any of its subsidiaries, or appointing a receiver of, or of any substantial part of the property of, Newalta Amalco or any of its subsidiaries or ordering the winding-up or liquidation of its affairs;

(f) a resolution is passed for the winding-up or liquidation of Newalta Amalco or any of its subsidiaries or if Newalta Amalco or any of its Subsidiaries institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of Newalta Amalco or such subsidiary or makes a general assignment for the benefit of creditors;

(g) Newalta Amalco shall neglect to observe or perform any other covenant or condition contained in the Trust Indenture on its part to be observed or performed and Newalta Amalco shall fail to rectify such default within a period of 60 days;

(h) any encumbrancer takes possession of any part of the property of Newalta Amalco or any of its subsidiaries which is all or substantially all of the property of Newalta Amalco and its subsidiaries taken as a whole; and

(i) Newalta Amalco shall cease to carry on in the ordinary course its business or a substantial part thereof.

6. **Remedies**

Whenever an Event of Default has occurred the holder(s) of the majority in principal amount of the Notes outstanding may, by request, cause the Trustee to declare the principal and interest on all Notes then outstanding to be due and payable and to proceed to enforce their rights under the Note Indenture by any action, suit, remedy or proceeding authorized or permitted by law or by equity, provided however that the Trustee's right to proceed may be limited by the provisions of any applicable subordination agreement. Neither the Trustee nor the holders of the Notes shall take any steps or actions with respect to an Event of Default without the prior written consent of the Fund at any time that the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

7. **Waiver of Default**

The holder(s) of the majority in principal amount of the Notes outstanding may, instruct the Trustee of Notes to waive any Event of Default.

APPENDIX C

INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF a proposed arrangement involving Newalta Corporation, Newalta Acquisition Corporation, Newalta Income Fund and the Newalta Securityholders.

BEFORE THE HONOURABLE JUSTICE HART IN CHAMBERS	)))))	AT THE COURT HOUSE, IN THE CITY OF CALGARY, IN THE PROVINCE OF ALBERTA ON THURSDAY, THE 16TH DAY OF JANUARY, 2003.

INTERIM ORDER

UPON the application by Petition of Newalta Corporation ("Newalta") pursuant to Section 193 of the *Business Corporations Act* (Alberta);

AND UPON reading the said Petition, and the Affidavit of Alan P. Cadotte, President and Chief Executive Officer of Newalta and the documents referred to therein, filed;

AND UPON it appearing that notice of this application has been given to the Executive Director of the Alberta Securities Commission;

AND UPON hearing counsel for Newalta;

IT IS HEREBY ORDERED THAT:

1. Newalta shall convene a special meeting (the "Meeting") of the holders of its issued and outstanding common shares (the "Common Shares") and options to purchase Common Shares (the "Options") to consider, and if deemed advisable, to pass, with or without variation, a resolution (the "Arrangement Resolution") to approve a proposed Plan of Arrangement (the "Plan of Arrangement") involving Newalta, its said holders of Common Shares (the "Shareholders") and Options (the "Optionholders"), Newalta Acquisition Corporation and Newalta Income Fund (the "Fund"), a true copy of which Plan of Arrangement in its substantially final form is included as Schedule 1 to Appendix B to Exhibit "A" to the Affidavit of Alan P. Cadotte sworn the 16th day of January, 2003.

2. The Meeting shall be called, held and conducted in accordance with the *Business Corporations Act* (Alberta) (the "ABCA") and the Articles and the By-laws of Newalta subject to what is provided hereafter.

3. The only persons entitled to notice of the Meeting shall be the registered Shareholders and the registered Optionholders as they may appear on the records of Newalta as at the close of business

on the 16th day of January, 2003, the directors and auditors of Newalta and the Alberta Securities Commission, and the only persons entitled to be represented and to vote at the Meeting, either in person or by proxy, shall be such Shareholders and Optionholders, subject to the provisions of Section 137 of the ABCA. The Shareholders and Optionholders shall vote as a single class.

4. Newalta shall send the Notice of Special Meeting, Notice of Petition and Management Information Circular in substantially the form contained in Exhibit "A" to the Affidavit of Alan P. Cadotte, with such amendments thereto as counsel for Newalta may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, to the Shareholders, to the Optionholders, to the directors and auditors of Newalta and to the Alberta Securities Commission by mailing the same by prepaid ordinary mail, by sending the same by direct courier at the expense of Newalta, or, with respect to delivery to the Alberta Securities Commission, by filing the same on the System for Electronic Document Analysis and Retrieval, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or sending by courier and excluding the date of the Meeting. Such mailing or sending by courier shall constitute good and sufficient service of notice of the Petition, the Meeting and the hearing in respect of the Petition.

5. The accidental omission to give notice of the Meeting, or the non-receipt of such notice by one or more of the persons specified in paragraph 4 hereof, shall not invalidate any resolution passed or proceedings taken at the Meeting.

6. Each Common Share and each Option shall be entitled to one vote on each matter to be acted upon at the Meeting. The majority required to pass the Arrangement Resolution shall be not less than two-thirds of the aggregate votes cast by the Shareholders and the Optionholders (present in person or by proxy), voting together as a single class, in respect of the Arrangement Resolution at the Meeting.

7. The Shareholders who are registered Shareholders, and the Optionholders, shall have the right to dissent from the Arrangement Resolution in accordance with the provisions of Section 191 of the ABCA, as modified hereby, and to be paid the fair value of their Common Shares, or Options, provided that:

   (a) notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA which is required to be sent to Newalta must be received by Newalta, c/o Bennett Jones LLP, Attention: Anthony L. Friend, Q.C. at the address set out below, or the Chairman of the Meeting, at or before commencement of the Meeting; and

   (b) the holders exercising such right of dissent otherwise comply with the requirements of Section 191 of the ABCA.

8. In respect of matters other than the Arrangement Resolution, to be approved at the Meeting, votes cast by Shareholders and Optionholders shall be deemed to be votes cast by holders of trust units of the Fund (the "Unitholders") at a meeting of Unitholders.

9. Upon approval of the Plan of Arrangement at the Meeting in the manner set forth in this Order, Newalta may apply before this Court for approval of the Plan of Arrangement, which application (the "Final Application") shall be heard by this Honourable Court at the Court House, 611 - 4th Street S.W., in the City of Calgary, on the 24th day of February, 2003 at 1:30 p.m. or so soon thereafter as counsel may be heard.

10. Any Shareholder, Optionholder and any other interested person may appear on the application for the approval of the Arrangement, provided that such holder or person shall file with this Court and serve on the solicitors for Newalta on or before February 18, 2003, a Notice of Intention to Appear setting out the address for service in respect of such holder or person, and indicating whether such holder or person intends to support or oppose the application or make submissions thereat together with any evidence or materials which are to be presented to this Court, such Notice of Appearance to be effected by delivery, at the address set forth below:

Bennett Jones LLP
Barristers and Solicitors
4500, 855 - 2nd Street, S.W.
Calgary, Alberta T2P 4K7
Attention: Anthony L. Friend, Q.C.

11. In the event the Final Application is adjourned, only those persons who have filed and served a Notice of Intention to Appear in accordance with paragraph 10 hereof shall be served with notice of the adjourned date.

12. Newalta shall be entitled at any time to seek leave to vary this Order.

(signed) *D.G. Hart*
J.C.Q.B.A.

ENTERED this 16th day of January, 2003.

(signed) *James McLaughlin*

Clerk of the Court of Queen's Bench
of Alberta

ACTION NO: 0301-00781

IN THE COURT OF QUEEN'S BENCH

OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF a proposed arrangement involving Newalta Corporation, Newalta Acquisition Corporation, Newalta Income Fund and the Newalta Securityholders.

INTERIM ORDER

BENNETT JONES LLP
Barristers and Solicitors
4500, 855 – 2nd Street, S.W.
Calgary, Alberta T2P 4K7

Anthony L. Friend, Q.C.
Ph: (403) 298-3182

Our File No. 35466-58

APPENDIX D

FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Newalta Income Fund

Pro Forma Financial Statements for the Nine Months Ended September 30, 2002 and Year Ended December 31, 2001 ....D-2

Balance Sheet (January 16, 2003)..D-12

Newalta Corporation

Consolidated Financial Statements for the Nine Months Ended September 30, 2002 ....D-15

Management's Discussion and Analysis for the Nine Months Ended September 30, 2002......D-22

Consolidated Financial Statements for the Year Ended December 31, 2001 ....D-25

Management's Discussion and Analysis for the Year Ended December 31, 2001 ....D-42

COMPILATION REPORT

To the Trustees of
Newalta Income Fund:

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Newalta Income Fund as at September 30, 2002 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the nine months ended September 30, 2002 and the year ended December 31, 2001 which have been prepared for inclusion in the Information Circular dated January 16, 2003 relating to the Plan of Arrangement involving Newalta Corporation, Newalta Acquisition Corporation and Newalta Income Fund. In our opinion, the pro forma consolidated balance sheet as at September 30, 2002 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the nine months ended September 30, 2002 and the year ended December 31, 2001 have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Calgary, Alberta
January 16, 2003

(signed) Deloitte & Touche LLP
Chartered Accountants

NEWALTA INCOME FUND

Pro forma Consolidated Statement of Operations

For the Nine Months Ended September 30, 2002
(Unaudited)
($000 except unit and per unit amounts)

	Newalta Corporation $	Pro forma Adjustments $		Pro forma Newalta Income Fund $
REVENUE	77,431			77,431
EXPENSES				
Operating	51,101			51,101
General and administrative	1,513			1,513
Interest	2,057	220	2b	2,277
Depreciation	7,729			7,729
	62,400			62,620
OPERATING INCOME BEFORE INCOME TAXES	15,031	(220)		14,811
INCOME TAXES				
Current	448			448
Future	5,618	(80)	2e	5,538
	6,066			5,986
NET EARNINGS FOR THE PERIOD	8,965	(140)		8,825
Weighted average number of total trust units				
Basic			2g	20,619
Diluted			2g	21,742
Net earnings per unit				
Basic				0.43
Diluted				0.41

See accompanying notes

NEWALTA INCOME FUND

Pro forma Consolidated Statement of Operations

For the Year Ended December 31, 2001
(Unaudited)
($000 except for units and per unit amounts)

	Newalta Corporation $	Pro forma Adjustments $		Pro forma Newalta Income Fund $
REVENUE	92,960			92,960
EXPENSES				
Operating	60,837			60,837
General and administrative	2,070			2,070
Interest	3,493	370	2b	3,863
Depreciation	9,100			9,100
Takeover bid and integration costs	2,528			2,528
	78,028			78,398
OPERATING INCOME BEFORE INCOME TAXES	14,932	(370)		14,562
INCOME TAXES				
Current	489			489
Future	4,204	(140)	2e	4,064
	4,693			4,553
NET EARNINGS FOR THE PERIOD	10,239	(230)		10,009
Weighted average number of total trust units				
Basic			2g	16,897
Diluted			2g	17,075
Net earnings per unit				
Basic and diluted				0.59

See accompanying notes

NEWALTA INCOME FUND

Pro forma Consolidated Statement of Distributable Cash
For the Nine Months Ended September 30, 2002
(Unaudited)
($000, except for unit and per unit amounts)

		Pro forma Newalta Income Fund $
NET EARNINGS FOR THE PERIOD		8,825
Add (deduct)		
Depreciation		7,729
Future income taxes		5,538
Stock compensation		(12)
CASH FROM OPERATIONS FOR THE PERIOD		22,080
Add (deduct)		
Provision for capital expenditures	2f	(8,600)
Distributable cash		13,480
Weighted average number of total trust units		
Basic	2g	20,619
Diluted	2g	21,742
Distributable cash per unit		
Basic		0.65
Diluted		0.62

See accompanying notes

NEWALTA INCOME FUND

Pro forma Consolidated Statement of Distributable Cash

For the Year Ended December 31, 2001
(Unaudited)
(\$000, except units and per unit amounts)

		Pro forma Newalta Income Fund $
NET EARNINGS FOR THE PERIOD		10,009
Add (deduct)		
Depreciation		9,100
Future income taxes		4,064
Cash from operations for the period		23,173
Add (deduct)		
Provision for reclamation		(208)
Provision for capital expenditures	2f	(11,500)
Distributable cash		11,465
Weighted average number of total trust units		
Basic	2g	16,897
Diluted	2g	17,075
Distributable cash per unit		
Basic		0.68
Diluted		0.67

See accompanying notes

NEWALTA INCOME FUND

Pro forma Consolidated Balance Sheet
As at September 30, 2002
(Unaudited)
($000)

	Newalta Corporation $	Pro forma Adjustments $		Pro forma Newalta Income Fund $
ASSETS				
CURRENT				
Accounts receivable	24,402			24,402
Inventory	10,517			10,517
Future income tax	4,800		2e	4,800
	39,719			39,719
Capital assets	203,449			203,449
Goodwill	10,782			10,782
	253,950			253,950
LIABILITIES				
CURRENT				
Bank indebtedness	-	7,300	2c, 2i	7,300
Accounts payable	17,962			17,962
Current portion of long-term debt	6,173	(3,000)	2c	3,173
	24,135	4,300		28,435
Long-term debt	40,329		2b	40,329
Debentures	3,000			3,000
Future income taxes	34,658		2e	34,658
Site restoration	2,706			2,706
	104,828	4,300		109,128
EQUITY				
Unitholders' equity	98,262	1,600		99,862
Retained earnings	50,860	(5,900)	2i	44,960
	149,122	(4,300)		144,822
	253,950	-		253,950

See accompanying notes

Notes to the Pro forma Consolidated Financial Statement
Nine Months Ended September 30, 2002 and Year Ended December 31, 2001
(Unaudited)
($000)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2002 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the nine months ended September 30, 2002 and the year ended December 31, 2001 (the "Pro Forma Statements") have been prepared to reflect the proposed Plan of Arrangement to convert Newalta Corporation ("Newalta") from a corporation to a trust entity which will distribute a substantial portion of cash income to its unitholders. Newalta Corporation ("AmalgamationCo"), the corporation resulting from the amalgamation of Newalta and Newalta Acquisition Corporation ("AcquisitionCo") will be a wholly-owned subsidiary of Newalta Income Fund ("the Fund").

The Pro Forma Statements include the accounts of the Fund, certain partnership interests, and its wholly-owned subsidiary AmalgamationCo.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives effect to the assumed transaction and assumptions described in Note 2 as if they had occurred at the end of the period. The pro forma consolidated statements of operations and distributable cash give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred as at January 1, 2001. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Distributable cash is not an earnings measurement recognized by Canadian generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash in other similar fund entities.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Newalta as at December 31, 2001 and the unaudited consolidated financial statements as at September 30, 2002 and for the nine months ended September 30, 2002 ("Newalta's Historical Financial Statement"). The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with Newalta's Historical Financial Statements and the balance sheet of the Trust included elsewhere in this circular. In the opinion of management the Pro Forma Statements included all necessary adjustments for a fair presentation of the ongoing entity.

Notes to the Pro forma Consolidated Financial Statement
Nine Months Ended September 30, 2002 and Year Ended December 31, 2001
(Unaudited)
($000)

2. Pro Forma Assumptions and Adjustments

Under the Plan of Arrangement, Newalta will be acquired by AcquisitionCo, a corporation incorporated under the Alberta Business Corporations Act and which is wholly-owned by the Fund, the consideration being units of the Fund. As the former Newalta shareholder group will own the Fund (including its wholly-owned subsidiary company AmalgamationCo), no adjustment to carrying values of the assets and liabilities of Newalta is required to account for the transaction.

The Pro Forma Statements give effect to the following assumptions and adjustments:

a. Under the Plan of Arrangement AmalgamationCo will include all the assets and liabilities of Newalta and AcquisitionCo.

b. Newalta is negotiating a new bank credit facility which is assumed to be effective on January 16, 2003. The new credit terms reduce the amount of annual principal repayments and increase interest expense by approximately ¼%. The annual repayment required under the new facility is $3.0 million. As Newalta is under the borrowing limit, no repayment has been reflected in the Pro Forma Statements. Interest expense on the reported debt would increase by approximately $370 in 2001 and $220 in 2002.

c. It is assumed that immediately upon converting to a fund, the $3.0 million of debentures assumed in the 2001 acquisition of Anadime Corporation will be redeemed for cash.

d. The current executive and management bonus plan provides for bonus payments to be made to certain executive and management staff if performance criteria are met or exceeded during the year. In 2001 approximately $2.2 million was paid out under the plan existing at that date and at September 30, 2002 approximately $0.8 million was accrued. It is assumed that the bonus plan payments for the Pro Forma Statements would not be materially different from actual expenses and therefore no adjustments to the Pro Forma Statements have been made for the new bonus plan.

e. Future income tax has been calculated using Newalta's historical effective tax rates (September 30, 2002 – 36.5% and December 31, 2001 – 37.5%). Under the proposed income trust structure it is assumed that the Trust will not be required to pay income taxes. The large corporation tax is assumed to remain unchanged. The future tax liability on the pro forma consolidated balance sheet arises as a result of AmalgamationCo having a greater net book value of assets and liabilities than the associated tax basis.

($000)

2. Pro Forma Assumptions and Adjustments (Continued)

f. Future capital expenditures of AmalgamationCo will be funded primarily from the reinvestment of approximately 30% of annual cash flows from operations. In the Pro Forma Statements it is assumed that capital expenditures will be $11.5 million annually, or $8.6 million for the nine month period ending September 30, 2002. Actual capital expenditures were $24.7 million for the year ended December 31, 2001 and $9.1 million for the nine month period ended September 30, 2002. AmalgamationCo will have capital programs concentrated in the second and third quarters when weather conditions are more appropriate to construction activities.

g. Under the Plan of Arrangement the Fund will issue one new Trust Unit to replace every two shares of Newalta Corporation, plus Trust units equal to the Exercise Price Differential of the in-the-money options divided by two times the Weighted Average Trading Price. For the purpose of the Pro Forma Statements it is assumed that the share price will be $4.50 at the conversion date. The weighted average number of shares are:

	September 30, 2002 $	December 31, 2001 $
Weighted average shares as reported	40,891	33,447
Units (on a 1 for 2 basis)	20,446	16,724
Plus vested options converted	173	173
Total Pro Forma basic weighted average units	20,619	16,897
Additional units if debentures converted	1,011	66
Additional units of non-vested options	112	112
Total Pro Forma diluted weighted average units	21,742	17,075

No new options are assumed to be issued during the periods. The actual number of Trust Units outstanding after the Plan of Arrangement will depend on the **weighted average trading price over the five consecutive trading days ending on the third trading day next preceding the date the Plan of Arrangement becomes effective.** In the Pro Forma Statements it is assumed that the holders of vested options will receive Trust Units equal to the value of the difference between the exercise price and the assumed market price, while holders of unvested options will receive rights for options valued on the difference between the exercise price and the assumed market price.

2. Pro Forma Assumptions and Adjustments (Continued)

The actual number of Trust Units outstanding after giving effect to the Arrangement may be different than the amount disclosed in this note due to uncertainty regarding the number of options that may be exercised prior to the date the Plan of Arrangement becomes effective.

h. Unitholders' equity includes Trust Units to be issued under the Plan of Arrangement. Unitholders' equity also includes an estimate for the exchange of options under the Plan of Arrangement.

i. Costs related to the Plan of Arrangement, including reorganization costs, have not been included in the accompanying pro forma consolidated statements of operations, nor the pro forma consolidated statements of distributable cash. It is expected that these costs will total approximately $5.9 million, of which approximately $1.6 million is the non-cash cost of issuing equity for the in-the-money options. These costs are reflected in the pro forma consolidated balance sheet.

AUDITORS' REPORT

To the Trustees of
Newalta Income Fund

We have audited the balance sheet of Newalta Income Fund as at January 16, 2003. This balance sheet is the responsibility of Newalta Income Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of Newalta Income Fund as at January 16, 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
January 16, 2003

(signed) Deloitte & Touche LLP
Chartered Accountants

NEWALTA INCOME FUND

Balance Sheet
As at January 16, 2003
(Audited)

	$
ASSETS	
CURRENT	
Cash	10
UNITHOLDER'S EQUITY	
Unitholder's equity	10

See accompanying notes

On Behalf of the Trustees:

(signed) *Ronald L. Sifton*
Trustee

(signed) *R. Vance Milligan*
Trustee

1. FORMATION AND FINANCIAL PRESENTATION

Newalta Income Fund (the "Fund") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a Deed of Trust dated January 16, 2003. The Fund will be managed by AmalgamationCo, a wholly owned subsidiary of the Fund.

The balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2. UNITHOLDER'S EQUITY

Authorized
Unlimited number of Trust Units

Issued

Trust Units	Number of Units	Consideration $
Balance as at January 16, 2003	-	-
Issued upon settlement	1	10
Balance as at January 16, 2003	1	10

3. SUBSEQUENT EVENT

Coincident with the Plan of Arrangement involving Newalta Corporation ("Newalta"), Newalta Acquisition Corporation ("AcquisitionCo") and the Fund, Newalta and AcquisitionCo will amalgamate to form AmalgamationCo, which will be a wholly-owned subsidiary of the Fund. The Fund will become the holder of all the issued and outstanding Notes of AmalgamationCo and will make cash distributions to Unitholders from interest or repayment of Notes received from AmalgamationCo and dividends received on the common shares of AmalgamationCo. The Plan of Arrangement is subject to regulatory, judicial, and securityholder approval and is anticipated to be completed on or about March 1, 2003.

NEWALTA CORPORATION
CONSOLIDATED BALANCE SHEETS ($000's)

	September 30, 2002 (unaudited)	December 31, 2001 (audited)
Assets		
Current		
Accounts receivable	24,402	20,330
Inventory	10,517	4,645
Future income tax	4,800	4,000
	39,719	28,975
Capital assets	203,449	189,576
Goodwill (Note 1(b))	10,782	13,687
	253,950	232,238
Liabilities		
Bank indebtedness	-	10,374
Accounts payable	17,962	12,661
Current portion of long-term debt and debentures (note 4)	6,173	15,273
	24,135	38,308
Long-term debt	40,329	45,080
Debentures	3,000	3,000
Future income taxes (Note 1(b))	34,658	29,779
Site restoration	2,706	2,308
	104,828	118,475
Shareholders' equity		
Share capital	98,262	69,481
Retained earnings (Note 1(b))	50,860	44,282
	149,122	113,763
	253,950	232,238

NEWALTA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
($000's Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Revenue	30,446	26,578	77,431	68,785
Expenses				
Operating	19,468	16,831	51,101	45,870
General and administrative (Note 1(b))	504	634	1,513	1,505
Interest	691	832	2,057	2,531
Depreciation and amortization	2,675	2,302	7,729	6,620
Takeover bid costs				1,754
	23,338	20,599	62,400	58,280
Operating income	7,108	5,979	15,031	10,505
Income taxes				
Current	148	120	448	360
Future	2,638	1,977	5,618	1,909
Net earnings	4,322	3,882	8,965	8,236
Retained earnings, beginning of the period	46,538	38,494	44,282	34,999
Repurchase of common shares		(56)		(915)
Goodwill write-down (net of tax)(Note 1(b))			(2,232)	
Stock appreciation rights (Note 1(b))			(155)	
Retained earnings, end of period	50,860	42,320	50,860	42,320
Earnings per share (cents)	9.9	11.8	21.9	25.1
Diluted earnings per share (cents)	9.6	11.8	21.1	25.1

NEWALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
($000 Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:				
Operations				
Cash flow from operations				
Net earnings	4,322	3,882	8,965	8,236
Items not requiring cash				
Depreciation and amortization	2,675	2,302	7,729	6,620
Future income taxes	2,638	1,977	5,618	1,909
Stock compensation	(133)	-	(12)	-
	9,502	8,161	22,300	16,765
Changes in non-cash working capital	(2,435)	17	(4,753)	(1,098)
	7,067	8,178	17,547	15,667
Investments				
Site restoration	-	(1)	52	(2)
Acquisition of Anadime, including bank Indebtedness		(3,867)		(3,867)
Additions to capital assets	(9,136)	(6,851)	(15,660)	(17,588)
Proceeds on sale of capital assets	-	-	214	81
	(9,136)	(10,719)	(15,394)	(21,376)
Financing				
Issuance of common shares	-	-	28,071	23
Repurchase of common shares	-	(145)		(2,562)
Increase (decrease) in long-term debt	2,069	(97)	(19,850)	(157)
	2,069	(242)	8,221	(2,696)
Net cash inflow (outflow)	-	(2,783)	10,374	(8,405)
Cash (bank indebtedness), beginning of period	-	(4,731)	(10,374)	891
Bank indebtedness, end of period	-	(7,514)	-	(7,514)
Supplementary Information:				
Interest paid	592	804	1,985	2,530
Income taxes paid	222	88	540	280

NEWALTA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2002
($000's unaudited)

1. Accounting Policies

a) Interim Financial Statements

The accompanying interim consolidated financial statements of Newalta Corporation (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. These interim financials statements and the notes thereto should be read in conjunction with the Company's consolidated financial statements contained in its Annual Report for the year ended December 31, 2001. In addition, effective January 1, 2001 the Company adopted the new standards, as recommended by the Canadian Institute of Chartered Accountants, that eliminate the annual amortization of goodwill, and that accrue option expenses over the life of the option.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated result of its operations and cash flows for the periods ended September 30, 2002 and 2001.

b) Accounting Change

Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook section 3062 regarding goodwill. Under the revised standard, goodwill is not amortized on a regular basis, but is examined annually for impairment. The Company assesses impairment on a segmented basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each segment over their remaining life. At the beginning of 2002 it was determined that the value of the goodwill in the industrial segment was impaired, and in accordance with the CICA Handbook, both goodwill and retained earnings were reduced by $3.1 million. The remaining goodwill relates to the oilfield segment and is not impaired. During the third quarter of 2001 amortization costs of $161 were expensed, and during the first three quarters of 2001 $483 of amortization costs were expensed. If the new recommendations had not been adopted then the 2002 amortization expense for the third quarter would have been $211, or 0.3 cent per share after tax ($632 or 1.0 cent per share after tax for the nine months).

Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook section 3870 concerning stock based compensation. Stock appreciation rights or SAR's settled in equity are valued on the gain incurred during the period based on the market price of the underlying stock or by using an option pricing model. At the beginning of the year the value of SAR's held by employees calculated as the gain incurred on the market price of the underlying stock, was $155, and in accordance with section 3870 of the CICA Handbook this amount was accrued and retained earnings were reduced. During the third quarter a recovery of $133 (0.2 cents per share after tax) was recognized. For the first three quarters of 2002 a recovery of $12 (0.0 cents per share after tax) was recorded.

2. Shareholders' Equity

On December 19, 2001 the Company announced a normal course issuer bid under which it planned to purchase up to 1,770,399 Common Shares of the Company. During the first nine months no shares were repurchased.

On March 14, 2002 the Company announced it had entered in to an agreement with its underwriters to raise up to $30 million through an equity issue. Closing occurred on April 4, 2002 with net proceeds of $28.1 million in exchange for 8,219,179 common shares, or $3.65 per share.

3. Acquisition

On September 1, 2002 the Company acquired for $9.0 million, a waste lube oil re-refinery and related collection network from Mohawk Lubricants Ltd. The total purchase price of $14.0 million was funded by cash and $6.0 million in 9.5% debentures convertible at $4.00 per share maturing half on September 1, 2003 and half on September 1, 2004. The value of the consideration given, and the assets received are:

Debentures issued	6,000
Cash	8,000
Total Consideration	14,000
Intellectual property	1,000
Equipment	9,297
Working capital	3,703
Total	14,000

The above valuation includes some accruals and is management's best estimate at the present time. Management is currently completing its valuation of the acquisition. Once complete, there may be a change in the values assigned to equipment and working capital.

4. Long Term Debt and Debentures

The current portion of long term debt and debentures includes $6.0 million of convertible debentures maturing on September 1, 2003.

5. Segmented Earnings

The Company has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes in western Canada, which are processed into resalable products.

NEWALTA CORPORATION
SEGMENTED INFORMATION
For the three months ended September 30 (000's)
(Unaudited)

2002	Oilfield	Industrial	Inter-segment	Corporate & Unallocated	Consolidated Total
External revenue	20,280	10,166			30,446
Inter-segment revenue[1]	118	19	(137)		-
Operating expense	9,088	7,255	(137)		16,206
Indirect operating expense[2]	565	303		2,394	3,262
Depreciation	1,765	738		172	2,675
Net margin	8,980	1,889	-	-2,566)	8,303
General & administrative				504	504
Interest expense				691	691
Operating income	8,980	1,889	-	-1195)	7,108
Capital expenditures	3,029	11,341		766	15,136
Total assets	150,834	93,093		10,023	253,950
2001					
External revenue	17,574	9,004			26,578
Inter-segment revenue	101	18	(119)		-
Operating expense	7,444	6,390	(119)		13,715
Indirect operating expense	730	376		2,010	3,116
Depreciation	1,476	725		101	2,302
Net margin	8,025	1,531		-2,111)	7,445
General & administrative				634	634
Interest expense				832	832
Takeover costs				-	-
Operating income	8,025	1,531		-1466	8,090
Capital expenditures	24,744	891		2,465	28,100
Total assets	142,622	72,771		7,808	223,201

[1] Inter-segment revenues are recorded at market, less the costs of serving external customers. Management does not allocate certain indirect operating, general & administrative, taxes, and interest costs in the segment analysis.
[2] Indirect operating expenses are defined as the allocated general management costs for the reporting unit.

NEWALTA CORPORATION
SEGMENTED INFORMATION
For the nine months ended September 30 (000's)
(Unaudited)

2002	Oilfield	Industrial	Inter-segment	Corporate & Unallocated	Consolidated Total
External revenue	54,180	23,251			77,431
Inter-segment revenue[3]	239	147	(386)		-
Operating expense	25,963	17,107	(386)		42,684
Indirect operating expense[4]	1,795	692		5,930	8,417
Depreciation	5,136	2,130		463	7,729
Net margin	21,525	3,469	-	-6,393)	18,601
General & administrative				1,513	1,513
Interest expense				2,057	2,057
Operating income	21,525	3,469	-	-3,570	15,031
Capital expenditures	5,516	14,197		1,947	21,660
Total assets	150,834	93,093		10,023	253,950
2001					
External revenue	45,950	22,835			68,785
Inter-segment revenue	234	77	(311)		-
Operating expense	21,544	16,094	(311)		37,327
Indirect operating expense	2,376	1,097		5,070	8,543
Depreciation	4,064	2,196		360	6,620
Net margin	18,200	3,525		-5,430)	16,295
General & administrative				1,505	1,505
Interest expense				2,531	2,531
Takeover costs				1,754	1,754
Operating income	18,200	3,525		-5,790	15,935
Capital expenditures	31,970	6,706		3,162	41,838
Total assets	142,622	72,771		7,808	223,201

[3] Inter-segment revenues are recorded at market, less the costs of serving external customers. Management does not allocate certain indirect operating, general & administrative, taxes, and interest costs in the segment analysis.

[4] Indirect operating expenses are defined as the allocated general management costs for the reporting unit.

Management's Discussion and Analysis for the Nine Months Ended September 30, 2002

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2001 in the fiscal 2001 annual report, and the MD&A in the fiscal 2001 annual report, including the section on risks and uncertainties.

Overview

During the third quarter, the Company posted solid revenue growth primarily due to the contribution from the 2001 capital investment program. Diluted earnings per share were 2.2 cents lower in 2002 than 2001 due to the increased number of weighted average shares outstanding.

Cash flow from operations was $9.5 million or $1.3 million greater than the third quarter of 2001. Capital expenditures totalled $15.1 million, funded by $6.0 million of debentures and $9.1 million in cash.

Segmented Performance

Oilfield Segment

This segment recovers and resells crude oil from oilfield wastes, accounts for 59% of total assets and generates 70% of total revenue. Revenue from Oilfield is partially dependent upon, and varies with, oilfield drilling activity as well as commodity prices. During the third quarter, drilling rig utilization was 40% (57% in 2001) in western Canada while, WTI averaged $28.27 per barrel ($26.49 in 2001). Volumes generated by the facilities acquired in 2001 more than offset the reductions caused by reduced drilling activity. In addition, incremental revenue was derived from the oil volumes recovered from the increased waste volumes. During the quarter, 64,700 barrels of crude oil were recovered and sold at an average price of $39.24 per barrel. Comparable recoveries in 2001 were 53,500 barrels of crude oil, at an average price of $33.11 per barrel. Total revenue for the quarter from Oilfield increased 15% to $20.3 million and segment margin improved 12% to $9.0 million.

For the year to date, 2002 segment revenue improved 18% or $8.2 million and segment margin increased $3.3 million (18%) to $21.5 million. The facilities acquired in 2001 accounted for 75% of the revenue improvement. During the first nine months of 2002, Oilfield recovered 175,000 barrels of crude oil at an average price of $34.88 (compared to 154,800 barrels at an average price of $32.37 in 2001).

For the balance of the year the Company is forecasting increased drilling activity, offset by slightly lower commodity prices.

Industrial Segment

This segment collects waste lubricating oil, automotive and industrial wastes in western Canada, which are processed into resaleable products. This segment has 37% of total assets and generates 30% of total revenue. Third quarter revenue improved 13% or $1.2 million in 2002, primarily due to product sales from the facilities acquired in the acquisition from Mohawk Lubricating Ltd. Segment margin improved 23% to $1.9 million.

During the quarter, the Company collected 14.9 million litres of waste lubricating oil compared with 11.1 million litres in 2001. Product sales remained steady at approximately 55% of segment revenue. Average prices for burner fuel and drilling oil in the third quarter were 6% lower than a year ago.

During the first nine months of 2002, revenue in this segment increased 2% to $23.3 million, largely due to product sales from the newly acquired facility offset by reduced activity at the other facilities and slightly lower product prices than in 2001. During this period 34.4 million litres of waste oil were collected, up 5% from the 32.8 million litres collected in the first nine months last year.

Results of Operations

Three months ended September 30, 2002

The Company's acquisition strategy as well as strong commodity prices contributed to the results of the third quarter. The 2001 acquisitions added $1.4 million in revenue, while the 2002 acquisition added $1.5 million of revenue. Operating income and EBITDA increased 19% and 15% respectively over the same period in 2001. Earnings for the quarter improved 11% to $4.3 million. Diluted earnings per share decreased 19% to 9.6 cents due to the 23% dilution from the April 4, 2002 equity issue offset by the improved earnings.

EBITDA represented 34% of revenue in both 2002 and 2001. Operating costs as a percentage of revenue increased to 64% from 63% in 2001.

In total, general and administrative, interest and depreciation expense decreased to 13% of revenue from 14% in 2001. The reduced interest expense reflects both lower interest rates and lower debt levels. Depreciation increased slightly as a result of the 2001-02 capital expenditures.

Nine months ended September 30, 2002

Revenue for the first nine months of 2002 increased 13% to $77.4 million. Oilfield revenue, excluding $8.6 million ($1.7 million in 2001) in revenue from the facilities acquired in 2001, improved 3% to $45.6 million. Revenue for Industrial, excluding $1.5 million from the facilities acquired in 2002, declined $1.1 million or 5%, reflecting lower product prices and decreased sales of recycled products. Operating income and EBITDA, excluding takeover bid costs, increased 23% and 16% over 2001. Earnings for the nine months increased 9% to $9.0 million. The net effect of the improved earnings and the 23% dilution from the April 4, 2002 equity issue is a decrease of diluted earnings per share of 16% to 21.1 cents compared with 25.1 cents in 2001.

EBITDA, excluding takeover bid costs, represented 32% of revenue, compared with 31% in 2001. Operating costs as a percentage of revenue decreased to 66% compared with 67% in 2001.

In total, general and administrative, interest and depreciation expenses remained flat at 15% of revenue. Reduced interest expense reflects lower interest rates and debt levels, while increased depreciation expense is due to the 2001-02 capital investment program.

Current income taxes include the large corporation and provincial capital taxes. Current cash taxes have been deferred as a result of utilizing capital cost allowance in excess of book depreciation.

Capital Expenditures

Capital expenditures during the quarter were $15.1 million, compared with $28.1 million in the third quarter of 2001. Capital expenditures for the year to date were $21.4 million compared with $41.8 million in 2001.

Liquidity and Financial Resources

As previously reported, during the second quarter the Company completed a $30.0 million equity issue. The $28.1 million of net proceeds from the financing was used to pay down debt and improve working capital. At September 30, 2002 the Company's bank debt was $40.5 million and the $12.0 million operating line was unutilized. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its working capital needs and planned capital expenditures for the foreseeable future.

Accounting Changes

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook, section 3062, regarding goodwill. Under the revised standard, goodwill is not amortized on a regular basis, but is examined annually for impairment. During the third quarter of 2001, amortized goodwill totalled $0.2 million or 0.3 cent per share net of tax (2002 - nil). As part of the transitional provisions of the standard, goodwill as at January 1, 2002 was evaluated for impairment based on estimated discounted cash flows of each reporting unit over their remaining life. As at January 1, 2002 it was determined that the value of goodwill in the Industrial reporting unit was impaired and, in accordance with the new standard, goodwill, future income taxes and retained earnings were reduced by $3.1 million ($2.2 million after tax). The goodwill balance of $10.8 million as at September 30, 2002 relates entirely to the Oilfield reporting unit and was not impaired.

Also effective January 1, 2002, the Company adopted the recommendation of the CICA Handbook, section 3870, concerning stock-based compensation.

Consolidated Financial Statements of

NEWALTA CORPORATION

December 31, 2001 and 2000

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street SW
Calgary, Alberta T2P 0S7

Telephone: 403-267-1700
Facsimile: 403-264-2871

Auditors' Report

To the Shareholders of
Newalta Corporation:

We have audited the consolidated balance sheets of **Newalta Corporation** as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 1, 2002

(signed) *Deloitte & Touche LLP*
Chartered Accountants

Newalta Corporation

Consolidated Balance Sheets
As at December 31,
($000s)

	2001	2000
Assets		
Current assets		
Cash	**-**	891
Accounts receivable	**20,330**	15,696
Inventory	**4,645**	3,046
Future income tax (Note 9)	**4,000**	1,179
	28,975	20,812
Capital assets (Note 2 and 3)	**189,576**	149,824
Goodwill (Note 2 and 4)	**13,687**	10,402
	232,238	181,038
Liabilities		
Current liabilities		
Bank indebtedness	**10,374**	-
Accounts payable	**12,661**	11,190
Current portion of long-term debt (Note 5)	**15,273**	60
	38,308	11,250
Long-term debt (Note 5)	**45,080**	51,620
Debentures (Note 6)	**3,000**	-
Future income taxes (Note 9)	**29,779**	22,088
Site restoration	**2,308**	1,865
	118,475	86,823
Shareholders' Equity		
Share capital (Note 7)	**69,481**	59,216
Retained earnings	**44,282**	34,999
	113,763	94,215
	232, 238	181,038

Approved by the Board

(signed) ***Ronald L. Sifton*** **Director**

(signed) ***R. Vance Milligan*** **Director**

Newalta Corporation

Consolidated Statements of Operations and Retained Earnings

For the Years Ended December 31,
($000s)

	2001	2000
Revenue	**92,960**	78,421
Expenses		
Operating	**60,837**	54,314
General and administrative	**2,070**	1,997
Interest (Note 5)	**3,493**	3,753
Depreciation and amortization	**9,100**	8,254
Takeover bid and integration costs (Note 8)	**2,528**	-
	78,028	68,318
Operating income	**14,932**	10,103
Provisions for income taxes (Note 9)		
Current	**489**	455
Future	**4,204**	1,930
Net earnings	**10,239**	7,718
Retained earnings, beginning of year	**34,999**	28,485
Reduction from implementation of accounting standards (Notes 1 and 9)	**-**	(1,200)
Reduction from share buy back (Note 7)	**(956)**	(4)
Retained earnings, end of year	**44,282**	34,999
Earnings per share	**$0.306**	$0.236
Diluted earnings per share	**$0.306**	$0.235

Newalta Corporation

Consolidated Statements of Cash Flows

For the Years Ended December 31,
($000s)

	2001	2000
Net inflow (outflow) of cash related to the following activities:		
Operating		
Net earnings	**10,239**	7,718
Items not requiring cash		
Depreciation and amortization	**9,100**	8,254
Future income taxes	**4,204**	1,930
Cash flow from operations	**23,543**	17,902
Decrease (increase) in operating net assets	**(4,706)**	2,521
	18,837	20,423
Investing		
Additions to capital assets	**(27,804)**	(14,124)
Acquisition of Anadime, including bank indebtedness (Note 2)	**(4,620)**	-
Net proceeds on sale of capital assets	**84**	85
Site restoration	**(136)**	(121)
	(32,476)	(14,160)
Financing		
Issuance of common shares	**23**	307
Repurchase of common shares (Note 7)	**(2,685)**	(15)
Increase (decrease) in long-term debt	**5,036**	(3,060)
	2,374	(2,768)
Net cash inflow (outflow)	**(11,265)**	3,495
Cash (bank indebtedness), beginning of year	**891**	(2,604)
Cash (bank indebtedness), end of year	**(10,374)**	891

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2001 and 2000
($000s)

Newalta Corporation (the "Company") is a Canadian company engaged in maximizing the inherent value in oil, gas and industrial wastes through recovery of saleable products and recycling, rather than disposal. Through 32 integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, including producers of crude oil and natural gas, and automotive and industrial businesses.

1. Summary of Significant Accounting Policies

These consolidated financial statements which include the accounts of the Company, its wholly owned subsidiary companies and its 50% share in a jointly controlled partnership, have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Cash and Cash Equivalents

Cash is defined as cash and short-term deposits with maturities of three months or less.

Financial Instruments

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to the short term maturity of these instruments. The Company's credit risk from customers is minimized by its broad customer base and diverse product lines. The Company is exposed to interest rate risk due to the floating interest rate on its credit facility.

Inventory

Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value.

Capital Assets

Capital assets are stated at cost. Depreciation is provided at various rates from 5% to 20% designed to amortize the costs, net of salvage value, over their estimated useful lives.

Goodwill

Goodwill is amortized on a straight-line basis over 20 years. The net carrying value of goodwill would be written down if the value were permanently impaired. The Company assesses impairment by determining whether the unamortized goodwill balance can be recovered through estimated undiscounted operating cash flows of the acquired operations over their remaining life. Goodwill acquired since July 1, 2001 has not been amortized in accordance with CICA handbook section 3062.

Site Restoration

The Company provides for estimated future site restoration costs for all its facilities based on a 20-year useful life. The provision for site restoration has been included in depreciation and amortization. Costs are estimated each year by management, in consultation with the Company's engineers, on the basis of current regulations, costs, technology and industry standards. Site restoration costs are charged against the provision as incurred.

Revenue Recognition

The major sources of revenue for the Company relate to the receipt of waste material for processing and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and the liability for the waste is assumed by the Company. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

Future Income Taxes

The Company follows the liability method of tax allocation. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

($000s)

Earnings Per Share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the "treasury stock" method. At December 31, 2001, the basic weighted average number of shares outstanding is 33,447,000 (2000 – 32,749,000) and the diluted weighted average number of shares is 33,626,000 (2000 – 32,797,000).

Effective January 1, 2001, the Company retroactively adopted recommendations of the CICA Handbook section 3500 regarding earnings per share. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options issued. Prior to the adoption of the new recommendations diluted per share amounts were determined using the imputed earnings method. If the imputed earnings method were utilized, diluted earnings per common share would have been 29.5 cents per share for the year (22.7 cents in 2000).

Stock Based Compensation Plan

The Company has a stock-based compensation plan, which is described in Note 7. No compensation expense is recognized for the plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

2. Acquisitions

(a) On August 20, 2001, the Company acquired all the issued and outstanding shares of Anadime Corporation in exchange for 2,677,894 of the Company's shares, $3,261 in acquisition and related costs, and the assumption of liabilities and net working capital deficiency. Anadime was engaged in the recovery and recycling of oilfield waste materials, and its six facilities were very similar to the Company's existing oilfield facilities. The following table summarizes the value of the consideration given, and the values of the assets and liabilities acquired in the acquisition of Anadime.

($000s)

Shares issued	8,971
Cash	3,261
Total consideration	12,232
Fixed assets	16,900
Goodwill	3,962
Working capital deficiency	(1,173)
Long term debt	(3,637)
Convertible debenture	(3,000)
Future income tax	(667)
Site restoration	(153)
Total	12,232

The above valuations include some accruals and are management's best estimate at the present time. Some values may change as actual costs are incurred. Management is currently completing its valuation of a partnership interest and its underlying assets acquired in this acquisition. Once this valuation is complete, there may be a change in the values assigned fixed assets and goodwill.

(b) In June 2001, the Company acquired an industrial waste water distillation facility from Aqua Pure Ventures Inc. The total purchase price of $3,500 which was allocated to land, buildings and equipment, consisted of $500 cash and 857,143 common shares of the Company.

3. Capital Assets

	2001			2000		
	Cost	**Accumulated Depreciation And Amortization**	**Net Book Value**	Cost	Accumulated Depreciation And Amortization	Net Book Value
Plant and equipment	**232,682**	**48,986**	**183,696**	184,265	39,260	145,005
Land	**5,880**	**-**	**5,880**	4,819	-	4,819
	238,562	**48,986**	**189,576**	189,084	39,260	149,824

($000s)

4. Goodwill

	2001	2000
Cost	**16,807**	12,878
Accumulated amortization	**3,120**	2,476
	13,687	10,402

Goodwill includes $3,962, which is not subject to amortization.

5. Long-Term Debt

	2001	2000
Revolving reducing term facility	**60,000**	51,500
Other	**353**	180
	60,353	51,680
Less current portion	**15,273**	60
	45,080	51,620

The Company has a credit facility comprised of two segments:

(a) $60,000: Revolving reducing term bearing interest at bank prime plus .75% per annum or at The Bankers Acceptance base plus 2.25% per annum at the Company's option.

(b) $12,000: Demand revolving, bearing interest at bank prime plus .50% per annum or at The Bankers Acceptance base plus 2% per annum at the Company's option.

Segment (a) will reduce $1,250 per month commencing January 2002.

The credit facility is secured principally by a general security agreement over the Company's assets. Interest paid during the year amounted to $3,453 (2000 - $3,753) of which $3,161 (2000 - $3,571) relates to long term debt and debentures. Other long term debt consists of $120 in non-interest unsecured debt, $168 in term debt secured by certain equipment bearing interest at 8.1% and $65 in capital leases. The principal due on long-term debt over the next four years is as follows: 2002 - $15,273, 2003 - $15,078, 2004 - $15,001, and in 2005 - $15,000.

6. Debentures

The 8% unsecured Convertible Subordinated Debentures mature on September 30, 2003 and bear interest at 8% per annum payable semi-annually on April 30, and October 31. They are convertible into common shares at $5.75 per share at the option the holder at any time up to the maturity date. The Company may, at its option and subject to certain restrictions, redeem the debentures in whole or in part.

7. Share Capital

(a) Authorized (000s)

Unlimited number of senior and junior preferred shares and common shares without nominal or par value

Common Shares Issued

As at December 31, 1999	32,590	58,920
Issued for stock options exercised	214	307
Normal course issuer bid	(6)	(11)
As at December 31, 2000	**32,798**	**59,216**
Issued for stock options exercised	**35**	**23**
Issued for acquisitions (Note 2)	**3,535**	**11,971**
Normal course issuer bid	**(960)**	**(1,729)**
As at December 31, 2001	**35,408**	**69,481**

($000s)

(b) Common Share Purchase Warrants

On October 6, 1999, the Company issued 2 million common share purchase warrants. Each warrant entitled the holder thereof to purchase one common share on or before October 4, 2001 at a price of $4.75 per share. No warrants were exercised prior to their expiry on October 4, 2001.

(c) Stock Option Plans

Under the stock option plan, the Company may grant options to its management, directors and employees for up to 3,158,000 common shares. The exercise price of each option equals or exceeds the market price of the Company's common shares on the date of grant and an option's maximum term is 7 years. Options vest 20% on the date of grant and 20% annually thereafter. Options granted after May 24, 2001 have share appreciation rights attached. Each right entitles the participant to receive from the Company an amount equal to the positive difference obtained by subtracting the strike price from the closing trade price of the common shares on the date of exercise.

	Options (000's)	Weighted Average Exercise Price ($)
As at December 31, 1999	2,503	4.21
Granted	-	-
Exercised	(214)	1.43
As at December 31, 2000	**2,289**	**4.47**
Granted	**780**	**3.12**
Exercised	**(35)**	**.65**
Forfeited	**(608)**	**3.55**
As at December 31, 2001	**2,426**	**4.32**
Exercisable at December 31, 2001	**1,450**	**4.93**

($000s)

Range of Exercise Prices(s)	Options Outstanding December 31, 2001 (000's)	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price ($)	Options Exercisable December 31, 2001 (000's)	Weighted Average Exercise Price ($)
2.05	50	2.2	2.05	30	2.05
2.70 to 3.50	1,620	4.3	3.16	742	3.17
6.35 to 8.40	756	0.9	6.93	678	7.00
	2,426	3.2	4.32	1,450	4.93

(d) Share Repurchase

On December 19, 2000, the Company announced its intention to make a normal course issuer bid for up to 5% of the outstanding common shares. During December 2000, the Company purchased 5,900 common shares, and allocated $11 to share capital, and $4 to retained earnings. From January 1 to December 18, 2001, the Company purchased 960,450 common shares for a total cost of $2,685 and allocated $1,729 to share capital, and $956 to retained earnings. On December 19 2001, the Company announced its intention to make another normal course issuer bid for up to 5% of the outstanding common shares. To date, no shares have been purchased under the new bid.

8. Takeover Bid and Integration Costs

(a) Takeover Bid

On May 2, 2001, Canadian Crude Separators Inc. ("CCS") made an unsolicited offer for the common shares and warrants of the Company. CCS terminated the offer on July 6, 2001. The costs of defending against the take-over bid, in the amount of $1,754 were expensed in the second quarter.

(b) Integration

In connection with the integration of the Anadime acquisition, the Company reorganized its operations. In accordance with CICA handbook EIC 114, $774 in severance, relocation and facility closure costs related to the integration were expensed in the fourth quarter.

($000s)

9. Income Taxes

Effective January 1, 2000, the Company adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants, "Income Taxes". Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. The standard has been adopted retroactively, and the Company has elected not to restate prior year's consolidated financial statements. The cumulative effect of initial adoption of the new standard was to increase the future tax liability by $1,200 and to reduce retained earnings by the same amount. The impact of these recommendations on the 2000 financial results was to decrease income tax expense and increase earnings by $2,250.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax liabilities and assets are as follows:

	2001	2000
Future income tax liabilities		
Capital assets	**34,836**	29,069
Goodwill	**1,127**	1,311
	35,963	30,380
Future income tax assets:		
Non-capital loss carry forwards	**9,215**	8,148
Site restoration	**874**	702
Other	**95**	621
	10,184	9,471
Net future income tax liability	**25,779**	20,909

Management believes that a portion of the net future income tax liability will be realized in 2002 due to the application of non-capital loss carry-forwards to reduce taxable income. Accordingly, a current future tax asset has been recorded as follows:

	2001	2000
Current future tax asset	**4,000**	1,779
Long term future tax liability	**29,779**	22,088
Net future income tax liability	**25,779**	20,909

($000s)

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Company and its subsidiaries.

The income tax expense or benefit differs from the amount computed by applying Canadian statutory rates to income before income for the following reasons:

	2001	2000
Current statutory income tax rate	**40%**	41%
Income taxes expense (benefit) at current statutory rate	**5,950**	4,140
Increase (decrease) in taxes resulting from:		
Capital taxes	**489**	455
Other	**44**	40
Effect of substantively enacted tax rate change	**(1,790)**	(2,250)
Income tax expense	**4,693**	2,385

Taxes paid during the current year amounted to $380 (2000 - $431).

10. Commitments

(a) Lease Commitments

The Company has annual commitments for leased premises in the amount of $720.

(b) Letters of Guarantee

As of December 31, 2001, the Company had issued Letters of Guarantee in respect of compliance with environmental licenses in the amount of $708.

11. Segmented Information

The Company has two reportable segments. The Conventional and Heavy Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial and Oil Recycling segment collects waste lubricating oil, automotive, and industrial wastes in western Canada, which are processed into resaleable products.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2001 and 2000
($000s)

2001	Conventional and Heavy Oilfield	Industrial and Oil Recycling	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	62,870	30,090			92,960
Inter segment revenue	365	66	(431)		0
Operating expense	28,583	21,260	(431)		49,412
Indirect operating expense	3,909	2,139		5,377	11,425
Depreciation and amortization	5,756	2,923		421	9,100
Net margin	24,987	3,834	0	(5,798)	23,023
General and administrative				2,070	2,070
Interest expense				3,493	3,493
Takeover & integration costs				2,528	2,528
Operating income	24,987	3,834		(13,889)	14,932
Capital expenditures	37,523	13,208		1,142	51,873
Total assets	146,962	77,001		8,275	232,238

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2001 and 2000
($000s)

2000	Conventional and Heavy Oilfield	Industrial and Oil Recycling	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	51,482	26,939			78,421
Inter segment revenue	79	447	(526)		0
Operating expense	23,384	20,013	(526)		42,871
Indirect operating expense	4,600	2,088		4,755	11,443
Depreciation and amortization	5,030	2,504		720	8,254
Net margin	18,547	2,781	0	(5,475)	15,853
General and administrative				1,997	1,997
Interest expense				3,753	3,753
Takeover & integration costs				0	0
Operating income	18,547	2,781		(11,225)	10,103
Capital expenditures	10,035	2,798		1,291	14,124
Total assets	111,125	65,252		4,661	181,038

Note: Inter-segment revenue is recorded at market, less the costs of serving external customers. Management does not allocate general and administrative, taxes, and interest costs in the segment analysis.

Management's Discussion and Analysis for the Year Ended December 31, 2001

Summary

The Company delivered record operating results for the year ended December 31, 2001. Revenue in 2001 increased 19% to $93 million, as compared with $78.4 million in 2000. Operating income and net earnings, in 2001, increased 48% and 33% respectively.

Cash flow and EBITDA, in 2001, increased 32% and 24% respectively from 2000. Diluted EPS increased 30% to 31 cents per share in 2001 from 24 cents per share in 2000.

Excluding costs in the amount of $2.5 million related to the unsuccessful CCS takeover bid and the integration costs associated with the successful Anadime acquisition, diluted EPS increased 46% to 35 cents in 2001.

Capital expenditures for 2001 totaled $51.9 million and included $26.2 million of acquisitions completed during the third quarter of 2001. These expenditures have established the foundation for the Company's growth in 2002.

During 2001, pursuant to its normal course issuer bid, the Company purchased and cancelled 960,450 common shares for a total cost of $2.7 million or $2.80 per common share.

Acquisitions

During 2001, Newalta made two acquisitions, reflecting the Company's commitment to broadening its service offering and to achieving its long-term growth objectives.

In June 2001, Newalta acquired Aqua-Pure's Calgary facility, the first industrial water recovery facility of its kind in the Province of Alberta. The Company also acquired exclusive waste management use in all of Canada for Aqua-Pure's proprietary Compact Rising Film Evaporator and Electrofloc technologies. The purchase price of $3.5 million consisted of $0.5 million cash and 857,143 common shares.

With the addition of this facility and intellectual property, Newalta is well positioned to leverage waste water technology to penetrate existing and new markets and to add value to existing operations.

In August 2001, Newalta acquired Anadime, an oilfield services company offering waste processing and treatment services to the oil and gas industry in Western Canada. The total purchase price of $20.9 million consisted of 2,677,894 common shares ($9.0 million), $3.3 million cash and $8.6 million relating to the assumption of the working capital deficiency and long term debt of Anadime. The addition of Anadime's assets and employees strengthened Newalta's market position in oilfield waste management in Western Canada.

Unsolicited Takeover Bid

On May 2, 2001, CCS made an unsolicited bid to acquire all of the outstanding common shares and warrants of the Company. Following rejection by Newalta's shareholders, CCS withdrew their offer on July 6, 2001 and Newalta continued to implement its business plan, including execution of management's eastern Canada expansion strategy.

Results of Operations

Fiscal 2001 revenue increased 19% to a record $93 million driven by higher oil and gas activity levels combined with an average 7% mid-year price increase. The acquisition of Anadime added $4.3 million in revenue from August 20, 2001 to December 31, 2001. Operating costs in 2001, as a percentage of revenue, declined 3.8% to 65.4%, reflecting the leverage on incremental revenue, the synergies from the Anadime acquisition and cost reductions achieved from the reorganization.

In 2001, general and administrative costs ("G&A"), as a percentage of revenue, decreased to 2.2% from 2.5%. No additional G&A costs were incurred as a result of 2001 acquisitions. In order to integrate the Anadime acquisition and realize the operating synergies in staffing and facilities, the Company reorganized its operations during the second half of 2001. In accordance with the Canadian Institute of Chartered Accountants ("CICA") handbook EIC 114, severance, closure and other costs directly related to Anadime in the amount of $1.8 million were capitalized as a cost of the acquisition. Severance, facility closure and other costs not directly related to Anadime, but arising as a result of the acquisition in the amount of $0.8 million were expensed in the fourth quarter of 2001.

Although debt levels of the Company increased during 2001, interest expense decreased as the prime rate declined. Prime rate averaged approximately 5.75% for 2001 as compared to approximately 7.25% for 2000. At December 31, 2001, 99% of the Company's long-term debt had floating interest rates. Based on the long-term debt balance at December 31, 2001, a 1% change in interest rates would result in a change in interest expense of approximately $0.6 million. Depreciation in 2001, as a percentage of revenue, decreased to 9.8% from 10.5%. Operating income, in 2001, adjusted for the takeover bid and integration costs, improved 73% to $17.5 million. Diluted earnings per share in 2001, excluding the takeover bid and integration costs, improved 46% to 35 cents.

In 2001, the Company continued to defer current taxes as a result of utilizing capital cost allowance in excess of book depreciation. The current income tax expense for 2001 and 2000 reflects only federal and provincial capital taxes. The Company has adopted the new accounting recommendation of the CICA relating to the liability method of tax allocation in accounting for income taxes.

Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The recommendation was adopted retroactively, effective January 1, 2000.

The cumulative effect of the federal tax rate reduction in the amount of $2.2 million, or 6.5 cents per share, was booked in the fourth quarter of 2000. The cumulative effect of provincial tax rate reductions of $1.9 million, or 5.8 cents per share, was booked in the second quarter of 2001. Changes in the periods and the income tax rates that the temporary differences relating to capital assets and loss carry forwards would be used by the Company, resulted in an additional future income tax provision of $0.8 million or 2.2 cents per share being recorded in the fourth quarter of 2001.

As a result of claiming maximum capital cost allowances, the Company has available tax carry forward losses of $25.3 million, with the result the Company does not anticipate being fully cash taxable for at least three years.

Segmented Performance

Conventional and Heavy Oilfield

The Conventional and Heavy Oilfield segment recovers and resells crude oil from oilfield wastes. This segment accounts for 63% of the Company's total assets and generates 68% of the Company's total revenue. Revenue from the segment is generated from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of the waste materials received are generated from ongoing oil production in western Canada, with the balance generated from drilling activity. In periods of declining crude oil prices, revenues and margins are impacted immediately with respect to recovered crude oil sales. The impact of declining crude oil prices on the waste volumes received is immediate in Heavy Oilfield and lags by approximately 6 – 12 months in Conventional Oilfield. This difference in timing reflects the inherent lower economics and higher volumes of waste generated in heavy oil production as compared to light conventional oil production. Heavy Oilfield revenue is also impacted by the fluctuations of condensate prices used for blending and by heavy oil differentials. In 1997, Heavy Oilfield revenue represented 28% of total Company revenue as compared to 21% for 2001 and is estimated to be approximately 18% for 2002.

The cornerstone of the Company's unique business platform remains the recovery and resale of products from waste. During 2001, the Company continued the development of centrifuge technology to recover crude oil from difficult-to-treat liquid waste oil streams. In 2001, a total of 881,000 bbls of crude oil was recovered of which 278,000 bbls were sold for the Company's account, with the balance credited to customers. This compares to 623,000 bbls and 206,000 bbls, respectively, for 2000. Revenue generated from crude oil sales totaled $8.0 million (2000 - $6.4 million) or 8.6% (2000 – 8.1%) of the Company's total revenue. Average revenue per bbl from crude oil sold in 2001 declined 21% to $28.80 per bbl from $36.31 per bbl in 2000.

Despite lower crude oil prices, segment revenue in 2001 improved $11.4 million or 22%. Conventional Oilfield revenue in 2001 improved 28% to $43.4 million and Heavy Oilfield revenue in 2001 improved 11% to $19.5 million. On August 20, 2001, six facilities at Niton Junction, Hays, Stettler, Provost, Elk Point, and Willesden Green, Alberta, were added to the Conventional network with the acquisition of Anadime. The Elk Point facility was closed in the fourth quarter of 2001. These facilities added $4.3 million in revenue in the last four months of 2001. In Conventional Oilfield, 2001, average revenue from crude oil sales dropped 15% to $34.57 per bbl (2000 - $40.60 per bbl). Average 2001 Heavy Oilfield crude oil revenue from crude oil sales dropped 23% to $23.15 per bbl (2000 - $30.07 per bbl). Segment net margin in 2001 improved to 39.7% from 36.0%, reflecting leverage on incremental revenue, cost reductions from the reorganization and synergies from the acquisition of Anadime.

Segment capital expenditures, including acquisitions, totaled $37.5 million as compared to $10.0 million for 2000. Capital expenditures for 2002 are estimated to be approximately $9.0 million, depending on cash flow.

The outlook for Conventional Oilfield remains positive with current crude oil prices being well above price levels where production would be shut-in. The Company anticipates differentials for heavy oil returning to normalized levels in 2002.

Industrial and Oil Recycling

The Industrial and Oil Recycling segment collects automotive and industrial wastes and waste lubricating oil in Western Canada, which are then processed by the Company into resaleable products. This segment accounts for 33% of the Company's total assets and generates 32% of the Company's total

revenue. The Company produces various recycled products from waste lubricating oil, including burner fuel, fuel oil and drilling oil. The average price for these products in 2001 increased approximately 35% from 2000.

In 2001, segment revenue increased 11.7% to $30.1 million. Revenue from segment product sales in 2001, improved 22% to $13.8 million, reflecting higher average product prices. Segment product sales in 2001, were 14.8% of the Company's total revenue (2000 – 14.4%). Industrial revenue improved 10.6% in 2001, to $18.2 million. Industrial product sales in 2001, increased 31% to $4.9 million or 27% of Industrial revenue. Oil Recycling revenue was up 17.5% in 2001, to $8.9 million. Waste lube oil collections, in 2001, remained flat at 46.5 million litres as compared to 46.8 million litres in 2000. Oil Recycling product sales in 2001, accounted for 75% (2000 – 72%) of Oil Recycling revenue. In 2001, improved product pricing and reduced operating costs resulted in an increase in net margin to 12.7%, up from 10.3% in 2000.

Segment capital expenditures for 2001, including acquisitions, were $13.2 million as compared to $2.8 million for 2000. Capital expenditures for 2002 are estimated to be approximately $4.0 million, depending on cash flow. The focus in 2002 will be to maintain the current volume of waste lube oil collected, increase market share in the Industrial sector, especially in industrial waste water and sludges and improve product prices.

Capital Expenditures

Capital expenditures for 2001, net of disposal proceeds, were $51.8 million, up substantially from $14.0 million in 2000. The Aqua-Pure facility and Anadime acquisitions and subsequent capital upgrades totaled $26.2 million or 51% of the Company's 2001 total capital expenditures. Growth and productivity capital of $17.6 million, in 2001, consisted of major upgrades and expansions of Airdrie, Calgary, Elk Point, Drayton Valley and Zama, Alberta and a new facility at Nanaimo, British Columbia. Sustenance capital for 2001 was approximately $8.0 million (2000 - $5.3 million) and is expected to be approximately $8.0 million for 2002. The $51.8 million in capital expenditures in fiscal 2001, were funded by $23.5 million from cash flow, $12.0 million from debt, $12.0 million from the issuance of equity and $4.3 million from working capital. Total capital expenditures for 2002, excluding acquisitions, if any, are estimated to be approximately $14.5 million, depending on cash flow.

Liquidity and Financial Resources

At December 31, 2001, total long-term debt (including convertible debentures assumed from Anadime and current portion of long-term debt) was $63.4 million, or 2.3 times trailing EBITDA.

The increase in long-term debt is attributable to the Anadime acquisition, which including $1.5 million of post acquisition capital expenditures, totaled $22.4 million. In January 2002, the Company began monthly principal payments of $1.25 million. Management estimates that operating cash flows in 2002 will be sufficient to fund the anticipated capital expenditures and principal payments.

The Company's working capital (excluding the current portion of long-term debt and the future income tax asset), declined $6.5 million during 2001, to $1.9 million at December 31, 2001. Working capital was drawn down to fund capital expenditures and the purchase of the common shares of the Company pursuant to a normal course issuer bid.

For 2002, management has commenced a plan to improve the Company's balance sheet and create capacity to fund its growth by disposing of certain excess non-strategic assets. An advisor has been

retained to assist the Company in the possible sale and leaseback, in the ordinary course of business, of certain Industrial land and buildings.

Share Capital

During 2001, the Company issued 3,535,000 common shares, related to the acquisition of Anadime and the Aqua-Pure facility, for total consideration of $12.0 million. Also during 2001, 960,450 common shares were purchased for cancellation pursuant to the company's normal course issuer bid for total consideration of $2.7 million or $2.80 per common share. In order to facilitate the Company's expansion strategy into eastern Canada, management anticipates the possible issuance of equity from treasury over the next two years. The amount will be dependent on the timing, size, and quality of the opportunities, available debt capacity, equity market conditions and the current share trading price.

New Accounting Pronouncements

The Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") has approved Handbook section 3062 "Goodwill and Other Intangible Assets." Section 3062 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. For the year ended December 31, 2001 the Company recorded goodwill amortization of $0.6 million that will no longer be recorded in 2002 and beyond. In addition, the Company will review the valuation of goodwill as at January 1, 2002 under the transitional rules. Management of the Company has not yet determined the impact, if any, on the financial statements. Effective January 1, 2002, the Accounting Standards Board of the CICA has approved Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments." Section 3870 establishes new standards for stock based compensation including the accounting related to the Company's Stock Option Plan. Management of the Company does not believe the adoption of the section will have a material impact on the financial statements.

Outlook

With a full year's contribution from the Anadime facilities, combined with the 2001 capital upgrades and expansions and anticipated higher heavy oil netbacks, management expects continuing strong operating performance in 2002. The Company continues to evaluate business development opportunities in Eastern Canada as an essential component of its growth strategy.

Risks and Uncertainties

This Management's Discussion and Analysis contains forward looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Company's business and results of operations. There are a number of factors that could cause actual results to differ materially from those indicated. Approximately two-thirds of the Company's revenue is directly affected by the level of activity in the oil and gas industry which in turn, is directly affected by world energy prices. Fluctuations in commodity prices also affects the value of the products the Company recovers and resells, which in 2001 accounted for 24% of total revenue. The Company's business is also affected by government legislation and regulation and by competition which varies by locality and by type of service rendered. The Company currently has no swaps, hedges or derivatives.

BMO Nesbitt Burns

Investment & Corporate Banking
Canada Trust Tower
1400, 421 - Seventh Ave SW
Calgary, Alberta T2P 4K9
(403) 515-1500

APPENDIX E

FAIRNESS OPINION

January 16, 2003

The Board of Directors
Newalta Corporation
1200, 333 – 11th Avenue S.W.
Calgary, Alberta
T2P 4K9

To the Board of Directors:

We understand that Newalta Corporation ("Newalta") has proposed a reorganization of Newalta to be implemented by a plan of arrangement (the "Arrangement") pursuant to Section 193 of the *Business Corporations Act* (Alberta) whereby Newalta will effectively be reorganized into a trust (the "Fund") that will distribute a substantial portion of its cash flow, subject to, among other things, adjustments for long-term debt repayment and maintenance and growth capital expenditures, to the holders (the "Unitholders") of trust units (the "Trust Units") of the Fund. The terms and conditions of the Arrangement are set forth in the Newalta information circular to be dated January 16, 2003 and related documents (collectively, the "Circular"), to be mailed to all holders (the "Shareholders") of common shares (the "Common Shares") of Newalta and all holders (the "Optionholders") of options (the "Options") to acquire Common Shares.

The Arrangement provides, among other things, that each Common Share (other than those held by dissenting Shareholders and those held by Shareholders who do not hold at least 200 Common Shares and who do not elect to receive Trust Units) will be exchanged for Trust Units on the basis of one Trust Unit for every two Common Shares held, and Optionholders will receive cash or rights to receive Trust Units depending on the terms of such Options, as is more fully described in the Arrangement.

In order for the Arrangement to become effective, the Shareholders, the Optionholders and the Court of Queen's Bench of Alberta (the "Court") must approve the Arrangement. A special meeting of the Shareholders and the Optionholders has been set for February 24, 2003, with an application for an order of the Court approving the Arrangement to follow. BMO Nesbitt Burns Inc. (together with its affiliates, "BMO Nesbitt Burns") has assumed that all of the conditions required to implement the Arrangement will be satisfied and the Arrangement will be completed as described in the Circular, substantially in the form approved by the Board of Directors of Newalta (the "Board") without any material variations in the terms and conditions.

BMO Nesbitt Burns has been engaged to provide financial advice to the Board, including providing our opinion (the "Opinion") as to the fairness, from a financial point of view, of the Arrangement to the Shareholders and to the Optionholders.

Credentials of BMO Nesbitt Burns

BMO Nesbitt Burns is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of BMO Nesbitt Burns and the form and content have been approved for release by a committee of its investment banking professionals, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Relationship with Interested Parties

Neither BMO Nesbitt Burns nor any of its associates and affiliates is an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of Newalta or any of its associates or affiliates. BMO Nesbitt Burns has not been engaged to provide any financial advisory services nor has it participated in any financing involving Newalta or any of its associates or affiliates within the past two years except that Bank of Montreal, the sole shareholder of BMO Nesbitt Burns, is currently a participant in a credit facility with Newalta. The fees and other amounts paid or which remain payable in connection with the credit facility are not material to Bank of Montreal and the fees and amounts remaining to be paid relate solely to Bank of Montreal's participation in the credit facility and are not related to the Arrangement or the Opinion. BMO Nesbitt Burns may, in the future, in the ordinary course of its business, perform or continue to perform financial, advisory or investment banking services for Newalta, the Fund or any of their respective associates or affiliates. BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in all major Canadian financial markets and as such has had, and may have, positions in the securities of Newalta or the Fund and from time to time, has executed or may execute transactions on behalf of Newalta or the Fund for which it received or may receive compensation. In addition, as an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, be expected to provide research reports and investment advice to its clients on issuers and investment matters, including with respect to Newalta, the Fund, their respective securities or the Arrangement. BMO Nesbitt Burns does not believe that any of these relationships affect BMO Nesbitt Burns' independence with respect to the Opinion expressed herein.

BMO Nesbitt Burns has been engaged as financial advisor to the Board and will be paid fees for its services, including fees that are contingent on certain events. In addition, BMO Nesbitt Burns will be reimbursed for its reasonable out-of-pocket expenses and is indemnified by Newalta in certain circumstances.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(i) the most recent draft of the Circular dated as at January 15, 2003;

(ii) the most recent draft of the Arrangement Agreement dated January 16, 2003 and other agreements necessary for the implementation of the Arrangement;

(iii) the Deed of Trust dated January 16, 2003;

(iv) the annual reports of Newalta for the fiscal years ended December 31, 1999, 2000 and 2001;

(v) Newalta's proxy circulars and annual information forms for the fiscal years ended December 31, 1999, 2000 and 2001;

(vi) the unaudited interim consolidated financial statements of Newalta prepared by management for the three months ended March 31, 2002, the six months ended June 30, 2002 and the nine months ended September 30, 2002;

(vii) other public information relating to the business, operations, financial performance and stock trading history of Newalta;

(viii) certain non-public information regarding Newalta, its business operations and prospects, including the budget for fiscal 2003 and other financial information as prepared and provided by the management of Newalta;

(ix) information relating to the trading history of, and historical cash distributions made by, selected income trusts similar to the Fund;

(x) information with respect to other transactions of a comparable nature that we considered relevant;

(xi) discussions with senior management of Newalta relating to the past and future operations of the business, the state of the industry, the Company's competitive position in the market, and opportunities for growth;

(xii) discussions with senior management of Newalta with respect to, among other things, the pro forma cash flows of the Fund, the Arrangement, the Arrangement Agreement and the proposed unit rights incentive plan;

(xiii) discussions with legal counsel of Newalta with respect to the Arrangement and various other matters;

(xiv) a letter of representation as to certain factual matters, addressed to us and dated the date hereof, provided by senior officers of Newalta; and

(xv) such other information, analysis and discussions as we considered necessary or appropriate in the circumstances.

BMO Nesbitt Burns has not, to the best of its knowledge, been denied access by Newalta to any information requested by BMO Nesbitt Burns.

Assumptions and Limitations

We have not been asked to prepare and have not prepared a valuation of Newalta or any of its material assets and our Opinion should not be construed as such.

With the permission of the Board, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by Newalta and its advisors or otherwise obtained pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the completeness or accuracy of any such information, data, advice, opinions and representations. With respect to the forward looking financial information and budgets provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Newalta as to the matters covered thereby. Senior management of Newalta has represented to us, in a certificate delivered as at the date hereof, among other things, that the information, opinions and other materials (the "Information") provided to us by or on behalf of Newalta are complete and accurate at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Newalta or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied upon the advice of legal and tax counsel, including as disclosed in the Circular and discussed with us, and do not express any opinion thereon. Without limitation, we have relied upon the advice of such counsel with respect to the tax consequences to Newalta, the Shareholders and the Optionholders with respect to the various taxable events which will occur with respect to the Arrangement. We have assumed that all amounts which will be available for distribution to Unitholders (determined in the manner set forth in the Circular) will be distributed to Unitholders. We have also assumed that no material amount of Trust Units will be redeemed in the foreseeable future and that the Fund will qualify as a "unit trust" as defined in the *Income Tax Act* (Canada) and will continue to qualify thereafter as a "mutual fund trust" as defined in the *Income Tax Act* (Canada), and that the Trust Units will be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not be foreign property for such plans.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Newalta as they are reflected in the Information and as they were represented to us in our discussions with management of Newalta. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry

performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

Our Opinion has been provided to the Board for its use only and may not be relied upon by any other person without the prior written consent of BMO Nesbitt Burns. Our Opinion is given as of the date hereof and BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting our Opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Arrangement is fair, from a financial point of view, to the Shareholders and to the Optionholders.

Yours truly,

BMO Nesbitt Burns Inc.

BMO NESBITT BURNS INC.

APPENDIX F
SECTION 191 OF THE
***BUSINESS CORPORATIONS ACT* (ALBERTA)**

1. Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

   (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

   (b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

   (c) amalgamate with another corporation, otherwise than under section 184 or 187,

   (d) be continued under the laws of another jurisdiction under section 189, or

   (e) sell, lease or exchange all or substantially all its property under section 190.

2. A holder of shares of any class or series of shares entitled to vote under section 170, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

3. In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with the section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which the dissents was adopted.

4. A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

5. A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

   (a) at or before any meeting of shareholders at which the resolution is to be voted on, or

   (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

6. An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

   (a) by the corporation, or

   (b) by a shareholder if he has sent an objection to the corporation under subsection (5),

   to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

7. If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

8. Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

9. Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

10. A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

11. A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

12. In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

13. On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

14. On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

15. Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

16. Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

17. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

18. If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

19. Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the

withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

20. A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

NEWALTA

Better ways to manage waste

NEWALTA INCOME FUND

PUBLIC DISCLOSURE RECORD

VOLUME 2 OF 2

NEWALTA CORPORATION
Calgary, Alberta, Canada

PROXY SOLICITED BY MANAGEMENT FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS
February 24, 2003

The undersigned, being a holder of common shares ("Common Shares") or a holder of options ("Options") to acquire Common Shares (collectively, the "Securityholders") of Newalta Corporation (the "Corporation"), hereby appoints Alan P. Cadotte of Calgary, Alberta, or failing him, Ronald L. Sifton of Calgary, Alberta, or instead of either of the foregoing ________________________ of ________________________, as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the special meeting of Securityholders (the "Meeting") of the Corporation to be held at 10:00 a.m., (Calgary time) on February 24, 2003 in the Viking Room at The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, the said proxy being specifically instructed to vote at the said meeting as follows:

1. To vote **FOR** ☐ or **AGAINST** ☐ the special resolution, the full text of which is set forth as Appendix A to the accompanying management information circular (the "Information Circular"), to approve an arrangement under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly set forth and described in the Information Circular;
2. To vote **FOR** ☐ or **AGAINST** ☐ the ordinary resolution to approve a trust unit rights incentive plan for Newalta Income Fund, all as more particularly set forth and described in the accompanying Information Circular; and
3. on any other matters that may properly come before the Meeting in such manner as the said proxy may see fit.

IF THE SECURITYHOLDER DOES NOT SPECIFY A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE PROXY WILL BE VOTED "FOR" ITEMS 1 AND 2 ABOVE AS INDICATED IN THE ACCOMPANYING INFORMATION CIRCULAR.

The person exercising this instrument of proxy has discretionary authority and may vote the shares represented hereby as he considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof.

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ____ day of ____________________, 2003.

____

Signature of Securityholder*

____

Name - Please Print

Number of Common Shares Held: ______________________

Number of Options Held: ______________________

This instrument of proxy, properly executed, is to be mailed in the enclosed envelope and must be received by Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta T2P 0S2, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting in order to be valid.

*This instrument of proxy must be executed by the Securityholder or the Securityholder's attorney authorized in writing. If the Securityholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized in writing. Persons signing as executors, administrators, trustees, etc., should so indicate.

The instructions and rules accompanying this Letter of Transmittal and Election Form should be read carefully before this Letter of Transmittal and Election Form is completed. The Depository (see the back page of this document for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal and Election Form.

LETTER OF TRANSMITTAL AND ELECTION FORM
To accompany certificates for Common Shares of
NEWALTA CORPORATION
To be deposited pursuant to the Arrangement involving Newalta Corporation

This Letter of Transmittal and Election Form, properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates for common shares (the "Common Shares") of Newalta Corporation ("Newalta") deposited in connection with the reorganization of Newalta pursuant to an arrangement to be effected in accordance with Section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement") described in the management information circular of Newalta dated January 16, 2003 (the "Information Circular") to be considered at a meeting of the holders of the common shares ("Common Shares") and holders of options ("Options") to acquire Common Shares of Newalta on February 24, 2003 (the "Meeting").

A Letter of Transmittal and Election Form together with certificates representing the Common Shares held by such Shareholder must be submitted in accordance with the instructions contained herein in order for such Shareholder to receive Trust Units.

Capitalized terms used but not defined in this Letter of Transmittal and Election Form which are defined in the Information Circular have the respective meanings set out in the Information Circular.

TO: NEWALTA CORPORATION
AND TO: NEWALTA INCOME FUND ("Newalta Fund")
AND TO: VALIANT TRUST COMPANY, as Depository

The undersigned delivers to you the following certificate(s) representing Common Shares to be exchanged for unit certificates evidencing one or more Trust Units in accordance with the terms of the Arrangement described in the Information Circular. The following are the details of the enclosed certificate(s) (the "Deposited Shares"):

Certificate Number	Name in which Registered	Number of Common Shares
	TOTAL	

(Please print. If insufficient space, attach a list in the above form)

Registered Shareholders holding less than 200 Common Shares as at the Record Date ("Non-Board Lot Holders") who wish to receive Trust Units rather than cash for their Common Shares must complete this Letter of Transmittal and Election Form and deposit the Letter of Transmittal and Election Form with the Depository prior to 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting, or if the Meeting is adjourned, such time on the business day immediately prior to the date of such adjourned Meeting (the "Election Deadline") and elect in Box D to receive Trust Units rather than cash in exchange for their Common Shares. **Non-Board Lot Holders who make no election by the Election Deadline will be deemed to have elected to receive cash, rather than Trust Units.**

The undersigned acknowledges receipt of the Information Circular and represents and warrants that:

(a) the undersigned has full power and authority to deposit, assign and transfer the Deposited Shares;

(b) when the Deposited Shares are accepted for exchange by Newalta Fund, Newalta Fund will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities.

(c) the certificates described above, together with any certificates submitted with a separate Letter of Transmittal and Election Form as required by the attached instructions, represents all the Common Shares owned by the undersigned; and

(d) unless the undersigned shall have revoked this election by notice given to the Depository not later than the Election Deadline, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares.

IN CONSIDERATION OF THE ARRANGEMENT AND FOR VALUE RECEIVED the undersigned irrevocably assigns to Newalta Fund all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions and payments or other interests which may be declared, paid, accrued or transferred (collectively, the "distributions") on or in respect of the Deposited Shares or any of them on or after the Effective Date of the Arrangement, as well as the right to receive any and all distributions.

The undersigned irrevocably constitutes and appoints each officer of the Depository and each officer of Newalta, and any other person designated by Newalta in writing, the true and lawful agent and attorney of the Deposited Shares, in the name of and on behalf of the undersigned, to do such acts or take such actions with respect to the Deposited Shares as necessary or advisable to give effect to the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Common Shares for Trust Units or cash.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal and Election Form shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

If the Arrangement is approved, the deposit of Common Shares pursuant to this Letter of Transmittal and Election Form is irrevocable. If the Arrangement is not approved, the Common Share certificates deposited pursuant to this Letter of Transmittal and Election Form will be returned to the undersigned or forwarded or held for pick up in accordance with the instructions given herein by the undersigned for delivery of Unit Certificates and/or cheques.

Dated: ______________________________

Signature guaranteed by (if required under Instruction 4):

______________________________ Authorized Signature	______________________________ Signature of Shareholder or Authorized Representative – see Instruction 3
______________________________ Name of Guarantor (please print or type)	______________________________ Name of Shareholder (please print or type)
______________________________ Address (please print or type)	______________________________ Telephone/Facsimile Number of Shareholder
______________________________ Address (cont'd)	______________________________ Name of Authorized Representative, if applicable (please print or type)

The Depository and Newalta Fund are hereby authorized and directed to cause certificates representing the Trust Units, which the registered Shareholder noted herein is entitled to receive in exchange for the Deposited Shares hereby deposited, to be registered in the name of the undersigned (unless alternative registration is required in the manner set forth below) which shall be delivered by first class mail to the address specified or held for pick up, if so indicated:

BOX A

(See Instructions 3 and 4)

ISSUE TRUST UNIT CERTIFICATES OR CHEQUE, AS APPLICABLE, IN NAME OF (please print or type):

☐ Registered holder of Common Shares or:

____
(Name)

____
(Street Address and Number)

____

____
(City and Province)

____
(Country and Postal (ZIP) Code)

____
(Social Insurance Number)

BOX B

(See Instructions 3 and 4)

SEND TRUST UNIT CERTIFICATES OR CHEQUE, AS APPLICABLE, (unless Box C is checked) TO:

☐ Same address as Block A or to:

____
(Name)

____
(Street Address and Number)

____

____
(City and Province)

____
(Country and Postal (ZIP) Code)

BOX C

TO BE CHECKED ONLY IF THE TRUST UNIT CERTIFICATES OR CHEQUE, IF APPLICABLE, ARE TO BE HELD FOR PICK UP RATHER THAN MAILED AT THE FOLLOWING OFFICE OF THE DEPOSITORY:

☐ Calgary
☐ Toronto

BOX D

ELECTION FOR NON-BOARD LOT HOLDERS:

☐ Election to receive Trust Units rather than cash

INSTRUCTIONS AND RULES

1. **Use of Letter of Transmittal and Election Form**

   (a) This Letter of Transmittal and Election Form (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set forth below together with accompanying certificates representing the Deposited Shares must be received by the Depository at the office specified on the back page of this document.

   (b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificates representing Deposited Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depository at its office as specified. Newalta *recommends that the necessary documentation be hand delivered to the Depository, at its office specified* below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2. **Fractional Trust Units**

No fractional Trust Units will be issued. Any fractional interest in Trust Units will be satisfied with a cash payment equal to the product of (a) such fractional interest multiplied by (b) two times the Weighted Average Trading Price.

3. **Signatures**

   (a) This Letter of Transmittal and Election Form must be filled in and signed by the holder of Common Shares described above or by such holder's duly authorized representative (in accordance with Instruction 5).

   (b) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

   (c) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying certificate(s):

      (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

      (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures**

If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Deposited Shares, or if Unit Certificates are to be issued to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Newalta, such signature must be guaranteed by a Canadian chartered bank, a major trust company in Canada or a participant in a recognized Securities Transfer Agents Medallion (STAMP) Program (an "Eligible Institution"). No guarantee is required if the signature is that of an Eligible Institution.

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal and Election Form is executed by a person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. Newalta Fund or the Depository, in their discretion, may require additional evidence of such authority to act or additional documentation in respect thereof.

6. **Miscellaneous**

(a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Deposited Shares, additional certificate numbers and numbers of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b) If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) Additional copies of the Information Circular and this Letter of Transmittal and Election Form may be obtained from the Depository at the address listed on the back page of this document.

(e) By reason of the use by the undersigned of an English language form of Letter of Transmittal and Election Form, the undersigned and each of you shall be deemed to have required that any contract evidenced by a transaction as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l' usage d'une lettre d'envoie en langue angliase par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par une offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

7. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss to the Depository. The Depository will respond with the replacement requirements for lost or destroyed certificates.

8. **Cessation of Rights**

Any certificate representing Common Shares that is not deposited with the Letter of Transmittal and Election Form on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of Common Shares to receive Unit Certificates shall be deemed to be surrendered to AmalgamationCo together with all dividends or distributions thereunder held for such holder.

The Depository for the Arrangement is:

By Mail, Hand or Courier

In Calgary:

Valiant Trust Company

Suite 510
550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2
tel: (403) 233-2801
fax: (403) 233-2857

In Toronto:

Valiant Trust Company

c/o Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario
M5H 4C3
tel: (416) 361-0152
fax: (416) 361-0470

The Dealer Managers for the Arrangement are:

BMO Nesbitt Burns Inc.

Suite 1400
421 – 7th Avenue S.W.
Calgary, Alberta
T2P 4K9
tel: (403) 515-1575

CIBC World Markets Inc.

Suite 900
855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J7
tel: (403) 260-0500

Any questions and requests for assistance may be directed by Shareholders to the Depository or the Dealer Managers as set out above.

VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

March 30, 2004

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs,

Re: Newalta Income Fund
CUSIP: 650 20R 109
Annual Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Newalta Income Fund:

Issuer:	Newalta Income Fund
CUSIP:	650 20R 109
Type of Meeting:	Annual Meeting of Unitholders
Date:	June 1, 2004
Place:	Calgary, Alberta
Record Date:	April 22, 2004

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 -101 regarding Shareholder Communication, in our capacity as the agent for Newalta Income Fund.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Newalta Income Fund
Attn: Ms. Louise Paffrath

NEWALTA INCOME FUND

1200, 333 - 11 Avenue S.W.
Calgary, Alberta
T2R 1L9

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

JUNE 1, 2004

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Unitholders (the "Meeting") of Newalta Income Fund ("Newalta Fund") will be held at 3:00 p.m. (local time) on Tuesday, June 1, 2004 in the Devonian Room at The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2003 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the Board of Trustees;
3. to elect trustees for the ensuing year; and
4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Information Circular.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed April 22, 2004 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of April 22, 2004.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*R. Vance Milligan*"

R. Vance Milligan, Q.C.
Secretary

NEWALTA INCOME FUND

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

TO BE HELD JUNE 1, 2004

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

April 22, 2004

NEWALTA

NEWALTA INCOME FUND

1200, 333 - 11 Avenue S.W.
Calgary, Alberta
T2R 1L9

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

JUNE 1, 2004

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Unitholders (the "Meeting") of Newalta Income Fund ("Newalta Fund") will be held at 3:00 p.m. (local time) on Tuesday, June 1, 2004 in the Devonian Room at The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2003 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the Board of Trustees;
3. to elect trustees for the ensuing year; and
4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Information Circular.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed April 22, 2004 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of April 22, 2004.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*R. Vance Milligan*"

R. Vance Milligan, Q.C.
Secretary

NEWALTA INCOME FUND

ANNUAL MEETING OF UNITHOLDERS

INFORMATION CIRCULAR

TABLE OF CONTENTS

Page

General Proxy Information ... 1
- Solicitation of Proxies ... 1
- Revocability of Proxies ... 1
- Advice to Beneficial Holders of Trust Units ... 1
- Exercise of Discretion by Proxy Holders ... 2
- Record Date ... 2
- Voting Trust Units and Principal Holders Thereof ... 2

Newalta Income Fund and Newalta Corporation ... 3

Business to be Acted Upon at the Meeting ... 3
- Receipt of December 31, 2003 Financial Statements ... 3
- Appointment of Auditors ... 3
- Election of Trustees ... 4

Compensation of Trustees and Executive Officers ... 5
- Summary Compensation ... 5
- Trust Unit Rights/Stock Appreciation Rights ("SARs") ... 7
- Unit Ownership Guidelines for Executive Officers ... 9
- Rights to Purchase Trust Units ... 9
- Employee Savings Plan ... 9
- Executive Employment Contracts and Change in Control Arrangements ... 10
- Composition of the Compensation Committee ... 10
- Report on Executive Compensation ... 11
- Trust Unit Performance Graph ... 12
- Compensation of Directors ... 13
- Unit Ownership Guidelines for Directors ... 13

Equity Compensation Plan Information ... 13

Indebtedness of Trustees and Executive Officers ... 14

Interest of Insiders in Material Transactions ... 14

Corporate Governance ... 14
- Committees and Composition ... 15

Additional Information ... 18

Effective Date ... 18

Approval and Certification ... 18

Appendix A – Statement of Corporate Governance Practices ... A-1

GENERAL PROXY INFORMATION

This Information Circular is furnished to holders (the "Unitholders") of trust units (the "Trust Units") by the trustees (the "Board of Trustees") of Newalta Income Fund ("Newalta Fund") and by the management of Newalta Corporation in connection with the solicitation of proxies to be voted at the Annual Meeting of Unitholders of Newalta Fund (the "Meeting") to be held at 3:00 p.m. on Tuesday, June 1, 2004 at The Calgary Petroleum Club in the Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the Board of Trustees and the management of Newalta Corporation. The persons named in the enclosed proxy form are trustees or senior officers of Newalta Fund. A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

To be used at the Meeting, the completed proxy form must be deposited at the offices of Valiant Trust Company ("Valiant"), Attention: Proxy Department, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers and trustees of Newalta Fund or officers, directors or employees of Newalta Corporation at a nominal cost. The cost of solicitation will be borne by Newalta Corporation.

Revocability of Proxies

A Unitholder who has given a proxy may revoke it either by (a) depositing an instrument in writing (which includes another proper form of proxy with a later date) executed by the Unitholder or by the Unitholder's attorney authorized in writing (i) at the offices of Valiant at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the chair of the Meeting on the day of the Meeting or an adjournment thereof, or (b) attending the Meeting in person and registering with the scrutineers as a Unitholder personally present.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many holders of Trust Units, as a substantial number of Unitholders do not hold their Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of Newalta Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then, in almost all cases, those Trust Units will not be registered in the Unitholder's name on the records of Newalta Fund. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Trust Units for the broker's clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Trust Units are communicated to the appropriate person or that the Trust Units are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder (the broker or agent of the broker) how to vote on behalf

of the Beneficial Unitholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications Corporation ("ADP"). In most cases, ADP mails a scannable voting instruction form in lieu of the form of proxy provided by Newalta, and asks Beneficial Unitholders to return the voting instruction form to ADP. Alternatively, Beneficial Unitholders can either call their toll-free telephone number to vote their Trust Units, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a voting instruction form from ADP cannot use that form to vote Trust Units directly at the Meeting – the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have such shares voted.**

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of his or her broker (or an agent of the broker), a Beneficial Unitholder may attend the Meeting as proxyholder for the registered Unitholder and vote the Trust Units in that capacity. A Beneficial Unitholder who wishes to attend the Meeting and indirectly vote his or her Trust Units as proxyholder for the registered Unitholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Discretion by Proxy Holders

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, neither the Board of Trustees nor the management of Newalta Corporation knows of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the Trust Units represented by proxies in favour of management will be voted on such matters in accordance with the best judgment of the person voting the proxy.

Record Date

The Trust Unit transfer books of Newalta Fund will not be closed, but the Board of Trustees has fixed April 22, 2004 as the record date (the "Record Date") for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Unitholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Trust Units acquired after the Record Date and who have produced properly endorsed certificates evidencing such ownership or who otherwise establish to the satisfaction of Newalta Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to Newalta Corporation, that their names be included in the list of Unitholders, are entitled to vote at the Meeting. In addition, persons who are Beneficial Unitholders as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Policy Statement No. 54-101 of the Canadian Securities Administrators.

Voting Trust Units and Principal Holders Thereof

Newalta Fund is authorized to issue an unlimited number of Trust Units. As at the Record Date, there were 27,075,388 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.

As of the date hereof, to the knowledge of the Board of Trustees and management of Newalta Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Trust Units carrying more than 10% of the voting rights attached to all issued and outstanding Trust Units. CDS & Co. holds in excess of 10% of the Trust Units for the benefit of its participants.

NEWALTA INCOME FUND AND NEWALTA CORPORATION

Newalta Fund was established pursuant to a Deed of Trust between Alan P. Cadotte, R. Vance Milligan, Felix Pardo, R. H. (Dick) Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart, as Trustees and J. Craig Wilkie, as settlor made as of January 16, 2003. Newalta Fund is an unincorporated open-end mutual trust fund established under the laws of the Province of Alberta. Newalta Corporation is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta Corporation and Newalta Acquisition Corporation (the "Arrangement"). The purpose of the Arrangement was to convert the business of Newalta Corporation from a corporate entity concentrating on growth through investment of cash flow to a trust entity distributing a substantial portion of cash flow to Unitholders. The Arrangement was approved by the shareholders and optionholders of Newalta Corporation at a special meeting held on February 24, 2003 and became effective on March 1, 2003.

Newalta Fund was established to, among other things: (i) invest in securities of Newalta Corporation; (ii) invest in other securities and in any other investments as the Board of Trustees may determine and borrow funds for that purpose, provided that such investments do not prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the *Income Tax Act* (Canada) or result in the Trust Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans; (iii) temporarily hold cash and short-term investments for the purpose of paying the expenses and liabilities of Newalta Fund, pay amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or make distributions to Unitholders; and (iv) perform all acts necessary, incidental, ancillary or related to any of the foregoing. Therefore, Newalta Fund does not carry on any active business nor does it earn active business income. The primary income of Newalta Fund is earned through its subsidiary, Newalta Corporation. Additional income is earned through cash and short-term investments held by Newalta Fund. Newalta Fund is administered by the Board of Trustees. Newalta Fund is the sole shareholder of Newalta Corporation. Newalta Corporation is engaged in the processing and recovery of resalable products from waste materials. Newalta Corporation provides waste management and recycling services in western Canada through a network of 39 operating facilities.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of December 31, 2003 Financial Statements

The consolidated audited financial statements for the financial year ended December 31, 2003 of Newalta Fund have been mailed to Unitholders together with this Information Circular. No formal action will be taken at the Meeting to approve the consolidated financial statements. If any Unitholders have questions respecting the December 31, 2003 consolidated financial statements, the question's may be brought forward at the Meeting.

Appointment of Auditors

Unitholders will be asked at the Meeting to pass a resolution reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund to hold office until the next annual meeting of Unitholders or until their successors are appointed, at remuneration to be fixed by the Board of Trustees. During the financial year ended December 31, 2003, Deloitte & Touche LLP received $141,545 in remuneration for performing audit and audit related responsibilities and $127,980 for tax and consulting services not related to audit services.

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Unitholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution appointing Deloitte & Touche LLP as auditors of Newalta Fund.**

Election of Trustees

Newalta Fund is required by its Deed of Trust to have a minimum of three and a maximum of ten trustees. There is a provision in the Deed of Trust of Newalta Fund which permits the Board of Trustees to appoint additional trustees between annual meetings of Unitholders, provided that the total number of trustees so appointed does not exceed, at any time, one-third of the number of trustees who held office immediately after the preceding annual meeting of Unitholders.

At the present time, Newalta Fund has eight trustees. Unitholders will be asked at the Meeting to pass a resolution electing eight trustees. The persons named below are the eight nominees of management for election as trustees. All proposed nominees have consented to be named in this Information Circular and to serve as trustees if elected. Each elected trustee will hold office until the close of the next annual meeting or until his successor is duly elected or appointed.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution electing each of the nominees named below as trustees of Newalta Fund. The Board of Trustees does not contemplate that any of such nominees will be unable to serve as a trustee; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Unitholder has specified in his or her proxy that his or her Trust Units are to be withheld from voting on the election of trustees.

The table below sets out the name and municipality of residence of each of the persons proposed to be nominated for election as a trustee, all positions and offices in Newalta Fund and Newalta Corporation presently held by him, his current principal occupation, the period during which he has served as a trustee of Newalta Fund and a director of Newalta Corporation, and the number of Trust Units that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him, as of April 1, 2004.

Name and Position with Newalta Fund	Principal Occupation	Trustee Since(1)	Director Since	Trust Units Held(2)
Alan P. Cadotte Calgary, Alberta Trustee, President and Chief Financial Officer	Officer of Newalta Corporation	March, 2003	November, 1992	116,141
Robert M. MacDonald Calgary, Alberta Trustee	Independent Businessman	December, 2003	December, 2003	Nil
R. Vance Milligan, Q.C.(3)(5) Calgary, Alberta Trustee and Secretary	Partner, Bennett Jones LLP (barristers & solicitors)	March, 2003	March, 1994	10,879
Felix Pardo(3)(5) Cambridge, Massachusetts Trustee	Independent Businessman	March, 2003	March, 1991	29,479
R. H. (Dick) Pinder(3)(4) Calgary, Alberta Trustee	President, Kingsmere Corporate Finance Ltd. (private investment and advisory company)	March, 2003	September, 1994	7,382
Clayton H. Riddell(4)(5) Calgary, Alberta Trustee and Chair	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company)	March, 2003	July, 1988	1,222,979 (6)

Name and Position with Newalta Fund	Principal Occupation	Trustee Since(1)	Director Since	Trust Units Held(2)
Ronald L. Sifton Calgary, Alberta Trustee, Senior VP, Finance and Chief Financial Officer	Officer of Newalta Corporation	March, 2003	July, 1984	214,560
Barry D. Stewart(4) Calgary, Alberta Trustee	President, Barizco Enterprises Inc. (private consulting company)	March, 2003	March, 2002	13,360

Notes:

(1) All trustees of Newalta Fund are currently also directors of Newalta Corporation. Messrs. Cadotte, Milligan, Pardo, Pinder, Riddell, Sifton and Stewart were appointed as the initial trustees of Newalta Fund on January 16, 2003 upon the conversion of Newalta Corporation from a corporate entity to a trust entity.

(2) The information as to Trust Units owned, not being within the knowledge of Newalta Fund or Newalta Corporation, has been furnished by the respective trustees individually.

(3) Messrs. Pinder, Pardo and Milligan are members of the Audit Committee of Newalta Fund. Newalta Corporation does not have an Audit Committee. Mr. Pinder is the Chair of the Audit Committee.

(4) Messrs. Stewart, Riddell and Pinder are members of the Compensation Committee of Newalta Corporation. Newalta Fund does not have a Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.

(5) Messrs. Milligan, Riddell and Pardo are members of the Corporate Governance and Nominating Committee of Newalta Corporation. Newalta Fund does not have a Corporate Governance and Nominating Committee. Mr. Milligan is the Chair of the Corporate Governance and Nominating Committee.

(6) The number of Trust Units disclosed above includes ownership by Paramount Oil & Gas Ltd. as to 821,150, by 409790 Alberta Ltd. as to 87,950 and by Treherne Resources Ltd. as to 22,000. Paramount Oil & Gas Ltd. is 98 percent owned by Mr. Riddell, a trustee of Newalta Fund. 409790 Alberta Ltd. and Treherne Resources Ltd. are wholly-owned subsidiaries of Paramount Oil & Gas Ltd.

Each of the foregoing persons has been engaged in the principal occupations indicated or in executive or similar positions with the same or associated companies for the last five years, except for Mr. MacDonald who from October, 1998 to May, 2003 was Director Commercial Banking, Oil & Gas, CIBC World Markets Inc., Mr. Pinder who was, between June, 2002 and April, 2003, an employee of Centurion Investment Advisors Inc., Mr. Stewart who prior to October, 2001 was an officer with Suncor Energy Inc. and Mr. Pardo, who prior to December 31, 2002 was Chairman and Chief Executive Officer of Dyckerhoff Inc., who prior to March, 1998 was President of Ruhr America Coal Corporation and who, prior to October, 1998, was President and Chief Executive Officer of Philip Services Corp. ("Philip"). Philip underwent financial reorganizations pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director during 2000 and 2003. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003. Following the acquisition of Anadime, one of its non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (now Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from July 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation.

COMPENSATION OF TRUSTEES AND EXECUTIVE OFFICERS

Summary Compensation

Under applicable securities legislation, Newalta Fund is required to disclose certain financial and other information relating to the compensation of certain of its executive officers. Newalta Fund, however, does not carry on an active business; its primary business is to hold the securities of Newalta Corporation. The

executive officers of Newalta Fund and Newalta Corporation are the same individuals. Newalta Fund does not pay compensation to its executive officers for acting in such capacities; however, the executive officers of Newalta Corporation are compensated for acting in such capacities, which involves the management of the business of Newalta Corporation.

The following table sets forth the compensation for the Chief Executive Officer and Chief Financial Officer of Newalta Corporation in 2003, and for the four other executive officers serving at December 31, 2003 whose total salary and bonus earned in 2003 exceeded $100,000. Compensation is shown, where applicable, for services rendered during the financial years ended December 31, 2003, 2002, and 2001. The six executive officers are referred to collectively as the "Named Executive Officers".

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus[1] ($)**	**Other Annual Compensation[2] ($)**	**Securities Under Options/SARS Granted[3] (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts ($)**	**All Other Compensation[4] ($)**
Alan P. Cadotte	2003	281,000	344,400	--	312,500	N/A	--	24,122
President and	2002	262,500	147,900	--	50,000	N/A	--	22,634
Chief Executive Officer	2001	250,000	300,000	--	102,500	N/A	--	21,634
Ronald L. Sifton	2003	185,000	150,400	--	157,500	N/A	--	15,798
Senior Vice President,	2002	176,000	65,300	--	25,000	N/A	--	15,168
Finance and	2001	166,500	161,000	--	47,500	N/A	--	14,408
Chief Financial Officer								
John W. Knoeck[5]	2003	168,000	134,400	--	152,500	N/A	--	14,428
President, Oilfield	2002	165,500	65,300	--	50,000	N/A	--	14,286
	2001	160,000	142,400	--	47,500	N/A	--	13,846
J. Craig Wilkie	2003	168,000	136,400	--	141,500	N/A	--	4,395
Vice President,	2002	160,500	59,200	--	25,000	N/A	--	993
Business Development	2001	152,000	136,800	--	36,500	N/A	--	993
Alan P. Swanson	2003	165,500	135,200	--	136,000	N/A	--	14,223
Vice President,	2002	156,500	58,100	--	25,000	N/A	--	13,477
Industrial	2001	146,500	132,800	--	31,000	N/A	--	12,677
Peter A. Dugandzic	2003	163,500	135,200	--	125,000	N/A	--	14,057
Vice President,	2002	147,500	55,200	--	25,000	N/A	--	12,685
Oilfield	2001	135,500	124,800	--	15,000	N/A	--	11,725

Notes:

(1) The dollar amount of the bonus paid to each Named Executive Officer for the financial year ended December 31, 2002 is comprised of (i) the bonus paid to each Named Executive Officer in 2002 and (ii) the bonus approved by the board of directors of Newalta in 2003 for services rendered by each Named Executive Officer in 2002.

(2) Where no amount is stated in this column, the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of total annual salary and bonus. Where any individual personal benefit or perquisite exceeds 25% of the total amount of perquisites and personal benefits received by the executive officer, that item and the amount relating thereto will be identified.

(3) The number set forth in this column for the financial years ended December 31, 2002 and 2001 represents options to acquire common shares of Newalta Corporation and adjusted for the two-for-one stock consolidation that was effective March 1, 2003 pursuant to the Plan of Arrangement. See "Newalta Income Fund and Newalta Corporation". The number set forth in this column for the financial year ended December 31, 2003 represents rights to acquire Trust Units.

(4) The amount disclosed represents premiums paid for term life insurance, together with the amounts contributed by Newalta Corporation under the Employee Savings Plan.

(5) Mr. Knoeck retired as Vice President, Oilfield on January 9, 2004.

Trust Unit Rights/Stock Appreciation Rights ("SARs")

Trust Unit Right/SAR Grants during 2003

The following table sets forth information concerning rights to acquire Trust Units granted to the Named Executive Officers during the financial year ended December 31, 2003. No options to acquire common shares of Newalta Corporation were granted to the Named Executive Officers during the financial year ended December 31, 2003.

Name	Securities Under Rights/SARs Granted (#)	% of Total Rights/ SARs Granted to Employees in 2003	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Rights/SARs on the Date of Grant ($/Security)	Expiration Date
Alan P. Cadotte	262,500	19.7	9.30	9.30	March 1, 2010
	50,000	3.8	9.08	9.08	May 22, 2010
Ronald L. Sifton	127,500	9.6	9.30	9.30	March 1, 2010
	30,000	2.3	9.08	9.08	May 22, 2010
John W. Knoeck[(1)]	152,500	11.4	9.30	9.30	March 1, 2010
J. Craig Wilkie	116,500	8.7	9.30	9.30	March 1, 2010
	25,000	1.9	9.08	9.08	May 22, 2010
Alan P. Swanson	111,000	8.3	9.30	9.30	March 1, 2010
	25,000	1.9	9.08	9.08	May 22, 2010
Peter A. Dugandzic	90,000	6.8	9.30	9.30	March 1, 2010
	35,000	2.6	9.08	9.08	May 22, 2010

Notes:

(1) Mr. Knoeck retired as Vice President, Oilfield on January 9, 2004.

(2) Unless otherwise determined by the Trustees, a right to acquire Trust Units granted under the Trust Unit Rights Incentive Plan is for a term of seven years and may be exercised on a cumulative basis, vesting as to 20 percent per year. See "Compensation of Trustees and Executive Officers – Rights to Purchase Trust Units".

(3) Pursuant to the terms of the Plan of Arrangement, on March 1, 2003, each option to acquire a common share in the capital of Newalta Corporation outstanding and not exercised prior to March 1, 2003, having an exercise price per share equal to or above $4.65 ($9.30 after adjusting for the two-for-one stock consolidation pursuant to the Plan of Arrangement), was cancelled in exchange for the payment of $0.01 multiplied by the number of common shares to which such option relates.

(4) Pursuant to the terms of the Plan of Arrangement, on March 1, 2003, each option to acquire a common share in the capital of Newalta Corporation outstanding and not exercised prior to March 1, 2003, having an exercise price per share below $4.65 ($9.30 after adjusting for the two-for-one stock consolidation pursuant to the Plan of Arrangement), was cancelled in exchange for a right to purchase Trust Units (the "Exchange Right"), at a price of $0.01 per unit, equal to (i) the difference between $4.65 and the exercise price of such option, multiplied by the number of common shares to which such option relates divided by (ii) $9.30.

With respect to options that had vested on or prior to March 1, 2003, the Exchange Right was exercisable at any time up until April 1, 2003 (the "In-the-Money Vested Option Exchange"). The following Exchange Rights were issued to the Named Executive Officers in connection with the In-the-Money Vested Option Exchange:

Name	Securities Under Rights/SARs Granted (#)	% of Total Rights/ SARs Granted to Employees in 2003	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Rights/SARs on the Date of Grant ($/Security)	Expiration Date
Alan P. Cadotte	47,655	15.5	0.01	9.30	April 1, 2003
Ronald L. Sifton	23,312	7.6	0.01	9.30	April 1, 2003
John W. Knoeck	24,172	7.9	0.01	9.30	April 1, 2003
J. Craig Wilkie	21,798	7.1	0.01	9.30	April 1, 2003
Alan P. Swanson	21,041	6.8	0.01	9.30	April 1, 2003
Peter A. Dugandzic	22,688	7.4	0.01	9.30	April 1, 2003

With respect to options that had not vested on or prior to March 1, 2003, the Exchange Right is exercisable at any time during the period from the date on which the option to which the Trust Unit relates would have vested had it not been cancelled pursuant to the

Plan of Arrangement and ending on the date the option would have expired had it not been cancelled pursuant to the Plan of Arrangement (the "In-the-Money Unvested Option Exchange"). The following Exchange Rights were issued to the Named Executive Officers in connection with the In-the-Money Unvested Option Exchange:

Name	Securities Under Rights/SARs Granted (#)	% of Total Rights/ SARs Granted to Employees in 2003	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Rights/SARs on the Date of Grant ($/Security)	Expiration Date
Alan P. Cadotte	30,516	9.9	0.01	9.30	Various dates between December 10, 2004 and March 8, 2009
Ronald L. Sifton	14,484	4.7	0.01	9.30	Various dates between December 10, 2004 and March 8, 2009
John W. Knoeck	17,925	5.8	0.01	9.30	Various dates between December 10, 2004 and March 8, 2009
J. Craig Wilkie	12,213	4.0	0.01	9.30	Various dates between December 10, 2004 and March 8, 2009
Alan P. Swanson	11,078	3.6	0.01	9.30	Various dates between December 10, 2004 and March 8, 2009
Peter A. Dugandzic	7,527	2.4	0.01	9.30	Various dates between December 10, 2004 and March 8, 2009

Aggregated Trust Unit Right/SAR Exercises During 2003 and December 31, 2003 Trust Unit Right/SAR Values

The following table sets forth information concerning rights exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the numbers and accrued values of unexercised rights as at December 31, 2003.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Rights/SARs at December 31, 2003 (#)		Value of Unexercised in-the-Money Rights/SARs at December 31, 2003 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable[(1)]
Alan P. Cadotte	Nil	Nil	Nil	312,500	Nil	2,145,375
Ronald L. Sifton	Nil	Nil	Nil	157,500	Nil	1,082,325
John W. Knoeck	Nil	Nil	Nil	152,500	Nil	1,041,575
J. Craig Wilkie	Nil	Nil	Nil	141,500	Nil	971,945
Alan P. Swanson	Nil	Nil	Nil	136,000	Nil	934,380
Peter A. Dugandzic	Nil	Nil	Nil	125,000	Nil	861,450

Note:

(1) The value of the unexercised in-the-money rights has been determined by subtracting the exercise price of the rights from the closing price of the Trust Units on December 31, 2003 of $16.13, as reported by the Toronto Stock Exchange, and multiplying by the number of Trust Units that may be acquired upon the exercise of the rights.

(2) The following table sets forth information concerning Exchange Rights (including both In-the-Money Vested Option Exchange and In-the-Money Unvested Option Exchange) exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the numbers and accrued values of unexercised Exchange Rights as at December 31, 2003:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[a] ($)	Unexercised Rights/SARs at December 31, 2003 (#)		Value of Unexercised in-the-Money Rights/SARs at December 31, 2003[b] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan P. Cadotte	58,901	536,184	Nil	19,270	Nil	310,632
Ronald L. Sifton	27,440	241,472	1,237	9,119	19,940	146,998
John W. Knoeck	29,160	256,608	1,237	11,700	19,940	188,604
J. Craig Wilkie	25,169	221,487	1,237	7,605	19,940	122,593
Alan P. Swanson	24,034	211,499	1,237	6,848	19,940	110,390
Peter A. Dugandzic	24,580	216,304	989	4,646	15,943	74,894

Notes:

(a) The aggregate value realized is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the Trust Units on the date of exercise and the exercise price of the Exchange Rights.

(b) The value of the unexercised in-the-money rights has been determined by subtracting the exercise price of the Exchange Rights from the closing price of the Trust Units on December 31, 2003 of $16.13, as reported by the Toronto Stock Exchange, and multiplying by the number of Trust Units that may be acquired upon the exercise of the Exchange Rights.

Unit Ownership Guidelines for Executive Officers

On December 10, 2003, the Board of Directors established trust unit ownership guidelines for the Named Executive Officers. The guideline level of ownership (excluding Exchange Rights and rights to acquire Trust Units pursuant to the Trust Unit Rights Incentive Plan) is Trust Units with a market value equal to at least three times base salary for the Chief Executive Officer and one and one-half times base salary for the Vice Presidents. The guideline becomes applicable on the later of December 10, 2008 and five years after first being appointed as a senior officer of Newalta Corporation.

Rights to Purchase Trust Units

Newalta Fund has established a Trust Unit Rights Incentive Plan. The purpose of the Trust Unit Rights Incentive Plan is:

- to develop the interest of the directors, officers, employees, consultants, and other service providers of Newalta Corporation in the growth and development of Newalta Corporation by providing such persons with the opportunity to acquire a proprietary interest in Newalta Fund;
- to provide a compensation mechanism for persons who provide a service to Newalta Corporation on an ongoing basis, or who have provided, or are expected to provide, a service of value to Newalta Corporation; and
- to align the interests of the directors, officers, employees, consultants, and other service providers of Newalta Corporation with those of Unitholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Unitholders and long-term growth.

The Board of Trustees may designate which directors, officers, employees and consultants of Newalta Corporation are to be granted rights pursuant to the Trust Unit Rights Incentive Plan. The price payable upon the exercise of any right granted is fixed by the Board of Trustees at the time of grant, subject to regulatory requirements. Currently, unless otherwise determined by the Board of Trustees, a right granted under the Trust Unit Rights Incentive Plan is for a term of seven years and may be exercised on a cumulative basis, vesting as to 20 percent per year. Rights are not assignable. Provision is made for accelerated vesting in certain circumstances including a change of control of Newalta Fund, and early termination in the event of death or cessation of employment with Newalta Corporation.

Employee Savings Plan

Newalta Corporation has established an Employee Savings Plan (the "Savings Plan") consisting of a Group Registered Retirement Savings Plan (the "Group RRSP") and an Employee Profit Sharing Plan (the "EPS Plan"). Only permanent employees of Newalta Corporation are eligible to participate in the Savings Plan. Participants in the Savings Plan may

elect to contribute up to eight percent of their basic salary each month, through payroll deduction.

During each month, Newalta Corporation makes a contribution to the EPS Plan equal to the participant's contribution. Newalta Corporation's contribution is made in cash, and is used by a trustee to purchase Trust Units of Newalta Fund (common shares in Newalta Corporation prior to giving effect to the Plan of Arrangement) in the open market. Newalta Corporation's contributions are made only from profits and will remain as Trust Units until withdrawn. Contributions made by Newalta Corporation to the EPS Plan vest in favour of the participants immediately.

During 2003, approximately 123,715 Trust Units (including common shares in the capital of Newalta Corporation prior to giving effect to the Plan of Arrangement) were purchased from Newalta Corporation's contribution and approximately 90 percent of eligible employees were participating in the Savings Plan. As at December 31, 2003, a total of 803,324 Trust Units were owned by employees under the Savings Plan.

Executive Employment Contracts and Change in Control Arrangements

Alan P. Cadotte has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Cadotte Executive Agreement"). Pursuant to the Cadotte Executive Agreement, if at anytime during the term of the Cadotte Executive Agreement: (i) there is a change of control as defined in the Cadotte Executive Agreement; (ii) Newalta Corporation requires Mr. Cadotte to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Cadotte has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Cadotte's employment then, in any such case Mr. Cadotte, at his option, shall be entitled within nine months, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested rights to acquire Trust Units granted to Mr. Cadotte shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to (i) 27 months salary and benefits (calculated as 15% of salary), with the number of months to increase by one for each subsequent full year of employment to a maximum of 30 months and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Cadotte during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by 27 (with the number to increase by one for each subsequent full year of employment to a maximum of 30). In addition, Mr. Cadotte shall have 20 days from the effective date of termination to exercise the rights to acquire Trust Units or compel Newalta Fund to purchase all of the rights for a specified price (being the difference, if any, between the weighted average price of the Trust Units for 10 consecutive trading days and the relevant exercise price of the rights).

Ronald L. Sifton has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Sifton Executive Agreement"). Pursuant to the Sifton Executive Agreement, if at anytime during the term of the Sifton Executive Agreement: (i) there is a change of control as defined in the Sifton Executive Agreement; (ii) Newalta Corporation requires Mr. Sifton to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Sifton has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Sifton's employment then, in any such case Mr. Sifton, at his option, shall be entitled within 90 days, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested rights to acquire Trust Units granted to Mr. Sifton shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to (i) 20 months salary and benefits (calculated as 15% of salary), with the number of months to increase by one for each subsequent full year of employment to a maximum of 24 months and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Sifton during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by 20 (with the number to increase by one for each subsequent full year of employment to a maximum of 24).

Composition of the Compensation Committee

The Compensation Committee of Newalta Corporation (the "Compensation Committee") reports to the board of directors (the "Board of Directors") of Newalta Corporation and, from time to time, to the Board of Trustees. The current members of the Compensation Committee are Messrs. Stewart, Riddell and Pinder, with Mr. Stewart as the current Chair. All members of the Compensation Committee are independent and unrelated directors/trustees. The Compensation Committee meets to review compensation matters as required with usually a minimum of two meetings per year

Report on Executive Compensation

The Compensation Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing, on at least an annual basis, the compensation packages for the executive officers of Newalta Corporation, directors, and trustees, as well as the general benefits to be received by employees of Newalta Corporation. The Compensation Committee generally assumes responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of Newalta Corporation in fulfilling their responsibilities and meeting business objectives.

In conducting their reviews, the Compensation Committee has regard to current compensation levels with published industry surveys, independent reports and other publicly available data. The Compensation Committee also periodically retains independent compensation consultants to assist the Compensation Committee in fulfilling its responsibilities, with a view to ensuring that the compensation arrangements are supportive of Newalta Corporation meeting its business objectives. The compensation arrangements are then reviewed by the Compensation Committee having regard to the above mentioned comparative data as well as having regard to the internal and external data provided by the consultants (if any) for purposes of establishing the level of the individual executive positions in Newalta Corporation.

Philosophy

The Compensation Committee believes it is in the best interests of the Unitholders for Newalta Corporation to attract, maintain, and motivate top quality management personnel by providing a competitive compensation package that maintains an appropriate relationship between executive pay and the creation of Unitholder value. The philosophy of the Compensation Committee is to integrate: (i) annual base compensation targeted at or below the median of selective comparable companies (the "Peer Group"); (ii) annual cash bonuses related to financial performance objectives which provides the opportunity for above average total cash compensation; and (iii) long-term incentive compensation through the granting of rights to acquire Trust Units which are comparable to the mean of the Peer Group to ensure that management has a continuing stake in the long-term success of Newalta Corporation and return of value to Unitholders. The executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the performance of Newalta Corporation. The elements of the Compensation Committee's integrated compensation philosophy for fiscal year 2003 are summarized as follows:

Base Salary

The Compensation Committee recognizes that Newalta Corporation must maintain base compensation levels commensurate with the Peer Group, but believes that performance based pay elements should be an important element in the compensation packages for its executive officers. Therefore, the Compensation Committee targets the base compensation levels at or below the median of the Peer Group. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment, attitude, and motivational effect are also considered. Certain benefits and perquisites are also provided based on their cost effectiveness and their value in assisting the senior officers to carry out their duties effectively.

Annual Bonus

The compensation package for the executive officers includes the awarding of annual cash bonuses based on the attainment of performance targets approved by the Board of Directors in respect of selected performance criteria for the relevant fiscal year. Performance targets are approved by the Board of Directors having regard to such matters as the Board of Directors considers appropriate, including the prior year's performance as reflected in the audited financial statements and annual operating and capital budgets. The Board of Directors has approved an executive incentive bonus program (the "Bonus Program"). The Bonus Program consists of the awarding to participants of an annual bonus (if any) equal to an amount calculated by reference to a percentage of a participant's annual salary (calculated as at the end of the relevant fiscal year) received during the prior fiscal year having regard to the achievement of performance targets for the selected performance criteria (the "Annual Bonus Award"). The bonus levels are set to provide the opportunity for total cash compensation at or in the upper quartile of the Peer Group.

The initial selected corporate performance criterion for purposes of the Annual Bonus Award is distributable cash per unit.

At the conclusion of each fiscal year, the achievement of performance targets for the selected performance criteria is calculated. For fiscal year 2003, if the percentage level of achievement of the target threshold was equal to or less than 85%, then the participants were not entitled to payment pursuant to the Annual Bonus Award. If the percentage level of achievement of the target threshold was greater than 85% (maximum achievement of 125%), then the participant was entitled to receive 2.5% of their eligible salary for each percentage point of achievement to a maximum of 100%. For the fiscal year ended December 31, 2003, the Board of Directors set the percentage of the participants' annual salary at 120% for the Chief Executive Officer and 80% for each Vice President. For fiscal year 2003, the maximum level of achievement was attained and the Chief Executive Officer earned 120% of his salary and the other participants received 80% of their salaries.

Compensation of the Chief Executive Officer

For the fiscal year ended December 31, 2003, the Chief Executive Officer's annual salary, was $281,000. In addition, Mr. Cadotte received $344,400 under the Annual Bonus Award. The Compensation Committee annually assesses the performance of the Chief Executive Officer. In determining Mr. Cadotte's annual salary, the Compensation Committee considered the relative salary level of Mr. Cadotte as compared with the salary levels for chief executive officers of the Peer Group, Mr. Cadotte's management experience, and demonstrated competence in managing Newalta Corporation.

Presented by the Compensation Committee

The foregoing report on Executive Compensation is submitted by the Compensation Committee on behalf of the Board of Directors.

Barry D. Stewart, Chair
Clayton H. Riddell, Member
R. H. (Dick) Pinder, Member

Trust Unit Performance Graph

The following graph and table compare the yearly percentage change (converted into a fixed investment) in the cumulative Unitholder return on the Trust Units of Newalta Fund (assuming a $100 investment was made on December 31, 1998) with the cumulative total return of the S&P/TSX Composite Index for the period which commenced on December 31, 1998 and ended on December 31, 2003, assuming reinvestment of Trust Units.


Newalta Income Fund
S&P/TSX Composite Index
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003

	Cumulative Total Return					
	1998	1999	2000	2001	2002	2003
Newalta Income Fund[(1)]	100	122	85	118	132	272
S&P/TSX Composite Index	100	132	141	123	108	137

Note:

(1) Upon completion of the Plan of Arrangement, Newalta Corporation ceased trading common shares and Newalta Fund began trading Trust Units. Therefore, in respect of periods prior to March 6, 2003, information is shown in respect of share performance for Newalta Corporation. In respect of the period subsequent to March 6, 2003, information as shown in respect of Trust Unit performance for Newalta Fund.

Compensation of Directors

For the fiscal year ended December 31, 2003 each director of Newalta Corporation (other than full time employees of Newalta Corporation) received an annual retainer fee of $10,000 together with a per meeting fee of $1,000. The Chair of the Board of Directors received an additional annual fee of $10,000. The Chair of each of the Compensation Committee, the Audit Committee, and the Corporate Governance and Nominating Committee received an additional annual fee of $2,000. The compensation policy contemplates a travel fee of $1,000 for each trip to attend meetings, as well as the reimbursement of reasonable expenses. For the fiscal year ended December 31, 2003, the aggregate compensation paid or payable to directors of Newalta Corporation was $143,438. Newalta Fund did not pay any fees to the Trustees for the fiscal year ended December 31, 2003. In addition, directors (other than full time employees of Newalta Corporation) were entitled to receive rights to purchase Trust Units under the Trust Unit Rights Incentive Plan of Newalta Fund. During the fiscal year ended December 31, 2003, 52,500 rights to acquire Trust Units at $9.30 per right, 10,000 rights to acquire Trust Units at $9.03 per right and 12,500 rights to acquire Trust Units at $15.60 per right were granted. In addition, pursuant to the terms of the Plan of Arrangement, 13,443 Exchange Rights were issued to the directors (other than full time employees of Newalta Corporation).

Unit Ownership Guidelines for Directors

On December 10, 2003, the Board of Directors established trust unit ownership guidelines for non-employee directors. The guideline level of ownership (excluding Exchange Rights and rights to acquire Trust Units pursuant to the Trust Unit Rights Incentive Plan) is Trust Units with a market value equal to at least five times the annual retainer. The guideline becomes applicable on the later of December 10, 2008 and five years after first being appointed or elected to the Board.

EQUITY COMPENSATION PLAN INFORMATION

Under the Trust Unit Rights Incentive Plan, the Board of Trustees may from time to time designate directors, officers, employees and consultants of, or providers of services to, Newalta Corporation to whom rights to purchase Trust Units may be granted and the number of rights to be granted to each participant. The following table sets forth details with respect to the Trust Unit Rights Incentive Plan and Exchange Rights as at December 31, 2003.

Plan Category	Number of Trust Units to be Issued Upon Exercise of Outstanding Rights	Weighted-Average Exercise Price of Outstanding Rights	Number of Trust Units Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders			
Trust Unit Rights Incentive Plan	1,332,500	$9.25	848,531
Exchange Rights	81,499	$0.01	Nil
Total	1,413,999	$8.78	848,531

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

No executive officer, trustee, director, employee, former executive officer, former trustee, former director or former employee is, or has been, indebted to Newalta or its affiliates.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees, directors, executive officers, senior officers, any Unitholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect Newalta Fund or Newalta.

CORPORATE GOVERNANCE

The Toronto Stock Exchange Committee on Corporate Governance in Canada issued guidelines intended to provide for effective corporate governance. The guidelines address a variety of matters, including the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The Toronto Stock Exchange has adopted as a listing requirement the disclosure by each listed issuer of its approach to corporate governance with reference to the guidelines. More detailed information regarding Newalta Fund's and Newalta Corporation's approach to corporate governance in the context of the 14 specific Exchange Guidelines is set out in Appendix "A" to this Management Information Circular. In this section and Appendix "A", the reference to the Board includes the Board of Trustees and the Board of Directors, unless the context otherwise requires.

Board Mandate

The Board acknowledges its responsibility for the stewardship of Newalta Fund. Limits on authority and responsibilities have been adopted with a view to ensuring that management activities and decisions have the full support of the Board. The position description for the Board provides for Board approval of annual operating and capital budgets, material acquisitions and dispositions, selection of principal advisors to Newalta Fund and Newalta Corporation, major financing transactions, including the issuance of Trust Units, debt or other securities, appointment of officers and related compensation (upon recommendation of the Compensation Committee), benefit plans, trust unit rights incentive plan and the granting of rights to acquire Trust Units, together with any material contract or arrangement as to warrant Board consideration.

Board Structure and Composition

The Board of Trustees and the Board of Directors are comprised of the same members. The Board is comprised of eight members. Messrs. Pardo, Riddell, Pinder, Stewart and MacDonald are unrelated trustees. The three related trustees are Messrs. Cadotte and Sifton who are the Chief Executive Officer and Chief Financial Officer respectively, and Mr. Milligan, a partner of Bennett Jones LLP, legal counsel to Newalta Fund and Newalta Corporation. Mr. Riddell is the non-executive Chair of the Board. Currently more than one-half of the members of the Board are unrelated. The Board has considered its composition and size, together with the experience and background of the current members of the Board. Presently, the Board of Trustees has concluded that, the current composition and number of trustees is appropriate for the size and complexity of Newalta Fund and facilitates effective decision-making. It is expected that the matter of the current composition and size of the Board of Trustees will be reviewed over the course of the coming year. Furthermore, the Board is of the view that Mr. Milligan, as counsel to Newalta Fund and Newalta Corporation, is well positioned to be an effective and independent voice.

Board Independence

As noted above, Mr. Riddell is the non-executive Chair of the Board. The Corporate Governance and Nominating Committee, together with the Chair of the Board, has the responsibility for ensuring that the Board functions independently of management and administers the relationship of the Board with management. Specifically, the Chair of the Board in consultation with the Corporate Governance and Nominating Committee, consults with the Chief Executive Officer on the selection of committee

members and chairs of committees, board meeting agendas and the format and nature of information provided to the Board. The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board with respect to nominees to the Board. The Corporate Governance and Nominating Committee also has the responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual trustees. The Corporate Governance and Nominating Committee reports to the full Board.

Meetings of the Board

The Board endeavors to meet at least four times annually. Meetings of the Board of Trustees usually occur immediately following meetings of the Board of Directors. In addition, the Board may hold unscheduled additional meetings from time-to-time as business needs require. The Board of Trustees had five meetings in Newalta Fund's last financial year and the Board of Directors had seven meetings of Newalta Corporation during the same time period: the difference in the number of meetings of the Board of Trustees and Board of Directors is a result of two additional meetings of the Board of Directors prior to the completion of the Arrangement. In addition to the foregoing, the Board regularly holds a portion of meetings without the presence of management representatives.

Expectations of Management

The Board monitors and assesses management through regular contact at board meetings and informal discussions. The Board reviews management's recommendations on significant issues. Management brings significant tactical and strategic issues to the Board's attention for discussion, direction and, where appropriate, approval. The Board approves the annual business objectives and key results for which the Chief Executive Officer is responsible.

Unitholder Communication

The Board has delegated responsibility for communications with Unitholders and the investment community to the senior management with a view to ensuring effective communication of all relevant aspects of Newalta Fund's activities. Unitholder communication is handled principally by the Chief Executive Officer and Chief Financial Officer of Newalta Corporation.

Committees and Composition

Currently, the Board has established three committees (the Compensation Committee, the Corporate Governance and Nominating Committee and the Audit Committee), with each committee consisting of a minimum of three individuals. It is a requirement of each Committee that all members be outside directors and that a majority of members be unrelated (non-management) to Newalta Fund and Newalta Corporation. The Board designates one member of each Committee as its Chair. Each member of the Audit Committee is required to have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of Newalta Fund. The Board gives consideration to the periodic rotation of membership of each Committee and, from time to time as the Board sees fit, the chair of the committees.

The Compensation Committee and the Corporate Governance and Nominating Committee reports to the Board and are comprised of directors of Newalta Corporation. The Audit Committee is a committee of the Board of Trustees and is comprised of trustees.

The Committees, their current members and the number of times they met during the past financial year are set forth below.

Committee	Members	Number of Meetings
Audit Committee	R.H. Pinder (Chair) Felix Pardo R. Vance Milligan	5
Compensation Committee	Barry Stewart (Chair) R.H. Pinder Clayton H. Riddell	4
Corporate Governance and Nominating Committee	R. Vance Milligan (Chair) Clayton H. Riddell Felix Pardo	2

Committee Meetings and Attendance

Regular meetings of the Committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management discussion and analysis and reports to Unitholders.

The following table reflects the attendance of each of the trustees/directors for the year ended December 31, 2003 for meetings of the Board of Trustees and Committees of the Board of which they were a member.

	Number of Meetings Attended	
Director	**Board**	**Committee**
Alan P. Cadotte	5/5	n/a
Bob MacDonald	1/1	n/a
R. Vance Milligan	4/5	7/7
Felix Pardo	5/5	7/7
R. H. (Dick) Pinder	5/5	9/9
Clayton H. Riddell	4/5	5/6
Ronald L. Sifton	5/5	n/a
Barry D. Stewart	5/5	4/4

A summary of the Mandates, including activities and responsibilities, of each of the Committees is set out below.

Compensation Committee

The Compensation Committee shall generally assume responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of Newalta Corporation in fulfilling their responsibilities and meeting corporate objectives. In discharging its responsibilities, the Compensation Committee reports and, where appropriate, makes recommendations to the directors of Newalta Corporation in respect of the matters identified in its mandate. The Compensation Committee has authority and responsibility for:

- establishing and recommending remuneration strategies and benefit plan strategies for Newalta Corporation, with particular emphasis on the officers and directors of Newalta Corporation and key consultants to Newalta Corporation;
- assessing the performance of the Chief Executive Officer and, through the Chief Executive Officer, that of the other officers of Newalta Corporation;
- reviewing and assisting, where appropriate, in management succession planning and professional development planning for the officers of Newalta Corporation;
- establishing and recommending the compensation levels of the Chief Executive Officer and the other officers of Newalta Corporation;
- establishing policy and recommending compensation for directors;
- reviewing the overall parameters of the trust unit rights incentive plan and recommending trust unit rights allocations for officers, directors and other employees of Newalta Corporation;
- periodically reviewing Newalta Corporation's benefit plans to ensure the appropriateness thereof; and
- preparing and reviewing, as may be required, public or regulatory disclosure respecting compensation and the basis on which performance is measured.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee shall generally assume responsibility for developing the approach of Newalta Corporation together with Newalta Fund to matters of corporate governance and, from time to time, shall review and make recommendations to the Board of Directors of Newalta Corporation, as well as trustees of Newalta Fund when appropriate as to such matters. The Corporate Governance and Nominating Committee makes such rules and regulations as are necessary to carry out its responsibilities which includes the following:

- annually reviewing the mandates of the board of directors and its committees, together with the mandates of the trustees of Newalta Fund and its committees, unless otherwise reviewed by such committees and, when appropriate,

recommending such amendments to those mandates as the Corporate Governance and Nominating Committee believes are necessary or desirable;

- considering and, if thought fit, approving requests from directors or committees of directors for the engagement of special advisors from time to time, unless such engagements are made directly by the relevant committees;
- preparing and recommending to the board or trustees annually a "Statement of Corporate Governance Practices" to be included in the annual report or information circular;
- reviewing on a periodic basis the composition of the board and trustees and ensuring that an appropriate number of independent directors sit on the board of directors or the trustees, as the case may be, analyzing the needs of the board or trustees and recommending nominees who meet such needs; and
- regularly assessing the effectiveness of the board and trustees as a whole, the committees of the board and trustees and the contribution of individual directors and trustees, including considering the appropriate size of the board and trustees.

In discharging the responsibilities noted above, the Corporate Governance and Nominating Committee shall consider the matters identified above as being applicable to the trustees of Newalta Fund and, where appropriate, its committees.

Audit Committee

In addition to any other duties assigned to the Audit Committee by the Board, the role of the Audit Committee includes meeting with the independent auditor and the senior financial management of Newalta Fund to review all financial statements of the which require approval by the Board of Trustees, including annual and interim financial statements and management's discussion and analysis. The Audit Committee is charged with, among others, the following specific responsibilities:

- overseeing the work of the external auditor in performing for purposes of preparing or issuing an audit report or performing other services for Newalta Fund and Newalta Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;
- discussing with the independent auditor the scope of the audit, in Newalta Fund's accounting principles as applied in the financials in terms of disclosure quality and evaluation methods, inclusive of the clarity of Newalta Fund's financial disclosure and reporting, degree of conservatism or aggressiveness of Newalta Fund's and Newalta Corporation's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure reviewed by the auditors;
- discussing with the independent auditor significant changes in Newalta Fund's and Newalta Corporation's accounting principles, practices or policies and new developments in accounting principles, reporting matters or industry practices which may materially affect Newalta Fund or Newalta Corporation;
- reviewing with the independent auditor and Newalta Corporation's financial management the results of the annual audit, and making appropriate recommendations to the Board;
- reviewing and discussing with Newalta Corporation's financial management and, if requested by the Audit Committee, the independent auditor the interim financial statements and interim management's discussion and analysis, and any material matters relating to the interim financial statements;
- receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and Newalta Fund and Newalta Corporation, and considering whether the advisory services performed by the independent auditor during the course of the year have impacted their independence, and also ensuring that no relationship or services between the independent auditor and Newalta Fund and Newalta Corporation is in existence which may affect the objectivity and independence of the auditor or recommending appropriate action to ensure the independence of the outside auditor; and
- reviewing together with the independent auditor, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the independent auditor about significant risks and exposure to Newalta Fund

and Newalta Corporation that may have a material adverse impact on Newalta Fund's financial statements, and inquiring of the independent auditor as to the efforts of management to mitigate such risks and exposures.

The Audit Committee has delegated responsibility to the Chair of the committee for the pre-approval of non-audit services to be provided to Newalta Fund and Newalta Corporation by the external auditors and expects to consider and, if appropriate, adopt specific policies and procedures for the engagement of non-audit services.

ADDITIONAL INFORMATION

Additional information relating to Newalta Fund is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of Newalta Fund is provided in the comparative financial statements and management discussion and analysis of Newalta Fund for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of Newalta Fund may be obtained from Newalta Corporation at 1200, 333 – 11 Avenue S.W. Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

EFFECTIVE DATE

Except as otherwise herein specified, the information given above in this Information Circular is given as of March 31, 2004.

APPROVAL AND CERTIFICATION

The contents and the sending of this Information Circular have been approved by the Board of Directors of Newalta Corporation, for and on behalf of Newalta Fund.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 22nd day of April, 2004.

NEWALTA INCOME FUND
by its Administrator
NEWALTA CORPORATION

(signed) *Alan P. Cadotte*
President and Chief Executive Officer

(signed) *Ronald L. Sifton*
Senior Vice President, Finance and Chief Financial Officer

APPENDIX "A" Statement of Corporate Governance Practices

In this Appendix, governance practices and procedures at Newalta Fund and Newalta Corporation are compared with each of the 14 Toronto Stock Exchange guidelines for effective corporate governance.

	TSX Guideline	Does Newalta Comply?	Governance Procedures at Newalta
1.	The board should explicitly assume responsibility for stewardship of Newalta, and specifically for:	Yes	The Board assumes responsibility for the stewardship of Newalta Fund and Newalta Corporation.
a)	adoption of a strategic planning;	Yes	The strategic planning process of Newalta Fund and Newalta Corporation is principally the responsibility of management. The Board undertakes an annual review of the strategic planning process, participates in the process and provides final endorsement of the strategic plans and initiatives proposed and developed by management. The Board engages in regular discussions in regard to such plans and initiatives.
b)	identification of the principal risks of Newalta's business and ensuring implementation of appropriate systems to manage those risks;	Yes	The Board has considered, and in its deliberations, does consider, the principal risks of Newalta Corporation's business and will continue to work with management to assess and review the ongoing management of such risks.
c)	succession planning, including appointing, training and monitoring senior management;	Yes	The Board (directly and through the Compensation Committee) has assumed responsibility for succession issues relating to senior management, and takes responsibility for appointing, training and monitoring senior management. In addition, the Chair of the Board has responsibility for ensuring that succession planning is in place for senior management. Newalta Corporation's policy is to attract management personnel whose prior experience results in them having been well trained for their responsibilities with Newalta Corporation.
d)	communications policy; and	Yes	The Board has generally delegated the communications policy to the senior management of Newalta Corporation. However, as appropriate, members of the Board or appropriate committees are provided an opportunity to review press releases relating to the business, operations and affairs of Newalta Fund. In addition the Board has adopted a policy relating to public disclosure, electronic communication and related matters.
e)	integrity of internal control and management information systems.	Yes	The Board, through its Audit Committee, has assumed responsibility for ensuring that management has implemented effective internal control and management information systems.
2.	A majority of directors should be unrelated.	Yes	Five of the eight trustees/directors of Newalta Fund and Newalta Corporation are independent and unrelated. An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest or any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Newalta Fund/Newalta Corporation, other than interests and relationships arising from unitholdings. A "related" director under the guidelines is a director who is not an unrelated director. The Corporation does not have a significant Unitholder.
3.	The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually whether the board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion.	Yes	Mr. Cadotte is a director and trustee and is also the Chief Executive Officer of Newalta Corporation. Mr. Sifton is a director and trustee and is also the Chief Financial Officer of Newalta Corporation. Mr. Milligan is a partner of the firm Bennett Jones LLP and is a related director as that firm is compensated for legal services provided to Newalta Fund and Newalta Corporation. The remaining five trustees and directors, being Messrs. Pardo, Pinder, Riddell, Stewart and MacDonald are unrelated directors.

TSX Guideline	Does Newalta Comply?	Governance Procedures at Newalta
4. The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for ongoing assessment of directors.	Yes	The Corporate Governance and Nominating Committee has the responsibility of assessing the effectiveness of the Board and proposing new nominees to the Board. The nomination of new trustees/directors is addressed annually by the Board as a whole. None of the members of the Corporate Governance and Nominating Committee are management, and only Mr. Milligan is a related director.
5. The board should implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	The Corporate Governance and Nominating Committee assesses the effectiveness of the Board, its committees and the contribution of individual trustees/directors.
6. The board should provide an orientation and education program for new directors.	Yes	The Corporate Governance and Nominating Committee is currently overseeing the development of a Board manual for all directors and trustees. As well, the Corporate Governance and Nominating Committee has endorsed an orientation for new directors and/or trustees with senior management regarding operations and financial affairs of Newalta Fund and Newalta Corporation, with the orientation to include, as appropriate, designated site visits to afford an opportunity to observe operations.
7. The board should examine its size and if appropriate, undertake a program to establish a board size which facilitates effective decision-making.	Yes	The Board of Trustees currently consists of eight trustees. The Board has considered its composition and size, together with the experience and background of the current members of the Board, and has concluded that the current composition and number is appropriate for the size and complexity of Newalta Fund and Newalta Corporation.
8. The board should review the adequacy and form of director compensation taking into account responsibilities and risks involved in being a director.	Yes	The Compensation Committee regularly reviews the adequacy and form of compensation of directors of Newalta Corporation, with a view to ensuring that compensation realistically reflects the responsibilities and risks involved in being an effective director.
9. Subject to guideline 13, committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some committees, such as the executive committee, may include one or more inside directors.	Yes	The Board has established three committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. All committees are comprised of outside directors, a majority of whom are unrelated.
10. The board should assume responsibility for, or assign to a committee of directors, the responsibility for developing Newalta's approach to corporate governance issues.	Yes	The Corporate Governance and Nominating Committee has the responsibility of developing Newalta Fund's and Newalta Corporation's approach to governance issues, and administering, in conjunction with the Chair of the Board, the Board's relationship to management.

NEWALTA INCOME FUND

1200, 333 – 11th Avenue S.W.
Calgary, Alberta, Canada
T2R 1L9

Telephone: (403) 266-6556
Facsimile: (403) 262-7348

NEWALTA INCOME FUND

Calgary, Alberta, Canada

PROXY SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF UNITHOLDERS

June 1, 2004

The undersigned, being a holder (a "Unitholder") of trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"), hereby appoints Alan P. Cadotte of Calgary, Alberta, or failing him, Ronald L. Sifton of Calgary, Alberta, or instead of either of the foregoing ________________________ of ________________________, as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the Annual General Meeting of Unitholders (the "Meeting") of Newalta Fund to be held at 3:00 p.m., (Calgary time) on June 1, 2004 at The Calgary Petroleum Club in the Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, the said proxy being specifically instructed to vote at the said meeting as follows:

1. **FOR** [____] or **WITHHELD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund at a remuneration to be determined by the board of trustees;
2. **FOR** [____] or **WITHHELD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the election as trustees of the nominees set forth in the accompanying Management Information Circular and Proxy Statement; and
3. on any other matters that may properly come before the Meeting in such manner as the said proxy may see fit.

IN THE ABSENCE OF ANY SPECIFICATIONS ABOVE, THE SAID APPOINTEES SHALL BE DEEMED TO HAVE BEEN GRANTED AUTHORITY TO VOTE THE TRUST UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY AS INDICATED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT.

The person exercising this instrument of proxy has discretionary authority and may vote the Trust Units represented hereby as he or she considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof.

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ____ day of ____________________, 2004.

____

Signature of Securityholder*

____

Name - Please Print

Number of Trust Units Held: ____________________

This instrument of proxy, properly executed, is to be mailed in the enclosed envelope or sent by facsimile and must be received by Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta T2P 0S2 (fax number: 403-233-2857), at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting in order to be valid.

*This instrument of proxy must be executed by the Unitholder or the Unitholder's attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized in writing. Persons signing as executors, administrators, trustees, etc., should so indicate.

NEWALTA INCOME FUND

Annual General Meeting of the Unitholders

June 1, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General Business		Outcome of Vote
1	The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting.	Carried
2	The election of the following nominees as trustees of the Issuer for the ensuing year or until their successors are elected or appointed: Alan P. Cadotte Robert M. MacDonald R. Vance Milligan Felix Pardo R.H. (Dick) Pinder Clayton H. Riddell Ronald L. Sifton Barry D. Stewart	Carried

NEWALTA INCOME FUND

2003 FIRST QUARTER REPORT

03 Q1

A DECADE OF PROFITABLE GROWTH

NEWALTA

FINANCIAL HIGHLIGHTS

As Newalta Income Fund is the successor organization to Newalta Corporation, information for the three months ended March 31, 2003 along with comparative information for the respective period in 2002 is provided. Over the last 10 years, Newalta Corporation has delivered consistent growth of more than 25 percent per year. Revenue has grown 10-fold, and its earnings have increased by more than 40 times. Today, we operate an extensive network of 34 service centres and process facilities, providing innovative recovery and recycling solutions to a diverse customer base that includes major, national and international corporations. As a result, Newalta has emerged as a leader in the waste management market.

	Three Months Ended March 31		
($000's) (unaudited)	**2003**	2002	% Increase (Decrease)
Revenue	**38,410**	23,705	62
Operating income before reorganization costs	**7,945**	4,653	71
Operating income	**3,461**	4,653	(26)
Net earnings	**2,088**	2,713	(23)
Net earnings per unit (cents)	**9.5**	15.3	(38)
Diluted net earnings per unit (cents)	**9.5**	15.3	(38)
EBITDA[1] before reorganization costs	**11,776**	7,907	49
EBITDA	**7,292**	7,907	(8)
Trailing 12 month EBITDA before reorganization costs	**38,721**	30,714	26
Trailing 12 month EBITDA	**33,641**	28,186	19
Cash flow before reorganization costs	**11,111**	6,976	59
Cash flow	**6,608**	6,976	(5)
Cash flow before reorganization costs, per unit (cents)	**50.8**	39.4	29
Cash flow per unit (cents)	**30.2**	39.4	(23)
Capital expenditures, net	**1,484**	2,444	(39)
Weighted average units outstanding (000s)[2]	**21,888**	17,704	24
Total units outstanding (000s)[2]	**22,029**	17,704	24

1 EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

2 For comparative purposes the previously reported weighted average and total number of shares outstanding in 2002 have been converted to units on a 2:1 basis, and per unit calculations have been restated on this basis.

FINANCIAL SUMMARY AND OPERATIONAL HIGHLIGHTS

Revenue increased $14.7 million, or 62%, from the first quarter of last year. Operating income, excluding reorganization costs, improved more than 70% to $7.9 million. Diluted net earnings per unit, excluding reorganization costs, increased 51% from 15.3 cents in 2002 to 23.1 cents in 2003. Distributable cash[3], excluding the reorganization costs, was 44 cents per unit for the quarter.

"The investments that we made last year, including the Mohawk acquisition, the improvements in productivity and profitability that we achieved and the robust market conditions in the quarter all contributed to outstanding results. As well, higher crude oil prices during the quarter contributed $1.0 million to operating income," said Al Cadotte, President and Chief Executive Officer. "Initiatives undertaken in the first quarter to increase prices, reduce costs and enhance efficiencies will drive improved profitability for the remainder of the year. We remain determined to maximize the performance of our operations this year and to deliver superior returns to our unitholders."

3 Distributable cash is provided to assist management and investors in determining the ability of the Fund to make cash distributions. It is defined as cash flow from operations less scheduled principal payments and net capital expenditures. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

OUTLOOK

The outlook for 2003 is very positive with excellent results in the first quarter and steps already taken and underway to further enhance performance. In addition, we are taking action now to drive 2004 performance as we also explore potential acquisitions to capitalize on our unique recycling and recovery capabilities, our management experience and our network of facilities and infrastructure.



WE HAVE ALWAYS MAINTAINED THE HIGHEST STANDARDS AND PRACTICES IN CORPORATE GOVERNANCE AND TAKE GREAT PRIDE IN OUR FULL AND COMPLETE DISCLOSURE TO INVESTORS.

RON SIFTON SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2003 and 2002

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 of Newalta Corporation in the fiscal 2002 annual report, and the MD&A in the fiscal 2002 annual report, including the section on risks and uncertainties.

SUMMARY

In the first quarter of 2003, Newalta Income Fund (the "Fund") increased revenue 62% to $38.4 million, from $23.7 million in the first quarter of 2002. Operating income before reorganization costs improved 71% to $7.9 million. These increases were mainly the result of strong commodity prices, high levels of activity in the Oilfield division, and the Fund's 2002 acquisitions and capital upgrades. Net earnings were approximately 77% of the $2.7 million earned in the first quarter of fiscal 2002, reflecting the one time reorganization expense of converting into an income fund. These reorganization costs totaled $4.5 million or 13.0 cents per unit after tax.

Cash flow was 5% lower than last year at $6.6 million. Excluding reorganization costs cash flow improved by 59% to $11.1 million and EBITDA[1] improved by 49% to $11.8 million. After reorganization costs, net earnings per unit were 9.5 cents compared with 15.3 cents per unit[2] in 2002. Excluding reorganization costs, diluted net earnings per unit were 23.1 cents per unit in the first quarter of 2003 compared with 15.3 cents per unit in 2002.

[1] EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

[2] Per unit calculations for 2002, prior to the reorganization into the Fund, are calculated as if the weighted average number of shares at the time had been converted to units on a 2:1 basis, and have been retroactively restated.

Net capital expenditures for the first quarter were $1.5 million compared with $2.5 million in 2002 and were primarily sustenance in nature.

On March 1, 2003, the Fund completed its reorganization from a corporation focusing on growth through reinvestment of cash flow to a trust entity that will distribute a substantial portion of cash flow to its unitholders. On March 20, 2003, the Fund announced the first monthly distribution of 9 cents per unit payable to unitholders of record as of March 31, 2003. Subsequently, on April 15, 2003 the Fund paid unitholders a total of $2.0 million.

RESULTS OF OPERATIONS – THREE MONTHS ENDED MARCH 31, 2003

Strong first quarter performance reflected strong commodity prices, high oilfield activity levels, the impact of the 2002 capital projects, and consolidation activities undertaken in late 2002. Higher crude prices contributed $1.0 million in revenue and operating income in the first quarter of 2003.

In the first quarter, general and administrative expenses increased to $0.8 million from $0.6 million in the first quarter of 2002. Included in these expenses was a non-cash accrual of $0.3 million for the stock appreciation rights expense ($0.2 million 2002).

Interest expense of $0.8 million was equal to last year's expense. Lower average debt levels were offset by slightly higher interest rates. The decrease in long-term debt during the first quarter was primarily due to the retirement of the $3.0 million convertible debentures assumed with the acquisition of certain oilfield facilities in 2001. As a percentage of revenue, depreciation decreased to 8% from 10% in 2002. The reorganization costs incurred during the quarter relate to restructuring the corporation into an income fund.

The income tax expense recognizes the future liability arising from the difference between taxable and accounting income. Due to the reorganization into an income fund, with the exception of capital taxes, the Fund does not anticipate being cash taxable in the future.

Also during the first quarter, the Company implemented a new pricing strategy in both divisions, which should be fully implemented by the end of the second quarter of 2003.

SEGMENTED PERFORMANCE

Oilfield

The Oilfield segment recovers and resells crude oil from oilfield wastes. This segment accounted for 62% of the Fund's total assets and generated 67% of the Fund's total revenue. Revenue from the Oilfield segment is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 83% of Oilfield revenues come from wastes generated from day to day oil and gas production. Revenues in the Oilfield segment are partially dependent upon, and vary with, oilfield activity and commodity prices. During the first quarter, drilling rig utilization averaged 86% (68% in 2002) in western Canada, the number of wells drilled increased to 4,030 from 3,358 in 2002, and

WTI averaged US$33.90 (US$21.64 in 2002). During the quarter, the Oilfield segment recovered 68,000 barrels of crude oil, which was sold at an average price of $45.45 per barrel. Comparable recoveries in first quarter of 2002 were 60,019 barrels, at an average price of $29.59 per barrel. Revenue for the three months from the Oilfield segment increased 40% to $25.6 million and segment margin improved 62% to $11.6 million.

Net margin, as a percentage of revenue, increased from 39% to 45% as a result of improved commodity prices for recovered crude oil and reduced operating costs resulting from cost reduction initiatives and productivity improvements.

Segment capital expenditures for the quarter were $1.2 million compared with $0.4 million in 2002.

The outlook for the Oilfield segment remains positive. Continuing strength in oilfield activity combined with strategic initiatives to improve profitability should deliver strong performance for the balance of 2003.

Industrial

The Industrial segment collects automotive and industrial wastes and waste lubricating oil in western Canada, which are then processed into resalable products. This segment accounted for 36% of the Fund's total assets and generated 33% of the Fund's total revenue. The Industrial segment produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil, and drilling oil. Approximately 65% of the Industrial segment revenue comes from product sales with the balance from collection fees.

In the first quarter segment revenue increased 138%, to $12.8 million from $5.4 million in 2002. The Mohawk acquisition contributed $4.7 million in revenue and $0.5 million in net margin. The remaining revenue increase of approximately $2.0 million and a net margin decrease of approximately $0.35 million resulted from the liquidation of excess burner fuel inventory. Accordingly, net margins for the quarter increased $0.1 million.

As a result of the Mohawk acquisition and the inventory liquidation, revenue attributed to product sales increased 250% to $8.3 million. Also as a result of the Mohawk acquisition, waste lube oil collection in the quarter increased 35% to 12.4 million liters from 9.1 million liters in 2002.

Segment capital expenditures for the quarter were $0.7 million compared with $1.8 million in 2002.

Collection activity and product sales are expected to continue at a high level for the balance of 2003 as newly acquired assets become fully utilized. Price increases, which will be in place by the end of the second quarter of 2003, and cost reduction initiatives currently underway should improve net margins.

CAPITAL EXPENDITURES

Capital expenditures for the first quarter, net of disposal proceeds, were $1.5 million, compared with $2.5 million a year ago. The expenditures related primarily to sustenance spending. Total sustenance capital expenditures for 2003 are estimated to be approximately $7.5 million. Total growth capital expenditures for 2003, excluding acquisitions, if any, are estimated to be approximately $4.0 million.

QUARTERLY COMPARISON ($000's)

Three Months Ended March 31	**2003**	2002
Revenue	**38,410**	23,705
Net earnings	**2,088**	2,713
Net earnings per unit (cents)	**9.5**	15.3
Diluted net earnings per unit (cents)	**9.5**	15.3

Newalta Income Fund maximizes the inherent value in industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 34 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic marets from coast to coast.

RONAND L. SIFTON
SENIOR VICE PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER

This document may contain forward-looking statements, relating to the operations or to the environment in which Newalta operates, which are based on the Fund's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

($000s)	March 31, **2003**	December 31, 2002
	Unaudited	Audited
Assets		
Current assets		
Accounts receivable	**28,809**	27,924
Inventory	**7,304**	7,923
Prepaid expenses	**723**	730
	36,836	36,577
Capital assets and intangibles	**206,227**	207,642
Goodwill	**10,782**	10,782
Deferred costs	**815**	811
	254,660	255,812
Liabilities		
Current liabilities		
Bank indebtedness	**3,298**	759
Accounts payable	**16,232**	17,626
Current portion of long-term debt (Note 3)	**3,005**	2,339
Current portion of debentures	**3,000**	6,000
	25,535	26,724
Long-term debt (Note 3)	**37,001**	38,751
Debentures	**3,000**	3,000
Future income taxes	**33,222**	32,024
Site restoration	**2,830**	2,732
	101,588	103,231
Unitholders' Equity		
Unitholders' capital (Note 4)	**98,209**	98,269
Contributed surplus	**446**	
Accumulated earnings (Note 2)	**56,400**	54,312
Accumulated cash distributions	**(1,983)**	
	153,072	152,581
	254,660	255,812

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

	Three Months Ended March 31	
($000s) (Unaudited)	**2003**	2002
Revenue	**38,410**	23,705
Expenses		
Operating	**25,789**	15,159
General and administrative	**845**	639
Interest	**808**	781
Depreciation and site remediation	**3,023**	2,473
Reorganization (Note 2)	**4,484**	
Operating income	**3,461**	4,653
Provisions for income taxes		
Current	**175**	150
Future	**1,198**	1,790
	1,373	1,940
Net earnings	**2,088**	2,713
Accumulated earnings, beginning of period	**54,312**	44,282
Goodwill write-down, net of tax		(2,233)
Stock appreciation rights		(155)
Accumulated earnings, end of period	**56,400**	44,607
Net earnings per unit (cents) (Note 2)	**9.5**	15.3
Diluted net earnings per unit (cents) (Note 2)	**9.5**	15.3

CONSOLIDATED STATEMENTS OF CASH FLOW

	Three Months Ended March 31	
($000s) (Unaudited)	**2003**	2002
Net inflow (outflow) of cash related to the following activities:		
Operating activities		
Net earnings	**2,088**	2,713
Items not requiring cash		
Depreciation and site remediation	**3,023**	2,473
Future income taxes	**1,198**	1,790
Stock compensation expense	**318**	
Reorganization	**(19)**	
Cash flow from operations	**6,608**	6,976
Increase in working capital	**(3,489)**	(27,809)
	3,119	(20,833)
Investing activities		
Additions to capital assets	**(1,580)**	(2,500)
Net proceeds on sale of capital assets	**100**	38
Deferred costs	**(4)**	18
Site restoration	**(29)**	55
	(1,513)	(2,389)
Financing activities		
Equity proceeds receivable		28,000
Repurchase of non-board lot shares	**(61)**	
Repurchase of debentures	**(3,000)**	
Decrease in long-term debt	**(1,084)**	(3,854)
	(4,145)	24,146
Net cash inflow (outflow)	**(2,539)**	924
Cash (bank indebtedness), beginning of period	**(759)**	(10,374)
Cash (bank indebtedness), end of period	**(3,298)**	(9,450)
Cash flow from operations per unit (cents)		
Basic	**30.2**	39.4
Diluted	**30.0**	39.0
Supplementary information:		
Interest paid	**1,182**	743
Income taxes paid	**124**	89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months ended March 31, 2003 and 2002 ($000s) (Unaudited)

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value in oil, gas and industrial wastes through recovery of saleable products and recycling, rather than disposal. Through 34 integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, including producers of crude oil and natural gas, and automotive and industrial businesses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of Newalta on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of Newalta and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its subsidiaries. For reporting purposes the Fund is considered the continuing entity of Newalta.

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2002 as contained in the Annual Report for fiscal 2002.

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the first quarter of 2003, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated result of its operations and cash flows for the three months ended March 31, 2003 and 2002.

2. REORGANIZATION

On February 24, 2003, the shareholders and option holders of Newalta approved a Plan of Arrangement under section 193 of the Business Corporations Act (Alberta). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unitholders. The Plan of Arrangement was affected on March 1, 2003.

Under the Plan of Arrangement the Fund issued units in exchange for all of the shares of Newalta on a 1:2 basis. Prior to the exchange, Newalta had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,810,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $4,484 (excluding $596 recorded in 2002).

Effective March 1, 2003, the Fund established a Trust Unit Rights Incentive Plan (the "Rights Incentive Plan") to replace the stock option plan of Newalta. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan are valued and expensed at the time of issuance. Rights are valued as options using a Black-Scholes option pricing model. Prior to March 1, 2003, Newalta had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had not been valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly an expense was recognized in each period based on the gain in the underlying value of the common shares of Newalta. For the first two months of 2003, prior to reorganization into the Fund, Newalta expensed $318 in stock appreciation rights expense. In the first quarter of 2002, Newalta recognized $214 as an expense for stock appreciation rights.

7. SEGMENTED INFORMATION

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

2003	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total Total
External revenue	**25,621**	**12,789**			**38,410**
Inter segment revenue[3]	**50**	**85**	**(135)**		**–**
Operating expense	**11,384**	**10,897**	**(135)**		**22,146**
Indirect operating expense[4]	**931**	**700**		**2,012**[5]	**3,643**
Depreciation and amortization	**1,718**	**1,112**		**193**	**3,023**
Net margin	**11,638**	**165**		**(2,205)**	**9,598**
General and administrative				**845**	**845**
Interest expense				**808**	**808**
Reorganization costs				**4,484**	**4,484**
Operating income	**11,638**	**165**		**(8,342)**	**3,461**
Capital expenditures	**1,236**	**711**		**(367)**	**1,580**
Goodwill	**10,782**				**10,782**
Total assets	**158,244**	**92,127**		**4,289**	**254,660**
2002	Total				
External revenue	18,321	5,384			23,705
Inter segment revenue[3]	36	102	(138)		–
Operating expense	8,479	4,159	(138)		12,500
Indirect operating expense[4]	1,032	595		1,032[5]	2,659
Depreciation and amortization	1,658	680		135	2,473
Net margin	7,188	52		(1,167)	6,073
General and administrative				639	639
Interest expense				781	781
Operating income	7,188	52		(2,587)	4,653
Capital expenditures	375	1,790		335	2,500
Goodwill	10,624				10,624
Total assets	148,822	75,396		35,426	259,644

3 Inter-segment revenues are recorded at market, less the costs of serving external customers.
4 Indirect operating expenses are defined as the allocated general management costs for the reporting unit.
5 Management does not allocate certain indirect operating, general & administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

HEAD OFFICE

Suite 1200, 333 Eleventh Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

BANKERS

Bank of Montreal
CIBC
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE

The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Corporate Trust Company
Calgary, Alberta

NEWALTA

newatts.com

NEWALTA INCOME FUND

2003 SECOND QUARTER REPORT

03 | Q2

A DECADE OF PROFITABLE GROWTH

NEWALTA

NEWALTA INCOME FUND 2003 SECOND QUARTER REPORT

FINANCIAL HIGHLIGHTS

Newalta Income Fund is the successor organization to Newalta Corporation. Information for the six months ended June 30, 2003 along with comparative information for the respective period in 2002 is provided. Some numbers from the prior year have been restated to conform to those reported for the Fund.

	Three Months Ended June 30			Six Months Ended June 30		
($000's) (unaudited)	**2003**	2002	% Increase (Decrease)	**2003**	2002	% Increase (Decrease)
Revenue	**34,543**	23,279	48	**72,953**	46,985	55
Operating income before reorganization costs	**6,568**	3,270	101	**14,513**	7,923	83
Operating income	**5,857**	3,270	79	**9,318**	7,923	18
Net earnings	**6,032**	1,930	213	**8,120**	4,643	75
Net earnings per unit (cents)[1]	**27.2**	8.8	209	**36.8**	23.5	57
Diluted EPU (cents)	**26.7**	8.8	203	**36.4**	23.4	56
EBITDA[2] before reorganization costs	**10,225**	6,436	59	**22,001**	14,343	53
EBITDA	**9,514**	6,436	48	**16,806**	14,343	17
Trailing 12 month EBITDA before reorganization costs	**-**	–	–	**42,510**	31,325	36
Trailing 12 month EBITDA	**-**	–	–	**36,719**	31,325	17
Cash flow before reorganization costs[3]	**9,367**	5,608	67	**20,440**	12,798	60
Cash flow	**8,656**	5,608	54	**15,264**	12,798	19
Distributable cash before reorganization costs (Note 8)	**8,770**	2,067	324	**18,363**	6,795	170
Per unit	**0.40**	0.09	344	**0.83**	0.34	144
Distributable cash (Note 8)	**8,059**	2,067	290	**13,187**	6,795	94
Per unit	**0.36**	0.09	300	**0.60**	0.34	76
Cash distributions declared	**5,993**	–	–	**7,976**	–	–
Per unit	**0.27**	–	–	**0.36**	–	–
Capital expenditures, net	**597**	3,541	(83)	**2,077**	6,003	(65)
Weighted average units outstanding (000s)[1]	**22,196**	21,816	2	**22,042**	19,760	12
Total units outstanding (000s)[1]	**22,406**	21,817	3	**22,406**	21,817	3

1 For comparative purposes the previously reported weighted average and total number of shares outstanding in 2002 have been converted to units on a 2:1 basis, and per unit calculations have been restated on this basis.

2 EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

3 Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

FINANCIAL SUMMARY AND OPERATIONAL HIGHLIGHTS

Revenue for the second quarter increased 48% to $34.5 million, from $23.3 million in 2002. Before reorganization costs, operating income improved 101% to $6.6 million and EBITDA was up 59% to $10.2 million. Diluted net earnings per unit increased 203% from 8.8 cents in 2002 to 26.7 cents in 2003. Excluding reorganization costs, distributable cash was $8.8 million, or 40 cents per unit (13.3 cents per month). After reorganization costs, distributable cash was $8.1 million or 36 cents per unit (12 cents per month). During the second quarter, the Fund distributed 27 cents per unit (9 cents per month). The net value of crude oil per barrel recovered in the quarter remained unchanged from the second quarter of 2002. Newalta's $2.0 million of capital expenditures in the quarter were offset by asset sales of $1.4 million, for net capital expenditures of $0.6 million.

In the first half of 2003, revenue increased $26.0 million, or 55% compared to the first half of 2002. Before reorganization costs, EBITDA was up 53% to $22.0 million and operating income increased 83% to $14.5 million. Net capital expenditures were $2.1 million. Distributable cash excluding reorganization costs was $18.4 million, or 83 cents per unit (13.8 cents per month). After reorganization costs, distributable cash was $13.2 million or 60 cents per unit (10 cents per month).

"We continued to capitalize on strong market conditions in the second quarter to deliver record performance," said Al Cadotte, President and Chief Executive Officer. "The results from the Oilfield division continued to be strong and the Industrial division delivered substantially improved performance. We made excellent progress in the first half on our initiatives to improve the performance of our operations. We are confident we will maintain the strong momentum from the first half through the rest of the year, and that we will complete our action plans to set the foundation for increased cash flow in 2004."



WE'RE VERY PROUD OF THE EXTRAORDINARY EFFORT AND CONTRIBUTION OF OUR 500 EMPLOYEES, WHO HAVE DELIVERED OUR RECORD PERFORMANCE IN THE FIRST HALF.

RON SIFTON SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months and six months ended June 30, 2003 and 2002

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 of Newalta Corporation in the fiscal 2002 annual report, and the MD&A in the fiscal 2002 annual report, including the section on risks and uncertainties.

CORPORATE OBJECTIVES

Management has two clear objectives in 2003:

- To maximize the distributable cash generated from our existing operations;
- To exploit growth opportunities for both our divisions.

The distributable cash generated in the first half was in excess of our declared distributions since March 1, 2003 and we completed a number of initiatives to improve productivity, reduce costs and to increase revenues which will contribute to performance in the second half. We established our first strategic alliance with Enerchem International and we are pursuing opportunities to enhance the profitability of both companies. We also completed the acquisition of our first oilfield satellite facility in July. We are pursuing additional alliances and satellite operations as well as the expansion of our on-site centrifuge program. We also continued to develop acquisition opportunities in both eastern and western Canada. Management action plans to maximize performance were completed in the first half and steps are being taken to drive growth and improve performance next year.

RESULTS OF OPERATIONS – THREE MONTHS ENDED JUNE 30, 2003

For the three months ended June 30, 2003, Newalta Income Fund (the "Fund") increased revenue 48% to $34.5 million, from $23.3 million in the second quarter of 2002. Operating income before reorganization costs improved 101% to $6.6 million, and including reorganization costs improved 79% to $5.9 million. This strong performance was the result of high levels of activity in both the Oilfield and Industrial divisions, the Fund's 2002 acquisitions and capital upgrades and several management initiatives to maximize price, reduce costs, and enhance efficiencies. Crude oil prices for recovered oil were equal to 2002 and therefore did not contribute to the improved performance. Net earnings of $6.0 million were three times the $1.9 million earned in the second quarter of 2002. Reorganization costs for the quarter totaled $0.7 million or 3.2 cents per unit. Cash flow[3] before reorganization costs increased $3.8 million to $9.4 million in the quarter.

1 Per unit calculations for 2002, prior to the reorganization into the Fund, are calculated as if the weighted average number of shares at the time had been converted to units on a 2:1 basis, and have been retroactively restated.

2 EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

3 Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

General and administrative costs increased $0.3 million to $0.7 million as a result of increases in insurance and bonus provisions.

Interest expense of $0.8 million was $0.2 million more than last year primarily due to the interest expense on the $6.0 million of debentures used to fund the acquisition of assets from Mohawk Lubricants Ltd.

Depreciation increased to $2.9 million from $2.6 million in 2002 and reflects the 2002 capital program.

Income tax expense recognizes the future liability arising from the difference between taxable and accounting income. Due to the reorganization into an income fund, with the exception of capital taxes, the Fund does not anticipate being cash taxable in the future.

Diluted earnings per unit increased threefold to 27 cents per unit from 9 cents in 2002[1]. Distributable cash, excluding reorganization costs, was $8.8 million, of which approximately $6.0 million (9 cents per unit per month) was distributed to unitholders. Distributable cash, after reorganization costs, was $8.1 million or 36 cents per unit (12 cents per month).

RESULTS OF OPERATIONS – SIX MONTHS ENDED JUNE 30, 2003

For the six months ended June 30, 2003 revenue improved 55% and operating income before reorganization costs increased 83%. Including the reorganization costs, operating income improved 18% to $9.3 million and earnings improved 75% to $8.1 million. Reorganization costs on a year to date basis totaled $5.2 million or 24 cents per unit. Cash flow before reorganization costs increased 60% to $20.4 million in the six months, and including

reorganization costs increased $2.5 million to $15.3 million. Distributable cash, excluding reorganization costs, was $18.4 million (83 cents per unit). Distributable cash, after reorganization costs, was $13.2 million (60 cents per unit). Excluding reorganization costs, trailing 12 month EBITDA[2] improved by 36% to $42.5 million. After reorganization costs, net earnings per unit were 36.8 cents compared with 23.5 cents per unit[2] in 2002. The reasons for the improvement in performance are outlined in the results of operations for the three months ended June 30, 2003. In addition, average commodity prices for recovered crude oil were higher in 2003 than 2002, contributing $0.9 million of revenue and operating income.

General and administrative expenses were $1.6 million compared to $1.0 million in 2002. Included in the year to date expenses was a non-cash accrual of $0.3 million for the stock appreciation rights expense ($0.1 million 2002).

Interest expense is approximately $0.2 million higher than last year due to the interest incurred on the Mohawk debentures.

Depreciation expense of $5.9 was 8% of revenue compared to $5.1 million or 11% of revenue in 2002. The depreciation expense increase reflects the 2002 capital program and is mainly attributable to the Mohawk acquisition.

The reorganization costs incurred during the periods relate to restructuring the corporation into an income fund.

SEGMENTED PERFORMANCE

Oilfield

The Oilfield segment ("Oilfield") recovers and resells crude oil from oilfield wastes. Oilfield accounts for 62% of the Fund's total assets and generates 63% of the Fund's total revenue. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 83% of Oilfield revenues come from wastes generated from day to day oil and gas production. Revenues in Oilfield vary with oilfield activity and commodity prices.

During the three months ended June 30, 2003 Oilfield recovered a total of 257,000 barrels of crude oil, of which 63,000 barrels was for the Fund's account and sold at an average price of $35.49 per barrel. Comparable recoveries in second quarter of 2002 were 249,000 barrels including 50,000 barrels for the Fund's account, at an average price of $35.57 per barrel. Revenue for the three months from Oilfield increased 33% to $20.5 million and segment margin improved 68% to $7.3 million. The second quarter is traditionally the slowest period for Oilfield. This year, continuing high levels of oilfield activity combined with reduced operating costs, pricing increases and productivity improvements have led to record revenues and margins.

For the six months ended June 30, 2003 business fundamentals remained strong with above average drilling and strong market demand. During the first half, Oilfield recovered a total of 589,000 barrels of crude oil, of which 131,000 barrels was sold for the Fund's account at an average price of $40.70 per barrel. For the first half of 2002 oil recoveries totalled 509,000 barrels

including 110,000 barrels for the Fund's account, at an average price of $32.30 per barrel. Revenue for the six months from the Oilfield business unit increased 37% to $46.1 million and margin improved 66% to $19.0 million.

For the three months ending June 30, 2003 capital spending was $1.3 million compared to $2.1 million a year ago. During the quarter Oilfield sold its non-core drill site bin assets for $1.4 million cash. Oilfield capital expenditures for the six months were $2.5 million, approximately the same amount as spent in the first half of 2002. Subsequent to June 30, 2003, the Fund purchased a satellite Oilfield facility is southwest Saskatchewan for $3.0 million.

The outlook for Oilfield remains positive for the balance of the year. Continuing strong oilfield activity combined with strategic initiatives to improve profitability should deliver record performance for the balance of 2003.

Industrial

The Industrial segment ("Industrial") collects automotive and industrial wastes and waste lubricating oil in western Canada, which are then processed into resalable products. Industrial accounts for 35% of the Fund's total assets and generates 37% of the Fund's total revenue. Industrial produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil, and drilling oil. This year approximately 58% of Industrial revenue comes from product sales with the balance derived from collection fees (compared to 41% product sales in 2002). This increase in product sales is attributed to the Mohawk acquisition.

For the three months ended June 30, 2003 Industrial revenue increased 78%, to $14.0 million from $7.9 million in 2002. The assets acquired late in 2002 from Mohawk Lubricants Ltd. contributed $4.1 million in revenue and $0.6 million in margin. The remaining revenue increase of approximately $2.2 million and margin increase of approximately $1.0 million was the result of increased activity levels, particularly in the Alberta market, improved pricing, and other cost reduction and productivity initiatives.

For the six months ended June 30, 2003 revenue improved 100% to $26.8 million and margin increased $1.5 million or 134%. The former Mohawk assets contributed $8.8 million to the revenue improvement and $1.1 million in margin.

Industrial capital expenditures for the three months ended June 30, 2003 were $0.2 million compared with $1.1 million in 2002. Year to date capital spending was $1.0 million ($2.9 million in 2002).

Collection activity and product sales are expected to continue at a high level for the balance of 2003 as newly acquired assets become fully utilized. Price increases and cost reduction initiatives previously initiated are positively impacting operating results. For the balance of the year Industrial will focus on developing product markets, increasing the collection activities in the waste water market and the centrifugation of sludges.

CAPITAL EXPENDITURES

Capital expenditures for the three months ending June 30, 2003, net of proceeds of disposition, were $0.6 million, compared with $3.5 million in 2002. The gross capital expenditures, which related primarily to sustenance spending, totaled $2.0 million during the quarter. On June 1, 2003 the Fund sold certain non-core drill site container assets for $1.4 million in cash. Year to date net capital spending was $2.1 million ($6.0 million in 2002). Total sustenance capital expenditures for 2003 are estimated to be approximately $7.5 million. Total growth capital expenditures for 2003, excluding acquisitions, are estimated to be approximately $4.0 million.

Effective July 1, 2003, the Fund purchased a satellite oilfield facility in southwest Saskatchewan for $3.0 million. Consideration consisted of 250,000 units at $10.00 per unit and $500,000 cash.

LIQUIDITY AND FINANCIAL RESOURCES

At June 30, 2003, total long-term debt (including convertible debentures and the current portion of long-term debt) was $43.0 million or approximately 1.2 times trailing twelve month EBITDA, compared with $50.1 million, or 1.6 times trailing twelve month EBITDA at December 31, 2002. During the first quarter, management negotiated a new credit facility with two Canadian chartered banks. The new facility provides for a total of $65.0 million in loan capacity, with equal quarterly payments of $0.75 million commencing July 1, 2003. At June 30, 2003 the $40 million in term facilities was fully drawn and the $25 million operating line was unutilized.

UNITHOLDERS' CAPITAL

During the first quarter, under a Plan of Arrangement, the Fund issued 21.8 million units and 0.3 million Exchange Rights in exchange for all of the common shares and options of Newalta Corporation. In March 2003, holders of 0.2 million Exchange Rights exercised resulting in an additional issuance of 0.2 million units. During the second quarter the holders of $3.0 million of the debentures converted their debentures to 375,000 units in the Fund. Outstanding units at the end of the quarter totaled 22.4 million units. On July 1, 2003, 250,000 units ($2.5 million) were issued to acquire a satellite Oilfield facility. The holder of the debentures converted $1 million principal amount into 125,000 units of the Fund on each of July 2 and August 8, 2003, leaving a principal balance outstanding of $1 million.

QUARTERLY COMPARISON ($000's)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Revenue	**34,543**	23,279	**72,953**	46,985
Net earnings	**6,032**	1,930	**8,120**	4,643
Net earnings per unit (cents)	**27.2**	8.8	**36.8**	23.5
Diluted net earnings per unit (cents)	**26.7**	8.8	**36.4**	23.4

RISKS AND UNCERTAINTIES

This report contains forward-looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Fund's business and results of operations. There are a number of factors that could cause actual results to differ materially from those indicated. Operational risks include:

- The business of the Fund is affected by fluctuations in the level of activity in the oil and natural gas industry, which, in turn, is directly affected by changes in world energy prices.
- Fluctuations in commodity prices also affect the value of the crude oil the Fund recovers and resells. In the first half of the year oil sales accounted for 7% of total revenue and in 2002 oil sales accounted for 8% of total revenue.
- The waste management industry is highly regulated, and the Fund's business is affected by government legislation.
- The Fund's business is also affected by seasonality and by competition, which varies by location and by type of service.

The Fund currently has no swaps, hedges, nor derivatives in place. Financial risk is limited to the Fund's exposure to fluctuations in interest rates, and to the normal business risk incurred with trade accounts receivable. In the three months ending June 30, 2003, a 1% change in interest rates would have increased/decreased operating income by $0.1 million. Some sales are to customers based in the United States and as a result the Fund is exposed to the risk of currency exchange rate changes. Both exchange rate and trade receivables risk are minimized through the Fund's credit granting and receivables collection processes.

Newalta Income Fund maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

"signed"

RONALD L. SIFTON
SENIOR VICE PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER

This document may contain forward-looking statements, relating to the operations or to the environment in which Newalta operates, which are based on the Fund's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

($000s)	June 30, 2003	December 31, 2002
	Unaudited	Audited
Assets		
Current assets		
Cash	**129**	-
Accounts receivable	**27,648**	27,924
Inventory	**6,960**	7,923
Prepaid expenses	**2,316**	730
	37,053	36,577
Capital assets and intangibles	**204,078**	207,642
Goodwill	**10,782**	10,782
Deferred costs	**817**	811
	252,730	255,812
Liabilities		
Current liabilities		
Bank indebtedness	**-**	759
Accounts payable	**15,669**	17,626
Distribution payable	**2,016**	
Current portion of long-term debt (Note 3)	**3,005**	2,339
Current portion of debentures	**-**	6,000
	20,690	26,724
Long-term debt (Note 3)	**37,000**	38,751
Debentures	**3,000**	3,000
Future income taxes	**32,972**	32,024
Site restoration	**2,957**	2,732
	96,619	103,231
Unitholders' Equity		
Unitholders' capital (Note 4)	**101,209**	98,269
Contributed surplus	**446**	-
Accumulated earnings (Note 2)	**62,432**	54,312
Accumulated cash distributions (Note 8)	**(7,976)**	-
	156,111	152,581
	252,730	255,812

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

	Three Months Ended June 30		Six months ended June 30	
($000s) (Unaudited)	**2003**	2002	**2003**	2002
Revenue	**34,543**	23,279	**72,953**	46,985
Expenses				
Operating	**23,569**	16,474	**49,358**	31,632
General and administrative	**749**	369	**1,594**	1,010
Interest (Note 3)	**783**	585	**1,591**	1,366
Depreciation and site remediation	**2,874**	2,581	**5,897**	5,054
Reorganization (Note 2)	**711**	–	**5,195**	–
Operating income	**5,857**	3,270	**9,318**	7,923
Provisions for income taxes				
Current	**75**	150	**250**	300
Future (Note 7)	**(250)**	1,190	**948**	2,980
	(175)	1,340	**1,198**	3,280
Net earnings	**6,032**	1,930	**8,120**	4,643
Accumulated earnings, beginning of period	**56,400**	44,608	**54,312**	44,282
Goodwill write-down, net of tax	**-**	–	**-**	(2,232)
Stock appreciation rights	**-**	–	**-**	(155)
Accumulated earnings, end of period	**62,432**	46,538	**62,432**	46,538
Net earnings per unit (cents) (Note 2, 6)	**27.2**	8.8	**36.8**	23.5
Diluted net earnings per unit (cents) (Note 2, 6)	**26.7**	8.8	**36.4**	23.4

CONSOLIDATED STATEMENTS OF CASH FLOW

	Three Months Ended June 30		Six months ended June 30	
($000s) (Unaudited)	**2003**	2002	**2003**	2002
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	**6,032**	1,930	**8,120**	4,643
Items not requiring cash				
Depreciation and site remediation	**2,874**	2,581	**5,897**	5,054
Future income taxes	**(250)**	1,190	**948**	2,980
Stock compensation expense	**–**	(93)	**318**	121
Reorganization	**–**	–	**(19)**	–
Cash flow from operations	**8,656**	5,608	**15,264**	12,798
Decrease (increase) in working capital	**1,365**	25,705	**(141)**	(2,318)
	10,021	31,313	**15,123**	10,480
Investing activities				
Additions to capital assets	**(2,012)**	(3,717)	**(3,592)**	(6,217)
Net proceeds on sale of capital assets	**1,415**	176	**1,515**	214
Deferred costs	**(2)**	(325)	**(6)**	(307)
Site restoration	**(1)**	(3)	**(30)**	52
	(600)	(3,869)	**(2,113)**	(6,258)
Financing activities				
Equity proceeds receivable	**–**	(28,000)	**–**	–
Issuance of units	**–**	28,071	**(61)**	28,071
Decrease in long-term debt	**(1)**	(18,065)	**(4,085)**	(21,919)
Distribution to unitholders	**(5,960)**	–	**(5,960)**	–
(Increase) in accrued distributions	**(33)**	–	**(2,016)**	–
	(5,994)	(17,994)	**(12,122)**	6,152
Net cash inflow (outflow)	**3,427**	9,450	**888**	10,374
Cash (bank indebtedness), beginning of period	**(3,298)**	(9,450)	**(759)**	(10,374)
Cash (bank indebtedness), end of period	**129**	–	**129**	–
Supplementary information:				
Interest paid	**467**	650	**1,648**	1,393
Income taxes paid	**110**	229	**234**	318

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months ended June 30, 2003 and 2002 ($000s) (Unaudited)

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through 35 integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of Newalta on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of Newalta and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its subsidiaries. For reporting purposes the Fund is considered the continuing entity of Newalta.

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2002 as contained in the Annual Report for fiscal 2002.

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the second quarter of 2003, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated result of its operations and cash flows for the periods ended June 30, 2003 and 2002.

2. REORGANIZATION

On February 24, 2003, the shareholders and option holders of Newalta approved a Plan of Arrangement under section 193 of the Business Corporations Act (Alberta). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unitholders. The Plan of Arrangement was effected on March 1, 2003.

Under the Plan of Arrangement the Fund issued units in exchange for all of the shares of Newalta on a 1:2 basis. Prior to the exchange, Newalta had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,810,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $5,195 (excluding $596 recorded in 2002).

Effective March 1, 2003, the Fund established a Trust Unit Rights Incentive Plan (the "Rights Incentive Plan") to replace the stock option plan of Newalta. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan are valued and expensed using the intrinsic value method at the time of issuance. Rights are valued as options using a Black-Scholes option pricing model. Prior to March 1, 2003, Newalta had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had not been valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly an expense was recognized in each period based on the gain in the underlying value of the common shares of Newalta. For the first two months of 2003, prior to reorganization into the Fund, Newalta expensed $318 in stock appreciation rights expense. In the second quarter of 2002, Newalta recognized $93 as a recovery of the stock appreciation rights expense, and for the period ending June 30, 2002, Newalta expensed $121.

3. DEBT

(a) Credit facility

On February 20, 2003, the Fund entered into an agreement for a new credit facility with a syndicate arranged by two Canadian chartered banks. The credit facility provides for a total of $65,000 comprised of a $25,000 extendable term facility, a $15,000 reducing 5-year term facility, and a $25,000 operating facility. The credit facility is secured principally by a general security agreement over the Fund's assets. Subject to certain conditions the term facilities charge interest at prime plus 1% or at Bankers Acceptance base plus 2.5% at the Fund's option. The operating facility charges interest at prime plus .25% or at Bankers Acceptance base plus 1.85%, also at the Fund's option. At June 30, 2003, the Fund had utilized $40,000 of the term facilities and none of the operating facility. Principal repayments of $750 per quarter commence on July 1, 2003.

(b) Debentures

On February 28, 2003, $3,000 of 8% debentures were redeemed by Newalta in exchange for cash. During the second quarter $3,000 of 9.5% debentures were converted into 375,000 units at the holders' option. Subsequent to the period, an additional $2,000 of 9.5% debentures were converted into 250,000 units. The remaining $1,000 of 9.5% debentures mature on September 1, 2004 and are convertible into units of the Fund at a conversion price of $8.00 per unit.

4. UNITHOLDERS' CAPITAL

Pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights granted pursuant to the Plan of Arrangement. During the second quarter $3,000 of debentures were converted into 375,000 units.

	Units/Shares	Amount
Shares issued as at December 31, 2002 (000s)	43,634	$ 98,269
Shares cancelled under the plan of arrangement	(43,634)	(98,269)
Units issued under the plan of arrangement	21,817	98,269
Non-board lot repurchased	(7)	(62)
Rights exercised	221	2
Units issued in exchange for debentures	375	3,000
Units outstanding as at June 30, 2003	**22,406**	**$ 101,209**

The Fund declared a monthly distribution of $0.09 per unit for each of the four months since inception. A total of $0.36 per unit, or approximately $7,976 has been distributed to unitholders as of July 15, 2003.

5. TRUST UNIT RIGHTS INCENTIVE PLAN

On February 24, 2003, the Shareholders of Newalta approved the Rights Incentive Plan. On March 1, 2003, the Fund granted 1,042,500 Rights under the plan to certain executives, trustees, and employees. The Rights vest 20% annually from March 1, 2004 until March 1, 2008 and are exercisable at market value at the time of the grant, $9.30 per unit. In addition, pursuant to the Plan of Arrangement, the outstanding stock options as of March 1, 2003 were exchanged for Exchange Rights that are exercisable for units at $0.01 per unit. 218,000 Exchange Rights were exercised during March 2003, and a further 89,000 vest at various dates over the next three years. On May 22, 2003 the Fund granted 275,000 Rights to certain directors, officers, and managers of Newalta Corporation.

The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The market value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.

The Fund accounts for Rights granted pursuant to the Rights plan using intrinsic values. On this basis compensation costs are not required to be recognized in the financial statements for Rights granted at market value. Had compensation costs for the Fund's Rights Plan been determined based on the fair value methodology at the date of the grant, the Fund's pro-forma net earnings for the six months ended June 30, 2003 would have been reduced by $968 and net earnings per unit would have been 32.5 cents per unit. The fair market value of the March 1, 2003 Rights was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The May 22, 2003 Rights were issued at the market price of $9.08 per unit, and valued on the date of issuance using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.6%; yield of 11.9%; expected life of seven years; and expected volatility of 16.8%. Had these compensation costs been reorganized in the Fund's expenses, the net earnings for the period ended June 30, 2003 would have been reduced by $5.

6. NET EARNINGS PER UNIT

Basic per unit calculations for the period ending June 30, 2003 were based on the weighted average number of units outstanding for the quarter. Diluted net earnings included the potential dilution of the outstanding rights and the convertible debentures. The prior year's per share calculations and number of shares have been retroactively restated to reflect the 2 for 1 conversion of shares into units effective March 1, 2003.

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Weighted average number of units	**22,196**	21,816	**22,042**	19,760
Net additional units if rights exercised	**584**	160	**102**	144
Additional units if debentures converted	**117**	261	**753**	261
Diluted weighted average number of units	**22,897**	22,237	**22,897**	20,165

7. FUTURE INCOME TAXES

During the period the Alberta government reduced the corporate tax rate and the Fund has accordingly accounted for the recovery of future income tax due to the change in tax rates.

8. RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

	Three Months Ended June 30	Six Months Ended June 30
	2003	2003
Cash flow from operations before reorganization costs	**9,367**	20,440
Capital expenditures	**(2,012)**	(3,592)
Proceeds from fixed asset sales	**1,415**	1,515
Debt repayment	**–**	–
Cash available for distribution before reorganization costs	**8,770**	18,363
Reorganization costs	**(711)**	(5,176)
Cash available for distribution	**8,059**	13,187
Unitholder distributions declared ($)	**5,993**	7,976
– per unit	**0.27**	0.36
Unitholder distributions paid ($)	**5,960**	5,960
– per unit	**0.27**	0.27

9. RECONCILIATION OF ACCUMULATED UNITHOLDER DISTRIBUTIONS

Balance, December 31, 2002	-
Unitholder distributions declared and paid	(5,960)
Unitholder distributions declared	(2,016)
Balance, June 30, 2003	**(7,976)**

10. SUBSEQUENT EVENTS

Effective July 1, 2003 the Fund acquired a satellite oilfield facility located in southwest Saskatchewan. The purchase price of $3,000 was funded by $500 of cash plus the issuance of 250,000 units valued at $10.00 per unit.

The holder of the 9.5% debentures converted $1,000 principal amount into 125,000 units of the Fund on each of July 2 and August 8, 2003, leaving a principal balance outstanding of $1,000.

11. SEGMENTED INFORMATION

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

Three Months Ended June 30

2003	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	**20,502**	**14,041**			**34,543**
Inter segment revenue [4]	**(6)**	**(19)**	**25**		**-**
Operating expense	**9,964**	**9,933**	**25**		**19,922**
Indirect operating expense [5]	**1,466**	**634**		**1,547** [6]	**3,647**
Depreciation and amortization	**1,737**	**944**		**193**	**2,874**
Net margin	**7,329**	**2,511**		**(1,740)**	**8,100**
General and administrative				**749**	**749**
Interest expense				**783**	**783**
Reorganization costs				**711**	**711**
Operating income	**7,329**	**2,511**		**(3,983)**	**5,857**
Capital expenditures	**1,261**	**246**		**505**	**2,012**
Goodwill	**10,782**				**10,782**
Total assets	**156,259**	**88,700**		**7,771**	**252,730**

2002	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	15,378	7,901			23,279
Inter segment revenue [4]	85	26	(111)		-
Operating expense	8,395	5,693	(111)		13,977
Indirect operating expense [5]	982	578		937 [6]	2,497
Depreciation and amortization	1,713	712		156	2,581
Net margin	4,373	944		(1,093)	4,224
General and administrative				369	369
Interest expense				585	585
Operating income	4,373	944		(2,047)	3,270
Capital expenditures	2,112	1,066		539	3,717
Goodwill	10,782				10,782
Total assets	146,322	77,575		8,413	232,310

[4] Inter-segment revenues are recorded at market, less the costs of serving external customers.
[5] Indirect operating expenses are defined as the allocated general management costs for the reporting unit.
[6] Management does not allocate certain indirect operating, general & administrative, taxes, and interest costs in the segment analysis.

Six Months Ended June 30

2003	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	**46,123**	**26,830**			**72,953**
Inter segment revenue [4]	**44**	**66**	**(110)**		**–**
Operating expense	**21,348**	**20,830**	**(110)**		**42,068**
Indirect operating expense [5]	**2,397**	**1,334**		**3,559** [6]	**7,290**
Depreciation and amortization	**3,455**	**2,056**		**386**	**5,897**
Net margin	**18,967**	**2,676**		**(3,945)**	**17,698**
General and administrative				**1,594**	**1,594**
Interest expense				**1,591**	**1,591**
Reorganization costs				**5,195**	**5,195**
Operating income	**18,967**	**2,676**		**(12,325)**	**9,318**
Capital expenditures	**2,497**	**957**		**138**	**3,592**
Goodwill	**10,782**				**10,782**
Total assets	**156,259**	**88,700**		**7,771**	**252,730**
2002					
External revenue	33,550	13,435			46,985
Inter segment revenue [4]	121	128	(249)		–
Operating expense	16,874	9,852	(249)		26,477
Indirect operating expense [5]	2,014	1,173		1,968 [6]	5,155
Depreciation and amortization	3,371	1,392		291	5,054
Net margin	11,412	1,146		(2,259)	10,299
General and administrative				1,010	1,010
Interest expense				1,366	1,366
Operating income	11,412	1,146		(4,635)	7,923
Capital expenditures	2,487	2,856		874	6,217
Goodwill	10,782				10,782
Total assets	146,322	77,575		8,413	232,310

4 Inter-segment revenues are recorded at market, less the costs of serving external customers.
5 Indirect operating expenses are defined as the allocated general management costs for the reporting unit.
6 Management does not allocate certain indirect operating, general & administrative, taxes, and interest costs in the segment analysis.

EXECUTIVE MANAGEMENT

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Senior Vice President, Finance
and Chief Financial Officer

John W. Knoeck
Vice President, Operations

Peter A. Dugandzic
Vice President, Oilfield

J. Craig Wilkie
Vice President, Business Development

Alan P. Swanson
Vice President, Industrial

CORPORATE INFORMATION

HEAD OFFICE

Suite 1200, 333 Eleventh Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

BANKERS

Bank of Montreal
CIBC
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE

The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Corporate Trust Company
Calgary, Alberta

NEWALTA

newalta.com

NEWALTA INCOME FUND

2003 THIRD QUARTER REPORT

03 | Q3

A DECADE OF PROFITABLE GROWTH

NEWALTA

FINANCIAL HIGHLIGHTS

Newalta Income Fund is the successor organization to Newalta Corporation. Information for the three and nine months ended September 30, 2003, along with comparative information for the respective periods in 2002, is provided. Some numbers from the prior year have been restated to conform to those reported for the Fund.

	Three Months Ended September 30			Nine Months Ended September 30		
($000's) (unaudited)	**2003**	2002	% Increase (Decrease)	**2003**	2002	% Increase (Decrease)
Revenue	**41,981**	30,446	38	**114,934**	77,431	48
Operating income before reorganization costs	**12,377**	7,108	74	**26,890**	15,031	79
Operating income	**12,377**	7,108	74	**21,695**	15,031	44
Net earnings	**9,928**	4,322	130	**18,048**	8,965	101
Net earnings per unit (cents)[1]	**43.3**	19.8	119	**80.8**	43.9	84
Diluted EPU (cents)	**42.5**	19.2	121	**79.4**	42.2	88
EBITDA[2] before reorganization costs	**16,112**	10,474	54	**38,255**	24,850	54
EBITDA	**16,112**	10,474	54	**33,060**	24,850	33
Trailing 12 month EBITDA before reorganization costs	–	–	–	**47,694**	32,719	46
Trailing 12 month EBITDA	–	–	–	**42,499**	32,719	30
Cash flow before reorganization costs[3]	**15,315**	9,502	61	**35,774**	22,300	60
Cash flow	**15,315**	9,502	61	**30,579**	22,300	37
Cash available for distribution before reorganization costs (Note 9)	**9,996**	–	–	**28,360**	–	–
Per unit (cents)	**0.44**	–	–	**1.27**	–	–
Cash available for distribution (Note 9)	**9,996**	–	–	**23,184**	–	–
Per unit (cents)	**0.44**	–	–	**1.04**	–	–
Cash distributions declared (Note 9)	**6,530**	–	–	**14,506**	–	–
Per unit (cents)	**0.285**	–	–	**0.645**	–	–
Capital expenditures, net	**7,069**	14,915	(53)	**9,145**	20,918	(56)
Weighted average units outstanding (000s)[1]	**22,907**	21,817	5	**22,330**	20,446	9
Total units outstanding (000s)[1]	**23,032**	21,817	6	**23,032**	21,817	6

1 For comparative purposes the previously reported weighted average and total number of shares outstanding in 2002 have been converted to units on a 2:1 basis, and per unit calculations have been restated on this basis.

2 EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

3 Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

FINANCIAL SUMMARY AND OPERATIONAL HIGHLIGHTS

Revenue for the third quarter increased 38% to $42.0 million. Operating income improved 74% to $12.4 million and EBITDA was up 54% to $16.1 million. Cash available for distribution was $10.0 million, or 44 cents per unit. During the third quarter, the Fund distributed $6.1 million, or 27 cents per unit. Operating costs declined to less than 60% of revenue; a new performance standard for the Fund. Operating income improved to 29.5% of revenue which also sets a new standard.

For the nine months ended September 30, revenue increased 48% compared to 2002. Before reorganization costs, EBITDA was up 54% and operating income increased 79%. Cash available for distribution excluding reorganization costs was $28.4 million, or $1.27 per unit (14.1 cents per month), well above the declared distributions. Revenue, EBITDA and operating income in the first nine months were higher than all of last year.

On October 21, 2003, we closed a bought deal financing of 3.8 million units at $12.00 per unit, increasing the total units outstanding to 26.8 million. Net proceeds of approximately $43.0 million were used to eliminate our net debt.

"We entered 2003 with clear action plans to increase revenue, improve profitability and generate cash flow in excess of our committed distributions to investors," said Al Cadotte, President and Chief Executive Officer. "We have achieved our objectives for the year and our focus now is on driving improved performance in 2004."



WE HAVE ESTABLISHED NEW STANDARDS OF FINANCIAL PERFORMANCE EACH QUARTER AS OUR REVENUE AND PROFITABILITY CONTINUE TO GROW.

RON SIFTON SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months and nine months ended September 30, 2003 and 2002

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 of Newalta Corporation in the fiscal 2002 annual report, and the MD&A in the fiscal 2002 annual report, including the section on risks and uncertainties.

ACHIEVEMENTS

We have made excellent progress on all of our objectives in 2003. The conversion to an Income Fund on March 1, 2003 has been successful and the unit price has increased steadily. An extensive cost reduction and price improvement program was completed, a strategic alliance was established and we completed the acquisition of our first oilfield satellite facility. We set new performance records every quarter as revenue grew and profitability was enhanced. Based on the new standards of financial performance of the Fund, distributions were increased in September from $0.09 per unit per month to $0.105 per unit per month. We also completed a bought deal financing in October with net proceeds of approximately $43.0 million to eliminate our net debt.

We have established clear plans to grow our existing business and acquire complementary businesses. We have the opportunities, experienced management and the financial capacity to capitalize on opportunities to maintain the momentum that we have established. We are confident that the action we are taking will further enhance performance of the Fund and continue to increase returns to our investors in 2004 and beyond.

RESULTS OF OPERATIONS – THREE MONTHS ENDED SEPTEMBER 30, 2003

For the three months ended September 30, 2003, Newalta Income Fund (the "Fund") increased revenue 38% to $42.0 million, from $30.4 million in the third quarter of 2002. Operating income improved 74% to $12.4 million, while cash flow improved by $5.8 million, or 61%, to $15.3 million. The third quarter's performance was driven by management initiatives to maximize price, reduce costs, and enhance efficiencies, as well as was strong market demand in both the Oilfield and Industrial divisions. Net earnings increased $5.6 million, or 130%, to $9.9 million compared with $4.3 million in 2002.

General and administrative costs increased $0.3 million to $0.8 million, principally as a result of increases in bonus accruals.

Interest expense of $0.6 million was slightly less than 2002 primarily due to reduced interest expense resulting from the conversion of debentures.

The increase in depreciation to $3.1 million from $2.7 million in 2002 was attributable to 2002 and 2003 capital investments.

Income tax expense recognizes the future liability arising from the difference between taxable and accounting income. The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the period substantially all the Fund's income was allocated to shareholders. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

Diluted earnings per unit increased over 120% to 42.5 cents per unit from 19.2 cents in 2002[1]. Distributable cash totaled $10.0 million, of which approximately $6.1 million (27 cents per unit) was distributed to unitholders.

RESULTS OF OPERATIONS – NINE MONTHS ENDED SEPTEMBER 30, 2003

For the nine months ended September 30, 2003 revenue improved 48% and operating income before reorganization costs increased 79%. Including the reorganization costs incurred earlier in the year, operating income improved 44% to $21.7 million and net earnings improved 101% to $18.0 million. Reorganization costs were $5.2 million or $0.23 per unit. Cash flow before reorganization costs increased 60% to $35.8 million for the nine months, and including reorganization costs increased $8.3 million, or 37%, to $30.6 million. Cash available for distribution, excluding reorganization costs, was $28.4 million ($1.27 per unit). Cash available for distribution, after reorganization costs, was $23.2 million ($1.04 per unit). Excluding reorganization costs, trailing 12 month EBITDA[2] improved by 46% to $47.7 million. After reorganization costs, diluted earnings per unit were 79.4 cents compared with 42.2 cents per unit[2] in 2002. The record performance for the nine months ended September 30, 2003 can be attributed to strong demand for the Fund's services and products and to operating efficiencies. Further reasons for the improvement in performance are outlined in the results of operations for the three months ended September 30, 2003.

1 Per unit calculations for 2002, prior to the reorganization into the Fund, are calculated as if the weighted average number of shares at the time had been converted to units on a 2:1 basis, and have been retroactively restated.

2 EBITDA is provided to assist management and investors in determining the ability of the Fund to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other funds or companies.

3 Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

General and administrative expenses were $2.4 million compared to $1.5 million in 2002. The increase in expenses relates to a non-cash accrual of $0.3 million for the stock appreciation rights expense (2002-nil), plus additional bonus and insurance costs.

Interest expense is approximately $0.2 million higher than last year due to the interest incurred on the debentures issued for asset acquisitions last year. As at September 30, 2003 all the remaining debentures have been converted to units.

Depreciation expense of $9.1 million was 8% of revenue compared to $7.7 million or 10% of revenue in 2002. The increase in depreciation expense reflects the 2002 capital program and is mainly attributable to the acquisition of assets from Mohawk Lubricants Ltd.

The reorganization costs incurred during the nine month period relate to restructuring the Corporation into an income fund.

SEGMENTED PERFORMANCE

Oilfield

The Oilfield segment ("Oilfield") recovers and resells crude oil from oilfield wastes. Oilfield accounts for approximately 63% of the Fund's total assets and 65% of the Fund's revenues. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 83% of Oilfield revenues come from wastes generated from oil and gas production. Revenue in Oilfield varies with oilfield activity and commodity prices.

During the three months ended September 30, 2003 Oilfield recovered a total of 289,000 barrels of crude oil, of which 76,000 barrels were for the Fund's account and sold at an average price of $36.13 per barrel. Comparable recoveries in third quarter of 2002 were 291,000 barrels including 65,000 barrels for the Fund's account, at an average price of $39.24 per barrel. Revenue for the three months from Oilfield increased 44% to $28.7 million and segment margin improved 68% to $13.7 million. The record Oilfield performance resulted primarily from management initiatives and strong oilfield activity, which more than compensated for the 8% reduction in average price received per barrel of oil recovered and sold. The 62% drilling rig utilization rate for the quarter was above the 5 year average of 48% and last year's average of 41%.

For the nine months ended September 30, 2003 business fundamentals remained strong with above average drilling and strong market demand. During the nine months Oilfield recovered a total of 878,000 barrels of crude oil, of which 207,000 barrels were sold for the Fund's account at an average price of $39.01 per barrel. For the first nine months of 2002 oil recoveries totalled 800,000 barrels including 175,000 barrels for the Fund's account, at an average price of $34.88 per barrel. Revenue for the nine months increased 40% to $74.8 million, and margin improved 67% to $32.7 million.

For the three months ended September 30, 2003 capital spending totaled $6.2 million ($3.1 million in 2002) of which $2.5 million was a non-cash equity issue. Capital expenditures for the nine months were $8.7 million ($6.2 million cash) compared to $5.5 million last year. On July 1, 2003, the Fund purchased a satellite oilfield facility in southwest Saskatchewan for $3.2 million.

The outlook for Oilfield remains positive for the balance of the year. Continuing strong oilfield activity, combined with strategic initiatives to improve profitability should continue to deliver record performance.

Industrial

The Industrial segment ("Industrial") collects automotive and industrial wastes and waste lubricating oil in western Canada, which are then processed into resalable products. Industrial accounts for approximately 34% of the Fund's total assets and generates approximately 35% of the Fund's total revenue. Industrial produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil, and drilling oil. This year approximately 57% of Industrial revenue comes from product sales with the balance derived from collection fees (compared to 47% product sales in 2002). This increase in product sales is attributed to the business acquired from Mohawk in 2002.

For the three months ended September 30, 2003 Industrial revenue increased 27%, to $13.3 million, and margin improved 28%. During the quarter Industrial collected 13.9 million litres of waste oil, compared to 14.9 million litres collected in 2002. Collection revenue increased 25% to $5.9 million for the quarter.

For the nine months ended September 30, 2003 revenue improved 68% to $40.1 million, and margin increased 57%. For the nine months Industrial collected 39.9 million litres of waste oil compared to 34.4 million litres in 2002.

Capital expenditures for the three months ended September 30, 2003 were $0.4 million compared with $11.3 million in 2002. Year to date capital spending was $1.4 million ($14.2 million in 2002). Capital spending in 2002 included $10.3 million spent to acquire the Mohawk assets.

Collection activity and product sales are expected to continue at a high level for the remainder of 2003. Price increases and cost reduction initiatives previously initiated are positively impacting operating results. For the remainder of the year Industrial will focus on developing product markets, increasing collection activities in the waste water market and the centrifugation of sludges.

CAPITAL EXPENDITURES

Capital expenditures on a cash basis for the three months ending September 30, 2003, net of proceeds of disposition, were $4.6 million, compared with $8.9 million in 2002. Total capital additions, for the quarter, were $7.1 million compared to $14.9 million in 2002. Included in the 2003 spending is $3.2 million for a satellite oilfield facility. Year to date net capital spending was $9.1 million inclusive of the $1.5 million of proceeds from the sale of assets as compared to net capital spending of $20.9 million in 2002. For the nine months growth capital spending totaled approximately $2.0 million, the acquisition cost $3.2 million, and the balance of capital spending, $5.4 million related to sustenance capital. Total sustenance capital expenditures for 2003 are estimated to be approximately $7.0 million. Total growth capital expenditures for 2003, excluding acquisitions, are estimated to be approximately $5.0 million.

LIQUIDITY AND FINANCIAL RESOURCES

At September 30, 2003, long-term debt (including the current portion) was $39.3 million or approximately 0.9 times trailing 12 month EBITDA, compared with $50.1 million, or 1.5 times trailing 12 month EBITDA a year ago. During the first quarter of 2003, management negotiated a new credit facility with two Canadian chartered banks. The new facility provides for a total of $65.0 million in loan capacity, with equal quarterly payments of $0.75 million. As at September 30, 2003, the $25 million operating line was unutilized, the $25.0 million extendable term facility was fully drawn, and the five year term facility had $14.3 million outstanding.

On September 30, 2003 the Fund announced that it had entered into a bought deal to raise $45.6 million of equity through the issuance of 3.8 million units, at $12.00 per unit. On October 21, 2003 the financing closed with net proceeds to the Fund of approximately $43.0 million. The proceeds of the offering will be used to repay the $25.0 million extendable term facility, general corporate purposes and to fund Newalta's growth through investments in existing operations as well as acquisitions.

UNITHOLDERS' CAPITAL

During the first quarter, under a Plan of Arrangement, the Fund issued 21.8 million units and 0.3 million Exchange Rights in exchange for all of the common shares and options of Newalta Corporation. In March 2003, holders of 0.2 million Exchange Rights exercised resulting in an additional issuance of 0.2 million units. During the year the holders of the $6.0 million of debentures converted their debentures to 750,000 units in the Fund. On July 1, 2003, 250,000 units ($2.5 million) were issued to acquire a satellite Oilfield facility. Outstanding units at the end of the quarter totaled 23.0 million units.

QUARTERLY COMPARISON ($000's)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
Revenue	**41,981**	30,446	**114,934**	77,431
Net earnings	**9,928**	4,322	**18,048**	8,965
Net earnings per unit (cents)	**43.3**	19.8	**80.8**	43.9
Diluted net earnings per unit (cents)	**42.5**	19.2	**79.4**	42.2

RISKS AND UNCERTAINTIES

This report contains forward-looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Fund's business and results of operations. There are a number of factors that could cause actual results to differ materially from those indicated. Operational risks include:

- The business of the Fund is affected by fluctuations in the level of activity in the oil and natural gas industry, which, in turn, is directly affected by changes in world energy prices.
- Fluctuations in commodity prices also affect the value of the crude oil the Fund recovers and resells. In the first nine months of the year oil sales accounted for 12% of total revenue in both 2003 and 2002.
- The waste management industry is highly regulated, and the Fund's business is affected by government legislation.
- The Fund's business is also affected by seasonality and by competition, which varies by location and by type of service.

The Fund currently has no swaps, hedges, nor derivatives in place. Financial risk is limited to the Fund's exposure to fluctuations in interest rates, and to the normal business risk incurred with trade accounts receivable. In the three months ending September 30, 2003, a 1% change in interest rates would have increased/decreased operating income by $0.1 million. Some sales are to customers based in the United States and as a result the Fund is exposed to the risk of currency exchange rate changes. Both exchange rate and trade receivables risk are minimized through the Fund's credit granting and receivables collection processes.

Newalta Income Fund maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 35 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

"signed"

RONALD L. SIFTON
SENIOR VICE PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER

This document may contain forward-looking statements, relating to the operations or to the environment in which Newalta operates, which are based on the Fund's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

($000s)	September 30, 2003	December 31, 2002
	Unaudited	Audited
Assets		
Current assets		
Cash (Note 12)	**489**	–
Accounts receivable	**33,251**	27,924
Inventory	**7,504**	7,923
Prepaid expenses	**1,918**	730
	43,162	36,577
Capital assets and intangibles	**208,188**	207,642
Goodwill	**10,782**	10,782
Deferred costs	**839**	811
	262,971	255,812
Liabilities		
Current liabilities		
Bank indebtedness	**-**	759
Accounts payable	**17,968**	17,626
Distribution payable	**2,418**	–
Current portion of long-term debt (Note 3)	**3,003**	2,339
Current portion of debentures	**-**	6,000
	23,389	26,724
Long-term debt (Notes 3 and 12)	**36,250**	38,751
Debentures	**-**	3,000
Future income taxes	**35,271**	32,024
Site restoration	**3,052**	2,732
	97,962	103,231
Unitholders' Equity		
Unitholders' capital (Notes 4 and 12)	**106,709**	98,269
Contributed surplus	**446**	–
Accumulated earnings (Note 2)	**72,360**	54,312
Accumulated cash distributions (Notes 9 and 10)	**(14,506)**	–
	165,009	152,581
	262,971	255,812

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

	Three Months Ended September 30		Nine months ended September 30	
($000s) (Unaudited)	**2003**	2002	**2003**	2002
Revenue	**41,981**	30,446	**114,934**	77,431
Expenses				
Operating	**25,081**	19,468	**74,439**	51,101
General and administrative	**787**	504	**2,381**	1,513
Interest (Note 3)	**648**	691	**2,239**	2,057
Depreciation and site remediation	**3,087**	2,675	**9,126**	7,762
Loss (gain) on disposal of fixed assets	**1**	-	**(141)**	(33)
Reorganization (Note 2)	**-**	-	**5,195**	-
Operating income	**12,377**	7,108	**21,695**	15,031
Provisions for income taxes				
Current	**150**	148	**400**	448
Future (Note 7)	**2,299**	2,638	**3,247**	5,618
	2,449	2,786	**3,647**	6,066
Net earnings	**9,928**	4,322	**18,048**	8,965
Accumulated earnings, beginning of period	**62,432**	46,538	**54,312**	44,282
Goodwill write-down, net of tax	**-**	-	**-**	(2,232)
Stock appreciation rights	**-**	-	**-**	(155)
Accumulated earnings, end of period	**72,360**	50,860	**72,360**	50,860
Net earnings per unit (cents) (Notes 2 and 6)	**43.3**	19.8	**80.8**	43.9
Diluted net earnings per unit (cents) (Notes 2 and 6)	**42.5**	19.2	**79.4**	42.2

CONSOLIDATED STATEMENTS OF CASH FLOW

	Three Months Ended September 30		Nine months ended September 30	
($000s) (Unaudited)	**2003**	2002	**2003**	2002
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	**9,928**	4,322	**18,048**	8,965
Items not requiring cash				
Depreciation and site remediation	**3,087**	2,675	**9,126**	7,762
Future income taxes	**2,299**	2,638	**3,247**	5,618
Stock compensation expense	**-**	(133)	**318**	(12)
(Gain) on disposal of fixed assets	**1**	-	**(141)**	(33)
Reorganization	**-**	-	**(19)**	-
Cash flow from operations	**15,315**	9,502	**30,579**	22,300
Decrease (increase) in working capital	**(3,050)**	(2,435)	**(3,189)**	(4,753)
	12,265	7,067	**27,390**	17,547
Investing activities				
Additions to capital assets	**(4,569)**	(8,915)	**(8,161)**	(15,132)
Net proceeds on sale of capital assets	**-**	-	**1,516**	214
Deferred costs	**(22)**	(221)	**(29)**	(528)
Site restoration	**(34)**	-	**(64)**	52
	(4,625)	(9,136)	**(6,738)**	(15,394)
Financing activities				
Issuance of units	**-**	-	**(61)**	28,071
Decrease in long-term debt and debentures	**(751)**	2,069	**(4,837)**	(19,850)
Distribution to unitholders	**(6,128)**	-	**(12,088)**	-
(Increase) in accrued distributions	**(401)**	-	**(2,418)**	-
	(7,280)	2,069	**(19,404)**	8,221
Net cash inflow	**360**	-	**1,248**	10,374
Cash (bank indebtedness), beginning of period	**129**	-	**(759)**	(10,374)
Cash, end of period	**489**	-	**489**	-
Supplementary information:				
Interest paid	**709**	639	**2,358**	2,032
Income taxes paid	**178**	222	**413**	540

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months ended September 30, 2003 and 2002 ($000s) (Unaudited)

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through 35 integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of Newalta on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of Newalta and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its subsidiaries. For reporting purposes the Fund is considered the continuing entity of Newalta.

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements contain disclosures, which are supplemental to the Fund's annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2002 as contained in the Annual Report for fiscal 2002.

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the third quarter of 2003, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated result of its operations and cash flows for the periods ended September 30, 2003 and 2002.

2. REORGANIZATION

On February 24, 2003, the shareholders and option holders of Newalta approved a Plan of Arrangement under section 193 of the Business Corporations Act (Alberta). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unitholders. The Plan of Arrangement was effected on March 1, 2003.

Under the Plan of Arrangement the Fund issued units in exchange for all of the shares of Newalta on a 1:2 basis. Prior to the exchange, Newalta had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,810,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $5,195 (excluding $596 recorded in 2002).

Effective March 1, 2003, the Fund established a Trust Unit Rights Incentive Plan (the "Rights Incentive Plan") to replace the stock option plan of Newalta. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan are valued using the intrinsic value method at the time of issuance. The expense thus calculated is described in note 5. Rights are valued as options using a Black-Scholes option pricing model. Prior to March 1, 2003, Newalta had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had been neither valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly an expense was recognized in each period based on the gain in the underlying value of the common shares of Newalta. For the first two months of 2003, prior to reorganization into the Fund, Newalta expensed $318 in stock appreciation rights expense. In the third quarter of 2002, Newalta recognized $133 as a recovery of the stock appreciation rights expense, and for the period ending September 30, 2002, Newalta recognized a recovery of $12.

3. DEBT

(a) Credit facility

On February 20, 2003, the Fund entered into an agreement for a new credit facility with a syndicate arranged by two Canadian chartered banks. The credit facility provides for a total of $65,000 comprised of a $25,000 extendable term facility, a $15,000 reducing 5-year term facility, and a $25,000 operating facility. The credit facility is secured principally by a general security agreement over the Fund's assets. Subject to certain conditions the term facilities charge interest at prime plus 0.5% or at Bankers Acceptance base plus 2.0%, at the Fund's option. The operating facility charges interest at prime or at Bankers Acceptance base plus 1.5%, also at the Fund's option. At September 30, 2003, the Fund had utilized $39,250 of the term facilities and the operating facility was unutilized. Principal repayments are $750 per quarter, commencing July 1, 2003.

(b) Debentures

On February 28, 2003, $3,000 of 8% debentures were redeemed by Newalta in exchange for cash. During the nine months $6,000 of 9.5% debentures were converted into 750,000 units, of which $3,000 was converted during the third quarter. There are no debentures outstanding as at September 30, 2003.

4. UNITHOLDERS' CAPITAL

Pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights granted pursuant to the Plan of Arrangement.

During the third quarter of 2003, $3,000 of debentures were converted into 375,000 units. Also during the third quarter the Fund purchased certain assets for 250,000 units plus $700. An additional 1,000 units were exercised during the quarter under the Rights Incentive Plan.

	Units/Shares	Amount
Shares issued as at December 31, 2002 (000s)	43,634	$ 98,269
Shares cancelled under the plan of arrangement	(43,634)	(98,269)
Units issued under the plan of arrangement	21,817	98,269
Non-board lot repurchased	(7)	(62)
Rights exercised	222	2
Units issued in exchange for debentures	750	6,000
Units issues on asset purchase	250	2,500
Units outstanding as at September 30, 2003	**23,032**	**$ 106,709**

The Fund declared a monthly distribution of $0.09 per unit for each of the months of March through August, inclusive. In September, the monthly distribution was increased to $0.105 per unit. A total of $0.645 per unit, or approximately $14,500 has been distributed to unitholders as of October 15, 2003.

5. TRUST UNIT RIGHTS INCENTIVE PLAN

On February 24, 2003, the Shareholders of Newalta approved the Rights Incentive Plan. On March 1, 2003, the Fund granted 1,042,500 Rights under the plan to certain executives, trustees, and employees. The Rights vest 20% annually from March 1, 2004 until March 1, 2008 and are exercisable at market value at the time of the grant, $9.30 per unit. In addition, pursuant to the Plan of Arrangement, the outstanding stock options as of March 1, 2003 were exchanged for Exchange Rights that are exercisable for units at $0.01 per unit. 218,000 Exchange Rights were exercised during March 2003, another 2,800 were exercised in June 2003, and a further 1,000 were exercised during September 2003. The remaining 85,200 vest at various dates over the next three years. On May 22, 2003 the Fund granted 275,000 Rights to certain directors, officers, and managers of Newalta Corporation.

The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The market value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.

The Fund accounts for Rights granted pursuant to the Rights plan using intrinsic values. On this basis compensation costs are not required to be recognized in the financial statements for Rights granted at market value. Had compensation costs for the Fund's Rights Plan been determined based on the fair value methodology at the date of the grant, the Fund's pro-forma net earnings for the nine months ended September 30, 2003 would have been reduced by $968 and net earnings per unit would have been 78 cents. There was no impact in the third quarter. The fair market value of the March 1, 2003 Rights was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The May 22, 2003 Rights were issued at the market price of $9.08 per unit, and valued on the date of issuance using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.6%; yield of 11.9%; expected life of seven years; and expected volatility of 16.8%. Had these compensation costs been recognized in the Fund's expenses, the operating income for the nine months ended September 30, 2003 would have been reduced by $13. There was no impact in the third quarter.

6. NET EARNINGS PER UNIT

Basic per unit calculations for the period ending September 30, 2003 were based on the weighted average number of units outstanding for the quarter. Diluted net earnings included the potential dilution of the outstanding rights and the convertible debentures. The prior year's per share calculations and number of shares have been retroactively restated to reflect the 2 for 1 conversion of shares into units effective March 1, 2003.

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
Weighted average number of units	**22,907**	21,817	**22,330**	20,446
Net additional units if rights exercised	**372**	67	**242**	128
Additional units if debentures converted	**125**	1,011	**486**	1,011
Diluted weighted average number of units	**23,404**	22,895	**23,040**	21,585

7. FUTURE INCOME TAXES

During the second quarter the Alberta government reduced the corporate tax rate and in the second quarter the Fund accordingly accounted for the recovery of future income tax due to the change in tax rates.

8. COMPARATIVE FIGURES

Certain of the prior year's and prior quarter's comparative figures have been reclassified to conform to the current period's presentation.

9. RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

	Three Months Ended September 30 2003	Nine Months Ended September 30 2003
Cash flow from operations before reorganization costs	**$ 15,315**	$ 35,774
Capital expenditures	**(4,569)**	(8,161)
Proceeds from fixed asset sales	**–**	1,516
Debt repayment	**(750)**	(750)
Cash available for distribution before reorganization costs	**9,996**	28,379
Reorganization costs	**–**	(5,195)
Cash available for distribution	**$ 9,996**	$ 23,184
Unitholder distributions declared	**6,530**	14,506
– per unit	**0.285**	0.645
Unitholder distributions paid	**6,128**	12,088
– per unit	**0.27**	0.54

10. RECONCILIATION OF ACCUMULATED UNITHOLDER DISTRIBUTIONS

Balance, December 31, 2002	$ –
Unitholder distributions declared and paid	(12,088)
Unitholder distributions declared	(2,418)
Balance, September 30, 2003	**$ (14,506)**

11. ACQUISITION

Effective July 1, 2003, the Fund acquired a satellite oilfield facility located in southwest Saskatchewan. The purchase price of $3,200 was funded by $700 of cash plus the issuance of 250,000 units valued at $10.00 per unit. The value of the consideration given and the assets received are:

Units issued	**$ 2,500**
Cash	**712**
Total consideration	**3,212**
Plant and equipment	**2,912**
Intangibles	**300**
Total	**$ 3,212**

12. SUBSEQUENT EVENT

On September 30, 2003, the Fund announced that it had entered into an agreement with an underwriting syndicate to raise $45.6 million through the issuance of units of the Fund. On October 21, 2003, the Fund issued 3.8 million units at $12.00 each for gross proceeds of $45.6 million and net proceeds of approximately $43.0 million.

13. SEGMENTED INFORMATION

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

Three Months Ended September 30

2003	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	**28,682**	**13,299**			**41,981**
Inter segment revenue[4]	**4**	**29**	**(33)**		**-**
Operating expense	**11,643**	**9,458**	**(33)**		**21,068**
Indirect operating expense[5]	**1,482**	**478**		**2,054**[6]	**4,014**
Depreciation and site remediation	**1,819**	**1,070**		**198**	**3,087**
Net margin	**13,742**	**2,322**		**(2,252)**	**13,812**
General and administrative				**787**	**787**
Interest expense				**648**	**648**
Operating income	**13,742**	**2,322**		**(3,687)**	**12,377**
Capital expenditures	**6,118**	**488**		**463**	**7,069**
Goodwill	**10,782**				**10,782**
Total assets	**165,405**	**89,357**		**8,209**	**262,971**
2002					
External revenue	19,974	10,472			30,446
Inter segment revenue[4]	118	19	(137)		-
Operating expense	9,088	7,255	(137)		16,206
Indirect operating expense[5]	1,057	682		1,523[6]	3,262
Depreciation and site remediation	1,765	738		172	2,675
Net margin	8,182	1,816		(1,695)	8,303
General and administrative				504	504
Interest expense				691	691
Operating income	8,182	1,816		(2,890)	7,108
Capital expenditures	3,029	11,341		545	14,915
Goodwill	10,782				10,782
Total assets	150,834	93,093		10,023	253,950

4 Inter-segment revenues are recorded at market, less the costs of serving external customers.
5 Indirect operating expenses are defined as the allocated general management costs for the reporting unit.
6 Management does not allocate certain indirect operating, general and administrative, taxes, and interest costs in the segment analysis.

Nine Months Ended September 30

2003	Oilfield	Industrial	Inter-segment	Corporate and Unallocated	Consolidated Total
External revenue	**74,805**	**40,129**			**114,934**
Inter segment revenue[4]	**48**	**95**	**(143)**		**–**
Operating expense	**32,991**	**30,288**	**(143)**		**63,136**
Indirect operating expense[5]	**3,879**	**1,812**		**5,612**[6]	**11,303**
Depreciation and site remediation	**5,274**	**3,126**		**585**	**8,985**
Net margin	**32,709**	**4,998**		**(6,197)**	**31,510**
General and administrative				**2,381**	**2,381**
Interest expense				**2,239**	**2,239**
Reorganization costs				**5,195**	**5,195**
Operating income	**32,709**	**4,998**		**(16,012)**	**21,695**
Capital expenditures	**8,615**	**1,445**		**601**	**10,661**
Goodwill	**10,782**				**10,782**
Total assets	**165,405**	**89,357**		**8,209**	**262,971**
2002					
External revenue	53,524	23,907			77,431
Inter segment revenue[4]	239	147	(386)		–
Operating expense	25,963	17,107	(386)		42,684
Indirect operating expense[5]	3,071	1,630		3,716[6]	8,417
Depreciation and site remediation	5,136	2,130		463	7,729
Net margin	19,593	3,187		(4,179)	18,601
General and administrative				1,513	1,513
Interest expense				2,057	2,057
Operating income	19,593	3,187		(7,749)	15,031
Capital expenditures	5,516	14,197		1,419	21,132
Goodwill	10,782				10,782
Total assets	150,834	93,093		10,023	253,950

4 Inter-segment revenues are recorded at market, less the costs of serving external customers.
5 Indirect operating expenses are defined as the allocated general management costs for the reporting unit.
6 Management does not allocate certain indirect operating, general and administrative, taxes, and interest costs in the segment analysis.

EXECUTIVE MANAGEMENT

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Senior Vice President, Finance
and Chief Financial Officer

John W. Knoeck
Vice President, Operations

Peter A. Dugandzic
Vice President, Oilfield

J. Craig Wilkie
Vice President, Business Development

Alan P. Swanson
Vice President, Industrial

CORPORATE INFORMATION

HEAD OFFICE

Suite 1200, 333 Eleventh Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

BANKERS

Bank of Montreal
CIBC
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE

The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Corporate Trust Company
Calgary, Alberta

NEWALTA

newalta.com

Q1


NEWALTA
TSX:NAL.UN

WE ARE:

- INCREASING INVESTOR RETURNS
- IMPROVING PROFITABILITY
- ENHANCING OPERATIONAL STRENGTH
- EXECUTING ACCRETIVE ACQUISITIONS
- EXPANDING OUR CUSTOMER BASE
- DELIVERING SUPERIOR VALUE

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- First quarter revenue improved 12% to $42.9 million.
- Oilfield revenue in the first quarter of 2004 was $28.8 million, an increase of 10%. The increase in revenue is mainly attributed to the management initiatives completed in mid 2003 as well as strong market demand and above average drilling activity.
- Industrial revenue in the first quarter of 2004 was $14.1 million, an increase of 15%, resulting mainly from acquisitions completed in December 2003 and in the first quarter of 2004 and management initiatives completed in mid 2003.
- Operating costs in the quarter were 58.1% of revenue as compared to 60.6% in 2003. The reduction in operating costs resulted from several management initiatives to reduce costs and improve productivity that were completed in mid 2003.
- Operating income excluding reorganization costs improved 30% to $10.3 million. The impact of acquisitions was largely offset by the decline in the price of recovered crude oil as a result of the stronger Canadian dollar.
- Cash flow excluding reorganization costs improved 24% to $13.8 million. Cash available for growth and distribution excluding reorganization costs improved 23% to $12.0 million, well in excess of the $9.0 million of declared distributions.
- Distributions per unit were increased 19% in March 2004.
- Net earnings improved 387% to $9.9 million.
- Three complementary acquisitions were completed in the quarter. Total growth and acquisition capital expenditures were $14.3 million as compared to $0.2 million in 2003.
- Our balance sheet at March 31, 2004 remained very strong with substantial unutilized debt capacity. We also commenced negotiations to increase our credit facility.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

This document contains forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund and Newalta Corporation (collectively "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of Newalta Income Fund (the "Fund") and notes thereto, the Management's Discussion and Analysis, and the Renewal Annual Information Form of the Fund for the year ended December 31, 2003 and the interim consolidated financial statements of the Fund and notes thereto for the three months ended March 31, 2004.

The Fund is the successor organization to Newalta Corporation. Information for the three months ended March 31, 2004, along with comparative information for 2003, is provided. Certain numbers from the prior period have been reclassified to conform to those reported for the Fund in the current period.

Management's discussion and analysis has been prepared taking into consideration information available to April 30, 2004.

FINANCIAL RESULTS AND HIGHLIGHTS

Three Months Ended March 31 ($000s except per unit data) (unaudited)	2004	2003	% Increase (Decrease)
Revenue	42,888	38,410	12
Operating income excluding reorganization costs[1]	10,260	7,881	30
Operating income	10,260	3,397	202
Net earnings	9,872	2,026	387
Earnings per unit ($)	0.37	0.09	311
Diluted earnings per unit ($)	0.36	0.09	300
EBITDA[2] excluding reorganization costs	13,845	11,718	18
EBITDA	13,845	7,234	91
Trailing 12 month EBITDA[2] excluding reorganization costs	53,279	38,663	38
Trailing 12 month EBITDA	52,568	33,583	57
Cash flow[3] excluding reorganization costs	13,801	11,111	24
Cash flow	13,801	6,608	109
– per unit ($)	0.51	0.30	70
Maintenance capital expenditures	1,024	1,420	(28)
Principal repayments	750	–	–
Cash available for growth and distributions excluding reorganization costs	12,022	9,758	23
– per unit ($)	0.45	0.45	–
Cash available for growth and distributions	12,022	5,293	127
– per unit ($)	0.45	0.24	88
Cash distributions declared[1]	9,021	1,983	355
– per unit ($)	0.335	0.09	272
Growth and acquisition capital expenditures	14,265	160	8,815
Weighted average units outstanding[4] (000s)	26,878	21,888	23
Total units outstanding (000s)	27,075	22,029	23

1 On March 1, 2003, Newalta Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $4.5 million was incurred in the first three months of 2003.

2 EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other funds or companies.

3 Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on operating cash flow before changes in non-cash working capital.

4 For comparative purposes, the previously reported weighted average shares outstanding in 2003 have been converted to units on a 2:1 basis, and per unit calculations have been adjusted on this basis.

Overall Performance

THREE MONTHS ENDED MARCH 31, 2003 AND 2004

Newalta's strong 2003 financial performance continued in 2004. The increases in operating income and cash flow is attributable to management initiatives completed in mid 2003 to increase revenue, reduce costs and improve productivity. The impact of recent acquisitions was largely offset by the decline in the price of recovered crude oil as a result of the stronger Canadian dollar. Internal growth capital investments in 2003 were very modest and the 2004 internal growth program will not contribute to performance until the second half of 2004. The demand for Newalta's services and drilling activity remained strong. Revenue improved 12% and net earnings improved 387%. Excluding the cost to reorganize into an income trust, net earnings improved approximately 100%. As a result of management initiatives to increase revenue, reduce costs and improve productivity, operating costs as a percentage of revenue were reduced to 58.1% from 60.6% in 2003.

At March 31, 2004, the Fund's balance sheet remained strong. The three complementary acquisitions completed in the first quarter of 2004 totaling approximately $10.7 million were funded from cash. Cash flow excluding reorganization costs improved 24% to $13.8 million as compared to 2003. Cash available for growth and distributions was $12.0 million, well in excess of the $9.0 million in declared distributions ($0.335 per unit).

Maintenance capital expenditures, which are funded from cash flow, were $1.0 million as compared to $1.4 million in 2003. Growth capital expenditures in the quarter were $14.3 million as compared to $0.2 million in 2003.

Segmented information is discussed in Results of Operations.

Results of Operations

Revenue in the quarter increased $4.5 million or 12% to $42.9 million as compared to $38.4 million in 2003. The increase in revenue was derived approximately equally from acquisitions and management's initiatives to increase revenue. Strong WTI oil prices were more than offset by the strength of the Canadian dollar. While the volume of oil sold for Newalta's account increased 22% in the quarter, oil sales in the quarter were only $3.3 million as compared to $3.1 million in 2003, reflecting the lower average price in Canadian dollars.

The Oilfield division ("Oilfield") recovers and resells crude oil from oilfield wastes. Oilfield accounted for approximately 61% of Newalta's total assets and generated 67% of Newalta's total revenue. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue comes from day to day production, with the balance from drilling related activities. Revenue is also impacted by activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI will result in an impact on Newalta's operating income of approximately $0.5 million. Drilling activity in western Canada in the first quarter of 2004 remained above the five-year average. During the quarter, Oilfield recovered 314,000 barrels of crude oil, of which 83,000 barrels were sold for Newalta's account at an average price of Cdn $39.47 per barrel. In 2003, oil recoveries totaled 332,000 barrels including 68,000 barrels for Newalta's account, at an average price of Cdn $45.45 per barrel. Performance in 2004 remained very strong with revenue and net margin improving year over year by 10% and 12% respectively. Improvements in revenue were driven mainly by strong market demand for Oilfield's services, as well as management initiatives to increase pricing and add incremental revenue through strategic alliances and the on-going development of on-site services.

One satellite facility was acquired in Drumheller, Alberta in the quarter for approximately $2.0 million. Management initiatives to reduce costs and improve productivity also contributed to the increase in net margin. Operating costs as a percentage of revenue were 46.7% as compared to 48.1% in 2003. Oilfield offers a wide variety of services that have similar profit margins, and as a result, increases or decreases in operating costs, as a percentage of revenue, are closely correlated with return on investments. The outlook for Oilfield remains very positive. Strong market demand and robust commodity prices are widely expected to continue throughout 2004. These conditions, combined with an active internal growth program, an aggressive strategy to acquire complementary businesses in western Canada and the impact of management initiatives to improve revenue and reduce costs, should result in very strong performance in 2004.

The Industrial division ("Industrial") collects automotive and industrial wastes and waste lubricating oil in western Canada, which are processed into resalable products. Industrial accounted for 35% of Newalta's total assets and generated 33% of Newalta's total revenue. Industrial produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil, and drilling oil. In 2004, approximately $6.9 million or 49% of Industrial revenue came from product sales, as compared to 65% in 2003, with the balance derived from collection and transportation fees. Industrial's performance is impacted by the general state of the economy in western Canada. The automotive after-market is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year. During the quarter, Industrial closed the acquisition of two complementary businesses, including a satellite facility near Redwater, Alberta and an industrial waste collection business with operations in Cranbrook and Sparwood, British Columbia. The total purchase price of the acquisitions was approximately $9.0 million. Industrial revenue in 2004 improved 15% to $14.1 million. The revenue increase of $1.8 million is mainly attributable to the Hazmat acquisition in December 2003.

Improvements in net margin for the year were divided about equally between acquisitions and management initiatives to reduce costs and improve productivity. Collection and transportation revenues improved 67% to $7.2 million from $4.3 million in 2003. This increase is mainly attributed to acquisitions. The volume of collected lube oil was down slightly at 11.4 million liters (12.4 million liters in 2003). The service and product offerings of Industrial are extremely competitive and have a wide range of profitability and therefore, margin, as a percentage of revenue, does not accurately reflect return on investments. At March 31, 2004, the trailing 12 month EBITDA as a percentage of net book value of fixed assets was 15.7% as compared to 11.3% for 2003. Management's long-term target is 25%. Collection and transportation revenue, and product sales, are expected to be approximately equal for 2004. Pricing strategies and cost reduction initiatives completed in mid 2003 and complementary acquisitions are positively impacting operating results. In 2004, Industrial will focus on developing product markets, increasing collection activities in the waste water market, centrifugation of sludges and the acquisition of complementary businesses.

Selling, general and administrative costs of $4.1 million were 9.6% of revenue in 2004 as compared to $3.4 million or 8.9% of revenue in 2003. The increase is primarily attributed to increased bonuses to employees and additional staff to handle growth in the business. Management's goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less.

Depreciation and accretion increased $0.5 million to $3.5 million (8.2% of revenue) from $3.0 million (7.9% of revenue) in 2003. The increase in depreciation reflects the 2003 capital program.

Interest expense was lower in 2004 as a result of lower debt levels throughout the year. Debt levels were reduced due to the strong 2003 financial performance as well as the October 2003 equity issue.

On March 1, 2003, Newalta Corporation converted into an income trust. Of the total conversion cost of $5.8 million, $4.5 million ($0.16 per unit after tax) was incurred in the first quarter of 2003.

Income tax expense for the quarter was $0.4 million as compared to $1.4 million in 2003. On March 31, 2004, the Province of Alberta announced a reduction in the corporate provincial tax rate from 12.5% to 11.5%. This change in future tax rate has been recognized by reducing the future income tax provision in the first quarter by $0.65 million or $0.02 per unit. The 2003 income tax expense does not reflect the full impact of the inherent nature of income trusts which transfers income tax on distributions to unitholders. Current taxes related to large corporations and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2004, except large corporations and provincial capital taxes.

Net earnings for the quarter were $9.9 million compared to $2.0 million in 2003. Diluted earnings per unit were $0.36 per unit compared to $0.09 per unit in 2003. Cash flow excluding the income trust reorganization cost increased 24% to $13.8 million from $11.1 million in 2003.

During the first quarter of 2004, holders of rights to acquire trust units exercised certain of their rights and 239,796 units were issued by the Fund for proceeds of $1.9 million. As at March 31, 2004, and April 30, 2004 the Fund had 27,075,388 units outstanding and 1,174,203 rights to acquire trust units outstanding.

QUARTERLY COMPARISON ($000s except per unit data)

Three Months Ended March 31	2004	2003
Revenue	**42,888**	38,410
Net earnings	**9,872**	2,026
Earnings per unit ($)	**0.37**	0.09
Diluted earnings per unit ($)	**0.36**	0.09

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenues can range from 20% to 27% of the year-end revenue and typically average approximately 23%. Second quarter revenues average 21% of year-end revenue and range from 20% to 23%. Third quarter revenues range from 26% to 31% and average approximately 29% of year-end totals. Fourth quarter revenues average 27% and range from 24% to 30%. Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars.

Liquidity

In the first quarter of 2004, Newalta generated cash flow of $13.8 million. Maintenance capital expenditures were $1.0 million and are anticipated to be $8.0 million for 2004. Scheduled principal payments in the quarter were $0.75 million. The Fund declared distributions of $9.0 million ($0.335 per unit) in the quarter. During the quarter, Newalta generated $3.0 million of cash flow in excess of its declared distributions as follows:

$ Millions	2004	2003
Cash flow from operations before reorganization costs	**13.8**	11.1
Maintenance Capital	**(1.0)**	(1.4)
Proceeds from sale of fixed assets	**-**	0.1
Debt repayment	**(0.8)**	-
Cash available for growth and distribution before reorganization costs	**12.0**	9.8
Reorganization costs	**-**	(4.5)
Growth capital	**-**	(0.2)
Cash available for distribution	**12.0**	5.1
Distributions declared	**9.0**	(2.0)
Excess cash	**3.0**	3.1

Newalta currently has a $25.0 million operating line to fund working capital requirements of which $21.3 million is unused. Newalta's current financial performance is well in excess of its debt covenants. The Fund does not have a stability rating.

Capital Resources

Newalta entered 2004 with plans to invest $20.0 million on internal growth projects. During the first quarter of 2004, $3.0 million was spent and it is anticipated that the majority of these projects will be completed by mid-year and should contribute to Newalta's financial performance in the second half of 2004. In addition, approximately $10.7 million was spent to acquire three complementary businesses. Expenditures for growth and acquisition capital will be funded from working capital and the extendible term credit facility. Maintenance capital expenditures of $1.0 million were funded from cash flow.

At March 31, 2004, Newalta had working capital of $21.8 million, down from $31.1 million at December 31, 2003. The decrease in working capital is primarily the result of funding the $10.7 million in complementary acquisitions from cash on hand at December 31, 2003.

At March 31, 2004, Newalta had $21.3 million of unutilized operating line and $25.0 million of unutilized extendible term facility. Newalta has commenced renegotiation of its credit facility that would pay out the existing 5-year term facility, which had a balance of $12.8 million outstanding at March 31, 2004, and increase the existing extendible term facility from $25.0 million to $65.0 million. While Newalta expects to be able to successfully complete the negotiations for the increased credit facility, there is no assurance that Newalta will be able to do so. Upon completion of the increased credit facility, there would be no scheduled principal payments before 2006 and the unutilized extendible term facility would be as follows:

	$Millions
Bank indebtedness	(1.2)
New extendible facility	65.0
	63.8
Less:	
Planned internal growth projects	17.0
Payout of 5-year facility	12.8
Scheduled principal for the remainder of 2004	-
	29.8
Unutilized extendible term facility available to fund future growth	34.0

Off-Balance Sheet Arrangements

Newalta currently has no off-balance sheet arrangements.

Transactions with Related Parties

Bennett Jones LLP provides legal services to Newalta at market rates. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total amount paid for these legal services, in the first quarter, was $0.1 million in 2004 and $0.5 million in 2003.

Newalta provides Oilfield services to Paramount Resources Ltd. at market rates. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by Newalta to Paramount Resources Ltd., in the first quarter, was $0.2 million in 2004 and $0.1 million in 2003.

Changes in Accounting Policies Including Initial Adoption

Stock Based Compensation and Other Stock Based Payments

During 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. This amendment requires expensing of the fair value of equity-based compensation for fiscal years beginning on or after January 1, 2004, and allowed for the early adoption of the guidelines for the year 2003. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis for 2003. The non-cash expense for the period in 2004 was $0.2 million ($0.1 in 2003).

Asset Retirement Obligations

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. This change in accounting standards affects the way the Fund records its obligation for the eventual restoration of plants and facilities. The comparative financial statements for 2003 have been adjusted to show the impact of the change in accounting treatment. The increase in non-cash expenses is not material.

Financial and Other Instruments

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

Additional Information

Additional information relating to the Fund, including the Renewal Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Renewal Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W. Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	March 31, 2004	December 31, 2003
		(NOTE 2)
Assets		
Current assets		
Cash	–	12,529
Accounts receivable	37,036	30,705
Inventories	7,690	7,897
Prepaid expenses	860	979
Future income tax	2,000	2,000
	47,586	54,110
Capital assets and intangibles	229,079	219,526
Goodwill	13,212	10,782
Deferred costs	857	854
	290,734	285,272
Liabilities		
Current liabilities		
Bank indebtedness	1,156	–
Accounts payable	18,277	17,162
Distribution payable (NOTE 9)	3,384	2,818
Current portion of long-term debt	3,001	3,002
	25,818	22,982
Long-term debt	9,750	10,500
Future income taxes	38,174	37,911
Asset retirement obligation (NOTE 2A)	4,939	4,736
	78,681	76,129
Unitholders' Equity		
Unitholders' capital (NOTE 4)	151,700	149,798
Contributed surplus	1,199	1,041
Accumulated earnings	91,134	81,262
Accumulated cash distributions (NOTE 9)	(31,980)	(22,958)
	212,053	209,143
	290,734	285,272

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

For the Three Months Ended March 31 ($000s) (unaudited)	2004	2003
		(NOTE 2)
Revenue	42,888	38,410
Expenses		
Operating	24,912	23,270
Selling, general and administrative	4,131	3,422
Interest	76	808
Depreciation and accretion	3,509	3,029
Reorganization	–	4,484
	32,628	35,013
Operating income	10,260	3,397
Provisions for income taxes		
Current	125	175
Future (NOTE 6)	263	1,196
	388	1,371
Net earnings	9,872	2,026
Accumulated earnings, beginning of period, as reported	81,123	54,312
Cumulative effect of change in accounting policy (NOTE 2)	139	160
Accumulated earnings, end of period	91,134	56,498
Earnings per unit (NOTE 7)	$0.37	$0.09
Diluted earnings per unit (NOTE 7)	$0.36	$0.09

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31 ($000s) (unaudited)	2004	2003
Net inflow (outflow) of cash related to the following activities:		
Operating activities		
Net earnings	9,872	2,026
Items not requiring cash:		
Depreciation and accretion	3,509	3,029
Future income taxes	263	1,196
Stock compensation expense	157	376
Reorganization	–	(19)
Cash flow from operations	13,801	6,608
Increase in working capital	(4,888)	(3,489)
Asset retirement costs incurred	(23)	(29)
	8,890	3,090
Investing activities		
Additions to capital assets	(4,574)	(1,580)
Net proceeds on sale of capital assets	22	100
Acquisitions (NOTE 3)	(10,715)	–
Deferred costs	(3)	(4)
	(15,270)	(1,484)
Financing activities		
Issuance (repurchase) of units	1,902	(61)
Decrease in debt and debentures	(751)	(4,084)
Distributions to unitholders	(8,456)	–
	(7,305)	(4,145)
Net cash outflow	(13,685)	(2,539)
Cash (bank indebtedness), beginning of period	12,529	(759)
Bank indebtedness, end of period	(1,156)	(3,298)
Supplementary information:		
Interest paid	224	1,182
Income taxes paid	134	124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
($000s) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through a network of integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1 Summary of Significant Accounting Policies

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003, except for the changes in accounting policies as described in Note 2. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2003 as contained in the Annual Report for fiscal 2003.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of its operations and cash flows for the three months ended March 31, 2004 and 2003.

2 Changes in Accounting Policies

a) Asset retirement obligations

In December 2002, the Canadian Institute of Chartered Accountants ("CICA") issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.3 million. The fair value of this liability at December 31, 2003 was $4,736 using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the three months ended March 31, 2004 was $95 ($86 in 2003).

b) Stock-based compensation

During the fourth quarter of 2003, the Fund adopted certain provisions of the CICA's amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules the Fund chose to early adopt these provisions on a prospective basis. On a comparative basis, this would have resulted in an increase in contributed surplus for this change, and a corresponding non-cash charge of $58 ($0.003 per unit), for the three months ended March 31, 2003. The Interim Financial Statements for March 31, 2003 have been adjusted to include these revised amounts. The corresponding non-cash expense for the period in 2004 was $157 ($0.006 per unit).

c) Impairment of Long-Lived Assets

Effective January 1, 2004, the Fund adopted the new recommendation of the CICA on impairment of long-lived assets issued in December 2002. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which carrying amount of the asset exceeds its fair value. As at March 31, 2004 there were no indications of impairment of long-lived assets.

To account for the change in accounting standards as outlined in (a) and (b) above, the historical amounts in the financial statements have been adjusted as follows:

CONSOLIDATED BALANCE SHEETS

	At December 31, 2003	Asset Retirement Obligation Adjustments	Adjusted December 31, 2003
Capital assets and intangibles	217,517	2,009	219,526
Future income tax	37,841	70	37,911
Site restoration	2,936	(2,936)	–
Asset retirement obligation	–	4,736	4,736
Accumulated earnings	81,123	139	81,262

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

	For the three months ended March 31, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted for the three months ended March 31, 2003
Site restoration expense	128	(128)	–	–
Depreciation and accretion expense	2,895	134	–	3,029
Future income tax provision	1,198	(2)	–	1,196
Stock-based compensation expense	318	–	58	376
Net earnings	2,088	(4)	(58)	2,026

The adjustments reduced basic earnings per unit from $0.10 to $0.09 but had no effect on the diluted earnings per unit for the three months ended March 31, 2003.

3 Acquisitions

The Fund made three acquisitions during the three months ended March 31, 2004. The Fund acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; and on March 31, 2004 acquired the business and assets of an Industrial Services company in Cranbrook, B.C. The amount of the consideration given and the assets received were:

	Total
Total cash consideration	10,715
Land	300
Plant and equipment	6,496
Intangibles	1,120
Petroleum and natural gas rights	500
Goodwill	2,430
Asset retirement obligation	(131)
Total	10,715

Certain of the above numbers are management's current estimate of the known and expected costs, and may change as the final costs are received.

4 Unitholders' Capital

On March 1, 2003 and pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights, conversion of debentures, purchase of assets, and issuance of new equity.

	Units/Shares (000's)	Amount
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement	(43,621)	(98,207)
	–	–
Units issued under the plan of arrangement	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures	750	6,000
Units issued on asset purchase	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	239	1,902
Units outstanding as at March 31, 2004	**27,075**	**151,700**

The Fund declared distributions of $0.105 per unit for each of the months of January and February, 2004, increasing to $0.125 for the month of March, 2004. For the period, a total of $0.335 per unit, or $9,021 has been distributed to unitholders as of April 15, 2004. Since inception on March 1, 2003 a total of $31,980 has been distributed to unitholders.

5 Trust Unit Rights Incentive Plan

During the period officers, trustees, and employees exercised rights to acquire units of the Fund. A total of 239,796 rights were exercised for $1,902.

6 Future Income Tax

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

7 Earnings per Unit

Basic per unit calculations for the periods ending March 31 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights and the convertible debentures.

Three Months Ended March 31	2004	2003
Weighted average number of units	**26,878**	21,888
Net additional units if rights exercised	**585**	261
Additional units if debentures converted	**–**	750
Diluted weighted average number of units	**27,463**	22,987

8 Reconciliation of Unitholder Distributions Declared and Paid

Three Months Ended March 31	2004	2003
Cash flow from operations before reorganization costs	**13,801**	11,111
Maintenance capital expenditures	**(1,024)**	(1,420)
Asset retirement and deferred costs	**(26)**	(33)
Net proceeds on sales of fixed assets	**22**	100
Scheduled principle repayment	**(751)**	–
Cash available for growth and distribution before reorganization costs	**12,022**	9,758
Reorganization costs	**–**	(4,465)
Cash available for growth and distribution	**12,022**	5,293
Unitholder distributions declared	**9,021**	1,983
– per unit ($)	**0.335**	0.09
Unitholder distributions paid	**8,456**	–
– per unit ($)	**0.315**	–

9 Reconciliation of Accumulated Unitholder Distributions

Balance, December 31, 2002	–
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared	(2,818)
Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid	(5,638)
Unitholder distributions declared	(3,384)
Balance, March 31, 2004	**31,980**

10 Segmented Information

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

For the three months ended March 31 ($000's)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
2004					
External revenue	**28,788**	**14,100**			**42,888**
Inter segment revenue[1]	**9**	**11**	**(20)**		**–**
Operating expense	**13,441**	**11,491**	**(20)**		**24,912**
Depreciation and accretion	**2,164**	**1,125**		**220**	**3,509**
Net margin	**13,192**	**1,495**		**(220)**	**14,467**
Selling, general and administrative				**4,131**	**4,131**
Interest expense				**76**	**76**
Operating income	**13,192**	**1,495**		**(4,427)**	**10,260**
Capital expenditures	**4,425**	**7,382**		**1,183**	**12,990**
Goodwill	**10,782**	**2,430**			**13,212**
Total assets	**177,070**	**100,717**		**12,947**	**290,734**
2003 (NOTE 2)					
External revenue	26,106	12,304			38,410
Inter segment revenue[1]	51	84	(135)		–
Operating expense	12,558	10,847	(135)		23,270
Depreciation and accretion	1,775	1,061		193	3,029
Net margin	11,824	480		(193)	12,111
Selling, general and administrative				3,422	3,422
Interest expense				808	808
Reorganization costs				4,484	4,484
Operating income	11,825	480		(8,907)	3,397
Capital expenditures	1,236	711		(367)	1,580
Goodwill	10,782				10,782
Total assets	163,774	88,660		4,289	256,723

1 Inter-segment revenues are recorded at market, less the costs of serving external customers.

2 Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

CLAYTON H. RIDDELL (2)(3)
Chairman of the Board, President
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

FELIX PARDO (1)(3)
Independent Businessman
Boston, Massachusetts

RICHARD H. PINDER (1)(2)
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

BOB MACDONALD
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN (1)(3)(4)
Partner
Bennett Jones LLP
Calgary, Alberta

BARRY D. STEWART (2)
President
Barizco Enterprises Inc.
Calgary, Alberta

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) CORPORATE GOVERNANCE COMMITTEE
(4) CORPORATE SECRETARY

DIRECTORS OF NEWALTA CORPORATION

CLAYTON H. RIDDELL (2)(3)
Chairman of the Board, President
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

FELIX PARDO (1)(3)
Independent Businessman
Boston, Massachusetts

RICHARD H. PINDER (1)(2)
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

BOB MACDONALD
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN (1)(3)(4)
Partner
Bennett Jones LLP
Calgary, Alberta

BARRY D. STEWART (2)
President
Barizco Enterprises Inc.
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

PETER A. DUGANDZIC
Vice President, Oilfield

J. CRAIG WILKIE
Vice President, Business Development

ALAN P. SWANSON
Vice President, Industrial

HEAD OFFICE
Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
Bank of Montreal
CIBC
Calgary, Alberta

LEGAL COUNSEL
Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE
The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR
Valiant Corporate Trust Company
Calgary, Alberta

NEWALTA.COM
We are currently expanding our Web site to include more detailed information on Newalta Income Fund and Newalta Corporation. For the most current news, visit newalta.com.

newalta.com

NEWALTA

1200, 333 – 11 AVENUE SW

CALGARY ALBERTA CANADA

T2R 1L9

TELEPHONE (403) 266-6556

FAX (403) 262-7348

Form 52-109FT2 – Certification of Interim Filings During Transition Period

Alan P. Cadotte, President and Chief Executive Officer of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 10th day of May, 2004.

(signed) *Alan P. Cadotte*
Signature: Alan P. Cadotte
Title: President and Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings During Transition Period

Ronald L. Sifton, Senior Vice-President, Finance and Chief Financial Officer of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 10th day of May, 2004.

(signed) *Ronald L. Sifton*

Signature: Ronald L. Sifton
Title: Senior Vice-President Finance, Chief Financial Officer

Q2


NEWALTA
TSX NAL.UN

WE ARE:

- INCREASING INVESTOR RETURNS
- IMPROVING PROFITABILITY
- ENHANCING OPERATIONAL STRENGTH
- EXECUTING ACCRETIVE ACQUISITIONS
- EXPANDING OUR CUSTOMER BASE
- DELIVERING SUPERIOR VALUE

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Second quarter revenue was up 17%, while operating income and cash flow before reorganization costs increased by 27% and 25% respectively, from the same period in 2003.
- EBITDA excluding reorganization costs increased by 19% for the second quarter compared to the same quarter last year.
- Second quarter net earnings improved 35% to $7.9 million or $0.28 per diluted unit.
- Oilfield revenue was $24.4 million for the quarter, an increase of 15%, and is up 12% for the first half of 2004. The increases are attributable to the continued effect of management initiatives completed in 2003 as well as strong market demand.
- Industrial revenue of $16.1 million increased by 20% in the second quarter compared to the same period last year. The increase is almost entirely attributable to the effect of acquisitions and growth capital expenditures completed late in 2003 and in the first half of 2004.
- A new credit facility of $90.0 million was secured in the quarter. As at June 30, 2004, $67.6 million of the available credit facility remained unutilized.
- One complementary acquisition was completed in the quarter at a total cost of $5.0 million. Total growth and acquisition capital expenditures in the quarter were $11.4 million compared to $0.7 million for the same period last year. During the quarter, internal growth capital spending estimates for 2004 were increased by $8.5 million to $28.5 million. Total capital expenditures for the year are estimated to be approximately $55.0 million, excluding any additional acquisitions. Maintenance capital, which is estimated to be approximately $8.0 million for the year, was $3.3 million in the second quarter compared to $1.3 million in 2003.
- By the end of the second quarter we had substantially completed all personnel recruitment in order to strengthen the organization to successfully manage our growth plans.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004

This document contains certain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund and Newalta Corporation (collectively "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta does not undertake any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of Newalta Income Fund (the "Fund") and notes thereto, the Management's Discussion and Analysis, and the Renewal Annual Information Form of the Fund for the year ended December 31, 2003 and the interim consolidated financial statements of the Fund and notes thereto for the three months and six months ended June 30, 2004.

The Fund is the successor organization to Newalta Corporation. Information for the three months and six months ended June 30, 2004, along with comparative information for 2003, is provided. Certain numbers from the prior period have been reclassified to conform to those reported for the Fund in the current period.

Management's discussion and analysis has been prepared taking into consideration information available to August 9, 2004.

FINANCIAL RESULTS AND HIGHLIGHTS	Three Months Ended June 30			Six Months Ended June 30		
($000s except per unit data) (unaudited)	2004	2003	% Increase (Decrease)	2004	2003	% Increase (Decrease)
Revenue	40,449	34,543	17	83,338	72,953	14
Operating income excluding reorganization costs[1]	8,094	6,386	27	18,356	14,268	29
Operating income	8,094	5,675	43	18,356	9,073	102
Net earnings	7,879	5,852	35	17,753	7,879	125
Earnings per unit ($)	0.29	0.26	12	0.66	0.36	83
Diluted net earnings per unit ($)	0.28	0.26	8	0.65	0.35	86
EBITDA[2] excluding reorganization costs	11,982	10,049	19	25,829	21,767	19
EBITDA	11,982	9,338	28	25,829	16,572	56
Trailing 12 month EBITDA excluding reorganization costs				55,214	42,276	31
Trailing 12 month EBITDA				55,214	36,485	51
Cash flow[3] excluding reorganization costs	11,681	9,367	25	25,484	20,478	24
Cash flow	11,681	8,656	35	25,484	15,264	67
– per unit ($)	0.43	0.39	10	0.94	0.69	36
Maintenance capital expenditures	3,315	1,289	157	4,340	2,709	60
Principal repayments	750	–	–	1,500	–	–
Cash available for growth and distributions excluding reorganization costs	7,587	9,489	(20)	19,611	19,247	2
– per unit ($)	0.28	0.43	(35)	0.73	0.87	(16)
Cash available for growth and distributions	7,587	8,778	(14)	19,611	14,071	39
– per unit ($)	0.28	0.40	(30)	0.73	0.64	14
Cash distributions declared[1]	10,193	5,993	70	19,214	7,976	141
– per unit ($)	0.38	0.27	41	0.71	0.36	97
Growth and acquisition capital expenditures	11,396	723	1,476	25,661	883	2,806
Weighted average units outstanding[4] (000s)	27,147	22,196	22	27,011	22,042	23
Total units outstanding (000s)	27,240	22,406	22	27,240	22,406	22

[1] On March 1, 2003, Newalta Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $4.5 million was incurred in the first quarter of 2003 and $0.7 million in the second quarter of 2003.

[2] EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of operations and accumulated earnings as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian GAAP, and may not be comparable to similar measures presented by other funds or companies.

[3] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on operating cash flow before changes in non-cash working capital.

[4] For comparative purposes, the previously reported weighted average shares outstanding prior to March 1, 2003 have been converted to units on a 2:1 basis, and per unit calculations have been adjusted on this basis.

Overall Performance

Newalta continued to deliver strong growth in the second quarter. Revenue increased by 17% and operating income excluding reorganization costs was 27% greater, mainly as a result of cost reduction efforts, productivity improvements and robust market conditions. Operating costs as a percentage of revenue were reduced to 60.2% from 62.3% in 2003. Our balance sheet is strong, and the demand for our products and services remains high. Cash flow excluding reorganization costs increased 25% quarter over quarter. During the quarter, a new credit facility was secured for $90.0 million. As at June 30, 2004, $67.6 million remained unutilized. We are well positioned for continued strong growth and performance.

Growth and acquisition capital expenditures in the quarter were $11.4 million compared to $0.7 million for the same period last year. One complementary acquisition was completed in the second quarter for $5.0 million, funded from the extendible term loan facility. Total growth capital and acquisition expenditures in the first half of 2004 were $25.7 million compared to $0.9 million in the first half of 2003. The new capital is expected to contribute to financial performance in the second half of 2004.

Cash flow excluding reorganization costs improved 25% to $11.7 million as compared to $9.4 million in 2003. Cash available for growth and distributions was $7.6 million for the quarter and $19.6 million for the first half of 2004. On a 12-month trailing basis, cash available for growth and distributions was $41.5 million, of which 82.4% or $34.2 million was declared as cash distributions to unitholders.

Net earnings increased by 35% in the second quarter compared to last year. Diluted net earnings were $0.28 per unit for the quarter and $0.26 per unit for the comparable quarter of the prior year.

Segmented information is discussed in Results of Operations.

Results of Operations

Revenue for the three months ended June 30, 2004 increased $5.9 million or 17% and is up 14% for the first half of 2004. The largest revenue increase was in the Industrial segment where revenue increased by 20% on the quarter and is up 18% for the first half of 2004. The Industrial increase for the quarter is mostly attributable to the effect of acquisitions and growth capital expenditures completed late in 2003 and in the first half of 2004. We expect increased contribution to operating income and earnings in the second half of 2004 from these investments. Oilfield revenue increased by 15%, and is up 12% for the first half of 2004. Although commodity prices remained at high levels throughout the second quarter, both divisions were affected by wet weather which impacted on-site and drilling related services and restricted transportation of waste to our facilities. Oilfield performance in the second quarter remained strong with revenue and net margin improvements year over year. The volume of oil sold for Newalta's account increased 46% in the quarter, and the average price received for the oil increased 16%. Oil sales in the quarter were $3.8 million as compared to $2.2 million in 2003. Year to date in 2004, the average price decreased 1% and the volume of oil sold increased 32%.

The Oilfield division ("Oilfield") recovers and resells crude oil from oilfield wastes. Oilfield accounted for approximately 61% of Newalta's total assets and generated 60% of Newalta's total revenue for the quarter and 64% for the first half of 2004. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue comes from day to day production, with the balance from drilling related activities. Revenue is also impacted by activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI should result in an annual impact on Newalta's operating income of approximately $0.5 million. During the quarter, Oilfield recovered 227,000 barrels of crude oil and 92,000 barrels were sold for Newalta's account at an average price of Cdn $41.04 per barrel. In the comparable period of 2003, oil recoveries totaled 257,000 barrels including 63,000 barrels for Newalta's account, at an average price of Cdn $35.49 per barrel. Improvements in revenue were driven mainly by strong market demand for Oilfield's services, as well as management initiatives to increase pricing, add incremental revenue through strategic alliances and the development of on-site services.

Oilfield operating costs as a percentage of revenue were 49% as compared to 55% in 2003. Management cost reduction initiatives and productivity improvements contributed to a quarter over quarter increase of 33% in net margin. Coyote Oilfield Rentals was acquired in the quarter for approximately $5.0 million. This acquisition provides new opportunities in the growth and development of our on-site services. The outlook for Oilfield remains very positive. Strong market demand and robust commodity prices are widely expected to continue throughout 2004. These conditions, combined with an active internal growth program, an aggressive strategy to acquire complementary businesses in western Canada and the impact of management initiatives to improve revenue, reduce costs and improve productivity, should result in very strong performance in the second half of 2004.

The Industrial division ("Industrial") collects automotive and industrial wastes and waste lubricating oil in western Canada, which are processed into resaleable products. Industrial accounted for 34% of Newalta's total assets and generated 40% of Newalta's total revenue for the quarter and 36% for the first half of 2004. Industrial produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil and drilling oil. For the second quarter, approximately $7.5 million or 46% of Industrial revenue came from product sales compared to 52% in 2003. The balance of Industrial's revenue for the quarter was derived from collection and transportation fees, which improved 34% to $8.6 million from $6.5 million in 2003. It is anticipated that collection and transportation revenue and product sales will share an equal percentage of total Industrial revenue in future periods. Industrial's performance is impacted by the general state of the economy in western Canada. The automotive after-market is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

Industrial revenue in the second quarter of 2004 improved 20% to $16.1 million. Recent acquisitions and growth capital have positively impacted revenue and net margin, but are not expected to provide meaningful contribution to operating income until the second half of 2004. The volume of collected lube oil was down slightly for the quarter at 13.1 million liters compared to 13.7 million liters in 2003. During the quarter, management implemented a new pricing strategy for the oil recycling business. The new strategy is expected to increase the volumes of oil collected, optimize utilization of the recycling facilities and increase the production of recycled oil. In the second quarter the new pricing strategy had the effect of reducing oil collection revenue, with little impact on oil volumes collected. The increase in oil volumes and consequential increase in net margin as a result of the pricing strategy are expected in the second half of 2004. Industrial will continue to focus on developing product markets, increasing collection activities in the waste water market, centrifugation of sludges and the acquisition of complementary businesses.

Selling, general and administrative costs of $4.1 million were 10% of revenue in the second quarter of 2004 as compared to $3.0 million or 8.6% of revenue in 2003. The increase is mostly attributed to increases in staffing levels to prepare for future growth in the business. As at June 30, 2004, all personnel recruitment initiatives were substantially complete. Management's goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less. For the first half of 2004, selling, general, and administrative costs were 10% of revenue compared to 9% of revenue in 2003.

Depreciation and accretion for the second quarter increased to 9% of revenue from 8% of revenue in 2003. The increase in depreciation was a result of the 2003 capital spending program.

Interest expense was lower compared to the same period in 2003 as a result of reduced debt levels. Debt levels were lowered by the cash flow made available by the strong financial performance of 2003 and the October 2003 equity issue.

Income tax expense for the quarter was $0.2 million as compared to a recovery of $0.2 million in 2003. Current tax expense related to large corporation taxes and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2004, with the exception of large corporation tax and provincial capital taxes.

Net earnings for the three months ended June 30, 2004 were $7.9 million compared to $5.9 million in 2003. Diluted net earnings were $0.28 per unit for the second quarter compared to $0.26 per unit in 2003. Diluted net earnings for the quarter were impacted by the October 2003 equity issue which was used to fund the current capital program, the majority of which will not impact financial results until the second half of 2004.

During the second quarter of 2004, holders of rights to acquire trust units exercised certain of their rights and 164,533 units were issued by the Fund for proceeds of $1.4 million. As at July 31, 2004, the Fund had 27,244,421 units outstanding and 1,352,670 rights to acquire trust units outstanding.

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 27% of year-end revenue and typically averages approximately 23%. Second quarter revenue averages approximately 21% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 29% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars

Liquidity

During the three months ended June 30, 2004, Newalta generated cash flow of $11.7 million. Cash flow per unit was $0.43 compared to $0.39 for the same quarter in 2003. The modest increase in cash flow per unit is reflective of the increase in the number of units from the October 2003 equity issue.

Scheduled principal payments in the period were $0.8 million. As a result of the renegotiation of the credit facility, no further principal repayments are due until July 2006, at the earliest. During the first six months of 2004, Newalta generated $0.4 million of cash flow in excess of its declared distributions. This was in line with our plans and was expected as the second quarter of 2004 is typically Newalta's weakest quarter. On a 12-month trailing basis, we generated $4.1 million of cash flow in excess of declared distributions calculated as follows:

($ Millions)	12-month trailing
Cash flow from operations	53.8
Maintenance Capital	(9.0)
Asset retirement and deferred costs	(0.3)
Debt repayment	(3.0)
Cash available for growth and distribution	41.5
Growth capital and acquisitions funded by cash flow	(3.2)
Cash available for distribution	38.3
Distributions declared	34.2
Excess cash	4.1

Newalta currently has a $25.0 million operating line to fund working capital requirements, of which $19.6 million is unutilized. Newalta's current financial performance is well in excess of its debt covenants. The Fund does not have a stability rating.

Capital Resources

It is estimated that spending on internal growth projects will be approximately $28.5 million in total for 2004. For the first half of 2004, $9.8 million was spent on internal growth projects ($0.9 million in 2003), which are expected to contribute to Newalta's financial performance in the second half. Future expenditures for growth capital and acquisitions will be funded from working capital and the extendible term credit facility. Total capital expenditures for 2004 are estimated to be approximately $55.0 million, of which $47.0 million relates to internal growth and acquisitions and $8.0 million relates to maintenance capital. Second quarter maintenance capital expenditures were $3.3 million compared to $1.3 million in 2003. Higher maintenance capital spending was incurred in the second quarter in order to gear up for expected higher activity levels in the second half of 2004. Maintenance capital expenditures were funded from cash flow.

At June 30, 2004, Newalta had working capital of $18.8 million, down from $31.1 million at December 31, 2003. The decrease in working capital is primarily the result of funding growth capital and acquisitions (totaling $25.7 million for the first half of 2004).

Effective May 19, 2004, the Fund secured a new credit facility. This facility provides for a $25.0 million operating line plus a $65.0 million extendible term facility. At June 30, 2004, Newalta had $19.6 million of unutilized operating line and $48.0 million of unutilized extendible term facility.

Off-Balance Sheet Arrangements

Newalta currently has no off-balance sheet arrangements.

Transactions with Related Parties

Bennett Jones LLP provides legal services to Newalta at market rates. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total amount paid for these legal services in the second quarter was $0.2 million in 2004 and $0.2 million in 2003. For the six months ending June 30, 2004 these legal services were $0.2 million compared to $0.7 million in 2003.

Newalta provides Oilfield services to Paramount Resources Ltd. at market rates. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by Newalta to Paramount Resources Ltd., in the second quarter, was $0.1 million in 2004 and $0.1 million in 2003 ($0.2 million year to date compared to $0.2 million in 2003).

Changes in Accounting Policies Including Initial Adoption

Stock Based Compensation and Other Stock Based Payments

During 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments.* This amendment requires expensing of the fair value of equity-based compensation for fiscal years beginning on or after January 1, 2004, and allowed for the early adoption of the guidelines for the year 2003. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis for 2003. The non-cash expense for the three months ended June 30, 2004 was $0.1 million ($0.2 million in 2003), and for the six months ended June 30, 2004 was $0.3 million ($0.6 million in 2003).

Asset Retirement Obligations

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. This change in accounting standards affects the way the Fund records its obligation for the eventual restoration of plants and facilities. The comparative financial statements for 2003 have been adjusted to show the impact of the change in accounting treatment. The increase in non-cash expenses is not material.

Financial and Other Instruments

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

Additional Information

Additional information relating to the Fund, including the Renewal Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Renewal Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	June 30, 2004	December 31, 2003 (NOTE 2)
Assets		
Current assets		
Cash	–	12,529
Accounts receivable	32,602	30,705
Inventories	7,390	7,897
Prepaid expenses	3,609	979
Future income tax	3,600	2,000
	47,201	54,110
Capital assets and intangibles	240,252	219,526
Goodwill	13,212	10,782
Deferred costs	881	854
	301,546	285,272
Liabilities		
Current liabilities		
Bank indebtedness	5,365	–
Accounts payable	19,631	17,162
Distribution payable (NOTE 10)	3,405	2,818
Current portion of long-term debt	–	3,002
	28,401	22,982
Long-term debt (NOTE 4)	17,000	10,500
Future income taxes	39,814	37,911
Asset retirement obligation (NOTE 2A)	5,033	4,736
	90,248	76,129
Unitholders' Equity		
Unitholders' capital (NOTE 5)	153,134	149,798
Contributed surplus	1,322	1,041
Accumulated earnings	99,015	81,262
Accumulated cash distributions (NOTE 10)	(42,173)	(22,958)
	211,298	209,143
	301,546	285,272

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($000s) (unaudited)	For the Three Months Ended June 30, 2004	2003	For the Six Months Ended June 30, 2004	2003
		(NOTE 2)		(NOTE 2)
Revenue	40,449	34,543	83,338	72,953
Expenses				
Operating	24,345	21,514	49,256	44,784
Selling, general and administrative	4,122	2,980	8,253	6,402
Interest	250	783	326	1,591
Depreciation and accretion	3,638	2,880	7,147	5,908
Reorganization	-	711	-	5,195
	32,355	28,868	64,982	63,880
Operating income	8,094	5,675	18,356	9,073
Provisions for income taxes				
Current	175	75	300	250
Future (NOTE 7)	40	(252)	303	944
	215	(177)	603	1,194
Net earnings	7,879	5,852	17,753	7,879
Accumulated earnings, beginning of period, as reported	91,136	56,498	81,123	54,312
Cumulative effect of change in accounting policy (NOTE 2)	-	-	139	159
Accumulated earnings, end of period	99,015	62,350	99,015	62,350
Earnings per unit (NOTE 8)	$ 0.29	$ 0.26	$ 0.66	$ 0.36
Diluted earnings per unit (NOTE 8)	$ 0.28	$ 0.26	$ 0.65	$ 0.35

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended June 30, 2004	2003	For the Six Months Ended June 30, 2004	2003
		(NOTE 2)		(NOTE 2)
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	7,879	5,852	17,753	7,879
Items not requiring cash:				
Depreciation and accretion	3,638	2,880	7,147	5,908
Future income taxes	40	(252)	303	944
Stock compensation expense	124	176	281	552
Reorganization	–	–	–	(19)
Cash flow from operations	11,681	8,656	25,484	15,264
Decrease (increase) in working capital	3,339	1,333	(1,551)	(2,155)
Asset retirement costs incurred	(5)	(1)	(28)	(30)
	15,015	9,988	23,905	13,079
Investing activities				
Additions to capital assets	(9,575)	(2,012)	(14,150)	(3,592)
Net proceeds on sale of capital assets	–	1,415	22	1,515
Acquisitions (NOTE 3)	(5,136)	–	(15,851)	–
Deferred costs	(24)	(3)	(27)	(7)
	(14,735)	(600)	(30,006)	(2,084)
Financing activities				
Issuance (repurchase) of units	1,434	–	3,336	(61)
Increase (decrease) in debt and debentures	4,249	(1)	3,498	(4,086)
Distributions to unitholders	(10,172)	(5,960)	(18,627)	(5,960)
	(4,489)	(5,961)	(11,793)	(10,107)
Net cash inflow (outflow)	(4,209)	3,427	(17,894)	888
Cash (bank indebtedness), beginning of period	(1,156)	(3,298)	12,529	(759)
Bank indebtedness, end of period	(5,365)	129	(5,365)	129
Supplementary information:				
Interest paid	477	467	651	1,648
Income taxes paid	190	110	324	234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003
($000s) (unaudited)

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through a network of integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1 Summary of Significant Accounting Policies

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003, except for the changes in accounting policies as described in Note 2. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2003 as contained in the Annual Report for fiscal 2003.

Financial results can vary from quarter to quarter depending on weather conditions, commodity prices, market demand and capital investments. First quarter revenue can range from 20% to 27% of year-end revenue and averages approximately 23%. Second quarter revenue averages approximately 21% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 29% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2004 and 2003.

2 Changes in Accounting Policies

a) Asset retirement obligations

In December 2002 the Canadian Institute of Chartered Accountants ("CICA") issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.3 million. The fair value of this liability at December 31, 2003 was $4,736 using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the three months ended June 30, 2004 was $95 ($86 in 2003). For the six months ended June 30, 2004 accretion expense totaled $192 ($172 in 2003).

b) Stock-based compensation

During the fourth quarter of 2003, the Fund adopted certain provisions of the CICA's amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules the Fund chose to early adopt these provisions on a prospective basis. On a comparative basis, this would have resulted in an increase in contributed surplus for this change, and a corresponding non-cash charge of $176 ($0.008 per unit) for the three months ended June 30, 2003 and of $234 ($0.011 per unit) for the six months ended June 30, 2003. The Interim Financial Statements for June 30, 2003 have been adjusted to include these revised amounts. The corresponding non-cash expense for the three month period in 2004 was $124 ($0.005 per unit), and for the six month period in 2004 was $281 ($0.010 per unit).

c) Impairment of Long-Lived Assets

Effective January 1, 2004, the Fund adopted the new recommendation that the CICA issued in December 2002 on the impairment of long-lived assets. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which carrying amount of the asset exceeds its fair value. As at January 1, 2004 and June 30, 2004 there were no indications of impairment of long-lived assets.

To account for the changes in accounting policies as outlined in (a) and (b) above, the historical amounts in the financial statements have been adjusted as follows:

CONSOLIDATED BALANCE SHEETS

	At December 31, 2003	Asset Retirement Obligation Adjustments		Adjusted December 31, 2003
Capital assets and intangibles	217,517	2,009		219,526
Future income tax	37,841	70		37,911
Site restoration	2,936	(2,936)		–
Asset retirement obligation	–	4,736		4,736
Accumulated earnings	81,123	139		81,262

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

	For the Three Months Ended June 30, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted Three Months Ended June 30, 2003
Site restoration expense	128	(128)	–	–
Depreciation and accretion expense	2,746	134	–	2,880
Future income tax recovery	(250)	(2)	–	(252)
Stock-based compensation expense	–	–	176	176
Net earnings	6,032	(4)	(176)	5,852
Earnings per unit	$ 0.27	–	(0.01)	$ 0.26
Diluted earnings per unit	$ 0.27	–	(0.01)	$ 0.26

	For the Six Months Ended June 30, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted Six Months Ended June 30, 2003
Site restoration expense	255	(255)	–	–
Depreciation and accretion expense	5,642	266	–	5,908
Future income tax provision	948	(4)	–	944
Stock-based compensation expense	318	–	234	552
Net earnings	8,120	(7)	(234)	7,879
Earnings per unit	$ 0.37	–	(0.01)	$ 0.36
Diluted earnings per unit	$ 0.36	–	(0.01)	$ 0.35

3 Acquisitions

On May 31, 2004 the Fund acquired the assets of an oilfield rental business located in Nisku, Alberta.

The Fund also made three acquisitions during the three months ended March 31, 2004. The Fund acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; and on March 31, 2004 acquired the business and assets of an Industrial Services company in Cranbrook, B.C. The amount of the consideration given and the assets received were:

	First Quarter	Second Quarter	Total
Total cash consideration	10,715	5,136	**15,851**
Land	300	–	**300**
Plant and equipment	6,496	4,639	**11,135**
Intangibles	1,120	500	**1,620**
Petroleum and natural gas rights	500	–	**500**
Goodwill	2,430	–	**2,430**
Asset retirement obligation	(131)	(3)	**(134)**
Total	10,715	5,136	**15,851**

Certain of the above amounts are management's current estimate of the known and expected fair values, and may change as final information becomes known.

4 Long term Debt

Effective May 19, 2004 the Fund secured a new credit facility. The credit facility provides for a $25,000 operating line plus a $65,000 extendible term facility. The credit facility is secured principally by a general security agreement over the Fund's assets. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a BA based rate, at the Fund's option. The operating facility charges interest at the Banks' prime rate, or at the BA rate plus 1.25%. The term facility charges interest at the Banks' prime rate plus 0.25%, or at the BA rate plus 1.75%. The term loan is subject to an annual review, and extension at the option of the lender. If an extension is not granted, principal repayments would commence in 15 months at the quarterly rate of one-twelfth of the outstanding indebtedness for 3 quarters and a balloon payment for the balance at the end of the fourth quarter.

5 Unitholders' Capital

On March 1, 2003 and pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights, conversion of debentures, purchase of assets, and issuance of new equity.

	Units/Shares (000's)	Amount
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement	(43,621)	(98,207)
	–	–
Units issued under the plan of arrangement	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures	750	6,000
Units issued on asset purchase	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	404	3,336
Units outstanding as at June 30, 2004	**27,240**	**153,134**

The Fund declared distributions of $0.105 per unit for each of the months of January and February, 2004, increasing to $0.125 for the months of March through June, 2004. For the six month period, a total of $0.69 per unit, or $18,627 has been distributed to unitholders. From inception on March 1, 2003 to July 15, 2004, a total of $42,173 has been distributed to unitholders.

6 Trust Unit Rights Incentive Plan

During the six month period, officers, trustees and employees exercised rights to acquire units of the Fund. A total of 404,329 rights were exercised for $3,336.

On June 1, 2004 a total of 347,500 Rights were granted to certain trustees, officers, and employees of the Fund at the market price of $17.95 per unit, and valued on the date of issuance using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 8.35%; a vesting period of 5 years; and an expected volatility of 20.48%.

7 Future Income Tax

On March 31, 2004 the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

8 Earnings per Unit

Basic per unit calculations for the periods ending June 30 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights and the convertible debentures.

	Three Months Ended June 30, 2004	2003	Six Months Ended June 30, 2004	2003
Weighted average number of units	**27,147**	22,196	**27,011**	22,042
Net additional units if rights exercised	**461**	584	**448**	102
Additional units if debentures converted	**–**	117	**–**	753
Diluted weighted average number of units	**27,608**	22,897	**27,459**	22,897

9 Reconciliation of Unitholder Distributions Declared and Paid

	Three Months Ended June 30, 2004	2003	Six Months Ended June 30, 2004	2003
Cash flow from operations before reorganization costs	**11,681**	9,367	**25,484**	20,478
Maintenance capital expenditures	**(3,315)**	(1,289)	**(4,340)**	(2,709)
Asset retirement and deferred costs	**(29)**	(4)	**(55)**	(37)
Net proceeds on sales of fixed assets	**–**	1,415	**22**	1,515
Scheduled principal repayment	**(750)**	–	**(1,500)**	–
Cash available for growth and distribution before reorganization costs	**7,587**	9,489	**19,611**	19,247
Reorganization costs	**–**	(711)	**–**	(5,176)
Cash available for growth and distribution	**7,587**	8,778	**19,611**	14,071
Unitholder distributions declared	**10,193**	5,993	**19,214**	7,976
– per unit ($)	**0.375**	0.27	**0.71**	0.36
Unitholder distributions paid	**10,172**	5,960	**18,627**	5,960
– per unit ($)	**0.375**	0.27	**0.69**	0.27

10 Reconciliation of Accumulated Unitholder Distributions

Balance, December 31, 2002	–
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared	(2,818)
Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid	(15,810)
Unitholder distributions declared	(3,405)
Balance, June 30, 2004	**(42,173)**

11 Segmented Information

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resaleable products.

For the Three Months Ended June 30 ($000's)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
2004					
External revenue	**24,353**	**16,096**			**40,449**
Inter segment revenue[1]	**78**	**26**	**(104)**		**-**
Operating expense	**11,911**	**12,538**	**(104)**		**24,345**
Depreciation and accretion	**2,166**	**1,253**		**219**	**3,638**
Net margin	**10,354**	**2,331**		**(219)**	**12,466**
Selling, general and administrative				**4,122**	**4,122**
Interest expense				**250**	**250**
Operating income	**10,354**	**2,331**		**(4,591)**	**8,094**
Capital expenditures	**11,892**	**1,877**		**942**	**14,711**
Goodwill	**10,782**	**2,430**			**13,212**
Total assets	**185,052**	**101,853**		**14,641**	**301,546**
2003 (NOTE 2)					
External revenue	21,177	13,366			34,543
Inter segment revenue[1]	(5)	(20)	25		-
Operating expense	11,573	9,916	25		21,514
Depreciation and accretion	1,794	893		193	2,880
Net margin	7,805	2,537		(193)	10,149
Selling, general and administrative				2,980	2,980
Interest expense				783	783
Reorganization costs				711	711
Operating income	7,805	2,537		(4,667)	5,675
Capital expenditures	1,289	218		505	2,012
Goodwill	10,782				10,782
Total assets	162,077	84,896		7,771	254,744

1 Inter-segment revenues are recorded at market, less the costs of serving external customers.

2 Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

For the Six Months Ended June 30 ($000's)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
2004					
External revenue	**53,142**	**30,196**			**83,338**
Inter segment revenue[1]	**87**	**37**	**(124)**		**–**
Operating expense	**25,351**	**24,029**	**(124)**		**49,256**
Depreciation and accretion	**4,330**	**2,378**		**439**	**7,147**
Net margin	**23,548**	**3,826**		**(439)**	**26,935**
Selling, general and administrative				**8,253**	**8,253**
Interest expense				**326**	**326**
Operating income	**23,548**	**3,826**		**(9,018)**	**18,356**
Capital expenditures	**16,321**	**11,555**		**2,125**	**30,001**
Goodwill	**10,782**	**2,430**			**13,212**
Total assets	**185,052**	**101,853**		**14,641**	**301,546**
2003 (NOTE 2)					
External revenue	47,283	25,670			72,953
Inter segment revenue[1]	46	64	(110)		–
Operating expense	24,131	20,763	(110)		44,784
Depreciation and accretion	3,568	1,954		386	5,908
Net margin	19,630	3,017		(386)	22,261
Selling, general and administrative				6,402	6,402
Interest expense				1,591	1,591
Reorganization costs				5,195	5,195
Operating income	19,630	3,017		(13,574)	9,073
Capital expenditures	2,525	929		138	3,592
Goodwill	10,782				10,782
Total assets	162,077	84,896		7,771	254,744

1 Inter-segment revenues are recorded at market, less the costs of serving external customers.

2 Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

CLAYTON H. RIDDELL [2]
Chairman of the Board and
Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

ROBERT M. MACDONALD [1][3]
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN, Q.C. [3][4][5]
Partner
Bennett Jones LLP
Calgary, Alberta

FELIX PARDO [1][4]
Independent Businessman
Boston, Massachusetts

R.H. (DICK) PINDER [1][2]
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

GORDON E. PRIDHAM [3]
President
Edgewater Capital Inc.
Toronto, Ontario

BARRY D. STEWART [2][4]
President
Barizco Enterprises Inc.
Calgary, Alberta

DIRECTORS OF NEWALTA CORPORATION

CLAYTON H. RIDDELL [2]
Chairman of the Board and
Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

ROBERT M. MACDONALD [1][3]
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN, Q.C. [3][4][5]
Partner
Bennett Jones LLP
Calgary, Alberta

FELIX PARDO [1][4]
Independent Businessman
Boston, Massachusetts

R.H. (DICK) PINDER [1][2]
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

GORDON E. PRIDHAM [3]
President
Edgewater Capital Inc.
Toronto, Ontario

BARRY D. STEWART [2][4]
President
Barizco Enterprises Inc.
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources and
Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Industrial

J. CRAIG WILKIE
Vice President, Business Development

HEAD OFFICE
Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
Bank of Montreal
CIBC
Calgary, Alberta

LEGAL COUNSEL
Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE
The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR
Valiant Corporate Trust Company
Calgary, Alberta

NEWALTA.COM
We have expanded our Web site to include more detailed information on Newalta Income Fund and Newalta Corporation. For the most current news, visit www.newalta.com.

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
(4) ENVIRONMENT, HEALTH AND SAFETY COMMITTEE
(5) CORPORATE SECRETARY

NEWALTA

1200, 333 – 11 AVENUE SW

CALGARY ALBERTA CANADA

T2R 1L9

TELEPHONE (403) 266-6556

FAX (403) 262-7348

Form 52-109FT2 – Certification of Interim Filings During Transition Period

Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, on behalf of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 9th day of August, 2004.

(signed) *Alan P. Cadotte*

Signature: Alan P. Cadotte
Title: President and Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings During Transition Period

Ronald L. Sifton, Senior Vice-President, Finance and Chief Financial Officer of Newalta Corporation, on behalf of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 9th day of August, 2004.

(signed) *Ronald L. Sifton*

Signature: Ronald L. Sifton

Title: Senior Vice-President Finance, Chief Financial Officer

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec but has not yet become final for the purposes of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, except to the extent permitted by the underwriting agreement, the securities offered hereby may not be offered or sold in the United States of America or to a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

***Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Newalta Income Fund at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, T2R 1L9, telephone (403) 266-6556 or by accessing Newalta Income Fund's disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Newalta Income Fund at the above-mentioned address and telephone number.*

Preliminary Short Form Prospectus

New Issue October 2, 2003

NEWALTA

NEWALTA INCOME FUND

$45,600,000

3,800,000 Trust Units

This prospectus qualifies for distribution 3,800,000 trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"). The outstanding Trust Units of Newalta Fund are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NAL.UN". On September 29, 2003, the last trading day prior to the announcement of the offering (the "Offering"), the closing price of the Trust Units on the TSX was $12.45 per Trust Unit. The closing price of the Trust Units on October 1, 2003 was $12.66. Newalta Fund has applied to list the Trust Units offered hereby on the TSX. Listing will be subject to Newalta Fund fulfilling all of the listing requirements of the TSX. The offering price of the Trust Units offered hereunder was determined by negotiation between Newalta Corporation ("Newalta"), on behalf of Newalta Fund, and CIBC World Markets Inc., Sprott Securities Inc., BMO Nesbitt Burns Inc. and Canaccord Capital Corporation (collectively, the "Underwriters").

Price: $12.00 per Trust Unit

	Offering Price	Underwriters' Fee	Net Proceeds to Newalta Fund (1)
Per Trust Unit	$12.00	$0.60	$11.40
Total	$45,600,000	$2,280,000	$43,320,000

Note:

(1) Before deducting expenses of the Offering estimated at $300,000 which will be paid from the general funds of Newalta Fund.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by Newalta Fund and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by Bennett Jones LLP on behalf of Newalta Fund and by Stikeman Elliott LLP on behalf of the Underwriters.

Subscriptions for the Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on October 21, 2003, prior to the October 31, 2003 record date for the distribution by Newalta Fund to holders of Trust Units ("Unitholders") payable on November 17, 2003. Accordingly, provided the Offering closes prior to October 31, 2003, subscribers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on October 31, 2003 will be eligible to receive the distribution of Newalta Fund payable on November 17, 2003. See "Distributions to Unitholders". The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

CIBC World Markets Inc. and BMO Nesbitt Burns Inc. are subsidiaries of Canadian chartered banks (the "Banks") which are lenders to Newalta and to which Newalta is presently indebted. Newalta has issued notes (the "Notes") to Newalta Fund on which it makes principal and interest payments. Newalta Fund also owns all of the issued and outstanding common shares (the "Common Shares") of Newalta. As a result, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. for the purposes of National Instrument 33-105 – Underwriting Conflicts ("NI 33-105"). See "Relationship Among Newalta, Newalta Fund and the Underwriters".

In the opinion of counsel to Newalta Fund, based on representations of Newalta Fund as to certain factual matters, the Trust Units will, at the date of issue, be qualified investments for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs") under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") (RRSPs, RRIFs, RESPs, and DPSPs being referred to collectively as "Exempt Plans"). See "Eligibility For Investment".

Unless otherwise specifically stated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE 2
FORWARD-LOOKING STATEMENTS 3
RISK FACTORS 3
ORGANIZATION AND STRUCTURE OF NEWALTA INCOME FUND 3
USE OF PROCEEDS 5
CAPITALIZATION 5
DETAILS OF THE OFFERING 6
PLAN OF DISTRIBUTION 6
RELATIONSHIP AMONG NEWALTA, NEWALTA FUND AND THE UNDERWRITERS 7
DISTRIBUTIONS TO UNITHOLDERS 8
PRICE RANGE AND TRADING VOLUME OF TRUST UNITS 8
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 8
AUDITORS, TRANSFER AGENT AND REGISTRAR 11
ELIGIBILITY FOR INVESTMENT 11
LEGAL MATTERS 12
PURCHASERS' STATUTORY RIGHTS 12
CERTIFICATE OF NEWALTA FUND C-1
CERTIFICATE OF THE UNDERWRITERS C-2

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Newalta Fund filed with securities commissions or similar regulatory authorities in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Renewal Annual Information Form of Newalta Fund dated May 16, 2003 (the "Renewal AIF");

(b) Management Information Circular dated January 16, 2003 relating to the Special Meeting of shareholders and optionholders of Newalta held on February 24, 2003 (excluding the sections entitled "Information Concerning Newalta Corporation – Directors and Executive Officers Compensation – Composition of the Compensation Committee; and Report on Executive Compensation");

(c) Audited consolidated financial statements of Newalta for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon;

(d) Unaudited consolidated financial statements of Newalta Fund for the six months ended June 30, 2003;

(e) Management's Discussion and Analysis of Newalta for the year ended December 31, 2002; and

(f) Management's Discussion and Analysis of Newalta Fund for the six months ended June 30, 2003.

Any material change reports, except confidential material change reports, comparative interim financial statements, comparative financial statements for Newalta Fund's most recently completed financial year, together with the accompanying report of the auditors, and information circulars (excluding those portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference therein) filed by Newalta Fund with a securities commission or similar regulatory authority of a province of Canada in which a distribution of securities is made pursuant to this short form prospectus, after the date of this short form prospectus and prior to the termination of the distribution, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is

deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, and in certain documents incorporated by reference in this prospectus, constitute "forward-looking statements". When used in these documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Fund, Newalta or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Fund and Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality of our business, government legislation and regulation, industry conditions, access to industry and technology, potential undisclosed liabilities associated with acquisitions, dependence on senior management, insurance, possible volatility of our stock price, debt service, expansion into eastern Canada and future capital needs. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, those which are discussed under the heading "Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Risks Related to the Structure of Newalta Fund" contained in the Renewal AIF. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Neither Newalta Fund nor the Underwriters intend, or assume any obligation, to update these forward-looking statements.

RISK FACTORS

A prospective purchaser of Trust Units should carefully consider the information described under the headings "Management's Discussion and Analysis", "Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Risks Related to the Structure of Newalta Fund" found on pages 8, 11 through 15 and 15 to 16, respectively, of the Renewal AIF, which is incorporated by reference in this short form prospectus, as well as the other information contained in this short form prospectus and in the documents incorporated by reference.

ORGANIZATION AND STRUCTURE OF NEWALTA INCOME FUND

Newalta Fund

Newalta Fund was established pursuant to a Deed of Trust dated January 16, 2003 (the "Deed of Trust") and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open-end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta. Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation (the "Arrangement").

The purpose of the Arrangement was to convert the business of Newalta from a corporate entity concentrating on growth through investment of cash flow to a trust entity distributing a substantial portion of cash flow to Unitholders. The Arrangement was approved by the shareholders and optionholders of Newalta at a special meeting held on February 24, 2003 and became effective on March 1, 2003. The Trust Units commenced trading on the TSX on March 6, 2003.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes.

Newalta Fund participates in the cash flow from the business carried on by Newalta through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the Board of Trustees of Newalta Fund (the "Trustees"). In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the interest income earned from, and the repayments of principal on, the Notes, dividends (if any) received on, and amounts, if any, received on redemption of, the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (a) pay any costs, expenses or liabilities incurred or to be incurred by Newalta Fund; (b) comply with the limits or restrictions contained in any loan agreement; and (c) fund capital expenditures. Newalta endeavours to distribute the balance to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the board of directors of Newalta and may vary from month to month depending on, among other things, actual income received by Newalta Fund.

Newalta Fund is restricted to:

(a) investing, directly or indirectly, in any of the securities issued by Newalta and borrowing funds for that purpose;

(b) investing in any other securities of any person and making such investments as the Trustees may determine and borrowing funds for that purpose; provided that, such investments do not at the time of investment: (i) prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Trust Units being disqualified for investment by Exempt Plans;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees and other securities for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders;

(d) issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of Newalta Fund, implementing compensation plans, if any, established by the Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;

(e) issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;

(f) repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing paragraphs (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

Newalta Fund shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

The head and principal office of Newalta Fund is located at 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

Newalta

Newalta was incorporated pursuant to the *Companies Act* (Alberta) on July 15, 1980, and was continued under the *Business Corporations Act* (Alberta) on August 31, 1984. On June 4, 1991, two wholly-owned subsidiaries of Newalta amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta and continued under the name Newalta Corporation. On January 1, 2002, Newalta amalgamated with three of its wholly-owned subsidiaries and continued under the name Newalta Corporation. On March 1, 2003, pursuant to the terms of the Arrangement, Newalta amalgamated with Newalta Acquisition Corporation. The head and principal office of Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Newalta is engaged in the processing and recovery of resalable products from waste materials. Newalta provides waste management and recycling services in western Canada through a network of 35 operating facilities, with many of these facilities recently constructed or with substantial reinvestments. Newalta currently has approximately 500 employees.

Newalta commenced operations in 1982. In 1992, new management developed a growth strategy around its profitable Conventional Oilfield sector. During the period 1992 to 1996, Newalta added three new sectors: Heavy Oilfield in 1993, Oil Recycling in late 1994 and Industrial in mid 1996. From September of 1992 to the end of 2002, Newalta acquired and/or built 30 facilities and during this period experienced an average of more than 25% annual growth in revenues and earnings. Approximately half of this growth has been attributable to acquisitions while the balance has been attributable to the development of new facilities and additional services at new and acquired facilities.

Since 1994, Newalta has focused on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Centrifuge technology developed in the Conventional Oilfield sector has been successfully integrated into the Heavy Oilfield and Industrial sector. Technology and market development in the Oil Recycling sector have led to improved products and new market opportunities.

In 2002, Newalta combined the Conventional and Heavy Oilfield sectors to form the Oilfield division and combined the Industrial and Oil Recycling sectors to form the Industrial division.

During 2002, Newalta's Oilfield division operated at approximately 67% of capacity, consistent with the anticipated commodity pricing environment. In 2002, Newalta continued to develop market opportunities in the Industrial division, captured collection and operating efficiencies and continued the integration of its capabilities throughout its entire facility network.

USE OF PROCEEDS

The estimated net proceeds from the Offering will be approximately $43,020,000 after deducting the fees payable to the Underwriters in respect of such Trust Units and expenses of the Offering, estimated to be $300,000. A portion of the net proceeds from the Offering will be used to repay outstanding indebtedness under the $25 million extendible term facility described at note (1) under "Capitalization", with the balance for working capital purposes and to fund the growth strategy of Newalta Fund through investments in its existing operations as well as acquisitions. See also "Relationship Among Newalta, Newalta Fund and the Underwriters".

CAPITALIZATION

The following table sets forth the consolidated capitalization of Newalta as at December 31, 2002 and of Newalta Fund as at June 30, 2003 and as at August 31, 2003 both before and after giving effect to the Offering.

Designation	Authorized	Outstanding as at December 31, 2002	Outstanding as at June 30, 2003	Outstanding as at August 31, 2003, before giving effect to the Offering (4)	Outstanding as at August 31, 2003, after giving effect to the Offering (4) (5) (6)
($000s, other than share and Trust Unit amounts)					
Long-Term Debt (1) (2)........	--	$41,849	$40,005	$39,254	$14,254
Debentures (2)	--	$9,000	$3,000	$1,000	--
Common Shares (3)	unlimited	$98,269 (43,634,169 shares)	--	--	--
Trust Units	unlimited	--	$101,209 (22,406,327 Trust Units)	$105,709 (22,906,327 Trust Units)	$149,729 (26,831,327 Trust Units)

Notes:

(1) Long-term debt is comprised of a credit facility of $65 million (the "Credit Facility"). The Credit Facility is comprised of a $25 million operating facility and long term facilities of a $25 million extendible term facility and a $15 million reducing 5-year term facility. The Credit Facility is secured principally by a general security agreement over the assets of Newalta Fund. Subject to certain conditions, the term facilities charge interest at prime plus 1.0% or at Bankers Acceptance base plus 2.5%, at the option of Newalta Fund. The operating facility charges interest at prime plus 0.25% or at Bankers Acceptance base plus 1.85%, also at the option of Newalta Fund.

(2) Includes current portion of long-term debt and debentures, respectively.

(3) Pursuant to the Arrangement, effective March 1, 2003, holders of the Common Shares (other than certain non-board lot holders) received one Trust Unit for every two Common Shares held.

(4) As at August 31, 2003, Newalta Fund had reserved for issuance an aggregate of 1,405,764 Trust Units issuable upon conversion of outstanding rights to purchase Trust Units.

(5) This gives effect to the conversion on September 10, 2003 of the $1 million principal amount of debentures into 125,000 Trust Units.

(6) After deducting expenses of the Offering estimated at $0.3 million and applying a portion of the net proceeds from the Offering to repay outstanding indebtedness under the $25 million extendible term facility.

DETAILS OF THE OFFERING

The Offering consists of 3,800,000 Trust Units at a price of $12.00 per Trust Unit. Each Trust Unit represents an equal undivided beneficial interest in Newalta Fund and entitle the holder to one vote at meetings of Unitholders. All Trust Units outstanding from time to time are entitled to share equally in any distributions by Newalta Fund and, in the event of termination of Newalta Fund, in the net assets of Newalta Fund.

An unlimited number of Trust Units have been authorized and may be issued pursuant to the Deed of Trust. The Deed of Trust, among other things, provides for the calling of meetings of Unitholders, the conduct of the business thereof, notice provisions and the appointment and removal of members of the Trustees of Newalta Fund. A special resolution approved by not less than 66⅔% of the votes of Unitholders represented at a meeting is required to, among other things, amend the Deed of Trust or terminate Newalta Fund. The Deed of Trust also restricts non-resident ownership of Trust Units to less than a majority of the outstanding Trust Units at any time in order for Newalta Fund to maintain its status as a mutual fund trust under the Tax Act. The foregoing is a summary of certain provisions of the Deed of Trust. For a more complete description, reference should be made to the Deed of Trust, copies of which may be viewed at the offices of, or obtained from, Newalta Fund.

PLAN OF DISTRIBUTION

Under an agreement dated as of September 30, 2003 (the "Underwriting Agreement") among Newalta Fund, Newalta and the Underwriters, Newalta Fund has agreed to sell and the Underwriters have severally agreed to purchase on October 21, 2003, or such other date as may be agreed upon by Newalta Fund and the Underwriters, subject to the terms and conditions contained therein, 3,800,000 Trust Units at a price of $12.00 per Trust Unit for aggregate gross proceeds of $45.6 million. In connection with the Offering, Newalta Fund has agreed to pay the Underwriters a fee of $0.60 per Trust Unit issued by Newalta Fund for an aggregate consideration of $2.28 million. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Trust Units if any are purchased under the Underwriting Agreement. Newalta Fund has agreed to indemnify the

Underwriters in certain circumstances. The offering price for the Trust Units was determined by negotiation between Newalta Fund and the Underwriters.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, including a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Trust Units. In connection with the Offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Newalta Fund has applied to list the Trust Units offered hereby on the TSX. Listing will be subject to Newalta Fund fulfilling all of the listing requirements of the TSX.

The Trust Units offered hereby have not been and will not be registered under the U.S. Securities Act. Accordingly, the Trust Units may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act. Each Underwriter has agreed that, except in accordance with Rule 144A under the U.S. Securities Act, it will not offer, sell or deliver the Trust Units offered hereby within the United States.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Trust Units offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

Newalta Fund has agreed that, subject to certain stated exceptions set forth in the Underwriting Agreement, it will not, without the prior consent of CIBC World Markets Inc. (after consultation with the Underwriters), on behalf of the Underwriters, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units, or agree or announce any intention to do so, at any time prior to the expiry of 90 days following the closing of the Offering.

RELATIONSHIP AMONG NEWALTA, NEWALTA FUND AND THE UNDERWRITERS

CIBC World Markets Inc. and BMO Nesbitt Burns Inc., two of the Underwriters, are subsidiaries of the Banks which are lenders to Newalta, and to which Newalta is presently indebted. Newalta has issued the Notes to Newalta Fund and Newalta Fund also owns all of the Common Shares. As a result of Newalta's indebtedness to the Banks, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. for the purposes of NI 33-105.

As at September 30, 2003, approximately $39.3 million was outstanding under the Credit Facility. Newalta has complied with the terms of the agreement governing the Credit Facility and none of the lenders thereunder have waived any breach by Newalta of that agreement since its execution. The Credit Facility is secured by a general security agreement over the assets of Newalta Fund. Neither the financial position of Newalta Fund nor the value of the security under the Credit Facility has changed substantially since the indebtedness thereunder was incurred.

The decision to distribute the Trust Units hereunder and the determination of the terms of distribution were made through negotiations among Newalta, Newalta Fund and the Underwriters. The Banks did not have any involvement in such decision or determination; however, the Banks have been advised of the issuance and the terms thereof. As a consequence of this issuance, CIBC World Markets Inc. and BMO Nesbitt Burns Inc. will receive their respective shares of the Underwriters' fee and the Banks will receive a repayment of a portion of Newalta's outstanding indebtedness as described under "Use of Proceeds".

DISTRIBUTIONS TO UNITHOLDERS

Income of Newalta Fund which is distributed to Unitholders ("Distributable Income") is calculated by Newalta and approved by the Board of Trustees of Newalta Fund. Newalta Fund distributes Distributable Income on or about the 15th day of each calendar month, or if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month. The following cash distributions have been made to Unitholders to date:

	Per Trust Unit	Total
April 15, 2003	$0.09	$1,982,566
May 15, 2003	0.09	1,982,566
June 16, 2003	0.09	1,993,816
July 15, 2003	0.09	2,016,569
August 15, 2003	0.09	2,050,319
September 15, 2003	0.09	2,061,569
Total Distributions made to Unitholders	$0.54	$12,087,405

Newalta Fund has declared a distribution of $0.105 per Trust Unit payable on October 15, 2003 to Unitholders of record on September 30, 2003. **Purchasers of Trust Units pursuant to the Offering are not eligible to receive the distribution payable on October 15, 2003. Purchasers of Trust Units pursuant to the Offering who continue to own such Trust Units at the close of business on October 31, 2003 will be entitled to participate in the distribution for the month of October 2003, payable on November 17, 2003.**

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units have been traded on the TSX under the symbol "NAL.UN" since March 6, 2003. The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the TSX since March 6, 2003 for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2003				
March (6 to 31)	9.50	8.70	8.75	1,389,070
April	8.89	8.60	8.80	972,616
May	9.90	8.62	9.80	3,664,273
June	10.49	9.67	10.46	2,020,357
July	10.95	10.16	10.80	2,231,490
August	12.89	10.75	12.75	2,001,965
September	13.17	11.78	12.55	3,356,819
October (1)	12.74	12.30	12.66	899,700

On September 29, 2003, the last trading day prior to the announcement of the Offering, the closing price of the Trust Units on the TSX was $12.45 per Trust Unit. The closing price of the Trust Units on October 1, 2003 was $12.66.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Newalta Fund ("Counsel"), the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act, are resident in Canada, deal at arm's length with Newalta Fund and will hold the Trust Units as capital property. Trust Units will generally constitute capital property to a Unitholder unless the Unitholder is a trader or dealer in securities or is engaged in an adventure or concern in the nature of trade with respect to the Trust Units. Certain Unitholders, other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property may be entitled to so qualify their Trust Units by making the irrevocable election permitted by subsection 39(4) of the Tax

Act in respect of the Unitholders' "Canadian securities", within the meaning of the Tax Act. Unitholders interested in making this election should consult their own tax advisers, having regard to their own particular circumstances.

This summary is not applicable: (i) to a Unitholder that is a "financial institution", as defined in section 142.2 of the Tax Act; (ii) to a Unitholder that is a "specified financial institution", as defined in the Tax Act; and (iii) to a Unitholder an interest in which would be a "tax shelter investment", as defined in section 143.2 of the Tax Act. Any such Unitholders should consult their own tax advisors with respect to an investment in the Trust Units.

This summary is based on the provisions of the Tax Act and the Regulations in force as of the date hereof, Counsels' understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency (the "CCRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date of the Offering (the "Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted in their current form. Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law whether by judicial or legislative action. This summary does not consider the income tax legislation of any of the provinces of Canada, nor does it consider the income tax legislation of any foreign country.

This summary is of a general nature only and is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a Unitholder will depend on such holder's personal circumstances, including the legal characterization of the holder as an individual, corporation, trust or partnership and whether the holder is an Exempt Plan. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the income tax consequences associated with purchasing and holding Trust Units issued hereunder, having regard to their own particular circumstances.

Status of Newalta Fund

This summary assumes that Newalta Fund qualifies as a "mutual fund trust" as defined by the Tax Act on the date hereof, and will continue to so qualify thereafter for the duration of its existence. Based on facts represented to Counsel in the form of an officer's certificate, Counsel is of the view that such assumptions are reasonable. In the event Newalta Fund does not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different from those described below.

Taxation of Newalta Fund

In each taxation year, Newalta Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders, whether paid in cash or in additional Trust Units. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Newalta Fund is the calendar year.

Newalta Fund's income will generally consist of: (i) interest on the Notes that accrues to the end of the year, or becomes receivable or is received by it before the end of the year, to the extent that the interest was not included in computing its income for a preceding taxation year; (ii) dividends (if any) received, or deemed to have been received, from Newalta; and (iii) any capital gains realized on the transfer of securities to a Unitholder in respect of a redemption of Trust Units. In computing its income for tax purposes, Newalta Fund may deduct reasonable administrative, interest, and other expenses incurred to earn income and 20% of the total issue expenses of the Offering and the Arrangement, to the extent the expenses were not otherwise deductible in a preceding taxation year.

For purposes of the Tax Act and in accordance with the Deed of Trust, Newalta Fund will claim the maximum deductions available to Newalta Fund or such lesser amounts as the Trustees may determine to be in the best interests of Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of Newalta Fund to nil. The Deed of Trust also permits Newalta Fund to make various elections to tax income and capital gains distributed to Unitholders in Newalta Fund in circumstances, for example, where Newalta Fund has non-capital loss carry forwards or capital loss carry forwards.

Therefore, as a result of such elections and deductions from income, it is expected that Newalta Fund will not be liable for any material amount of tax under the Tax Act.

Taxation of Trust Unitholders

A Unitholder will generally be required to include in income for a particular taxation year the portion of income of Newalta Fund computed for tax purposes, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether paid in cash or in additional Trust Units. For the purposes of the Tax Act, income of a Unitholder from the Trust Units will be deemed to be income from property. In addition, any deduction or loss of Newalta Fund for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders.

Provided that appropriate designations are made by Newalta Fund, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Amounts that are treated as dividends will be subject, among other things, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act in respect of private corporations, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains (being one-half thereof) of Newalta Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of Newalta Fund that is paid or payable by Newalta Fund to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, other than as proceeds of disposition of Trust Units, such payment will give rise to a reduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount was either included in the income of the Unitholder as described above or was the Unitholder's share of the non-taxable portion of the net capital gains of Newalta Fund, the taxable portion of which was designated by Newalta Fund in respect of the Unitholder. If the adjusted cost base of a Unitholder's Trust Units becomes negative as a result of such reduction, the negative amount is deemed to be a capital gain in the year such negative amount arises and is added to the adjusted cost base of such Trust Units.

The cost to a Unitholder of Trust Units acquired pursuant to the Offering will equal the purchase price of the Trust Units plus the amount of any reasonable costs incurred in connection therewith. The cost to a Unitholder of additional Trust Units received in lieu of a cash distribution will generally be the amount of Newalta Fund's income which is paid or payable in respect of the distribution. The cost of Trust Units, whether acquired pursuant to the Offering, on a distribution from Newalta Fund, or otherwise, will generally be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property to determine the adjusted cost base of each Trust Unit.

Upon the disposition or deemed disposition by a Unitholder of Trust Units, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by Newalta Fund which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of such Trust Units and any reasonable costs associated with the disposition.

A Unitholder will be required to include one-half of the amount of any resulting capital gain (a "taxable capital gain") in income, and will be entitled to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A Unitholder which is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) will be subject to a refundable tax of 6-⅔% in respect of its aggregate investment income for the year, including taxable capital gains and excluding income of a Unitholder from Trust Units which is treated as property income of a Unitholder only because of the rule described above which deems income of Newalta Fund paid or payable to a Unitholder to be income from property. A Unitholder which is subject to the 6-⅔% tax will be

entitled to a refund of the tax as dividends are paid at a rate of $1 for every $3 of dividends paid by the corporation, subject to certain limitations contained in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may be subject to alternative minimum tax depending on the Unitholder's circumstances.

Pursuant to the Deed of Trust, the Trustees are permitted, in certain circumstances, to transfer securities held by Newalta Fund to a Unitholder on a redemption of Trust Units in an amount equal to the cash redemption price. If Newalta Fund satisfies a redemption of Trust Units by transferring securities, the proceeds of disposition to a Unitholder on such redemption will generally equal the fair market value of the securities transferred less the capital gain realized by Newalta Fund on the redemption of such Trust Units (which capital gain will be designated by Newalta Fund to the Unitholder), and in the case of Notes (or other indebtedness), the amount of accrued interest thereon. The cost of securities to a Unitholder acquired in respect of such redemption will generally be equal to the fair market value of the securities on the date of transfer, less, in the case of a transfer of Notes (or other indebtedness), the amount of accrued interest thereon. Subsequently, a Unitholder will be required to include in income interest on the Notes (or other indebtedness) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income accrued interest on the Notes up to the date of transfer, an offsetting deduction is available. Unitholders should consult their own tax advisors on the tax consequences of acquiring, holding and disposing of any securities acquired from Newalta Fund with respect to a redemption of Trust Units, having regard to their own particular circumstances.

Tax Exempt Trust Unitholders

Subject to the specific provisions of any particular plan and provided that Newalta Fund maintains its status as a mutual fund trust, as defined in the Tax Act, the Trust Units will constitute qualified investments for Exempt Plans. Exempt Plans (and the annuitants of such plans) who redeem their Trust Units in circumstances which entitle them to securities held by Newalta Fund should consult their own tax advisors with regard to whether the securities which they receive will constitute a qualified investment for such Exempt Plans. If such securities do not constitute a qualified investment for an Exempt Plan, negative tax consequences can result. For example, where a trust governed by a RRSP or RRIF acquires securities which are not a qualified investment, the value of such securities will be included in the income of the annuitant in the year of acquisition. Also, trusts governed by RESPs can have their registration revoked by the CCRA if they acquire securities which are not a qualified investment.

Based on certain factual matters represented to Counsel in the form of an officer's certificate, the Trust Units will not constitute foreign property for RRSPs, RRIFs and DPSPs and other persons subject to tax under Part XI of the Tax Act.

Exempt Plans will generally not be liable for tax in respect of any distributions received from Newalta Fund or any capital gains realized on the disposition of any Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Newalta Fund are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to Newalta Fund, based on representations of Newalta Fund as to certain factual matters and subject to the assumptions outlined under the heading "Canadian Federal Income Tax Considerations", the Trust Units offered under this short form prospectus will, at the date of issue, be qualified investments under the Tax Act for Exempt Plans and will not, at the date of issue, constitute foreign property for such Exempt Plans under the Tax Act.

LEGAL MATTERS

Certain legal matters relating to the offering of the Trust Units will be passed upon by Bennett Jones LLP on behalf of Newalta Fund and by Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, partners and associates of Bennett Jones LLP and Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF NEWALTA FUND

October 2, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(SIGNED) **ALAN P. CADOTTE**
President and Chief Executive Officer

(SIGNED) **RONALD L. SIFTON**
Senior Vice President, Finance and Chief Financial Officer

On behalf of the Board of Trustees

(SIGNED) **R. H. (DICK) PINDER**
Trustee

(SIGNED) **CLAYTON H. RIDDELL**
Trustee

CERTIFICATE OF THE UNDERWRITERS

October 2, 2003

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities laws of each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.	**SPROTT SECURITIES INC.**
(SIGNED) MICHAEL W. DE CARLE	(SIGNED) PHILIP J. MOORE
BMO NESBITT BURNS INC.	**CANACCORD CAPITAL CORPORATION**
(SIGNED) R. BRADLEY HURTUBISE	(SIGNED) KARL B. STADDON

NEWALTA

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219

Took Whiteley
Direct Line: (403) 298-3035
e-mail: whiteleyt@bennettjones.ca
Our File No.: 35466-71

October 2, 2003

VIA SEDAR

Alberta Securities Commission
Alberta Stock Exchange Tower
420, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Attention: Prospectus Filings

Dear Sir/Madam:

Re: Newalta Income Fund

On behalf of Newalta Income Fund (the "Fund"), we attach to this filing the following documents with respect to the preliminary short form prospectus of the Fund dated October 2, 2003 (the "Preliminary Prospectus") relating to the distribution of 3,800,000 trust units in the capital of the Fund:

1. one (1) copy of the Preliminary Prospectus in the English language executed in electronic form;
2. one (1) copy of the Preliminary Prospectus in the French language executed in electronic form;
3. one (1) copy of the Underwriting Agreement executed in electronic format;
4. one (1) certified copy of the resolution of the Board of Trustees of the Fund approving the Preliminary Prospectus;
5. one (1) Qualification Certificate pursuant to Section 10.2(a)(2) of National Instrument 44-101; and
6. payment of the filing fee by electronic funds transfer to each of the securities commissions in which the Preliminary Prospectus is being filed.

We wish to advise that the Authorization of Indirect Collection of Personal Information in the prescribed form, including a schedule setting forth certain personal information regarding all of the

existing trustees and executive officers of the Fund was filed by Newalta Corporation (the predecessor reporting issuer of the Fund) on March 15, 2002.

The Preliminary Prospectus and related materials are being filed concurrently herewith in the provinces of British Columbia, Manitoba, Ontario and Québec pursuant to the mutual reliance review system (the "MRRS") established by National Policy No. 43-201 of the Canadian Securities Administrators. As the head office of the Fund is located in the Province of Alberta, the Alberta Securities Commission is the principal regulator for purposes of the review of the Preliminary Prospectus.

We hereby confirm, on behalf of the Fund and CIBC World Markets Inc., co-lead underwriter of the offering, that:

1. all materials required to be filed in connection with the Preliminary Prospectus have been filed with the non-principal regulator under the MRRS, none of which have, to our knowledge, opted out of the MRRS for purposes of these materials;

2. the Fund has filed or delivered all documents required to be filed or delivered under the securities laws of each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec and is not, to our knowledge, subject to a cease trade order issued by any securities regulatory authority in any such province; and

3. at least one of the underwriters that has signed the certificate of the underwriter contained in the Preliminary Prospectus is registered in each province in which the securities will be offered to purchasers.

Further to item 1 above, please note that by Decision No. 2003-MC-2737 given October 2, 2003, the Director of Capital Markets of the Québec Securities Commission exempted the Fund from the obligation prescribed in Article 40.1 of the Québec Securities Act to file a French language version of the documents to be incorporated by reference in the Preliminary Prospectus which it intends to file on or about October 2, 2003 on the basis that such French language version will be filed at the time of filing of the Final Short Form Prospectus. The Fund is relying upon this decision and will file all required translations on or before filing of the final short form prospectus.

In confirming the matters addressed by item 2 above, we have relied upon a certificate of the Fund. In confirming the matter addressed by item 3 above, we have relied upon a certificate of CIBC World Markets Inc.

Please transmit a copy of the receipt to the attention of the undersigned in accordance with the MRRS and the appropriate SEDAR procedures once it is available. The Offering is being made in accordance with the rules applicable to "bought deals" relating to the prompt offering qualification system and the solicitation of expressions of interest. Accordingly, we are required to obtain the preliminary MRRS decision document in respect of the Preliminary Prospectus before the end of today and would therefore be grateful for any measures you could adopt to ensure the expeditious issuance of such decision document.

Should you have any questions with respect to this matter, please do not hesitate to contact the undersigned at (403) 298-3035.

Yours truly,

BENNETT JONES LLP

(signed) *Took Whiteley*

cc: British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs du mobilieres du Québec

Mr. Ron Sifton (Newalta Corporation)
Mr. Keith Chatwin (Stikeman Elliott LLP)

TW/vz

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-2757

NUMÉRO DE PROJET SÉDAR: 578258

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

Newalta Income Fund

Nom de l'émetteur

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus simplifié provisoire du 2 octobre 2003.

Le 3 octobre 2003

Date du visa

(s) Stéphanie Lachance

Stéphanie Lachance
La chef du Service du financement des sociétés

/ale

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

NEWALTA INCOME FUND

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Manitoba, Ontario and Québec have been issued for a preliminary Short Form Prospectus of the above issuer dated October 2, 2003.

DATED at Calgary, Alberta this October 2, 2003

"Mavis Legg"

Mavis Legg
Manager Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00578258

THE MANITOBA SECURITIES COMMISSION

1130-405 Broadway
Winnipeg, Manitoba
R3C 3L6
tel: (204) 945.2548
fax: (204) 945.0330
www.msc.gov.mb.ca

SEDAR Project # 542457
N° de projet du SEDAR 542457

RECEIPT FOR AN INITIAL ANNUAL INFORMATION FORM
VISA DE NOTICE ANNUELLE INITIALE

Receipt is hereby acknowledged of an Initial Annual Information Form dated May 16, 2003 of
Le présent visa est accordé à l'égard d'une notice annuelle initiale datée du 16 Mai, 2003 et émanant de

Newalta Income Fund

This final decision document evidences that a notice of acceptance of the regulator in **Manitoba** has been issued.

Le présent document de décision confirme qu'un avis d'acceptation a été délivré par les autorités en valeurs mobilières du **Manitoba**.

Dated at Winnipeg, Manitoba, October 7, 2003.
Fait à Winnipeg, au Manitoba, le 7 Octobre, 2003.

"R. B. Bouchard"
Director, The Manitoba Securities Commission
Directeur, Commission des valeurs mobilières du Manitoba

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, except to the extent permitted by the underwriting agreement, the securities offered hereby may not be offered or sold in the United States of America or to a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

***Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Newalta Income Fund at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, T2R 1L9, telephone (403) 266-6556 or by accessing Newalta Income Fund's disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Newalta Income Fund at the above-mentioned address and telephone number.*

Short Form Prospectus

New Issue October 14, 2003

NEWALTA

NEWALTA INCOME FUND

$45,600,000

3,800,000 Trust Units

This prospectus qualifies for distribution 3,800,000 trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"). The outstanding Trust Units of Newalta Fund are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NAL.UN". On September 29, 2003, the last trading day prior to the announcement of the offering (the "Offering"), the closing price of the Trust Units on the TSX was $12.45 per Trust Unit. The closing price of the Trust Units on October 10, 2003 was $13.40. The TSX has conditionally approved the listing of the Trust Units offered hereby. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX on or before January 2, 2004. The offering price of the Trust Units offered hereunder was determined by negotiation between Newalta Corporation ("Newalta"), on behalf of Newalta Fund, and CIBC World Markets Inc., Sprott Securities Inc., BMO Nesbitt Burns Inc. and Canaccord Capital Corporation (collectively, the "Underwriters").

Price: $12.00 per Trust Unit

	Offering Price	Underwriters' Fee	Net Proceeds to Newalta Fund (1)
Per Trust Unit	$12.00	$0.60	$11.40
Total	$45,600,000	$2,280,000	$43,320,000

Note:

(1) Before deducting expenses of the Offering estimated at $300,000 which will be paid from the general funds of Newalta Fund.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by Newalta Fund and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by Bennett Jones LLP on behalf of Newalta Fund and by Stikeman Elliott LLP on behalf of the Underwriters.

Subscriptions for the Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on October 21, 2003, prior to the October 31, 2003 record date for the distribution by Newalta Fund to holders of Trust Units ("Unitholders") payable on November 17, 2003. Accordingly, provided the Offering closes prior to October 31, 2003, subscribers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on October 31, 2003 will be eligible to receive the distribution of Newalta Fund payable on November 17, 2003. See "Distributions to Unitholders". The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

CIBC World Markets Inc. and BMO Nesbitt Burns Inc. are subsidiaries of Canadian chartered banks (the "Banks") which are lenders to Newalta and to which Newalta is presently indebted. Newalta has issued notes (the "Notes") to Newalta Fund on which it makes principal and interest payments. Newalta Fund also owns all of the issued and outstanding common shares (the "Common Shares") of Newalta. As a result, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. for the purposes of National Instrument 33-105 – Underwriting Conflicts ("NI 33-105"). See "Relationship Among Newalta, Newalta Fund and the Underwriters".

In the opinion of counsel to Newalta Fund and counsel to the Underwriters, provided Newalta Fund qualifies as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Trust Units will, at the date of issue, be qualified investments for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs") under the Tax Act and the regulations thereunder (the "Regulations") (RRSPs, RRIFs, RESPs, and DPSPs being referred to collectively as "Exempt Plans"). See "Eligibility For Investment". In the opinion of such counsel, the Trust Units, if issued on the date hereof, would not constitute "foreign property" for RRSPs, RRIFs and DPSPs and certain other persons subject to tax under Part XI of the Tax Act.

Unless otherwise specifically stated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE 1
FORWARD-LOOKING STATEMENTS 2
RISK FACTORS 2
ORGANIZATION AND STRUCTURE OF NEWALTA INCOME FUND 3
USE OF PROCEEDS 5
CAPITALIZATION 5
DETAILS OF THE OFFERING 5
PLAN OF DISTRIBUTION 6
RELATIONSHIP AMONG NEWALTA, NEWALTA FUND AND THE UNDERWRITERS 6
DISTRIBUTIONS TO UNITHOLDERS 7
PRICE RANGE AND TRADING VOLUME OF TRUST UNITS 7
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 8
AUDITORS, TRANSFER AGENT AND REGISTRAR 11
ELIGIBILITY FOR INVESTMENT 11
LEGAL MATTERS 11
PURCHASERS' STATUTORY RIGHTS 11
CERTIFICATE OF NEWALTA FUND C-1
CERTIFICATE OF THE UNDERWRITERS C-2

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Newalta Fund filed with securities commissions or similar regulatory authorities in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Renewal Annual Information Form of Newalta Fund dated May 16, 2003 (the "Renewal AIF");

(b) Management Information Circular dated January 16, 2003 relating to the Special Meeting of shareholders and optionholders of Newalta held on February 24, 2003 (excluding the sections entitled "Information Concerning Newalta Corporation – Directors and Executive Officers Compensation – Composition of the Compensation Committee; and Report on Executive Compensation");

(c) Audited consolidated financial statements of Newalta for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon;

(d) Unaudited consolidated financial statements of Newalta Fund for the six months ended June 30, 2003;

(e) Management's Discussion and Analysis of Newalta for the year ended December 31, 2002; and

(f) Management's Discussion and Analysis of Newalta Fund for the six months ended June 30, 2003.

Any material change reports, except confidential material change reports, comparative interim financial statements, comparative financial statements for Newalta Fund's most recently completed financial year, together with the accompanying report of the auditors, and information circulars (excluding those portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference therein) filed by Newalta Fund with a securities commission or similar regulatory authority of a province of Canada in which a distribution of securities is made pursuant to this short form prospectus, after the date of this short form prospectus and prior to the termination of the distribution, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is

deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, and in certain documents incorporated by reference in this prospectus, constitute "forward-looking statements". When used in these documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Fund, Newalta or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Fund and Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality of our business, government legislation and regulation, industry conditions, access to industry and technology, potential undisclosed liabilities associated with acquisitions, dependence on senior management, insurance, possible volatility of our stock price, debt service, expansion into eastern Canada and future capital needs. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, those which are discussed under the heading "Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Risks Related to the Structure of Newalta Fund" contained in the Renewal AIF. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Neither Newalta Fund nor the Underwriters intend, or assume any obligation, to update these forward-looking statements.

RISK FACTORS

A prospective purchaser of Trust Units should carefully consider the information described under the headings "Management's Discussion and Analysis", "Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Risks Related to the Structure of Newalta Fund" found on pages 8, 11 through 15 and 15 to 16, respectively, of the Renewal AIF, which is incorporated by reference in this short form prospectus, as well as the *other information set forth below or contained elsewhere in this short form prospectus and in the documents* incorporated by reference.

Income Tax Matters

There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted by Newalta or its affiliates in respect of the Notes. If such a challenge were to succeed against Newalta or its affiliates, it could materially adversely affect the amount of distributable cash available. Newalta management believes that the interest expense inherent in the structure of Newalta Fund is supportable and reasonable in light of the terms of the Notes.

Further, interest on the Notes accrues at the Newalta Fund level for income tax purposes whether or not actually paid. The Deed of Trust (as defined below) provides that an amount equal to the taxable income of Newalta Fund will generally be distributed each year to Unitholders in order to reduce Newalta Fund's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, any additional amount necessary to be distributed to Unitholders will be distributed in the form of additional Trust Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

ORGANIZATION AND STRUCTURE OF NEWALTA INCOME FUND

Newalta Fund

Newalta Fund was established pursuant to a Deed of Trust dated January 16, 2003 (the "Deed of Trust") and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open-end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta. Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation (the "Arrangement").

The purpose of the Arrangement was to convert the business of Newalta from a corporate entity concentrating on growth through investment of cash flow to a trust entity distributing a substantial portion of cash flow to Unitholders. The Arrangement was approved by the shareholders and optionholders of Newalta at a special meeting held on February 24, 2003 and became effective on March 1, 2003. The Trust Units commenced trading on the TSX on March 6, 2003.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes. Newalta Fund participates in the cash flow from the business carried on by Newalta through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the Board of Trustees of Newalta Fund (the "Trustees"). In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the interest income earned from, and the repayments of principal on, the Notes, dividends (if any) received on, and amounts, if any, received on redemption of, the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (a) pay any costs, expenses or liabilities incurred or to be incurred by Newalta Fund; (b) comply with the limits or restrictions contained in any loan agreement; and (c) fund capital expenditures. Newalta endeavours to distribute the balance to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the board of directors of Newalta and may vary from month to month depending on, among other things, actual income received by Newalta Fund.

Newalta Fund is restricted to:

(a) investing, directly or indirectly, in any of the securities issued by Newalta and borrowing funds for that purpose;

(b) investing in any other securities of any person and making such investments as the Trustees may determine and borrowing funds for that purpose; provided that, such investments do not at the time of investment: (i) prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Trust Units being disqualified for investment by Exempt Plans;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees and other securities for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders;

(d) issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of Newalta Fund, implementing compensation plans, if any, established by the Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;

(e) issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;

(f) repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing paragraphs (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

Newalta Fund shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

The head and principal office of Newalta Fund is located at 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

Newalta

Newalta was incorporated pursuant to the *Companies Act* (Alberta) on July 15, 1980, and was continued under the *Business Corporations Act* (Alberta) on August 31, 1984. On June 4, 1991, two wholly-owned subsidiaries of Newalta amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta and continued under the name Newalta Corporation. On January 1, 2002, Newalta amalgamated with three of its wholly-owned subsidiaries and continued under the name Newalta Corporation. On March 1, 2003, pursuant to the terms of the Arrangement, Newalta amalgamated with Newalta Acquisition Corporation. The head and principal office of Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Newalta is engaged in the processing and recovery of resalable products from waste materials. Newalta provides waste management and recycling services in western Canada through a network of 35 operating facilities, with many of these facilities recently constructed or with substantial reinvestments. Newalta currently has approximately 500 employees.

Newalta commenced operations in 1982. In 1992, new management developed a growth strategy around its profitable Conventional Oilfield sector. During the period 1992 to 1996, Newalta added three new sectors: Heavy Oilfield in 1993, Oil Recycling in late 1994 and Industrial in mid 1996. From September of 1992 to the end of 2002, Newalta acquired and/or built 30 facilities and during this period experienced an average of more than 25% annual growth in revenues and earnings. Approximately half of this growth has been attributable to acquisitions while the balance has been attributable to the development of new facilities and additional services at new and acquired facilities.

Since 1994, Newalta has focused on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Centrifuge technology developed in the Conventional Oilfield sector has been successfully integrated into the Heavy Oilfield and Industrial sector. Technology and market development in the Oil Recycling sector have led to improved products and new market opportunities.

In 2002, Newalta combined the Conventional and Heavy Oilfield sectors to form the Oilfield division and combined the Industrial and Oil Recycling sectors to form the Industrial division.

During 2002, Newalta's Oilfield division operated at approximately 67% of capacity, consistent with the anticipated commodity pricing environment. In 2002, Newalta continued to develop market opportunities in the Industrial division, captured collection and operating efficiencies and continued the integration of its capabilities throughout its entire facility network.

USE OF PROCEEDS

The estimated net proceeds from the Offering will be approximately $43,020,000 after deducting the fees payable to the Underwriters in respect of such Trust Units and expenses of the Offering, estimated to be $300,000. The net proceeds from the Offering will be used to repay the $25 million of outstanding indebtedness under the extendible term facility of Newalta, with the balance for working capital purposes and to fund the growth strategy of Newalta Fund through investments in its existing operations as well as acquisitions. After applying a portion of the net proceeds from the Offering to repay all of the outstanding indebtedness under the $25 million extendible term facility, approximately $14.254 million of debt will be outstanding under the credit facility of Newalta. See also "Relationship Among Newalta, Newalta Fund and the Underwriters".

CAPITALIZATION

The following table sets forth the consolidated capitalization of Newalta as at December 31, 2002 and of Newalta Fund as at June 30, 2003 and as at August 31, 2003 both before and after giving effect to the Offering.

Designation	Authorized	Outstanding as at December 31, 2002	Outstanding as at June 30, 2003	Outstanding as at August 31, 2003, before giving effect to the Offering (4)	Outstanding as at August 31, 2003, after giving effect to the Offering (4) (5) (6)
($000s, other than share and Trust Unit amounts)					
Long-Term Debt (1) (2)........	--	$41,849	$40,005	$39,254	$14,254
Debentures (2)	--	$9,000	$3,000	$1,000	--
Common Shares (3)	unlimited	$98,269 (43,634,169 shares)	--	--	--
Trust Units	unlimited	--	$101,209 (22,406,327 Trust Units)	$105,709 (22,906,327 Trust Units)	$149,729 (26,831,327 Trust Units)

Notes:

(1) Long-term debt is comprised of a credit facility of $65 million (the "Credit Facility"). The Credit Facility is comprised of a $25 million operating facility and long term facilities of a $25 million extendible term facility and a $15 million reducing 5-year term facility. The Credit Facility is secured principally by a general security agreement over the assets of Newalta Fund. Subject to certain conditions, the term facilities charge interest at prime plus 1.0% or at Bankers Acceptance base plus 2.5%, at the option of Newalta Fund. The operating facility charges interest at prime plus 0.25% or at Bankers Acceptance base plus 1.85%, also at the option of Newalta Fund.

(2) Includes current portion of long-term debt and debentures, respectively.

(3) Pursuant to the Arrangement, effective March 1, 2003, holders of the Common Shares (other than certain non-board lot holders) received one Trust Unit for every two Common Shares held.

(4) As at August 31, 2003, Newalta Fund had reserved for issuance an aggregate of 1,405,764 Trust Units issuable upon conversion of outstanding rights to purchase Trust Units.

(5) This gives effect to the conversion on September 10, 2003 of the $1 million principal amount of debentures into 125,000 Trust Units.

(6) After deducting expenses of the Offering estimated at $0.3 million and applying a portion of the net proceeds from the Offering to repay outstanding indebtedness under the $25 million extendible term facility.

DETAILS OF THE OFFERING

The Offering consists of 3,800,000 Trust Units at a price of $12.00 per Trust Unit. Each Trust Unit represents an equal undivided beneficial interest in Newalta Fund and entitle the holder to one vote at meetings of Unitholders. All Trust Units outstanding from time to time are entitled to share equally in any distributions by Newalta Fund and, in the event of termination of Newalta Fund, in the net assets of Newalta Fund.

An unlimited number of Trust Units have been authorized and may be issued pursuant to the Deed of Trust. The Deed of Trust, among other things, provides for the calling of meetings of Unitholders, the conduct of the business thereof, notice provisions and the appointment and removal of members of the Trustees of Newalta Fund. A special resolution approved by not less than $66^2/_3$% of the votes of Unitholders represented at a meeting is required to, among other things, amend the Deed of Trust or terminate Newalta Fund. The Deed of Trust also restricts non-resident ownership of Trust Units to less than a majority of the outstanding Trust Units at any time in

order for Newalta Fund to maintain its status as a mutual fund trust under the Tax Act. See also "Additional Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership" on page 26 of the Renewal AIF. The foregoing is a summary of certain provisions of the Deed of Trust. For a more complete description, reference should be made to the Deed of Trust, copies of which may be viewed at the offices of, or obtained from, Newalta Fund.

PLAN OF DISTRIBUTION

Under an agreement dated as of September 30, 2003 (the "Underwriting Agreement") among Newalta Fund, Newalta and the Underwriters, Newalta Fund has agreed to sell and the Underwriters have severally agreed to purchase on October 21, 2003, or such other date as may be agreed upon by Newalta Fund and the Underwriters, subject to the terms and conditions contained therein, 3,800,000 Trust Units at a price of $12.00 per Trust Unit for aggregate gross proceeds of $45.6 million. In connection with the Offering, Newalta Fund has agreed to pay the Underwriters a fee of $0.60 per Trust Unit issued by Newalta Fund for an aggregate consideration of $2.28 million. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Trust Units if any are purchased under the Underwriting Agreement. Newalta Fund has agreed to indemnify the Underwriters in certain circumstances. The offering price for the Trust Units was determined by negotiation between Newalta Fund and the Underwriters.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, including a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Trust Units. In connection with the Offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The TSX has conditionally approved the listing of the Trust Units offered hereby. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX on or before January 2, 2004.

The Trust Units offered hereby have not been and will not be registered under the U.S. Securities Act. Accordingly, the Trust Units may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act. Each Underwriter has agreed that, except in accordance with Rule 144A under the U.S. Securities Act, it will not offer, sell or deliver the Trust Units offered hereby within the United States.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Trust Units offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

Newalta Fund has agreed that, subject to certain stated exceptions set forth in the Underwriting Agreement, it will not, without the prior consent of CIBC World Markets Inc. (after consultation with the Underwriters), on behalf of the Underwriters, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units, or agree or announce any intention to do so, at any time prior to the expiry of 90 days following the closing of the Offering.

RELATIONSHIP AMONG NEWALTA, NEWALTA FUND AND THE UNDERWRITERS

CIBC World Markets Inc. and BMO Nesbitt Burns Inc., two of the Underwriters, are subsidiaries of the Banks which are lenders to Newalta, and to which Newalta is presently indebted. Newalta has issued the Notes to Newalta Fund and Newalta Fund also owns all of the Common Shares. As a result of Newalta's indebtedness to the

Banks, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. for the purposes of NI 33-105.

As at September 30, 2003, approximately $39.3 million was outstanding under the Credit Facility. Newalta has complied with the terms of the agreement governing the Credit Facility and none of the lenders thereunder have waived any breach by Newalta of that agreement since its execution. The Credit Facility is secured by a general security agreement over the assets of Newalta Fund. Neither the financial position of Newalta Fund nor the value of the security under the Credit Facility has changed substantially since the indebtedness thereunder was incurred.

The decision to distribute the Trust Units hereunder and the determination of the terms of distribution were made through negotiations among Newalta, Newalta Fund and the Underwriters. The Banks did not have any involvement in such decision or determination; however, the Banks have been advised of the issuance and the terms thereof. As a consequence of this issuance, CIBC World Markets Inc. and BMO Nesbitt Burns Inc. will receive their respective shares of the Underwriters' fee and the Banks will receive a repayment of a portion of Newalta's outstanding indebtedness as described under "Use of Proceeds".

DISTRIBUTIONS TO UNITHOLDERS

Income of Newalta Fund which is distributed to Unitholders ("Distributable Income") is calculated by Newalta and approved by the Board of Trustees of Newalta Fund. Newalta Fund distributes Distributable Income on or about the 15th day of each calendar month, or if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month. The following cash distributions have been made to Unitholders to date:

	Per Trust Unit	Total
April 15, 2003	$0.09	$1,982,566
May 15, 2003	0.09	1,982,566
June 16, 2003	0.09	1,993,816
July 15, 2003	0.09	2,016,569
August 15, 2003	0.09	2,050,319
September 15, 2003	0.09	2,061,569
Total Distributions made to Unitholders	$0.54	$12,087,405

Newalta Fund has declared a distribution of $0.105 per Trust Unit payable on October 15, 2003 to Unitholders of record on September 30, 2003. **Purchasers of Trust Units pursuant to the Offering are not eligible to receive the distribution payable on October 15, 2003. Purchasers of Trust Units pursuant to the Offering who continue to own such Trust Units at the close of business on October 31, 2003 will be entitled to participate in the distribution for the month of October 2003, payable on November 17, 2003.**

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units have been traded on the TSX under the symbol "NAL.UN" since March 6, 2003. The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the TSX since March 6, 2003 for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2003				
March (6 to 31)	9.50	8.70	8.75	1,389,070
April	8.89	8.60	8.80	972,616
May	9.90	8.62	9.80	3,664,273
June	10.49	9.67	10.46	2,020,357
July	10.95	10.16	10.80	2,231,490
August	12.89	10.75	12.75	2,001,965
September	13.17	11.78	12.55	3,356,819
October (1 to 10)	13.45	12.30	13.40	1,844,400

On September 29, 2003, the last trading day prior to the announcement of the Offering, the closing price of the Trust Units on the TSX was $12.45 per Trust Unit. The closing price of the Trust Units on October 10, 2003 was $13.40.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Newalta Fund and Stikeman Elliott LLP, counsel to the Underwriters, (collectively, "Counsel"), the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act, are resident in Canada, deal at arm's length with Newalta Fund and will hold the Trust Units as capital property. Trust Units will generally constitute capital property to a Unitholder unless the Unitholder holds the Trust Units in the course of carrying on a business or is engaged in an adventure or concern in the nature of trade with respect to the Trust Units. Certain Unitholders, other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property may be entitled to so qualify their Trust Units by making the irrevocable election permitted by subsection 39(4) of the Tax Act in respect of the Unitholders' "Canadian securities", within the meaning of the Tax Act. Unitholders interested in making this election should consult their own tax advisers, having regard to their own particular circumstances.

This summary is not applicable: (i) to a Unitholder that is a "financial institution", as defined in section 142.2 of the Tax Act; (ii) to a Unitholder that is a "specified financial institution", as defined in the Tax Act; and (iii) to a Unitholder an interest in which would be a "tax shelter investment", as defined in section 143.2 of the Tax Act. Any such Unitholders should consult their own tax advisors with respect to an investment in the Trust Units.

This summary is based on the provisions of the Tax Act and the Regulations in force as of the date hereof, Counsels' understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency (the "CCRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date of the Offering (the "Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law, whether by judicial or legislative action, or changes in the administrative practices and policies of the CCRA. This summary does not consider the income tax legislation of any of the provinces of Canada, nor does it consider the income tax legislation of any foreign country.

This summary is of a general nature only and is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a Unitholder will depend on such holder's personal circumstances, including the legal characterization of the holder as an individual, corporation, trust or partnership and whether the holder is an Exempt Plan. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the income tax consequences associated with purchasing, holding and disposing of Trust Units issued hereunder, having regard to their own particular circumstances.

Status of Newalta Fund

This summary assumes that Newalta Fund qualifies as a "mutual fund trust" (as defined by the Tax Act) on the date hereof, and will continue to so qualify thereafter for the duration of its existence. Based on facts represented to Counsel in the form of an officer's certificate, Counsel is of the view that such assumptions are reasonable. In the event Newalta Fund does not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different from those described below.

Taxation of Newalta Fund

In each taxation year, Newalta Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders, whether paid in cash or in additional Trust Units. An amount will be considered

to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Newalta Fund is the calendar year.

Newalta Fund's income for a taxation year will generally consist of: (i) interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, to the extent that the interest was not included in computing its income for a preceding taxation year; (ii) dividends (if any) received, or deemed to have been received, by it on the Common Shares of Newalta; and (iii) any capital gains realized by it on the transfer of securities to a Unitholder in respect of a redemption of Trust Units. In computing its income for tax purposes, Newalta Fund may deduct reasonable administrative, interest, and other expenses incurred by it for the purpose of earning income and 20% of the total issue expenses of the Offering and the Arrangement (pro-rated where Newalta Fund's taxation year is less than 365 days), to the extent such expenses were not otherwise deductible in a preceding taxation year.

Under the Deed of Trust, an amount equal to all of the income of Newalta Fund, together with the non-taxable portion of any net capital gains realized by Newalta Fund, but excluding capital gains arising on a distribution of securities upon a redemption of Trust Units which are payable and designated by Newalta Fund to redeeming Unitholders, will be payable in the year to the holders of the Trust Units by way of cash distributions or, in certain circumstances specified in the Deed of Trust, by the issuance of additional Trust Units. Income of Newalta Fund payable to Unitholders, whether in cash or additional Trust Units, will generally be deductible by Newalta Fund in computing its taxable income. The Deed of Trust provides that any capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units may be designated as a capital gain payable to the redeeming Unitholder, and the taxable portion thereof must be included in computing the income of the redeeming Unitholder and will be deductible by Newalta Fund.

For purposes of the Tax Act and in accordance with the Deed of Trust, Newalta Fund will claim the maximum deductions available to Newalta Fund or such lesser amounts as the Trustees may determine to be in the best interests of Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of Newalta Fund to nil. The Deed of Trust also permits Newalta Fund to make various elections to tax income or capital gains distributed to Unitholders in Newalta Fund in circumstances, for example, where Newalta Fund has non-capital loss carry forwards or capital loss carry forwards that can be deducted against any such amounts. Counsel has been advised that it is expected that Newalta Fund will generally not be liable for any material amount of income tax under Part I of the Tax Act in respect of any taxation year.

Taxation of Trust Unitholders

A Unitholder will generally be required to include in income for a particular taxation year the portion of income of Newalta Fund computed for tax purposes, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether paid in cash or in additional Trust Units. In addition, any deduction or loss of Newalta Fund for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders.

Provided that appropriate designations are made by Newalta Fund, such portions of its net taxable capital gains and taxable dividends received from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Amounts that are treated as taxable dividends from taxable Canadian corporations will be subject, among other things, to the normal gross-up and dividend tax credit provisions applicable in respect of Unitholders that are individuals, the refundable tax under Part IV of the Tax Act in respect of Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains (being one-half thereof) of Newalta Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of Newalta Fund that is paid or payable by Newalta Fund to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, other than as proceeds of disposition of Trust Units, such payment will give rise to a

reduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount was either included in the income of the Unitholder as described above or was the Unitholder's share of the non-taxable portion of the net capital gains of Newalta Fund, the taxable portion of which was designated by Newalta Fund in respect of the Unitholder. If the adjusted cost base of a Unitholder's Trust Units becomes negative as a result of such reduction, the negative amount is deemed to be a capital gain in the year such negative amount arises and is added to the adjusted cost base of such Trust Units.

The cost to a Unitholder of Trust Units acquired pursuant to the Offering will equal the purchase price of the Trust Units plus the amount of any reasonable costs incurred by the Unitholder in connection therewith. The cost to a Unitholder of additional Trust Units received in lieu of a cash distribution will generally be the amount of Newalta Fund's income or capital gains which is paid or payable in respect of the distribution of Trust Units. The cost of Trust Units, whether acquired pursuant to the Offering, on a distribution from Newalta Fund, or otherwise, will generally be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property immediately before such acquisition to determine the adjusted cost base of each Trust Unit.

Upon the disposition or deemed disposition by a Unitholder of Trust Units, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by Newalta Fund that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of such Trust Units and any reasonable costs associated with the disposition.

A Unitholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains in the year of disposition may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Trust Unit, any capital loss arising on the disposition will generally be reduced by the amount of distributions designated as taxable dividends previously distributed to the Unitholder except to the extent that a loss on the previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

A Unitholder which is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) will be subject to a refundable tax of 6-⅔% in respect of its aggregate investment income for the year, including taxable capital gains and substantially all the income, other than taxable dividends, distributed to the Unitholder by Newalta Fund.

In general terms, net income of Newalta Fund paid or payable to a Unitholder who is an individual, that is designated as taxable dividends or as net realized taxable capital gains, and taxable capital gains realized on the disposition of Trust Units by a Unitholder who is an individual, may be subject to alternative minimum tax depending on the Unitholder's circumstances.

Pursuant to the Deed of Trust, the Trustees are permitted, in certain circumstances, to transfer securities held by Newalta Fund to a Unitholder on a redemption of Trust Units in an amount equal to the cash redemption price. If Newalta Fund satisfies a redemption of Trust Units by transferring securities, the proceeds of disposition to a Unitholder on such redemption will generally equal the fair market value of the securities transferred less the capital gain realized by Newalta Fund on the redemption of such Trust Units (which capital gain will be designated and made payable by Newalta Fund to the Unitholder), and in the case of Notes (or other indebtedness), the amount of accrued interest thereon. Where a capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units has been designated and made payable by Newalta Fund to a redeeming Unitholder, the Unitholder will be required to include in income the taxable portion of the capital gain so payable. The cost of securities to a Unitholder acquired in respect of such redemption will generally be equal to the fair market value of the securities on the date of transfer, less, in the case of a transfer of Notes (or other indebtedness), the amount of accrued interest thereon. Subsequently, a Unitholder will be required to include in income interest on the Notes (or other indebtedness) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income accrued interest on the Notes (or other indebtedness) up to the date of transfer, an

offsetting deduction is available. Unitholders should consult their own tax advisors on the tax consequences of acquiring, holding and disposing of any securities acquired from Newalta Fund on a redemption of Trust Units, having regard to their own particular circumstances.

Tax Exempt Trust Unitholders

Subject to the specific provisions of any particular plan and provided that Newalta Fund maintains its status as a mutual fund trust, as defined in the Tax Act, the Trust Units will constitute qualified investments for Exempt Plans. Exempt Plans (and the annuitants of such plans) who redeem their Trust Units in circumstances which entitle them to securities held by Newalta Fund should consult their own tax advisors with regard to whether the securities which they receive will constitute a qualified investment for such Exempt Plans. If such securities do not constitute a qualified investment for an Exempt Plan, negative tax consequences can result. For example, where a trust governed by a RRSP or RRIF acquires securities which are not a qualified investment, the value of such securities will be included in the income of the annuitant in the year of acquisition. Also, trusts governed by RESPs can have their registration revoked by the CCRA if they acquire securities which are not a qualified investment.

Based on certain factual matters represented to Counsel in the form of an officer's certificate, the Trust Units, if issued on the date hereof, would not constitute foreign property for RRSPs, RRIFs and DPSPs and other persons subject to tax under Part XI of the Tax Act.

Exempt Plans will generally not be liable for tax in respect of any distributions received from Newalta Fund or any capital gains realized on the disposition of any Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Newalta Fund are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, provided Newalta Fund qualifies as a mutual fund trust under the Tax Act, the Trust Units will, at the date of issue, be qualified investments for trusts governed by Exempt Plans. In the opinion of Counsel, the Trust Units, if issued on the date hereof, would not constitute "foreign property" for RRSPs, RRIFs and DPSPs and certain other persons subject to tax under Part XI of the Tax Act.

LEGAL MATTERS

Certain legal matters relating to the offering of the Trust Units will be passed upon by Bennett Jones LLP on behalf of Newalta Fund and by Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, partners and associates of Bennett Jones LLP and Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF NEWALTA FUND

October 14, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(SIGNED) ALAN P. CADOTTE
President and Chief Executive Officer

(SIGNED) RONALD L. SIFTON
Senior Vice President, Finance and
Chief Financial Officer

On behalf of the Board of Trustees

(SIGNED) R. H. (DICK) PINDER
Trustee

(SIGNED) CLAYTON H. RIDDELL
Trustee

CERTIFICATE OF THE UNDERWRITERS

October 14, 2003

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities laws of each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.	**SPROTT SECURITIES INC.**
(SIGNED) MICHAEL W. DE CARLE	(SIGNED) PHILIP J. MOORE
BMO NESBITT BURNS INC.	**CANACCORD CAPITAL CORPORATION**
(SIGNED) R. BRADLEY HURTUBISE	(SIGNED) KARL B. STADDON

NEWALTA

BENNETT JONES

Took Whiteley
Direct Line: 403.298.3035
e-mail: whiteleyt@bennettjones.ca
Our File No.: 35466-71

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219

October 14, 2003

VIA SEDAR

Alberta Securities Commission
Alberta Stock Exchange Tower
410, 300 – 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Attention: Heather Krywulak, CA, CBV

Dear Ms. Krywulak:

Re: Newalta Income Fund – SEDAR Project No. 00578258
Final Short Form Prospectus dated October 14, 2003 and Related Materials

Accompanying this letter are the following documents relating to the offering (the "Offering") by Newalta Income Fund (the "Fund") of trust units of the Fund (the "Trust Units"):

1. a copy of the English language version of the final short form prospectus;
2. a copy of the French language version of the final short form prospectus;
3. a blacklined copy of the Final Prospectus showing all changes from the English language version of the preliminary short form prospectus dated October 2, 2003;
4. a blacklined copy of the Final Prospectus showing all changes from the French language version of the preliminary short form prospectus dated October 2, 2003;
5. certified copy of the resolution of the board of trustees of the Fund approving the final prospectus;
6. comfort letter of Deloitte & Touche LLP;
7. consent letter of Deloitte & Touche LLP;
8. consent letter of Bennett Jones LLP;
9. consent letter of Stikeman Elliott LLP;

10. an undertaking of the Fund to provide the British Columbia Securities Commission with an account of total proceeds of the Offering realized in British Columbia and to pay additional filing fees, if applicable; and

11. a copy of the Deed of Trust, Note Indenture and Administration Agreement.

We hereby confirm, on behalf of the Fund and CIBC World Markets Inc. Inc., co-lead underwriter of the Offering, that:

1. all materials required to be filed in connection with the Final Prospectus, including all required translations, have been filed with all non-principal regulators under the mutual reliance review system (the "MRRS") established under National Policy 43-201 of the Canadian Securities Administrators, none of which have, to our knowledge, opted out of the MRRS for purposes of these materials;

2. the Fund has filed or delivered all documents required to be filed or delivered under the securities laws of each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec and is not, to our knowledge, subject to a cease trade order issued by any securities regulatory authority in any such province;

3. at least one underwriter that has signed the certificate of the underwriters contained in the Final Prospectus is registered in each province in which the Trust Units will be offered to purchasers; and

4. all necessary relief from applicable securities legislation or securities directions has been applied for and granted by the principal regulator and non-principal regulators.

In confirming the matters addressed by item 2 above, we have relied upon a certificate of the Fund. In confirming the matters addressed by item 3 above, we have relied upon a certificate of CIBC World Markets Inc.

Thank you for your attention to this matter. If you have any questions or concerns in relation to the accompanying filing materials or any other matter in connection with the Offering, please do not hesitate to call me at (403) 298-3035.

Yours truly,

BENNETT JONES LLP

(signed) *Took Whiteley*

Took Whiteley

cc: British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs du mobilieres du Québec

Mr. Ron Sifton (Newalta Corporation)
Mr. Keith Chatwin (Stikeman Elliott LLP)

TW/vz

BENNETT JONES

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219

October 14, 2003

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec

Dear Sirs/Mesdames:

Re: Final Short Form Prospectus of Newalta Income Fund

We refer to the final short form prospectus of Newalta Income Fund (the "Fund") dated October 14, 2003 (the "Prospectus"), relating to the issue of new Trust Units of the Fund.

We hereby consent to being named in the Prospectus as counsel to the Fund and to the references to Bennett Jones LLP on the face page of the Prospectus and under the headings "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

Pursuant to subsection 10.4(2) of National Instrument 44-101, we confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to under "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" or that are within our knowledge as a result of our participation in the preparation of such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and should not be relied on by any other person for any other purpose.

Yours truly,

(signed) *Bennett Jones LLP*

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

DELIVERED BY SEDAR October 14, 2003

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobiliéres du Québec

Dear Sirs:

Re: Newalta Income Fund (the "Fund")

We refer to a final short form prospectus dated October 14, 2003 of the Fund (the "**Prospectus**"), referring to the qualification for distribution of securities of the Fund.

We hereby consent to the references to our firm name, and to the reference to our opinions, on the cover page of the Prospectus and under the headings "Canadian Federal Income Tax Considerations", "Eligibility for Investment" and "Legal Matters".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we provided in connection with such opinion.

This letter is solely for the information of the addressees set forth above in connection with the Prospectus and is not to be relied upon by any other party or for any other purpose.

Yours truly,

"Stikeman Elliott LLP"

(Signed) Stikeman Elliott LLP

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

Deloitte & Touche LLP
3000, 700 Second Street S.W.
Calgary AB Canada T2P 0S7

Telephone +1 403-267-1700
Facsimile +1 403-264-2871

Deloitte & Touche

October 14, 2003

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

RE: Newalta Income Fund (the "Fund")

We refer to the short form prospectus of the Fund dated October 14, 2003 relating to the distribution of 3,800,000 trust units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 1, 2003 to the shareholders of Newalta Corporation on the following financial statements:

Consolidated balance sheets as at December 31, 2002 and 2001;

Consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

NEWALTA INCOME FUND

DEED OF TRUST

January 16, 2003

TABLE OF CONTENTS

ARTICLE I INTERPRETATION 2
1.1 Definitions 2
1.2 References to Acts Performed by the Fund 5
1.3 Income Tax Act 6
1.4 Gender 6
1.5 Headings for Reference Only 6
1.6 Day Not a Business Day 6
1.7 Time of the Essence 6
1.8 Governing Law 6

ARTICLE II DEED OF TRUST 7
2.1 Establishment of the Fund 7
2.2 Initial Contribution 7
2.3 Name of the Fund 7
2.4 Head Office 7
2.5 Nature of the Fund 7
2.6 Rights of Unitholders 7
2.7 Liability of Unitholders 8
2.8 Contractual Obligations of the Fund 9

ARTICLE III ISSUE AND SALE OF UNITS 9
3.1 Nature of Units 9
3.2 Authorized Number of Units 10
3.3 Issue of Unit to Initial Unitholder 10
3.4 Future Issue of Units 10
3.5 No Fractional Units 10
3.6 No Pre-Emptive Rights 11
3.7 Consolidation of Units 11

ARTICLE IV PURPOSE AND INVESTMENTS OF FUND 11
4.1 Purpose of the Fund 11

ARTICLE V DISTRIBUTIONS 12
5.1 Computation of Distributable Cash Flow of the Fund 12
5.2 Computation of Income and Net Realized Capital Gains 13
5.3 Distributions of Distributable Cash Flow 13
5.4 Other Distributions 14
5.5 Character of Distributions and Designations 15
5.6 Enforceability of Right to Receive Distributions 15
5.7 Method of Payment of Distributions 15
5.8 Withholding Taxes 15
5.9 Definitions 16
5.10 Payments of Cash 16

ARTICLE VI REDEMPTION OF UNITS 16

6.1 Right of Redemption 16
6.2 Exercise of Redemption Right 16
6.3 Cash Redemption 16
6.4 No Cash Redemption in Certain Circumstances 17
6.5 In Specie Redemption 18
6.6 Cancellation of Certificates for all Redeemed Units 18

ARTICLE VII TRUSTEES 19
7.1 Number of Trustees 19
7.2 Calling and Notice of Meetings 19
7.3 Place of Meetings 19
7.4 Meetings by Telephone 19
7.5 Quorum 19
7.6 Chairman 20
7.7 Action by the Trustees 20
7.8 Adjourned Meeting 20
7.9 Remuneration and Expenses 20
7.10 Officers 20

ARTICLE VIII APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEES .. 21
8.1 Qualification of Trustees 21
8.2 Appointment of Trustees 21
8.3 Consent to Act 22
8.4 Failure to Elect Minimum Number of Trustees 22
8.5 Ceasing to Hold Office 22
8.6 Removal of Trustee 23
8.7 Filling Vacancies 23
8.8 Validity of Acts 23

ARTICLE IX CONCERNING THE TRUSTEES 23
9.1 Powers and Authorities of the Trustees 23
9.2 Voting of Securities Held by the Fund 27
9.3 Restrictions on Trustee's Powers 27
9.4 Banking 28
9.5 Standard of Care and Duties 29
9.6 Fees and Expenses 29
9.7 Limitations on Liability of Trustees 29
9.8 Indemnification of Trustees 30
9.9 Conflicts of Interest 30
9.10 Conditions Precedent 31

ARTICLE X COMMITTEES OF TRUSTEES 31
10.1 Delegation 31
10.2 Procedure 31

ARTICLE XI AMENDMENT 32
11.1 Amendment 32

ARTICLE XII MEETINGS OF UNITHOLDERS 32

12.1 Annual and Special Meetings of Unitholders 32
12.2 Notice of Meetings 33
12.3 Quorum 33
12.4 Voting Rights of Unitholders 33
12.5 Resolutions Binding the Trustees 34
12.6 Meaning of "Special Resolution" 34
12.7 Meaning of "Outstanding" 35
12.8 Record Date for Voting 36
12.9 Appointment of Inspector 36
12.10 Resolutions in Writing 36

ARTICLE XIII CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS 36
13.1 Nature of Units 36
13.2 Unit Certificates 38
13.3 Contents of Unit Certificates 38
13.4 Register of Unitholders 39
13.5 Limitation on Non-Resident Ownership 39
13.6 Transfer of Units 40
13.7 Units Held Jointly or in a Fiduciary Capacity 41
13.8 Performance of Fund 41
13.9 Lost Certificates 41
13.10 Death of a Unitholder 41
13.11 Unclaimed Interest or Distribution 42
13.12 Offers for Units 42
13.13 Power of Attorney 44

ARTICLE XIV TERMINATION 45
14.1 Term of Fund 45
14.2 Termination with the Approval of Unitholders 45
14.3 Automatic Termination 45
14.4 Procedure Upon Termination 45
14.5 Powers of the Trustees Upon Termination 46
14.6 Sale of Investments 46
14.7 Distribution of Proceeds 46
14.8 Further Notice to Unitholders 46
14.9 Responsibility of the Trustees after Sale and Conversion 46

ARTICLE XV SUPPLEMENTAL DEEDS 47
15.1 Provision for Supplemental Deed for Certain Purposes 47

ARTICLE XVI GENERAL 47
16.1 Notices 47
16.2 Failure to Give Notice 48
16.3 Joint Holders 48
16.4 Service of Notice 48
16.5 Information Available to Unitholders 48
16.6 Income Tax: Obligations of the Trustees 48
16.7 Income Tax: Election 48

16.8 Income Tax: Deductions 49
16.9 Fiscal Year 49
16.10 Financial Disclosure 49
16.11 Unitholder Meeting Information 49
16.12 Taxation Information 49
16.13 Power of Attorney to Newalta 50
16.14 Execution of Instruments 50

ARTICLE XVII AUDITORS 50
17.1 Qualification of Auditors 50
17.2 Appointment of Auditors 50
17.3 Change of Auditors 50
17.4 Reports of Auditors 50

ARTICLE XVIII MISCELLANEOUS 51
18.1 Successors and Assigns 51
18.2 Counterparts 51
18.3 Severability 51

THIS DEED OF TRUST is made as of this 16th day of January, 2003.

BETWEEN:

ALAN P. CADOTTE, an individual resident in the Province of Alberta, **R. VANCE MILLIGAN**, an individual resident in the Province of Alberta, **FELIX PARDO**, an individual resident in the State of Massachusetts, **RICHARD H. PINDER**, an individual resident in the Province of Alberta, **CLAYTON H. RIDDELL**, an individual resident in the Province of Alberta, **RONALD L. SIFTON**, an individual resident in the Province of Alberta and **BARRY D. STEWART**, an individual resident in the Province of Alberta, as the first trustees (the "**Initial Trustees**") of the trust constituted by this Deed of Trust, and each individual who after the date hereof becomes a trustee of the trust as herein provided (each individual, while a trustee of the trust as herein provided, hereinafter called a "**Trustee**"; and collectively at any time, the individuals each of whom is at that time a Trustee, hereinafter called the "**Trustees**"),

OF THE FIRST PART

\- and -

J. CRAIG WILKIE, an individual resident in the Province of Alberta (hereinafter called the "**Settlor**") and all persons who after the date hereof become holders of Units of the trust as herein provided (collectively at any time, each person who is at that time a holder of a Unit of the trust as herein provided, hereinafter called the "**Unitholders**"),

OF THE SECOND PART

WHEREAS the Settlor desires to create a trust for the purpose of benefiting the Unitholders and indirectly acquiring and holding, pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta), all or substantially all of the business and assets of Newalta Corporation;

AND WHEREAS for the purpose of settling the trust created hereunder, the Settlor is delivering to the Initial Trustees a Canadian one hundred dollar bank note bearing serial number BJT1423756 (the "**Initial Contribution**");

AND WHEREAS the Trustees have agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Deed of Trust in accordance with the provisions hereinafter set forth;

AND WHEREAS the Settlor and the Trustees desire that the beneficiaries of the Fund, including the Initial Unitholder, shall be the holders of Units evidenced by certificates therefor as provided in this Deed of Trust;

AND WHEREAS the Settlor and the Trustees desire that the Fund shall qualify as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the *Income Tax Act* (Canada);

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Fund;

NOW THEREFORE THIS DEED WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustees declare, and covenant and agree with the Settlor, and the Settlor covenants and agrees with the Trustees as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Deed of Trust and in the Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a) **"AcquisitionCo"** means Newalta Acquisition Corporation, a corporation incorporated under the laws of the Province of Alberta and includes any successor thereto;

(b) **"Administration Agreement"** means the agreement between AcquisitionCo and the Fund pursuant to which Newalta will provide certain administrative and support services to the Fund;

(c) **"Arrangement"** means the arrangement under Section 193 of the *Business Corporations Act* (Alberta) involving, among other things, the acquisition of all of the Shares of Newalta by the Fund, as more particularly set forth in the Plan of Arrangement;

(d) **"Auditors"** means the firm of chartered accountants appointed as the auditors of the Fund from time to time in accordance with the provisions hereof and, initially, means Deloitte & Touche LLP;

(e) **"Book-Entry System"** means the record-entry securities transfer and pledge system known, as of the date hereof, by the same name, which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Services of CDS in force from time to time, or any successor system which CDS may offer from time to time;

(f) **"Business Day"** means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta;

(g) **"Cash Flow of the Fund"** shall have the meaning ascribed thereto in Section 5.1(a);

(h) **"CDS"** means The Canadian Depository for Securities Limited and its successors;

(i) **"CDS Participant"** means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time effects book-based transfers with CDS and pledges of securities deposited with CDS;

(j) **"Depository"** shall have the meaning ascribed thereto in Section 13.1(a);

(k) **"Distributable Cash Flow"** shall have the meaning attributed thereto in Section 5.1(b);

(l) **"Distribution Payment Date"** means a date on which the Trustees are required to make a distribution of Distributable Cash Flow, which date shall be on or about the 15th day of each month or, if any such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustees;

(m) **"Distribution Period"** means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

(n) **"Distribution Record Date"** means until otherwise determined by the Trustees, the last Business Day of each month of the year, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date;

(o) **"Effective Date"** means the date shown on the certificate to be issued by the Registrar of Corporations (Alberta) pursuant to subsection 193(11) of the *Business Corporations Act* (Alberta) in connection with the Arrangement;

(p) **"Fund"** means Newalta Income Fund, a trust constituted by this Deed of Trust as the same may be amended or restated from time to time;

(q) **"Fund Assets"**, at any time, means all monies, properties and other assets as are at such time held by the Fund or by the Trustees on behalf of the Fund including, without limitation:

  (i) the Initial Contribution;

  (ii) all funds or property realized from the issuance or sale of Units or any other Securities of the Fund from time to time;

  (iii) the Shares and the Notes;

(iv) any proceeds of disposition of any of the foregoing property;

(v) any Securities issued to the Fund by Newalta on the maturity of the Notes; and

(vi) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(r) **"Fund Liabilities"** shall have the meaning ascribed thereto in Section 2.7(a);

(s) **"Global Unit Certificate"** shall have the meaning ascribed thereto in Section 13.1(a);

(t) **"Income of the Fund"** shall have the meaning ascribed thereto in Section 5.2(a);

(u) **"Initial Contribution"** means the Canadian one hundred dollar bank note bearing serial number BJT1423756;

(v) **"Initial Trustees"** means Alan P. Cadotte, R. Vance Milligan, Felix Pardo, Richard M. Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart, as the first trustees of the Fund;

(w) **"Initial Unitholder"** means J. Craig Wilkie, an individual resident in the Province of Alberta, as the initial Unitholder of the Fund;

(x) **"Net Realized Capital Gains"** shall have the meaning ascribed thereto in Section 5.2(b);

(y) **"Newalta"** means Newalta Corporation, a corporation amalgamated under the laws of the Province of Alberta and includes any successor thereto, including any corporation resulting from the amalgamation of Newalta and AcquisitionCo pursuant to the Arrangement;

(z) **"Notes"** means the unsecured subordinated notes to be issued by AcquisitionCo pursuant to the Note Indenture;

(aa) **"Note Indenture"** means the agreement to be entered into between AcquisitionCo and a trust company pursuant to which the Notes will be issued and Note Indenture also means any subsequent agreement which may be entered into between Newalta and a trust company pursuant to which Notes are issued;

(bb) **"Person"** means any individual, corporation, partnership, firm, joint venture, syndicate, trust, government or any other form of entity or organization;

(cc) **"Plan of Arrangement"** means the plan of arrangement set forth as Schedule One to the Arrangement Agreement dated January 16, 2003 between Newalta, AcquisitionCo and the Fund pursuant to which such parties have proposed to implement the Arrangement;

(dd) **"Securities"** means bonds, debentures, notes or other evidence or instruments of indebtedness, shares, stocks, options, subscriptions, partnership interests, units or other evidence of title to or interest in the capital, assets, property, profits, earnings or royalties, of any Person;

(ee) **"Settlor"** means J. Craig Wilkie, an individual resident in the Province of Alberta, as settlor of the Fund;

(ff) **"Shares"** means the common shares in the capital of Newalta and any other shares received in exchange therefor;

(gg) **"Special Resolution"** shall have the meaning attributed thereto in Section 12.6;

(hh) **"Tax Act"** means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1 and the *Income Tax Regulations* applicable with respect thereto, as amended from time to time;

(ii) **"this Deed of Trust"**, **"this Deed"**, **"hereto"**, **"herein"**, **"hereof"**, **"hereby"**, **"hereunder"** and similar expressions refer to this instrument and not to any particular Article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(jj) **"Transfer Agent"** means such company as may from time to time be appointed by the Fund to act as registrar and transfer agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(kk) **"Trustee"** means, at any time, an individual who is, in accordance with the provisions hereof, a trustee of the Fund at that time including, without limitation, so long as they remain as trustees, each of the Initial Trustees; and **"Trustees"** means, at any time, all of the individuals each of whom is at that time a Trustee;

(ll) **"Unit Certificate"** means a certificate, in the form approved by the Trustees, evidencing one or more Units, issued and certified in accordance with the provisions hereof;

(mm) **"Unitholders"** means at any time the beneficiaries of the Fund who are the holders at that time of one or more Units, as shown on the registers of such holders maintained by the Fund or by the Transfer Agent on behalf of the Fund; and

(nn) **"Units"** means the Trust Units of the Fund referred to in Section 3.1 authorized and issued hereunder as such and for the time being outstanding and entitled to the benefits hereof and which shall represent beneficial interests in the Fund Assets.

1.2 References to Acts Performed by the Fund

For greater certainty, where any reference is made in this Deed of Trust to an act to be performed by the Fund, such reference shall be construed and applied for all purposes as if it

referred to an act to be performed by the Trustees on behalf of the Fund or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof.

1.3 Income Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Gender

In this Deed of Trust, unless otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa, words importing a gender shall include the feminine, masculine and neuter genders and words importing persons include an individual, partnership, association, body corporate, trust, trustee, executor, administrator or legal representative.

1.5 Headings for Reference Only

The division of this Deed of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Deed of Trust.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section is not applicable to Sections 5.1, 5.2, 5.3, 5.4, 5.8 and 5.9 and to defined terms used in such Sections.

1.7 Time of the Essence

Time shall be of the essence in this Deed of Trust.

1.8 Governing Law

This Deed of Trust and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.

ARTICLE II
DEED OF TRUST

2.1 Establishment of the Fund

The Trustees hereby declare and agree to hold the Fund Assets in trust for the use and benefit of the Unitholders, their successors, permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Fund hereunder.

2.2 Initial Contribution

The delivery by the Settlor, concurrent with the execution of this Deed of Trust, of the Initial Contribution to the Trustees for the purpose of settling the Fund is hereby confirmed.

2.3 Name of the Fund

The Fund shall be known and designated as the "NEWALTA INCOME FUND" and, whenever lawful and convenient, the property of the Fund shall be held and the affairs of the Fund shall be conducted and transacted under that name.

If the Trustees determine that the use of such name is not practicable, legal or convenient, the Fund may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Fund may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Fund hereby created shall be located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or such other place or places in Canada as the Trustees may from time to time designate.

2.5 Nature of the Fund

The Fund is an unincorporated open end mutual fund trust established for the purposes specified in Section 4.1. The Fund is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or any individual Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustees shall not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees shall be solely that of beneficiaries of the Fund and their rights shall be limited to those conferred upon them by this Deed of Trust.

2.6 Rights of Unitholders

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any

partition or division of the Fund Assets or for a distribution of any particular asset forming part of the Fund Assets or of any particular monies or funds received by the Trustees. The legal ownership of the assets of the Fund and the right to conduct the activities of the Fund are vested exclusively in the Trustees, and no Unitholder has or is deemed to have any right of ownership in any of the assets of the Fund, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Fund or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Deed of Trust.

2.7 Liability of Unitholders

(a) No Unitholder, in its capacity as such shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with:

(i) the Fund Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom;

(ii) the obligations or the activities or affairs of the Fund;

(iii) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of the Fund (whether or not authorized by or pursuant to this Deed of Trust);

(iv) any act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of the Fund (whether or not authorized by or pursuant to this Deed of Trust);

(v) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of the Fund (whether or not authorized by or pursuant to this Deed of Trust); or

(vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Fund or by the Trustees or by any other person on behalf of or in connection with the activities or affairs of the Fund,

(collectively, "**Fund Liabilities**").

(b) No Unitholder in its capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any Fund Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.7, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Fund Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Fund Assets represented by its Unit Certificates.

2.8 Contractual Obligations of the Fund

In respect of any obligations or liabilities being incurred by the Fund or the Trustees on behalf of the Fund, the Trustees and the Fund shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders nor the Trustees have any personal liability or obligations in respect thereof. In particular, the Trustees and the Fund shall make all reasonable efforts to include in every agreement entered into by or on behalf of the Fund, whether by the Trustee or otherwise, (except as the Trustee may otherwise expressly agree in writing with respect to its own personal liability) a provision substantially to the following effect:

> "The parties hereto acknowledge that the Trustees are entering into this agreement solely in their capacity as trustees on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustees or any registered or beneficial holder of units of the Fund or any beneficiary under a plan of which a holder of units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Fund Assets" as defined in the Deed of Trust of the Fund dated as of January 16, 2003, as amended from time to time."

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustees or any Unitholder. If, notwithstanding this provision, the Trustees or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee or Unitholder shall be entitled to indemnity and reimbursement out of the Fund Assets to the full extent of such liability.

ARTICLE III
ISSUE AND SALE OF UNITS

3.1 Nature of Units

(a) The beneficial interests in the Fund shall be divided into interests of one class, described and designated as "Trust Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder.

(b) Each Unit shall represent an equal fractional undivided beneficial interest in any distribution from the Fund and in any net assets of the Fund in the event of the termination or winding-up of the Fund. All Units outstanding from time to time shall be entitled to equal shares in any distributions by the Fund and in the event of the termination or winding-up of the Fund, in the net assets of the Fund. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit shall entitle the holder thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

3.2 Authorized Number of Units

The aggregate number of Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Unit to Initial Unitholder

(a) Concurrently with the execution and delivery of this Deed of Trust by the parties hereto, the Initial Trustee shall execute and issue to the Initial Unitholder, in consideration for the payment of $10.00, a Unit Certificate for one Unit and the Initial Trustee shall enter the Initial Unitholder on the register of the Trust as the holder of one Unit and countersign the Unit Certificate and deliver it to the Initial Unitholder.

(b) Immediately after the Effective Date, the Fund will purchase the initial one Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial one Unit to the Fund for a purchase price of $10.00 and, upon the completion of such purchase and sale, the initial one Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Deed of Trust.

3.4 Future Issue of Units

(a) Subject to the terms of this Deed, Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine and, without limiting the generality of the foregoing, the Trustees may authorize the Fund to pay any commission which the Trustees determine to be reasonable to any person in consideration of such person purchasing or agreeing to purchase Units from the Fund or from any other person or procuring or agreeing to procure purchasers for Units.

(b) Units are only to be issued as fully paid and are not to be subject to future calls or assessment; provided however that Units may be issued for a consideration payable in installments and that the Fund may take security over such Units to be issued under any such offering as security for unpaid installments.

3.5 No Fractional Units

Fractions of Units shall not be issued, except pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.7.

3.6 No Pre-Emptive Rights

No Person shall be entitled, as a matter of right, to subscribe for or purchase any Unit. There are no pre-emptive rights attaching to the Units.

3.7 Consolidation of Units

Immediately after any pro rata distribution of additional Units to all Unitholders pursuant to Section 5.7, the number of the outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution of additional Units. In this case, each Unit Certificate representing a number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the distribution of additional Units and the consolidation.

ARTICLE IV
PURPOSE AND INVESTMENTS OF FUND

4.1 Purpose of the Fund

The Fund's operations and activities are restricted to:

(a) investing, directly or indirectly, in any of the Securities issued by Newalta, including Securities of Newalta's subsidiaries and affiliates, the Shares and the Notes, and borrowing funds for that purpose;

(b) investing in any other Securities and in any other investments as the Trustees may determine and borrowing funds for that purpose; provided that such investments do not at the time of investment: (i) prevent the Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees for the purposes of making investments, paying the expenses and the liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units, or making distributions to Unitholders;

(d) issuing Units or Securities exchangeable for Units for the purpose of obtaining funds to conduct any of the activities of the Fund, completing any acquisition of Securities or any other assets for the benefit of the Fund, implementing compensation plans, if any, established by the Trustees for the benefit of the Fund, and making non-cash distributions to Unitholders as contemplated by this Deed including pursuant to distribution reinvestment plans or distribution reinvestment and Unit purchase plans, if any, established by the Fund;

(e) issuing debt securities provided recourse shall be limited to the Fund Assets;

(f) repurchasing and redeeming Units of the Fund, including pursuant to any issuer bid made by the Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing subsections (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

ARTICLE V
DISTRIBUTIONS

5.1 Computation of Distributable Cash Flow of the Fund

(a) The "**Cash Flow of the Fund**", for any Distribution Period shall be determined pursuant to the following provisions:

(i) all cash amounts which are received by the Fund in the Distribution Period, including, without limitation, interest, dividends, proceeds from the disposition of Securities, returns of capital and repayments of indebtedness, shall be included in the calculation;

(ii) the following amounts shall be deducted in the calculation:

(A) all costs, expenses and liabilities of the Fund which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period;

(B) all amounts which relate to the redemption of Units and which have become payable in cash by the Fund in such Distribution Period; and

(C) any other interest expenses incurred by the Fund between distributions; and

(iii) the proceeds of any issuance of Units shall not be included in the calculations of Cash Flow of the Fund in respect of any Distribution Period.

(b) The "**Distributable Cash Flow**" for, or in respect of, a Distribution Period shall be the Cash Flow of the Fund for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to:

(i) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of the Fund;

(ii) be retained by the Fund to comply with such limits or restrictions as may be agreed to between the Trustees and any lender(s) of the Fund or contained in any loan agreement(s) entered into by Newalta or any subsidiary or affiliate of Newalta;

(iii) make allowances for contingencies or for working capital, investments or acquisitions; and

(iv) provide for the payment of any income tax liability of the Fund.

5.2 Computation of Income and Net Realized Capital Gains

(a) The **"Income of the Fund"** for any taxation year of the Fund shall be net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Fund to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The **"Net Realized Capital Gains"** of the Fund for any taxation year of the Fund shall be determined as the amount, if any, by which the aggregate of the capital gains of the Fund in the year exceeds:

(i) the aggregate of the capital losses of the Fund in the year;

(ii) any capital gains which are realized by the Fund as a result of a redemption of Units pursuant to Article VI; and

(iii) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which the Fund is permitted by the Tax Act to deduct in computing the taxable income of the Fund for the year.

5.3 Distributions of Distributable Cash Flow

The Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash Flow for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Unit of the amount of such Distributable Cash Flow shall be determined by dividing such amount by the number of issued and outstanding Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash Flow shall be an amount equal to the proportionate share of each Unit of such Distributable Cash Flow multiplied by the number of Units owned of record by each such Unitholder on such Distribution Record Date. Subject to Sections 5.4 and 5.7, Distributable Cash Flow which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made to Unitholders pursuant to Section 5.3, the Trustees may declare to be payable and make distributions, from time to time, out of Income of the Fund, Net Realized Capital Gains, the capital of the Fund or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine.

(b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of the Fund, Net Realized Capital Gains and any other applicable amounts so that the Fund will not have any liability for tax under Part 1 of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Fund for such year exceeds the aggregate of the portions, if any, of each distribution made by the Fund pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Fund out of the Income of the Fund for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Fund for such year exceeds the aggregate of the portions, if any, of each distribution made by the Fund pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Fund out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Unit of such amount multiplied by the number of Units owned of record by each such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable to Unitholders pursuant to either Section 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

(d) In addition to the distributions which are made payable to Unitholders, the Trustees may designate any capital gain realized by the Fund as a result of the redemption of Units pursuant to Section 6.5 to the redeeming Unitholders in accordance with that section.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Fund in the year on shares of taxable Canadian corporations, net capital gains realized by the Fund in the year and foreign source Income of the Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Fund, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article V shall be deemed to be distributions of Income of the Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Fund which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder pursuant to this Article V.

5.7 Method of Payment of Distributions

(a) Where the Trustees determine that the Fund does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement, the payment may, at the option of the Trustees, include the *pro rata* issuance of additional Units, or fractions of Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution.

(b) The value of each Unit which is issued pursuant to section 5.7(a) shall be the market price (as defined in Section 6.3) of the Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under Section 5.4(a) or December 31 in respect of a distribution under Section 5.4(b), provided that if the particular date is not a Business Day then the market price (as defined in Section 6.3) shall be determined on the last Business Day which precedes such particular date.

5.8 Withholding Taxes

The Trustees may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

5.9 Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article V which is defined in the Tax Act shall have for the purposes of this Article V the meaning that it has in the Tax Act.

5.10 Payments of Cash

Any payments of cash by the Fund to a Unitholder pursuant to this Article V or pursuant to any other provision of this Deed of Trust is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

ARTICLE VI
REDEMPTION OF UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Fund to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article VI, a duly completed and properly executed notice requiring the Fund to redeem Units, in a form approved by the Trustees, shall be sent to the Fund at the head office of the Fund, together with the Unit Certificate or Unit Certificates representing the Units to be redeemed (in the event a Global Unit Certificate has not been issued by the Fund). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Fund of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Fund of such notice. Units shall be considered to be tendered for redemption on the date that the Fund has, to the satisfaction of the Trustees, received the notice, Unit Certificates and other required documents or evidence as aforesaid.

6.3 Cash Redemption

Subject to Section 6.4, upon receipt by the Fund of the notice to redeem Units in accordance with Section 6.2, the holder of the Units tendered for redemption shall be entitled to

receive a price per Unit (hereinafter called the **"Cash Redemption Price"**) equal to the lesser of:

(a) 95% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Units were tendered to the Fund for redemption; and

(b) the "closing market price" on the principal market on which the Units are quoted for trading, on the date that the Units were tendered to the Fund for redemption.

For the purposes of subsection (a) above, the **"market price"** shall be an amount equal to the simple average of the closing price of the Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day. For the purposes of subsection (b) above, the **"closing market price"** shall be an amount equal to the closing price of the Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Cash Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

6.4 No Cash Redemption in Certain Circumstances

Section 6.3 shall not be applicable to Units tendered for redemption by a Unitholder, if:

(a) the total amount payable by the Fund pursuant to Section 6.3 in respect of such Units and all other Units tendered for redemption prior thereto in the same calendar month exceeds $75,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month;

(b) at the time the Units are tendered for redemption, the outstanding Units of the Fund are not listed for trading on the Toronto Stock Exchange or are not traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; or

(c) the normal trading of the outstanding Units of the Fund is suspended or halted on any stock exchange on which the Units are listed for trading or, if not so listed, on any market on which the Units are quoted for trading, on the date that such Units tendered for redemption were tendered to the Fund for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Units tendered for redemption were tendered to the Fund for redemption.

6.5 In Specie Redemption

If, pursuant to Section 6.4, Section 6.3 is not applicable to Units tendered for redemption by a Unitholder, such Unitholder shall, instead of the Cash Redemption Price per Unit specified in Section 6.3, be entitled to receive a price per Unit (hereinafter called the **"In Specie Redemption Price"**) equal to the fair market value thereof as determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the Securities held by the Fund, on the basis, per Unit tendered for redemption, of the number of each class of Securities owned by the Fund on the date such Units were tendered for redemption, each such class of other Securities divided by the number of Units of the Fund outstanding on such date. No fractional Securities shall be distributed and where the number of Securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the **"Transfer Date"**) of the calendar month following the month in which the Units were tendered for redemption, of the number of each class of Securities determined as aforesaid. The Fund shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any Securities being transferred to and including the Transfer Date. Payments by the Fund of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the Securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

6.6 Cancellation of Certificates for all Redeemed Units

All certificates representing Units which are redeemed under this Article VI shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

ARTICLE VII
TRUSTEES

7.1 Number of Trustees

The Trustees shall consist of not less than three and no more than ten Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees.

7.2 Calling and Notice of Meetings

Meetings of the Trustees shall be called and held at such time and at such place as the Trustees, the Chairman of the Trustees or any two Trustees may determine, and any one Trustee or officer of the Fund may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees shall be given to each Trustee not less than 24 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of holders of Units. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone, fax or other means of communication. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment, no other notice shall be required for any such regular meeting.

7.3 Place of Meetings

Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when the Trustee attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.4 Meetings by Telephone

With the consent of the chairman of the meeting or a majority of the other Trustees present at the meeting, a Trustee may participate in a meeting of the Trustees or of a committee of the Trustees by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

7.5 Quorum

The quorum for the transaction of business at any meeting of the Trustees shall consist of the greater of two Trustees or a majority of the number of Trustees then holding office, and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees.

7.6 Chairman

The chairman of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chairman of the Trustees or if such person is not present, the Trustees present shall choose one of their number to be chairman.

7.7 Action by the Trustees

At all meetings of the Trustees every question shall be decided by a majority of the votes cast on the question. In the case of equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

7.8 Adjourned Meeting

Any meeting of Trustees may be adjourned from time to time by the chairman of the meeting with the consent of the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated upon its adjournment.

7.9 Remuneration and Expenses

The Trustees shall be paid such reasonable remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director, officer or employee of Newalta or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. Nothing herein contained shall preclude any Trustee from serving the Fund in any other capacity and receiving remuneration therefor. The Trustees may be eligible to participate in any incentive plan adopted by the Fund.

7.10 Officers

The Trustees from time to time may appoint one or more officers of the Fund, including without limitation a Chairman of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Fund. The powers and duties of each officer of the Fund shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held.

ARTICLE VIII
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEES

8.1 Qualification of Trustees

The following persons are disqualified from being a Trustee of the Fund:

(a) anyone who is less than 18 years of age;

(b) anyone who is of unsound mind and has been so found by a court in Canada or elsewhere;

(c) a person who is not an individual; and

(d) a person who has the status of bankrupt.

No more than one-third of the Trustees at any time may be non-residents of Canada as defined in the Tax Act.

8.2 Appointment of Trustees

The Initial Trustees are hereby appointed as the initial Trustees of the Fund for an initial term of office which, subject to Section 8.5, shall expire (subject to further appointment) at the close of the first annual meeting of Unitholders. In addition, the Initial Trustees shall be entitled to appoint additional Trustees for a term to expire (subject to further appointment) at the close of the first annual meeting of Unitholders. Except as otherwise provided in this Deed of Trust, Trustees shall be appointed (including the reappointment of incumbent Trustees) at each annual meeting of Unitholders, and may be appointed at a special meeting of Unitholders, in each case to hold office, subject to Section 8.5, for a term expiring at the close of the next annual meeting of Unitholders following such an appointment. Any such appointment (other than by the Initial Trustees) shall be made either by a resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 12.10. Notwithstanding the foregoing:

(a) if no Trustees are appointed at the annual meeting of Unitholders held immediately before the term of office of such Trustees expires, such Trustees shall continue to hold the office of Trustee under this Deed of Trust until successors have been appointed or they cease to hold office; and

(b) and notwithstanding Section 8.7, the Trustees may, between annual meetings of the Unitholders, appoint one or more additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Unitholders, but the number of additional Trustees so appointed shall not at any time exceed one-third of the number of Trustees who held office immediately after the expiration of the immediately preceding annual meeting of Unitholders.

8.3 Consent to Act

(a) A person who is appointed a trustee hereunder, other than the Initial Trustees, shall not become a Trustee until the person has, either before or after such appointment, executed and delivered to the Fund a consent substantially as follows:

> "To: Newalta Income Fund (the "Fund")
> And to: The Trustees thereof
>
> The undersigned hereby consents to act as a Trustee of the Fund and hereby agrees, upon the later of the date of this consent and the date of the undersigned's appointment as a Trustee of the Fund, to thereby become a party, as a Trustee, to the Deed of Trust dated as of January 16, 2003, as amended from time to time, constituting the Fund.
>
> Dated: ________________________, _____.
>
> [Signature]
>
> [Print Name]"

(b) Upon the later of a person being appointed a Trustee hereunder and executing and delivering to the Fund a consent substantially as set forth in subsection (a) above, such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Deed of Trust, as amended from time to time.

8.4 Failure to Elect Minimum Number of Trustees

If a meeting of Unitholders fails to elect the minimum number of Trustees required by this Deed of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

8.5 Ceasing to Hold Office

A Trustee ceases to hold office when:

(a) he or she dies or resigns;

(b) he or she is removed in accordance with Section 8.6;

(c) he or she ceases to meet the qualifications as provided under Section 8.1; or

(d) he or she ceases to be a Canadian resident, unless at the time he or she ceases to be a Canadian resident no more than one-third of the Trustees, including the

Trustee which has ceased to be a Canadian resident, are non-residents of Canada as defined in the Tax Act.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees of the Fund, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Deed of Trust; provided however that such Trustee shall continue to be entitled to be paid any amounts owing by the Fund to the Trustee and to the benefits of the indemnity provided in Section 9.8.

8.6 Removal of Trustee

The Unitholders of the Fund may remove any Trustee or Trustees from office, by resolution approved by a majority of the votes cast at a meeting of Unitholders called for that purpose. A vacancy created by the removal of a Trustee may be filled at the meeting of Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

8.7 Filling Vacancies

A quorum of Trustees may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees fixed by or pursuant to this Deed of Trust. If there is not a quorum of Trustees, or if there has been a failure to elect the minimum number of Trustees required by or pursuant to this Deed of Trust, the Trustees then in office shall forthwith call a special meeting of Unitholders to fill the vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 8.5, until the close of the next annual meeting of the Unitholders.

8.8 Validity of Acts

An act of a Trustee is valid notwithstanding an irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE IX
CONCERNING THE TRUSTEES

9.1 Powers and Authorities of the Trustees

In addition to any other powers and authorities conferred by this Deed of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders shall have, and may exercise at any time and from time to time, the following powers and authorities which may or may not be exercised by

the Trustees in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Fund;

(b) to maintain records and provide reports to Unitholders;

(c) to effect payment of distributions to the Unitholders;

(d) to invest any and all funds and monies of the Fund in the manner set forth in Article IV;

(e) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any Securities (including the Shares and the Notes) comprising the Fund Assets to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(f) subject to Section 9.3, to sell, transfer, assign and convey, for and on behalf of the Fund, all or any portion of the Fund Assets on such terms and conditions as the Trustees shall deem to be in the best interests of the Unitholders;

(g) where reasonably required, to engage or employ on behalf of the Fund any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) except as prohibited by law, to delegate any of the powers and duties of the Trustees to Newalta or any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustees, except as provided in this Deed of Trust;

(i) to collect, sue for and receive all sums of money coming due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, settle, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Fund, the assets of the Fund or the Fund's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(j) to arrange for insurance contracts and policies insuring the Fund, the Fund Assets, the business of Newalta and/or any or all of the Trustees or the Unitholders, including against any and all claims and liabilities of any nature asserted by any

person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustees or Unitholders or otherwise;

(k) to cause legal title to any of the assets of the Fund to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Fund or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustees may determine and with or without disclosure that the Unitholders, the Fund or a Trustee is interested therein, provided however that should legal title to any of the Fund Assets be held by and/or in the name of any person or persons other than a Trustee or the Fund, the Trustees shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Unitholders;

(l) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Fund from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Fund and for such purpose to draw, make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions);

(m) without limit as to amount, to lend funds to any Persons including, without limitation, Newalta, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Unitholders by the Trustees;

(n) to guarantee, indemnify or act as a surety with respect to the payment or performance of any indebtedness, liabilities or obligations of any kind of any Person including, without limitation, Newalta or any affiliate or the Fund and, if required, to pledge Securities of such Person as security for such guarantee or indemnity;

(o) to enter into any subordination, postponement or priority agreement on behalf of the Fund with any lender or creditor to any Person, including Newalta or any affiliate of the Fund, pursuant to which, among other things, the Fund may agree to subordinate and postpone its right to receive income and to be paid on the Notes by Newalta or any such affiliate (or any other debt obligations or security of Newalta or any such affiliate to the Fund) to the rights of such lender or creditor to Newalta or any affiliate of the Fund, and which agreement may further provide, without limitation, that in the event of a default by Newalta or any such affiliate of the Fund to any of its lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of Newalta or any such affiliate of the Fund will make any further payments in respect of the Notes (or other such obligations) to the Fund, and the Fund will not make any further cash distributions to Unitholders;

(p) to charge, mortgage, hypothecate, pledge or assign on behalf of the Fund, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Fund Assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Fund or to secure any guarantee granted by the Fund;

(q) to issue Units for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Deed of Trust;

(r) to enter into and perform the obligations of the Fund under the Administration Agreement;

(s) in addition to the mandatory indemnification provided for in Section 9.8 to the extent permitted by law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Fund has dealings including, without limitation, the Trustees, the Depository or the registrar and transfer agent, to such extent as the Trustees shall determine;

(t) without the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with this Deed of Trust containing provisions relating to the Fund, the Fund Assets and the conduct of the affairs of the Fund, but not in conflict with any provision of this Deed of Trust;

(u) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Fund Assets, undertaking or income of the Fund, or imposed upon or against the Fund Assets, undertaking or income of the Fund, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Net Income or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of the Fund's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(v) to vote in favour of the adoption by the Fund of a Unitholders' rights plan which plan will be effective as at the date of such adoption. Such Unitholder rights plan shall terminate on the date which is six months from the date of such adoption unless ratified and confirmed by the Unitholders in accordance with this Deed of Trust;

(w) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers granted to the Trustees under the terms of this Deed of Trust;

(x) to use their best efforts to ensure that the Fund complies at all times with the requirements of the Tax Act including paragraph 108(2)(a) and subsection 132(6) thereof; and

(y) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Deed of Trust.

The Trustees shall have the power to prescribe any form provided for or contemplated by this Deed of Trust and the Trustees may make, adopt, amend or repeal regulations containing provisions relating to the conduct of the affairs of the Fund not inconsistent with law or with this Deed of Trust (the **"Trustees' Regulations"**). The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Deed of Trust which they may determine are necessary or desirable in interpreting, applying or administering this Deed of Trust or in administering, managing or operating the Fund. Any Trustees Regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all persons affected thereby.

9.2 Voting of Securities Held by the Fund

The Securities (including the Shares and the Notes) held from time to time by the Trustees as part of the Fund Assets may be voted by the Trustees at any and all meetings of securityholders of such Persons in which the Fund holds Securities, at which the holders of such Securities are entitled to vote.

9.3 Restrictions on Trustee's Powers

Notwithstanding Section 9.1, the Trustees may not at any time following the Effective Date under any circumstances whatsoever authorize:

(a) any amalgamation or other merger of Newalta or AcquisitionCo with any other corporation, except pursuant to the Arrangement or with one or more direct or indirect wholly-owned subsidiaries of the Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any Securities held by the Fund or any other sale, lease or exchange of all or substantially all of the Fund Assets, except pursuant to the Arrangement, pursuant to an in specie redemption under Section 6.5, pursuant to any security granted under Section 9.1(p), pursuant to any internal reorganization of the direct or indirect assets of the Fund as a result of which the Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Fund and any one or more of:

(i) Newalta;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

(iii) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the Persons referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta, except pursuant to the Arrangement, pursuant to any security granted by Newalta or under Section 9.1(p), pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Fund;

(ii) Newalta;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

(iv) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Fund,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

9.4 Banking

The banking activities of the Fund, or any part thereof, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on the Fund's behalf by one or more officers of the Fund or Newalta or Trustees as the Trustees may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Fund's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Fund; the execution of any agreement relating to any property of the Fund; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Fund's behalf to facilitate such banking activities.

9.5 Standard of Care and Duties

The Trustees shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act* (Alberta). Unless otherwise required by law, a Trustee shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. Each Trustee, in his or her capacity as trustee, shall not be required to devote his or her entire time to the investments and affairs of the Fund.

9.6 Fees and Expenses

As part of the expenses of the Fund, the Trustees may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Fund, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Fund and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Fund shall be payable out of the Fund Assets.

9.7 Limitations on Liability of Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. Without limiting the generally of, and subject to, the foregoing, no Trustee shall be liable for any loss or damage which may occur to the Fund Assets or any part thereof (including any Securities whose ownership interests are comprised directly or indirectly in the Fund Assets) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of Persons, the Securities of which form part of the Fund Assets, including without limitation;

  (i) the reliance on information given at meetings or otherwise by the management of such Persons;

  (ii) the failure to act upon any information received from inquiring into the management of such Persons or otherwise;

  (iii) the failure to require the management of such Persons to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the Fund Assets; and

  (iv) the acquiescence in business arrangements entered into by such Persons even if such business arrangements prove detrimental to the interest of the Fund Assets;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of this Deed in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of the Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. The Fund shall be solely liable therefor and resort shall be had solely to the Fund Assets for payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under this Deed of Trust, the Trustees are and shall be conclusively deemed to be acting as trustees of the Fund Assets.

9.8 Indemnification of Trustees

Each Trustee, each former Trustee, each officer of the Fund and each former officer of the Fund shall be entitled to be and shall be indemnified and reimbursed out of the Fund Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or former Trustee or officer or former officer in consequence of his or her performance of his or her duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of the Fund or, at the request of the Fund, a director or officer of Newalta or any subsidiaries thereof; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the Fund Assets in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of the actual fraud, dishonesty or gross negligence of such Trustee, former Trustee, officer or former officer. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Fund Assets, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.9 Conflicts of Interest

A Trustee of the Fund who is a party to, or is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Fund shall disclose in writing to the Trustees of the Fund or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest, and shall not vote on any resolution to approve the contract, unless the contract is one relating primarily to his or her remuneration as a Trustee or one for indemnity or insurance in respect of him or her. Provided a Trustee has disclosed the nature and extent of his or her interest and refrained from voting in the

manner contemplated in this Section 9.9, such Trustee shall be permitted to continue to act as a trustee of the Fund and shall not be subject to any liability to the Fund or the Unitholders with respect to such contract or proposed material contract as aforesaid. Subject to the foregoing, each Trustee, in his or her personal capacity or in any other capacity, may buy, lend upon and deal in securities of the Fund and generally may contract and enter into any financial transactions with the Fund without being liable to account for any profit made thereby.

9.10 Conditions Precedent

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Fund in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustees from the Fund Assets to commence or continue such act, action, suit or proceeding or to represent the Fund in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage they may suffer by reason thereof. None of the provisions contained in this Deed of Trust shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless it is given an indemnity and funding satisfactory to the Trustees, acting reasonably.

ARTICLE X
COMMITTEES OF TRUSTEES

10.1 Delegation

Except as prohibited by law, the Trustees may appoint from their number one or more committees of Trustees and may delegate to the committee of Trustees such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Deed of Trust, without regard to whether such authority is normally granted or delegated by trustees.

10.2 Procedure

Unless otherwise determined by the Trustees, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chairman and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the Trustees. Each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, a committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE XI
AMENDMENT

11.1 Amendment

The provisions of this Deed of Trust, except where specifically provided otherwise, may only be amended by Special Resolution; provided that the provisions of this Deed of Trust may be amended by the Trustees without the consent, approval or ratification of the Unitholders or any other person:

(a) prior to the Effective Date of the Arrangement; or

(b) at any time for the purpose of:

(i) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Fund;

(ii) providing, in the opinion of the Trustees, additional protection for the Unitholders;

(iii) removing any conflicts or inconsistencies in this Deed of Trust or making minor corrections including the rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws; or

(v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable,

but notwithstanding the foregoing, no such amendment shall modify the right to one vote per Unit or reduce the fractional undivided interest in the Fund Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 11.1 or alter the acquisition provisions of Section 13.12 without the consent of the holders of all of the Units then outstanding.

ARTICLE XII
MEETINGS OF UNITHOLDERS

12.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called, commencing in 2004, on or before June 30 in each year, at a time and at a place in Canada set by the Trustees. The business transacted at such meetings shall include the presentation of the consolidated audited financial

statements of the Fund for the immediately preceding fiscal year, the appointment of Trustees for the ensuing year in accordance with Article VIII, the appointment of Auditors and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article XII or as the Trustees may determine. Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 5% of the Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. The chairman of any annual or special meeting shall be the Chairman of the Trustees or any other Trustee specified by resolution of the Trustees or, in the absence of any Trustee, any person appointed as chairman of the meeting by the Unitholders present. The Trustees, the officers of the Fund, the Auditors and any other person approved by the Trustees, the chairman of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting may attend meetings of the Unitholders.

12.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at his or her last address on the books of the Fund, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasonable judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

12.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the outstanding Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Unit shall entitle the holder or holders of that Unit to one vote on a poll vote at any meeting of Unitholders. Every question

submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 24 hours prior to the commencement of such meeting. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Unitholders may revoke a proxy by depositing an instrument in writing (which includes another proper form of proxy with a later date), at any time up to and including the last business day preceding the day of the meeting, or by depositing it with the chairman of the meeting on the day of the meeting.

12.5 Resolutions Binding the Trustees

Unitholders shall be entitled to pass resolutions that will bind the Trustees or the Fund only with respect to the following matters:

(a) the appointment or removal of a Trustee as provided in Article VIII;

(b) the appointment or removal of Auditors as provided in Article XVII;

(c) the appointment of an Inspector as provided in Section 12.9;

(d) the authorization of the matters set out in Section 9.3;

(e) amendments of this Deed of Trust as provided in Section 11.1; and

(f) the termination of the Fund as provided in Section 14.2.

Except with respect to the above matters set out in this Section 12.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Deed of Trust and except for the matters set out in subsections (a), (b) and (c) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Unitholders represented at the meeting.

12.6 Meaning of "Special Resolution"

(a) The expression **"Special Resolution"** when used in this Deed of Trust means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies

not less in aggregate than 5% of the number of Units then outstanding and passed by the affirmative votes of the holders of more than 66 2/3% of the Units represented at the meeting and voted on a poll upon such resolution.

(b) Notwithstanding Section 12.3, if at any meeting at which a Special Resolution is proposed to be passed the holders of 5% of the aggregate number of Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 50 days later and to such place and time as may be appointed by the chairman of the meeting. Not less than 10 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section 12.6 shall be a Special Resolution within the meaning of this Deed of Trust, notwithstanding that the holders of less than 5% of the aggregate number of Units then outstanding are present in person or by proxy at such adjourned meeting.

(c) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

12.7 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees or Transfer Agent for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Unit Certificates shall be counted for the purposes of determining the number of Units outstanding;

(b) for the purpose of any provision of this Deed of Trust entitling holders of outstanding Units to vote, sign consents, requisitions or other instruments or take any action under this Deed of Trust, Units owned directly or indirectly, legally or equitably, by the Fund, Newalta or any affiliate thereof shall be disregarded;

(c) for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units which the Trustees know are so owned shall be so disregarded; and

(d) Units so owned which have been pledged in good faith other than to the Fund, Newalta or any affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the pledgee's right to vote such Units

in his or her discretion free from the control of the Fund, Newalta or any affiliate thereof.

For the purposes of this Section 12.7, Newalta shall provide a certificate which will state the number of Units and the certificate numbers of certificates, if certificates are issued, held by the Fund, Newalta or any affiliate thereof. The Trustees shall be entitled to rely on such certificate in order to disregard the votes of any of the parties mentioned above.

12.8 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustees may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof. Any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Units, except to the extent that the transferee of those Units produces properly endorsed Unit Certificates or otherwise establishes that he or she owns the Units, and demands, not later than 10 days before the meeting that his or her name be included in the list of Unitholders before the meeting, in which case the transferee will be entitled to vote his or her Units at the meeting. In the event that the Trustees do not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.2.

12.9 Appointment of Inspector

The Trustees shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 25% of the Units then outstanding for the purpose of considering the appointment of an Inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Fund. An Inspector may be appointed for such purpose, at the expense of the Fund, at such meeting by a resolution approved by a majority of the votes cast at the meeting.

12.10 Resolutions in Writing

Notwithstanding any other provision of this Deed of Trust, a resolution in writing executed by Unitholders holding more than 66 2/3% of the outstanding Units at any time shall be as valid and binding for all purposes of this Deed of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Sections 12.5 or 12.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

ARTICLE XIII
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

13.1 Nature of Units

(a) The provisions of this Article XIII shall not in any way alter the nature of Units or the relationships of a Unitholder to the Trustees and of one Unitholder to another

but are intended only to facilitate the issuance of certificates evidencing the ownership of Units and the recording of all transactions in respect of Units and Unit Certificates whether by the Fund, securities dealers, stock exchanges, transfer agents, registrars or other persons. The Units shall be issued in the form of the Unit Certificate. A Global Unit Certificate (a "**Global Unit Certificate**") may be issued in the name of and deposited by the Transfer Agent with, or on behalf of, CDS or a successor (collectively, the "**Depository**"), as custodian of such Global Unit Certificate and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Units represented by a Global Unit Certificate will be entitled to a certificate or other instrument from the Fund or the Depository evidencing that purchaser's ownership thereof except in the circumstances where the Depository resigns or is removed from its responsibilities as depository and the Trustee is unable or does not wish to locate a qualified successor. Beneficial interests in a Global Unit Certificate will be represented only through the Book-Entry System. Transfers of Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(b) All references herein to actions by, notices given or payments made to Unitholders shall, where such Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Units outstanding, such direction or consent may be given by Unitholders acting through the Depository and the CDS Participants owning Units evidencing the requisite percentage of the Units. The rights of a Unitholder whose Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such Unitholders and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustee may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective Unitholders and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(c) For so long as Units are held through the Depository, if any notice or other communication is required to be given to Unitholders, the Trustees and the Transfer Agent will give all such notices and communications to the Depository

(d) If the Depository resigns or is removed from its responsibilities as depository and the Trustee is unable or does not wish to locate a qualified successor, the Depository shall surrender the Global Unit Certificate to the Transfer Agent with instructions from the Depository for registration of Units in the name and in the amounts specified by the Depository and the Fund shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Units then outstanding in the form of definitive Unit Certificates representing such Units.

13.2 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustees.

(b) Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Unit Certificates shall:

(i) be in the English language and may also be in the French language;

(ii) be dated as of the date of issue thereof; and

(iii) contain such distinguishing letters and numbers as the Trustees shall prescribe.

(d) In the event Unit Certificates are also in the French language and any provision of the Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Unit Certificate shall be signed on behalf of the Trustees and the Transfer Agent of such Units. Signatures of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually.

13.3 Contents of Unit Certificates

Until otherwise determined by the Trustees, each Unit Certificate shall legibly set forth on the face thereof, *inter alia*, the following:

(a) the name of the Fund and the words "A trust created under the laws of the Province of Alberta by a Deed of Trust dated as of January 16, 2003" or words of like effect;

(b) the name of the person to whom the Unit Certificate is issued as Unitholder;

(c) the number of Units represented thereby and whether or not the Units represented thereby are fully paid;

(d) that the Units represented thereby are transferable;

(e) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Deed of Trust, which Deed of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Deed of Trust. A copy of the Deed of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Fund" or words of like effect; and

(f) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

Until otherwise determined by the Trustees, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(g) "The Deed of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Fund or the obligations or the affairs of the Fund and all such persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Fund only shall be subject to levy or execution", or words of like effect; and

(h) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

13.4 Register of Unitholders

Registers for the Units shall be kept at the principal corporate trust office in Calgary, Alberta of the Transfer Agent, which registers shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates representing such Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustees may from time to time designate. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustees shall have the right to treat the person registered as a Unitholder on the register of the Fund as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

13.5 Limitation on Non-Resident Ownership

At no time may non-residents of Canada within the meaning of the Tax Act be the beneficial owners of more than 49% of the Units and the Trustees shall inform each Transfer Agent of this restriction. The Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of the Units are resident. If the Transfer Agent becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the Transfer Agent may make a public announcement thereof and shall not accept a subscription for such Units from or issue or register a transfer of such Units to a person unless the Person provides a declaration in form and content satisfactory to the Trustees that the Person is not a non-resident. If notwithstanding the foregoing, the Transfer Agent determines that more than 49% of the Units are held by non-residents, the Transfer Agent may send a notice to non-resident holders of the Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the

Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not non-residents within such period, the Trustees may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale the affected holders shall cease to be holders of the relevant Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units. The Fund may direct the Transfer Agent to do any of the foregoing. No liability shall accrue to the Fund or the Trustees if the Units of non-resident Unitholders are sold at a loss to such Unitholder. Unless and until the Trustees shall have been required to do so under the terms hereof, the Trustees shall not be bound to do or take any proceeding or action with respect to this Section 13.5 by virtue of the powers conferred on them hereby. The Trustees shall not be deemed to have notice of any violation of this Section 13.5 unless and until they have been given written notice of such violation and shall act only as required by this Deed once an indemnity is provided. The Trustees shall not be required to actively monitor the foreign holdings of the Fund. It is acknowledged that the Trustees cannot monitor the non-resident holders of the Units if the Units are registered in the name of CDS. The Trustees shall not be liable for any violation of the non-resident ownership restriction which may occur during the term of the Fund.

13.6 Transfer of Units

(a) Subject to the provisions of this Article XIII, the Units shall be fully transferable without charge as between Persons, but no transfer of Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustees, the Fund or the Transfer Agent. No transfer of a Unit shall be recognized unless such transfer is of a whole Unit.

(b) Subject to the provisions of this Article XIII, Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Fund or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agent. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Units shall be issued to the transferee and a new certificate for the balance of Units not transferred shall be issued to the transferor.

(c) Any Person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustees or the Transfer Agent and delivery of the existing certificate to the Trustees or the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes

whether or not the Trustees or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Unit Certificates representing any number of Units may be exchanged without charge for Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Fund or the Transfer Agent where registers are maintained for Unit Certificates pursuant to the provisions of this Article XIII. Any Unit Certificates tendered for exchange shall be surrendered to the Trustees or appropriate Transfer Agent and then shall be cancelled.

13.7 Units Held Jointly or in a Fiduciary Capacity

The Trustees may treat two or more persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Fund, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

13.8 Performance of Fund

The Trustees and the Unitholders shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

13.9 Lost Certificates

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustees or the Transfer Agent may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustees or the Transfer Agent may in their or its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees or the Transfer Agent may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Fund a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees or the Transfer Agent may direct indemnifying the Fund and the Transfer Agent for so doing.

13.10 Death of a Unitholder

The death of a Unitholder during the continuance of the Fund shall not terminate the Fund or any of the mutual or respective rights and obligations created by or arising under this

Deed of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustees or the Fund Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Deed of Trust.

13.11 Unclaimed Interest or Distribution

In the event that the Trustees shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the public trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.

13.12 Offers for Units

(a) In this Section 13.12:

(i) **"Affiliate"** and **"Associate"** shall have their respective meanings set forth in the *Securities Act* (Alberta);

(ii) **"Dissenting Unitholder"** means a Unitholder who does not accept an Offer referred to in subsection (b) below and includes any assignee of the Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Deed of Trust;

(iii) **"Offer"** means an offer to acquire all of the outstanding Units where, as of the date of the offer to acquire, the Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units;

(iv) **"offer to acquire"** includes an acceptance of an offer to sell;

(v) **"Offeror"** means a Person, or two or more Persons acting jointly or in concert, who make an Offer;

(vi) **"Offeror's Notice"** means the notice described in subsection (c) below;

(vii) **"Offeror's Units"** means Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror;

(b) If an Offer for all of the outstanding Units (other than Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and by such Offer, the Offeror agrees to be bound by the provisions of this Article XIII and:

(i) within the time provided in the Offer for its acceptance or within 60 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections (c) and (e) below;

the Offeror shall be entitled to acquire, and the Dissenting Unitholders shall be required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Units held by Dissenting Unitholders pursuant to subsection (b) above, and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Units, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Unit Certificate(s) representing Units to the Fund within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection (c) above shall, within 21 days after the sending of the Offeror's Notice, send his or her Unit Certificate(s) representing Units to the Fund, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection (c) above, the Offeror shall pay or transfer to the Trustees, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection (b) above.

(f) The Trustees, or the person directed by the Trustees, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection (e) above. The Trustees, or such persons, shall deposit cash in a

separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection (c) above, the Trustees, if the Offeror has complied with subsection (e) above, shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustees' opinion may be necessary or desirable to cause the transfer of the relevant Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection (d) above the consideration to which such Dissenting Unitholder is entitled under this Section 13.12; and

(iii) send to each Dissenting Unitholder who has not complied with subsection (d) above a notice stating that:

(A) his or her Units have been transferred to the Offeror;

(B) the Trustees or some other person designated in such notice are holding in trust the consideration for such Units; and

(C) the Trustees, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholders Certificate(s) or such other documents as the Trustees or such other person may require in lieu thereof;

and the Trustees are hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to applicable law, an Offeror cannot make an Offer for all of the outstanding Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Fund.

13.13 Power of Attorney

Each Unitholder hereby grants to the Trustees and each of them, their successors and assigns, a power of attorney constituting the Trustees, and each of them, with full power of substitution, as his or her true and lawful attorney to act on his or her behalf, with full power and authority in his or her name, place and stead, to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Deed of Trust, any amendment to this Deed of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Fund as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Fund as authorized in this Deed of Trust;

(c) all conveyances and other documents required in connection with the dissolution or liquidation of the Fund in accordance with the terms of this Deed of Trust; and

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Fund or of a Unitholder's interest in the Fund.

The power of attorney granted herein is irrevocable and will survive the death, disability or bankruptcy of the Unitholder or the assignment by the Unitholder of all or part of his or her interest in the Fund and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE XIV
TERMINATION

14.1 Term of Fund

Subject to the other provisions of this Deed of Trust, the Fund shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003. For the purpose of terminating the Fund by such date, the Trustees shall commence to wind-up the affairs of the Fund on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Fund.

14.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution to terminate the Fund at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Fund, following which the Trustees shall commence to wind-up the affairs of the Fund. Such Special Resolution may contain such directions to the Trustees as the Unitholders determine, including a direction to distribute the Securities held by the Fund, or all of them, *in specie*. Following such approval by Special Resolution, the Trustees shall commence to wind up the affairs of the Fund as soon as may be reasonably practicable.

14.3 Automatic Termination

If the Fund ceases to hold any Fund Assets for any reason, the Trustees shall thereupon commence to wind-up the affairs of the Fund.

14.4 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Fund, the Trustees shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the Fund shall be closed.

14.5 Powers of the Trustees Upon Termination

After the date on which the Trustees are required to commence to wind-up the affairs of the Fund, the Trustees shall carry on no activities except for the purpose of winding-up the affairs of the Fund as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Deed of Trust.

14.6 Sale of Investments

After the date referred to in Section 14.4, the Trustees shall proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, sell and convert into money the Securities and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 14.2). If the Trustees are unable to sell all or any of the Securities or other assets which comprise part of the Fund Assets by the date set for termination, the Trustees may distribute the remaining Securities or other assets directly to the Unitholders in accordance with their *pro rata* share.

14.7 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Securities and other assets together with any cash forming part of the Fund Assets among the Unitholders in accordance with their *pro rata* share.

14.8 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in Section 14.4, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their *pro rata* share of the remaining Fund Assets, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into Court.

14.9 Responsibility of the Trustees after Sale and Conversion

The Trustees shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Fund Assets after the date referred to in Section 14.4 and, after such sale, the sole obligation of the Trustees under this Deed of Trust shall be to hold such proceeds in trust for distribution under Section 14.7.

ARTICLE XV
SUPPLEMENTAL DEEDS

15.1 Provision for Supplemental Deed for Certain Purposes

The Trustees may, without approval of the Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver deeds or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Deed of Trust in the circumstances set forth in Section 11.1 where the Trustees may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Deed of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Units as required under the terms of this Deed.

ARTICLE XVI
GENERAL

16.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Deed of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of *The Globe and Mail* or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any written notice or written communication given to the Trustees shall be addressed to the Trustees at the head office of the Fund and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or

other communication shall be given by personal delivery or by fax or other means of prepaid, transmitted or recorded communication.

16.2 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

16.3 Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

16.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

16.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and without any fee, from the head office of the Fund a copy of this Deed of Trust and any amendments thereto relating to Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustees a statutory declaration stating the name and address of the person requiring the Trustees to furnish the list of Unitholders and, if the person is a body corporate, the address for service thereof, and that the list will not be used except in connection with (a) an effort to influence the voting of the Unitholders, (b) an offer to acquire Units, or (c) any other matter relating to the Units or the affairs of the Trust, obtain a list of the Unitholders for purposes connected with the Fund.

16.6 Income Tax: Obligations of the Trustees

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the Tax Act (including any obligations of the Fund under Part XIII of the said Act) and neither the Fund nor the Trustees shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustees consistent with any such obligations or responsibilities.

16.7 Income Tax: Election

In respect of the first taxation year of the Fund, the Fund shall elect pursuant to subsection 132(6.1) of the Tax Act that the Fund be deemed to be a mutual fund trust for the entire year.

16.8 Income Tax: Deductions

The Trustees shall claim the maximum deductions available to the Fund or such lesser amounts as the Trustees may determine to be in the best interests of the Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of the Fund to nil.

16.9 Fiscal Year

The fiscal year of the Fund shall end on December 31 of each year.

16.10 Financial Disclosure

The Fund will send to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders and within 140 days of the end of each fiscal year of the Fund, the annual consolidated financial statements of the Fund for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

(b) within 60 days after the end of each fiscal quarter of the Fund (other than the fourth quarter of each year), unaudited quarterly consolidated financial statements of the Fund for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.11 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustees will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by applicable law and this Deed of Trust.

16.12 Taxation Information

Within the time required under the Tax Act, the Fund will provide to Unitholders who received distributions from the Fund in the prior calendar year, such information and forms as may be needed by such Unitholders in order to complete their tax returns in respect of the prior calendar year under the Tax Act and equivalent provincial legislation in Canada.

16.13 Power of Attorney to Newalta

The Trustees hereby grant to Newalta a power of attorney constituting Newalta, with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust in connection with any offering of Units including, without limitation, to execute on the Trust's behalf, any preliminary prospectus, final prospectus, agency agreement and/or underwriting agreement.

16.14 Execution of Instruments

Any two Trustees shall have the authority to sign in the name of and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the foregoing shall not limit in any way the power of the Trustees to delegate to any person or persons the authority to sign in the name of and on behalf of the Trust any specific instrument or instruments in writing or instruments in writing generally.

ARTICLE XVII
AUDITORS

17.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

17.2 Appointment of Auditors

Deloitte & Touche, LLP, Chartered Accountants are appointed as the auditors of the Fund, to hold such office until the first annual meeting of the Unitholders. The Auditors will be selected at each succeeding annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Trustees.

17.3 Change of Auditors

The Auditors may at any time be removed by the Trustees with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

17.4 Reports of Auditors

The Auditors shall audit the accounts of the Fund at least once in each year and a report of the Auditors with respect to the annual financial statements of the Fund shall be provided to each Unitholder with the annual financial statements referred to in Section 16.10.

ARTICLE XVIII
MISCELLANEOUS

18.1 Successors and Assigns

The provisions of this Deed of Trust shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

18.2 Counterparts

This Deed of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.3 Severability

If any provision of this Deed of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Deed of Trust in any jurisdiction.

IN WITNESS WHEREOF the Initial Trustees and the Settlor have executed this Deed of Trust effective this 16th day of January, 2003.

(signed)	(signed) *Alan P. Cadotte*
Witness	**ALAN P. CADOTTE**
(signed)	(signed) *R. Vance Milligan*
Witness	**R. VANCE MILLIGAN**
(signed)	(signed) *Felix Pardo*
Witness	**FELIX PARDO**
(signed)	(signed) *Richard H. Pinder*
Witness	**RICHARD H. PINDER**
(signed)	(signed) *Clayton H. Riddell*
Witness	**CLAYTON H. RIDDELL**
(signed)	(signed) *Ronald L. Sifton*
Witness	**RONALD L. SIFTON**
(signed)	(signed) *Barry D. Stewart*
Witness	**BARRY D. STEWART**
(signed)	(signed) *J. Craig Wilkie*
Witness	**J. CRAIG WILKIE**, as Settlor

NEWALTA ACQUISITION CORPORATION

- and -

NEWALTA INCOME FUND

ADMINISTRATION AGREEMENT

January 16, 2003

TABLE OF CONTENTS

ARTICLE 1. INTERPRETATION 1

1.1 DEFINITIONS 1
1.2 ADDITIONAL DEFINITIONS 4
1.3 HEADINGS FOR REFERENCE ONLY 4
1.4 INTERPRETATION 4
1.5 TAX ACT 4
1.6 CURRENCY 4
1.7 LIABILITY OF ADMINISTRATOR 4
1.8 GENERAL LIMITATION OF LIABILITY AND INDEMNIFICATION 5

ARTICLE 2. SERVICES 5

2.1 ADMINISTRATIVE AND ADVISORY SERVICES 5
2.2 COVENANTS OF THE ADMINISTRATOR 7
2.3 ADMINISTRATOR'S ACKNOWLEDGMENT 7
2.4 NON-RESIDENT UNITHOLDERS 7
2.5 INITIAL INVESTMENTS AND SUBSEQUENT INVESTMENTS BY THE FUND 8
2.6 AUTHORITY OF ADMINISTRATOR 8
2.7 POWERS AND AUTHORITIES OF THE ADMINISTRATOR 8
2.8 EXECUTION OF DOCUMENTS 8

ARTICLE 3. EXPENSES 10

3.1 EXPENSE REIMBURSEMENT 10
3.2 PAYMENT OF GST 10
3.3 FAILURE TO PAY WHEN DUE 10
3.4 NO FEE 10

ARTICLE 4. FINANCIAL STATEMENTS AND RECORDS 10

4.1 BOOKS AND RECORDS 10
4.2 EXAMINATION OF RECORDS 11
4.3 COMPLIANCE 11

ARTICLE 5. OBLIGATIONS AND COVENANTS OF THE FUND 11

5.1 OBLIGATIONS AND COVENANTS OF THE FUND 11

ARTICLE 6. ACTIVITIES OF ADMINISTRATOR 12

6.1 STANDARD OF CARE AND DELEGATION 12
6.2 RELIANCE 12
6.3 NO LIABILITY FOR ADVICE 13
6.4 OTHER ACTIVITIES OF THE ADMINISTRATOR 13
6.5 ADDITIONAL INFORMATION 13
6.6 CONFIDENTIALITY 14

ARTICLE 7. INDEMNIFICATION 14

7.1 INDEMNIFICATION OF THE ADMINISTRATOR 14
7.2 INDEMNIFICATION OF THE FUND AND THE TRUSTEES 14

ARTICLE 8. TERM AND TERMINATION 15

8.1 TERM 15
8.2 AUTOMATIC RENEWAL 15
8.3 EFFECT OF TERMINATION 15
8.4 DEFAULT UPON INSOLVENCY OR BANKRUPTCY 16
8.5 DEFAULT UPON MATERIAL BREACH 16
8.6 PAYMENT 16
8.7 CONTINUING OBLIGATIONS 17

ARTICLE 9. FORCE MAJEURE 17

9.1 CONSEQUENCES OF FORCE MAJEURE 17
9.2 NOTICE 17

ARTICLE 10. RESOLUTION OF DISPUTES AND ARBITRATION 18

10.1 DISPUTE 18
10.2 ARBITRATION 18
10.3 CONTINUED PERFORMANCE 19

ARTICLE 11. MISCELLANEOUS 19

11.1 NO PARTNERSHIP, JOINT VENTURE OR TRUST 19
11.2 AMENDMENTS 19
11.3 ASSIGNMENT 19
11.4 SEVERABILITY 20
11.5 NOTICES 20
11.6 GOVERNING LAW 20
11.7 FURTHER ASSURANCES 21
11.8 TIME OF ESSENCE 21
11.9 ENTIRE AGREEMENT 21
11.10 ENUREMENT 21

ADMINISTRATION AGREEMENT

THIS AGREEMENT made as of the 16th day of January, 2003

BETWEEN:

NEWALTA ACQUISITION CORPORATION, a corporation incorporated under the laws of the Province of Alberta (the "**Administrator**")

OF THE FIRST PART

- and -

NEWALTA INCOME FUND, a trust settled under the laws of the Province of Alberta pursuant to a deed of trust dated January 16, 2003, as may be amended from time to time (the "**Fund**")

OF THE SECOND PART

WHEREAS the Fund wishes to retain the Administrator to provide certain administrative and advisory services (the "**Administrative Services**") in connection with the Fund and the Units;

AND WHEREAS the Administrator is willing to render the Administrative Services on the terms and conditions hereinafter set forth;

AND WHEREAS Newalta Acquisition Corporation expects to amalgamate with Newalta Corporation on the Effective Date pursuant to the Arrangement;

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1.
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

(a) "**Administrator**" means Newalta Acquisition Corporation and the corporation resulting from the amalgamation of Newalta Acquisition Corporation and Newalta pursuant to the Arrangement;

(b) "**affiliate**" has the meaning attributed thereto in the *Securities Act* (Alberta);

(c) "**Agreement**" means this administration agreement, as amended, restated or modified from time to time;

(d) "**Applicable Laws**" means any applicable law including any statute, regulation, bylaw, treaty, guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award, decree or resolution of any Governmental Entity, whether or not having the force of law, binding on or applicable to any of the Parties hereto;

(e) "**Arrangement**" means the arrangement under Section 193 of the *Business Corporations Act* (Alberta) involving, among other things, the acquisition of all of the shares of Newalta by the Fund, as more particularly set forth in the Plan of Arrangement;

(f) "**associate**" has the meaning attributed thereto in the *Securities Act* (Alberta);

(g) "**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in the City of Calgary, in the Province Alberta;

(h) "**Deed of Trust**" means the Deed of Trust made the 16th day of January, 2003 among the trustees of the Fund and J. Craig Wilkie;

(i) "**Effective Date**" means the date shown on the certificate to be issued by the Registrar of Corporations (Alberta) pursuant to subsection 193(11) of the *Business Corporations Act* (Alberta) in connection with the Arrangement;

(j) "**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, by the exercise of due diligence the Party claiming Force Majeure is unable to prevent or overcome, including, acts of God, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any Governmental Entity (so long as the Party claiming Force Majeure has not applied for or assisted in the application for, and has opposed where and to the extent possible, such action or restraint by such Governmental Entity); provided, however, that a Party's own lack of funds shall not constitute "Force Majeure" in respect of such Party;

(k) "**Fund**" means Newalta Income Fund, a trust constituted by the Deed of Trust;

(l) "**Fund Expenses**" means all reasonable out-of-pocket expenses incurred by the Administrator in connection with carrying out its duties and obligations hereunder, including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering the services to be performed hereunder and/or management fees paid to management entities which may be engaged to provide such services, together with all expenses assumed pursuant to Section 3.1;

(m) "**Governmental Entity**" means any:

(i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(ii) any subdivision, agent, commission, board or authority of any of the foregoing; or

(iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(n) "**Newalta**" means Newalta Corporation and, as the context requires, its direct and indirect wholly-owned subsidiaries;

(o) "**Parties**" means the Administrator and the Fund, and their respective permitted successors and assigns and "**Party**" means any one of them;

(q) "**Person**" means any natural person, corporation, division of a corporation, partnership, trust, joint venture (which includes a co-ownership), association, company, estate, unincorporated organization or government or Governmental Entity;

(r) "**Plan of Arrangement**" means the plan of arrangement set forth as Schedule 1 to the Arrangement Agreement dated January 16, 2003 between Newalta, the Administrator and the Fund pursuant to which such parties have proposed to implement the Arrangement;

(s) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c. 1 and the regulations promulgated thereunder;

(t) "**Tribunal**" means:

(i) any court (including a court of equity);

(ii) any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(iii) any securities commission, stock exchange or other regulatory or self-regulatory body;

(iv) any board of trade, chamber of commerce or other business or professional organization or association;

(v) any arbitrator or arbitration tribunal; and

(vi) any other tribunal.

(u) "**Trustees**" means the trustees of the Fund;

(v) "**Unit**" means a trust unit of the Fund, each such unit representing an equal undivided beneficial interest therein; and

(w) "**Unitholders**" means the holders from time to time of the Units.

1.2 Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Deed of Trust have the same meanings ascribed thereto in the Deed of Trust.

1.3 Headings for Reference Only

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Interpretation

In this Agreement, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; and words importing a gender shall include the feminine, masculine and neuter genders. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.5 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have been publicly announced by the Minister of Finance but which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Administrator may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.6 Currency

All dollar amounts referred to in this Agreement are in lawful money of Canada.

1.7 Liability of Administrator

The Administrator shall be liable to the Fund for any loss occasioned by any breach by it of the standard of care and duty prescribed by Section 6.1.

1.8 General Limitation of Liability and Indemnification

The Parties hereto acknowledge that the Trustees are entering into this Agreement solely in their capacities as Trustees, on behalf of the Fund, and the obligations of the Fund hereunder shall not be personally binding upon the Trustees, any registered or beneficial holder of Units or any beneficiary under a plan of which a holder of Units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, including, without limitation, claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the Fund Assets as defined in the Deed of Trust.

ARTICLE 2.
SERVICES

2.1 Administrative and Advisory Services

Subject to and in accordance with the terms, conditions and limitations of the Deed of Trust, the Trustees, for and on behalf of the Fund, hereby delegate to the Administrator, and the Administrator hereby agrees to be responsible for, the management and general administration of the affairs of the Fund, including, without limitation, the following:

(a) undertaking any matters required by the terms of the Deed of Trust to be performed by the Trustees, which are not otherwise delegated therein or herein;

(b) keeping and maintaining at its offices in Calgary, Alberta all books, records and amounts outstanding with respect to all receipts, disbursements and investments relating to the Fund Assets;

(c) preparing all returns, filings and documents and making all determinations necessary for the discharge of the Trustees' obligations under the Deed of Trust;

(d) providing the Unitholders with annual audited and interim unaudited financial statements of the Fund, as well as relevant tax information;

(e) submitting all income tax returns and filings to the Trustees in sufficient time prior to the dates upon which they must be filed so that the Trustees have a reasonable opportunity to review them, execute them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(f) ensuring compliance by the Fund with all applicable securities legislation and stock exchange requirements including without limitation, continuous disclosure obligations;

(g) preparing and approving on behalf of the Fund any circular or other disclosure document required under applicable securities legislation in response to an offer to purchase Units;

(h) providing investor relations services to the Fund;

(i) providing, for performing its obligations hereunder, office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

(j) calling and holding all annual and/or special meetings of Unitholders pursuant to Article XII of the Deed of Trust and preparing, approving and arranging for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(k) preparing and providing or causing to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Deed of Trust and under applicable laws and stock exchange requirements, including monthly and annual reports, notices, financial reports and tax information relating to the Fund;

(l) attending to all administrative and other matters arising in connection with any redemptions of Units;

(m) ensuring that the Fund elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of the Tax Act since inception, assuming the requirements for such election are met, monitoring the Fund's status as such a mutual fund trust and providing the Trustees with written notice when the Fund ceases or is at risk of ceasing to have such status;

(n) monitoring the investments of the Fund to ensure that the aggregate cost amount of the "foreign property" of the Fund does not exceed the limits prescribed in the Tax Act, the result of which would be to expose the Fund to Part XI tax under the Tax Act;

(o) determining the amount of Cash Flow of the Fund, Distributable Cash Flow, Income of the Fund, Net Realized Capital Gains and Redemption Price pursuant to the Deed of Trust and arranging for distributions to Unitholders of distributions properly payable by the Fund pursuant to Article V of the Deed of Trust;

(p) determining the timing and terms of future offerings of Units, if any;

(q) obtaining and maintaining appropriate liability insurance for the benefit of the Trustees;

(r) preparing and approving any prospectus or comparable documents of the Fund to qualify the sale of securities from time to time;

(s) promptly notifying the Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund; and

(t) generally providing all other services as may be necessary or as requested by the Trustees of the Fund, for the administration of the Fund.

2.2 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of the Administrative Services under this Agreement it shall:

(a) perform all services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustees in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of the Fund in every material respect the provisions of:

(i) the agreements from time to time entered into in connection with the activities of the Fund; and

(ii) all Applicable Laws.

2.3 Administrator's Acknowledgment

The Administrator acknowledges that it has received a copy of the Deed of Trust and is familiar with and understands the duties of the respective Parties thereto, including those duties of the Trustees which are being delegated to the Administrator under this Agreement.

2.4 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of holders of Units. If, at any time, the Administrator is of the opinion that the Trustees should require declarations as to the residence status of holders of Units under Section 13.5 of the Deed of Trust, it shall so advise the Trustees and provide the form of the declaration therefor to the Trustees. If, in the reasonable opinion of the Administrator, the beneficial owners of 49% or more of the Units then outstanding (as that term is used in the Deed of Trust) are or may be non-residents of Canada within the meaning of the Tax Act or such a situation is imminent, it shall so advise the Trustees and provide the Trustees with an announcement thereof in a form suitable for use by the Trustees pursuant to Section 13.5 of the Deed of Trust. If the Administrator reasonably believes that 49% or more of the Units are held by non-residents of Canada, it shall prepare and furnish to the Trustees notices to the non-resident holders of Units, requiring them to sell their trust units, or a specified portion thereof, within a specified period of time of not more than 60 days, in accordance with Section 13.5 of the Deed of Trust. The Trustees shall provide,

or cause to be provided, to the Administrator such information regarding the residence status of holders of trust units and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, and the Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section.

2.5 Initial Investments and Subsequent Investments by the Fund

The Administrator shall make investments in accordance with the provisions of the Deed of Trust.

2.6 Authority of Administrator

Subject to Section 2.8, any direction of the Trustees from time to time and the terms of the Deed of Trust, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licenses, and other documents and agreements to make applications and filings with Governmental Entities and to take such other actions as the Administrator considers necessary or appropriate in connection with the affairs of the Fund in the name of and on behalf of the Fund and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Deed of Trust or take any action required to be taken by the Trustees under the Deed of Trust or take any action requiring approval of the Trustees without such approval having been given.

2.7 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this Agreement and the Deed of Trust, all requisite powers and authorities, during the term of this Agreement, to provide the Administrative Services to the Fund.

2.8 Execution of Documents

(a) The Administrator may execute any document required to be executed on behalf of the Fund as follows or in such other manner as the Administrator may determine acting reasonably:

NEWALTA INCOME FUND
by its Administrator
NEWALTA ACQUISITION CORPORATION

Per: ______________________________
Authorized Signatory

or

Newalta Acquisition Corporation
as agent for and on behalf of
NEWALTA INCOME FUND

Per: ______________________________
Authorized Signatory

(b) The Administrator may execute any document required to be executed on behalf of the Fund in connection with a prospectus as follows or in such other manner as the Administrator may determine acting reasonably:

NEWALTA INCOME FUND
by Newalta Acquisition Corporation,
as Administrator

Per: ______________________________
Authorized Signatory

All reasonable efforts shall be made to ensure that every contract entered into on behalf of the Fund by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> "The parties hereto acknowledge that [the Administrator] is entering into this Agreement solely on behalf of [the Fund] and the obligations of [the Fund] hereunder shall not be personally binding upon any of the [Trustees], [the Administrator], any registered or beneficial holder of Units or any beneficiary under a plan of which a holder of Units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the "Fund Assets" as defined in the Deed of Trust of [the Fund] made the 16th day of January, 2003, as amended from time to time."

This provision shall be held in trust and be enforced by the Administrator for the benefit of the Unitholders and beneficiaries. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustees, the Administrator, any Unitholder or any beneficiary.

ARTICLE 3.
EXPENSES

3.1 Expense Reimbursement

The Administrator shall be reimbursed for all Fund Expenses incurred by the Administrator in carrying out its obligations or duties under this Agreement. The Administrator shall calculate the Fund Expenses for each month and by the 15th day of the month following the end of such month shall invoice the Fund in respect thereof by setting out the details of the services provided by the Administrator and the Fund Expenses and GST incurred by the Administrator pursuant to this Agreement. Such amounts shall be payable by the Fund not later than 30 days after such month. The Parties agree that the Fund Expenses shall be treated for tax purposes as costs and expenses of the Party on whose behalf they were incurred, except as otherwise required by Applicable Law.

3.2 Payment of GST

Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "**GST**") and the Administrator shall be paid by the Trustees, on behalf of the Fund, in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto and such amounts shall be included and separately identified by the Administrator in the invoice described in Section 3.1 hereto.

3.3 Failure to Pay When Due

Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment), at a rate per annum equal to the prime rate charged by the Fund's principal banker plus 1% per annum from the date payment is due until the date payment is made.

3.4 No Fee

The Administrator shall not be entitled to the payment of a fee for the services provided by the Administrator to the Fund hereunder.

ARTICLE 4.
FINANCIAL STATEMENTS AND RECORDS

4.1 Books and Records

The Administrator shall keep proper books, records and accounts in which full, true and correct entries in conformity with Canadian generally accepted accounting principles and all requirements of Applicable Laws will be made of all dealings and transactions in relation to the activities of the Fund and the performance of the Administrative Services under this Agreement at the Administrator's head office in the Province of Alberta.

4.2 Examination of Records

The Administrator shall make available to the Trustees and their authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Fund, wherever maintained. The Administrator shall permit the Trustees and their authorized representatives at any time during normal business hours on a Business Day to examine the books, records, drawings, computer-stored data, correspondence, accounting procedures and practices, cost analyses and any other supporting financial data, including invoices, payments or claims and receipts pertaining to the activities of the Fund maintained by the Administrator at its head office. Any examination at the Administrator's head office shall be conducted in a manner which will not unduly interfere with the conduct of the Administrator's business in the ordinary course. The Administrator shall furnish to the Trustees or their authorized representatives such financial and operating data and other information with respect to the activities of the Fund as the Trustees or their authorized representatives shall from time to time reasonably request.

4.3 Compliance

The Administrator shall deliver to the Trustees within 120 days after the end of each fiscal year a certificate signed on behalf of the Administrator by the chief executive officer and the chief financial officer of the Administrator stating that a review of the activities of the Administrator and the Fund during the preceding fiscal year has been made under the supervision of such officers and that, based on that review and their best knowledge, the Administrator has fulfilled all of its obligations, and complied with all of the terms of, this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year.

ARTICLE 5.
OBLIGATIONS AND COVENANTS OF THE FUND

5.1 Obligations and Covenants of the Fund

The Fund shall:

(a) grant access or cause access to be granted to the Administrator to the information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known pending or threatened suits, actions, claims, proceedings or orders by or against the Fund or any of its affiliates before any court or administrative tribunal.

ARTICLE 6.
ACTIVITIES OF ADMINISTRATOR

6.1 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Fund and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent administrator having responsibilities of a similar nature would exercise in comparable circumstances.

(b) Subject to the prior approval of the Trustees of the delegation of any material obligations, which approval will not be unreasonably withheld, the Administrator may delegate specific aspects of its obligations hereunder to any other Person, provided that such delegation shall not relieve the Administrator of any of its obligations under this Agreement.

(c) Notwithstanding Section 6.1(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any Person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with this Section 6.1. Where possible, the Administrator will structure any delegation in a manner that will permit the Trustees on behalf of the Fund to bring an action directly against the delegatee.

6.2 Reliance

In carrying out its duties hereunder, provided the Administrator has acted in accordance with the standard of care set out in Section 6.1(a) hereof, the Administrator and its delegates shall be entitled to rely on:

(a) statements of fact of other Persons (any of which may be Persons with whom the Administrator is affiliated or associated) who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

(b) statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such Person to provide such statements, opinion, advice or information; and may employ such experts as may be necessary to the proper discharge of its duties.

The Administrator may rely, and shall be protected in acting, upon any instrument or other documents reasonably believed by it to be genuine and in force.

6.3 No Liability for Advice

The Administrator shall not be liable, answerable or accountable to the Fund, the Trustees or any Unitholder for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful default or gross negligence of the Administrator in performing its obligations hereunder.

6.4 Other Activities of the Administrator

(a) The Trustees acknowledge that the Administrator or affiliates or associates of the Administrator are engaged in or may become engaged in a variety of other businesses. The Trustees acknowledge and consent to any and all such activities and agree that nothing herein shall prevent the Administrator or any of its affiliates or associates or any of their respective officers, directors or employees from having other business interests, even though such business interests may be similar to or competitive with the affairs of the Fund or its subsidiaries and the Administrator and its affiliates and associates shall not be obligated to offer any business opportunities to the Fund or its subsidiaries. The Administrator and its affiliates and associates and their respective directors, officers and employees shall have the right independently to engage in and receive the full benefits from business activities whether or not similar to or competitive with the affairs of the Fund or its subsidiaries, without consulting the Fund.

(b) In the event of any conflict of interest between the Administrator acting in the capacity set out in Section 6.4(a) above and the Fund in respect of any matter, the Administrator shall give prompt written notice to the Trustees prior to taking any action in respect of such matter setting forth the reason for such conflict. The Trustees shall take all such actions or make all such decisions relating to the matters giving rise to the conflict of interest.

6.5 Additional Information

The Trustees acknowledge that conducting the activities contemplated herein may have the incidental effect of providing additional information with respect to or augmenting the value of the assets in which the Administrator or its affiliates or associates have an interest and the Trustees agree that neither the Administrator nor its affiliates or associates shall be liable to account to the Trustees, the Fund or any Unitholder with respect to such activities or results; provided, however, that the Administrator shall not, in making any use of any such information, do so in any manner that the Administrator knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which the Trustees or the Fund are parties or are bound.

6.6 Confidentiality

Subject to Section 6.5, the Administrator shall not, without the prior written consent of the Fund, disclose to any third party any information about the Fund acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required to the following disclosure:

(a) information disclosed as required by law or the regulations, rules or policies of any stock exchange on which any Units are listed or as may be required by the regulations or policies of any Governmental Entity;

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Fund; or

(c) information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this section shall survive the termination of this Agreement.

ARTICLE 7.
INDEMNIFICATION

7.1 Indemnification of the Administrator

The Administrator and any Person who is serving or shall have served as a director, officer or employee of the Administrator shall be indemnified and saved harmless by the Fund from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any Person referred to in this Section 7.1 may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.2 Indemnification of the Fund and the Trustees

The Fund and the Trustees shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default or gross negligence of the Administrator in the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments,

fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Fund or the Trustees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

ARTICLE 8.
TERM AND TERMINATION

8.1 Term

Subject to Section 8.4, this Agreement shall continue in force for a period of 10 years from the Effective Date unless terminated earlier by the Fund, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 8.6.

8.2 Automatic Renewal

Subject to Section 8.4 and 8.5 and any earlier termination pursuant to Section 8.1, upon the expiry of the 10 year initial term of this Agreement provided pursuant to Section 8.1, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Fund's right of earlier termination on the same basis as provided in Section 8.1 and subject to Section 8.4 and thereafter automatically for such additional three year renewal terms upon the expiry of each preceding renewal term, all subject to Section 8.1 and subject to Section 8.4.

8.3 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith deliver to the Fund all books, records, accounts, documents, systems and manuals which it has developed and maintained relating to the Fund pursuant to this Agreement;

(b) forthwith pay to the Fund, or to the order of the Fund, all monies collected and held for the Fund pursuant to this Agreement, after deducting any reimbursement of expenses to which it is then entitled pursuant to Sections 3.1 and 8.6;

(c) so soon thereafter as is reasonably practicable, deliver to the Fund, or to the order of the Fund, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Fund; and

(d) forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustees all property and documents of the Fund then in the custody of the Administrator.

8.4 Default upon Insolvency or Bankruptcy

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustees to the other, as the case may be, in the event that:

(a) the Fund terminates or a decision of the Unitholders is made to terminate or wind-up the Fund;

(b) the Administrator or the Fund, as the case may be:

(i) institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii) consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

(iv) makes an assignment for the benefit of its creditors generally;

(c) a court having jurisdiction enters a decree or order adjudging the Administrator or the Fund, as the case may be, a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(d) any proceeding with respect to the Administrator is commenced under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors' Arrangement Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(e) any proceeding with respect to the Fund is commenced under the *Bankruptcy and Insolvency Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants.

8.5 Default upon Material Breach

Subject to Article 9, this Agreement shall be immediately terminable by written notice from the Administrator or the Trustees to the other, as the case may be, in the event that the other Party defaults (the "**Defaulting Party**") in the performance of a material obligation under this Agreement, which default is not remedied within 30 days after written notice thereof has been delivered to the Defaulting Party.

8.6 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 8.1 or 8.4, the Fund shall either pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into with the approval of the Fund in the

performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Fund) or, at the election of the Fund, assume the obligations of the Administrator under such contracts or any of them. Thereafter, from and after the effective date of termination of this Agreement, the Administrator shall not be entitled to any further reimbursement of out-of-pocket expenses but shall be reimbursed for all expenses incurred by it, prior to the effective date of termination.

8.7 Continuing Obligations

Notwithstanding termination of this Agreement, the Parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 9.
FORCE MAJEURE

9.1 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent that such obligations cannot be performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that the occurrence of an event of Force Majeure:

(a) affecting the Fund but not affecting the performance of the Administrator's obligations hereunder, shall not relieve the Fund of its obligation to make payments of the expenses of the Administrator; or

(b) affecting the Administrator but not affecting the performance of the Fund's obligations hereunder, shall not relieve the Fund of its obligation to make payments of the expenses of the Administrator incurred before the event of Force Majeure in respect of Administrative Services performed by the Administrator prior to such event of Force Majeure.

The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either Party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

9.2 Notice

Upon the occurrence of an event of Force Majeure, the non-performing Party:

(a) shall give the other Party prompt written notice of the particulars of the event of Force Majeure and its expected duration; and

(b) shall use its best efforts to remedy its inability to perform.

ARTICLE 10.
RESOLUTION OF DISPUTES AND ARBITRATION

10.1 Dispute

If any issue, controversy, dispute, claim, question or disagreement of any kind or nature (a "**Dispute**") between the Parties arises out of or in connection with this Agreement, the Parties shall seek to settle the Dispute.

10.2 Arbitration

Except as is expressly provided in this Agreement, if the applicable Parties do not reach a solution pursuant to Section 10.1 within a period of 60 days following the first notice of the Dispute by any Party to the other, then upon written notice by any Party to the other, the Dispute shall be finally settled by arbitration in accordance with the provisions of the *Arbitration Act* (Alberta), provided that the following rules and provisions shall apply to the arbitration proceeding:

(a) The arbitration tribunal shall consist of one arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree within 10 Business Days following delivery of the written notice to arbitrate, any Party may apply to a judge of the Court of Queen's Bench of Alberta to appoint an arbitrator. The arbitrator selected by the Court shall be from a list of two individuals independent of each Party which shall be submitted to the court by each Party. The arbitrator shall be qualified by education and training to pass upon the particular matter to be decided.

(b) The arbitrator shall be instructed that time is of the essence in the arbitration proceeding and that in any event, the arbitration award must if at all possible be made within 45 days of the submission of the Dispute to arbitration or as soon thereafter as possible.

(c) After written notice is given to refer any Dispute to arbitration, the Parties will meet within 15 Business Days of delivery of the notice and will negotiate in good faith any changes in these arbitration provisions or the rules of arbitration which are herein adopted or which may be prescribed by the *Arbitration Act* (Alberta), in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the Dispute and the values at risk.

(d) The arbitration shall take place in Calgary, Alberta.

(e) The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all related matters.

(f) Judgment upon any award may be entered in any Court having jurisdiction or application may be made to the Court for a judicial recognition of the award or an order of enforcement, as the case may be.

(g) All Disputes referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations, set-off claims, conflict of laws rules, tort claims and interest claims) shall be governed by the law of Alberta.

(h) The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs, or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise as required by law.

(i) The Parties agree that any fees charged by the arbitrator shall be shared equally by the Parties involved in the arbitration subject to any cost orders that the arbitrator may make.

10.3 Continued Performance

During the conduct of Dispute resolution procedures pursuant to this Article 10, the Parties shall continue to perform their respective obligations under this Agreement and neither Party shall exercise any other remedies to resolve such Dispute.

ARTICLE 11.
MISCELLANEOUS

11.1 No Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any Person, whether or not a Party, in connection with the discharge by the Administrator of such obligations.

11.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns.

11.3 Assignment

This Agreement may be assigned by any Party hereto only with the prior written consent of the other Party.

11.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

11.5 Notices

All notices required or permitted under this Agreement shall be in writing and may be given by delivering or faxing same during normal business hours to the addresses set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made and received on the day on which it was so faxed.

The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

To the Administrator:

Newalta Acquisition Corporation
Suite 1200, 333 – 11th Avenue S.W.
Calgary, Alberta T2R 1L9

Attention: President
Facsimile: (403) 265-5334

To the Fund:

Newalta Income Fund
Suite 1200, 333 – 11th Avenue S.W.
Calgary, Alberta T2R 1L9

Attention: Trustees
Facsimile: (403) 265-5334

11.6 Governing Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.

11.7 Further Assurances

Each Party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

11.8 Time of Essence

Time shall be of the essence in respect of this Agreement.

11.9 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

11.10 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

NEWALTA ACQUISITION CORPORATION

Per: (signed) *Alan P. Cadotte*
Alan P. Cadotte

Per: (signed) *Ronald L. Sifton*
Ronald L. Sifton

NEWALTA INCOME FUND
by its Trustees

For and on behalf of the Trustees

Per: (signed) *Alan P. Cadotte*
Alan P. Cadotte

Per: (signed) *Ronald L. Sifton*
Ronald L. Sifton

NOTE INDENTURE

between

NEWALTA ACQUISITION CORPORATION

and

VALIANT TRUST COMPANY

February 28, 2003

Providing for the issue of an unlimited principal amount of unsecured, subordinated

12½% Promissory Notes of Newalta Acquisition Corporation

due March 1, 2013

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION 2
1.1 Definitions 2
1.2 Meaning of "Outstanding" 6
1.3 Headings 7
1.4 Gender and Number 7
1.5 Currency 7
1.6 Governing Law 7
1.7 Day Not a Business Day 7
1.8 Accounting Principles 7
1.9 Per Annum Calculations 8
1.10 Interest Calculation 8
1.11 Language 8
ARTICLE 2 THE NOTES 8
2.1 Terms of Notes 8
2.2 Form and Signatures of Notes 9
2.3 Issue of Notes 10
2.4 Certification 10
2.5 Notes to Rank Pari Passu 10
2.6 Registration of Notes 10
2.7 Persons Entitled to Payment 11
2.8 Mutilation, Loss, Theft or Destruction 12
2.9 Exchanges of Notes 12
2.10 Transfer 13
2.11 Option of Holder as to Place of Payment 13
2.12 Trustee Not Bound to Make Enquiries 13
ARTICLE 3 EXTENSION AND REDEMPTION 13
3.1 Extension 13
3.2 Redemption of Notes; Notice to Trustee 14
3.3 Places of Payment 14
3.4 Notice of Redemption 14
3.5 Notes Due on Redemption Date 14
3.6 Deposit of Redemption Monies 15
3.7 Failure to Surrender Notes Called for Redemption 15
3.8 Less than all Notes Redeemed 15
3.9 Purchase of Notes 15
3.10 Cancellation of Purchased Notes 16
ARTICLE 4 SUBORDINATION OF THE NOTES 16
4.1 Agreement to Subordinate 16
4.2 Distribution on Insolvency or Winding-up 16
4.3 Subrogation of Notes 17
4.4 No Payment to Holders if Senior Indebtedness Due or in Default 18
4.5 Payment of Notes Permitted 19
4.6 Subordination Not to be Impaired 19
4.7 Obligations Created by Article 4 19
4.8 No Set-Off 20

4.9 Amendments to Indenture or Notes 20
4.10 Authorization of Holders to Trustee to Effect Subordination 20
ARTICLE 5 COVENANTS OF THE CORPORATION 21
5.1 Positive Covenants 21
5.2 Trustee May Perform Covenants 22
5.3 To Pay Trustee's Remuneration 22
5.4 Negative Covenants 22
ARTICLE 6 DEFAULT 23
6.1 Events of Default 23
6.2 Acceleration of Maturity 24
6.3 Remedies 25
6.4 Remedies not Exclusive 25
6.5 Costs 25
6.6 Delay 25
6.7 No Recourse Against Other Parties 25
6.8 Notice of Events of Default 26
6.9 Waiver of Default 26
6.10 Enforcement by the Trustee 26
6.11 No Suits by Holders 28
6.12 Application of Moneys by Trustee 28
6.13 Distribution of Proceeds 29
6.14 Judgment Against the Corporation 29
ARTICLE 7 SATISFACTION, DISCHARGE AND REDEMPTION 30
7.1 Payment of Principal Amount 30
7.2 Non-Presentation of Notes 30
7.3 Repayment of Unclaimed Moneys 30
7.4 Discharge 30
ARTICLE 8 SUCCESSOR CORPORATIONS 31
8.1 Successor Corporations 31
8.2 Vesting of Powers In Successor Corporation 31
ARTICLE 9 MEETINGS OF HOLDERS 32
9.1 Right to Convene Meeting 32
9.2 Notice of Meetings 32
9.3 Chairperson 32
9.4 Quorum 32
9.5 Power to Adjourn 33
9.6 Show of Hands 33
9.7 Poll 33
9.8 Voting 33
9.9 Regulations 33
9.10 Persons Entitled to Attend Meetings 34
9.11 Powers Exercisable by Extraordinary Resolution 34
9.12 Meaning of "Extraordinary Resolution" 37
9.13 Powers Cumulative 38
9.14 Minutes 38
9.15 Instrument In Writing 38

9.16 Binding Effect of Resolutions 38
9.17 Evidence of Rights of Holders 38
ARTICLE 10 NOTICES 39
10.1 Notice 39
ARTICLE 11 CONCERNING THE TRUSTEE 40
11.1 No Conflict of Interest 40
11.2 Replacement of Trustee 40
11.3 Duties of Trustee 41
11.4 Reliance Upon Declarations 43
11.5 Evidence and Authority to Trustee 43
11.6 Certificate of the Corporation as Evidence 45
11.7 Experts, Advisors and Agents 45
11.8 Trustee May Deal In Notes 46
11.9 Investment of Moneys Held by Trustee 46
11.10 Trustee Not Ordinarily Bound 47
11.11 Trustee Not Required to Register 47
11.12 Trustee Not Required to Give Security 47
11.13 Trustee Not to Be Appointed Receiver 47
11.14 Trustee Not Bound to Act on Corporation's Request 47
11.15 Conditions Precedent to Trustee's Obligations to Act Hereunder 48
11.16 Authority to Carry on Business 48
11.17 Acceptance of Trust 48
11.18 Trustee Protected in Acting 48
11.19 Trustee will Disburse Only Moneys Deposited 49
11.20 Trustee's Cheque to Satisfy Liability 49
11.21 Trustee's Custody of Financial Statements 49
11.22 Failure to Deliver Certificates 49
11.23 Duties and Obligations of Trustee 49
ARTICLE 12 SUPPLEMENTAL INDENTURES 49
12.1 Supplemental Indentures 49
ARTICLE 13 FORM OF NOTE 50
13.1 Form of Note 50
ARTICLE 14 TRUST INDENTURE LEGISLATION 50
14.1 Trust Indenture Legislation 50
ARTICLE 15 EXECUTION AND FORMAL DATE 51
15.1 Execution 51
15.2 Formal Date 51
15.3 Successors and Assigns 52

SCHEDULE "A" FORM OF NOTE AND TRUSTEE'S CERTIFICATE
SCHEDULE "B" FORM OF REDEMPTION NOTICE

NOTE INDENTURE

THIS INDENTURE is made this 28th day of February, 2003,

BETWEEN:

> **NEWALTA ACQUISITION CORPORATION**, a corporation incorporated pursuant to the *Business Corporations Act* (Alberta) with an office in the City of Calgary, in the Province of Alberta (the "Corporation"),

OF THE FIRST PART

- and -

> **VALIANT TRUST COMPANY**, a trust company incorporated under the *Loan and Trust Corporations Act* (Alberta) and authorized to do business in the Province of Alberta with an office in the City of Calgary, in the Province of Alberta (the "Trustee"),

OF THE SECOND PART

RECITALS:

A. The Corporation is desirous of acquiring all of the shares of Newalta from the Fund pursuant to the Arrangement and of financing such acquisition by the creation and issuance of Notes to be constituted and issued as provided for in this Note Indenture;

B. The Corporation, under the laws relating thereto, is duly authorized to create and issue the Notes as herein provided;

C. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

D. Immediately following the execution and delivery of this Note Indenture, the Corporation intends to issue Notes to the Fund in accordance with the terms of the Arrangement;

E. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below.

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Affiliate**" has the meaning attributed to it in subsection 11.9(b);

"**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"**Authorized Investments**" has the meaning attributed to it in subsection 11.9(a);

"**Business Day**" means any day except Saturdays, Sundays, statutory holidays and days when the principal office of the Trustee in the City of Calgary is not generally open to the public for the transaction of business;

"**Capital Lease Obligation**" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles;

"**Certificate of the Corporation**", "**Order of the Corporation**", "**Request of the Corporation**", "**Written Direction of the Corporation**" and "**Consent of the Corporation**" mean, respectively, a written certificate, order, request, direction and consent signed in the name of the Corporation by any director or officer of the Corporation, and may consist of one or more instruments so executed;

"**Certified Resolution**" means a copy of a resolution of the Corporation certified by the Corporate Secretary or an Assistant Secretary or any other officer designated by the Chief Executive Officer, President or Chairperson of the Board for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

"**Common Shares**" means the common shares in the capital of the Corporation, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided, or any other shares or securities resulting from a reclassification, subdivision, consolidation, or change of such shares;

"**Corporation**" means Newalta Acquisition Corporation, a corporation incorporated pursuant to the ABCA with an office in the City of Calgary, in the Province of Alberta, and the corporation resulting from the amalgamation of Newalta Acquisition Corporation

and Newalta pursuant to the Plan of Arrangement to be known as "Newalta Corporation" and includes any successor corporation to or of the Corporation which shall have complied with the provisions of Article 8;

"**Corporation's Auditors**" or "**Auditors of the Corporation**" means Deloitte & Touche LLP, or an independent nationally recognized firm of chartered accountants duly appointed as auditors of the Corporation;

"**Counsel**" means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Corporation and/or the Fund, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Trustee where the context so indicates;

"**Default**" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

"**Director**" means a member of the board of directors of the Corporation for the time being and "**Directors**", "**Board of Directors**" or "**Board**" means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Corporation for the time being, and reference to "**action by the Directors**" means action by the directors of the Corporation as a board or, whenever duly empowered, action by the said executive committee as such committee;

"**Environmental Laws**" means all federal, provincial, state, municipal, county, local and other laws, statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other authorizations, as well as common law, civil and other jurisprudence or authority, in each case domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and any permit, order, direction, certificate, approval, consent, registration, licence or other authorization of any kind held or required to be held in connection with any Environmental Matters;

"**Environmental Matters**" means:

(a) condition or substance, heat, energy, sound, vibration, radiation or odour that may affect any component of the earth and its surrounding atmosphere or affect human health or any plant, animal or other living organism; and

(b) any waste, toxic substance, contaminant or dangerous good or the deposit, release or discharge of any thereof into any component of the earth and its surrounding atmosphere;

"**Event of Default**" means any of the events of default referred to in Section 6.1;

"**Extraordinary Resolution**" has the meaning attributed to it in Sections 9.12 and 9.15;

"**Fund**" means Newalta Income Fund, a trust established under the laws of the Province of Alberta;

"**Fund Trustees**" means the trustees of the Fund;

"**Holders**" means the Person(s) from time to time being entered in the Registers hereinafter referred to as Holders of Notes;

"**Interest Payment Date**" in respect of an Interest Period means the date that is no later than the last Business Day of each Interest Period, provided that the Maturity Date shall be the Interest Payment Date for any Interest Periods preceding the Maturity Date in respect of which an Interest Payment Date has not occurred, and provided further that in the event any Note shall be partially or totally redeemed at any time prior to the Maturity Date, then for such Notes, the Redemption Date shall be an Interest Payment Date for any Interest Periods in respect of which an Interest Payment Date has not occurred;

"**Interest Period**" means the period beginning on (and including) the Issue Date and ending on (and including) March 31, 2003 in the case of Notes with an Issue Date prior to such time, and the end of the month next succeeding the Issue Date in the case of any Notes with an Issue Date after such time, and each successive period beginning on (and including) the first day of each month and ending on (and including) the last day of such month; provided that the final Interest Period shall end on (but exclude) the Maturity Date (unless the principal amount owing on any such Note shall not have been repaid) and in the event any Note shall be partially or totally redeemed at any time prior to the Maturity Date then the period beginning on (and including) the first day of the month in which such partial or total redemption occurs to but excluding the date such partial or total redemption occurs shall be an Interest Period;

"**Interest Rate**" means the interest rate of 12½% per annum;

"**Issue Date**" means in respect of any Note, the date of issuance thereof;

"**Liabilities**" has the meaning attributed to it in subsection 11.3(e);

"**Maturity Date**" means March 1, 2013, subject to extension or redemption as provided in Article 3;

"**Newalta**" means Newalta Corporation, a corporation amalgamated pursuant to the ABCA with an office in the City of Calgary, in the Province of Alberta;

"**Note Indenture**", "**Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

"**Noteholders' Request**" means an instrument signed in one or more counterparts by the Holder(s) of a majority of the principal amount of the Notes outstanding requesting the Trustee to take some action or proceeding specified therein; provided that if the Fund

holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes, a Noteholders' Request must be executed by the Fund to be of force or effect hereunder;

"**Notes**" means the unsecured, subordinated promissory notes in an unlimited principal amount bearing interest at 12½% per annum and maturing on the Maturity Date, issued or to be issued hereunder and outstanding and entitled to the benefits hereof;

"**Person**" means an individual, firm, trust, trustee, syndicate, corporation, partnership, association, government or governmental agency;

"**Plan of Arrangement**" means the Plan of Arrangement set forth as Schedule One to the Arrangement Agreement dated January 16, 2003 among Newalta, the Corporation and the Fund;

"**Redemption Amount**" has the meaning attributed to it in Section 3.2;

"**Redemption Date**" means, with respect to any Note to be redeemed hereunder, the date specified for the redemption of such Note in the Redemption Notice;

"**Redemption Notice**" has the meaning attributed to it in Section 3.4;

"**Register(s)**" has the meaning attributed to it in subsection 2.6(a);

"**Representatives**" has the meaning attributed to it in subsection 11.3(e);

"**Senior Indebtedness**" means all indebtedness, obligations and liabilities of the Corporation in respect of borrowed money (including principal, interest, interest on amounts in default, penalties, fees, indemnifications, reimbursements, damages and the deferred purchase price of property), other than:

(a) indebtedness evidenced by the Notes;

(b) indebtedness to trade creditors; and

(c) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Notes;

"**Subsidiary**" or "**Subsidiary Corporation**" means any corporation of which more than 50% of the outstanding Voting Shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

"**successor corporation**" has the meaning attributed to it in Section 8.1;

"**Successor Trustee**" has the meaning attributed to it in subsection 11.2(b);

"**Time of Expiry**" means 4:30 p.m. (Calgary time) on the Maturity Date;

"**Transfer**" means a form of transfer in the form and substance of the form of transfer attached to the Notes;

"**Trustee**" means Valiant Trust Company, a trust company incorporated under the *Loan and Trust Corporations Act* (Alberta) and authorized to do business in the Province of Alberta with an office in the City of Calgary, in the Province of Alberta, or its successor or successors and permitted assigns for the time being as trustee of the trusts created hereunder; and

"**Voting Shares**" means shares of any class in the capital of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares unless such event shall have occurred and be continuing, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

(a) Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until:

(i) it shall be cancelled; or

(ii) it shall be delivered to the Trustee for cancellation; or

(iii) moneys for the payment thereof shall have been set aside by the Corporation and received by the Trustee for that purpose in accordance with the provisions of Section 7.1 of this Note Indenture.

(b) When a new Note has been issued in substitution for a Note pursuant to Section 2.8, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding.

(c) For the purposes of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in acting and relying on any such vote, consent, requisition, instrument or other action only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in its discretion free from the control of the Corporation or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, by wire transfer or bankers' draft and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.8 Accounting Principles

Wherever in this Indenture reference is made to generally accepted accounting principles, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is

required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.9 Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be.

1.10 Interest Calculation

Interest payable on any Interest Payment Date shall be deemed to have accrued from day to day for the number of days comprising the Interest Period to which such Interest Payment Date relates.

1.11 Language

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this agreement and all documents and notices resulting herefrom be drawn up in English.

ARTICLE 2
THE NOTES

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be unlimited.

(b) The Notes shall be dated as of their respective Issue Dates, shall mature at the Time of Expiry and shall bear interest from and including their respective Issue Dates at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, payable monthly on each Interest Payment Date for the Interest Period relating to such Interest Payment Date.

(c) Subject always to Article 4, as interest becomes due on the Notes, the Corporation shall, at least three (3) days prior to each Interest Payment Date, cause to be sent by prepaid ordinary mail a cheque for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account appearing on the Register, as the case may be, unless

such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt or destruction of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque for like amount upon being furnished with such evidence of non-receipt or destruction as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

(d) Notwithstanding anything contained herein, the Corporation may enter into an agreement with the Holder of a Note or with the Person for whom such Holder is acting as nominee providing for the payment to such Holder of the principal of and interest on such Note at a place or places other than the place or places specified herein for such payment. Any payment of the principal of and interest on any such Note at such other place or places pursuant to such agreement shall, notwithstanding any other provision of this Indenture, be valid and binding on the Corporation, the Trustee and the Holders of Notes.

2.2 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes in the minimum denomination of one hundred ($100) dollars and for amounts above such minimum only in integral multiples of one hundred ($100) dollars. The Notes (including the certificate of the Trustee endorsed thereon) shall be substantially in the form set forth in Schedule "A" hereto. The Notes shall bear such distinguishing letters and numbers as the Trustee may approve and may include a translation into the French language. The Notes may be engraved, lithographed or printed, partly in one form and partly in another, as the Corporation with the approval of the Trustee may determine.

(b) The Notes shall be under the seal of the Corporation (or a reproduction thereof which shall be deemed to be the seal of the Corporation) and shall be signed (either manually or by facsimile signature) by any one of the following: the Chief Executive Officer, President, any Vice-President, the Corporate Secretary, or the Assistant Secretary of the Corporation. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the Person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any Person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes in an unlimited principal amount may be executed by the Corporation and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee upon the Written Direction of the Corporation and delivered to or to the order of the Corporation pursuant to a Written Direction of the Corporation.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule "A" hereto (or in some other form approved by the Trustee). Such certification on any Note shall be conclusive evidence as against the Corporation that such Note is duly issued, is a valid, binding and legal obligation of the Corporation and the Holder is entitled to the benefits hereof.

(b) The certificate of the Trustee signed on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes or as to the performance by the Corporation of its obligations under this Note Indenture and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The certificate of the Trustee signed on the Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank Pari Passu

The Notes may be issued in such amounts, to such Persons and on such terms not inconsistent with the provisions of this Note Indenture as the Corporation by Written Direction of the Corporation directs, pursuant to Section 2.3, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, will be a general unsecured obligation of the Corporation. Each Note shall rank *pari passu* to all existing and future indebtedness of the Corporation other than (i) existing and future Senior Indebtedness, and will be subordinate in right of payment to all existing and future Senior Indebtedness of the Corporation, and (ii) indebtedness which by its terms ranks junior to the Notes. Each Note shall entitle the Holder to the benefits hereof, equally and proportionately, without discrimination, preference or priority whatsoever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Registration of Notes

(a) The Corporation shall, at all times while any Notes are outstanding, cause to be kept by the Trustee or other registrars at the principal office of the Trustee in the City of Calgary and in such other place or places and by the Trustee or such other registrars, if any, as the Corporation with the approval of the Trustee may designate, registers ("Register(s)") in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively

and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Trustee or other registrar.

(b) The Registers hereinbefore referred to shall at all reasonable times, during the regular business hours of the Trustee, be open for inspection by the Corporation, or the Trustee or any Holder upon prior written notice. Every registrar (including the Trustee) shall from time to time when requested so to do in writing by the Corporation or the Trustee furnish the Corporation or Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and certificate numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in subsection 2.9(b) hereof.

(d) Neither the Corporation nor the Trustee shall be required to transfer or exchange any Notes on any Interest Payment Date or during a period of five (5) Business Days immediately preceding any Interest Payment Date or immediately preceding any selection by the Trustee of Notes to be redeemed.

(e) None of the Trustee, any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note and the Trustee, any other registrar or the Corporation may transfer any Note on the written direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(f) Except in the case of the Register required to be kept at the Trustee's principal office in the City of Calgary, the Corporation, with the approval of the Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.7 Persons Entitled to Payment

(a) The Holder for the time being of any Note shall be entitled to the principal moneys, and interest evidenced by such Note, free from all equities or rights of

set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all Persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the absolute owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Trustee by a Holder of a Note or the receipt of such Holder for the principal moneys, and interest evidenced by such Note, respectively, shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Other than with respect to the Fund, none of the Corporation, the Trustee or any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal moneys of, and interest on, any Notes may be paid to the survivor or survivors of such Holders whose receipt thereof, accompanied by the delivery of such Note and any other documentation the Trustee may require, shall constitute a valid discharge to the Trustee, any registrar, the Corporation and any paying agent.

2.8 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Corporation and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish an indemnity satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.9 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any Notes

tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c) Notwithstanding the foregoing provisions of this Section 2.9, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to rely and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

ARTICLE 3
EXTENSION AND REDEMPTION

3.1 Extension

On or about the Maturity Date, the Board of Directors shall review the status of the Corporation's and its Subsidiaries' assets and the economic conditions relating to the business and the industry within which it operates. If this review, in the opinion of the Board of Directors, indicates that it is likely that the indebtedness of the Corporation evidenced by the Notes could be refinanced on the same terms and conditions upon maturity of the Notes, then,

provided such extension is approved by the Holders by Extraordinary Resolution no later than ninety (90) days before the date mentioned above, the Maturity Date shall be extended for an additional period of up to ten (10) years. If no such Extraordinary Resolution is passed on or before ninety (90) days previous to date mentioned above then the Maturity Date shall not be so extended.

3.2 Redemption of Notes; Notice to Trustee

The Corporation shall have the right, at its option, to redeem either in whole at any time or in part from time to time Notes outstanding hereunder before the Maturity Date thereof upon payment in lawful money of Canada of an amount equal to the principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date, if any, (the "Redemption Amount"). The election of the Corporation to redeem any Notes shall be evidenced by a resolution of the Board of Directors of the Corporation adopted no more than sixty (60) days prior to the Redemption Date. In case of any redemption at the election of the Corporation of less than all of the Notes, the Corporation shall, at least thirty (30) days prior to the Redemption Date (unless a shorter notice shall be satisfactory to the Trustee) notify the Trustee of such Redemption Date and of the principal amount of Notes to be redeemed.

3.3 Places of Payment

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the places where a register is maintained and at any other places specified in the notice of redemption.

3.4 Notice of Redemption

Notice of redemption of Notes shall be given to Holders of the Notes called for redemption at least ten (10) days prior to the Redemption Date (the "Redemption Notice") substantially in the form set forth in Schedule "B" hereof and in the manner provided in Section 10.1 hereof. Such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Amount, the places of payment, and, if less than all outstanding Notes are to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Notes to be redeemed and shall state that, subject to Section 3.5, interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date.

3.5 Notes Due on Redemption Date

Upon a Redemption Notice being given in accordance with Section 3.4, the Redemption Amount with respect to the Notes so to be redeemed shall be and become due and payable on the Redemption Date specified in such notice and with the same effect as if it were the Maturity Date of such Notes, the provisions hereof or of any such Notes notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the places specified in Section 3.3 on or after the Redemption Date and prior to the setting aside of the Redemption Amount pursuant to Article 7.

3.6 Deposit of Redemption Monies

Upon Notes being called for redemption as provided for in Section 3.4 hereof, the Corporation shall deposit with the Trustee or any paying agent to the order of the Trustee or for the account of the Trustee, on or prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the Redemption Amount of the Notes which are to be redeemed on such Redemption Date (less any tax required to be deducted, if any). The Trustee shall pay or cause to be paid to the Holders, upon surrender of the Notes, the Redemption Amount thereof from the sums so deposited.

3.7 Failure to Surrender Notes Called for Redemption

If the Holder of any Notes called for redemption in accordance with Section 3.4 should, within thirty (30) days from the Redemption Date, fail to surrender any of such Notes or fail within such time to (a) accept payment of the Redemption Amount payable in respect thereof or (b) give such receipt thereof, if any, as the Trustee may require, such Redemption Amount shall be set aside in trust for such Holder, in accordance with Article 7, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right, as of the Redemption Date, except to receive payment out of the moneys so paid without interest thereon, upon the surrender of its Notes.

3.8 Less than all Notes Redeemed

If less than all of the Notes outstanding are to be redeemed, each Holder of Notes shall have a proportion of the Notes held by such Holder redeemed equal to the proportion which the aggregate principal amount of the Notes to be redeemed is to the aggregate principal amount of all Notes outstanding at such time, rounded, if necessary, to the nearest whole multiple of $100 of principal amount of Notes held by such Holder.

3.9 Purchase of Notes

Provided that no Event of Default has occurred and is continuing, the Corporation may purchase all or any of the Notes by tender or by private contract at a price determined by the Board of Directors of the Corporation in compliance with applicable laws.

If, upon an invitation for tenders, more Notes than the Corporation is prepared to accept are tendered at the same lowest price, the Notes to be purchased by the Corporation will be selected by the Board of Directors of the Corporation in such manner as the Directors may deem equitable, from the Notes tendered by each tendering Holder who tendered at such lowest price. For this purpose, the Board of Directors of the Corporation may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon the Holders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The Holder of any Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, a new Note for the unpurchased part so surrendered and the Trustee shall certify and deliver such new Note upon receipt of the Note so surrendered.

3.10 Cancellation of Purchased Notes

All Notes redeemed or purchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Notes shall be issued in substitution therefor.

ARTICLE 4
SUBORDINATION OF THE NOTES

4.1 Agreement to Subordinate

The Corporation covenants and agrees, and each Holder of a Note, by his acceptance thereof, likewise agrees, that the payment of the principal of, premium, if any, and interest on the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all existing and future Senior Indebtedness.

4.2 Distribution on Insolvency or Winding-up

In the event that proceedings are commenced by or against the Corporation as a result of its insolvency or in the event of the liquidation or winding up of the Corporation or if proceedings are commenced which effect a reorganization, arrangement, or compromise of debt of the Corporation:

(a) the holders of all Senior Indebtedness remaining unpaid shall be entitled to receive payment thereof in full (including interest accruing after the commencement of any such proceeding at the rate specified in the instrument or agreement evidencing the Senior Indebtedness, whether or not such interest is an allowable claim in any such proceeding) before the Holders are entitled to receive any payment upon the principal of, premium, if any, and interest on indebtedness evidenced by the Notes;

(b) any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, to which the Holders or the Trustee would be entitled except for the provisions of this Article 4 shall be paid by the Person making such payment or distribution, whether the liquidator, agent or other agent or a trustee in bankruptcy or a receiver or otherwise, directly to the holders of all Senior Indebtedness or their representative(s), or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay in full all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof;

(c) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, shall be received by the Trustee or the Holders before all Senior Indebtedness is paid in full, such payment or distribution shall be held in trust for the benefit of, and shall be paid over to, the holders of such Senior Indebtedness

or their representative(s) or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof; and

(d) any payments or distributions paid over to the holders of Senior Indebtedness pursuant to subsection 4.2(c) and not applied in reduction of the amounts owing to the Holders hereunder shall be deemed not to have discharged any of the obligations of the Corporation hereunder (and, to the extent that by operation of applicable law they are treated as doing so, the Corporation covenants to indemnify the Holders on demand from and against any loss suffered or incurred by them in consequence thereof).

Upon any payment or distribution of assets of the Corporation referred to in this Article 4, the Trustee and the Holders shall be entitled to call for and to act and rely upon a certificate, addressed to the Trustee or to the Holders, of the Person making any such payment or distribution for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 4.

4.3 Subrogation of Notes

Subject to the payment in full of all Senior Indebtedness, the rights of the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation made in respect of and on account of Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Holders but for the provisions of this Article 4, until the principal amount of, premium, if any, and interest on the Notes shall be paid in full. No payment or distribution of assets of the Corporation to the Holders which otherwise would be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 4 shall, as between the Corporation, its creditors (other than the holders of Senior Indebtedness) and the Holders, be deemed to be a payment by the Corporation to or on account of the Holders, it being understood that the provisions of this Article 4 are, and are intended, solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of the Senior Indebtedness, on the other hand. Nothing contained in this Article 4 or elsewhere in this Indenture or in the Notes is intended to or shall impair, as between the Corporation and its creditors (other than the holders of Senior Indebtedness and the Holders), the obligation of the Corporation, which is unconditional and absolute, to pay to the Holders the principal amount of, premium, if any, and interest on the Notes, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders and creditors of the Corporation other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 4, of the holders of Senior Indebtedness upon the exercise of any such remedy.

4.4 No Payment to Holders if Senior Indebtedness Due or in Default

(a) Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided, all principal of, premium, if any, and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any, and interest on the Notes is made.

(b) Upon the occurrence of a default or an event of default with respect to any Senior Indebtedness, as defined therein or in the instrument creating the same, then, unless and until such default or an event of default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Notes or otherwise) shall be made by the Corporation with respect to the principal of, premium, if any, or interest on the Notes. In the event that, notwithstanding the foregoing, the Corporation shall make any payment of principal of, premium, if any, or interest on the Notes after the happening of such a default or an event of default, then, except as hereinafter otherwise provided, unless and until such default or an event of default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and if and when such Senior Indebtedness shall have become due and payable shall be paid over to, the holders of the Senior Indebtedness or their representative(s) or to the trustee under any indenture under which any instruments evidencing any of the Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

(c) The fact that any payment which is required to be made pursuant to this Indenture or the Notes is prohibited by this Section 4.4 shall not prevent the failure to make such payment from being an Event of Default hereunder.

(d) The Corporation shall not grant and the Trustee and the Holders shall not be entitled to receive any mortgage, charge, hypothec, assignment, pledge or other security interest against any of the property, assets or undertaking of the Corporation or any of its respective Subsidiaries or Affiliates without the prior written consent of the holders of the Senior Indebtedness.

(e) Upon any default by the Corporation under this Indenture or the occurrence of any Event of Default, neither the Trustee nor any Holder shall be entitled to take or commence any action, suit, remedy or proceedings (whether judicial or extrajudicial) against the Corporation or any of its property, assets or undertaking to collect or enforce payment of the principal and interest on the Notes or any other amounts owing under this Indenture or to enforce the performance of any other covenant or obligation of the Corporation under this Indenture or the Notes (including, without limitation, any action or proceeding for the payment of the Notes, the appointment of a liquidator or receiver of the Corporation or any of its

property, assets or undertaking or for the winding up of the Corporation) unless and until the Senior Indebtedness has been paid in full; provided however that the foregoing shall in no way prohibit, restrict or prevent the Trustee from taking such action as may be necessary to preserve the claims of the Trustee and/or the Holders under the Notes and this Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation and exercising its rights (including to vote) as an unsecured creditor in connection with or under any bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation).

4.5 Payment of Notes Permitted

(a) Nothing contained in this Indenture or in any of the Notes shall, subject always to Section 4.1, prevent the Corporation at any time, except under the conditions described in Section 4.4 or during the pendency of any insolvency or winding-up as referred to in subsection 4.2(a), from making payments at any time of the principal of, premium, if any, or interest on the Notes.

(b) Until written notice shall be given to the Trustee by the Corporation or on behalf of any holder of any Senior Indebtedness of the occurrence of any default or an event of default with respect to such Senior Indebtedness or of the existence of any other facts which would have the result that any payment with respect to the Notes would be in contravention of the provisions of this Article 4, the Trustee shall be entitled to assume that no such default or an event of default has occurred, or that no such facts exist; and nothing in this Indenture shall prevent the Trustee from applying any moneys received by it pursuant to this Indenture prior to the receipt by it of such written notice, to the purposes for which the same were received, notwithstanding the occurrence or continuance of a default with respect to, or the existence of such facts with respect to, such Senior Indebtedness.

4.6 Subordination Not to be Impaired

No right of any present or future holder of any Senior Indebtedness of the Corporation to enforce the subordination as herein provided for in this Article shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by the Corporation with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

4.7 Obligations Created by Article 4

Each of the Corporation and the Trustee agrees, and each Holder by its acceptance of a Note likewise agrees, that:

(a) the provisions of this Article 4 are an inducement and consideration to each holder of Senior Indebtedness to give or continue credit to the Corporation or others or to acquire Senior Indebtedness;

(b) each holder of Senior Indebtedness may accept the benefit of this Article 4 on the terms and conditions set forth in this Article 4 by giving or continuing credit to the Corporation or others or by acquiring Senior Indebtedness, in each case without notice to the Trustee and without establishing actual reliance on this Article 4;

(c) each obligation created by this Article 4 is created for the benefit of the holders of Senior Indebtedness and is hereby declared to be created in trust for those holders by the Corporation, the Trustee and each Holder of a Note and shall be binding on the Corporation, the Trustee and each Holder of a Note whether or not the confirmation described in Section 4.10 is requested, executed or delivered; and

(d) in the event of any creditor proceedings, the indebtedness represented by the Notes is not to be classified with any Senior Indebtedness for voting or distribution, which means that holders of Senior Indebtedness will vote separately from the holders of Notes in respect of any restructuring or arrangement proposal regarding the Corporation.

4.8 No Set-Off

Each of the Corporation and the Trustee agrees, and each Holder of a Note, by his acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Notes at any time when any payment of, or in respect of, such amounts to the Trustee or the Holders is prohibited by this Article 4 or is otherwise required to be paid to the holders of Senior Indebtedness or their representative(s) or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear.

4.9 Amendments to Indenture or Notes

Each of the Corporation and the Trustee agrees, and each Holder of a Note, by his acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Notes, including this Article and the definition of Senior Indebtedness, which materially prejudice the rights of the holders of Senior Indebtedness under this Article 4 without the consent of each holder of Senior Indebtedness, or their representative(s) or the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued.

4.10 Authorization of Holders to Trustee to Effect Subordination

Each Holder of a Note, by his acceptance thereof, authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination provided for in this Article 4 and appoints the Trustee his attorney-in-fact for any and all such purposes, including the execution and delivery by the Trustee of confirmations that the holder or holders of any Senior Indebtedness are entitled to all the rights and benefits of this Article 4 and of subordination agreements in favour of the holders of any Senior Indebtedness on such terms as are reasonably required by the holders of such Senior Indebtedness (or the representative thereof or trustee thereof). Forthwith upon the request of any holder of Senior Indebtedness or its representative or the trustee under any indenture under which any instruments evidencing any

Senior Indebtedness may have been issued, the Trustee shall execute and deliver to the Person making that request a form of such confirmation or, with the advice of counsel, any such subordination agreement, on its own behalf and on behalf of all Holders.

ARTICLE 5
COVENANTS OF THE CORPORATION

5.1 Positive Covenants

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) subject to: (i) the terms of any subordination agreement entered into by the Trustee pursuant to Article 4; and (ii) the terms of any Senior Indebtedness, duly and punctually pay and cause to be paid to the Holders the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein and for such purpose fund the account by way of a wire transfer of funds, certified cheque or bank draft adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the date due;

(b) except as otherwise contemplated herein, maintain its corporate existence and carry on and conduct and cause to be carried on and conducted its business and that of its Subsidiaries in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence;

(c) keep and cause its Subsidiaries to keep proper books of account in accordance with generally accepted accounting principles;

(d) furnish the Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements prepared by the Corporation, and the report, if any, of the Corporation's Auditors thereon at the same time such statements and reports are furnished to any stock exchange, securities commission or other regulatory authority;

(e) notify the Trustee in writing promptly upon becoming aware of any Default or Event of Default hereunder;

(f) give to the Trustee written notice, including reasonable particulars, of any action, suit or proceeding, commenced against the Corporation or any Subsidiary before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Corporation and any Subsidiary; and

(g) do, observe and perform or cause to be done, observed or performed all of the obligations of the Corporation and any Subsidiary under all agreements, leases,

contracts and indentures, Environmental Laws and all matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or the operations, prospects or assets or the condition, financial or otherwise of the Corporation or any Subsidiary, including, without limitation, all requirements to monitor, assess and resolve any risk of environmental liability, including but not limited to, the removal of all contaminants, if any, as identified.

5.2 Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 6.8) need not, notify the Holders of such failure or may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may but need not make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 5.3, but no such performance or payment by the Trustee shall be deemed to relieve the Corporation from default or its continuing obligations hereunder.

5.3 To Pay Trustee's Remuneration

The Corporation will, from time to time, pay the Trustee's reasonable remuneration for its services hereunder together with all costs incurred by the Trustee pursuant to Article 11 and will repay to the Trustee on demand all expenses, disbursements and moneys which shall have been paid by the Trustee in and about the administration or execution of the trusts hereby created including, without limitation, the reasonable compensation of advisors and assistants not regularly in its employ, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Trustee in complying with any laws applicable to it as a result of its duties as Trustee hereunder, acting reasonably, both before and after default hereunder until all duties of the Trustee hereunder have been fully and finally performed, with interest at a rate per annum equal to the then current rate of interest charged by the Trustee to its corporate customers, from thirty (30) days after the issuance of the invoice from the Trustee to the Corporation with respect to such expenditure until repayment, and such moneys and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue to be payable until the trusts hereof shall be finally wound up and whether or not the trusts of this Note Indenture shall be in the course of administration by or under the direction of the court.

5.4 Negative Covenants

The Corporation shall not sell or dispose of all or substantially all of its assets other than: (a) pursuant to a reorganization in which the Corporation continues to hold all or substantially all of its assets; or (b) in accordance with Article 8.

ARTICLE 6
DEFAULT

6.1 Events of Default

It shall be an "Event of Default" if:

(a) the Corporation makes default in repayment of the principal amount of the Notes or of any Note on the Maturity Date;

(b) the Corporation makes default on an Interest Payment Date of any interest due on the Notes and such default continues for a period of ninety (90) days;

(c) the Corporation or any of its Subsidiaries makes default and demand for payment has been made or payment thereof has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness in excess of $1,000,000 and such default continues after the applicable grace period, specified therein, if any, provided that if any such default shall be cured by the Corporation or waived by the holders of the indebtedness concerned and any such acceleration of the maturity thereof shall be rescinded by such holders, then the default hereunder shall be deemed likewise to be cured or waived and any declaration that the Notes are due and payable shall likewise be deemed to be cancelled;

(d) any judgment or order for the payment of money in excess of $1,000,000 is rendered against the Corporation or any of its Subsidiaries and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of thirty (30) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(e) a decree or order of a court having jurisdiction is entered adjudging the Corporation or any of its Subsidiaries a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Corporation or any of its Subsidiaries, or appointing a receiver of, or of any substantial part of the property of, the Corporation or any of its Subsidiaries or ordering the winding-up or liquidation of its affairs, and any such decree or order continues un-stayed and in effect for a period of thirty (30) days;

(f) a resolution is passed for the winding-up or liquidation of the Corporation or any of its Subsidiaries or if the Corporation or any of its Subsidiaries institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any

substantial part of the property of the Corporation or such Subsidiary or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g) the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to rectify the same (which notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholders' Request) the Corporation shall fail to rectify such default within a period of sixty (60) days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(h) any encumbrancer takes possession of any part of the property of the Corporation or any of its Subsidiaries which, in the reasonable opinion of the Trustee acting and relying on the advice of counsel, is all or substantially all of the property of the Corporation and its Subsidiaries taken as a whole, or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Corporation or a Subsidiary or for any part of the Corporation's or a Subsidiary's property which, in the reasonable opinion of the Trustee acting and relying on the advice of counsel, is all or substantially all of the property of the Corporation and its Subsidiaries taken as a whole; and

(i) the Corporation shall cease to carry on in the ordinary course its business or a substantial part thereof and the Trustee is made aware of same by notice to it in writing.

6.2 Acceleration of Maturity

Subject to receiving the consent of the Fund when required under subsection 6.3(b), upon the occurrence of an Event of Default, the Trustee may in its discretion and shall upon receipt of a Noteholders' Request and funding and indemnity as contemplated by Section 6.3, by notice in writing to the Corporation, declare the principal of and interest on all Notes then outstanding and all other moneys outstanding thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, but subject always to the terms of Article 4 hereof and to any subordination agreement entered into by the Trustee pursuant to Article 4, and the Corporation shall forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other moneys outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other moneys until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations under the Notes and any moneys so received by the Trustee shall be applied in the manner provided in Section 6.12.

6.3 Remedies

(a) Whenever an Event of Default has occurred the Holder(s) of the majority in principal amount of the Notes outstanding may, by Noteholders' Request, and having indemnified and funded the Trustee to its reasonable satisfaction against all costs, expenses and liabilities to be incurred cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Corporation, provided however, that the Trustee's right to proceed may be limited in the manner specified in subsection 6.3(b), and by the provisions of any subordination agreement entered into by the Trustee pursuant to Article 4 hereof.

(b) Notwithstanding anything contained in this Note Indenture, neither the Trustee nor the Holders shall take any steps or actions with respect to an Event of Default (except providing the notice contemplated under Section 6.8) without the prior written consent of the Fund at any time that the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes. Until such time as it receives evidence to its satisfaction to the contrary, the Trustee shall be entitled to assume that the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

6.4 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 6 shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

6.5 Costs

The Corporation shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate equal to the then current rate of interest charged by the Trustee to its corporate customers, from thirty (30) days after the date of the issuance of the invoice from the Trustee to the Corporation with respect to such costs until the date payment thereof is received by the Trustee.

6.6 Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

6.7 No Recourse Against Other Parties

Neither the Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation for the payment of the principal or interest

under any or all of the Notes or on any covenant, agreement, representation or warranty of the Corporation contained herein or in the Notes.

6.8 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within thirty (30) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 10.1; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders' Request, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing.

6.9 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request, to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such Noteholders' Request; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee's reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

6.10 Enforcement by the Trustee

(a) Subject to the provisions of Section 6.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 6.2, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee, subject to receiving the consent of the Fund in the circumstances described in subsection 6.3(b) and subject to any subordination agreement entered into by the Trustee pursuant to Article 4, may, in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified and funded to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and

interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee acting and relying, on the advice of counsel, shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial or creditor proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of the Holder.

(c) The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to

represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

6.11 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Trustee shall have failed to act within a reasonable time of receipt of such notification and request and funding or offer of indemnity and such notification and request and funding or offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceedings. Despite the foregoing, if the Fund holds all of the Notes, it may commence proceedings in its own name.

6.12 Application of Moneys by Trustee

Except as herein otherwise expressly provided (including Article 4 hereof), any money received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 6, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other moneys in the hands of the Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Trustee in or about the administration and execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 6.12 provided, in payment, rateably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such moneys to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to subsection 6.12(b) above with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a Person other than the Corporation or any Subsidiary, but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held provided that the Trustees may conclusively rely on a Certificate of the Corporation as to what Notes are directly or indirectly held for the Corporation or any Subsidiary, and in the absence of such Certificate the Trustee may proceed as if no Notes are directly or indirectly held by the Corporation or any Subsidiary.

6.13 Distribution of Proceeds

Payments to Holders of Notes pursuant to subsection 6.12(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 10.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such evidence of loss and indemnity being given to it as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving thereof such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 6.12(a), is insufficient to make a distribution of at least five (5%) percent of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.9 until the money or the investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

6.14 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in

favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other moneys owing hereunder.

ARTICLE 7
SATISFACTION, DISCHARGE AND REDEMPTION

7.1 Payment of Principal Amount

The principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Corporation to the Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the principal office of the Trustee in the City of Calgary. Upon payment of the principal amount together with any accrued and unpaid interest the Note shall be cancelled by the Trustee.

7.2 Non-Presentation of Notes

In the event the Holder of any Note shall fail to surrender the same on the Maturity Date or shall not accept payment of the moneys payable with respect thereto or give such receipt therefor, if any, as the Trustee may require, such moneys shall be set aside by the Trustee in trust for such Holder, and no interest shall be payable to such Holder in respect of such moneys and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the moneys so set aside upon surrender and delivery up of such Note.

7.3 Repayment of Unclaimed Moneys

Any moneys set aside under Section 7.2 and not claimed by and paid or delivered to Holders as provided in Section 7.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Corporation by the Trustee on written demand and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders with respect to which such moneys were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the moneys due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such moneys has become by statute barred under the laws of the Province of Alberta.

7.4 Discharge

The Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other moneys or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and

on all other moneys or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 8
SUCCESSOR CORPORATIONS

8.1 Successor Corporations

Other than pursuant to the Plan of Arrangement, the Corporation shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of such amalgamation or merger, of the continuing corporation resulting therefrom unless:

(a) such other Person or continuing corporation is a corporation (herein called the "successor corporation") incorporated under the laws of Canada or any province thereof;

(b) the successor corporation shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor corporation of the liability for the due and punctual payment of all the Notes and interest thereon and all other moneys payable hereunder and the covenant of the successor corporation to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note Indenture;

(c) such transaction shall, to the satisfaction of the Trustee, and in the opinion of Counsel, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder and upon terms not materially prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Corporation or the successor corporation, either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor corporation complying with the provisions of subsection 8.1(b) above, which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

8.2 Vesting of Powers In Successor Corporation

Upon the implementation of the Plan of Arrangement or whenever the conditions of Section 8.1 have been duly observed and performed, the successor corporation shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such successor corporation.

ARTICLE 9
MEETINGS OF HOLDERS

9.1 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time and the Trustee shall on receipt of a request of the Corporation or a Noteholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within 10 days after receipt of any such request and such funding and indemnity to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

9.2 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Corporation or the Trustee, as the case may be, in the manner provided in Section 10.1 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

9.3 Chairperson

An individual, who need not be a Holder, nominated in writing by the Trustee shall be chairperson of the meeting and if no individual is so nominated, or if the individual so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose an individual present to be chairperson.

9.4 Quorum

Subject to the provisions of Section 9.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority of the principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place, to the extent possible, and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

9.5 Power to Adjourn

The chairperson of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority of the principal amount of the Notes represented thereat adjourn any such meeting and no notice of the adjourned meeting need be given except such notice, if any, as the meeting may prescribe.

9.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 9.7, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

9.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairperson or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairperson shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the Holders of a majority of the principal amount of the Notes represented at the meeting and voted on the poll.

9.8 Voting

On a show of hands every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each $100 principal amount of Notes of which it shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

9.9 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any Person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective on the Holders and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee (by their respective employees, officers and directors) and the legal advisers of the Corporation, the Trustee and any Holder, and any other Person permitted by the chairperson to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

9.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee (subject to the Trustee's prior written consent, such consent not to be unreasonably withheld) against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the recapitalization, reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other Person or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Corporation or any

part thereof, provided that no such sanction shall be necessary with respect to the Arrangement or any other such transaction if the provisions of Section 8.1 shall have been complied with;

(d) power to direct or authorize the Trustee, subject to the receipt by the Trustee of sufficient funds or security therefor and an indemnity satisfactory to the Trustee to cover its costs, expenses or liabilities, to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Trustee pursuant to Section 6.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 6.11;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee and the Trustee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Trustee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairperson and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any

member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Trustee or any other Person or persons to bid at any sale of the Corporation's properties or assets or any part thereof and to borrow the moneys required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any moneys so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any corporation formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations pursuant to the provisions of subsection 9.11(j), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow moneys and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) power to remove the Trustee from office and to appoint a new trustee or trustees;

(m) subject to the provisions of Sections 3.2 and 7.1 power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other

securities or obligations of the Corporation or of any corporation formed or to be formed;

(n) power to authorize the Corporation and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue;

(o) power to assent to any request of the Corporation to effect any extension of the Maturity Date pursuant to Section 3.1; or

(p) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 9.11(i).

9.12 Meaning of "Extraordinary Resolution"

(a) The expression "Extraordinary Resolution" when used in this Note Indenture means, subject as hereinafter in this Article 9 provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 9 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than seventy-five (75%) percent of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any meeting referred to in subsection 9.12(a), the Holders of a majority in principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairman. Not less than five (5) days' notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in Section 10.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.12(a), shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Voting on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

9.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.15 Instrument In Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by the Holders of seventy-five (75%) percent of the principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Note Indenture shall include an instrument so signed.

9.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

9.17 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Holders) of the holding by any Person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any Person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take

acknowledgements of deeds to be recorded at the place where such certificate is made that the Person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 10
NOTICES

10.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by facsimile (in the case of the Corporation or the Trustee):

(a) to the Corporation at:

1200, 333 – 11th Avenue S.W.
Calgary, Alberta
T2R 1L9

Attention: Chief Financial Officer
Fax: (403) 265-5334

(b) to the Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing and any notices so given shall be sufficient notice to all Holders or any other Persons (if any) interested in such Notes; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the *Globe and Mail* or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained. Accidental error or omission in giving notice to any Holder will not invalidate any action or proceeding founded thereon;

(c) to the Trustee at its principal office in the City of Calgary at:

510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Attention: Manager, Corporate Trust Services
Fax: (403) 233-2857

Any notice given as aforesaid shall be deemed to have been given at the time delivered or faxed (provided complete transmission is confirmed) if delivered or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 11
CONCERNING THE TRUSTEE

11.1 No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder, but if, notwithstanding the provisions of this Section 11.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists, but the Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 11.2.

11.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation sixty (60) days' notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Trustee or any Holder may apply, at the Corporation's expense, to a Justice of the Alberta Court of Queen's Bench, on such notice as such Justice may direct for the appointment of a new trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Holders. Any new trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in all provinces of Canada. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee (the "Successor Trustee") under this Note Indenture without the

execution of any instrument or any further act. Nevertheless, upon the written request of the Successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such Successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the Successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new trustee, be made, executed, acknowledged and delivered by the Corporation.

(c) Upon payment of its outstanding fees, the Trustee shall deliver to the Successor Trustee an instrument that, to the satisfaction of the Corporation, is appropriate to transfer all rights and powers of the Trustee hereunder.

(d) The Corporation will give notice to all Holders of any appointment of a Successor Trustee.

11.3 Duties of Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee, appointed in respect of a trust indenture for the purposes of issuing corporate debt obligations, would exercise in comparable circumstances, provided, however, that the Trustee shall have no obligation to inquire as to the performance by the Corporation of its covenants other than securing evidence of compliance provided for in Section 11.5 hereof.

(b) In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Corporation's Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

(B) certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the

account of each Holder of the Corporation may be properly and accurately maintained; and

(D) furnish to the Corporation, but at the Corporation's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient moneys from the Corporation, to forward cheques or other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.1(c) hereof;

(iii) upon receipt of sufficient moneys upon the stated or accelerated maturity of the Notes, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) to provide the Holders with any such information returns as they may require to comply with any of the obligations imposed upon the Holders under the *Income Tax Act* (Canada) in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Trustee may use its own judgment in the performance of its duties as trustee for the Corporation, but at any time it may apply to the Board of Directors of the Corporation or an officer of the Corporation or to Counsel, which may, but need not, be Counsel to the Corporation, at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Trustee harmless from all liability and reasonable costs for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to the provisions of any applicable laws and except for its acts of gross negligence or willful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Corporation agrees, at all times, to indemnify and save harmless the Trustee and its respective officers, directors, employees, agents, representatives, successors and assigns, (collectively, "Representatives"), from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements

(including, without limitation, any and all legal and advisor fees and disbursements) (collectively, "Liabilities") of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against the Trustee and its Representatives, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Trustee made in connection with its acting as Trustee hereunder. Without limiting the generality of the foregoing, the obligation to indemnify, defend and save harmless in accordance herewith shall apply in respect of Liabilities suffered by, imposed upon, incurred in any way connected with or arising from, directly or indirectly, any Environmental Laws. Notwithstanding any other provision hereof, this indemnity and the obligations provided for in this Section shall survive any termination of the trust created hereby, whether by reason or removal or resignation of the Trustee, termination or discharge of this Indenture or otherwise.

(f) The transfer of any Notes in respect of a certificate presented to the Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment is improper or unauthorized.

(g) The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Trustee of all moneys owing to the Trustee hereunder, to deliver over to the Corporation, upon receipt of a Written Direction, the Registers and branch Registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Trustee.

11.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or, certificates or other evidence furnished to the Trustee pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture or pursuant to a request of the Trustee. The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation. The Trustee shall not in any way be responsible for the consequence of any breach on the part of the Corporation or any of the Corporation's covenants contained herein.

11.5 Evidence and Authority to Trustee

(a) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture,

including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Trustee in accordance with the terms of this Section 11.5; or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed

therein; and (iv) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Trustee so requires, its unrestricted certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the noncompliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Note Indenture.

(f) The Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, facsimile transmission or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.6 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely absolutely upon a Certificate of the Corporation.

11.7 Experts, Advisors and Agents

The Trustee may:

(a) in relation to this Note Indenture, rely absolutely and act and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, auditor, valuator, engineer, surveyor, appraiser or other expert or advisor, whether obtained by the Trustee or by the Corporation, or otherwise, and may employ such assistants or experts as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ or retain such counsel, accountants, appraisers, engineers, agents, experts and other advisors as it may reasonably require for the purpose of determining and discharging its duties hereunder, and may pay reasonable remuneration for all services performed by any of them (and shall be entitled to receive reasonable remuneration for all services performed by it) without taxation of costs of any

counsel, and shall not be responsible for any misconduct on the part of any of them. Such costs and expenses shall immediately become and form part of the Trustee's fees hereunder. Any solicitors employed or consulted by the Trustee as Counsel may be, but need not be, solicitors for the Corporation.

11.8 Trustee May Deal In Notes

The Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or any related corporation or otherwise, without being liable to account for any profits made thereby.

11.9 Investment of Moneys Held by Trustee

(a) Upon receipt of a written direction from the Corporation, the Trustee shall invest or reinvest funds in Authorized Investments in its name in accordance with such direction. Any direction from the Corporation to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. the next Business Day. For the purpose of this Section, "Business Day" shall not include any day on which banks are not open for business in the City of Calgary. For the purpose hereof, "Authorized Investments" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Trustee) provided that such obligations are rated at least R1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating service.

(b) In addition to any written direction to invest cash in an Authorized Investment, the Trustee may hold cash balances constituting part or all of the fund and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates; but the Trustee and its Affiliates shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Trustee or one of its Affiliates. For the purpose of this Section, "Affiliate" means affiliate companies within the meaning of the ABCA.

(c) The Trustee shall not be held liable for any losses incurred in the investment of any funds in Authorized Investments.

(d) Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall, subject to the terms of any subordination agreement entered into by the Trustee pursuant to Article 4, pay over to the Corporation all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

11.10 Trustee Not Ordinarily Bound

Except as provided in Section 6.8 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 11.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 9, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing. The Trustee shall not be required to take notice of any Event of Default hereunder, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the Event of Default desired to be brought to the attention of the Trustee, and, in the absence of any such notice, the Trustee may for all purposes of this Note Indenture conclusively assume that no Event of Default has occurred. No such notice shall in any way limit the discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any Event of Default.

11.11 Trustee Not Required to Register

Nothing herein contained shall impose upon the Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Note Indenture or any instrument ancillary or supplemental hereto.

11.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

11.13 Trustee Not to Be Appointed Receiver

The Trustee and any Person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Corporation.

11.14 Trustee Not Bound to Act on Corporation's Request

Except as in this Note Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to rely and act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

11.15 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

11.16 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in the Province of Alberta. If the Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta either become so authorized or resign in the manner and with the effect specified in Section 11.2.

11.17 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.18 Trustee Protected in Acting

The Trustee shall be protected in acting in reliance upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

11.19 Trustee will Disburse Only Moneys Deposited

The Trustee will disburse moneys according to this Indenture only to the extent that moneys have been deposited with it.

11.20 Trustee's Cheque to Satisfy Liability

The forwarding of a cheque by the Trustee will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of non-receipt of such cheque by the payee, or loss or destruction thereof, the Trustee upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

11.21 Trustee's Custody of Financial Statements

Upon receipt of financial statements required to be delivered to the Trustee, the Trustee shall, while such statements are current, maintain custody of same and make same available, during the regular business hours of the Trustee, for inspection by Holders on their reasonable written request. No obligation shall rest with the Trustee to analyze such statements, or evaluate the performance of the Corporation as indicated therein, in any manner whatsoever.

11.22 Failure to Deliver Certificates

The Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or other means.

11.23 Duties and Obligations of Trustee

The duties and obligations of the Trustee shall be determined solely by the provisions hereof and, accordingly, the Trustee shall not be responsible except for the performance of such duties and obligations as it has undertaken herein.

ARTICLE 12
SUPPLEMENTAL INDENTURES

12.1 Supplemental Indentures

(a) From time to time the Trustee and the Corporation (when the Corporation is so authorized by a resolution of the Directors) may, and they shall when required by this Note Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(i) adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(ii) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee shall be of the opinion, acting and relying on the advice of Counsel, that such provisions and modifications will not be prejudicial to the interests of the Holders;

(iii) giving effect to any Extraordinary Resolution passed as provided in Article 9; and

(iv) for any other purpose not inconsistent with the terms of this Note Indenture.

(b) The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note Indenture which are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

ARTICLE 13
FORM OF NOTE

13.1 Form of Note

Subject to Section 2.2, the form for the Notes, the certificate of the Trustee and the registration transfer panel thereon shall be as set forth in Schedule "A" hereto. In the event of there being any discrepancy between the terms as stated in the Notes and the terms of this Note Indenture, the terms of this Note Indenture shall be paramount.

ARTICLE 14
TRUST INDENTURE LEGISLATION

14.1 Trust Indenture Legislation

(a) The expression "Indenture Legislation" means the provisions, if any, of Part 7 of the ABCA and any relevant provisions of any other statute of Canada or any province or territory thereof, and of any regulations under any such statute, relating to trust indentures for the purpose of issuing corporate debt obligations and to the rights, duties and obligations of trustees under such trust indentures and of companies issuing debt obligations under such trust indentures, to the extent that such provisions are at the time in force and applicable to this Note Indenture or the Corporation.

(b) The Corporation and the Trustee agree that each will at all times in relation to this Note Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Indenture Legislation.

(c) If and to the extent that any provision of this Note Indenture limits, qualifies or conflicts with any mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

ARTICLE 15
EXECUTION AND FORMAL DATE

15.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

15.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

15.3 Successors and Assigns

The provisions of this Note Indenture shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NEWALTA ACQUISITION CORPORATION

Per: (signed) *Alan P. Cadotte*
Alan P. Cadotte
President and Chief Executive Officer

Per: (signed) *Ronald L. Sifton*
Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer

VALIANT TRUST COMPANY

Per: (signed)

Per: (signed)

SCHEDULE "A"

FORM OF NOTE

The form for the Notes, the certificate of the Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Note - English Text)

NEWALTA ACQUISITION CORPORATION
(incorporated pursuant to the laws of the Province of Alberta)

12½% UNSECURED SUBORDINATED PROMISSORY NOTE

Certificate Number: ______________________ $ ______________________

DUE: March 1, 2013

Newalta Acquisition Corporation (herein referred to as the "Corporation"), for value received, hereby promises to pay to the registered holder hereof on March 1, 2013, or on such earlier or later date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $• in lawful money of Canada, at the principal office of the Trustee in Calgary, Alberta, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

As interest becomes due on this Note, the Corporation shall cause to be: (i) sent by prepaid ordinary mail a cheque or (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes in the aggregate principal amount of $• in lawful money of Canada issued under a Note Indenture (herein referred to as the "Note Indenture") dated as of February

28, 2003 between the Corporation and Valiant Trust Company, as Trustee. The aggregate principal amount of Notes which may be authorized under the Note Indenture is unlimited. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Corporation and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in denominations of $100 and integral multiples of $100 only. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and rateably without priority or preference. This Note is a direct obligation of the Corporation, but is not secured by any mortgage, hypothec, charge or pledge. The debt obligations evidenced by this Note are subordinate to all Senior Indebtedness of the Corporation.

The Corporation has the right to redeem, purchase or prepay this Note in the manner set forth in the Note Indenture. The Holder hereof does not have the right to require the Corporation to redeem this Note at any time.

The principal hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Register to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Corporation with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof has caused this Note to be signed by its duly authorized officers as of _______ day of ________________, 20____.

NEWALTA ACQUISITION CORPORATION

Per: ______________________________
(Authorized Signature)

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

VALIANT TRUST COMPANY, Trustee

Per: ______________________________
(Authorized Signature)

Form of Registration

(no writing hereon except by Trustee)

Date of Registration	In Whose Name Registered	Place of Registration	Signature of Trustee or other Registrar

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

____

____

(Please print or typewrite name and address of assignee)

the within Note of Newalta Acquisition Corporation and hereby irrevocably constitutes and appoints ______________________________ Attorney to transfer the said Note on the Registers of the Notes due March 1, 2013 of the said corporation, with full power of substitution in the premises.

Date: ________________________ ______________________________

(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

If the transfer of this security is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and Newalta Acquisition Corporation.

The signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company, or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.

____

(Signature of Guarantor)

Name of Assignee: ______________________________

Address of Assignee: ______________________________

Social Insurance Number of Assignee: ______________________________

SCHEDULE "B"

FORM OF REDEMPTION NOTICE

NEWALTA ACQUISITION CORPORATION

12½% UNSECURED SUBORDINATED PROMISSORY NOTES

REDEMPTION NOTICE

To: Holders of 12½% Unsecured Subordinated Promissory Notes (the "Notes")
Newalta Acquisition Corporation (the "Corporation")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 3.4 of the Note Indenture made as of February 28, 2003 between the Corporation and Valiant Trust Company (the "Trustee"), that $• principal amount of Notes will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount equal to such $• principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date (the "Redemption Amount").

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at the following corporate trust office of the Trustee: Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2.

The interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the above-mentioned corporate trust offices on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Indenture.

[If less than all of the Notes of such series are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Notes of such series to be redeemed is to the aggregate dollar amount of all Notes of such series outstanding, rounded to the next closest $100 of principal amount of Notes held by such Noteholder.]

DATED this ________ day of ______________, 20____.

NEWALTA ACQUISITION CORPORATION

By: ________________________________

By: ________________________________

NEWALTA

NEWALTA INCOME FUND

DISTRIBUTION REINVESTMENT PLAN

September 20, 2004

NEWALTA INCOME FUND

DISTRIBUTION REINVESTMENT PLAN

PURPOSE

The Distribution Reinvestment Plan of Newalta Income Fund provides eligible Unitholders with the opportunity to purchase additional Units from Newalta by directing that their Distributions be reinvested in Units at a purchase price equal to 95% of the Average Market Price (as defined below), without payment of any additional commissions, service charges or brokerage fees. See "Advantages" and "Costs" below.

The Administrator reserves the right to determine, for each Distribution payment date, the number of Units, if any, that will be made available for purchase under the Plan on that date. No assurances can be made that new Units will be made available for purchase under the Plan on a regular basis, or at all.

DEFINITIONS

In this Distribution Reinvestment Plan:

"***Administrator***" means Newalta Corporation, in its capacity as the Administrator of Newalta.

"***Agent***" means Valiant Trust Company, or such other trust company as is designated by Newalta from time to time to act as Agent under the Plan.

"***Average Market Price***" means, for a particular Distribution payment date, the volume weighted average trading price of the Units (to four decimal places) on the Toronto Stock Exchange for the 10 days immediately preceding the Distribution payment date on which (i) the Toronto Stock Exchange is scheduled to be open for trading in the ordinary course of business and (ii) at least a board lot of Units is traded, appropriately adjusted for any subdivision, consolidation or similar pro rata change in the number of outstanding Units into a greater or lesser number of Units, any reclassification of Units into other securities of Newalta, or any issue of Units (or securities exchangeable or convertible into or carrying rights to acquire Units) or other securities or assets of Newalta (other than Distributions in the ordinary course) to the holders of all or substantially all of the then outstanding Units, the effective date of which or the record date for which falls within such 10-day period.

"***Business Day***" means any day other than a Saturday, Sunday or statutory holiday in Alberta.

"***CDS***" means The Canadian Depositary for Securities Limited, or its nominee or successor, as applicable.

"***CDS Participant***" means a broker, investment dealer, financial institution or other nominee, in its capacity as a participant in the depository service of CDS, who holds Units registered in the name of CDS on behalf of or for the account of eligible beneficial owners of Units and who is acting on behalf of such beneficial owners with respect to participation in the Plan.

"***Distribution***" means a cash distribution payable by Newalta to the Unitholders.

"***Newalta***" means Newalta Income Fund.

"***Participant***" means an eligible registered Unitholder who, on the applicable Distribution record date, is enrolled in the Plan; provided, however, that CDS or a broker, investment dealer, financial institution or other nominee who holds Units on behalf of eligible beneficial owners of Units shall be a Participant for the purposes of the Plan only to the extent that CDS or such broker, investment dealer, financial institution or other nominee has enrolled in the Plan on behalf of eligible beneficial owners of Units.

"***Plan***" means this Distribution Reinvestment Plan of Newalta, as amended or restated from time to time.

"***Units***" means trust units of Newalta.

"***Unitholder***" means a holder of Units.

ADVANTAGES

The Plan offers eligible Unitholders the opportunity to reinvest the Distributions payable in respect of their Units (including Units held under the Plan for their account) by purchasing additional Units directly from Newalta at a 5% discount to the Average Market Price.

The Agent, on behalf of Participants, will purchase Units under the Plan from Newalta treasury on the applicable Distribution payment date, and the new Units purchased will be held by the Agent for the account of the Participants or, in the case of CDS, credited to the accounts of the applicable CDS Participants through CDS.

Distributions payable in respect of Units that have been previously purchased with reinvested Distributions and are held by the Agent for a Participant's account under the Plan will be automatically reinvested in additional Units on behalf of the Participant.

If the Administrator determines that no Units or only a limited number of Units will be available for purchase under the Plan for a particular Distribution payment date, the Distribution payable on that date or any portion thereof that is not reinvested under the Plan, as the case may be, will be paid to Participants in the ordinary course. See "Pro Ration" below.

COSTS

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Units from treasury under the Plan, and Newalta will pay all administrative costs of operating the Plan.

Beneficial owners of Units who wish to participate in the Plan should consult their broker, investment dealer, financial institution or other nominee who holds their Units to confirm what fees, if any, such nominee may charge to enroll in the Plan on their behalf.

ENROLMENT

Registered Unitholders

Eligible registered Unitholders may enroll in the Plan at any time by delivering to the Agent a duly completed and signed Authorization Form in the form provided by Newalta for this purpose. CDS will provide separate instructions to the Agent regarding the extent of its participation in the Plan on behalf of beneficial owners of Units.

The Authorization Form or CDS instructions, as the case may be, will direct (or be deemed to direct, as applicable) the Agent to reinvest on the Participant's behalf all Distributions payable in respect of Units registered in the name of the Participant or held for the Participant's account under the Plan in additional Units in accordance with and subject to the provisions of the Plan.

An Authorization Form must be received by the Agent not later than 3:00 p.m. (Calgary time) on the Business Day immediately preceding a Distribution record date in order to take effect on the Distribution payment date to which that record date relates. An Authorization Form received by the Agent after that time will not take effect until the next following and subsequent Distribution payment dates. CDS instructions must be received by such deadline as may be agreed between CDS and the Agent.

An Authorization Form may be obtained from the Agent at any time upon request or from Newalta's website at www.newalta.com.

Beneficial Owners of Units

Eligible beneficial owners of Units that are registered in the name of another person (such as a broker, investment dealer, financial institution or other nominee) may only participate in the Plan if they (i) transfer their Units into their own name and then enroll in the Plan directly, or (ii) arrange for the applicable CDS Participant or other nominee to enroll in the Plan on their behalf. Beneficial owners of Units that are registered in the name of CDS or a nominee may not directly enroll in the Plan.

Where an eligible beneficial owner of Units wishes to enroll in the Plan through a CDS Participant in respect of Units registered in the name of CDS, appropriate instructions must be received by CDS from the applicable CDS Participant not later than 4:00 p.m. (Toronto time) on the Business Day immediately preceding a Distribution record date (or such other deadline as CDS may set from time to time) in order to take effect on the Distribution payment date to which that record date relates. Instructions received by CDS after that time will not take effect until the next following Distribution payment date. CDS Participants holding Units on behalf of eligible beneficial owners of Units registered in the name of CDS must arrange for CDS to enroll in the Plan on their behalf in respect of each Distribution payment date.

Eligible beneficial owners of Units should contact their broker, investment dealer, financial institution or other nominee who holds their Units to provide instructions regarding their participation in the Plan.

A Participant (other than CDS) that has enrolled in the Plan will remain enrolled in and will automatically continue to participate in the Plan until such time as the Plan is terminated by the Administrator or until the Participant's enrolment is terminated by the Participant or by the

Administrator . See "Termination of Enrolment" and "Amendment, Suspension or Termination of Plan" below.

ELIGIBILITY RESTRICTIONS

The Administrator reserves the right to determine, from time to time, a minimum number of Units that a Participant must hold in order to be eligible to enroll in, or to remain enrolled in, the Plan. The Administrator further reserves the right to refuse enrolment in the Plan to, or terminate the enrolment of, any person who, in the opinion of the Administrator, is participating in the Plan primarily with a view to arbitrage trading. See "Termination of Enrolment" below.

In certain circumstances hereinafter described, eligibility for enrolment or continued enrolment in the Plan may also be affected by a Unitholder's residency. See "Unitholders Outside of Canada" below.

UNITHOLDERS OUTSIDE OF CANADA

Unless otherwise announced by the Fund, Unitholders who are resident in a jurisdiction outside of Canada are not entitled to enroll, directly or indirectly, in the Plan. The Administrator will have the right to terminate the enrolment of any Unitholder that is enrolled in the Plan if the Administrator or the Agent has reason to believe that such person is resident in, or is enrolled in the Plan on behalf of a beneficial owner of Units who is resident in, a jurisdiction outside of Canada. In such circumstances, the Administrator or the Agent may require as a condition to continued enrolment that the Unitholder provide a declaration satisfactory to the Administrator that the person is not a non-resident. See "Termination of Enrolment" below.

FRACTIONAL INTERESTS

Although Newalta is not permitted to issue fractions of Units, full reinvestment is possible under the Plan as the Agent will credit to the account of each Participant a fractional interest in a whole Unit (to four decimal places) based on the Average Market Price. Newalta will from time to time issue to the Agent such number of whole Units as is necessary or desirable to accommodate the fractional interests of all Participants. The crediting of fractional interests in favour of beneficial owners of Units who participate in the Plan through a broker, investment dealer, financial institution or other nominee will depend on the policies of that broker, investment dealer, financial institution or other nominee.

In certain events described herein, a Participant or its legal representative will be entitled to receive a cheque in payment of the value of any remaining fractional interest in a whole Unit in the Participant's account based on the closing price of the Units on the Toronto Stock Exchange. Upon such payment being sent to the Participant or its legal representative, the Participant's fractional interest shall be deemed to be cancelled.

PLAN ADMINISTRATION

Valiant Trust Company currently acts as Agent under the Plan. If Valiant Trust Company ceases to act as Agent for any reason, another trust company will be designated by Newalta to act as Agent and Participants will be promptly notified of the change.

Purchases of Units under the Plan will be made by the Agent on behalf of Participants from Newalta treasury on the applicable Distribution payment date, and the new Units purchased will be held by the Agent for the account of the Participants or, in the case of CDS, credited to the accounts of the applicable CDS Participants through CDS. Subject to pro ration as described below, the number of Units (or fractional interests therein) purchased under the Plan for the account of each Participant on any Distribution payment date will be equal to the Distribution payable in respect of the Participant's Units on such date divided by 95% of the Average Market Price. See "Fractions of Units" above.

PRO RATION

The Administrator reserves the right to determine for each Distribution payment date the number of Units, if any, that will be made available for purchase under the Plan on that date. If, in respect of any Distribution payment date, the number of Units sought to be purchased on the reinvestment of Distributions under the Plan exceeds the maximum number of Units available for purchase, then purchases under the Plan on that date will be pro rated among all Participants according to the number of Units sought to be purchased under the Plan by each Participant, and the portion of any Distribution that is not reinvested under the Plan will be paid to Participants in the ordinary course on a pro rata basis according to their respective holdings of Units.

PRICE OF NEW UNITS

The subscription price of new Units purchased under the Plan will be 95% of the Average Market Price. Newalta will advise the Agent of the Average Market Price on each Distribution payment date on which Distributions are to be reinvested under the Plan.

REPORTS TO PARTICIPANTS

An account will be maintained by the Agent for each Participant with respect to purchases of Units made under the Plan for the Participant's account. As soon as is reasonably practicable following the end of each calendar quarter, the Agent will mail an unaudited statement of account to each Participant. These statements are a Participant's continuing record of purchases of Units made for their account under the Plan and should be retained for income tax purposes.

Beneficial owners of Units who participate in the Plan through their broker, investment dealer, financial institution or other nominee will not receive any such reports directly from Newalta, the Administrator or the Agent and should check with such nominee to determine what reports, if any, they can expect to receive from the nominee.

All Unitholders are responsible for calculating and monitoring their own adjusted cost base in Units for income tax purposes, as certain averaging rules may apply and such calculations may depend on the cost of other Units held by a Unitholder.

CERTIFICATES FOR UNITS

Units purchased and held under the Plan will be registered in the name of the Agent or its nominee, or accounts designated by it, for the account of the Participants. Certificates for whole Units so registered will only be issued to Participants if the Plan is terminated by Newalta, if the

Participant's enrolment in the Plan is terminated, or if a Participant withdraws all or some of the whole Units held by the Agent for the Participant's account under the Plan. Unit certificates will only be issued in the name of the applicable Participant.

A Participant may, on written request to the Agent and without terminating enrolment in the Plan, withdraw all or some of the whole Units held by the Agent for the Participant's account under the Plan and have a Unit certificate issued and registered in the Participant's name for such Units. Any Units (and any fractional interest in a whole Unit) remaining in a Participant's account will continue to be held by the Agent for the Participant's account under the Plan.

DISPOSITION OF UNITS HELD UNDER THE PLAN

Units held by the Agent under the Plan for the account of a Participant may not be sold, pledged or otherwise disposed of by the Participant while so held. Participants who wish to sell, pledge or otherwise dispose of any Units held by the Agent for their account under the Plan will be required to request that such Units be withdrawn from under the Plan and a certificate representing such Units be issued in the Participant's own name.

TERMINATION OF ENROLMENT

A Participant may voluntarily terminate its enrolment in the Plan by delivering to the Agent a written notice of termination that is signed by the Participant. On the termination becoming effective, the Agent will send to the Participant a certificate representing all whole Units held for the Participant's account under the Plan and a cheque in payment of the value of any remaining fractional interest in a whole Unit in the Participant's account, based on the closing price of the Units on the Toronto Stock Exchange on the trading day before the date on which the Agent actually received the notice of termination.

An individual Participant's enrolment in the Plan will be terminated automatically following receipt by the Agent of written notice of the Participant's death. On the termination becoming effective, the Participant's account will be closed and the Agent will issue a certificate representing all whole Units held for the Participant's account under the Plan together with a cheque in payment of the value of any remaining fractional interest in a whole Unit in the Participant's account, based on the closing price of the Units on the Toronto Stock Exchange on the trading day before the date on which the Agent actually received notice of the Participant's death. The certificate and cheque will be issued in the name of the deceased Participant or their estate, as applicable.

If a notice of termination or a notice of a Participant's death is not received by the Agent before 3:00 p.m. (Calgary time) on the Business Day immediately preceding a Distribution record date, the Participant's account will not be closed, and the Participant's enrolment in the Plan will not be terminated, until after the Distribution payment date to which such record date relates.

On a Participant's enrolment in the Plan being terminated by the Administrator in the circumstances described above under "Eligibility Restrictions" or "Unitholders Outside of Canada", the Agent will send to the Participant a certificate representing all whole Units held for the Participant's account under the Plan and a cheque in payment of the value of any remaining fractional interest in a whole Unit in the Participant's account, based on the closing price of the Units on the Toronto Stock Exchange on the trading day before the effective date on which the Administrator terminated the Participant's enrolment.

SUBDIVISIONS

If additional Units are distributed by the Fund pursuant to a subdivision of Units, the additional Units received by the Agent on behalf of Participants will be held under the Plan and credited by the Agent proportionately to the accounts of such Participants.

UNITHOLDER VOTING

Whole Units held under the Plan for a Participant's account on the record date for a vote of Unitholders will be voted in accordance with the instructions of the Participant given on a form to be furnished to the Participant by the Agent. Units for which voting instructions are not received will not be voted on the Participant's behalf. No voting rights will attach to any fractional interest in a whole Unit that is credited to Participant's account under the Plan.

AMENDMENT, SUSPENSION OR TERMINATION OF PLAN

The Administrator reserves the right to amend, suspend, terminate or replace the Plan at any time, but such action shall not have any retroactive effect that is prejudicial to the interests of Participants.

If the Administrator amends the Plan, written notice thereof will not be sent to Participants unless the interests of Participants are, in the opinion of the Administrator, materially prejudiced by such amendment. Generally, no notice will be given to Participants regarding any amendments to the Plan that are intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions. Where required, amendments to the Plan will be subject to the prior approval of the Toronto Stock Exchange.

If the Administrator terminates the Plan, each Participant will be sent written notice thereof and the Agent will send to each Participant a certificate representing all whole Units held for the Participant's account under the Plan and a cheque in payment of the value of any remaining fractional interest in a whole Unit in the Participant's account, based on the closing price of the Units on the Toronto Stock Exchange on the trading day before the date of termination. No purchases of Units will be made under the Plan on the Distribution payment date following the effective date of the Plan's termination, and any Distributions payable on that date and thereafter that would, but for the termination, have been reinvested under the Plan will be paid to Participants in the ordinary course.

LIABILITY

None of Newalta, the Administrator or the Agent, nor any of their respective representatives, shall be liable to any registered Unitholder or beneficial owner of Units, or to CDS or any CDS Participant (or other broker, investment dealer, financial institution or other nominee) for any act or for any omission to act in connection with the administration or operation of the Plan, including without limitation any claims for liability:

(a) relating to the prices and times at which Units are purchased under the Plan for the account of a Participant;

(b) relating to any decision by the Administrator or Newalta not to make any Units available for purchase under the Plan, or to limit the number of Units available for purchase under the Plan, for any Distribution payment date;

(c) arising out of a pro rating, for any reason, of the number of Units that may be purchased by a Participant under the Plan, in the circumstances described herein;

(d) relating to any decision to amend, suspend, terminate or replace the Plan in accordance with the terms hereof;

(e) arising out of the involuntary termination of a Unitholder's enrolment in the Plan in the circumstances described herein; or

(f) arising out of any failure to terminate an individual Participant's enrolment in the Plan upon such Participant's death before receipt of written notice of death.

Participants are cautioned that none of Newalta, the Administrator or the Agent can assure Participants a profit or protect them against loss with respect to any Units purchased under the Plan for their account.

TAX CONSIDERATIONS

None of Newalta, the Administrator or the Agent assume or accept any responsibility for the income or other tax consequences to a Participant of enrolling in and acquiring beneficial ownership of Units issued pursuant to the Plan. Persons interested in enrolling in the Plan are advised to consult with their own tax advisors.

INTERPRETATION

Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by the Administrator.

COMPUTATION OF TIME

The computation of any period of time referred to in the Plan shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under the Plan expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day.

GOVERNING LAW

This Plan shall be governed by, and administered and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

NOTICES

To Unitholders

All notices or other documents required or permitted to be given to Participants pursuant to or in connection with the Plan, including certificates for Units and cheques, shall be mailed to Participants at the addresses as shown on the records of the Agent.

To the Agent

Any notices or forms to be sent to the Agent, including any Authorization Forms, shall be sent to:

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Income Trust Department
Fax: (403) 233-2857
Telephone: (403) 233-2801

To Newalta or to the Administrator:

Any notices or forms to be sent to Newalta or the Administrator shall be sent to:

Newalta Income Fund
c/o Newalta Corporation, as Administrator
1200, 333 – 11th Avenue S.W.
Calgary, Alberta T2R 1L9

Attention: Chief Financial Officer
Fax: (403) 266-5334
Telephone: (403) 266-6556

EFFECTIVE DATE

The effective date of the Plan is September 20, 2004.

RECEIVED
2004 NOV -5 P 3:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWALTA

NEWALTA INCOME FUND

DISTRIBUTION REINVESTMENT PLAN

FREQUENTLY ASKED QUESTIONS

Sept 20, 2004

Distribution Reinvestment Plan

The following questions and answers explains the key features of the Distribution Reinvestment Plan ("DRIP Plan") of Newalta Income Fund ("Newalta"). Unitholders of Newalta should carefully read the complete text of the DRIP Plan before making any decisions regarding participation. Capitalized terms used below are defined in the actual DRIP Plan.

Frequently Asked Questions

1. What does the DRIP Plan offer?

The DRIP Plan provides eligible Unitholders with the opportunity to purchase additional Units from Newalta by directing that their monthly cash Distributions be reinvested in Units at a 5% discount to the Average Market Price (as defined in the Plan), without payment of any additional commissions, service charges or brokerage fees.

Unitholders are not required to participate in the Plan. Participation is entirely voluntary and must be initiated by the Unitholder. If you do not participate, then you will continue to receive your cash Distributions in the normal manner.

2. How can I enroll in the DRIP Plan?

- If you are an eligible registered Unitholder, you may enroll in the DRIP Plan at any time by delivering to Valiant Trust Company, as Agent under the Plan, a completed Authorization Form. An Authorization Form may be obtained from Valiant Trust Company at any time upon request or from Newalta's website at www.newalta.com.
- If you are an eligible beneficial owner of Units that are registered in the name of another person (such as a broker, investment dealer, financial institution or other nominee), you may only participate in the DRIP Plan if you transfer your Units into your own name and then enroll in the DRIP Plan directly, or arrange for that other person to enroll in the DRIP Plan on your behalf. You cannot directly enroll in the DRIP Plan if you are not a registered Unitholder.

3. How do Newalta employees participate in the DRIP Plan?

Newalta employees who are enrolled in the Employee Savings Plan and who have Newalta as an investment option will participate in the DRIP Plan and do not need to complete an Authorization Form. As well, Newalta's matching contribution under the Employee Savings Plan will also participate in the DRIP Plan.

Newalta employees who own Units outside the Employee Savings Plan can participate as a registered Unitholder or a beneficial owner of Units. Please see question 2 for additional details.

4. What are the costs of participating in the DRIP Plan?

You will not be charged any commissions, service charges or brokerage fees in connection with the purchase of additional Units from treasury under the DRIP Plan, and Newalta, as the Plan's Administrator, will pay all administrative costs of operating the Plan.

If you are a beneficial owner of Units and wish to participate in the DRIP Plan, you should consult your broker, investment dealer, financial institution or other nominee who holds your Units to confirm what fees, if any, such nominee may charge to enroll in the DRIP Plan on your behalf.

5. Are there eligibility restrictions?

The Administrator reserves the right to determine, from time to time, a minimum number of Units that a Participant must hold in order to be eligible to enroll in, or to remain enrolled in, the DRIP Plan. The Administrator further reserves the right to refuse enrolment in the Plan to, or terminate the enrolment of, any person who, in the opinion of the Administrator, is participating in the Plan primarily with a view to arbitrage trading.

Eligibility for enrolment or continued enrolment in the DRIP Plan may also be affected by a Unitholder's residency.

6. Can residents of countries other than Canada participate?

Unless otherwise announced by Newalta Income Fund, Unitholders who are resident in a jurisdiction outside of Canada are not entitled to enroll, directly or indirectly, in the DRIP Plan.

7. Will 100% of my Distribution be reinvested?

Subject to the possibility of pro ration (which is described below), 100% of your Distributions can be reinvested under the Plan. Although Newalta is not permitted to issue fractions of Units, full reinvestment is possible under the DRIP Plan as the Agent will credit to the account of each Participant a fractional interest in a whole Unit (to four decimal places) based on the Average Market Price. The crediting of fractional interests in favour of beneficial owners of Units who participate in the Plan through a broker, investment dealer, financial institution or other nominee will depend on the policies of that broker, investment dealer, financial institution or other nominee.

The Administrator reserves the right to determine for each Distribution payment date the number of Units, if any, that will be made available for purchase under the DRIP Plan on that date. If, in respect of any Distribution payment date, the number of Units sought to be purchased on the reinvestment of Distributions under the Plan exceeds the maximum number of Units available for purchase, then purchases under the Plan on that date will be pro rated among all Participants, and the portion of any Distribution that is not reinvested under the Plan will be paid to Participants in the ordinary course.

8. What statements will I receive under the DRIP Plan?

As soon as is reasonably practicable following the end of each calendar quarter, the Agent will mail an unaudited statement of account to each Participant. These statements are a Participant's continuing record of purchases of Units made for their account under the DRIP Plan and should be retained for income tax purposes.

Beneficial owners of Units who participate in the DRIP Plan through their broker, investment dealer, financial institution or other nominee will not receive any such reports directly from Newalta, the Administrator or the Agent and should check with such nominee to determine what reports, if any, they can expect to receive from the nominee.

9. How can I voluntarily terminate my enrolment?

If you are a Participant in the DRIP Plan, you may voluntarily terminate your enrolment by delivering to the Agent a written notice of termination.

If a notice of termination is not received by the Agent before 3:00 p.m. (Calgary time) on the Business Day immediately preceding a Distribution record date, your account will not be closed, and your enrolment in the Plan will not be terminated, until after the Distribution payment date to which such record date relates.

10. What happens on termination of my enrolment?

On the termination becoming effective (whether or not it is initiated by you), the Agent will issue a certificate representing all whole Units held for your account under the DRIP Plan and a cheque in payment of the value of any remaining fractional interest in a whole Unit in your account. Any Distributions payable on your units after termination of enrolment will be paid in the normal manner.

11. Where can I get further information?

If you have further questions, please direct them to:

Valiant Trust Company
Suite 310
606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention:	Income Trust Department
Fax:	(403) 233-2857
Telephone:	(403) 233-2801

Newalta Income Fund
c/o Newalta Corporation, as Administrator
1200, 333 – 11th Avenue S.W.
Calgary, Alberta T2R 1L9

Attention:	Chief Financial Officer
Fax:	(403) 266-5334
Telephone:	(403) 266-6556

NEWALTA

AUTHORIZATION FORM

Relating to the Distribution Reinvestment Plan of Newalta Income Fund ("Newalta") dated September 20, 2004, as amended or restated from time to time (the "Plan").

General Instructions:

1. **This Authorization Form is to be completed by a REGISTERED HOLDER of units of Newalta that wishes to enroll in the Plan. Participants in the depository system of The Canadian Depository for Securities Limited ("CDS") should contact CDS to obtain the appropriate documentation to participate in the Plan.**

2. Complete and sign this Authorization Form, and return it to Valiant Trust Company ("Valiant"), as Agent under the Plan, at the address or facsimile number set forth below, if you wish to reinvest your cash distributions in accordance with the Plan. Units issued on such reinvestment will be held by Valiant for your account under the Plan.

3. This Authorization Form must be received by Valiant at the address or facsimile number set forth below, not later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution to which the record date relates to be reinvested in additional units of Newalta in accordance with the Plan.

4. **If you are a BENEFICIAL OWNER of units of Newalta and hold your units through your broker, investment dealer, financial institution or other nominee, and you wish to participate in the Plan, please contact the broker, investment dealer, financial institution or other nominee that holds your units to provide instructions regarding your participation in the Plan.**

5. In order for this Authorization Form to be accepted, it must be executed by the registered unitholder or attorney of such person authorized in writing. If the person executing this Authorization Form is a body corporate, this Authorization Form must be signed in the corporate name by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate.

AUTHORIZATION

I have received and read a copy of the Plan. I hereby apply to enroll in the Plan and direct Newalta to forward to Valiant, as Agent under the Plan, all cash distributions paid in respect of all units of Newalta registered in my name now or in the future, and direct Valiant to apply such distributions, together with cash distributions on units held by Valiant for my account under the Plan, towards the purchase of additional units of Newalta, all in accordance with the provisions of the Plan and subject to pro ration, any applicable withholding tax and such other limitations and restrictions as are set forth in the Plan.

I hereby agree that all documents relating to the Plan and my participation therein, whenever prepared or received including, without limitation, the Plan and this Authorization Form, shall be prepared exclusively in the English language. Je consens à ce que tous les documents reliés au régime ainsi qu'à ma participation à celui-ci, peu importe le moment où ils sont reçus ou préparés, incluant, sans limitation, le texte complet du régime ainsi que ce formulaire d'autorisation, soient prepares exclusivement en langue anglaise. I acknowledge that the Plan is governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein, and hereby attorn to the jurisdiction of the courts of the Province of Alberta.

I hereby represent and warrant to Newalta and Valiant that I am, and when units of Newalta are purchased for my account in accordance with this direction I will be, a resident of Canada and, to the extent that I hold units of Newalta on behalf of a beneficial owner of units, such beneficial owner is, and when units of Newalta are purchased for my account in accordance with this direction such beneficial owner will be, a resident of Canada.

Signature of Registered Unitholder	Name of Registered Unitholder *(please print)*	Date

Address (including municipality of residence)	Daytime Telephone No.

PLEASE SEE PRIVACY NOTICE ON THE REVERSE SIDE OF THIS AUTHORIZATION FORM

(see over)

(continued from previous)

For further information, please contact:

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Income Trust Department
Telephone: (403) 233-2801
Fax: (403) 233-2857

OR

NEWALTA INCOME FUND
c/o Newalta Corporation, as Administrator
1200, 333 – 11th Avenue S.W.
Calgary, Alberta T2R 1L9

Attention: Chief Financial Officer
Telephone: (403) 266-6556
Fax: (403) 266-5334

PRIVACY NOTICE

Newalta is committed to maintaining the accuracy, confidentiality and security of the personal information under our custody or control. By providing the information above, you consent to the collection, use and disclosure of your personal information in the following manner.

This Authorization Form asks that you, as a unitholder of Newalta that wishes to enroll in the Plan, provide certain personal information to Newalta and Valiant. This information is being collected by Newalta and Valiant for the purposes of administering your relationship with Newalta and Valiant, including your participation in the Plan. You are under no obligation to enroll in the Plan, but if you do wish to participate in it then your personal information may be collected, used or disclosed by Newalta or Valiant to, among other things, determine your eligibility to enroll in and remain enrolled in the Plan, assess ongoing compliance with the Deed of Trust that governs the internal affairs of Newalta, maintain accounts under the Plan, prepare and register unit certificates in the circumstances described in the Plan, and establish and maintain lists of persons to which reports relating to the Plan or to securityholder affairs generally may be sent. In certain circumstances, your personal information may, where authorized or required by law, be collected, used or disclosed without your consent. For example, Newalta may be required to disclose certain information in respect of the Plan and its participants to governmental authorities or any stock exchange on which the units are listed.

If you have any questions regarding Newalta's privacy activities, please contact Newalta's Privacy Officer at (403) 266-6556.

NEWALTA INCOME FUND

RECEIVED
2004 NOV -5 P 3:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 45-102F2

RE: Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

---

Newalta Income Fund (the "Fund") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 2, 2003 of 250,000 trust units in the capital of the Fund, the Fund was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta, this 10th day of July, 2003.

NEWALTA INCOME FUND

By: (signed) *Ronald L. Sifton*
Ronald L. Sifton
Senior Vice President and
Chief Financial Officer